UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 31, 2022

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

2021 Universal Registration Document

1Presentation of the Group and its activities

1.1Overview

1.2Business model, market and strategy

1.3Significant events

1.4Operating activities

1.5Orange’s networks

1.6Research and innovation

1.7Regulation of telecommunication activities

2Risk factors and business control framework

2.1 Risk factors

2.2 Activity and risk management framework (INTENTIONNALLY OMITTED)

3Financial report

3.1 Review of the Group’s financial position and results

3.2 Recent events and Outlook

3.3 Consolidated financial statements

3.4 Orange SA Statutory Financial Statements

3.5 Statutory Auditors

4Non-financial performance

INTENTIONNALLY OMITTED

5Corporate Governance

5.1Composition of management and supervisory bodies

5.2Operation of the management and supervisory bodies

5.3Reference to a Code of Corporate Governance

5.4Compensation and benefits paid to Directors, Corporate Officers and Senior Management

6Shareholder Base and Shareholders’ Meeting

6.1Share capital

6.2Major shareholders

6.3Dividend distribution policy

6.4Statutory information on shares and Shareholders’ Meetings

6.5Draft resolutions to be submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 19, 2022

6.6Report of the Board of Directors on the resolutions submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 19, 2022

6.7Statutory Auditors’ Reports on resolutions and related party agreements

7Additional information

7.1Company identification

7.2Glossaries

7.3Cross-reference tables

2021 Universal Registration Document

including the Annual Financial Report

I hereby certify, that the information in this Universal Registration Document is, to the best of my knowledge, in accordance with the facts and makes no omission likely to affect its import.

I certify, to the best of my knowledge, that the financial statements have been prepared in accordance with applicable accounting standards and give a fair view of the assets, liabilities, financial position, and profit or loss of the Company and all the undertakings included in the consolidation, and that the Management Report, whose cross-reference table indicating its content is included on page 432 of this Universal Registration Document, presents a fair review of the development and performance of the business and financial position of the Company and all undertakings included in the consolidation, and describes the main risks and uncertainties to which they are exposed.

I have received a completion letter from the Statutory Auditors stating that they have audited the information contained in this Registration Document relating to the financial position and statements and that they have read this document in its entirety.

The Statutory Auditors have reviewed the historical financial information in this document and have issued reports, included on pages 283 et seq.

Without qualifying their opinion on the financial statements, in their report on the consolidated financial statements for the year ended December 31, 2021, set out on page 283 of this document, the statutory auditors drew the reader’s attention to Note 2.3.1, which sets out the change in accounting method linked to the decision of IFRS IC published in May 2021 on the calculation of obligations relating to certain defined benefit pension plans and its application with retroactive effect from January 1, 2019.

Issy-les-Moulineaux, March 31, 2022

Chairman and Chief Executive Officer

Stéphane Richard

The Universal Registration Document was filed on March 31, 2022, with the AMF as the competent authority under Regulation (EU) 2017-1129, without prior approval in accordance with Article 9 of said regulation.

The Universal Registration Document can be used for the purpose of offering financial securities to the public or admitting financial securities for trading on a regulated market, if it is supplemented by an offering circular relating to the securities and, where applicable, a summary and all amendments made to the Universal Registration Document. The document thus supplemented is approved by the AMF in accordance with Regulation (EU) No. 2017-1129.

This is a free translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users. This report should be read in conjunction with and construed in accordance with French law and professional standards applicable in France.

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Reports included in the Universal Registration Document

This Universal Registration Document includes:

−    the Annual Financial Report, prepared pursuant to Article L. 451-1-2 of the French Monetary and Financial Code;

−    the Management Report of the Board of Directors to the Shareholders’ Meeting, prepared pursuant to Articles L. 225-100 et seq. of the French Commercial Code;

−    the Corporate Governance Report of the Board of Directors, prepared pursuant to Article L. 225-37 of the French Commercial Code.

Cross-reference tables between the information legally required in these reports and the content of this document are provided in Section 7.3 Cross-reference tables.

Information incorporated by reference

Pursuant to Article 19 of Regulation (EU) 2017-1129, the following information is incorporated by reference in this Universal Registration Document:

−    the consolidated financial statements, the annual financial statements and the corresponding audit reports, the analysis of the Group’s financial position and earnings as well as other information on the Company’s financial statements are provided on pages 86 to 290 of Registration Document D. 21-0137;

−    the consolidated financial statements, the annual financial statements and the corresponding audit reports, the analysis of the Group’s financial position and earnings as well as other information on the Company’s financial statements are provided on pages 78 to 297 of Registration Document D. 20-0319.

The references to websites contained in this document are provided for reference purposes only; the information contained on these websites is not incorporated by reference in this document.

Forward-looking statements

This document contains forward-looking statements, including in Sections 1.2 Business model, market and strategy, 1.4 Operating activities, 3.1 Review of the Group’s financial position and results (in particular in Sections 3.1.1 Overview) and 3.2.2 Outlook.

Although Orange believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there can be no assurance that the anticipated events will occur or that the objectives set out will actually be achieved.

The important factors that could cause Orange’s actual results to differ materially from the objectives set out are described in Section 2.1 Risk factors. Other than required by law (in particular pursuant to Article 223-1 et seq. of the AMF General Regulations), Orange does not undertake any obligation to update forward-looking statements.

Documents available

Copies of the Universal Registration Document are available from Orange at its registered office.

This document, as well as Registration Documents No D. 20-0319 and D. 21-0137, some of whose information is incorporated by reference in this document, are also available on Orange’s website www.orange.com, under the heading Finance/Regulated information and on the AMF website: www.AMF-france.org.

Pursuant to Delegated Regulation (EU) No. 2019/815 of December 17, 2018, Orange’s Universal Registration Document is published in the European Single Electronic Format (xHTML). The consolidated financial statements are subject to tags using the XBRL markup language specified in the annex to the regulation.

All documents made available to shareholders under legal conditions can be viewed at Orange’s registered office, 111, quai du Président Roosevelt, 92130 Issy-les-Moulineaux, France.

In addition, Orange’s Bylaws are available on www.orange.com, under the heading Group/Documentation links to Governance (.

Orange’s consolidated financial statements for the last three fiscal years are also available on the www.orange.com website under the Finance/Results (www.orange.com/resultats-consolides) heading and at www.info-financiere.fr.

In this document, unless otherwise indicated, the terms the "Company" and "Orange SA" refer to Orange, société anonyme (French public limited company), and the terms "Orange," the "Group" and the "Orange Group" refer to the Company together with its consolidated subsidiaries.

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1.       Presentation of the Group and its activities

1.1Overview

1.1.1Group’s main footprint and key figures

1.1.2Organizational structure

1.1.3History

1.2Business model, market and strategy

1.2.1Our business model

1.2.2Key changes in the telecoms services market

1.2.3The Orange group strategy

1.3Significant events

1.4Operating activities

1.4.1France

1.4.2Europe

1.4.3Africa and Middle East

1.4.4Enterprise

1.4.5International Carriers & Shared Services

1.4.6Mobile Financial Services

1.5Orange’s networks

1.5.1Access networks

1.5.2National transmission and IP transport and control networks

1.5.3International networks

1.5.4Network resilience

1.6Research and innovation

1.6.1Strategy and key actions

1.6.2Intellectual Property and Licensing

1.6.3Capital-investissement

1.7Regulation of telecommunication activities

1.7.1European Union

1.7.2France

1.7.3Spain

1.7.4Poland

1.7.5Other EU countries where the Orange group operates

1.7.6Non-EU countries where the Orange group operates

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This chapter contains forward-looking statements about Orange, particularly in Sections 1.2 Business model, market and strategy and 1.4 Operating activities. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are detailed in Section 2.1 Risk factors.

1.1     Overview

Orange is one of the world’s leading telecommunications operators with revenue of 42.5 billion euros in 2021 and 140,000 employees worldwide at December 31, 2021, including 78,000 in France. The Group has a total customer base of 271 million customers worldwide at December 31, 2021, including 224 million mobile customers and 22 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange SA has been listed since 1997 on Euronext Paris (symbol: ORA) and on the New York Stock Exchange (symbol: ORAN).

Orange’s purpose is to be the trusted partner that gives everyone the keys to a responsible digital world.

1.1.1      Group’s main footprint and key figures

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Financial performance

Clients

Non-Financial performance

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1.1.2      Organizational structure

Orange SA is the parent company of the Orange group and also carries the bulk of the Group’s activities in France.

The list of the main consolidated entities of the Orange group at December 31, 2021 is provided in Note 20 to the consolidated financial statements (Section 3.3).

The Group’s organizational structure is reflected in the composition of the Executive Committee (see Section 5.1.3).

Geographical divisions - France - Europe - Africa and Middle East	Cross-cutting divisions - Orange Business Services - Cyberdefense - Wholesale and International Networks - Orange Content - Mobile Financial Services - Totem

Cross-cutting functions

-  Communication, Brand, and Commitment

-  CSR, Diversity and Solidarity

-  Finance, Performance and Development

-  General Secretariat

-  Human Resources and Group transformation

-  Strategy

-  Technology and Innovation

1.1.3      History

Orange, formerly France Telecom, is France’s incumbent telecommunications operator. The Group has its origins in the Ministry for Mail, Telegraphs and Telephone. It was renamed France Telecom in 1991 and became a société anonyme (limited company) on December 31, 1996. In October 1997, France Telecom shares were listed on the Paris and New York stock exchanges, allowing the French government the disposal of 25% of its shares to the public and Group employees. Subsequently, the public sector gradually reduced its holding to 53%. Between 2004 and 2008 the public sector sold a further 26% of the capital, and then again 4% in 2014 and 2015. On December 31, 2021, the French State retained 22.95% of the share capital, held either directly or jointly with Bpifrance Participations.

France Telecom’s area of activity and its regulatory and competitive environment have undergone significant changes since the 1990s. In a context of increased deregulation and competition, the Group has, over that period, undertaken several strategic investments, in particular the acquisition of the mobile operator Orange Plc and its brand created in 1994, and the acquisition of a controlling stake in Poland’s incumbent operator, Telekomunikacja Polska.

Since 2005, the Group has expanded strategically in Spain by acquiring the mobile operator Amena, then in 2015 the fixed-line operator Jazztel.

Over the last fifteen years, the Group has pursued a policy of selective, value-creating acquisitions by concentrating on the markets in which it is already present. Mainly targeting the emerging markets of Africa and the Middle East where the Group is historically present (in particular Cameroon, Côte d’Ivoire, Guinea, Jordan, Mali and Senegal), this strategy was implemented through the acquisition of Mobinil in Egypt (2010) and of Méditel in Morocco (2015) and more recently by the acquisition of a number of African operators (in Liberia, Burkina Faso, Sierra Leone and the Democratic Republic of the Congo) (2016).

It also resulted in the joint venture with Deutsche Telekom that combined UK activities under the EE brand (2010) followed by the disposal of EE in 2016, as well as the disposal of Orange Suisse (2012), Orange Dominicana (2014), Orange Armenia (2015) and Telkom Kenya (2016).

As part of its corporate services and since the acquisition of Equant in 2000, Orange has been pursuing its strategy of becoming a global player in digital transformation and has accelerated its shift to services through a number of targeted acquisitions, notably in the fields of cyber security and Cloud services, such as those of Business & Decision and Basefarm in 2018 and SecureLink and SecureData in 2019.

Business diversification is one of the major pillars of Orange’s strategy. The acquisition of Groupama Banque, now Orange Bank, in 2016, which launched its new banking offer in November 2017, illustrates the goal of diversifying into the mobile financial services sector.

In 2006, Orange became the Group’s main brand for Internet, television and mobile telephony services in the majority of countries where it operated, most importantly France and Spain. In 2013, the Company adopted the Orange name, offering the full range of its telephony services in France under the Orange brand. This policy continued with the adoption of the Orange brand by Telekomunikacja Polska in 2013, by Mobinil in Egypt, Mobistar in Belgium and Méditel in Morocco in 2016, and by several of the Group’s subsidiaries in Africa in 2017. Corporate services in the world are offered primarily under the brand Orange Business Services.

In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. For more information on Orange’s strategic plan and its business model, see Section 1.2 Business model, market and strategy.

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1.2     Business model, market and strategy

1.2.1      Our business model

"As a trusted partner, Orange gives everyone the keys to a responsible digital world." Such is our purpose, which frames everything we do and runs through our entire business model, enabling us to continuously create value we can share.

Rolling out digital infrastructure

Orange is one of the world’s leading telecommunications operators. We design, deploy and operate the infrastructure that’s essential for today’s digital world. Our priority is to develop high-performance, secure, intelligent networks that are also energy efficient to ensure our industrial strategy is sustainable, in line with our climate commitments.

The fixed and mobile access networks we operate reach individuals in 26 countries in Europe, Africa and the Middle East, and businesses in almost 220 countries and regions. We own a total of 40,000 mobile towers in Europe and own or co-own 450,000 km of submarine cables. Our customers—including people living in remote areas—can access very high-speed broadband using satellite technology.

Committed to continuing to deploy fiber, Orange teamed up with long-term investors to create two FiberCos in Europe. In 2021, the Group also launched TOTEM, its European TowerCo, providing mutualized solutions for operators to facilitate passive mobile infrastructure sharing, derive higher value from mobile towers and optimize the way in which they are managed.

Connecting as many people as possible

The trends accelerated by the pandemic—the growth in the number of Internet users, progress made in terms of enhancing regional coverage, digital transformations within companies and widespread use of online services—signal a growing need for reliable, inclusive and secure connectivity everywhere.

Our response involves continuing to roll out fiber, 4G and 5G, greatly increasing the capacity of our infrastructure. Our infrastructure provides enhanced connectivity for our entire customer base, comprising retail, business and wholesale customers (operators in France and abroad, content and Internet service providers, etc.).

Developing new, trustworthy services

Our networks are the foundation for developing innovative services relating to finance, business IT support, cybersecurity, content, e-health, remote surveillance, energy, and more.

The trust people place in our brand and a strong regional network help Orange Bank to develop in-house banking services that are mobile-native and work in synergy with our broader telecom activities. Over 25 million active Orange Money customers in Africa and the Middle East use the service to complete financial transactions quickly and easily on the move.

Through Orange Business Services, our unique expertise as both a network operator and digital services integrator means we combine the full range of skills required to support businesses all along the digital value chain, with on-demand networks, multi-cloud services, data analysis, artificial intelligence and smart mobility services. We are constantly developing innovative services to help businesses leverage new uses and face major changes in their sectors. Our solutions can also help them reduce their environmental footprint.

What’s more, through Orange Cyberdefense, we provide cybersecurity services across all stages of the threat life cycle.

Sharing the value we create

In line with our purpose and Engage 2025 strategic plan, our aim is to create value for our shareholders, employees, customers and, ultimately, society as a whole.

The strong level of engagement among our employees is our biggest asset when it comes to our role as an essential operator. Orange invests in skills development, supports the introduction of new ways of working and promotes gender diversity in all areas of the business.

In 2021, Orange continued to invest in upgrading its networks to bring more and more customers the best possible connectivity. Furthermore, the Group complies with exacting responsible procurement criteria and fosters entrepreneurship in all its operating regions. As a network operator and digital services integrator, we ensure digital technology plays a key part in transforming businesses. Our financial solidity enables us to maintain the trust of our lenders, investors and shareholders, reaching 7.5% employee share ownership through our Together 2021 internal shareholding plan.

We firmly believe that digital technology can facilitate inclusion, which is why we support a growing number of people through nine Orange Digital Centers, dedicated learning hubs to develop people’s digital skills. We have pledged to achieve net zero carbon emissions by 2040—10 years earlier than the objectives set by the GSMA global telecoms industry body—by making our networks, buildings and transportation systems more energy efficient, making greater use of electricity from renewable sources and engaging with the circular economy.

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Assets

People

140,000 employees

8,000 working in research and innovation, including 720 as researchers

2,500 cybersecurity experts

31.6% of women in management networks

Industrial assets

40,000 mobile towers in Europe and 450,000 km of submarine cable owned or co-owned

Fiber: Europe’s leading provider in the market with 56.5 m connectable homes

4G coverage reaching an average of nearly 99% of the population in Orange’s 8 operating countries in Europe and 17 countries in Africa and the Middle East

5G rolled out in 6 European countries

32 cyber threat detection centers worldwide

Commercial assets

USD 20 bn: Orange’s brand value in 2021 (BrandZ ranking)

4,900 stores across the world

and 900,000 resellers in Africa and the Middle East

44,500 employees in customer-facing roles

18% of digital sales in Europe

Financial assets

€35.4 bn in equity

7.38% of shareholder base made up of employees and former employees

1.91x: satisfactory debt ratio

€50 m: the investment capacity of

the Orange Nature carbon fund

Suppliers and partners

36.3% of the Group’s electricity comes from renewable sources

92.4% of suppliers committed to complying with the Code of Conduct (ESG)

BuyIn, a joint venture between Orange and Deutsche Telekom to optimize strategic and sustainable procurement activities

*      on a comparable basis

**     Joint Alliance for CSR (JAC): An association of telecoms operators that seeks to audit, assess and develop the implementation of CSR principles.

Value created

A major employer

9,200 recruitments on unlimited contracts in 2021

91% of employees say they are proud to work at Orange

92% of employees completed at least one training program in 2021

Providing an essential service

No.1 for mobile network quality in France for the 11th year running (Arcep)

Leadership position in the European fiber and convergent markets (with 11.8 m and 11.5 m customers respectively)

25.1 m Orange Money active customers

1.7 m Orange Bank customers in Europe

200 malicious websites shut down every day

Inclusive and open innovation

A portfolio of more than 9,000 patents

Awarded the GEEIS-AI label for inclusive artificial intelligence

9 Orange 5G Labs in Europe

18 start-ups backed by Orange Ventures

Solid financial performance

EBITDAaL: €12.6 bn

Operating income: €2.5 bn

Organic cash flow from telecoms activities: €2.4 bn

A reduced environmental impact

12.1% reduction in CO2 emissions between 2015 and 2021*

20.4%: collection rate of unwanted mobiles in Europe

Progress towards digital equality

Almost 140,000 new beneficiaries of programs run by the Orange Foundation

16 countries offering affordable smartphones with internet access

9 Orange Digital Centers in Africa and the Middle East

Responsible and ethical working relationships

402 corrective action plans carried out after CSR audits conducted under the JAC**

€17.6 m spent on goods and services from companies in the sheltered employment sector

2021 data

See the methodology note in the 2021 Universal

Registration Document for calculation methods and definitions.

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Value sharing

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1.2.2      Key changes in the telecoms services market

Network development and growth in telecommunication uses

Thanks to the increased capacity of existing network (fiber and 4G/5G) and the penetration of smartphones, the take-up of new uses has accelerated, impacted also by the multiplicity of screens (computers, smartphones, tablets, connected TV, augmented reality glasses and headphones). The development of 5G technology has prompted the emergence of new uses for businesses (optimization of production time, remote control of machines, predictive maintenance, etc.), and for the general public (immersive videos, Cloud gaming, Metaverse, live 360 transmission with several HD cameras).

In Africa and in the Middle East, Internet access networks are developing primarily through the rollout of 4G mobile networks, and fiber is taking off in targeted zones in large cities. In Europe, network investments are focused on very high-speed broadband access, with the development of fiber in the fixed-line segment, improved performance of 4G mobile networks and commercial launches of 5G. At the same time, operators are constantly upgrading their networks in a bid to make them more agile and easier to manage (through the virtualization of network functions and automation), and to optimize their value through pooling.

New consumer and business expectations

The health crisis made the need for connectivity a vital issue for individuals - to work, access healthcare and maintain social connection, and for businesses to secure their growth or their survival (teleworking, e-commerce, etc.). This acceleration of digitalization has made cybersecurity necessary for all: individuals, businesses and States.

More than ever customers count on networks being reliable and resilient and the protection of their personal data, prompting awareness of the importance of a relationship of trust with their operator.

The context of the economic and health crisis has aggravated unequal access to digital solutions. At the same time, there have been an increasing number of extreme weather events. Faced with this dual phenomenon, society as a whole increasingly expects greater transparency from companies, more commitment in respect of major environmental and social issues, but also a greater presence in regional towns and communities.

Transformation of the telecoms industry

Against this new backdrop, the transformation of the telecoms industry has gathered pace.

The major US digital players (GAFAM [1]) have continued to grow more powerful: smartphones manufacturers and digital services providers are challenging the capacity of operators to stand out, while Over-The-Top (OTT) service providers are now focused on the substitution of voice in B2B and International Wholesale. Thanks to the size of their domestic market - sufficient to generate the means required to innovate globally, Chinese suppliers have become key players in networks and smartphones, thereby raising the question of the dependence of European telcos (supply chain in particular). Lastly, the supremacy of these giants looms over the digital economy and could generate security and sovereignty risks at the European level.

The major digital players are also speeding up the development of their proprietary infrastructures by building new Data centers and international networks that they are promoting in the B2B and wholesale markets.

To face the increasingly steady growth of uses (video, data), European operators must continue to invest in tomorrow’s very high-speed broadband, fixed (fiber) and mobile (4G/5G) networks. At the same time, they are facing very fierce competition (low cost, price war) and more severe regulatory requirements (imposed rates ). To address the resulting high financial constraint, operators are pooling and sharing their networks, some have transferred all or part of their infrastructures to financial funds or infrastructure companies (see sections 1.3 Significant events and 2.1 Risk factors).

1.2.3      The Orange group strategy

The Engage 2025 strategic plan, which combines growth and responsibility, is based on an environmental and social commitment and four ambitions :

1.    Reinventing Orange’s operator model ;

2.    Accelerating in growth areas ;

3.    Placing data and AI at the heart of the innovation model ;

4.    Co-creating a future-facing company.

In this plan for 2025, launched in December 2019, for the first time Orange made the clear and committed choice to place its social responsibility at the heart of its strategic vision. With Engage 2025, the Group aims to play its part in building a more sustainable and inclusive world by focusing its CSR initiatives on two main areas: the fight against global warming and against digital inclusion.

A strong commitment guided by social and environmental responsibility

The Group has adopted a business model that is committed and accountable to its employees, its customers and the Society as a whole.

Commitment to inclusion

In a crisis context that has aggravated unequal access to digital solutions, Orange trains and supports the digitally excluded. Nine Orange Digital Centers were thus opened in the MEA region (Middle-East and Africa) [2] to foster entrepreneurship and employability of young people by developing their digital skills. The Group also offers solutions to low-income households in Europe, such as Tarifa social in Spain (improved to adapt to the growing connectivity needs of households), and affordable smartphones. In December, it launched Neva Leaf, the first «eco-responsible» smartphone which combines durability and inclusion: reduced carbon footprint (20% of recycled plastic), easily repairable (shell, screen, battery), upgradable for a very affordable price.

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Environmental commitment

In response to the challenge of climate change, Orange has set itself the goal of bringing forward the GSMA objectives by 10 years, reaching Net Zero Carbon by 2040, despite the surge in network data, compounded by the health crisis (teleworking, digitalization). In 2021, the group met 36,3% of its electricity needs by using power from renewable sources (with a goal of at least 50% in 2025).

In 2021, the Group signed several renewable energy power purchase agreements in France, Spain and Poland, with Engie, Boralex and TotalEnergies. In the MEA zone, it sped up its solar-related projects and has partnered with Engie to use solar energy to power GOS (Groupement Orange Services), the main Orange Data Center in Côte d’Ivoire. It is continuously reducing its energy consumption (networks, buildings, vehicles) and increasingly active in the circular economy: eco-designed products, second-hand network equipment with Nokia and BuyIn [3], reconditioned terminals and/or fixed in stores, first SIM card made of 100% recycled plastic in Belgium. Lastly, to physically capture its incompressible residual carbon emissions, Orange has chosen to finance natural carbon sinks, notably through the creation of Orange Nature, an innovative carbon fund launched in December 2021 (See sections 1.3 Significant events and 1.6.3 Capital investment).

Since 2015, the Group has reduced its CO2 emissions by 12.4%, with a goal of a 30% reduction in 2025. For more information, see section 4.2.2 Control of energy and climate impacts.

Four bold ambitions to tackle a changing ecosystem

Reinventing its operator model by capitalizing on its leading position in networks

The group seeks to grow its core business, connectivity, thanks to enhanced connectivity and more open and higher valued network infrastructures.

Faster digital development for regional communities

Despite the health crisis, the Group continued to accelerate the rollout of its high-speed and mobile networks in 2021.

On the fixed-line segment, 56.5 million households worldwide became eligible for fiber to the home (FTTH) at year-end 2021 (+19.7% over one year) with an acceleration of the rollout in France, where Orange reached 6 million customers on the fiber network in January 2022. With 70% of its territory covered, largely thanks to Orange, France is the country with the highest fiber connections in Europe. Orange continues to optimize its copper network in France while  supporting all network users in their transition to fiber.

Whether through its own infrastructure or the use of third-party networks, Orange is the European leader on fiber and aims to market its FTTH offers in more than 65 million homes in Europe by 2023.

On the Mobile segment, 5G has been launched in six European countries: France, Spain, Poland, Romania, Luxembourg and Slovakia, and is scheduled for launch in the MEA region in Jordan, Morocco, Egypt, Senegal and Côte d’Ivoire. The Group develops its new uses through its nine Orange 5G Labs: Seven in France and two abroad. (https://5glab.orange.com/fr/).

At the end of 2021, Orange was ranked by Arcep as the best mobile network in mainland France for the 11th consecutive year on all networks (4G, 5G, speed of receipt of text messages and web page display).

Lastly, the Group is intensifying its investments to develop national and international networks and extract value from them on the wholesale market. In October, Orange’s International Carriers was voted as the «Best Wholesale Operator» at the World Communication Awards 2021 in London, for having the most extensive solutions catalog on the market, capable of fully addressing the needs of its operator and content provider customers.

In Africa, Orange continues to invest massively in international connectivity projects with more than 40 undersea cables worldwide, including the 2Africa consortium, the AMITIE transatlantic cable, PEACE and Djoliba which connects  eight West African countries. See Section 1.3 Significant events.

The Group strengthened its digital infrastructures with partners: in October, Orange signed a network sharing partnership for the entire African continent with Liquid Intelligent Technologies, the leading pan-African digital infrastructure provider with a network of 100,000 km; and launched with Oracle a project to speed up Cloud-based digital transformation in West Africa (local hosting of client data in Senegal and Côte d’Ivoire, joint promotion of health solutions, etc.). It continued the digital coverage of isolated communities throughout the MEA region: At end-2021, 17 of the 18 countries were covered by 4G, 6,000 mobile sites powered by solar energy provide rural coverage and 98,000 solar kits provide access to energy for individuals in nine countries.

More open and better valued network infrastructures thanks to the operational launch of its FiberCo and TowerCo solutions

Announced in January 2021 in France, Orange Concessions is now up and running. It brings together 24 Public Initiative Networks (Réseaux d’Initiative Publique), governed by contracts with local authorities, ultimately representing nearly 4.5 million fiber connections, which makes Orange Concessions the leading infrastructure operator in French rural areas. This new company was valued at 2.7 billion euros, confirming the value of Orange’s investments and the relevance of its strategy in optical fiber. In Poland, Orange also launched its FiberCo, by signing an agreement with APG in April 2021 to roll out 1.7 million FTTH connections. See Section 1.3 Significant events.

TOTEM, Orange’s European TowerCo launched in February 2021 in France and in Spain, has become a first-class European passive mobile infrastructure platform. The Group seeks to make TOTEM a European leader on the TowerCos market and to keep this strategic asset in a long-term industrial perspective. See Section 1.3 Significant events.

Lastly, the group has consolidated its convergence leadership in Europe through two acquisitions: a 54% stake in the second fixed operator in Romania, Telekom Romania Communications, completed in September and a 75% stake in VOO in Belgium, holder of the cable network in Wallonia and Brussels, signed in December. See Section 1.3 Significant events.

Accelerating its development in three growth areas: Africa and the Middle East, B2B services and financial services, that differentiate it from its competitors

Making Orange the benchmark digital operator in Africa and the Middle East

Orange is one of the few businesses that made the strategic choice of Africa and the Middle East more than 20 years ago. With its operational headquarters based in Casablanca, Morocco, Orange MEA is now one of the Group’s main growth engines. The African continent, with a population of 1.5 billion people, is booming and has a strong potential for innovation thanks to its large youthful population, who will be the users of tomorrow’s digital services. Orange has 135 million customers in 16 consolidated countries in Africa and the Middle East.

In the MEA region, the Group primarily relies on the growth of mobile data driven by the increase in the penetration rate of smartphones, 4G and soon 5G and fiber rollouts in densely populated areas, and network sharing agreements or adapted solutions to extend its coverage in rural areas. Despite the increasingly intense competition, particularly on Orange Money, in 2021, Orange Middle East & Africa reported solid growth of 10.6% driven by 4G mobile data and its 44.4 million 4G customers (+34.4%), Orange Money (25.1 million active Orange Money customers) and fixed broadband (2.1 million FBB customers).

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By 2023, the Group aims to achieve a compound annual growth rate (CAGR) for its revenues of approximately 6%, double-digit EBITDAaL growth and an even faster increase in organic cash flow.

On this infrastructure basis, the Group has reinforced its multi-service strategy through the development of mobile financial services, as well as content, e-health and energy offers, around the My Orange app, entry point for its digital services. The aim is for these services to account for 20% of MEA revenue by 2025.

Accelerating the development of IT services for B2B customers and scaling up cybersecurity

With the inherent opportunities that it conveys, the digital transformation of businesses was further strengthened in 2021. Businesses are implementing end-to-end digitalization (cooperation with providers, internal processes and customer experience) and migrating their IT environment to the Cloud to become more agile and reduce costs. Orange supports them in this transformation through Orange Business Services (OBS) and continues its transition from a B2B telecommunication operator to a digital services company.

In 2021, the Group maintained its leadership in connectivity by focusing on network virtualization (SD WAN), fiber and 5G. At the same time, it continued its development in integration services to give its customers the benefit of a complete IT ecosystem (data analytics, Cloud services, IoT, etc.) and of course in cybersecurity, where it seeks to gain leadership in Europe in 2023 under the Orange Cyberdefense (OCD) brand.

In 2025, more than 55% of OBS and OCDs revenues is expected to be generated by digital, IT services and new connectivity services (5G private networks in particular in the 4.0 industry, software-defined wide-area networks - SD-WAN), compared to 43% at the end of 2021 (including 41% for IT & integration services alone).

In the shorter term, the accelerated transition from historical high-margin activities to our new growth drivers is impacting profitability. In this context, EBITDAaL 2022 is still expected to be slightly down and the objective of OBS' future senior management will be to return to growth from 2023.

Under the Orange Cyberdefense (OCD) brand, the Group has become a reference cybersecurity player unparalleled by other telecom operators. With 2,500 experts in 160 countries and 32 threat-detection centers, OCD provides support to more than 8,000 customers worldwide. In September, Orange Cyberdefense obtained the ANSSI security Visa for its PRIS qualification, one of the most demanding distinctions on the market in terms of cybersecurity, as it covers the company, its staff and the implementation of missions. In 2021, OCD posted revenues of 838 million euros, up 14% compared to 2020, and aims to exceed 1 billion euros of revenues on an annual basis in Europe by end-2023. The Group seeks double-digit revenue growth for OCD, exceeding that of the market and a medium-term EBITDAaL rate that is approximately two times higher than that of today.

Continuing its expansion in financial services across its footprint

The Engage 2025 strategic plan underscores Orange’s determination to accelerate its growth in financial services.

Four years after its launch, Orange Bank continues its development by capitalizing on the success of bank and telecoms crossed offers (cashback in stores; financing of devices), and its upgrading strategy (marketing of new insurance products, launch of premium bank card). In October 2021 Orange has decided to buy out the shares of its historical partner Groupama and is now a 100% shareholder in Orange Bank. In addition, a capital increase of 230 million euros gives Orange Bank the means to accelerate its growth projects. With 1.7 million customers in France and in Spain at end-2021, Orange Bank currently ranks among the top five online banks in France. Almost all of its new customers in France sign up for a paying offer, while online banks mostly maintain a free offer model.

Through Orange Money, Orange is a key player in ensuring financial inclusion in Africa and in the Middle East for customers without access to a bank. With Orange Bank Africa, the Group seeks to capitalize on the success of Orange Money in countries with limited access to a bank where demand is very strong. Launched in July 2020 in Côte d’Ivoire, Orange Bank Africa proposes pico-credit and insurance offers. At end-2021, the bank had 0.7 million customers and had granted over one million loans totaling FCFA 52 billion.

Given its evolution towards a strategy focused primarily on value, Mobile Financial Services is now fully mobilized to reach break-even in terms of EBITDAaL by the end of 2024.

Crossing a new milestone in its digital transformation by placing AI and data at the heart of its innovation model

To support its growth ambition by 2025, Orange is reinventing itself and adapting to a deeply changing world. The Group resorts to artificial intelligence and data to improve customer experience, make its networks smarter and the entire business more agile.

Smarter networks and improved operational efficiency

Orange has expanded the use of AI/Data for smarter networks and better quality of service: optimization of the roll-out of new mobile sites and fiber, maintenance of networks, cost reduction and improvement of service quality.

New AI/Data services are developing within the Group: virtual assistants, predictive behavioral analysis to better anticipate customer needs, DataScience4Business offer to raise its knowledge of customers, points of sale and products.

A reinvented customer experience with artificial intelligence and Data for more customization, prevention, support, security and control.

New technologies (chatbots, Robotic Process Automation, data targeting) are enabling Orange to improve customer experience by combining the best of digital and human intervention. The fluidity of the digital channel and the ease of access to the human touch via the network of stores or the customer service generate both better customer satisfaction and commercial efficiency. Text and voice interfaces are enhanced thanks to chatbots: 25 million conversations were handled by chatbots in 2021, 65% of which were entirely handled by the chatbot (without any human intervention). This resulted in a 25% reduction in incoming calls to Call Centers in 2021.

In 2021, My Orange app had 30 million users. 18% of sales in Europe are made through the digital channel. The goal is to reach 30% by 2025.

Thanks to smoother customer journeys and better customer insight, the Group is aiming to have 9 out of 10 customers recommend Orange in all its countries by 2025. By the end of 2021, this figure reached 8.8 out of 10 customers.

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Signing of several strategic partnerships

After signing a strategic partnership in July 2020 with Google Cloud to accelerate Orange’s IT and digital transformation and develop new cloud services, especially in Edge computing, Orange announced in May 2021 that it had partnered with Capgemini to create BLEU, a new company that will provide an independent "Cloud de Confiance". Designed to address the sovereignty needs of the French government, public administrations and businesses with critical infrastructures, this French cloud de confiance will operate under French and European laws. In addition, Orange participates in the «European Alliance For Industrial Data, Edge and Cloud» alliance, launched in July 2021 by the European Commission, which promotes the development of the next generation of European Clouds: secure, interoperable and operated by a European operator.

With Capgemini, Sanofi and Generali, Orange also announced in June 2021 the creation of a joint venture Future4care, a startup accelerator program with the ambition of developing rapid e-healthcare solutions.

Lastly, in March 2021, Orange created its Data and IA Ethics Council, to strengthen its bond with customers, employees and stakeholders - in connection with its Purpose. This advisory and independent body supports the implementation by the business of the ethical principles governing the use of these technologies.

Orange is currently one of the leading private players involved in digital research in France and a player engaged in upcoming transformations (see section 1.6 Research and development). After the reorganization of its research and innovation activities in 2020, Orange Innovation thus inaugurated in Lannion in September, the Padus Lab to experiment future networks and different energy efficiency technologies: free cooling, solar energy solutions, very high efficiency power supply architectures; and in Chatillon in November its Open RAN Integration Center (Open Radio Access Networks), the 1st test and integration laboratory in France to accelerate the development of this benchmark technology based on virtualization and automation for future mobile networks.

To accelerate the development of new 5G services, Orange supports the next immersive technologies revolution aimed at creating new personal and professional uses in entertainment, 4.0 industry, medical research, training, etc. In March 2021, via its Orange Digital Investment holding, the Group invested in the American venture capital fund, Venture Reality Fund II, dedicated to immersive technologies and a major player in the XR (eXtended Reality) sector, which combines Augmented Reality, Virtual and Mixed Reality. Furthermore, in May and December 2021, respectively, Orange launched the Orange Ventures Impact investment vehicle and created the Orange Nature fund (see section 1.3 Significant events).

Co-creating a future-facing company

For Orange, this entails meeting the skills challenge in the continuity of its "digital and human" employer promise, by supporting all its employees as best as possible and by enhancing the company’s attractiveness.

The company continues its shift by becoming more international and more geared toward B2B and new technologies. After establishing the operational head office of Orange MEA in Casablanca (Morocco) in 2020, the Group unveiled Bridge, its new headquarters in Issy-les-Moulineaux, in September 2021, which houses 3,000 corporate and operational employees.

To strike a balance between generations and functions inside the company, and to cope with the evolution of its economic model, Orange signed on December 17 in France a new intergenerational agreement for the 2022-2024 period with three union organizations, which combines measures to promote youth insertion and support for employees in the middle or at the end of their careers (see section 1.3 Significant events).

The Group has invested over 1.5 billion euros in an ambitious upskilling and professional retraining plan, open to all employees. It seeks to help its employees develop their soft as well as technological (Data, Artificial Intelligence (AI), Cloud, Cybersecurity) skills. In May 2021, the first class of cybersecurity engineers graduated from the Orange Cybersecurity Campus in France. The class was made up of Group’s employees and young people on work/study programs, via a distance learning structure (CNAM) while still working in their operational entity.

The Group’s challenge to rank among the most attractive employers is reinforced by the scarcity of tech profiles on the job market. In 2021, Orange was ranked in France 8th in the Universum study conducted with IT students and 7th among experienced IT engineers. The Group is also in 7th position in the new Universum CSR ranking of the CAC 40 groups «the most committed according to the Master’s degree level students» and 4th according to the students of the Grandes Ecoles (January 2022). Finally, it is N°1 in the LinkedIn Top Companies 2021 ranking of the 25 companies offering the best career prospects in France.

In the new context of the health crisis, the Group has facilitated the use of telework and continues to implement in-house actions to ensure inclusion and quality of life at work. Furthermore, Orange is a reference company with respect to professional gender equality: women account for 35,9% of the Group’s overall workforce, and 31,6% of the network of managers and senior executives are women. In France, Orange employs 4,400 people with disabilities, who are supported from their integration into the company to the accessibility of their work environment.

Lastly, Orange aims to ensure long-term employee engagement in the Group’s development and the success of its strategy. In November 2021, 64,000 employees in 37 countries enrolled in Together 2021, the Group employee shareholding program (see Section 1.3 Significant events).

A growth ambition accompanied by an operational efficiency program

At the launch of the Engage 2025 plan at the end of 2019, the Group committed to achieving net savings of one billion euros between 2019 and 2023 on a defined scope of indirect costs of nearly 14 billion euros.

The Scale Up operational efficiency program is based on a portfolio of some twenty initiatives to support the operating entities in achieving their objectives, grouped into four main categories: industrial choices, pooling of resources, changes in working methods and expenses optimization.

By the end of 2021, cumulative net savings of more than 300 million euros were achieved within the defined scope compared with end-2019 (see Section 1.3 Significant events).

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1.3     Significant events

Governance

The Orange Board of Directors duly noted on November 24, 2021, the decision taken by Stéphane Richard to submit his resignation as Chairman and CEO to the Board. The Orange Board of Directors met on January 28, 2022 and appointed Christel Heydemann as the Chief Executive Officer of Orange as from April 4, 2022. For more information, see Chapter 5 Corporate governance.

Optimization, development and enhancement of FTTH and mobile infrastructures

To reinvent its operator model in the context of the Engage 2025 strategic plan, Orange seeks to optimize, develop and further enhance its infrastructures, while keeping control over its strategic assets.

Disposal of 50% of Orange Concessions (FiberCo in France)

Announced in January 2021, Orange Concessions, the new FiberCo in France, has been operational since November 2021.

On November 3, 2021, after obtaining the necessary agreements, Orange group transferred 50% of the capital of Orange Concessions to the consortium made up of La Banque des Territoires (Caisse des Dépôts et Consignations), CNP Assurances and EDF Invest for a cash inflow of 758 million euros (net of tax and cash transferred) on the basis of an enterprise value of 2 675 million euros for 100% of the capital. The profit recognized in 2021 as a gain on disposal amounted to 2 124 million euros. The transaction also includes a call option for the acquisition of an additional 1%, exercisable by Orange during the second quarter of fiscal years 2025 through 2027 (see Notes 3.2, 11 and 16 to the Consolidated Financial Statements).

Orange Concessions brings together 24 subsidiaries Public Initiative Network (Réseaux d’Initiative Publique) governed by contracts with local authorities, in mainland France and in French overseas territories, ultimately representing nearly 4.5 million FTTH connections built or to be built, which makes Orange Concessions the leading infrastructure operator in French rural areas.

Assisting local authorities in the digital planning of their territory, Orange Concessions oversees the design, construction and operation of fiber networks by relying on Orange as the leading industrial partner and handles the marketing to all commercial operators (ISP) in order to offer fiber to their end customers. In accordance with the ambitions of the Engage 2025 strategic plan, Orange Concessions continues to roll out fiber in rural areas in France while sharing the investment effort with its shareholders, La Banque des Territoires, CNP Assurances and EDF lnvest.

As a result of this disposal, Orange Concessions is jointly controlled by Orange and by the consortium (each holding 50% ownership). Due to the loss of exclusive control of this entity by Orange, Orange Concessions has been recognized as an equity affiliate in the Consolidated Financial Statements of the Orange group since November 3, 2021.

Disposal of 50% of Światlowód Inwestycje (FiberCo in Poland)

On August 31, 2021, Orange Polska transferred 50% of capital from its Światlowód Inwestycje (the Polish FiberCo) to the APG group for a cash inflow, in 2021, of 132 million euros (net of tax and transferred cash) on the basis of an enterprise value of approximately 600 million euros for 100% of the capital. The profit recognized in 2021 as a gain on disposal amounted to 340 million euros. The transaction also includes a call option for approximately 1% of the additional holding in Światlowód Inwestycje, exercisable by Orange Polska in fiscal years 2027 through 2029 (see Notes 3.2, 11 and 16 to the Consolidated Financial Statements).

The Polish FiberCo brings fiber to areas where demand has not been satisfied and there is little or no competition. Orange is mostly in charge of the construction and maintenance of existing lines as well as an additional 1.7 million FTTH connections that will be built in the next five years, in total representing approximately 2.4 million lines. In this context, the Polish FiberCo was granted a credit facility of 3.1 billion Polish zlotys to finance its fiber deployment plan.

Following this disposal, Światlowód Inwestycje is 50% owned by Orange Polska and 50% owned by the APG group which jointly control this entity. Due to the loss of exclusive control of this entity by Orange, the Polish FiberCo has been recognized as an equity affiliate in the Consolidated Financial Statements of Orange since August 31, 2021.

Operational launch of TOTEM (TowerCo in Europe)

Announced in February 2021, TOTEM, the European TowerCo that is 100% owned by Orange has been operational since end-2021. Orange has transferred to TOTEM all the key assets of its passive mobile infrastructure (sites, land, leases and rental agreements to third parties) in France and Spain. The creation of this independently managed entity allows Orange to strengthen its position as a manager and operator of passive mobile infrastructure and to benefit from new growth drivers.

TOTEM seeks to become a European leader on the TowerCo market (i) by operating first-class passive mobile infrastructure assets, (ii) by focusing on revenue growth and the optimization of operational efficiency, and (iii) by fostering both organic and external growth.

At the end of 2021, TOTEM’s passive mobile infrastructure portfolio thus included more than 26,000 sites in France and Spain, the two largest countries in which Orange operates. TOTEM France manages 18,500 macro-sites comprised of 58% of masts, 30% of flat rooftops and 12% of other installations. TOTEM Spain manages 7,900 macro-sites, equally distributed between masts and flat rooftops. After France and Spain, TOTEM will study the possibility of integrating the Orange group’s other European passive mobile infrastructure assets that could create value.

Due to the entry into the operational phase of TOTEM, the presentation of segment information will change from 2022 (see Note 1.10 to the Consolidated Financial Statements).

Telecommunication networks

Fixed access networks

In the context of the Engage 2025 strategic plan, Orange announced at end-2019 its ambition to market its FTTH offers in more than 65 million homes in Europe by 2023 (whether through its own infrastructure or the use of third-party networks), in order to confirm its European leadership in fiber.

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In accordance with this objective, Orange continued to steadily roll out its optical fiber network in 2021. As such, the Group connected 9.3 million additional homes to FTTH year-on-year and had 56.5 million households connectable to FTTH worldwide at December 31, 2021, up 19.7% year on year, including 28.8 million in France, 15.7 million in Spain, 9.7 million in Other European countries and 2.4 million in Africa & Middle East. France is the country with the highest fiber connections in Europe, with 70% of France covered, largely thanks to Orange. The Group thus deployed fiber for 63% of the 29 million premises connectable to FTTH in France, using its own funds or in partnership with local authorities.

At December 31, 2021, a total number of 57.5 million households were connectable to all very high-speed broadband networks combined (i.e. FTTH and cabled networks).

Furthermore, every year, Orange devotes significant resources to maintaining its copper network in France in spite of the fall in the number of customers who are switching to the fiber network. In May 2021, the Group announced the launch of an action plan with the aim of improving the quality of the entire copper network. Orange also undertakes to maintain in its catalog until 2023 the offers were part of the universal service until the end of 2020.

Mobile access networks

In November 2021, the results of the Arcep annual survey on the quality of the mobile services of French telecom operators, confirmed for the 11th consecutive year that Orange has the best mobile network in mainland France (i.e. excluding French overseas territories). Orange remains the leader for the quality of its mobile services, being ranked 1st or joint 1st on 366 of the 403 criteria measured. This leadership is the result of intensive investment by Orange in all networks. The study also highlights the fact that Orange specifically offers the best speeds to users equipped with 5G-capable cell phones and phone plans. This 1st place was obtained thanks to the strategic choice of Orange to prioritize 5G performance by mostly deploying 3.5 GHz antennas.

During 2021, the Group continued to roll out its 5G network in France and internationally. In France, Orange started to roll out the 5G network in Paris and in Le Havre in March 2021. As of early January 2022, Orange had 1,000 municipalities with 5G coverage in France. Internationally, Orange also launched the roll-out of the 5G network in Slovakia in the first half of 2021, following the acquisition of the required frequencies in 2020. In Spain, Orange acquired new 5G licenses in 2021 for a total amount of 611 million euros, thus consolidating its position as the operator with the largest quantity of spectrum in the two priority bands for the deployment of 5G technology.

Furthermore, in 2021 Orange opened nine Orange 5G Labs, seven of which are in France, one in Romania and the other in Belgium. The Orange 5G Lab is a system that seeks to help economic players to better understand the opportunities, value and usefulness of 5G. These players can test their current solutions in the Lab and think about new uses while benefiting from Orange’s technical expertise and an ecosystem to innovate.

In June 2021, following the technical incident that affected the routing of some calls to emergency numbers in France, the French national agency for IT systems security (Agence nationale de la sécurité des systèmes d’information - ANSSI) was tasked with verifying the security and integrity of Orange’s network and services. ANSSI published its findings in a report on July 19, 2021. Meanwhile, in June 2021 Orange presented the first findings of the internal investigation commissioned to identify the specific causes of the incident and the lessons to be learned from it. The investigation recognized the immediate involvement and the strong mobilization of technical players as soon as the first disruptions occurred and the collaboration with the authorities to restore normal operations. It nevertheless noted the need to improve the speed at which information had been shared with the different stakeholders in the crisis, i.e. the public authorities, the emergency services and the media. This rare event underlined the crucial and essential role played by the networks.

Transmission networks

To support the increasing uses of its fixed, mobile, business and wholesale customers, Orange regularly increases the capacity of its domestic and international transmission networks (both land and submarine).

In 2021, the 2Africa consortium, of which Orange is a member, announced the extension of the 2Africa cable to several African regions (Seychelles, Comores, Angola, southern Nigeria, Canary Islands), then to the Persian Gulf, India and Pakistan with the 2Africa PEARLS segment. The latter extension will raise the total length of the 2Africa cable system to more than 45,000 kilometers, which makes it the longest submarine cable system ever deployed. 2Africa will provide a faster and more reliable Internet connection to each country served.

In September 2021, Orange announced the landing of AMITIE near Bordeaux in France, the new transatlantic submarine cable of which it is a partner. This is a next-generation cable. It is scheduled for commissioning in early 2022. The 6,800 kilometer-long cable will provide a connection between the US State of Massachusetts, France and England. In October 2021, Orange also announced the landing in Marseilles of the PEACE submarine cable. This cable will connect Europe to Asia through East Africa. It is scheduled for commissioning in 2022. Lastly, in February 2022, Orange announced its participation in the SEA-ME-WE 6 (Southeast Asia-Middle East-Western Europe 6) consortium, for the construction of an "express" submarine system which will directly connect France, from Marseilles, to Singapore.

Mobile Financial Services

Capital increase and acquisition of 21.7% of Orange Bank

On September 30, 2021, Orange entered into an agreement with Groupama to acquire the 21.7% stake held by Groupama in Orange Bank. Groupama will remain a major commercial partner by extending up to 2028 the exclusive agreement granted to Orange Bank on retail banking and consumer credit. This acquisition does not change the nature of the control that Orange holds on Orange Bank and its subsidiaries. At December 31, 2021, Orange owned 100% of Orange Bank.

Furthermore, in order to strengthen the development of Orange Bank and accelerate its ongoing growth projects, Orange subscribed to a capital increase of 300 million euros of Orange Bank in 2021 (see Note 1.8 to the Consolidated Financial Statements).

Acquisition of Anytime and partnership with Younited

In January 2021, Orange Bank announced the acquisition of Anytime, a neobank dedicated to independent professionals and small businesses. This acquisition allows Orange to offer financial support and digital management tools to its millions of customers who are independent professionals. In addition, in order to offer its loans to the largest number of customers possible, in June 2021 Orange Bank signed a partnership with Younited to accelerate its presence on the consumer credit market. This agreement allows Orange Bank to benefit from the experience of a recognized player, to improve customer experience (with simplified and shorter processes), and to monitor loans and propose its personal loan offering to a larger customer base.

At December 31, 2021, Mobile Financial Services had 1.7 million customers in France and Spain (including nearly 1.4 million individual customers and more than 350,000 independent professional customers or businesses) and 0.7 million customers in Africa.

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Orange, a people-oriented digital employer

New intergenerational agreement for the 2022 to 2024 period

In December 2021, Orange signed a new intergenerational agreement with three union organizations in France covering the 2022 to 2024 period, proposing measures to help young people find employment, as well as support for employees in the middle or at the end of their careers. In line with the trajectories of the Engage 2025 strategic plan, Orange undertakes to hire at least 8,000 people on permanent contracts in France for the 2022 to 2024 period. The Group also proposes an attractive new arrangement, the French part-time for seniors plans ("Temps Partiel Séniors"- TPS) open to employees in 2022 to allow them to rearrange their working time over a period of 18 to 60 months prior to their retirement.

The expense related to the new intergenerational agreement, recognized in specific labor expenses in the consolidated income statement, amounted to 1,225 million euros in 2021. At December 31, 2021, the Group estimates that approximately 11,900 employees are currently benefiting from or will eventually benefit from the different TPS arrangements (see Note 6.2 to the Consolidated Financial Statements).

This new intergenerational agreement illustrates the ability of Orange to come up with innovative solutions for its employees in order to address the major challenges faced by the Group. Orange intends to address these challenges while dealing with the changes in its economic model and continuing its investment in next-generation networks.

Employee shareholding program Together 2021

In September 2021, Orange launched an Employee Offering, Together 2021, for approximately 1% of the capital. The aim of this operation is to ensure long-term employee engagement in the Group’s development and the success of the Engage 2025 strategic plan, while also strengthening employee shareholding, which is a stabilizing factor in the company’s governance.

The offer covered a maximum of 260 million euros of subscriptions, including an employer’s contribution (expressed in reference price before discount). It was carried out through the disposal of existing shares previously repurchased by Orange under its share Buyback program. 64,000 employees in 37 countries subscribed to the offer. Thanks to this wide participation, 7.38% of Orange’s capital was held by employee shareholders at December 31, 2021. Ultimately, Orange seeks to reach 10% of employee shareholding. The expense recognized as share-based compensation amounted to 172 million euros for fiscal year 2021 (see Note 6.3 to the Consolidated Financial Statements).

The employee shareholding program Together 2021 follows the receipt by Orange at end-2020 of a 2.2 billion euro tax income related to the favorable decision of the French Council of State in the settlement of a tax dispute in France for fiscal years 2005 to 2006 (see Note 10.2 to the Consolidated Financial Statements).

Social and environmental accountability

During 2021, Orange took a series of initiatives in line with its social and environmental policy that guides its commitment under the Engage 2025 strategic plan. The main purpose of these initiatives is to ensure that the Group is able to meet 50% of its electricity requirements from renewable sources in 2025 and to achieve "Net Zero Carbon" at Group level by 2040.

Increased use of renewable energy

In February 2021, Orange partnered with ENGIE to implement a comprehensive renewable energy supply solution in France. The 15-year electrical power purchase agreement signed by Orange and ENGIE will enable the development of two new solar projects totaling 51 Megawatt-peak (MWp). In March 2021, Orange also signed a renewable electrical power purchase agreement with TotalEnergies for the supply of 100 GigaWattHours per year, renewable over a period of 20 years. By 2024, TotalEnergies will develop ten or more solar plants distributed throughout France to address this demand.

Numerous sites in the Africa & Middle East region are not connected to the mains power grid or suffer from insufficient grid quality, and are therefore sometimes forced to use fuel-oil powered generators. In May 2021, Orange announced that it was the leader in the number of solar panels deployed in five Africa & Middle East countries, with 5,400 telecom sites equipped with solar panels, leading to annual savings of 55 million liters of fuel oil.

Launch of Orange Nature (carbon fund)

In December 2021, Orange announced the creation of Orange Nature, an innovative carbon fund intended to finance reforestation projects and the restoration of natural ecosystems. The fund will invest in different carbon sequestration projects worldwide (in the form of either mangroves or agroforestry projects). Special importance will be given to the economic and social development of the territories and populations concerned by the projects, as well as their positive impacts on biodiversity. Orange will be remunerated solely by the high-quality carbon credits generated by the financed projects. Orange Nature is endowed with an investment capacity of 50 million euros and will produce sufficient carbon credits to capture a significant portion of the residual carbon emissions produced by the Group by 2040.

Orange has already deployed several carbon sinks: reforestation of pine forests in Spain, mangrove plantations in Senegal and the acquisition of a stake in Livelihoods Carbon Fund 3. In October 2021, Orange signed an agreement with Alliance Forêts Bois to finance reforestation projects of approximately 175 hectares of forests in France.

Launch of Orange Venture Impact (investment vehicle)

In May 2021, Orange announced the launch of Orange Ventures Impact, a 30 million euros investment vehicle dedicated to the financing of socially committed start-ups. Such start-ups are expected to contribute to the emergence of new responsible economic models with a positive impact on the environment, social inclusion or CareTech. Orange Ventures Impact is part of the Engage 2025 strategic plan and enhances the overall strategy of Orange Ventures, the Orange venture capital subsidiary which manages 350 million euros of funds, 30 million euros of which will therefore be allocated to this new vehicle.

Progress of the Scale Up operational efficiency program

To ensure that it achieves its financial objectives, in late 2019, Orange committed to net savings of 1 billion euros by 2023 on a defined scope of indirect costs of 13.8 billion euros at end-2019. These correspond to the Group’s indirect costs (i) excluding Africa & Middle East and Mobile Financial Services, and (ii) excluding labor expenses and other network expenses and IT expenses of Enterprise IT & integration services. To that end, Orange launched the Scale Up operational efficiency program.

Cumulatively over fiscal years 2020 and 2021, more than 300 million euros of net savings were achieved on this scope of costs compared with end-2019. The savings mainly stem from the structural reduction in the number of employees and the transformation of ways of working accelerated by the health crisis, with positive impacts on our cost base.

Against a background of inflation and strong pressure on energy prices, the Group seeks to achieve, on this scope of costs, cumulative net savings of approximately 600 million euros by end-2022, a step toward reaching its goal of 1 billion euros by end-2023.

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Changes in the asset portfolio

Orange Concessions, Światlowód Inwestycje and TOTEM

With respect to Orange Concessions (FiberCo in France), Światlowód Inwestycje (FiberCo in Poland) and Totem (TowerCo in Europe), see above Optimization, development and enhancement of FTTH and mobile infrastructures.

Acquisition of 54% of Telekom Romania Communications (TKR)

In accordance with the announcement made in November 2020, Orange finalized on September 30, 2021, the acquisition of a majority 54% stake in fixed operator Telekom Romania Communications (TKR) and the takeover of an MVNO contract previously entered into with TKR and Telekom Romania Mobile for a cash outflow of 206 million euros (net of the cash acquired) on the basis of an enterprise value of 497 million euros for 100% of the capital. The Romanian State continues to hold 46% of the remaining capital (see Note 3.2 to the Consolidated Financial Statements).

Thanks to this acquisition, Orange, the country’s leading mobile operator, will rely on the strength of TKR’s fixed network and on its subscriber base to create a fully convergent operator.

Acquisition of 23.94% of Orange Belgium (conditional voluntary takeover bid)

In the first half of 2021, Orange launched a conditional voluntary takeover bid for 46.97% of the capital of Orange Belgium, corresponding to the remaining shares not held directly and indirectly. As a result of the offer, Orange SA acquired 23.94% of the share capital of Orange Belgium and owned directly and indirectly, 76.97% of the share capital of Orange Belgium. The total acquisition cost of these shares amounts to 316 million euros. This share Buyback offer does not change the Orange group’s p-existing control of Orange Belgium and its subsidiaries (see Note 3.2 to the Consolidated Financial Statements).

This operation henceforth equips the Group with the means to improve the financial flexibility of Orange Belgium, to deploy its long-term value creation strategy more effectively and to improve its ability to address the major transformations of the Belgian market.

Agreement by Orange Belgium to acquire approximately 75% of VOO

On December 24, 2021, Orange Belgium signed an agreement with Nethys to acquire 75% of the capital minus one share of cable operator VOO on the basis of an enterprise value of 1.8 billion euros for 100% of the capital. Present in the Wallonia region and in part of the Brussels region, VOO offers a portfolio of fixed and mobile telephony, very high-speed Internet and television services. The acquisition of VOO will provide Orange Belgium with access to a very high-speed network in Wallonia and parts of Brussels and enable it to consolidate the deployment of its convergent strategy throughout Belgium.

Completion of the transaction is subject to the customary conditions precedent, including the approval of the European Commission expected in 2022 (see Note 3.2 to the Consolidated Financial Statements).

Acquisition of 21.7% of Orange Bank

Concerning the acquisition of 21.7% of Orange Bank, see Mobile Financial Services above.

Impairment of goodwill in Spain

In Spain, the business plan has been significantly revised downward since December 31, 2020, in view of (i) a deteriorating competitive environment despite market consolidation operations (affected by the erosion of average revenue per user) and (ii) uncertainties surrounding the continuation of the health crisis (delay in the forecasts for economic recovery).

The revision of the business plan in Spain has led to the recognition during the first semester of 3,702 million euros impairment of goodwill (see Note 7 to the Consolidated Financial Statements).

1.4     Operating activities

Orange provides consumers, businesses and other telecommunication operators with a wide range of services including fixed and mobile telecommunications, data transmission and other value-added services, including mobile financial services. The Group is present as an operator in 26 countries. In addition to its role as a supplier of connectivity, the Group provides business services, primarily solutions in the fields of digital work, security and improving business line processes.

For consistency with the segment information in the Consolidated Financial Statements, the Group’s activities are presented below by operating segment: France, Europe, Africa and Middle East, Enterprise, International Carriers & Shared Services, and Mobile Financial Services. Following the implementation of the Group Executive Committee’s new organization on September 1, 2020, Spain has joined the Europe aggregate and the Orange Bank business segment has been renamed Mobile Financial Services to take into account the gradual integration of new activities into that segment (see Section 3.3, Note 1.9 Definition of business segments and performance indicators).

The results of Orange’s activities in 2021 and its principal operating indicators in its various business segments are set out in Section 3.1 Review of the Group’s financial position and results. Information on the operating segments’ performance and objectives is also available in section 1.2.3 The Orange Group strategy.

Unless otherwise indicated, the market shares indicated in this chapter relate to market shares in terms of volume, and the data related to customers does not include SIM cards dedicated to connected devices (Machine to Machine - M2M).

1.4.1      France

Orange is France’s incumbent telecommunication operator (see Section 1.1.3 History). The bulk of its business is carried by Orange SA, which is also the parent company of the Orange group.

The France business segment includes all fixed and mobile communication services to consumers and companies with fewer than 50 employees [4] in France [5] as well as services to carriers. Activities developed for companies with more than 50 employees, content activities and mobile financial services are covered in Sections 1.4.4, 1.4.5.2 and 1.4.6 of this document, respectively.

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In 2021, the France business segment generated 41.1% of the Group’s consolidated revenue.

The market

After a year in 2020 that was heavily impacted by the Covid-19 health crisis, the revenues of telecoms operators regained momentum after ten years of decline. In the first half of 2021, revenues were up 3% on an annual basis (Source: Arcep, Q3 2021).

While fixed narrowband telephony revenues continued their downward trend as a result of the steady decline in the number of copper network lines, fixed broadband telephony revenues continued to grow due to the increasing number of accesses. This growth was driven by the rapid development of Fiber To The Home (FTTH). At the end of Q3 2021, 13.4 million accesses were active on the fiber network, which represents growth of 4.2 million year on year (Source: Arcep, Q3 2021).

Revenues from mobile services on the retail market also rose by 5% between the second half of 2020 and the second quarter of 2021.

The French broadband and very high-speed broadband Internet market is dominated by four main operators, which account for 96,5% of broadband customers. Orange maintained its market share in 2021 (39.8% in Q3 2021 versus 39.9% in Q3 2020) and remains the leader on this market ahead of Free, Altice-SFR and Bouygues Telecom (ranked second, third and fourth, respectively, by number of customers) [6].

The French mobile market is dominated by the same four operators as the fixed market, which account for 89% of mobile customers (excluding M2M). With market share of 34.1% in Q3 2021, compared with 34.7% in Q3 2020, Orange also remains the leader on this segment, ahead of competitors Altice-SFR, Free Mobile and Bouygues Telecom (ranked second, third and fourth, respectively, by number of mobile customers excluding M2M) and all MVNOs [7].

Orange’s business activities

With the ongoing Covid-19 health crisis throughout 2021, Orange’s priorities were the same as in 2020, to ensure the safety of its employees and to support its customers by providing telecommunication services, which have become more essential than ever.

Orange France’s core business involves the provision of fixed-line telephony, broadband and very high-speed broadband Internet and mobile telephony services for the B2C and Pro-SME markets. Its strategy is based on improving speeds in fixed (fiber) and mobile networks (4G and 5G), promoting the take-up of new services and conquering new areas of growth, while continuing to propel its customer relations to a new level of excellence (see Section 1.2.3 The Orange group strategy).

Mobile

In the B2C mobile market, Orange segments its offers into four main ranges covering all customers, from those looking for just the essentials in terms of communications or Internet connectivity to those wanting the best smartphones and who have very intense connectivity uses in France and internationally. In October 2021, the Group overhauled its range of mobile phone plans for customers on the retail market of mainland France. Now, the Orange brand has only seven mobile offers, three of which are compatible with 5G technology.

Orange is present on all market segments, including on the entry-level market. In addition to the Orange brand, Orange France also proposes under the Sosh brand several types of mobile subscriptions at attractive prices, only available on the Internet, with no commitment and without a terminal device. At the end of December 2021, Sosh had 4.5 million mobile customers.

Since 2015, all the offers sold by Orange are at least 4G compatible, including market entry-level offers. Since 2020, some of these offers are also 5G compatible. Orange is continuing its family-focused strategy with the development of multi-line plans through its flagship Open offer. Open mobile offers are available in the same ranges as conventional mobile offers and include the same levels of service.

Segmenting offers on the B2C and Pro-SME markets allows Orange to continue to grow its subscriber base while the decline in prepaid offers continues. See Section 3.1.3.1.5 Additional information - France. At the same time, the MVNO customer base hosted on the Orange network increased slightly between 2020 and 2021.

Fixed telephony and Internet

In the B2C broadband Internet market, Orange segments its offers into two main categories: Livebox, aimed at customers looking for Internet and TV essentials, and Livebox Up, which meets the needs of those wanting the best speeds and a premium TV experience. In terms of equipment, in October 2019 Orange launched the new Livebox 5, designed to have a lower carbon footprint and vastly improved speeds to meet customers’ growing needs, and to incorporate the fact that many households share bandwidth.

Sosh has also been present on the broadband Internet market since 2018, with affordable offers, available exclusively online and with no commitment.

The Orange and Sosh broadband Internet access offers are marketed using FTTH technology in eligible areas, or otherwise ADSL. Orange is the market leader in terms of the number of FTTH accesses sold with a total of more than 5.9 million subscribers at end-2021 over a scope including B2C, professionals and small and medium-sized businesses.

With the steady growth in full unbundling, as well as the wholesale of contracts and naked ADSL access to third-party Internet service providers, the decline in revenue generated by the conventional telephony service business continues.

At the time of presentation of its strategic plan, the Group announced the launch of a first copper decommissioning experimental phase. On January 31, 2022, Orange submitted its copper network switch-off plan to Arcep. Arcep has published the plan for public consultation from February 7 to April 4, 2022. Under the plan, the transition phase which began in 2020 will continue until 2025, when the fiber network will be fully rolled out in France. During this first phase, copper connection sales will be interrupted on a case by case basis insofar as the four telecom operators have deployed fiber up to the base point. In March 2022, sales were discontinued on 15 million copper connections. This phase also includes switch-off experiments on a few hundred thousand premises. From 2026, Orange will no longer sell new ADSL subscriptions and the large-scale switch-off of the copper network will begin. By 2030, it will concern the entire network.

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Since November 27, 2020, Orange is no longer the operator responsible for providing universal services including connection to a fixed network and telephone service. See Section 1.7.2.3 Regulation of fixed telephony, broadband and very high-speed broadband Internet.

Orange also pursues advertising network activities through its websites, which have nearly 28.7 million unique visitors each month (source: Médiamétrie - Overall Internet Audience in France in November 2021, January 2022).

Wholesale

Furthermore, Orange has a wholesale activity that includes the interconnection of competitive operators, wholesale services (ADSL and fiber) regulated by Arcep (see Section 1.7.2.3 Regulation of fixed telephony broadband and very high-speed broadband Internet - Price framework for access to the copper local loop) and construction and marketing of very high-speed fiber optic networks.

Concerning the unbundling of access to the copper network, revenues from services to operators have declined structurally.

With respect to the fiber network, it is marketed to rival operators according to two methods: leasing or co-financing of lines. Co-financing requires a basic investment for third-party operators, plus recurring maintenance fees. After having increased significantly in 2020, revenues from co-financing dropped sharply in 2021. These contrasted trends show that the timing of co-financing payments to be received by Orange is highly dependent on the purchasing strategies of third-party operators in connection with the development of fiber and the investment policies of financing vehicles. According to Orange’s estimates, co-financing revenues will be spread mainly until 2025.

Lastly, since 2011, Orange has been providing Free Mobile with a nationwide roaming service on its 2G and 3G networks. That service was extended until the end of 2022 by amendment signed in February 2020. See Section 1.7.2.2 Regulation of mobile telephony - Infrastructure sharing.

Distribution

Since 2020 and the Covid-19 health crisis, the sales channel mix has been deeply disrupted.

Orange France is pressing ahead with its digital development strategy, with a fully digital customer experience in Orange online stores (available on Orange.fr) and Sosh (via Sosh.fr), with Sosh offers only available on the digital channel. In 2021, the number of sales made through the digital channel rose by 23% compared to 2019 (p-crisis year) and 2% compared to 2020, and represent one third of the total number of sales. My Orange, the Orange contract management mobile app, continues to attract new users. The application shows a monthly average of 3.64 million single visitors per month (compared to 3.59 million in 2020).

The dedicated customer call centers, based on the type of services marketed, account for 22% of sales. Their number is up 8% compared to 2019 and 5% compared to 2020.

The network of retail stores spread across France continues to roll out the Smart Store concept. At end-2021, this network was comprised of 323 stores owned by Orange (including 304 Smart Stores, 18 of which are megastores) and 220 Générale de Téléphone stores (including 204 Smart Stores). Retail stores accounted for 38% of sales in 2021. The volume of sales was down 32% compared to 2019 due to the health crisis.

Lastly, the number of sales made through other channels, such as direct marketing, door-to-door and the multi-operator network, increased 75% compared to 2019 and 28% compared to 2020. They account for 5.7% of all sales.

The network

Orange’s commercial leadership is built partly on its leadership in fixed and mobile networks.

Orange continued to roll out its fiber network at a steady pace in 2021. In France, the Group connected 5.9 million additional households to FTTH year on year (after 6.6 million in 2020) and had 28.8 million households connectable to FTTH at December 31, 2021, up 25.8% year on year (including through Orange’s own infrastructure and third-party networks). 57% of homes connected in France are deployed by Orange (source: Arcep, Q3 2021).

In november 2021, Orange finalized the disposal of 50% of Orange Concessions to the consortium made up of La Banque des Territoires, CNP Assurances and EDF Invest. Orange Concessions brings together 24 Public Initiative Networks (PIN), governed by contracts with local governments, ultimately representing more than 4.5 million FTTH connections, which makes it the leading infrastructure operator in French rural areas (see Section 1.3 Significant events).

For the mobile network, the rollout of 4G continued, with an unchanged coverage rate of 99% of the French population, still the best 4G rate in the country (source: Orange estimates). At January 1, 2022, Orange had deployed 27,337 4G sites in France [8] (source: Observatoire ANFr, January 4, 2022).

For the eleventh consecutive year, Orange’s mobile network was ranked number one by Arcep in 2021 (see Section 1.3 Significant events).

In November 2021, Orange announced the operational launch of TOTEM, its fully owned TowerCo. Orange transferred all the key assets of its passive mobile infrastructure (sites, land, leases and third-party lease agreements) to TOTEM. The creation of TOTEM enables the Group to strengthen its position as a manager and operator of passive mobile infrastructure and to benefit from new growth drivers.

Concerning 5G, the pace of on-site deployments accelerated in 2021. At January 1, 2022, France had 31,650 5G sites authorized by ANFr (versus 18,039 on January 7, 2021), of which 9,185 sites technically operational in 3.5Ghz frequencies. Orange operates 2,699 of these sites (Source: Observatoire ANFr, January 4, 2022). Since November 2016, the frequency managers of the European Union Member States have recommended the use of the 3.5 GHz band as the primary band for the introduction of 5G.

1.4.2      Europe

Outside France, the Group operates in seven countries in Europe, where it is implementing its convergence strategy based on the local context and drawing on the strengths of its subsidiaries:

−    in Spain, where the Group is number two in the fixed and mobile markets, and operates a multi-brand strategy;

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−    in Poland, where the Group is the incumbent operator, leader in fixed and number two in mobile;

−    in Belgium and Luxembourg, where the Group launched its convergence offers via partnerships; and

−    in other Central European countries (Romania, Slovakia and Moldova), where the Group, leader in the mobile segment, is a convergent player through the rollout of fiber optic, the use of 4G for the development of fixed telephony via LTE, and its partnerships or acquisitions.

In 2021, the Europe segment represented 24.6% of the Group’s consolidated revenue.

Spain

The Group has been present in Spain since the deregulation of the telecom market in 1998. Initially operating in the fixed telephony market, it acquired mobile telephony operator Amena in 2005 before adopting the Orange brand in 2006. The acquisition of fixed telephony operator Jazztel in 2015 enabled Orange to consolidate its position in terms of convergence thanks to Jazztel’s fiber coverage. The Group also strengthened its presence in the low-cost market with the acquisitions of MVNOs Simyo in 2012 and República Móvil in 2018, thereby continuing a multi-brand strategy designed to cover all market segments. En 2021, Orange Espagne consolidated its brand portfolio to focus on Orange, Jazztel and Simyo. In 2021, the Group generated 11.0% of its consolidated revenue in Spain.

The market

Since the consolidation that started in 2014, four operators have dominated the telecom market: Telefónica, the incumbent, which acquired D+ in 2014 and operates under the Movistar brand; Orange; Vodafone, which acquired ONO in 2014; and MásMóvil Ibercom, initially an MVNO, which acquired Yoigo in 2016 and then signed a commercial agreement for access to Orange’s fixed and mobile networks before acquiring Euskaltel in 2021.

In addition to competing in the B2B and B2C segments through their main brands, these four operators also compete via other brands in the low-cost market: Orange with Jazztel and Simyo; Telefónica with Tuenti and O2; Vodafone with Lowi; and MásMóvil with Pepephone and Euskaltel.

Together, the four convergent operators have a combined market share of over 90%, with Telefónica ranked first, followed by Orange (whose market share in October 2021 reached 24.2% for broadband Internet and 23.1% for mobile), then Vodafone (source: CNMC).

In 2021, the Spanish market, which was in decline in 2020, continued this trend due to the health crisis and a highly competitive environment. Development on the Spanish market is marked by a shift towards low-cost offers accompanying the growth of this market segment and the proliferation of new brands.

Orange’s activities in Spain

In 2021, Orange Espagne set up its "Back to Growth" transformation plan, to deal with the difficult context of the Spanish market. This plan is structured around three key areas: focus on the core activities and their implementation, make the entire business customer-oriented and focus on "frontline" relations and lastly, simplify Orange offers and processes.

In the Spanish B2C market, Orange is pursuing a multi-brand and multi-service strategy aimed at offering quality services at the best price, including for entry-level offers. In 2021, Orange fine-tuned its offers to meet growing demand for data and services, and developed a multi-service approach to differentiate itself from its competitors and create value. Within this strategy, in 2021 Orange:

−    simplified its brands, by finalizing the migration of its Republica Movil customers to Simyo, and Amena to Orange. In this way, Orange Espagne consolidated its brand portfolio focused on Orange (premium), Jazztel (mid-market), and Simyo (entry-level);

−    transformed its distribution channels into a more efficient and sustainable model, by paying particular attention to the growth of a digital channel, multi-channel experience, and better segmentation of its brands;

−    launched a 10Gbits/s (XGSPON technology) fiber offer optic for its B2C customers in five Spanish cities, and improved Wi-Fi customer experience by including WiFi6 in all its Love offers. 5G and XGSPON are key elements for differentiating a premium network;

−    continued to improve its operational efficiency, through simplification and digitization, in order to improve the customer experience.

On the B2B market, Orange is implementing its transformation plan, by reviewing all customer paths and processes. The Group has rolled out a portfolio of offers that are more affordable, simpler and bring more value to customers, with faster connections and more data, the inclusion of WiFi6 in all tariffs, and the addition of a 10Gbps fiber option. In 2021, Orange launched Orange Digital Empresas, a range of digital services to help businesses in the successful completion of their digital transformation, with solutions for all categories eligible for the "Digital Kit" program launched by the Spanish government. Orange also supported the Spanish 5G plan by participating in the implementation of 5G use cases to promote the digital transformation of the economy in various sectors.

In line with the Group’s strategy, in 2020, Orange Spain was the first operator to launch a subsidized offer known as Tarifa Social de Orange, the first rate for convergent offers adapted to the needs and financial capacity of low-income households in Spain. In 2021, Orange increased the speed including in this price range to 500Mbit/s and set up numerous other digital inclusion initiatives.

The network

In 2021, Orange continued to roll out its fiber optic network by connecting nearly 0.8 million additional households to FTTH over one year. At the end of 2021, Orange was able to offer an FTTH connection to nearly 16 million Spanish households.

New agreements and the improvement of existing agreements have given Orange one of the market’s most efficient and profitable networks thanks to the optimization of its infrastructure, and prepared it for the launch of 5G on mobile devices, and the deployment of XGSPON technology on fiber which makes it possible to reach 10Gbit/s. At the end of 2021, the company had rolled out 5G in 840 cities, i.e. a coverage of 58.6% of the population, beyond its coverage goal of 50%. Concerning 4G, in 2021, Orange Espagne continued to expand its network, reaching coverage of 98% of the population at the end of the year.

In 2021, Orange launched the TowerCo TOTEM in France and in Spain. Its creation will enable Orange to strengthen its position as a manager and operator of passive mobile infrastructures and benefit from new growth drivers (see Section 1.3 Significant events).

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Poland

The Group has been present in Poland since 2000, when it acquired an interest in the incumbent operator, Telekomunikacja Polska (renamed Orange Polska). In 2006, Orange became the single brand for mobile activities, in accordance with the Group’s brand policy. In 2012, it also became the single brand for all fixed telephony services offered by the Group in Poland. Orange owns 50.67% of the shares of Orange Polska, which is listed on the Warsaw Stock Exchange. In 2021, the Group generated 6.1% of its consolidated revenue in Poland.

Poland has four main mobile telephony operators: Orange, T-Mobile (owned by Deutsche Telekom), Polkomtel (operating under the Plus brand, owned by the Cyfrowy Polsat group) and P4 (held by Iliad since end-2020, operating under the Play brand). At the end of 2021, these four mobile telephony operators accounted for 98% of the total number of SIM cards in Poland, and Orange was the leading operator with market share of 28.8% [9].

In the broadband Internet market, Orange ranks first, with market share of 28.0% at end-2021 [10]. Its principal competition comes from cable TV operators (mainly UPC Polska and Vectra), as well as from Netia (part of the Cyfrowy Polsat group), a conventional telecommunication operator.

The Polish telecommunication market remains fragmented, despite recent consolidation. The Cyfrowy Polsat group acquired Netia in 2018. In 2020, Vectra acquired Multimedia Polska, creating the country’s leader in the cable market, Play completed the acquisition of Virgin Mobile, Poland’s biggest MVNO, and Iliad completed the acquisition of Play.

In 2021, Play announced the purchase of UPC Polska from Liberty Global. This transaction is subject to the approval of the European Commission. It confirms the trend observed among a growing number of operators that have opted to adopt a convergent offer strategy in the B2C market. While these developments underscore the merits of Orange’s convergent strategy in Poland, they are likely to boost competition. Furthermore, Play and Cyfrowy Polsat have both sold their mobile infrastructure to Cellnex, which thus enters the Polish TowerCo market: Play by selling 60% of the company that owns its passive infrastructure, and Cyfrowy Polsat by selling both its passive and active infrastructures.

Once again, the long-awaited 5G auctions have been delayed as the government continues to work on a cybersecurity law. All operators continued to market 5G on their existing spectrum using dynamic spectrum sharing (DSS) technology; all of them except Plus have included 5G in their premium offers.

Orange’s activities in Poland

In 2021, Orange Polska announced its new strategic plan, Grow, for the 2021-2024 period. Grow applies a scalable strategy, in line with Orange’s previous strategy. Financially, Orange has committed to faster and more sustainable growth marked by accelerated EBITDAaL growth, with the main engine being revenue growth fueled by commercial activity, rather than the cost control that was the key element of the previous strategy.

Convergence remains a key growth driver, enabling the Group to gain and maintain customer trust and loyalty. In 2021, Orange continued to focus its efforts on its Love convergent offer. Love is a package that includes both fixed and mobile services in its basic formula at an affordable price. It can be extended for higher fixed broadband speed, additional SIM cards, enhanced TV content and other value-added services.

The number of convergent customers continued to rise in 2021, reaching 1.55 million and now accounting for 67% of the total number of fixed broadband access. This growth was supported by strong sales for the fiber offer, with fiber customers accounting for 34% of the customer base at end-2021, an increase of 7 points compared with 2020. This good performance was driven by strong demand for fixed broadband, as well as the continued rollout of the FTTH network, particularly in small and medium-sized towns and cities, where competition from cable operators is more muted.

In 2021, Orange Polska continued its "more for more" business strategy, increasing rates for mobile packages and prepaid offers in the B2C market, and redesigning its convergent offers to make it easier for customers to migrate to abundance offers. The higher rates apply only to new plans, while the terms of existing contracts remain unchanged.

In the B2B market, Orange Polska continued to strengthen its position as the preferred partner for the digital transformation of its customers. IT and Integration Services continued to enjoy robust growth, benefiting from the acquisition of Craftware in December 2020 and the organic growth of these activities.

The number of fixed voice lines continued to decline in 2021, with a net loss of 0.2 million voice customers (conventional PSTN or VoIP) due to structural demographic factors, as well as the growing appeal of mobile telephony services offering unlimited calls across all networks.

The network

In 2021, Orange Polska continued to roll out its FTTH network, reaching 5.9 million connectable households by the end of the year, with 3.7 million on its own networks and 2.2 million via partnerships with other operators.

In August 2021, Orange Polska completed the disposal of 50% of its FiberCo to the APG Group. The joint venture expects to connect approximately 1.7 million Polish households to fiber, mainly in areas without fixed broadband infrastructure (see Section 1.3 Significant events).

With regard to the 4G network, Orange is responding to strong growth in traffic by increasing the spectrum allocated to 4G (to the detriment of that allocated to 2G and 3G) and the number of sites allowing the grouping of spectrum. At end-2021, Orange’s 4G network covered 99.9% of the population [11].

Belgium & Luxembourg

In Belgium and Luxembourg, Orange operates via Orange Belgium and its subsidiary Orange Communications Luxembourg. Orange Belgium is listed on the Brussels Stock Exchange. Following a takeover bid, completed on May 4, 2021, the Orange Group now holds 76.97% of the capital of Orange Belgium (see Section 1.3 Significant events). A long-standing player in the mobile segment in Belgium, in 2016 Orange launched convergent offers across the entire country based on the regulation of wholesale access to cable. In 2021, Orange Belgium generated 3.1% of the Group’s consolidated revenue.

Belgium

In 2021, the telecommunication industry continued to be marked by the Covid-19 health crisis, with the government implementing measures to stem the spread of the pandemic, such as limiting the number of customers in stores, teleworking and other measures throughout the year. As in 2020, the pandemic impacted the country’s competitive environment. 2021 was characterized by numerous promotions, attractive subsidies and new product launches.

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Orange has two main competitors in the mobile telephony market: Proximus (the incumbent operator, 53.5% owned by the Belgian State) and Telenet (58.3% owned by the Liberty Global Group), which acquired Base in 2016. With a market share of 28.3% in the fourth quarter of 2021, Orange ranks second behind Proximus [12].

The competitive structure of the fixed telephony market remained relatively stable in 2021, with the predominance of incumbent operator Proximus and regional cable operators Telenet and VOO.

There were major developments on the fixed market: Proximus began to roll out a fiber network throughout Belgium, on its own infrastructure and through two joint ventures (Fiberklaar with EQT Infrastructure, and Unifiber with Eurofiber). Meanwhile, Telenet signed a non-binding agreement with Fluvius with the intention of deploying a fiber network in Flanders.

In December 2021, Orange Belgium announced the signature of an agreement with Nethys to acquire 75% of the capital of VOO SA (less one share). This acquisition would represent major progress in Orange Belgium’s national convergent strategy. It will increase investment and competition in the telecommunication sector for the benefit of customers and the competitiveness of the Walloon and Brussels regions (see Section 1.3 Significant events).

Orange’s activities in Belgium

Throughout 2021, Orange continued its value strategy for its customers by introducing new offers on the market. In particular, the company:

−    improved its Go Plus offers by raising the included data volume from 8Go to 10Go;

−    launched the "Orange TV Lite" service, which allows TV viewers to watch up to 20 TV channels on their smartphones, tablets and PCs without a set-top box;

−    launched hey!, a new 100% digital brand for ultra-connected customers;

−    transformed GO Unlimited offers into GO Extreme, which now includes 60Go per month.

In the third quarter of 2021, Orange Belgium officially inaugurated its first 5G Orange Lab in Antwerp, inviting businesses to discover, test and develop new innovative use cases of the 5G Stand Alone technology network.

Luxembourg

Orange started its operations in Luxembourg in 2007 via the acquisition of Voxmobile. The company adopted the Orange brand in 2009.

In the mobile segment, Orange Communications Luxembourg, with market share of approximately 14%, ranks third behind incumbent operator Post Luxembourg, the market leader, and Proximus Luxembourg, a subsidiary of Belgian operator Proximus, with its Tango brand (source: ILR, June 2021). Post Luxembourg also has the largest market share in the fixed and Internet market.

In 2021, Orange continued to adapt its portfolio, in line with its position as challenger, while taking advantage of the 5G launched in 2020, and focusing on customer experience, especially multichannel via innovations such as Video shopping and Live shopping.

Central Europe

Romania

Orange Romania was founded in 1997 and adopted the Orange brand in 2002. A long-standing player in the mobile segment, Orange launched its satellite TV offers in 2013, then its fiber offer in 2016, following a wholesale agreement with Telekom. In 2021, the Group generated 2.9% of its consolidated revenue in Romania.

The Romanian telecommunication market is dominated by four operators: Orange, Vodafone, Telekom (the incumbent in fixed telephony, which also operates in the mobile segment, co-owned by the Romanian government and OTE, itself jointly controlled by Deutsche Telekom and the Greek government) and RCS & RDS (operating under the Digi brand, owned by Digi Communications).

On September 30, 2021, Orange completed the acquisition of 54% of Telekom Romania Communications (TKR), a fixed telephony operator (see Section 1.3 Significant events). This transaction gives Orange Romania the means to implement its convergent ambitions in Romania. Relying on the expertise of teams, the pooling of the two telecommunication infrastructures will provide Romanians with future access to a comprehensive offer of fixed, mobile, and TV convergent services.

In the mobile market, Orange’s market share was estimated at 37.7% at the end of the first half of 2021, compared with 38.2% in 2020. Orange maintained its leading position, followed by Vodafone, Telekom and Digi (Source: Ancom, H1 2021).

Following the launch of its fixed offers and its own fiber network, Orange’s fixed market share continued to grow in 2021, in a market dominated by Digi, followed by Telekom, the incumbent, and Vodafone.

Orange’s activities in Romania

In 2021, Orange Romania focused on the guidelines defined under Engage 2025, the Group’s strategic plan, while the second year of the pandemic continued to deeply disrupt the market.

Orange continued to ramp up its 4G operations, the most extensive in Romania, with population coverage now reaching 98.31% nationwide and 99.71% in urban areas (internal estimates).

In 2021, Orange Romania was once again confirmed as a leader in connectivity following tests carried out by Ookla, including for the performance of its 5G network. A report by Romanian regulator ANCOM, based on user tests, also recognized Orange Romania as the operator with the fastest fixed and mobile network in Romania.

As the Group’s first country to market 5G, Orange Romania continued to roll out its 5G network, available in 17 cities by the end of 2021, and continued to innovate, including via the inauguration of the first 5G Lab in Romania, in partnership with the CAMPUS Research Institute. In 2021, Orange Romania received the Innovation Award from CCIFER (French Chamber of Commerce in Romania).

On fiber, Orange also rolled out connectivity up to 10Gbit/s (XGSPON technology), and Orange Romania is the first Romanian operator to launch a 5G fixed access solution, enabling B2B customers to enjoy a mobile speed of 1.2Go/s.

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Throughout 2021, Orange Romania continued to transform its customer journeys, focusing on both digital products and channels, especially in the context of the pandemic. YOXO, the first fully digital no-commitment plan in Romania, continued to record a steady increase in active users. This transformation was supported by the successful launch of portability as well as eSIM, enabling an end-to-end digital journey.

In 2021, Orange Romania also focused on its growth drivers and the IT and Integration Services activities reported better performance than in 2020. Furthermore, Orange Money continued to grow with the January launch of a credit card service; and as of July 2021, its services became available to all customers, regardless of their telecom service provider.

Slovakia

Orange Slovensko started operating in 1996 and adopted the Orange brand in 2002. A long-standing player in the mobile segment, Orange reinforced its position in convergent offers thanks to the rollout of its own fiber program and the launch of fixed solutions via LTE in 2017. In 2020, the Group generated 1.3% of its consolidated revenue in Slovakia.

Slovakia’s fixed broadband market is dominated by the incumbent operator Slovak Telekom (owned by the Deutsche Telekom group), which has infrastructure covering the entire country. Orange ranks second, with market share of 17.5% [13]. Nevertheless, the rollout of its proprietary fiber optic network and regulated access to Slovak Telekom’s fixed network allow Orange to provide fixed broadband services to a large number of potential customers.

Orange has three main competitors in the mobile telephony market: O2 (owned by Czech group PPF), Slovak Telekom (owned by Deutsche Telekom) and Swan (national operator). 4ka began offering mobile services in October 2015, but remains a marginal player. Its services are available in all post offices and mainly focus on the market’s entry level. With a market share of 31.8%, Orange remains the market leader [14]. Slovak Telecom ranks second, closely followed by O2.

Orange’s activities in Slovakia

In 2021, Orange continued to implement its strategy, which consists of strengthening its position in the convergence market, backed up by its substantial market share in mobile telephony combined with growing market share in fixed telephony and TV.

Orange markets a number of innovative offers, particularly its Love convergent offer. After streamlining its portfolio of mobile offers in 2020, Orange is now focusing on a portfolio of fixed offers and has enhanced its customer loyalty program. On the B2B segment, Orange has put in place new complex service offers, around virtual data, cyber security, and IoT solutions.

Orange continued to invest in its network infrastructure in 2021. In May 2021, Orange launched its 5G network in Bratislava and Banska Bystrica, using the 3.5Ghz frequency band. The 4G network now covers 99% of the Slovakian population and offers the best coverage in the country. The Orange mobile network was recognized as the best in Slovakia for the second consecutive year and was named the best and fastest of the 25 European operators measured by Systemics PAB. Orange also extended its FTTH network, now reaching 695,000 connectable households at end-2021.

Moldova

Orange Moldova started operating in 1998 and adopted the Orange brand in 2007. A long-standing player in the mobile segment, Orange launched its fixed and convergent telephony offers in 2017, following the 2016 acquisition of SUN Communications, Moldova’s main cable operator. In 2021, the Group generated 0.3% of its consolidated revenue in Moldova.

Moldova’s main telecommunication operators are Orange, Moldcell (part of a Nepal-based conglomerate since 2020) and Moldtelecom. Moldtelecom is the incumbent operator; its infrastructure provides both fixed and mobile services. It is the leader in the Internet and fixed telephony, and also operates under the Unite brand in mobile. In 2021, with a market share of 52.6%, Orange maintained its number one position in the mobile telephony market, followed by Moldcell and Unite (source: Ancreti Report, Q3 2021).

Orange’s activities in Moldova

In 2021, in line with its ambition to strengthen its position on fixed broadband, Orange Moldova launched its full migration project to fiber with the objective of reaching a 100% fiber by end 2022, and migrating all cable customers to fiber by 2023. The acceleration of the fiber deployment will help to improve customer experience and encourage the development of convergence. This ambition is supported by the launch at end-2021 of new Love offers aimed at strengthening Orange’s leadership in the convergence market.

In line with its strategy, Orange has revised its portfolio of offers with a "More for More" approach, while prepaid offers have been renewed with a new "Starter Kit." A new B2B segmentation B2B was deployed to better target potential customers and address their needs Furthermore, the "SOHO boost" initiative is aimed at improving customer experience and boosting sales.

Orange Moldova also continued to invest in the country’s infrastructure. The company operates the most extensive and fastest 2G/3G/4G network, with 4G population coverage of 99%. For the ninth consecutive year, Orange Moldova’s network was rated "Best Moldovan mobile network in the test" by Polish company Systemics PAB.

1.4.3      Africa and Middle East

The Orange group is present in 18 countries in Africa and the Middle East, including 16 where it has controlling interests and two (Tunisia and Mauritius) where it has minority interests. Part of the activities are structured into sub-groups (Sonatel and Côte d’Ivoire). Orange operates in both the mobile and fixed markets.

Mobile markets are mainly prepaid markets, largely driven by the accelerated development of voice and data usage. In the fixed broadband market, Orange is speeding up fiber rollout in particular.

Orange is pursuing a 4G rollout strategy in Africa and the Middle East, and is investing in all countries to upgrade and extend their access networks. Despite the increasingly intense competition, the Group has also seen rapid development in mobile financial services with the Orange Money offering. Given the arrival of a new competitor in four countries in the region (Senegal, Côte d’Ivoire, Mali and Burkina Faso), Orange has changed the business model for its offering and accelerated its digitization. These strong measures made it possible for the Orange Money customer bases to continue to grow in the fourth quarter. Orange Money had 62 million customers at December 31, 2021, including 25 million active customers using the service each month.

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Countries in the Africa and Middle East business segment are generally tightening regulations covering service quality and environmental standards, while the tax burden is rising.

In 2021, Africa and the Middle East accounted for 14.6% of the Group’s consolidated revenue.

As part of its Engage 2025 strategic plan, Orange aims to become the benchmark digital operator in Africa and the Middle East (see Section 1.2.3 The Orange group strategy).

1.4.3.1     Sonatel sub-group

The Sonatel sub-group operates under the Orange brand in five countries. With operations in Senegal dating back to 1997, it began its international development in Mali in 2002. It generates 70% of its revenue in those two countries. The Sonatel sub-group also operates in Guinea, Guinea-Bissau (operations launched in 2007) and Sierra Leone, where it acquired Airtel Sierra Leone in 2016. In 2021, it generated 4.6% of the Group’s revenue.

With mobile market share of 55.7% in Senegal, 59% in Guinea, 57.2% in Mali, 52.8% in Guinea-Bissau and 54.9% in Sierra Leone (source: internal estimates), the Sonatel sub-group is leader in all its geographical areas.

Depending on the country, it has two or three competitors: Free (whose brand was launched in October 2019 to replace Tigo) and Expresso (Sudatel group) in Senegal; Sotelma/Malitel (Maroc Telecom group) and Alpha Telecom (Planor-Monaco Telecom International consortium) in Mali; MTN and Cellcom in Guinea; MTN in Guinea-Bissau; Sierratel (the incumbent operator), Africell and QCell in Sierra Leone.

The Sonatel sub-group is continuing the development of very high-speed fixed and mobile broadband based on 4G/4G+, FDD/TDD and fiber as well as the development of mobile data. In 2021, Data services achieved double-digit growth in all sub-group countries.

In 2021, Orange Money experienced a slowdown in business following the arrival of Wave in Senegal and Mali but continued to see growth in its active customer base.

Despite growing competition, in particular in the Mobile Financial Services market in Senegal and Mali, often unfavorable regulatory decisions, and the context of a global health crisis and political instability in certain geographical areas, Sonatel delivered a noteworthy operational performance in 2021 that enabled it to record double-digit revenue growth.

Sonatel makes significant contributions to the economy in the countries where it is established. Its social programs leave an important socioeconomic footprint and constitute effective levers for the creation of value, jobs and wealth for its stakeholders.

1.4.3.2     Côte d’Ivoire sub-group

The Côte d’Ivoire sub-group operates under the Orange brand in three countries. The activity covers Côte d’Ivoire, where the Group has operated since 1996 and which accounts for 65% of its revenue, and Burkina Faso and Liberia, where it acquired Cellcom Liberia and Airtel Burkina Faso in 2016. That represents an area with a population of more than 50 million. In 2021, it generated 3.3% of the Group’s revenue.

The Côte d’Ivoire sub-group is the leader in Côte d’Ivoire and Burkina Faso. In Côte d’Ivoire, the Orange market share in number of mobile subscribers is 43.3% and in data traffic (SMS) it is 68.2% (source: Artci, Q3 2021). In Burkina Faso, the Group holds a market share of 43.8% of mobile subscribers and 76% of data traffic (source: Arcep BF, Q3 2021). In Liberia, where its market share now stands at 48.6% (source: GSMA, Q4 2021), it ranks second behind MTN.

The three entities face the following main competitors in their respective geographies: MTN and Moov in Côte d’Ivoire; Onatel and Telecel in Burkina Faso; and MTN in Liberia.

The sub-group is also the market leader in mobile financial services in Côte d’Ivoire. In 2021, Orange Money experienced a slowdown in business following the arrival of Wave in Côte d’Ivoire and Burkina Faso but continued to see growth in its active customer base.

The sub-group’s activity was characterized by strong resilience in 2021, against the backdrop of health, economic and competitive climates that largely impacted revenues from mobile financial services and B2B services. Despite fierce competition in the Mobile Financial Services market, the Côte d’Ivoire sub-group recorded year-on-year revenue growth of 11% and improved its profitability.

FTTH development became one of the sub-group’s most powerful growth engines. At end-2021, in Côte d’Ivoire, Orange had over 100,000 active customers for around 382,000 connectable units. In Burkina Faso, Orange launched the FTTH service in June 2021 and had over 3,000 active customers at the end of the year.

The Corporate Social Responsibility policy of the Orange Côte d’Ivoire sub-group ensures that strategy, investments and innovation create lasting value for all stakeholders. At the center of the sub-group’s ambitions are digital equality and reducing its environmental footprint.

These two pillars are at the heart of the CSR strategy of the Côte d’Ivoire sub-group, which has consistently strengthened its societal impact through various initiatives based around entrepreneurship, financial inclusion and the environmental transition. In June 2021, in an important step toward boosting its regional presence, the sub-group published its first Societal Report, aimed at all stakeholders, in which it presented its achievements and ambitions.

1.4.3.3     Countries in North Africa and the Middle East

Egypt

The Orange group entered the Egyptian telecom market in 1998 through a partnership with Orascom and Motorola in the operator Mobinil. It gradually increased its stake following the withdrawal of Motorola in 2000 and Orascom in 2015. Since 2016, all services have been marketed under the Orange brand. In 2018, Orange Egypt was delisted from the Egyptian Exchange. In 2021, the Group generated 2.2% of its consolidated revenue in Egypt.

After a period of considerable market slowdown following the introduction of a tax on mobile subscriptions, particularly in 2017 and 2018, and the impact of the Covid-19 crisis in 2020, the number of subscriptions started to rise again in 2021.

With mobile market share of 27.1% (source: GSMA, Q4 2021), Orange ranks second in the market, behind Vodafone but ahead of Etisalat and WE.

Among significant events in 2021, Orange notably:

−    continued to strengthen its commercial operations through its #012 promotional platform, and saw double-digit revenue growth;

−    continued to expand its network across the country;

−    continued its transformation plan aimed at increasing its profitability.

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Morocco

The Orange group entered the Moroccan telecom market in 2010 through a partnership with Médi Telecom. The company, which was operating under the Méditel brand, became a consolidated subsidiary of the Group in July 2015 after Orange increased its interest to 49% of the capital. Since the end of 2016, all services have been marketed under the Orange brand. In 2021, the Group generated 1.5% of its consolidated revenue in Morocco.

With 33.5% of the mobile market (source: ANRT, Observatoire de la téléphonie mobile (Mobile telephony observatory) - situation at end of September 2021), Orange is the country’s second-largest mobile operator (behind the incumbent, Maroc Telecom, but ahead of Inwi).

In a Moroccan market heavily impacted by the Covid crisis, Orange maintained its commercial momentum in 2021, a noteworthy year that saw a return to mobile growth in general, and significant development of fixed telephony and fiber in particular. The milestone of two million active users of the Orange et Moi application was reached, confirming leadership in the digital field.

Jordan

The Orange group entered the Jordanian telecom market in 2000 through a partnership with the incumbent operator Jordan Telecom. The company became a consolidated subsidiary of the Group in 2006 after Orange increased its interest to 51% of the capital. Since the end of 2007, all services have been marketed under the Orange brand. In 2021, the Group generated 0.9% of its consolidated revenue in Jordan.

With mobile market share of 26.3% at the end of 2021 (source: GSMA, Q4 2021), Orange is the country’s third-largest mobile operator, behind Zain and Umniah.

Orange is also a leader in the fixed market through its ADSL Internet offers, together with FTTH, launched in 2016 (source: internal estimates). Zain and Umniah are also competitors in this segment.

In 2021, Orange continued its large-scale rollout of fiber optic to all of the country’s major towns and cities.

Orange inaugurated its Orange Digital Center in December 2021.

Tunisia

Orange Tunisie launched its activity in May 2010 after acquiring its license in July 2009. The Orange group is a partner, with 49% of the capital.

Orange’s mobile market share is 21.4%, placing it in third position behind Ooredoo, which maintains its leading position, and Tunisie Telecom. In data traffic, Orange is in second position (behind Ooredoo and ahead of Tunisie Telecom), with market share of 26.1% (source: INT, Q3 2021).

In 2021, against the unfavorable backdrop of the public health crisis and political instability, Orange Tunisie consolidated both its digital transformation and the transformation of its distribution network, including for B2B customers, strengthening its market position with growing customer bases and revenue.

1.4.3.4     Countries of Central and Southern Africa

Democratic Republic of the Congo

The Orange group entered the Congolese telecom market in 2011 through the acquisition of Congo Chine Telecom. In 2016, Orange acquired the Congolese subsidiary of the Millicom group, which operated under the Tigo brand. In 2021, Orange RDC generated 0.7% of the Group’s consolidated revenue.

With a mobile voice traffic market share of 26.8%, Orange is the country’s third-largest mobile operator, behind Vodacom and Airtel but ahead of Africell. In data traffic, Orange is in second place (behind Airtel and ahead of Vodacom) with market share of 27.4% (source: Arptc, Observatoire du marché de la téléphonie mobile (Mobile telephony observatory), Q2 2021).

In 2021, Orange RDC had good commercial momentum with revenue growth driven by the significant development of its mobile data and Orange Money business.

Orange was the first operator to launch 4G, and in 2021 continued to roll out mobile broadband network infrastructure to DRC’s main towns and cities.

The year 2021 was also marked by the intensification of regulatory and tax-related investigations by the various Congolese authorities.

Cameroon

The Orange group has been present in Cameroon since the liberalization of the telecom sector in 1999. All services, initially launched under the Mobilis brand, have been marketed under the Orange brand since 2002. In 2021, the Group generated 0.9% of its consolidated revenue in Cameroon.

With market share of 44.5% in 2021 (source: GSMA, Q4 2021), Orange is the country’s second-largest mobile operator, behind MTN but ahead of Nexttel. In 2021, fixed-line operator Camtel launched a mobile business.

In 2021, Orange Cameroon achieved a very high level of growth thanks to the sustained development of Orange Money and the mobile data business, as well as good performance from outgoing voice. The regulatory and tax-related issues investigated by the various Cameroonian authorities once again marked the year.

The start of 2022 will be marked by Cameroon’s organization of the Africa Cup of Nations soccer tournament. Orange is a key partner of Cameroon’s national team, the "Indomitable Lions".

Botswana

The Orange group has been present in Botswana since 1998 and since 2003 under the Orange brand. In 2021, the Group generated 0.3% of its consolidated revenue there.

Orange is the country’s second-largest mobile operator, behind Mascom and ahead of Be Mobile, with market share of 39.1% (source: GSMA, Q4 2021), in a well-developed market with a penetration rate of 173% (source: BOCRA, October 2021).

Botswana’s economy was heavily impacted by the public health crisis as well as a high inflation rate. However, Orange enjoyed excellent growth of around 22% in 2021, thanks to the success of its abundant voice, mobile data and Orange Money offers, significant network investment leading to better service quality, and a growing customer base.

The year 2022 will be marked by the rollout and launch of 5G offers in the region.

Madagascar

The Orange group has been present in Madagascar since 1998 and since 2003 under the Orange brand. In 2021, the Group generated 0.2% of its consolidated revenue there.

Orange is the country’s second-largest mobile operator, behind Telma and ahead of Airtel and MVNO Blueline, with market share of 31% (source: internal estimates).

In 2021, still against the backdrop of the public health crisis, Orange Madagascar increased its revenue growth thanks to outgoing voice, mobile data, Orange Money, and the development of fixed TDD services, which were a great success with the Wifiber offer. Orange’s business in Madagascar was also marked in 2021 by the ongoing expansion of Orange Money’s activities in digital services and international transfers.

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Central African Republic

The Orange group entered the telecom market in the Central African Republic in 2007 as the fourth entrant. In 2021, the Group generated 0.1% of its consolidated revenue there.

The year was marked by the fire at the Bangui Data Center in June, which caused major damage and led to the suspension of all services. This incident halted the strong growth momentum that Orange Centrafrique was experiencing at the beginning of the year.

Despite a slight drop in its revenue in 2021, Orange Centrafrique remains the leader of the Central African Republic market ahead of Telecel and Moov with market share of 55.5% (source: GSMA, Q4 2021).

The fourth operator, Azur, exited the market in 2020.

Mauritius

The Orange group has been present in Mauritius since 2000 through a partnership with the incumbent operator, Mauritius Telecom, in which it holds 40% of the capital.

Mauritius Telecom is the leader in Internet and fixed telecom services in Mauritius, ahead of DCL, and in mobile services ahead of Emtel and MTML, with market share of 49.5% at end-2021 (source: GSMA, Q4 2021).

The operator offers a comprehensive range of fixed and mobile data and voice services. It also offers convergent services (voice, IP and TV) through its MyT service. The first operator to launch 4G and a mobile payment service in 2012, Mauritius Telecom launched its fiber optic network (FTTH) in 2013 and now covers almost all of the country’s households and businesses.

The main growth drivers for Mauritius Telecom lie in content, in particular with a strategy of investing in premium content, enabling Mauritius Telecom to strengthen its position as the market leader.

The company also offers international connectivity via fiber optic submarine cables.

1.4.4      Enterprise

The Enterprise business segment includes all services to key accounts, local authorities and companies with over 50 employees in France, as well as multinationals around the world.

Operating under the Orange Business Services brand (OBS), Orange is one of the world leaders in supporting the digital transformation of businesses. As an infrastructure operator, technology integrator and value-added services provider, Orange Business Services, thanks to the commitment and expertise of its 28,500 employees, provides a complete portfolio of offers designed to assist its customers to carry out their digital transformation projects and implement their communication projects (connectivity, Internet of Things, Cloud, Artificial Intelligence, applications development). OBS provides its customers with a high level of expertise in terms of protecting, collecting, transporting, storing, processing, analyzing and sharing their data and creating value. Under the Orange Cyberdefense brand, it also offers its customers enhanced data protection during all these stages.

OBS leverages the demands of its status as an operator in terms of reliability and performance to accelerate its development in IT services through an ambitious acquisition policy in the fields of Cloud Computing data as well as cybersecurity (Enovacom, Basefarm, Business & Decision, SecureLink and SecureData).

Business services (connectivity and IT integration services) are one of the three growth drivers identified by the Group and are key to its Engage 2025 strategy (see Section 1.2.3 The Orange group strategy). In the context of the strategic plan, OBS seeks to earn more than half of its revenue from digital technology, new connectivity services (SD-WAN, 5G) and IT services in 2025.

In 2021, the Enterprise sector generated 17.3% of the Group’s consolidated revenue.

The market

Nearly two years after the onset of the Covid-19 pandemic, signs of an economic recovery became visible in 2021, but at different degrees depending on the countries and the sectors. Although the health crisis has accelerated the digital transformation of businesses (new digital, migrations to the Cloud & software-defined networks and services, cybersecurity), it has also had an impact on historical telecoms services (voice/connectivity) due to the acceleration of new ways of working as well as the adoption of Cloud-based collaboration & connectivity solutions.

As a result of the economic rebound in 2021, the global market for communications services and IT services for businesses totaled €1,352 billion in 2021, up by 4% compared to 2020. This increase was fueled by IT services, up by 6.4%, while telecoms services reported a decrease of 3.7% compared to 2020. This trend is expected to continue in upcoming years for IT services with growth of 11.1% forecast for 2022. Telecoms services are expected to see an increase of +2.7% in 2022 before settling around 0.7% for the following years (source: Gartner, Q4 2021).

Faced with a highly competitive and fragmented telecommunications and IT business services market, encompassing numerous players such as telecommunications operators, network integrators, IT service providers, or again players from the Internet, digital or cybersecurity world, Orange Business Services has adopted the position of a "network-native digital services company." On the IT services market, OBS ranks among the top five in France (source: Teknowlogy Group/PAC - November 2021 survey). Given the large number of players, there is no available reliable or pertinent information on market shares. In the specific cybersecurity services market, Orange ranks as a major player, with one of the deepest footprints in Europe. In 2021, Orange Cyberdefense was a leader in cybersecurity services in France and one of the leaders in Europe (source: Teknowlogy Group - January 2022 survey) and ranked 7th worldwide (source: Gartner, Market shares - July 2021).

Orange Business Services activities

Orange offers a wide range of products and services, including those that are packaged or tailor-made and using different methods such as integrated, managed or Cloud, aimed at guiding businesses in their digital transformation, and structured around their main challenges (connectivity, mobility, streamlining of processes, smoothness of exchanges with customers and support for their projects).

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Orange has structured its portfolio of offers around four main types of products and services:

−    fixed telephony (conventional and IP) and audio conference services;

−    mobile telephony offers;

−    network offers, including certain service guarantee levels (mobile and fixed connectivity, data transfer, hybrid networks, fixed and mobile convergence offers);

−    IT and integration service offers, including Cloud solutions, digital & data solutions, cyberdefense solutions, intelligent mobility solutions, unified communication and collaboration services, and customer services and consulting:

-      cloud solutions include virtualization and the development of "aaS" (as a Service) solutions and business models that business customers are embracing. Orange Business Services has positioned itself as an integrator capable of orchestrating and building on the different applications bricks of its customers, including the most critical ones, from end-to-end in a multi-cloud environment, for both the public or private Cloud. Beyond its own infrastructures, Orange has also developed a genuine strategy of alliance with major industry players such as Microsoft Azure and Amazon Web Services. Nearly 3,500 customers already trust Orange Business Services for its multi-cloud expertise,

-      digital & data solutions, including the Business & Decision subsidiary, enable the design of digital solutions for customers in the fields of Big Data, data analytics and artificial intelligence, in addition to the integration and supply of systems, business applications and application programming interface (API). Through its Enovacom subsidiary, Orange also offers healthcare players tailored solutions to meet the challenges of digital transformation,

-      cyberdefense solutions covering infrastructure and users, in managed and integrated or Cloud mode (safe work environments and infrastructure, cyberdefense, management and governance), supervised from a security operations center (see Section 4.1.1.2 Business opportunity: Orange Cyberdefense),

-      smart mobility solutions are based not only on mobile technologies, but also on the IoT (Internet of Things),

-      unified communication and collaboration services include interoperability between telephony, messaging and video conference solutions, in triple or quadruple play,

-      lastly, advice and services to customers include needs analysis, solution architecture, support from rollout to implementation, user training and administration of services and solutions in a range of areas: transition to all-IP, adopting Machine to Machine and the Internet of Things, supervising and managing quality of service, switching to Cloud infrastructure solutions, and the digital transformation of companies.

These offers are also used to develop cross-sector business solutions (finance, transport, energy, government and public sector, geolocation and fleet management, etc.).

As regards its core business as an operator, Orange relies on international partners to supplement its offer and geographical coverage in areas where its customers operate and where its presence does not offer a comprehensive solution. The Group is strengthening this type of partnerships on the most developed markets, preferably with leading operators in the geographic areas concerned, such as AT&T or NTT Communications.

Orange also works in close collaboration with an ecosystem of international technological partners, who are leaders in their respective fields of connectivity, unified communication, Cloud infrastructure, effective data use or cybersecurity. In 2020, two strategic partnerships were announced: the first with Google Cloud (around data services, artificial intelligence, the Cloud and edge computing) and the second with Amazon Web Services (around innovation in the Enterprise Cloud and digital transformation). Furthermore, with sovereignty becoming a major transformation topic for businesses, Orange Business Services is pursuing two complementary development vectors: the first through an independent company named Bleu, a joint venture with CapGemini and in partnership with Microsoft as technology provider; the second through Gai-X, a European initiative in which Orange is a founding member.

Lastly, Orange is developing partnerships with service players to enhance the operational performance of French manufacturers. Like, for example, the partnership with Siemens in the Industry 4.0 segment related to automation and digital transformation solutions in order to allow French industrial groups to fully maximize the potential of digitalization. In this perspective, the partnership proposes end-to-end support which ranges from consulting to integration and analysis.

In 2021, Orange signed a series of major contracts to assist its customers throughout the world, particularly with BNP Paribas to roll out the SD-WAN network technology on more than 1,800 sites, one of the largest rollouts worldwide for Orange Business Services; with Kone for infrastructure migration from its contact center to the Cloud with the aim of simplifying and optimizing its operations; with Safran Aircraft Engines for the Internet of Things solution of Orange Business Services to accelerate the digitalization of its industrial processes; and with GRTGaz to develop a sovereign solution designed to protect its industrial sites with the rollout of a cyber-resilient information system and security systems for its sensitive installations.

1.4.5      International Carriers & Shared Services

The operating activities of the International Carriers & Shared Services segment include:

−    international carrier activities undertaken by the Wholesale International Networks Division (rollout of the international and long-haul network, sales of international telephony and services to international carriers, and installation and maintenance of submarine cables); and

−    the activities of OCS and Orange Studio in content.

The segment also includes other cross-cutting activities of the Group, in particular research and innovation (see Section 1.6), or real-estate, as well as support and shared activities including corporate functions at the headquarters.

The operating activities of the segment accounted for 2.3% of the Group’s consolidated revenue in 2021.

1.4.5.1     International Carrier activities

The wholesale operator market comprises three categories of players: global wholesalers, multinational retail operators (including Orange) and regional or specialist players.

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The wholesale market’s customer base comprises voice market specialists (call-shop, prepaid cards), fixed and mobile domestic retail carriers (including MVNOs), Internet access and content providers and OTT players. International carriers also sell wholesale traffic to each other.

Wholesale International Networks (WIN) offers a broad range of solutions on the international market. Its business is structured on a large infrastructure of long-haul networks. Its presence in both the retail and wholesale markets means it can develop solutions that are particularly well adapted to the needs of the retail operators.

The Group is notable for being heavily involved in the design, construction and operation of submarine cables. With its ownership or co-ownership of several cable systems, Orange ranks among the world’s largest owners of submarine links. This has enabled it to satisfy the increase in transatlantic traffic.

The Group’s wholesale activity is based on:

−    a seamless global network [15] and an IPX protocol network [16] supporting voice and data with points of presence throughout the world;

−    a global network of dedicated IP routes with end users in more than 220 countries, connections to more than 200 Internet service providers, and connectivity in over 100 countries in a single IP network hop;

−    99.99% network availability, and centralized network supervision 24/7.

In 2021, IP data traffic increased by 29%, very strong growth boosted by the health crisis.

Offers

Voice services

Voice service solutions enable operators worldwide to transit their customers’ calls internationally to over 1,200 destinations with 24/7 technical support.

Services to mobile operators

With mobile services solutions, Orange offers roaming as a result of direct connections with over 200 mobile operators as well as broad connectivity enabling it to offer messaging services.

Internet and transmission services

Orange’s data and IP network includes terrestrial, submarine and satellite systems which combine to create a vast global network. With its Internet network, Orange offers adjustable solutions to meet the needs of Internet service or content providers.

Convergence services

Orange provides operators with a multiservice offer to enable them to manage their voice and mobile data services over a single connection.

Security and anti-fraud services

To protect the value of its customers’ business, Orange Wholesale International Networks offers solutions covering the protection of identity and privacy and that of its networks, mobile traffic and voice traffic.

The portfolio of anti-fraud and security services relies on voice, Internet and mobile service solutions. These offers include audit, detection and protection functions as well as the provision of analysis reports. The portfolio also contains offers that focus on the fight against the dangers of cybercrime. Orange Wholesale International Networks’ customers can resell some of these offers to their own customers.

Orange Marine

Orange Marine is a major player in submarine cables, from the early research and engineering stage through to the setting up of intercontinental connections and the maintenance of existing cables. In total, Orange Marine has installed more than 265,000 kilometers of submarine cables (including over 30,000 kilometers of buried cables) across all oceans and carried out surveys on over 80,000 kilometers of seabed. Its vessels carried out more than 850 repairs on defective cables, some of which were performed at a depth of 5,000 meters. Orange Marine has a cable-laying fleet of seven vessels (six cable ships and one submarine research ship). It represents 15% of the global fleet and is one of the most experienced worldwide.

In 2021, Orange Marine’s business recovered strongly. For more information on the announcements made by Orange regarding submarine cables, see Section 1.3 Significant events.

1.4.5.2     Content activities

Content distribution activities (TV, video-on-demand, music, video games) are a key component of Orange’s strategy as a multi-service operator, with over 11.8 million households in Europe connected to its TV universe at the end of 2021 (following the acquisition of TKR - see Section 1.3 Significant events). These activities help promote the Group’s very high-speed broadband offers.

Orange’s content strategy is primarily based on developing partnerships with rights holders and service publishers. In Europe, Orange is aggregating the best entertainment services from large distributors and offering them to its customers through its broadband networks. As a result, in September 2021, Orange renewed its framework agreement with Netflix. Throughout the year, the Group also rolled out its partnership with Amazon in Europe (in France, Belgium, Spain and Romania). In Africa and the Middle East, content activities are at the heart of the multi-service strategy and help to cement Orange as a responsible local operator. In 2021, Orange therefore implemented the partnership it signed with CANAL+ in 2018 to broadcast CANAL+ content in sub-Saharan Africa. Moreover, the development of local content production and the rollout of Pay TV are key pillars of the Group’s strategy.

In France, Orange is also developing an ambitious policy of producing and co-producing films and series, and broadcasting them via its Orange Studio subsidiaries and OCS.

All OCS programs are available via scheduled programming and on-demand. Most distributors offer OCS and it can be accessed directly online. In 2021, Orange was able to anticipate and support regulatory and competition changes in France by signing a new agreement with French cinema organizations that secures investments amounting to 60 million euros over three years. At end-2021, OCS had approximately 3 million subscribers.

In 2021, Orange Studio’s business was significantly affected by the health crisis, which caused scheduling issues and a drop in cinema revenue. Nevertheless, Florian Zeller’s hit film The Father, coproduced by Orange Studio, won the Academy Awards for Best Actor in a Leading Role and Best Adapted Screenplay.

In 2022, Orange Studio still has to contend with the problems of the post-Covid cinema industry (lower audience numbers, people staying at home, etc.). One of its key challenges is to grow international sales of its catalog.

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1.4.6      Mobile Financial Services

Mobile financial services are a key component of Orange’s Engage 2025 strategy. With the expansion of its multiservice activities on the African continent, B2B and IT services, mobile financial services are one of the Group’s three growth drivers. The Mobile Financial Services business segment accordingly includes the activities of Orange Bank and Orange Bank Africa. Orange Money’s business continues to be driven by geographical segments, particularly Africa and the Middle East (see Section 1.4.3).

The banking market

The European banking sector is currently undergoing far-reaching change, marked by:

−    the ongoing Covid-19 pandemic, and an uncertain economic climate weighing on both revenue and cost of risk;

−    a lasting environment of low interest rates, which undermines the profitability of banks’ lending activity by narrowing their margins, despite the European Central Bank’s accommodative monetary policy;

−    the need to adapt to regulatory developments (DSP2, GDPR, etc.) in the face of more vigilant regulatory authorities (ACPR, CNIL, etc.);

−    increased competition and fragmentation of supply (online trading, account aggregators, open banking, etc.);

−    a boom in digital uses that is reshaping customer behavior towards banks (autonomous, distant, volatile, demanding) and prompting the integration of new technologies (instant payment, data and AI, blockchain, etc.) for greater innovation and performance.

The very intense competition in this market comes from players in several major categories:

−    the large conventional banking networks;

−    online banks (Boursorama Banque, ING Direct, etc.);

−    neobanks (such as Orange Bank), which appeared in the 2010s and are based on a mobile application and a simplified customer experience. In competition with online and conventional banks, innovation is their key means of capturing market share. At the end of 2021, Europe had 77 neobanks or payment players and France had a total of 30, targeted at both individuals and professionals;

−    fintechs (financing platforms, means of payment and account aggregators) whose financing reached record levels in 2021, with 206 fintechs having obtained "unicorn" status at the end of September 2021 (source: CB insights Fintech report Q3 2021);

−    tech giants offering mobile payment solutions including Apple Pay, the Facebook Messenger payment function, Samsung Pay, Android Pay, etc.;

−    large retailers (Leclerc, Fnac-Darty, etc.), which are aiming to become links in the mobile financial services value chain, and new players from all backgrounds that continue to emerge in the banking market (MafrenchBank, Uber Money, Free, Starling Bank).

The most significant trends in the banking market are as follows:

−    hyper-personalization of services, notably with the rollout of apps and offers targeted at children, young people and their parents;

−    transformation in payments with the emergence of "Buy Now Pay Later". Fintechs aim to provide an all-in-one shopping application;

−    banks’ CSR commitments and a rise in green neobanks, with the promise of providing customers with a way to take action through the choice of a player positioned in responsible financing or by adopting responsible shopping habits with the help of digital tools to calculate the carbon footprint of their purchases;

−    a change in usage, with a rise in trading and cryptoassets: the French Financial Markets Authority (Autorité des marchés financiers - AMF) counted 2.5 million individual investors in France in the third quarter of 2021, twice as many as the same period in 2019;

−    an evolving market for professionals with the arrival of new players offering less extensive banking services compared to banking networks, but with customer experience and management services that are highly valued by business customers.

In the West African Economic and Monetary Union, the monetary situation shows a consolidation of economic financing with a 13.6% average increase in domestic receivables over the period 2021-2023. According to the central scenario, the inflation rate is expected to reach 3.2% in 2021, compared to 2.1% in 2020.

The very intense competition in the Côte d’Ivoire market comes from:

−    mobile money operators such as Wave or MTN with MomoCash;

−    aggregators offering interoperable payment solutions (KKiaPay, Intouch, etc.);

−    conventional banks: all banking institutions are developing their digital channels via mobile applications.

Mobile Financial Services activities

Orange Bank

Launched in November 2017, Orange Bank, a subsidiary fully owned by the Orange group, provides cutting-edge banking services natively designed based on the mobile uses of customers and in strong synergy with telecom activities.

Accessible to everyone, the offer is available in France and requires no conditions of income, savings or minimum balance. There are no bank charges attached to accounts and their associated bank cards (subject to certain terms and conditions of use). All basic banking services are offered: bank account, standard and Premium bank card, checkbook, authorized overdraft, savings account, à la carte insurance and personal loans. Customers can perform all their banking operations on a mobile handset. Moreover, when opening a bank account, customers have access to a network of more than 300 Orange stores approved as banking operation and payment service intermediaries.

Relying heavily on telecom functions, Orange Bank’s innovations offer customers the ability to make contactless payments with credit cards or via mobile handsets using Apple Pay and Google Pay, immediate access to their bank account balance, temporary blocking and unblocking of their credit card from the application, to request and send money by text message, and to even change their bank card code at any time from the application. Customer relationships are managed by a virtual advisor, available 24/7, with the possibility of using the customer relationship center located in France.

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With the acquisition of Orange Courtage in 2020, Orange Bank has reached a new milestone in its cross-selling policy with Orange by becoming an insurance broker, while at the same time increasing the scope to assist its customer base with their equipment purchases.

In January 2021, the bank acquired Anytime, a neobank specializing in business banking. This acquisition allows Orange to offer financial support and digital management tools to its millions of customers who are independent professionals.

In June, Orange Bank chose Younited Credit to accelerate its development in the field of consumer credit. It has therefore joined forces with a flagship of French Tech that has seen exponential growth in Europe in recent years. For the bank, this partnership is synonymous with optimizing the business chain, increasing operational efficiency and better risk management.

In addition, Orange Bank continues to offer car loans sold in the Groupama network alongside vehicle insurance, and a home loan offer distributed by Groupama and Meilleurtaux.

On the international stage, Orange Bank was launched in Spain at the end of 2019. This bank, which is 100% mobile, offers Orange customers a selection of savings accounts, checking accounts, Mastercard credit cards, and group management as well as numerous discounts on Orange phone bills. Innovations include the Group management function, which enables funds and expenses to be shared or transferred between several people, giving customers the option to manage joint subscriptions such as water bills or Netflix accounts. Since the summer of 2020, Orange Bank Spain has also been offering consumer credit and a solution for financing purchases of mobile phones in stores.

At December 31, 2021, Orange Bank had 1.7 million customers in France and Spain. This number includes customers who have opened an account with Orange Bank, as well as customers of credit and mobile insurance offers.

Orange Bank Africa

In partnership with NSIA, a leading bancassurance provider, Orange launched Orange Bank Africa’s business activities in July 2020 in Côte d’Ivoire after obtaining a banking license from the Central Bank of West African States (BCEAO) in 2019. For populations still excluded from the conventional banking system, Orange Bank Africa has quickly become one of the most efficient ways of accessing credit and savings 24/7 from their Orange Money mobile account. Orange Bank Africa plans to expand into Senegal, Mali and Burkina Faso.

Orange Bank Africa offers a fully digital micro-credit and savings solution allowing users to borrow smaller amounts instantly, from 5,000 CFA francs (around 8 euros), with an easy to use and innovative service which uses a scoring tool designed to accelerate decision making and a dedicated artificial intelligence algorithm. It is accessible to everyone, regardless of location, time, mobile phone generation or the level of income or savings.

Orange Bank Africa acquired 713,000 customers at the end of December 2021, with its pico-credit and savings offers via Orange Money and a new prepaid card offer. More than 1 million loans were granted in a total amount of 50.7 billion CFA francs, thereby contributing to the economic and social development of the populations concerned. Orange Bank Africa enables the Group to participate more fully in the economic activity of its host countries and thus remains in perfect harmony with the regional financial inclusion strategy promoted by the BCEAO.

1.5     Orange’s networks

For Orange group, the networks are a strategic asset and, as such, are subject to constant supervision, maintenance and modernization. Orange’s strategic plan, Engage 2025, launched in December 2019, is based on four key ambitions, including reinventing its operator model by capitalizing on its network advances (see Section 1.2.3 The Orange group strategy).

At end-2021, the Orange group operated networks in 26 countries to serve its B2C customers and in nearly 200 countries or territories to serve its B2B customers. Orange is continuing to modernize its networks to provide its customers with ever greater and more enhanced connectivity in all its locations.

The Group’s investments in its networks, other than those to maintain their quality (pole, cable and mast replacement, or other equipment that has reached the end of its life) are designed to improve these networks in a number of respects:

−    the development of very high-speed fixed and mobile broadband (FTTH and 4G/5G), increased data transfer volumes and reduced connection latency. These investments concern all networks, from the mobile radio network and household Internet connectivity to submarine cables;

−    user migration from old technologies (analog telephony, copper networks, 2G, 3G) to new technologies;

−    gradual virtualization of network control functions ("programmability" and "softwarization" of networks so that they can be adapted more quickly to new services and uses);

−    automation of network operation, which improves the quality of service for customers.

The networks are very extensive. In each country, they break down into (i) access networks (fixed or mobile), (ii) IP transmission and transport networks and (iii) control and service networks, supplemented by (v) international networks.

Access networks connect each customer - individual or business customers - and provide a first level of customer data aggregation. IP transmission and transport networks connect access networks with each other and with the networks of other operators in the relevant country, as well as with international networks. Service control networks, which drive access, transmission and IP transport networks, provide the connection between people and manage the services (voice, TV, Internet access, data). International terrestrial and submarine networks provide global connectivity for all services, voice and data, for which servers are often located on a different continent.

A glossary defining several of the technical terms used in this Section may be found in Section 7.2.2 at the end of this Registration Document.

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A common feature of all these networks is the continual increase in their capacity. Usage continues to expand, and traffic volumes are increasing across all Group networks. To anticipate this growth, which will continue over the coming years, the Group is investing in its networks to increase their capabilities and performance.

1.5.1      Access networks

Fixed access networks

Analog access and ADSL/vDSL broadband access

Copper access is made up of a pair of copper wires that connect each customer to a concentration point and give the latter access, via the distribution and transport network, to a local switch. It is used to deliver analog voice services and broadband access services.

Orange operates copper access networks in France and Poland, and in various countries in Africa and the Middle East (Côte d’Ivoire, Jordan, Senegal), to provide analog voice access services and data in the B2C, B2B and wholesale markets.

Fixed broadband ADSL/vDSL access (for voice applications, Internet access and television) is available in:

−    France and Poland, with coverage approaching 100% on the incumbent local loop;

−    countries in the Africa and Middle East region, where Orange is the operator of the copper local loop;

−    other countries (including Egypt, Spain and Slovakia), where Orange uses the local loop of incumbent operators, either unbundled or via bitstream-type offers;

−    Belgium and Romania, where broadband offers are marketed using the network of third-party operators;

−    Moldova, where, following the acquisition of Sun Communications, Orange operates a cable network.

Networks and services based on copper access are used less and less as users move to very high-speed broadband. They are therefore constantly being optimized and, in France, a timetable has been drawn up for the gradual discontinuation of the analog voice telephone service, and the removal of the copper network:

−    since the end of 2018: end of the marketing of new analog voice telephony lines;

−    from the end of 2023: technical discontinuation of the analog voice telephony service, by geographical area;

−    phasing out of the copper access network from 2023, with an estimated completion date of 2030 (see section 1.4.1 France).

Very high-speed broadband fiber optic access

FTTH (Fiber To The Home) network access extends the available broadband ADSL/vDSL service offer to include upstream and downstream very high-speed broadband (up to 1 Gbit/s and more), with improved performance, in particular in terms of response time.

In France, Orange has been deploying FTTH access for over ten years using GPON technology, which can pool several very high-speed broadband accesses on a single fiber without impairing the capacity of each access point’s capacity to increase speed. The rollout of the FTTH network started in 2007 in a few major French cities and was then expanded. During the years 2011 and 2012, Orange entered into sharing arrangements with other telecom operators to speed up fiber optic rollout. In 2021 the rollout continued at a steady pace, and Orange consolidated its leadership in France: a total of 28.8 million homes were connectable to Orange fiber at the end of 2021 (see Section 1.3 Significant events).

Orange is also rolling out fiber in Spain, where its FTTH network covered 16.1 million connectable households at end-2021. An FTTH fiber network has also been rolled out in Poland, with connectivity offered to some 5.9 million households, as well as in Slovakia, with 700,000 connectable households. The rollout of FTTH networks is also underway in Jordan, Côte d’Ivoire, Morocco and Senegal.

In 2021, Orange activated 10 Gbit/s services on its network in Spain.

Orange shares its fixed access network in its three main countries: In France, Spain and Poland, Orange plans to share some future FTTH rollouts with other operators via FiberCos, potentially involving third parties. In early 2021, Orange joined forces with long-term investors to create Orange Concession, which will be the leading operator of FTTH networks deployed and operated on behalf of local authorities in France, with 24 PINs (public initiative networks) representing nearly 4.5 million FTTH connections. In Poland, Orange has established the 50%-owned FiberCo, with 2.4 million lines, of which 1.7 million will be deployed over the next five years. See Section 1.3 Significant events.

Radio and satellite access

In various African countries and in Eastern Europe, fixed services are provided through 4G/LTE in addition to copper and fiber optic networks.

Other than copper, fiber and radio access, fixed residential access and satellite television services are marketed via space capacity rental.

Mobile access networks

The GSM (2G), UMTS (3G), LTE (4G) and 5G access networks support voice and data communication services that reach average speeds of several tens of Mbit/s and up to several hundred in optimal conditions, allowing to easily send and receive voluminous content (audio, photo and video). The Group operates a mobile network in each of the countries where it offers consumer telecommunication services. The network supports GSM, UMTS and LTE technologies in all countries; in Europe, it also supports 5G. Between 2025 and 2030, the Group will gradually phase out its 2G and 3G networks in France and in all European Union countries where it operates. The shutdown of 2G and 3G will allow Orange to optimize the management of its networks and to move them towards more secure, resilient, energy-efficient and modern technologies such as 4G and 5G. Radio frequencies currently used for 2G and 3G will be used to improve capacity and coverage of 4G and 5G networks in both urban and rural areas.

5G technology enables improved connection speed to mobile services, with average speeds 3 to 4 times faster than 4G thanks to smart antennas installed on existing 4G sites. Orange’s 5G is currently marketed in six countries in Europe (Spain, France, Luxembourg, Poland, Romania, Slovakia). It is initially being rolled out in urban areas where 4G is in high demand and in areas with high levels of economic activity to ease the load on other networks. Rollouts will continue gradually in those countries over the 2022-2023 period, as well as in other countries where the Group operates in Europe, Africa and the Middle East, depending on the availability of spectrum.

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To reduce its environmental impact and operating costs, Orange shares more than half of its radio sites with a competitor. Sharing can be either "passive" (confined to masts only), or "active" (masts and active equipment). Sharing of this nature, which previously concerned 2G/3G/4G technologies, now includes 5G. Passive sharing is in place in almost all of the Group’s host countries. Active sharing, which is more effective, has mainly been adopted in the following countries:

−    Poland, for nearly all of the mobile access network;

−    Spain, where the mobile access network is shared outside major cities (those with more than 175,000 inhabitants);

−    France, for 4G coverage of dead zones including the 2,000 new sites of the New Deal program;

−    Belgium, where an active mobile access network sharing agreement was signed with a competitor in 2019. Consolidation work on both networks is taking place over several years and was still in progress at the end of 2021;

−    Romania, for sites in rural areas.

2021 was marked by:

−    the creation of TOTEM, a European TowerCo. At the end of 2021, TOTEM’s passive mobile infrastructure portfolio included more than 26,000 sites in France and Spain (See section 1.3 Significant events);

−    the commercial launch of 5G in Slovakia and the expansion of 5G coverage in other countries.

1.5.2      National transmission and IP transport and control networks

In each country where it has consumer customers, Orange operates a layered network:

−    transmission networks;

−    IP transport network;

−    control network;

−    voice service network.

The transmission network consists primarily of fiber optics, but also radio links, especially for alternative or purely mobile networks in MEA countries. These networks support voice and data traffic, for fixed and mobile retail (B2C and B2B) and wholesale services. Optical links offer bandwidth of up to 400 Gbit/s per wavelength, and Dense Wavelength Division Multiplexing (DWDM) technology makes it possible to have up to 80 wavelengths per fiber. Orange is one of the world leaders in the use of advanced optical functions to obtain a more flexible transmission network.

The IP network consists of routers connected to the transmission network. In France, an IP network dedicated to businesses is also in operation, in addition to the network managing data for B2C customers. The main purpose of this network is to connect a company’s French sites for internal data exchange on a Virtual Private Network (VPN) and provide it with Internet connectivity. It also provides Voice over IP transport for companies.

The control network (also known as the signaling network) manages calls and data connections, updates of location data for mobile phones, roaming and SMS. This network is being upgraded to new standards, for example to manage 5G.

In the countries in which it has fixed operations, Orange operates a switched telephone network (STN) to deliver analog voice and ISDN digital services. These networks are continually being optimized because of declining usage. In France, Orange stopped marketing its analog voice services at the end of 2018, and announced the first zones where voice services will only be available using IP technology from the end of 2023.

Orange has also rolled out fixed VoIP networks using IMS technology (IP Multimedia Subsystem) in many countries for B2C and B2B uses.

Until 2015, all mobile voice traffic was managed in switch mode by the mobile network in each country. In 2015, Orange rolled out mobile IMS infrastructure in European countries to offer VoLTE services (VoIP over LTE) and VoWiFi (mobile Voice over WiFi). At end-2021, VoLTE and VoWiFi had been rolled out in all of the Group’s European networks and are being rolled out in some countries in the MEA region.

1.5.3      International networks

Terrestrial network

The international terrestrial network comprises four main networks, connected via submarine cables:

−    the European network, whose rollout began in April 2012 in France, and which has been extended to include services in Frankfurt, London, Barcelona and Madrid, as well as submarine cable stations;

−    the North American backbone, one of the most strategic routes for Europe since 80% of the Internet traffic generated by Europe is destined for the United States;

−    the Asian backbone in Singapore served by the SEA-ME-WE3 and SEA-ME-WE4 submarine cables; and

−    Djoliba, the first pan-African backbone, brought into service in November 2020. This infrastructure is based on a terrestrial fiber optic network coupled with submarine cables, thereby offering secure international connectivity from West Africa. The new backbone covers eight countries, Burkina Faso, Côte d’Ivoire, Ghana, Guinea, Liberia, Mali, Nigeria and Senegal.

Satellites

Orange uses satellite communications to provide VSAT (Very Small Aperture Terminal) services to Orange Business Services’ terrestrial or maritime B2B customers and to ensure connection with isolated mobile sites in Africa and IP or voice connectivity to other operators. To provide those services, Orange uses rented space capacity from satellite operators (such as Eutelsat, Intelsat, SES and Arabsat).

Submarine cables

To address the strong growth in international telecommunication traffic and in a highly competitive market, Orange is maintaining its level of investment in submarine cables and is continuing to develop its network in order to meet the needs of its customers. Due to the high cost of investments required in the construction of cables, such investments are carried out with the different players involved (operators, private companies, GAFAM) and in various forms (consortiums, purchase of user rights, transmission-capacity rental, etc.).

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Orange is an investor in more than 40 submarine cables and consortiums covering various routes: North Atlantic, Caribbean, Europe-Asia, Europe-Africa.

2021 was marked by:

−    the commissioning of the Dunant transatlantic cable between the United States and France. Orange will benefit from two pairs of optical fiber with a capacity of up to 30 Tbit/s each, three times the capacity of the previous generation of transatlantic submarine cables;

−    the deployment of the AMITIÉ transatlantic cable, which will be put into service in 2022 (see section1.3 Significant events).

International service control networks

Orange operates an international control network to manage the signaling associated with the voice traffic, roaming and text messaging of its mobile networks and those of its operator customers. This network is evolving to handle new standards such as 5G.

Orange also operates a network for the supply of voice services for international businesses, based on the international IP MPLS network.

In addition, several centralized platforms were rolled out on the international transit points to provide value-added services to mobile operators.

1.5.4      Network resilience

Network resilience ensuring continuity of services is an essential element of Orange’s purpose as a trusted operator. Orange’s network resilience approach focuses on:

−    anticipation, by choosing architectures most likely to resist hazards. This includes anticipating future weather conditions and the weather events they will produce;

−    the assessment of the system’s ability to anticipate and absorb potential disruptions, to develop ways to adapt to changes in the system itself (such as the introduction of a new technology, or external changes), and to enhance its ability to withstand disruptions or to recover as quickly as possible after a shock.

Orange’s network resilience is built on:

−    transmission and transport networks structured in loops in order to guarantee a minimum of service in the event of a branch outage;

−    redundancy at different levels (sites, energy chains, equipment, servers) in order to compensate for failures of individual units;

−    anticipation and prevention capabilities to detect and implement the first redundancy and diversity mechanisms. Historically, these capabilities referred to the robustness of the network;

−    absorption capabilities with defense mechanisms, including congestion or overload control mechanisms;

−    adjustment capabilities to reduce the impact of incidents on the services provided to customers;

−    repair capabilities to restore normal functioning.

1.6     Research and innovation

In the information and communication technology (ICT) sector, which is undergoing major change in its value chain with the increase in the number of players and the creation of new economic models, innovation is a major growth engine for the Orange group. In 2021, the Group devoted 620 million euros (i.e. 1.5% of revenue) to furthering its research and innovation activities, including employee costs and operating and capital expenditure related to research and innovation for new products and services.

1.6.1      Strategy and key actions

Orange is currently a leading private player involved in digital research in France. The Group aims to be a committed player in current and future transformations including connectivity, especially with 5G, 6G and fiber, responsible artificial intelligence, the Internet of Things on a large scale, and digital technology with low environmental impact, synonymous with trust and excellence. Orange aims to use research to improve daily life for everyone and to respond to major societal challenges through innovative and responsible uses of new digital technologies. Bringing together its activities around the creation of strategic innovation, research and the implementation of technical and data policies for the Group, Orange Innovation is the driving force behind this innovation. Against the backdrop of rapid changes in our customers’ uses and expectations, Orange Innovation is building competitive and value-creating assets for the Group. Its mission, "Prepare the future, build the present," is part of the Group’s strategy.

Orange is convinced that using data and artificial intelligence (AI) in a responsible, useful and accessible way will open new prospects for individuals, society and the planet. Its research and innovation teams support four priority areas: making networks smarter, improving operational efficiency, reinventing the customer experience and ensuring that the use of data and AI is sustainable and responsible. Orange established its Data and AI Ethics Council in 2021 with this in mind. The Group also offers its employees a complete range of training in AI/Data: acculturation, training for professions and experts. In partnership with DataScientest, Orange offers certification programs for people receiving professional retraining and a Data Analyst course at the Orange Apprentice Training Center. The Group also makes use of platforms such as Coursera and Open Classroom to enable employees to develop their skills independently.

Supplying its customers with the best connectivity is key to Orange’s strategy. Several innovations are currently being developed or tested which are likely to provide solutions in the coming years to improve connectivity, achieve the "Net Zero Carbon by 2040" commitment, develop new services and improve the quality of service provided to our customers.

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5G technology enables improved connection speed to mobile services, with average speeds 3 to 4 times faster than 4G thanks to 5G smart antennas installed on existing 4G sites (see section 1.5.1 Access networks). 5G is also more energy efficient than 4G, making it an essential lever for the Group to achieve its commitment to be "Net Zero Carbon by 2040." From 2023, when the new 5G Stand Alone (SA) core networks are installed, Orange will be in a position to offer lower latency and network slicing by allocating certain network slices to cover critical usage or specific needs. In 2021, Orange continued the preparatory tests for the implementation of the 5G SA technical infrastructure in European countries during 2022.

For the general public, 5G will promote the development of even more interactive, immersive and contextualized experiences for learning, working, communicating, playing and improving daily lives. Its technical performance also makes 5G a lever for business competitiveness and regional development. Combined with other technologies like edge computing, artificial intelligence and the Internet of Things, 5G will open up a host of opportunities including the optimization of production processes and better support for isolated workers during maintenance operations. Advances are also expected in the health sector, for the management and monitoring of patients, and in the area of connected mobility. This will offer alternatives to travel, thereby cutting CO2 emissions. In the area of decentralized renewable energies such as wind and solar power, it will make it possible to adapt production to demand in real time and improve remote maintenance of production sites. Through the Orange 5G Lab initiative launched in 2021, Orange is proposing a true mesh of nine sites in Europe to help economic players better understand the opportunities, value and utility of 5G. More than 70 companies have received support in order to test uses.

In 2021, Orange continued the deployment of dedicated IoT networks in Europe, LoRaWAN® and LTE-M to best meet customers’ connectivity needs. In the B2C market, Orange has enhanced its "Protected Home" remote surveillance offer in France and launched a service in Spain that allows users to monitor their homes using a high-resolution Wi-Fi camera and a mobile application. In the B2B market, Orange also offers two turnkey solutions, "smart tracking" and "smart office," in order to continue to support companies and local authorities in the democratization of IoT uses.

In 2021, Orange launched several initiatives to realize its vision for the future of networks. In particular, the Group rolled out Pikeo, an experimental 5G SA network in Lannion, France, which is Cloud native and 100% software-based. This network is also based on the Open RAN technology that Orange is working on. It will serve as a model for the next generation of more efficient and self-adaptive networks that will enable Orange to offer the best quality of service in every situation, thanks to the contributions of AI and data, and to move toward a more autonomous network ("zero touch network," minimizing human intervention).

Orange is also committed to the rollout of Open RAN: the first test and integration center dedicated to this technology opened in November 2021 on its premises in Châtillon (Hauts-de-Seine). Finally, the Group has entered into a partnership agreement with Google Cloud around data, AI, Cloud and edge computing, and will open, on the same site that opened in 2021, the first Edge Computing Lab to implement and test end-to-end edge computing services leveraging Orange’s 5G performance.

For the environment, Orange is one of the sector’s pioneers, with its green network approach already going back several years. The Green ITN program, which has already reduced the Group’s energy consumption linked to network and information system operations (see Section 4.2.2.1 Network energy consumption), continues under the Engage 2025 strategic plan. It relies in particular on the energy efficiency of 5G and the eco-design of Data centers, as well as the use of data and AI, to further reduce energy consumption caused by network elements. In 2021, Orange opened the Padus Lab, a new generation of lab that addresses the energy efficiency challenges of future networks and Data centers. Orange’s commitment to green networks is also reflected in the purchase of renewable energy. In 2021, Orange signed several new power purchase agreements (PPAs), multi-year contracts for the purchase of electricity produced by solar or wind farms, in France.

For sustainable innovation, Orange reduced the environmental impact of SIM cards by deploying a new version Group-wide that requires half the volume of plastic backing of previous cards and can accommodate two chips rather than just one. This approach is further illustrated by the use of fully recycled plastic for the manufacture of Eco-SIM cards. All 26 Orange Group countries launched this new format in 2021, including Orange France at the end of the year. In order to encourage the reduction of the environmental impact of products, together with other European operators, Orange has launched the Eco Rating, a new classification index for cell phones. This labeling helps consumers identify and compare the most environmentally friendly cell phones. The Eco Rating will also encourage suppliers to reduce the environmental impact of their products.

Orange supports and wishes to systematize an eco-design and circular economy approach as part of its active approach to its CSR commitment throughout the life cycle of its handsets and networks. Neva leaf, launched in France in August 2021, is a repairable smartphone, designed to last longer and offered at an affordable price. In networks, the OSCAR program, which aims to put the circular economy at the heart of the Group’s networks and infrastructures, has taken concrete form with the conclusion of agreements with network equipment vendors to increase the use of reconditioned equipment.

Orange’s research and innovation activities are conducted within the framework of an Open Innovation strategy to capture trends, find original solutions and benefit from the Group’s partners’ skills and contributions.

This is reflected in a number of developments:

−    Orange signed nearly 78 research contracts with the world’s top University research centers between 2019 and 2021, and has also set up three joint laboratories: one with INRIA on the virtualization of network functions, one on antennas with the University of Nice and one with the University of Grenoble-Alpes on health. It is also involved in the b<>com Institut de Recherche Technologique, and is contributing to 58 national and European cooperative projects, including through its involvement in seven competitiveness clusters (including the chair of the Images & Réseaux cluster) as part of a network of more than 158 industrial and academic stakeholders. Orange also funds five research chairs, including one with Institut Mines-Télécom on the values and policies of personal data;

−    Orange is also involved in several research projects in France (Quantum@UCA, ParisRegionQCI) and in Europe (EuroQCI) around quantum communication networks with numerous academic, industrial and start-up partners;

−    many start-ups benefit from Orange’s support through a number of schemes, including the Orange Fab program, which offers programs to accelerate and internationalize start-up businesses in 19 countries. The Group also supports women start-up creators, with #FemmesEntrepreuses and Women Start (launch of season 3 in 2021), as well as the best positive impact technology projects in Africa and the Middle East with the Orange Prize for Social Entrepreneurship in Africa and the Middle East (known by its French acronym POESAM). It is also part of various global networks and events, including the Business France and French Tech networks;

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−    lastly, Orange has an active policy of forming strategic partnerships with leading industrial players worldwide, which allows it to enhance its portfolio of products and services and open itself to new ecosystems.

1.6.2      Intellectual Property and Licensing

The Intellectual Property and Licensing Department protects, manages and adds value to Orange’s patent portfolio, which is one of the Group’s intangible assets; it also derives value from software. It is an asset that sets Orange apart from its academic and industry partners. Its role is also to defend the Group’s interests in the event of disputes involving intellectual property.

At December 31, 2021, the Orange group had a portfolio of more than 9,000 patents or patent applications in France and abroad protecting its innovations. To maximize their value, some patents are licensed through patent pools for patents pertaining to industry standards (e.g. NFC, MPEG Audio, WiFi, HEVC, 5G). Value maximization also concerns software such as engineering tools for the mobile network.

In 2021, 204 new inventions were patented, including major technical contributions to standardization (5G, coding, video, etc.). These inventions mainly come from the Group’s Innovation Research Centers in France and abroad. In France, Orange is ranked 11th in the INPI 2020 ranking, ex-aequo with L’Oréal* (source: INPI 2021, ranking of the top 50 patent applicants). Orange is the only telecom operator among the largest French filers, and ranks ninth among the top 10 of large French companies.

1.6.3      Capital-investissement

As a keen major financer of innovation in information technology, over the last 15 years the Orange Group has committed more than 750 million euros to this area via two main and complementary channels of investment:

−    Orange Ventures, wholly owned by the Group: at the end of 2020, Orange strengthened its venture capital activity by creating Orange Ventures, a new company with a budget of 350 million euros. That makes it one of Europe’s 10 largest corporate venture capital funds. Orange Ventures invests in fast-growing companies in Orange’s established business areas such as connectivity, cybersecurity, digital enterprise and innovative financial services, as well as in new areas that the Group is exploring, such as e-health.

With offices in Paris and Dakar, Orange Ventures supports start-ups at all stages of their development, from the seed stage in Africa and the Middle East, to more mature phases in Europe and the United States, with unit investments of up to 20 million euros per round of fundraising.

For Orange, Orange Ventures serves to promote the emergence of future technological champions helping drive the transition to an increasingly digital and responsible world in the service of the greatest number in order to share their innovation capabilities with the Group’s 271 million customers worldwide.

To that end, Orange Ventures innovates by envisioning flexible and optional, but nevertheless highly structured processes for creating synergies between Orange and start-ups. Orange Ventures aims to match the financial performance of the best venture capitalists, and will make its investment decisions independently. The 20-strong Orange Ventures team has been strengthened with acknowledged experts from the world of venture capital. It has assumed the management of the Orange Digital Ventures portfolio, launched in 2015.

−    Investment funds run by management companies outside Orange. These invest in accordance with investment theses that meet the requirements associated with Orange’s strategy and activities. As well as generating a profit, these investments aim to sustain the Group’s Open Innovation approach, forge strategic, technological and/or commercial partnerships, and enhance the Group’s image within the innovation ecosystem and with its customers and other stakeholders. Since this year, they have also helped respond to new challenges, particularly Orange’s commitment to be Net Zero Carbon by 2040. Over the last 15 years, the Group has committed more than 400 million euros of investment as follows:

-      the Iris Venture IV and Iris Next funds and the three Orange Publicis Ventures funds (Growth, Global and Early-Stage), created within the framework of a partnership with the Publicis group, and managed by Iris Capital Management in which the Group is also involved at governance level,

-      the Raise Investissement, Raise Ventures and Raise Seed for Good funds, run by the management company of the Raise group, whose philanthropic approach is creating a virtuous ecosystem founded on a benevolent economy,

-      several "thematic" funds, including Robolution Capital, managed by 360 Capital Partners and focused on robotics, Ecomobility Ventures, managed by Idinvest Partners and focused on digital and sustainable mobility, Digital Health 2, managed by LBO France and focused on digital health, Venture Reality Fund 2, managed by VR Fund 2 Partners and focused on augmented reality, and Move Capital, managed by Kepler Cheuvreux Invest and focused on European B2B technology companies,

-      two funds focused mainly on investments in Africa: Partech Africa, managed by Partech Partners, and the French African Fund (FFA), managed by AfricInvest,

-      two seed capital funds, Paris-Saclay Seed Fund and Seedcamp IV,

-      the LAC 1 fund managed by Bpifrance, a fund of listed assets whose main decision-making centers are located in France,

-      two natural capital funds, partly involving co-investing in the Livelihoods Carbon Fund 3 fund, advised by Livelihoods Venture, and partly involving the design and creation of an innovative fund called Orange Nature, in which Orange is the sole investor. Management of Orange Nature has been entrusted to leading sustainable finance specialist Mirova, a subsidiary of Natixis Investment Managers. Both these investments aim to fund carbon capture and storage projects, with payment in the form of high-quality carbon credits.

In 2021 and January 2022, there was significant activity with six new investments: the creation of the Orange Nature fund and investment in the Iris Venture IV, Move Capital, Livelihoods Carbon Fund 3, Raise Seed for Good and Venture Reality Fund 2 funds, as described above.

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1.7     Regulation of telecommunication activities

In the countries where it operates, the Orange group must comply with various regulatory obligations governing the provision of its products and services, primarily relating to obtaining and renewing telecommunication licenses, as well as oversight by authorities seeking to maintain effective competition in electronic communications markets. Orange also faces specific regulatory constraints in some countries due to its dominant position in the relevant markets. The risks linked to the regulation of the electronic communications sector are described in Section 2.1.2 Legal risks.

1.7.1      European Union

1.7.1.1     Legal and regulatory framework

The European Union has laid down a common legal framework aimed at harmonizing the regulation of electronic communications. It is binding on the Member States and must be implemented by the National Regulatory Authorities.

The general legal framework of the European Union has been amended by the European Electronic Communications Code, which came into force on December 20, 2018. It revises and combines four main directives deriving from the 2002 Telecom Package on:

−    a common regulatory framework for electronic communications networks and services;

−    the authorization of electronic communications networks and services;

−    access to and interconnection of electronic communications networks and associated facilities;

−    universal service and users’ rights relating to electronic communications networks and services.

Furthermore, Regulation (EC) 1211/2009 of November 25, 2009, canceled and replaced by Regulation (EU) 2018/1971 of December 11, 2018, implemented the Body of European Regulators for Electronic Communications (BEREC).

This legal framework is supplemented by sector-based texts (international roaming, open Internet, etc.) as well as broader texts aimed at the European digital ecosystem (protection of privacy, etc.).

1.7.1.2     Main community texts in force

The European Electronic Communications Code

The European Electronic Communications Code (Directive (EU) 2018/1972) came into force on December 20, 2018. The Member States then had 24 months to transpose it into national law. However, due to the health crisis, the transposition has not yet been completed in certain countries, particularly in Orange’s European countries.

The Code includes a regulatory objective to support the deployment and adoption of very high-connectivity networks - in line with Orange’s wish to see regulatory objectives redirected toward support for investment.

In addition, the rules governing access obligations imposed on operators with significant market power have been positively adjusted in relation to the previous framework:

−    access obligations should better target only the relevant fixed access infrastructure so as to address competition issues in the retail market;

−    the Code promotes co-investment in very high-connectivity networks. If an operator in a dominant position makes a co-investment offer that complies with certain provisions, it could be exempted from remedies related to its dominant status. Only co-investors will have access to the full capacity of these networks. The other operators will be able to enjoy the same quality of wholesale access as they did before the rollout of these networks. National regulators will need to secure approval from the European Commission for such measures;

−    the Code also favors the wholesale operator model - not present in the retail market - by exempting it from certain remedies, even in cases of market dominance.

In addition, obligations for access to fixed access infrastructure serving subscribers may be imposed symmetrically on all operators when it is not technically feasible or economically reasonable to replicate such infrastructure. These obligations are subject to a joint veto by the Commission and BEREC.

Concerning the allocation of radio spectrum needed for mobile services, the Code reinforces European rules aimed at improved harmonization and cooperation between Member States, including the minimum 20-year visibility of spectrum licenses. The implementation and in particular the allocation of spectral capacity remains a national affair with only light supervision from Europe. Provisions facilitating the deployment of "small-area wireless access points" and the availability schedule of the 5G spectrum were also adopted.

With respect to the regulation of communication services, most of the obligations intended to protect end-users are for Internet access service and services using public numbering plan resources, independently of the service provider. Other services, such as interpersonal communication services independent of the numbering plan and signal transport services are only subject to a limited number of obligations.

However, regulation of the competitive markets for intra-European calls and SMS has been introduced with the Code through Regulation (EU) 2018/1971 of December 11, 2018, imposing a cap of 19 -euro cents/minute and 6 -euro cents/SMS, applicable since May 15, 2019.

Concerning universal service obligations, the Code abandons the principle of telephone service provision and calls on Member States to ensure the availability of affordable Internet access service, upholding the principle of potential designation should Member States consider that the market does not provide such services under said conditions, but increasing the burden of proof for Member States. The system of financing the universal service remains in the hands of the Member States, with coverage from public funds or from a fund financed by the sector. In addition, the Code opens the door to an extension of universal service obligations to include the supply of affordable mobile services.

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The Code and its associated regulation on changes in BEREC’s responsibilities and governance do not create a European regulator. However, the Code does adopt the principle of full standardization of the rights of end-users, subject to exceptions, and strengthens the control exercised by the European Commission over access regulation and over the spectrum.

To help national regulators implement the Code, and as provided for within it, BEREC has put most of its guidelines out for consultation and published some of them in 2020 and 2021.

Harmonization of analyses of relevant markets

On December 18, 2020, the European Commission published a new recommendation identifying two relevant product and service markets for which National Regulatory Authorities should carry out market analyses that may lead to the implementation of ex-ante regulation:

−    market 1: wholesale provision of local access at a fixed location (formerly market 3a/2014 of recommendation 2014/710/EC);

−    market 2: wholesale provision of high-quality access at a fixed location (formerly market 4/2014 of recommendation 2014/710/EC).

Call termination rates

The Code provides that fixed and mobile call termination rates will cease to be determined by National Regulatory Authorities but will be determined by the European Commission for all countries of the European Economic Area. This provision concerns European operators for calls terminating in a European country.

In this context, on April 22, 2021 the European Commission published Delegated Act 2021/654 determining call termination rates:

−    fixed call termination is set at 0.07-euro cents per minute. As exceptions, certain countries have the possibility of charging higher prices until the end of December 2021 (notably Poland, Belgium, Luxembourg, Romania and Slovakia);

−    mobile call termination is set at 0.2-euro cents per minute. However, a glide path is planned until the end of 2023: the maximum call termination rate for countries with rates above 0.2-euro cents per minute is 0.7-euro cents per minute in 2021, 0.55-euro cents per minute in 2022 and 0.4-euro cents per minute in 2023. Spain was able to maintain its mobile call termination rate of 0.64-euro cents per minute in 2021, as it is below the cap of 0.7-euro cents per minute.

The Delegated Act entered into force on July 1, 2021.

-  Change in Orange’s mobile voice call termination rates in Europe (in euro cents per minute)

	2021(1)	2022	2023	from 2024 on
France	0.70	0.55	0.40	0.20
Spain	0.64
Poland	0.70
Belgium
Romania
Slovakia

Source: Delegated act (EU) 2021/654.

(1)   Tarifs into force since July 1st 2021.

-  Change in Orange’s fixed voice call termination rates in Europe (in euro cents per minute, except Poland)

	2021(1)	from 2022 on
France	0.070	0.070
Spain	0.070
Poland (2)	0.005
Belgium	0.093
Romania	0.078
Slovakia	0.078

Source: Delegated act (EU) 2021/654.

(1)   Tarifs into force since July 1st 2021.

(2)   Tariff in zloty for 2021, equivalent to 0,111cent€/min as per the EC delegated regulation project published on 18 Decemember 2020.

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International roaming

Regulation (EU) 2015-2120 of November 25, 2015 [17], which aims to eliminate surcharges for international roaming within the European Union, and Regulation (EU) 2017/920 of May 17, 2017, which lays down the rules for wholesale roaming markets [18]:

−    impose, in the context of fair usage, the alignment of international roaming retail prices with national prices for intra-European communications (voice, SMS and data) from June 15, 2017;

−    expand, for customers using their cellphones outside the EU, pricing transparency requirements and bill shock prevention measures for European operators;

−    grant a regulated right of access to European roaming services for MVNOs and resellers, and sets new caps on wholesale markets:

-      voice: 0.032 euros excl. VAT per minute,

-      SMS: 0.01 euros excl. VAT per SMS,

-      data (price excl. VAT): 3.5 euros per GB in 2020, 3.0 euros per GB in 2021 and 2.5 euros per GB until July 1, 2022.

Suppliers of mobile services subject to the regulation on the pricing of intra-European roaming may apply a reasonable usage policy to their customers in terms of the consumption of these services in order to prevent abnormal or excessive use. Despite this option, in special and exceptional circumstances, when the supply of intra-European roaming at the national price threatens the viability of the supplier’s national pricing model, they can ask the national regulator for authorization to bill additional charges for the use of intra-European roaming, which are limited to the caps on wholesale roaming prices.

On February 24, 2021, the European Commission presented a draft new roaming regulation which envisages a further gradual reduction in wholesale prices until 2032 as well as quality of service obligations. The current regulation, adopted in 2017, expires on June 30, 2022. An agreement between members of the European Parliament and the Council Presidency was made public on December 9, 2021 to extend the "Roam like at home" scheme by ten years. Under the agreement, wholesale caps will gradually decrease from 2 euros per GB on July 1, 2022 to 1 euro per GB in 2027. The formal adoption of this text by the Parliament is expected in the first quarter of 2022, with a probable entry into force on July 1, 2022.

Regulation of the open Internet

The TSM Regulation has introduced rules to ensure an open Internet within the European Union. Article 3.3 of the TSM states that in the provision of Internet access services, providers shall treat traffic equally and without discrimination, restriction or interference, irrespective of sender and recipient, the content consulted or broadcast, the applications or services used or provided, and the terminal equipment used. It is up to the Member States to adapt their national law to comply with this provision.

On April 30, 2019, the European Commission published a report on the implementation of the net neutrality component of the TSM Regulation. The Commission, in the light of market developments, concluded that the principles of the Regulation are appropriate and that they effectively protect end-users by promoting the Internet as a driver of innovation. The Commission pointed out that operators have correctly applied the regulation governing net neutrality and that national regulators have imposed very few fines. It does not propose any amendments to this Regulation.

On the basis of that report, BEREC published a new version of its guidelines in June 2020, clarifying certain points:

−    the scope of the regulation is limited to the part between the interconnection and the customer-side network termination point, thus leaving the terminal equipment outside the scope when it is located beyond that termination point;

−    the possible compatibility of 5G slicing technologies with the regulation.

Protecting personal data

The European Commission wishes to replace the sector directive No. 2002/58/EC of July 12, 2002 on "Privacy and Electronic Communications," known as e-Privacy. The project, which dates from 2017, establishes rules to protect the privacy of online communications and the use of electronic communications data (metadata). It introduces a level of fines that is aligned with the General Data Protection Regulation (GDPR), which came into force in 2018 [19], and maintains the regulatory asymmetry between telecom operators and digital actors (OTT service providers) regarding metadata collection.

However, the e-Privacy regulation project is made less urgent by the fact that the Code has extended the scope of application of the confidentiality of communications to OTT services, and that the GDPR has strengthened the methods used to collect consent and the regime of sanctions to which the 2002 Directive refers. Moreover, the lack of political agreement on the new text makes its approval uncertain.

Regulation of platforms

Regulation (EU) 2019-1150 promoting fairness and transparency for businesses using online intermediation services was adopted on June 20, 2019 and has been applicable from July 12, 2020. It aims to ensure rules for a fair, transparent and predictable trading environment for businesses and vendors on online platforms. This regulation is applicable to telecommunication operators offering Internet television services (IPTV), provided that conditions are imposed on the streaming provider.

Digital Services Act and Digital Market Act

On December 15, 2020, the European Commission published two pieces of legislation: an update of the e-Commerce Directive [20], known as the Digital Services Act (DSA), and a Regulation to combat the role of large online platforms, known as the Digital Market Act (DMA). These two texts were adopted by the European Parliament on January 20, 2022 and December 15, 2021, respectively.

The DSA amends and updates the obligations of intermediaries connecting consumers with goods, services and content. For telecom operators, the DSA brings in very limited changes in relation to the e-Commerce Directive (introduction of a one-stop shop and a limited transparency declaration obligation).

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For its part, the DMA ushers in an ex-ante regulatory framework for online platforms acting as gatekeepers, and also gives powers to the European Commission to conduct market investigations. Telecom operators are outside the scope of the regulation.

NGA Recommendation

The European Commission launched a consultation in July 2020 on the revision of two recommendations impacting fiber regulation: the 2010 Recommendation [21] on next generation access, which promotes a consistent approach to access obligations imposed by national regulators operators in dominant positions, and the 2013 Recommendation [22] on cost methodologies and non-discrimination rules for wholesale Next Generation Network access prices and economic replicability tests. Some of the content of these recommendations is included in the access requirements under the Code.

1.7.2      France

1.7.2.1     Legal and regulatory framework

Legal framework

The electronic communications sector is mainly governed under national law by the French Postal and Electronic Communications Code (CPCE), as well as by legal provisions relating to electronic commerce, the information society, consumer protection and the protection of personal data, which must comply with European directives.

France transposed the European Telecom Package, as amended in 2009, via a government order dated August 24, 2011 and a Decree dated March 12, 2012 for the implementing regulations.

The European Code was transposed by order 2021-650 of May 26, 2021 and implementing decrees 2021-1136 of August 31, 2021 and 2021-1281 of September 30, 2021, with the exception of the provisions relating to universal service (see below) and the obligations relating to geographical surveys of network coverage, which were transposed by the DDADUE law of December 3, 2020 implementing various provisions of the law of the European Union in economic and finance matters. Some provisions on the consumer side are also awaiting final regulations.

The audiovisual communication services produced or distributed by the Orange group come under the specific regulations governing this sector and are governed by law No. 86/1067 of September 30, 1986 on the Freedom of Communication.

Regulatory Authorities

The Postal, Electronic Communications and Media Distribution Regulatory Authority (Arcep) is an independent administrative body created by the law of July 26, 1996 and is in charge of the nationwide regulation of the electronic communications and postal sectors and press distribution. Within the electronic communications sector, Arcep’s main missions are to define regulations for operators present in the markets in question. It has powers to sanction non-compliant operators and can rule in particular on disputes between operators over technical and pricing conditions for network access and interconnection. Arcep also allocates spectrum and numbering resources. Finally, it determines the size of contributions to fund the universal service obligation and oversees the mechanisms for delivering this funding.

The French Competition Authority is an independent administrative authority responsible for ensuring open market competition and compliance with public economic policy. It has jurisdiction over all business segments, including the electronic communications sector. It has sanction powers for anti-competitive practices, as well as consultative powers. It is also responsible for overseeing mergers and acquisitions.

The ANFr (Agence nationale des fréquences - French national frequency agency) is responsible for planning, managing and controlling the usage of radio spectrum and for coordinating the establishment of certain radio transmission facilities. The frequency spectrum is divided between eleven controlling authorities: public administrations, Arcep and the French Broadcasting Authority (CSA). Arcep and the CSA are in turn responsible for allotting to users the spectrum they control.

The CSA (Conseil Supérieur de l’Audiovisuel) is an independent administrative body created by the law of January 17, 1989. It is tasked with protecting the freedom of audiovisual communication in accordance with the law of September 30, 1986. Pursuant to law no. 2021-1382 of October 25, 2021 on the regulation and protection of access to cultural works in the digital age, this authority merged on January 1, 2022 with Hadopi (High Authority for the dissemination of works and the protection of rights on the Internet) created in 2009. The new Authority is called ARCOM (Autorité de régulation de la communication audiovisuelle et numérique; "Regulatory authority for audiovisual and digital communication").

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1.7.2.2     Regulation of mobile telephony

Spectrum

Main Orange spectrum allocations in mainland France

700 MHz	Authorization granted in December 2015 for 10 MHz duplex for 20 years (use between 2015 and 2035).
800 MHz	Authorization granted in January 2012 for 10 MHz duplex for 20 years for the deployment of very high-speed mobile broadband (2012-2032).
900 MHz	Renewal in December 2018 of the 8.7 MHz duplex authorizations for 10 years (2021-2031).
1,800 MHz	Renewal in December 2018 of the 20 MHz duplex authorizations for 10 years (2021-2031).
2.1 GHz	Renewal in December 2018 of the 14.8 MHz duplex authorizations for 10 years (2021-2031).
2.6 GHz	Authorization granted in October 2011 for 4G services for 20 MHz duplex for 20 years for the deployment of very high-speed mobile broadband (2011-2031).
3.4-3.8 GHz	Authorization issued in November 2020 to use a 90 MHz spectrum block (3710-3800 MHz) in time-division duplexing (TDD) mode for a period of 15 years (2020-2035), with a possible extension of 5 years.

NB: This spectrum is technologically neutral for those granted since May 2011, or since May 2016 for those granted earlier, and Arcep may not oppose any request for neutralization.

The New Deal

The agreement signed on January 14, 2018 between the government, Arcep and the four mobile operators (Orange, SFR, Bouygues Telecom and Free Mobile) to ensure better mobile coverage of the country, and particularly rural areas, resulted in the modification, at the request of operators, of authorizations for 900 MHz, 1800 MHz and 2.1 GHz spectrum bands to include commitments for better coverage in the form of obligations, and the launch of a 10-year reassignment procedure of those spectrum bands, without auctions and with stable fees.

By decision of Arcep of July 3, 2018 (Decision No. 2018-0682), the coverage commitments under the New Deal (see below) for the period prior to 2021 apply with immediate effect under the amended authorizations. The obligations and commitments made by the operators beyond 2021 were included into the new authorizations granted in December 2018 (Decision No. 2018-1392) for 10 years from the expiration of the previous authorizations.

5G

3.4-3.8 GHz band in metropolitan France

At the end of the procedure for the allocation of 5G spectrum in the 3,490-3,800 MHz band, the frequency use authorizations issued by Arcep came into effect on November 18, 2020. The spectrum allocated to Orange is in the 3710-3800 MHz band, i.e. a block of 90 MHz in time-division duplexing (TDD) mode. The spectrum is allocated for 15 years, with the possibility of a five-year extension if the licensee agrees to the terms of the extension. The total price of the spectrum allocated to Orange is 854 million euros. Its payment is spread over 15 years for the 350 million euros for the 50 MHz block obtained at the reserve price in return for optional commitments, and over 4 years in the amount of 504 million euros for the 40 MHz block obtained during the main auction phase.

The obligations are as follows:

−    the rollout of sites (3,000 sites by the end of 2022, 8,000 by the end of 2024 and 10,500 by the end of 2025), of which 25% of those rolled out by the end of 2024 and the end of 2025 must be located in rural areas or industrial areas outside of very densely populated areas;

−    widespread availability of a 5G service at all sites by the end of 2030, an obligation that may be met either with the 3.4-3.8 GHz band or another band;

−    the provision of a speed of at least 240 Mbps per sector from 75% of sites by the end of 2022, 85% of sites by the end of 2024, 90% of sites by the end of 2025, and 100% of sites by the end of 2030;

−    coverage of the main highways by the end of 2025, major roads by the end of 2027;

−    the provision of differentiated services and the activation of the IPv6 (Internet Protocol version 6) network protocol.

In addition, the optional commitments made by Orange became obligations in the authorization issued:

−    from the end of 2023, Orange will have to provide a fixed offer from sites using the 3.5 GHz band and a fixed offer to cover premises that benefit from fixed access radio network services;

−    Orange will have to meet reasonable requests for the provision of services from private sector companies and public sector structures, provide indoor coverage, offer hosting for mobile virtual network operators (MVNOs) and be transparent about network failures and planned rollouts.

26 GHz band

The government and Arcep called for the creation of experimentation platforms by way of an open window in January 2019. In this context, Orange has obtained temporary authorizations for the Chatillon campus and for a project with the SNCF (French Rail) at the Rennes station. In addition, Orange is deploying experiments outside the previous framework, notably in Dijon and at the Orange Velodrome in Marseille, in order to explore the technical and service prospects of this band.

Allocations overseas

Auction procedures are underway in Réunion and Mayotte. They relate to the 700 MHz and 3.4-3.8 GHz bands in Réunion and the 700 MHz and 900 MHz bands in Mayotte. Arcep has published the results of the main phase. Orange has obtained:

−    100 MHz in the 3.5 GHz band and 10 MHz in the 700 MHz band in Réunion;

−    10 MHz in the 700 MHz band in Mayotte.

Spectrum use authorizations have a term of 15 years, with a possible extension of 5 years.

Arcep has published the public consultations on the draft decisions concerning the spectrum allocation (700 MHz, 900 MHz, and 3.4-3.8 GHz) in Guadeloupe, Martinique, Saint-Martin and Saint-Barthélemy.

On January 10, 2022, Arcep published the public consultation on the draft decisions concerning the allocation of 700 MHz and 3.4-3.8 GHz frequencies in Guyana.

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Mobile coverage

The New Deal

Under the New Deal, operators are committed to:

−    expanding the coverage of metropolitan France by way of the "targeted coverage scheme, making it possible for each operator to cover 5,000 new areas (most of which are shared between operators), replacing the existing programs ("town center dead zones," "800 strategic sites" and the "France Mobile" program), which will now be fully paid for by the operators;

−    generalizing access to very high-speed broadband by introducing 4G with a power rating in excess of 5W to all their own mobile sites by the end of 2020, and to 75% of the sites in the "town center dead zones" program by the end of 2020, upping this to 100% by the end of 2022;

−    accelerating the coverage of transport routes, so that the main highway and rail routes have 4G coverage. The agreement also includes provisions on coverage in regional trains;

−    improving coverage inside buildings, with two components: progressive availability of voice and SMS services via WiFi with the goal of enabling 80% of our customers who own a compatible handset to benefit from these services by the end of 2019; and marketing of an offering allowing public companies and individuals who so request to obtain improved multi-operator indoor coverage of their buildings at a reasonable rate;

−    improving reception quality throughout the country, and particularly in rural areas. The new performance standard applied to operator obligations will be that of "good coverage" defined as the "ability to be able to call and text SMS outside of buildings in most cases and within buildings in some cases".

These obligations were written into their current authorizations and in the newly allocated 900 MHz, 1,800 MHz and 2.1 GHz band authorizations for ten years.

Obligations to deploy and provide 4G coverage in metropolitan areas including that resulting from the New Deal

(as a % of the population)	Jan-17	Oct-19	Dec-20	Jan-22	Dec-22	Oct-23	Jan-24	Dec-25	Jan-27	End-2030
Regional rail network (coverage inside trains in each region as a % of track)									60%	80%
Regional rail network (national coverage inside trains as a % of track)				60%					80%	90%
Regional rail network (national coverage alongside tracks as a % of track)								90%
Priority highways (as a % of highways out of car)			100%
Priority highways (as a % of highways from inside vehicles)				100%
Town centers in the "dead zones" program (1)			75%		100%
In the priority deployment area (2) with very high-speed mobile broadband service (3)	40% (800 MHz)			90% (800 MHz) 50% (700 MHz)					92% (700 MHz)	97.70% (700 MHz)
In each French department							90%		95%
Across the entire mainland France area		60%				75%			98%	99.60%

(1)   1% of the population and 3,300 town centers.

(2)   18% of the population, 63% of the country.

(3)   An operator has met its obligation to provide a very high-speed mobile broadband service when the equipment deployed enables a theoretical peak speed of 60 Mbps.

Additionally, operators are obliged to provide a mobile radiotelephone service under the "good coverage" conditions set out by Arcep to 99.6% of the population by March 2024 at the latest, and to 99.8% by March 2028.

Arcep opened a sanctions procedure against Orange in June 2019 covering all the obligations laid down in the New Deal.

At end-December 2021, Orange’s 4G coverage was 99.0% of the population and 93.0% of the country.

Infrastructure sharing

The New Deal agreement contains clauses relating to the pooling of networks, including active sharing where all four operators are present on a site as part of the targeted coverage arrangements. A mobile site sharing contract was signed in July 2019 between the four network operators for the deployment of 4G on sites destined to be actively shared. This agreement is gradually being implemented for the sites of the "Town center dead zones" program and the new sites to be deployed as part of the New Deal’s targeted coverage scheme.

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Arcep has issued an opinion validating an amendment to the roaming agreement between Free Mobile and Orange in mainland France, which extends the national roaming termination period until December 31, 2022, while maintaining the maximum upload and download speeds that roaming customers can reach at 384 Kbps. On December 15, 2021, the French Council of State rejected requests by SFR and Bouygues Telecom to overturn Arcep’s opinion.

1.7.2.3     Regulation of fixed telephony, and very high-speed broadband Internet

Regulatory framework

Adoption by Arcep of the new fixed broadband and very high-speed broadband market analysis framework for the 2021-2023 period

On December 17, 2020, Arcep adopted new decisions within the framework of analyses of the fixed broadband and very high-speed broadband markets for the 2021-2023 period.

They define, on the one hand, the asymmetric regulation [23] of the fixed broadband and very high-speed fixed broadband markets:

−    a separate civil engineering contract;

−    market "3a," passive offers;

−    market "3b" for activated mass market offers;

−    market "4" for specific activated B2B offers.

Arcep has also adopted a decision aimed at completing the framework for symmetrical fiber regulation applicable to all operators operating FTTH networks, as well as a recommendation clarifying the application of this framework. Lastly, Arcep adopted a decision setting a price framework for access to Orange’s local copper loop.

The regulatory changes focus on three key objectives: support the switch from the existing copper network to fiber, continue pro-investment regulation to make the FTTH network the new benchmark for fixed infrastructure, and boost the B2B market.

Existing regulatory framework for the regulation of wholesale offers for the 2021-2023 period

"Civil engineering" market analysis Decision No. 2020/1445 defines a new relevant market for all civil engineering infrastructure for network rollout, and designates Orange as the operator exercising significant influence. As such, Orange must grant reasonable requests for access to its civil engineering infrastructure (optical local loop offer) and associated resources and services (SAN/OAN hosting offer and LFO offer).

"3a" market analysis Decision No. 2020/1446 redefines the relevant market for access to copper and fiber local loop networks (to take into account the new "civil engineering" market) and designates Orange as the operator exercising significant influence. As such, Orange must grant reasonable requests for access to its copper local loop network and the associated resources and services (unbundling offer). Orange must also grant, in very dense areas, reasonable requests for connection to its FTTH network from companies located in buildings not yet covered by FTTH. This obligation only applies to Orange, unlike the rest of the regulatory framework for the pooling of FTTH networks.

"3b" market analysis Decision No. 2020/1447 maintains the relevant market for activated access ("bitstream") to copper and fiber networks for mass market customers and designates Orange as the operator exercising significant influence. As such, Orange must grant reasonable requests for activated access to its copper network (DSL access and bitstream offer).

"4" market analysis Decision No. 2020/1448 maintains the relevant market for high-quality activated access to copper and fiber networks for the B2B market and designates Orange as the operator exercising significant influence. As such, Orange must grant reasonable requests for high-quality activated access to its copper and fiber networks (DSLE offer/FTTO offers).

These decisions impose on Orange obligations of transparency, non-discrimination, quality of service, publication of reference offers, price control and accounting separation.

Changes in the current regulatory framework for the regulation of FTTH networks

Decision No. 2020-1432 supplements the symmetrical regulatory framework for the pooling of FTTH networks, notably by extending obligations that until now only applied to Orange to all infrastructure operators. Under the new decision, infrastructure operators must notably offer on their FTTH networks an offer with a recovery time guarantee (RTG) of ten hours and an RTG offer of four hours for the B2B market, possibly including an adapted architecture (FTTE). This new decision also specifies the obligations related to rollout (in particular for new buildings or buildings that can be connected on request and buildings without an address), reinforces the non-discrimination obligation (particularly with regard to information systems) and imposes an accounting reporting obligation.

The recommendation of December 8, 2020 clarifies a few additional points, in particular with regard to FTTE and the conditions for the renewal of co-funded usage rights.

Other regulatory provisions relating to fixed broadband and very high speed networks

On May 27, 2021, Arcep ruled on a dispute resolution request filed by Altitude concerning the amount of reimbursement for pole reinforcement/replacement operations carried out by third-party operators under the BLO Civil Engineering offer. Arcep arbitrated a flat rate refund of 300 euros (replacement or reinforcement) applicable from May 28, 2021 for all operators.

Management of FTTH rollouts

Commitments made by Orange in the AMII zone under Article L. 33-13

In early 2018, Orange formalized its proposed FTTH rollout commitments in nearly 3,000 municipalities under Article L. 33-13 of the French Postal and Electronic Communications Code. Orange proposed that it commits to ensuring that, within its FTTH deployment scope in the AMII area: (i) by the end of 2020, 100% of homes and professional premises would have access to FTTH sales offers (including a maximum 8% of premises connectable on demand, excluding refusals by third parties), and (ii) by the end of 2022, 100% of homes and professional premises would be made connectable (excluding refusals by third parties). These commitment proposals took into account the agreement reached at the end of May 2018 by Orange and SFR which led to Orange withdrawing from 236 municipalities to SFR’s benefit.

Commitments proposed by Orange (and by SFR) were accepted by the French government on July 26, 2018 [24].

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Calls for expressions of local commitments (AMEL) and "equity" deployments

In December 2017, the Government announced the launch of a procedure calling for shows of local commitments (AMEL) through which to identify operators wishing to deploy privately funded FTTH connections beyond the current AMII zone.

Orange proposed to make commitments with respect to Article L. 33-13 under AMEL for the French departments of Lot-et-Garonne, Vienne, Deux-Sèvres and Haute-Vienne. Arcep has issued a favorable opinion on Orange’s proposed commitments in these four departments.

Completeness of FTTH networks

Under the obligation of completeness imposed in Decision No. 2010/1312, all infrastructure operators must have made all housing and professional premises in the rear area of a pooling point connectable (except in cases of refusal) within a reasonable period (between two and five years depending on the reasons for the decision) from the deployment of the pooling point.

At the end of 2018, and again at the end of 2020 and end of 2021, Arcep issued Orange with formal notice to comply within one year with the completeness obligation for a list of pooling points (PPs) that had been in service for more than five years but had not reached the required completeness rate.

FTTH connection of premises

The General Directorate of Enterprises of the Ministry of the Economy and Finance launched a public consultation in December 2021 relating to complex connections (civil engineering infrastructure necessary on the conveyance segment before connection) in public initiative zones for which the government is considering providing a State subsidy.

Price framework for access to the copper local loop

On December 17, 2020, Arcep adopted Decision No. 2020/1493, which defines a price framework for full unbundling and bitstream DSL access for the years 2021 to 2023. It sets maximum rates:

−    for fully unbundled access, the monthly recurring rate is capped at 9.65 euros from 2021 to 2023;

−    for bitstream DSL access, the monthly recurring rate is capped at 13.13 euros in 2021, 13.37 euros in 2022 and 13.53 euros in 2023.

Closure of the copper network

Arcep’s decision no. 2020-1493 requires Orange to present its copper network closure plan at least six months before the announcement of the first commercial closure, and for this plan to be subject to public consultation. In accordance with this decision, Arcep has put Orange’s copper closure plan out to public consultation from February 7 2022 to April 4 2022 (see section 1.4.1 Business activities - France). At the same time, Arcep is consulting on a reduction in the tariff obligation in commercially closed areas, which could lead to an upward revision of the tariff for full unbundling.

Quality of service of wholesale offers for B2C and B2B markets

Following the opening of a sanctions procedure (Article L. 36-11 of the French Postal and Electronic Communications Code) in September 2018, Arcep issued Orange with formal notice in December 2018 requiring it to comply, from the first quarter of 2019, with certain indicators relating to production processes and after-sales service for all of the following offers:

−    mass market: unbundling, offers activated without a service reinstatement time guarantee (DSL access);

−    B2B market: LPT, copper access (DSLE, C2E, CELAN), optical access (CE2O, C2E, CELAN).

Regulation of fixed telephony

New round of market analysis

As part of its fifth round of analysis of the relevant fixed markets for non-residential customers for the 2018-2020 period, on December 21, 2017, Arcep adopted Decision No. 2017/1568, which restricts the obligation to formalize a wholesale offer for access to telephone service to the non-residential market only. Wholesale non-residential line rental rates are now governed by Decision No. 2018/1523 of December 5, 2018. The subscription caps are 12.32 euros per month for analog and 18.57 euros per month for digital, and that of the call origination collected at the Operator Connection Point associated with these subscriptions is 0.6958-euro cents per minute.

In July 2020, Arcep published a public consultation on the results of this market analysis and the outlook for the sixth round, for which it plans to set the proportion of the intensity of regulation in line with the challenges of a shrinking market, prioritize the migration of the switched telephone network (STN) directly to FTTH networks, and maintain a level playing field between Orange and alternative operators when the STN is closed.

Universal telephony service

Orange has not been a Universal Service Operator since November 27, 2020, when the last three-year designation period expired.

The transposition of the European Code leads to significant changes in the implementation of universal service by the Member States:

−    the Code extends the scope of universal service to include adequate broadband Internet access at a fixed location in addition to voice communications;

−    this service must be available and affordable, including for people on low incomes or with special social needs;

−    the designation of one or more operators as Universal Service Operator in all or part of the country becomes the exception. Such designation may only be made after analysis based on a geographical survey [25], which must demonstrate that there is evidence of market failure and that other public policy instruments implemented are ineffective.

At the request of the government, Arcep published an opinion on universal service on December 1, 2020 [26]. While reiterating that universal service intervention is now "only subsidiary," Arcep notes the full availability of fixed Internet access of at least 8 Mbit/s throughout the country, based on the offers of the various operators and the technological mix in use at the end of 2020.

The Directorate General for Enterprise launched a public consultation between October and November 2021, including the requirements that should be implemented for the broadband Internet component of the new universal service.

On the other hand, in its decision no. 2021/0644 of April 13, 2021, Arcep set the definitive assessment of the net cost of universal service and operators’ contributions for 2019.

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1.7.3      Spain

1.7.3.1     Legal and regulatory framework

The 2009 Telecom Package was transposed into Spanish law by Royal Decree no. 726/2011 on universal service provision in May 2011 and Royal Decree no. 13/2012 of March 31, 2012.

The transposition of the European Electronic Communications Code [27] was made via a law amending the Telecommunications Code dated October 25, 2021.

The telecommunication sector is also covered by law no. 15/2007 of July 3, 2007 relating to the implementation of competition rules.

The National Commission for Markets and Competition (CNMC), established by law no. 3/2013 of June 4, 2013, brings together regulatory authorities from different economic sectors, including telecommunications, and the antitrust authority.

The Ministry of the Economy and the Digital Transition [28] is in charge of managing authorizations, spectrum allocation, numbering, approval of the cost of universal service, quality of service, as well as the settlement of disputes between consumers and operators that do not hold a dominant position.

1.7.3.2     Regulation of mobile telephony

Spectrum

-  Summary of national spectrum allocated to Orange and their expiration year

700 MHz	800 MHz	900 MHz	1,800 MHz	2.1 GHz	2.6 GHz	3.5 GHz
10 MHz duplex (2041)	10 MHz duplex (2031)	10 MHz duplex (2030)	20 MHz duplex (2030)	15 MHz duplex +5 MHz (2030)	20 MHz duplex (2030)	20 MHz duplex (2030) 90 MHz (2038)

Internal source.

5G

As part of the auction of frequencies in the 700 MHz band organized in July 2021 by the Ministry of the Economy and the Digital Transformation, Orange acquired 2 blocks of 2x5 MHz for 350 million euros. These authorizations have a term of 20 years, with a possible extension of 20 years. The coverage obligations extend from December 2022 to June 2025.

To allow the more efficient use of 5G, the government has proposed the reorganization of the spectrum obtained by operators in the 3.4 -3.8 GHz band, so that each has a continuous block. On November 4, 2021, the CNMC issued a favorable opinion on the government’s draft resolution, based on an agreement reached between Telefónica, Orange, Vodafone and Másmóvil in July 2021. The spectrum band allocated to Orange under this project is 3,600 -3,710 MHz.

In addition, on December 1, 2021, the Spanish government presented a plan for connectivity, digital infrastructure and the promotion of 5G technology, with a public investment of 4.32 billion euros by 2025, of which 883 million euros are included in the 2021 budget. The connectivity plan includes measures to encourage the deployment of very high speed broadband in urban centers and unpopulated areas, so that by 2025, 100 Mbps speed will be achieved for 100% of the population. The 5G promotion plan includes measures to support network deployment, with the goal of covering 75% of the Spanish population with 5G, as well as uninterrupted 5G coverage by 2025 on major roads, on railways and in airports.

1.7.3.3     Regulation of fixed telephony, broadband and very high-speed broadband Internet

Wholesale broadband access markets

The CNMC adopted on October 6 and published on October 15, 2021 its decision to analyze the markets for wholesale local access at a fixed location and central access at a fixed location, corresponding to 1/2020 (formerly 3a/2014) and 3b/2014 markets, whereby it decided:

−    regarding the 1/2020 market:

-      to retain the copper network unbundling obligations introduced in the previous 2016 market analysis and to retain access to Telefónica civil engineering infrastructure,

-      not to impose ex ante asymmetrical obligations on Telefónica for the fiber network in 696 municipalities considered effectively competitive (compared to 66 municipalities in the 2016 market analysis), representing 70% of the Spanish population, given that a Virtual Unbundled Local Access (VULA) offer must be made available for the rest of Spain;

−    regarding the 3b/2014 market:

-      to deregulate bitstream access in the area declared non-competitive for copper and NGA and to impose a NEBA fiber offer at rates that satisfy the economic replicability test with no time limit.

Regarding the 2/2020 market (formerly the 4/2014 market), the CNMC launched a consultation in December 2020, proposing to maintain most of the obligations on Telefónica. The decision is expected in 2022.

NEBA reference offers (bitstream)

Since 2018, the CNMC has revised the "economic replicability test" (ERT) of Telefónica’s offers, which is used to set the wholesale price of fiber. This test should confirm that the prices of Telefónica’s wholesale fiber offers (NEBA-local and NEBA-fiber) allow alternative operators to replicate the main fiber offers offered by the incumbent.

In December 2020, the CNMC published the results of the third ERT review. As a result, Telefónica had to lower its access prices to the NEBA and VULA offers to 16.86 euros. This rate could change again in connection with the cost of capital review initiated by the CNMC in August 2021.

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1.7.4      Poland

1.7.4.1     Legal and regulatory framework

Orange’s businesses are governed by the law of July 16, 2004 on telecommunications, transposing the 2002 European Telecom Package concerning electronic communications into Polish law, and by the law of February 16, 2007 concerning competition and consumer protection. The law of December 2012, transposing EU directives issued in 2009, came into force on January 21, 2013. The law of May 7, 2010, on developing telecommunication networks and services, provides access to telecommunications and other technical infrastructures funded by public funds. This law was revised and amended on August 30, 2019 by transposing Directive 2014/61/EU on broadband cost reduction.

The transposition of the Code by a new law on electronic communications was the subject of a public consultation opened in July 2020. Legislative work is ongoing.

The Ministry of Digitization, created in November 2015, was incorporated into the Prime Minister’s Office on November 6, 2020, as a result of the government reshuffle.

The Office of Electronic Communications (UKE) is responsible, in particular, for telecommunication regulation and spectrum management, as well as certain functions related to broadcasting services. In May 2021, the government introduced changes to the Telecommunications Act regarding the appointment and removal of the UKE President. However, in September 2021, the European Commission referred Poland to the EU Court of Justice for infringing the freedom of the national regulator.

The Office of Competition and Consumer Protection (UOKiK) is responsible for the application of competition law, merger control and consumer protection.

1.7.4.2     Regulation of mobile telephony

Spectrum

-  Summary of spectrum allocated to Orange and their expiration year

800 MHz	900 MHz	1,800 MHz	2.1 GHz	2.6 GHz
10 MHz duplex (2030)	7 MHz duplex (2029)	10 MHz duplex (2027)	15 MHz duplex +5 MHz (2022)	15 MHz duplex (2030)

Internal source.

5G

700 MHz band: as part of the deregulation of 700 MHz spectrum for mobile networks, the UKE has initiated a coordination process with neighboring countries, including Russia. On January 11, 2019, Poland asked the European Commission to extend the deadline to June 2022 due to spectrum coordination problems at borders. In addition, a draft law on cybersecurity, introduced by the government, currently provides for the creation of a State-owned strategic security network using the 700 MHz band to provide telecommunication and cybersecurity services in the areas of defense, State security and public safety. However, the work is still in progress and the bill has not yet been submitted to Parliament.

3.4-3.8 GHz spectrum band: on March 15, 2019, Parliament adopted, then published on April 5, 2019 amendments to the Telecommunications Act allowing operators to use the 3.4-3.8 GHz spectrum bands free of charge for the testing of new technologies or for the reallocation of spectrum. Auctions began on March 6, 2020, but were canceled on May 20, 2020 following the entry into force on May 16, 2020 of the law on the Covid-19 health crisis, which introduced security obligations regarding the spectrum allocation procedure. The new security constraints forced the UKE to start the procedure again from scratch.

As a result of these constraints on the allocation of spectrum in the 700 MHz and 3.4-3.8 GHz bands, 5G allocations have been delayed until 2022.

Infrastructure sharing

The network sharing agreement between Orange and T-Mobile Polska, which dates from 2011, was extended to 4G in December 2016. On May 22, 2018, Orange and T-Mobile decided to end spectrum sharing in the 900 MHz and 1,800 MHz bands.

1.7.4.3     Regulation of fixed telephony, broadband and very high-speed broadband Internet

The ex-ante regulation of Orange’s fixed services, for the areas defined as non-competitive, relates solely to wholesale offers.

Analysis of the wholesale very high-speed broadband market (markets 3a/2014 and 3b/2014)

On October 22, 2019, the UKE published the decisions relating to markets 3a/2014 and 3b/2014.

According to the regulator, market development and increasing competition justify further market deregulation. As a result, UKE decided to increase the number of deregulated zones:

−    in market 3a/2014, to 51 municipalities;

−    in market 3b/2014, to 151 municipalities.

Under these new decisions, out of a total of approximately 14.6 million households, around six million households are deregulated on bitstream access, of which around 2.3 million households are deregulated on bitstream access and unbundling.

Reference offer for fixed markets

The reference offer relates to all wholesale fixed-line services: call origination and termination, wholesale subscription, partial and total unbundling, and bitstream access.

In September 2020, the European Commission approved the changes to Orange’s reference offer without comment. However, no decision has been published since this validation.

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Creation of a FiberCo

On August 3, 2020, the European Commission approved the acquisition of joint control of "Światlowód Inwestycje" ("FiberCo") by Orange and the Dutch company APG Asset Management. The objective of this joint venture is to expand and build a fiber optic infrastructure in order to offer wholesale access services in less dense areas in Poland (see section 1.3 Significant events). This JV is not subject to ex ante regulation at this time. Its regulatory treatment will be investigated during the next phase of the market analysis review.

1.7.5      Other EU countries where the Orange group operates

1.7.5.1     Belgium

Spectrum

-  Summary of spectrum allocated to Orange and their expiration year

800 MHz	900 MHz	1,800 MHz	2.1 GHz	2.6 GHz
10 MHz duplex (2033)	12 MHz duplex (2022)	25 MHz duplex (2022)	15 MHz duplex +5 MHz (2022)	20 MHz duplex (2027)

Internal source.

With the schedule for 5G awards delayed, on July 14, 2020 the regulator BIPT allocated temporary rights in the 3.6-3.8 GHz band to Orange, as well as to four other operators. These temporary rights allow the first developments, and are applicable until the allocations by auction. These BIPT decisions have been appealed against before the Market Court by associations opposed to 5G. These appeals were dismissed in May 2021.

On January 21, 2021, the government approved the Royal Decree and the draft law establishing the framework for 5G allocations in the 700 MHz, 1,400 MHz and 3.4 - 3.8 GHz spectrum bands, as well as the renewal of the licenses in the 900 MHz, 1,800 MHz and 2,100 MHz bands that expired in March 2021. Taking into account the delay in launching the allocation procedure, BIPT granted temporary rights of use in these bands for a period of six months, the last decision on March 11, 2022, granting temporary rights until September 15, 2022.

On October 21, 2021, the Council of Ministers approved the royal decrees covering the 5G auction, which were published in late December 2021.

On January 14, 2022, BIPT launched the calls for applications for the allocation procedure of these frequencies.

Cable wholesale broadband markets

As part of the review of the wholesale cable broadband markets launched in July 2017 by the Conference of Electronic Communications Regulators (CRC)13], the new decision was published by the CRC on June 29, 2018. Various reference offer decisions have been made by BIPT or the CRC concerning regulated access to cable networks and regulated access to the Proximus fiber network.

Regarding regulated access to cable networks:

−    the decision adopted on May 26, 2020 defined the monthly rates for wholesale access to cable operators’ networks;

−    the June 24, 2021 decision defined the one-time charges and the monthly rental charge "SLA Pro Repair";

−    the March 25, 2021 decisions concerning the approval of the reference offers of Telenet, Brutélé and Nethys/Brutélé for access to the TV offer and for access to the broadband offer, define the technical and operational framework of the regulated wholesale access.

Regarding the reference offer "Bitstream Fiber GPON" for regulated access to the Proximus fiber network, the decision of April 28, 2020 concerns the obligation imposed on Proximus regarding the compensation system for the "Basic SLA" and the adjustment of the parameters of the "Basic SLA Repair," and the decision of March 9, 2021 on monthly rates.

Other products or services that are the subject of ongoing consultations include wholesale fiber prices, which are based on "cost plus," and one-time rates such as activation and installation rates for fiber and cable.

On the other hand, the CRC launched the new review of the broadband and broadcasting markets on April 1, 2021. This work will be linked in particular with the procedure underway for Orange Belgium to acquire the cable operator Voo, which operates in Wallonia and the Brussels region.

1.7.5.2     Romania

Spectrum

-  Summary of spectrum allocated to Orange and their expiration year

800 MHz	900 MHz	1,800 MHz	2.1 GHz	2.6 GHz	3.4-3.8 GHz
10 MHz duplex (2029)	10 MHz duplex (2029)	20 MHz duplex (2029)	15 MHz duplex +5 MHz (2031)	20 MHz duplex (2029)	25 MHz duplex 10 MHz duplex 45 MHz (2025)

Internal source.

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Orange won additional spectrum on August 14, 2018 at a private auction organized by 2K Telecom for the allocation of 2x10 MHz blocks in the 3.5 GHz band, valid until 2025, for 3.35 million euros.

In July 2019, the regulator Ancom launched a public consultation on the terms and conditions of the auction of licenses in the 700 MHz, 800 MHz, 1,500 MHz, 2,600 MHz and 3,400 - 3,800 MHz spectrum bands. The allocation of 5G spectrum is expected in the first quarter of 2022. The delay in the auction is related to the passage of the 5G Network Security Act, passed on June 11, 2021.

Wholesale broadband markets

In the context of its third round of analysis of the 3a and 3b markets, on October 19, 2020, Ancom confirmed that the retail broadband market is effectively competitive, and that, as a consequence, no obligation should be imposed on the two wholesale markets. The European Commission approved the conclusions, while suggesting that the market be monitored. These items should also take into account the takeover of the incumbent operator TKR by Orange Romania on September 30, 2021 (see section 1.3 Significant events).

1.7.5.3     Slovakia

Spectrum

-  Summary of spectrum allocated to Orange and their expiration year

700 MHz	800 MHz	900 MHz	1,800 MHz	2.1 GHz	2.6 GHz	3.4-3.8 GHz
10 MHz duplex (2040)	10 MHz duplex (2028)	10 MHz duplex (2025)	15 MHz duplex (2025) +5 MHz duplex (2026)	20 MHz duplex +5 MHz (2026)	30 MHz duplex (2028)	40 MHz duplex (2025)

Internal source.

3.4-3.6 GHz band

In August 2019, Orange acquired a total of 40 MHz from Slovanet in two 20 MHz coupled-spectrum blocks (3,470 MHz-3,490 MHz/3,570 MHz-3,590 MHz), with licenses valid until 2025.

5G

On November 23, 2020, the Slovak regulator (RU) announced the results of the auction for the 5G spectrum in the 700 MHz and 900 MHz bands.

A total of 82.4 MHz was offered at auction, consisting of 2x30 MHz in the 700 MHz band, 2x4.2 MHz in the 900 MHz band, and 2x9 MHz in the 1800 MHz band. Licenses in the 700 MHz band are valid for twenty years, until December 31, 2040. Licenses in the 900 MHz and 1800 MHz band are valid until December 31, 2025. In this context, Orange acquired 2x10 MHz in the 700 MHz spectrum band for 33.6 million euros.

In the 3.4-3.8 GHz band, on March 1, 2022 the UK launched a tender for licenses for a period of use between 2025 and 2045. The auction is scheduled for May 2022.

Wholesale broadband and very high-speed fixed broadband markets

The Slovakian regulator completed its third round of analysis of the 3a, 3b and 4/2014 markets and published its decisions on markets 3a and 3b on January 19, 2018, and on market 4 on November 7, 2016. The regulator eased regulations:

−    in market 3a, by excluding unbundling of the local sub-loop, while maintaining unbundling in the local copper loop, and by limiting the regulatory obligations of NGA offers to the economic replicability test and to a technical equivalence of inputs;

−    in market 3b, by imposing a replicability test of 2P offers and multicast IPTV wholesale access offers, instead of regulated prices;

−    in market 4, by eliminating the sector-based regulatory obligations, because of the competitive nature of the market.

The RU published rate caps for access to fixed physical infrastructure (civil engineering) on October 17, 2018. The maximum monthly fees are as follows: access to ducts (0.257 euro/month/meter), HDPE tube (0.128 euro/month/meter) and micro-tube (0.116 euro/month/meter). This is a significant decrease in the access rates for the infrastructure.

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1.7.6      Non-EU countries where the Orange group operates

The following table shows the type of licenses held by Orange and their expiration dates at December 31, 2021 in each country in which it operates in the Africa and Middle East region:

Renewal of licenses in the MEA region

	Expiration of current license	Type of license
Botswana	January 2036	4G TDD spectrum
Botswana	September 2033	2G - 3G spectrum
Botswana	September 2033	Services and applications
Botswana (1)	August 2028	4G spectrum
Botswana (2)	August 2025	4G spectrum
Burkina Faso (3)	May 2035	Fixed, mobile 2G - 3G - 4G
Cameroon	January 2030	2G - 3G - 4G
Côte d’Ivoire (4)	April 2032	Global (2G - 3G - 4G)
Egypt	October 2031	2G - 3G - 4G, virtual fixed license
Egypt	July 2026	Fixed (closed urban communities)
Egypt	April 2025	Internet
Guinea-Bissau	April 2025	3G - 4G
Guinea-Bissau	May 2026	4G
Guinea-Bissau	January 2027	2G
Guinea	March 2029	2G - 3G - 4G
Jordan	May 2029	2G - 3G
Jordan	September 2030	4G
Jordan	May 2024	Fixed
Jordan	December 2023	Internet
Liberia	July 2030	Global (2G - 3G - 4G)
Madagascar	April 2025	2G - 3G - 4G
Mali	July 2032	Global (2G - 3G - 4G)
Morocco	August 2024	2G
Morocco	December 2031	3G
Morocco	April 2035	4G
Morocco	April 2036	Fixed
Mauritius	November 2026	2G - 3G - 4G
Mauritius	November 2026	Fixed
Central African Republic	May 2027	Global (2G - 3G)
Democratic Republic of the Congo	October 2031	2G - 3G
Democratic Republic of the Congo	May 2038	4G
Democratic Republic of the Congo	September 2040	Fixed Internet, TDD spectrum
Democratic Republic of the Congo	August 2041	Fixed FttX
Democratic Republic of the Congo	August 2041	Mainland France fiber
Senegal	August 2034	Global (2G - 3G - 4G)
Sierra Leone	July 2031	2G - 3G
Sierra Leone	March 2034	4G
Tunisia	July 2024	Global (2G - 3G)
Tunisia	March 2031	4G

Source: data from national regulators.

(1)   Spectrum allocated in the 2,500 - 2,600 MHz band.

(2)   Spectrum allocated in the 1,800 MHz band.

(3)   To replace the two previous licenses, with an effective date of May 2020.

(4)          Global: refers to the type of license that allows an operator to offer both fixed and mobile services through all of the available technologies (depending on the country, the Global license does not include 4G technology).

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[1]     Google, Apple, Facebook rebranded as Meta, Amazon, Microsoft.

[2]     In Tunisia, Ethiopia, Côte d’Ivoire, Egypt, Jordan, Senegal, Mali, Cameroon and Morocco

[3]     The Orange and Deutsche Telekom purchasing joint venture

[4]     Respectively the Retail and Pro-SME markets.

[5]     Mainland France, Overseas Departments and Overseas Territories.

[6]     Source: Orange estimates.

[7]     Source: Orange estimates.

[8]     Mainland France, excluding Overseas Departments and Overseas Territories.

[9]     Source: Orange estimates.

[10]    Source: Orange estimates.

[11]    Source: Orange estimates.

[12]    Source: Orange estimates.

[13]    Source: Orange estimates.

[14]    Source: Orange estimates.

[15]    See Section 7.2.2 Glossary of technical terms.

[16]    See Section 7.2.2 Glossary of technical terms.

[17]    Telecom Single Market, or TSM.

[18]    These rules amended Regulation 531/2012 of June 13, 2012 on roaming using public mobile communications networks within the Union (Roaming III). These new roaming rules are known as "Roam Like At Home." They are rounded out by an implementing regulation on reasonable usage rules for intra-European roaming adopted on December 15, 2016.

[19]    Up to 20 million euros or 4% of worldwide revenue for the most serious offenses.

[20]    Directive 2000/31/EC of the European Parliament and of the Council of June 8, 2000 on certain legal aspects of information society services, in particular electronic commerce, in the Internal Market.

[21]    Recommendation 2010/572/EU of September 20, 2010.

[22]    Recommendation 2013/466/EU of September 11, 2013.

[23]    i.e. applying only to Orange as an operator exercising significant influence.

[24]    Decrees published in the Official Journal of July 31, 2018.

[25]    10 Notice 2020-1405.

[26]    EU Directive 2018-1972.

[27]    EU Directive 2018-1972.

[28]    Ministerio de Asuntos Económicos y Transformación Digital, which replaced the Ministerio de Economia y Empresa (MINECO) in February 2020.

2.       Risk factors and business control framework

2.1 Risk factors

2.1.1 Operational risks

2.1.2 Legal risks

2.1.3 Financial risks

2.1.4 Non-financial risks

2.2 Activity and risk management framework

INTENTIONNALLY OMITTED

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2.1     Risk factors

In addition to the information contained in this Universal Registration Document, investors should carefully consider the risks outlined below before making their investment decision. Orange’s view at the date of this Universal Registration Document is that these risks could have a material adverse effect (i) on its business, financial position, earnings, reputation or outlook, or (ii) on its stakeholders. In addition, other risks and uncertainties, as yet unidentified or, at the date of this Universal Registration Document, not currently considered to be material by Orange, could have similar adverse effects. Investors could lose all or part of their investment if these risks were to materialize.

The assessment of the materiality of these risks is based on criteria that are stable over time. They take into account the results of mitigation policies implemented by Orange. Only the risks still deemed material at Group level, despite these policies, are set out below. See Section 2.2.1 Group audit, control and risk management.

Risks are presented in this section under four categories:

−    for Orange:

-      operational risks relating to Orange’s business activities (see Section 2.1.1),

-      risks of a legal nature (see Section 2.1.2),

-      financial risks (see Section 2.1.3);

−    for Orange and its stakeholders: the main "non-financial" risks relating to the employee-related, social and environmental consequences of Orange’s business activities, and the effects of those activities in terms of respect for human rights, anti-corruption measures and tax evasion (see Section 2.1.4).

These categories are not presented in order of importance. However, within each category, risk factors are presented in descending order of importance as determined by Orange at the date of this Universal Registration Document. Orange may change its view of their relative importance at any time, notably in the event of external or internal developments.

Several other sections of this Universal Registration Document also discuss risks in some detail:

−    with respect to risks relating to the global telecommunication services market, Orange’s overall strategy and its business model, see Section 1.2;

−    with respect to risks relating to regulation and regulatory pressure, see Section 1.7 Regulation of activities and Note 18 Litigation to the consolidated financial statements (Section 3.3);

−    with respect to risks relating to litigation involving the Group, see also Note 10 Taxes and Note 18 Litigation to the consolidated financial statements and, where applicable, Section 3.2.1 Recent events;

−    with respect to risks relating to the Group’s employee-related, social and environmental responsibility, see Chapter 4;

−    with respect to financial risks, see:

-      Note 7 to the consolidated financial statements for the key assumptions used to determine the recoverable amount of the main activities and specific risk factors that may affect this amount,

-      Notes 7 and 8 to the consolidated financial statements for asset impairments,

-      Note 13.8 to the consolidated financial statements for derivatives,

-      Note 14 to the consolidated financial statements for the management of interest rate risk, foreign exchange risk, liquidity risk, covenants, credit risk and counterparty risk, and equity market risk. The policies for managing interest rate, foreign exchange and liquidity risk are set by the Treasury and Financing Committee. See Section 5.2.2.3 Executive Committee and Group governance committees;

−    for the insurance plan, see Section 2.2.3.3 Insurance;

−    more generally, risk management policies throughout the Orange group are discussed in Section 2.2 Activity and risk management framework, which is an integral part of the Management Report.

2.1.1      Operational risks

Operational risks mainly include risks related to the telecommunication sector, and risks related to Orange’s strategy and business. In addition, risks with potentially significant employee-related, social and environmental consequences are presented in Section 2.1.4.

A high concentration of Orange’s critical suppliers and global supply tensions for a large number of products represent a risk for the Group’s activities.

High ●●●

Orange’s critical suppliers, particularly in the areas of network infrastructure, information systems and mobile devices, operate in highly consolidated markets.

Despite Orange’s secure purchasing policies, this consolidation poses a risk to the Group’s current or future business (for example, the supply of hardware for 5G networks) in the event that one of these suppliers were to fail or decided to change its business practices, regardless of the cause, including in the event of international economic sanctions against such critical supplier or its country of origin.

This risk of failure is heightened by the shortages linked to the specific conditions of some markets, such as the one for electronic components, and by the intensity of the global economic recovery which has caused tension in the supply of numerous products and raw materials.

If a critical supplier were to fail to deliver on Orange’s purchasing requirements, Orange’s business, earnings and reputation could be permanently adversely affected.

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Orange is faced with constantly increasing demand for connectivity and must therefore accelerate the rollout of its networks while improving quality of service, but such investments are constrained by the availability of resources.

High ●●●

Orange must accelerate the rollout of its fixed and mobile broadband and very high-speed networks in regional areas and improve the quality of service of its networks to meet the high demand for connectivity related to the changes in use of such services. Orange has also made commitments regarding geographic coverage and quality of service to central government and local authorities in France. However, Orange’s investment capacity is constrained by the availability of human, industrial and financial resources, both its own and those of its subcontractors. Against that backdrop, Orange has ramped up its strategy of co-financing investments and pooling its network infrastructure.

Failure to meet these expectations in a balanced manner could have an adverse effect on Orange’s earnings and reputation.

Orange is exposed to the risk of an interruption of its services, especially in case of cyberattacks.

High ●●●

Due to the essential nature of telecommunications, compounded by the massive take-up of telework, the networks of telecommunications operators are particularly exposed to risks of service disruption linked to intentional and sometimes criminal acts. Interruptions to the services provided to customers may occur as a result of malicious acts such as infrastructure sabotage or via increasingly sophisticated cyberattacks, which are now a permanent threat for both individuals and businesses, or at the request of government or judicial authorities.

Interruptions may also be unintentional. They can occur as a result of extreme weather events, human error, such as when subcontractors work on shared infrastructure, in conjunction with the failure of a critical supplier, or when new applications or software are rolled out or when they are updated. Lastly, they can occur as a result of capacity saturation resulting from the development of digital uses in economic life.

Despite the business continuity and crisis management measures taken by Orange to protect its networks and resize them, the frequency of increasingly numerous cyberattacks, the implementation of all-IP technologies, the increase in the size of service platforms and the consolidation of equipment in a reduced number of locations mean that service interruptions could affect a larger number of customers and several countries at the same time in the future.

Such events may disrupt activity not only of Orange customers but - more widely - of all citizens, and may even affect their health and safety. They could cause serious damage to Orange’s reputation, give rise to liability claims against it and result in a reduction in traffic and revenue, thereby adversely impacting its earnings and outlook. If they were to occur at the level of one or several countries, they could also trigger crisis situations potentially affecting the security of the countries concerned.

The shift of Orange’s ecosystem toward a more open and fragmented model enables global players to take an increasing share of the service and network value chain.

High ●●●

Competition with numerous actors, such as Over-The-Top (OTT) service providers and Internet market leaders, in providing value-added services using existing networks is spreading to the majority of services offered by Orange. Operators such as Orange, for which the direct relationship with customers is a source of value, could be marginalized.

Moreover, the opening up and fragmentation of network ecosystems enables existing players (infrastructure managers, non-telecom networked businesses such as railways, local authorities or Cloud service providers) to offer network services, and new players (SD-WAN, etc.) to position themselves as aggregators of such services, a role traditionally filled by integrated operators such as Orange.

These developments could adversely affect Orange’s revenue and margins.

A large part of Orange’s revenues is generated in highly competitive and regulated markets, where pricing pressure remains strong.

High ●●●

Orange has little ability to raise the prices of its services due to the persistently fierce competition in all the markets in which it operates and the decisions of industry regulators and competition authorities regulating prices in certain areas. Against this backdrop, Orange continues its transformation policy toward a multi-service operator model by proposing convergent offers, by developing its business in high-growth sectors and regions such as cyberdefense or Africa and the Middle East and by improving the quality of its services. If Orange were unable to implement this strategy, it could lose market share and see its margins narrow.

Furthermore, the current inflationary trends weigh on operational margins and, considering its pricing model, it is not certain that Orange will be able to pass on customers all the costs increases that it may incur.

For further information about competition, see Section 1.4 Operating activities.

Orange is exposed to risks of inappropriate disclosure or modification of stakeholder data in its possession, particularly in the event of cyberattacks.

High ●●●

Orange’s business activities require the transmission through its networks and storage on its infrastructure of data belonging to business or government customers, suppliers, partners and all stakeholders other than natural persons (see Section 2.1.4 for information relating to risks regarding personal data). The increasing use of Cloud services and the outsourcing of digital services exposes Orange to risks of loss, disclosure, unauthorized communication to third parties or inappropriate modification of such data, potentially resulting from (i) the implementation of new services or applications or their updates, (ii) the development of new businesses in the field of connected objects, (iii) malicious acts (such as cyberattacks) targeting data in Orange’s possession, or (iv) negligence or errors that may be committed within Orange or by Group partners to which certain operations are outsourced.

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The Group could be held liable if these risks were to materialize. Moreover, even though the Group’s stakeholders have high expectations in terms of security, given Orange’s positioning as a trusted operator, its reputation could be significantly adversely affected, which would then have a material effect on its future earnings.

Orange’s broad geographic footprint and the scope of its activities expose it to geopolitical, macroeconomic, fiscal and regulatory risks.

High ●●●

Orange has a large base of business in countries or geographic areas marked by political, economic, regulatory or fiscal instability, or countries in which the Group’s contribution to local economic activity is significant while its image is sometimes linked with the French State. In this uncertain context, Orange is exposed to decisions contrary to its interests taken by governmental or judicial authorities, such as requests to interrupt services, or new taxes or fines that, if contested, could lead the authorities to decide to suspend services.

Moreover, the value or sustainability of investments made in certain countries could be negatively impacted by international economic sanctions imposed on those countries.

Such situations could call into question the profitability outlook justifying investment decisions and adversely impact the Group’s financial position and earnings.

The development of Mobile Financial Services activities in an increasing number of countries confronts Orange with risks specific to this sector in each of its host countries.

High ●●●

Mobile Financial Services, including banking, expose Orange to industry-specific risks such as money laundering, terrorist financing and non-compliance with economic sanctions programs, as well as common risks that are particularly sensitive in Mobile Financial Services, such as fraud, cyberattacks and service disruption.

If they were to materialize, these risks could have a material effect on the Group’s reputation and financial position.

Orange’s technical infrastructure is vulnerable to damage caused by intentional or accidental damage, but also by natural disasters, the occurrence of which is increased due to climate change.

High ●●●

Natural disasters, intentional damage caused by war, terrorism or social unrest, as well as other accidental events such as fires, errors or negligence during civil engineering work on infrastructure could lead to significant destruction of Orange’s facilities, resulting in both service interruptions and high repair costs. The frequency and intensity of weather events related to the ongoing climate change (e.g., floods, storms, heat waves) continue to increase, which could aggravate disasters and increase related damage. These developments increasingly occur in a context where the expectations of Orange customers and other stakeholders remain high with respect to its capacity to provide service continuity, including in the case of extreme weather events. In the medium term, rising sea levels could affect sites and facilities located near the coast more often. While the scope of coverage of related claims by insurers has decreased and could decrease further, the damage caused by major events or natural disasters could result in significant costs that may have to be borne by Orange, and could thus seriously and adversely affect its financial position and outlook.

Orange’s strategy to develop its new growth drivers may fail to yield the expected results.

Medium ●●○

Orange’s strategy is to develop its business in high-growth regions, with a particular focus on Mobile Financial Services, cybersecurity and B2B IT services. Although based on the Group’s strengths (capacity for innovation, digital expertise, distribution strength, broad footprint in the MEA region and brand awareness), the development of these businesses requires significant resources without guaranteeing that the use of the corresponding services will gain sufficient traction to generate a return on these investments.

If Orange were unable to implement this strategy, it could impact the growth of its revenue and its outlook.

The Group’s brand policy, combined with a strategy of geographic expansion and diversification into new businesses, represents a risk for the Orange brand image.

Medium ●●○

Orange’s strategy of accelerating its business activities in growth areas entails execution risks inherent to new businesses (Mobile Banking and cyberdefense for example) and to the countries into which the Group is expanding. If these risks were to materialize, and although the Group pays great attention to preserving the value of the major asset represented by the Orange brand, they could adversely affect the company’s reputation.

In the event of significant damage to the Orange brand image, the Group’s earnings and outlook could be affected.

The scope of Orange’s business activities and the interconnection of its networks expose the company to a variety of acts of technical fraud, specific to the telecommunication sector.

Medium ●●○

Orange faces various types of fraud on its telecommunication services activities, which may target it directly or its customers. In a context of increasing technological complexity, network virtualization, and acceleration of the implementation of new services or new applications, types of fraud that are more difficult to detect or control may also appear, favored for instance by the development of mass data processing and artificial intelligence, which increases scope for possible attacks, particularly cyberattacks.

If significant fraud were to occur, Orange’s revenue, margins, quality of service and reputation could be adversely affected.

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2.1.2      Legal risks

Orange operates in highly regulated markets, and its business activities and earnings could be materially affected by changes in laws or regulations, including those that are extraterritorial in nature, or by changes in government policy.

High ●●●

In most of the countries where it operates, Orange has limited flexibility to manage its business activities because it must comply with numerous and restrictive requirements relating to the provision of its products and services, primarily relating to obtaining and renewing licenses to operate its activities. Orange must also comply with its own regulatory obligations and oversight by authorities seeking to maintain effective market competition, as well as, in some countries, additional constraints owing to its historically dominant position in the fixed telecommunication market.

Orange’s business and earnings could be materially affected by changes in laws or regulations, some of which may be extraterritorial in nature, or by changes in government policy, including decisions made by regulatory or competition authorities regarding:

−    the modification or renewal under unfavorable conditions, or even the withdrawal, of fixed or mobile operator licenses;

−    conditions governing network access (primarily those in connection with roaming or infrastructure sharing);

−    service rates;

−    the introduction of new taxes or increases in existing taxes on telecommunication companies, including the introduction of taxes aimed at facilitating the achievement of countries’ carbon neutrality targets (such as taxes on use or handset purchases);

−    banking and financial supervision, and any related compliance regulations such as laws and regulations on economic sanctions;

−    non-financial corporate obligations;

−    data security;

−    merger and acquisition policy;

−    regulations affecting operators of competing sectors, such as cable;

−    consumerism legislation.

Such changes, developments or decisions could materially adversely affect the Group’s revenue and earnings.

For further information on regulatory risks, see Section 1.7 Regulation of telecommunication activities.

Orange is regularly involved in litigation, the outcome of which could have a material adverse effect on its earnings, financial position or reputation.

Medium ●●○

Orange believes that, in general and in the countries where it operates, it complies in all material respects with the regulations in force relating to its activities and its relations with its partners, suppliers, sub-contractors and customers, as well as with the conditions governing its operator licenses. However, it is not able to predict the decisions of supervisory or judicial authorities, which are regularly asked to rule on such issues. If Orange were to be ordered by the competent authorities of a country in which it operates to pay an indemnity or a fine, or to suspend certain of its business activities, based on a breach of applicable regulations, its financial position and earnings could be significantly adversely affected.

In addition, Orange (particularly in France and Poland) is frequently involved in proceedings with its competitors and the regulatory authorities due to its pre-eminent position in certain of the markets where it operates, and the claims made against Orange can be very substantial. In the past, the Group has been fined several tens of millions of euros or even several hundreds of millions of euros for cartel practices or for abusing its dominant position. The Group is also involved in substantial commercial litigation with potentially very significant penalties. The outcome of lawsuits is inherently unpredictable.

For proceedings before the European competition authorities, the maximum amount of fines provided for by law is 10% of the consolidated revenue of the offending company (or the group to which it belongs, as the case may be).

Lastly, due in particular to its relationships with numerous partners, suppliers and subcontractors, Orange is exposed to a growing risk of legal action by various stakeholders from civil society alleging shortcomings on environmental, employee-related or social matters. That could be the case, for instance, if Orange were to distribute products that are found to contain rare minerals extracted under non-compliant conditions. Such actions could cause significant damage to Orange’s reputation.

The main proceedings involving Orange are described in Note 10 Taxes and Note 18 Litigation to the consolidated financial statements. Developments in or the outcome of some or all of these ongoing proceedings could have a material adverse effect on Orange’s earnings or financial position.

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2.1.3      Financial risks

Liquidity risk

Orange’s earnings and outlook could be affected if conditions of access to capital markets were to become difficult.

Medium ●●○

Orange finances itself mainly through the bond markets. Unfavorable changes in the macroeconomic environment could restrict Orange’s access to its usual sources of funding or significantly increase financing costs through an increase in market interest rates and/or the spreads applied to its borrowings.

Any inability to access the financial markets for a lasting period and/or obtain financing on reasonable terms would have a material adverse effect on Orange. In particular, the Group may not be able to carry out certain projects or could be forced to allocate a significant portion of its available cash to servicing or repaying its debt, to the detriment of investment or shareholder returns. In any event, Orange’s earnings, cash flows and, more generally, its financial position and flexibility could be adversely affected.

See Note 14.3 Liquidity risk management to the consolidated financial statements, which sets out the different sources of funding available to Orange, the maturity of its debt and changes in its credit rating, as well as Note 14.4 Financial ratios, which contains information on the limited commitments of the Orange group in relation to financial ratios and in the event of default or material adverse change.

Risk of asset impairment

Changes affecting the economic, political or regulatory environment may result in asset impairment, particularly of goodwill.

Medium ●●○

At December 31, 2021, the gross value of goodwill recognized by Orange following acquisitions was 33.6 billion euros.

The carrying book values of long-term assets, including goodwill, fixed assets and interests in associates and joint ventures are sensitive to any change in the environment that is different from the assumptions used. Orange recognizes impairment on those assets if events or circumstances occur that entail material adverse changes of a lasting nature, affecting the economic environment or the assumptions or objectives adopted at the time of the acquisition.

In 2021, Orange recognized 3.7 billion euros of impairment on goodwill in Spain. Over the last five years, Orange has significantly impaired its investments in the Democratic Republic of Congo and in Jordan.

At December 31, 2021, the cumulative amount of goodwill impairment was 9.4 billion euros, excluding impairment of interests in associates and joint ventures which include in certain cases goodwill in their carrying value.

New events or unfavorable circumstances could prompt Orange to review the current value of its assets and to recognize further material impairment that could have an adverse effect on its earnings. Sensitivity analyses carried out at December 31, 2021 with respect to Spain and Romania revealed additional estimated impairment risks of up to 3% and 16% of net goodwill values respectively.

In addition, in the event of a disposal or IPO, the value of certain subsidiaries may be affected by changes in the equity and bond markets.

For further information on goodwill and recoverable amounts (particularly key assumptions and sensitivity), see Note 7 Impairment losses and goodwill and Note 8.3 Impairment of fixed assets to the consolidated financial statements and Section 3.1.2.2 Group operating income.

Credit-rating risk

A change in Orange’s credit rating could increase the cost of debt and in some cases limit access to the financing Orange needs.

Medium ●●○

Orange’s credit rating from rating agencies is based partly on factors beyond the its control, namely conditions affecting the telecommunication industry in general or conditions affecting certain of the countries or regions in which it operates. It may be changed at any time by the rating agencies, in particular as a result of changing economic conditions, a downturn in the Group’s earnings or performance, or changes to its shareholding structure. A prolonged multi-notch downgrade in Orange’s rating would have a material adverse effect on its financing terms.

2.1.4      Non-financial risks

The various non-financial risks, included in the scope of Orange’s Statement of Non-Financial Performance (SNFP), are identified, assessed and managed using the same methodology as that used for operational risks related to its business, legal risks and financial market risks.

In its SNFP, Orange presents the material employee-related, social and environmental risks to which its business activities may give rise, whether for itself or its stakeholders, as well as corruption risks and matters relating to business ethics and the fight against tax evasion. These items were assessed in relation to non-financial challenges (see Section 2.2.2).

Combating tax evasion, food waste and food insecurity, and promoting respect for animal well-being and responsible food practices were all taken into account in Orange’s non-financial risk assessment. However, they were not considered likely to give rise to material risks to the Group’s operations or reputation.

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Orange is exposed, particularly as a result of cyberattacks, to risks of inappropriate disclosure or modification of personal data, especially those of its customers.

High ●●●

With regard to violations of human rights and fundamental freedoms, Orange’s business activities expose it to risks of loss, disclosure, unauthorized communication to third parties or inappropriate modification of the personal data of its customers, employees or the general public that are stored in its infrastructure or carried by its networks. This includes, for example, their banking details, which form the basis of Orange’s Mobile Financial Services business.

The occurrence of these risks could result in particular from (i) the implementation of new services or applications or their update, (ii) the development of new activities in the field of connected objects or Mobile Financial Services, (iii) malicious acts (such as cyberattacks) targeting personal data, (iv) negligence or errors committed within Orange or within the Group’s partners to whom certain operations are outsourced, or (v) government requests that are not compliant with legal or regulatory requirements (see also the risk factor "The scope of Orange’s business activities, its numerous locations around the world, and its business dealings with a variety of partners may expose the Group to a risk of breaching human rights and fundamental freedoms").

Orange may be held liable in various countries under laws relating to the protection of personal data (such as the General Data Protection Regulation (EU) 2016/679 of 27 April 2016, GDPR), which reinforces the rights of individuals and the obligations of companies involved in data processing, such as telecommunications operators and financial services providers. If these risks were to materialize, the owners of the data disclosed or modified could suffer damage, and the Group could be held liable, its corporate purpose could be questioned and its reputation could be substantially affected.

Orange faces a variety of internal and external risks relating to human health and safety.

High ●●●

Owing to the specific nature of Orange’s business as an operator and the scope of its geographical location, international conflicts and a context where social tensions and labor unrest are increasing expose Orange employees and subcontractors to risks to their safety while performing their professional activities.

Furthermore, against a backdrop of increasingly regular telework, sometimes a source of social isolation, the employees of Orange and its subcontractors are exposed to risks to their health and even their safety.

In addition, the Group’s transformation program linked to the Engage 2025 strategic plan and the rapid acceleration of online interactions could generate psychosocial risks, potential sources of physical or psychological disability for individuals. Such risks could also slow the rollout of the Group’s strategy and have a material impact on its reputation and operation.

In the future, Orange may find it difficult to obtain and retain the skills needed for its business on a long-term basis due to numerous employee departures and ever-faster developments in its activities.

Medium ●●○

Every year, a significant number of people leave their employment or other relationship with the Group or, in France, may benefit from end-of-career part-time work arrangements. This trend could accelerate in 2022, particularly within the various Group’s corporate functions as part of the implementation of the new intergenerational agreement in December 2021 (see Section 1.3 Significant events).

At the same time, the need for new skills is growing, whether related to technological developments or the Group’s development in professions in high demand in the job market. This could affect Orange’s ability to effectively pursue its activities and implement its strategy. If Orange’s attractiveness as an employer or its training programs were to prove insufficient, its earnings and outlook could be adversely affected, and some of the human risks described in the risk factor "Orange faces a variety of internal and external risks relating to human health and safety" could increase.

In addition, without the necessary skills, the aim of providing digital support to stakeholders, which is part of the Engage 2025 strategic plan, could prove harder to achieve.

Orange is exposed to risks of corruption, or individual or collective behavior that is not in line with its business ethics or which may also be fraudulent.

Medium ●●○

As the Group’s activities and those of its suppliers, subcontractors and partners cover all regions of the world, Orange could, despite its efforts to continually improve its anti-corruption system in accordance with applicable laws, be exposed to or implicated in cases related to corrupt practices or influence peddling. Similarly, despite its fraud prevention and detection program, Orange could also be the victim of fraudulent behavior or behavior that does not comply with international conventions, its Code of Ethics or its supplier code of conduct. Such behavior may originate from persons or companies with which a direct or indirect link can be established, and may directly target Orange, its customers, its business relationships or its employees.

In any event, the Group could be held liable, and Orange’s earnings, quality of service and reputation could be adversely affected.

Orange and some of its stakeholders are exposed to physical and transitional risks related to climate change.

Medium ●●○

In addition to the impacts on Orange’s infrastructure (see Section 2.1.1, Operational risks - Orange’s technical infrastructure is vulnerable to damage caused by intentional or accidental damage, but also by natural disasters, the occurrence of which is increased due to climate change), climate change could also have a negative impact on the activities of its suppliers and subcontractors. It could also exacerbate inequalities and health crises among the population, and generate significant migration flows, particularly in the MEA region, on which the Group’s prospects for growth in part depend. Despite the climate change mitigation and adaptation measures implemented by Orange, if such events were to occur, Orange could find it more difficult to fulfill its corporate purpose.

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The scope of Orange’s business activities, its numerous locations around the world, and its business dealings with a variety of partners may expose the Group to a risk of breaching human rights and fundamental freedoms.

Medium ●●○

As the Group’s activities and those of its suppliers and subcontractors are carried out in all parts of the world, Orange could, in spite of the implementation of its vigilance plan, be exposed to violations of human rights and fundamental freedoms involving third parties with which a direct or indirect link may be established. Such violations may relate to forced labor, modern slavery or human trafficking, the rights of children, non-decent, discriminatory or dangerous working conditions, interference with freedom of association or expression, or privacy. In particular, they could occur in regions where minerals are mined, processed and traded in conflict zones, or areas where human rights are not respected. The reduced capacity of Orange to exercise its supervision via on-site audits (due to continued restrictions on international travel) aggravates these risks.

If they were to materialize, these risks could have a significant adverse impact on Orange, or its suppliers and subcontractors concerned, in terms of image and reputation, and could result in liability for the Group.

Moreover, Orange may be required, in the countries where it operates, to comply with injunctions from local authorities that do not comply with legal or regulatory requirements. These injunctions, the frequency of which is increasing with the growing role played by digital technologies in society, may involve a suspension (in full, in part, or in a given region) of certain networks for which Orange is responsible, or the interception of communications, or the disclosure of personal data to third parties. Complying with such injunctions may therefore infringe upon freedom of expression or other fundamental freedoms.

If Orange were to fail to enforce applicable laws or regulations, such injunctions could have a significant impact on the image and reputation of both Orange and the offending countries, and could result in an infringement of freedom of expression and privacy for civil society or the targets of such requests.

Exposure to electromagnetic fields from telecommunications equipment could have harmful effects on health and the perception of such a risk could hinder the development of services. Excessive and inappropriate use of telecommunication services and equipment could also have harmful consequences on health.

Medium ●●○

Following concerns raised in many countries regarding the possible health risks linked to exposure to electromagnetic fields from telecommunication equipment, public authorities have in general approved binding regulations and health authorities have issued various precautions on usage.

There is a consensus among expert groups and health authorities, including the World Health Organization (WHO), that no health risk has been established to date from exposure to electromagnetic fields below the limits recommended by the International Commission on Non-Ionizing Radiation Protection (ICNIRP). The first complementary scientific studies conducted on some of these frequencies used for 5G have come up with similar findings. However, Orange cannot prejudge the conclusions of future scientific research or future assessments by international organizations and scientific committees mandated to examine these issues. If an adverse health effect were to be scientifically established, it would have a significant adverse effect on Orange’s business, brand image and the Group’s earnings and financial position. Beyond potential adverse effects on Orange, this could significantly curb the development of the digital society.

Public perception of a risk to human health or biodiversity could lead to a reduction in the number of customers and their level of use, as well as an increase in litigation, particularly against the installation of antennas for the mobile network. This could lead to difficulties in creating new sites, in a context where certain stakeholders question the usefulness of rolling out 5G networks. There could also be a tightening of regulations, resulting in a reduction in areas covered, failure to meet Orange’s coverage commitments to the authorities, deterioration in the quality of service and an increase in network rollout costs.

The ubiquity of connected digital equipment may lead to inappropriate use due to overuse or exposure to inappropriate content and online harassment. Negative consequences on users could be both physical and psychological, particularly on young adults and children. If this ubiquity were perceived as a risk for the most vulnerable groups, it could undermine confidence in digital technology and act as a brake on innovation, and, for Orange, a decrease in the use of its services and a deterioration of its image.

In any event, the Group could be held liable, and Orange’s revenue, earnings, quality of service and reputation could be adversely affected.

The rapid development of new uses and technologies may jeopardize the commitments made by Orange with regard to reducing its environmental impact.

Low ●○○

Due to the nature of its services and its social reach, Orange must offer new solutions to reduce the environmental impact of its customers while limiting its own sources of environmental pollution. Orange has made a "Net Zero Carbon in 2040" commitment and has set itself the interim target of reducing its CO2 equivalent emissions by 30% by 2025 compared with 2015.

As part of its Engage 2025 strategic plan, Orange aims to tighten the control of its energy consumption, step up the implementation of circular economy principles, intensify its use of renewable energies and increase its investments in carbon sinks.

If its environmental action plans, particularly during the period of technological transition on the fixed network and the introduction of 5G on the mobile network, prove insufficient or require the mobilization of unavailable resources, Orange could fail to meet its commitment. This could have a material adverse effect on its image and on the perception of the positive impact of telecommunications services for a carbon-free society.

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2.2     Activity and risk management framework

INTENTIONNALLY OMITTED

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3.       Financial report

3.1 Review of the Group’s financial position and results

3.1.1 Overview

3.1.2 Analysis of the Group’s results and capital expenditure

3.1.3 Review by business segment

3.1.4 Cash flow, financial debt and equity

3.1.5 Financial indicators not defined by IFRS

3.1.6 Additional information

3.2 Recent events and Outlook

3.2.1 Recent events

3.2.2 Outlook

3.3 Consolidated financial statements

3.4 Orange SA Statutory Financial Statements

3.4.1 Orange SA Statutory Financial Statements

3.4.2 Other information on the financial statements

3.5 Statutory Auditors

3.5.1 Identity of Statutory Auditors

3.5.2 Reports on the financial statements

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3.1     Review of the Group’s financial position and results

3.1.1 Overview

3.1.1.1 Financial data and workforce information

3.1.1.2 Summary of results for the fiscal year 2021

3.1.1.3 Significant events

3.1.2 Analysis of the Group’s results and capital expenditure

3.1.2.1 Group revenue

3.1.2.1.1 Revenue

3.1.2.1.2 Number of customers

3.1.2.2 Group operating results

3.1.2.2.1 Group EBITDAaL

3.1.2.2.2 Group operating income

3.1.2.3 Group net income

3.1.2.4 Group comprehensive income

3.1.2.5 Group capital expenditure

3.1.2.5.1 Capital expenditure

3.1.2.5.2 Investment commitments

3.1.2.5.3 Investment projects

3.1.3 Review by business segment

3.1.3.1 France

3.1.3.1.1 Revenue - France

3.1.3.1.2 EBITDAaL - France

3.1.3.1.3 Operating income - France

3.1.3.1.4 Economic CAPEX - France

3.1.3.1.5 Additional information - France

3.1.3.2 Europe

3.1.3.2.1 Revenue - Europe

3.1.3.2.2 EBITDAaL - Europe

3.1.3.2.3 Operating income - Europe

3.1.3.2.4 Economic CAPEX - Europe

3.1.3.2.5 Additional information - Europe

3.1.3.2.6 Additional information - Spain

3.1.3.3 Africa & Middle East

3.1.3.3.1 Revenue - Africa & Middle East

3.1.3.3.2 EBITDAaL - Africa & Middle East

3.1.3.3.3 Operating income - Africa & Middle East

3.1.3.3.4Economic CAPEX - Africa & Middle East

3.1.3.3.5 Additional information - Africa & Middle East

3.1.3.4 Enterprise

3.1.3.4.1 Revenue - Enterprise

3.1.3.4.2 EBITDAaL - Enterprise

3.1.3.4.3 Operating income - Enterprise

3.1.3.4.4 Economic CAPEX - Enterprise

3.1.3.4.5 Additional information - Enterprise

3.1.3.5 International Carriers & Shared Services

3.1.3.5.1 Revenue - International Carriers & Shared Services

3.1.3.5.2 EBITDAaL - International Carriers & Shared Services

3.1.3.5.3 Operating income - International Carriers & Shared Services

3.1.3.5.4 Economic CAPEX - International Carriers & Shared Services

3.1.3.6 Mobile Financial Services

3.1.3.6.1 Operating activities

3.1.3.6.2 Assets, liabilities and cash flows

3.1.4 Cash flow, financial debt and equity

3.1.4.1 Liquidity and cash flows from telecom activities

3.1.4.1.1 Organic cash flow from telecom activities

3.1.4.1.2 Cash flows from telecom activities

3.1.4.2 Financial debt and liquidity position of telecom activities

3.1.4.2.1 Net financial debt

3.1.4.2.2 Management of financial debt and liquidity position

3.1.4.2.3 Exposure to market risks and financial instruments

3.1.4.2.4 Change in Orange’s credit rating

3.1.4.3 Equity

3.1.5 Financial indicators not defined by IFRS

3.1.5.1 Data on a comparable basis

3.1.5.1.1 2020 fiscal year - Group

3.1.5.1.2 2020 fiscal year - Segments

3.1.5.2 EBITDAaL

3.1.5.3 eCAPEX

3.1.5.4 EBITDAaL - eCAPEX

3.1.5.5 Organic cash flow from telecom activities

3.1.5.6 Net financial debt

3.1.5.7 Ratio of net financial debt to EBITDAaL from telecom activities

3.1.6 Additional information

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This section contains forward-looking statements about Orange. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are detailed in Section 2.1 Risk factors.

The following comments are based on the Consolidated Financial Statements prepared in accordance with IFRS (International Financial Reporting Standards, see Note 2 to the Consolidated Financial Statements). The IFRS IC (IFRS Interpretation Committee) decision concerning IAS 19 "Employee Benefits" on the procedures for calculating obligations relating to certain defined-benefits pension plans has been retrospectively applied by the Group, affecting opening equity as of January 1, 2019. The application of this decision had no material impact on the Group’s Consolidated income statement for the reported periods (see Note 2.3.1 to the Consolidated Financial Statements).

Data on a comparable basis, EBITDA after Leases (referred to as "EBITDAaL"), economic CAPEX (referred to as "eCAPEX" or "economic CAPEX"), the "EBITDAaL - eCAPEX" indicator, organic cash flow from telecom activities, net financial debt, and the ratio of net financial debt to EBITDAaL from telecom activities are financial indicators not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange group uses them and considers them useful for readers, see Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

Data on a historical basis (see Section 7.2.1 Financial glossary) relates to data for prior periods as reported in the Consolidated Financial Statements for the current period. The transition from data on a historical basis to data on a comparable basis for the 2020 fiscal year is set out in Section 3.1.5.1 Data on a comparable basis.

The segment information (see Note 1 to the Consolidated Financial Statements) that is presented in the following sections is understood, unless stated otherwise, before eliminations for transactions with other segments.

Unless stated otherwise, data in the tables are presented in millions of euros, without a decimal point. This presentation may lead to immaterial differences in the totals and sub-totals in the tables in certain cases. Furthermore, the changes presented are calculated on the basis of data in thousands of euros.

3.1.1      Overview

3.1.1.1     Financial data and workforce information

Operating data

(at December 31, in millions of euros)	2021	2020 on a comparable basis (1)	2020 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
Revenue (2)	42,522	42,201	42,270	0.8%	0.6%
EBITDAaL (1)	12,566	12,635	12,680	(0.5)%	(0.9)%
Telecom activities	12,696	12,799	12,839	(0.8)%	(1.1)%
EBITDAaL/Revenue from telecom activities	29.9%	30.3%	30.4%	(0.5 pt)	(0.5 pt)
Mobile Financial Services	(131)	(165)	(160)	20.7%	18.3%
Operating income	2,521	5,537	5,521	(54.5)%	(54.3)%
Telecom activities	2,702	5,736	5,715	(52.9)%	(52.7)%
Mobile Financial Services	(182)	(200)	(195)	9.3%	7.0%
eCAPEX (1)	7,660	7,103	7,132	7.8%	7.4%
Telecom activities	7,636	7,070	7,102	8.0%	7.5%
eCAPEX/Revenue from telecom activities	18.0%	16.8%	16.8%	1.2 pt	1.2 pt
Mobile Financial Services	24	33	30	(26.8)%	(20.1)%
EBITDAaL - eCAPEX (1)	4,906	5,532	5,548	(11.3)%	(11.6)%
Telecom activities	5,060	5,728	5,736	(11.7)%	(11.8)%
Mobile Financial Services	(155)	(197)	(190)	21.7%	18.6%
Telecommunication licenses	926	969	969	(4.4)%	(4.4)%
Average number of employees (full-time equivalents) (3)	132,002	134,672	133,787	(2.0)%	(1.3)%
Number of employees (active employees at end of period) (3)	139,698	145,869	142,150	(4.2)%	(1.7)%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(2)   Revenue from telecom activities. The Net Banking Income (NBI) of Mobile Financial Services is recognized in other operating income (see Note 4.2 to the Consolidated Financial Statements).

(3)   See Section 7.2.1 Financial glossary.

Net income

(at December 31, in millions of euros)	2021	2020 on a historical basis
Operating income	2,521	5,521
Finance costs, net	(782)	(1,314)
Income taxes (1)	(962)	848
Consolidated net income	778	5,055
Net income attributable to owners of the parent company	233	4,822
Net income attributable to non-controlling interests	545	233

(1)   Including, in 2020, tax income relating to the settlement of the tax dispute in France in respect of fiscal years 2005-2006 for 2,246 million euros (see Note 10.2 to the Consolidated Financial Statements).

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Organic cash flow from telecom activities

(at December 31, in millions of euros)	2021	2020 on a historical basis
Organic cash flow from telecom activities (1)	2,401	2,494

(1)   See Section 3.1.5 Financial indicators not defined by IFRS, Section 7.2.1 Financial glossary, and Note 1.8 to the Consolidated Financial Statements. Excluding, in 2020, tax income relating to the settlement of the tax dispute in France in respect of fiscal years 2005-2006 for 2,246 million euros (see Note 10.2 to the Consolidated Financial Statements). By definition, organic cash flow from telecom activities excludes the impact from amounts received or paid in respect of the main disputes.

Net financial debt

(at December 31, in millions of euros)	2021	2020 on a historical basis
Net financial debt (1)	24,269	23,489

(1)   See Section 3.1.5 Financial indicators not defined by IFRS, Section 7.2.1 Financial glossary and Note 13.3 to the Consolidated Financial Statements. Net financial debt as defined and used by Orange does not take into account Mobile Financial Services activities, for which this concept is not relevant.

For further information on the risks relating to the Orange group’s financial debt, see Section 2.1.3 Financial risks.

3.1.1.2     Summary of results for the fiscal year 2021

Revenue totaled 42,522 million euros in 2021, up 0.6% on a historical basis and 0.8% on a comparable basis with 2020. On a comparable basis, Africa & Middle East countries are the main contributors to this growth with an increase of 10.6% over a year, followed by the Other European countries (up 2.6%) and B2B services (up 0.5%). The 1.6% decrease in revenue in France can be mainly explained by the decline in co-financing received from third-party operators for the FTTH network between the two periods. In Spain, the 4.7% decline in revenue reflects the fiercely competitive environment. On a comparable basis, the increase in Group revenue between 2020 and 2021 is driven by retail services (see Section 7.2.1 Financial Glossary) which continue to grow thanks to convergent services (up 1.9% year-on-year) in France and in Other European countries, and mobile only services (up 4.2%) in Africa and Middle East countries, while the fixed only services fell by 2.8%, affected by the downward trend of classic fixed telephony. On a comparable basis, income from wholesale services is down by 6.8% due to the decrease of co-financing in France while IT & integration services (up 6.6%) and equipment sales (up 8.5%) continue to increase, with the latter nearly returning to their 2019 level.

Commercial activity showed very robust performance, particularly for fiber. The Group has 11.8 million FTTH accesses, up 22.1% year-on-year on a comparable basis, on a basis of 56.5 million households connectable to FTTH connection at December 31, 2021, up 19.7% year-on-year. In France, the FTTH access base has grown by 31.7% year-on-year. The convergent customer base has 11.5 million customers across the Group at December 31, 2021, up 2.1% year-on-year, on a comparable basis. Mobile services have 224.3 million accesses at December 31, 2021, up 4.3% year-on-year, of which 82.0 million are contracts, up 4.8% year-on-year, on a comparable basis. Fixed services amounted to 46.4 million accesses at December 31, 2021 (down 1.7% year-on-year on a comparable basis), of which 11.8 million are FTTH accesses, which continue their strong growth (see above). Fixed narrowband accesses dropped 13.3% year-on-year, due to the downward trend for conventional fixed telephony. Lastly, Mobile Financial Services cover 1.7 million customers in Europe and 0.7 million customers in Africa.

EBITDAaL totaled 12,566 million euros in 2021, down 0.9% on a historical basis and 0.5% on a comparable basis with 2020. This result includes an expense of 172 million euros in 2021 related to the employee shareholding program Together 2021 (see Section 3.1.1.3 Significant Events). Excluding the effect of this program, EBITDAaL would have increased by 0.8% between the two periods, thanks to the strong performance of Africa & Middle East countries and Other European countries which make it possible to offset the decline in Spain, B2B services and France.

Operating income totaled 2,521 million euros in 2021, compared with 5,521 million euros in 2020, on a historical basis, i.e., a drop of 2,999 million euros. This decrease can be mainly explained, firstly, by the goodwill impairment of 3,702 million euros in Spain and, secondly, by the recognition of an expense of 1,225 million euros in connection with the renewal of the French part-time for seniors plans (Temps Partiel Séniors - TPS relating to the employment of older workers in France). These impacts are partially offset by the 2,279 million euro increase in income from the review of the fixed assets, investments and businesses portfolio, primarily on the basis of the recognition in 2021 of gains from the loss of exclusive control of Orange Concessions (FiberCo in France) and Światlowód Inwestycje (FiberCo in Poland). See all of these elements in Section 3.1.1.3 Significant Events.

Consolidated net income totaled 778 million euros in 2021, compared with 5,055 million euros in 2020, a drop of 4,278 million euros. This contraction can be mainly explained by the 2,999 million euro decrease in operating income on a historical basis and by the counter-effect of the recognition, in 2020, of current tax income of 2,246 million euros following the settlement of a tax dispute in France in respect of fiscal years 2005-2006 (see Note 10.2 to the Consolidated Financial Statements).

Economic CAPEX stood at 7,660 million euros in 2021, up 7.4% on a historical basis and 7.8% on a comparable basis. This increase, in line with the announced objective, follows the year 2020 that was marked by substantial co-financing received from third-party operators for the FTTH network and by a slowdown in investments related to the Covid-19 health crisis. In the second half of 2021, economic CAPEX began to fall.

Organic cash flow from telecom activities stood at 2,401 million euros in 2021, compared with 2,494 million euros in 2020, in line with the announced target.

Net financial debt amounted to 24,269 million euros at December 31, 2021. This increase of 780 million euros compared with 2020, despite the disposal of 50% of Orange Concessions (see Section 3.1.1.3 Significant Events), is particularly due to the use in 2021 of a portion of the funds received following resolution of the tax dispute in France in respect of fiscal years 2005-2006 (see Note 10.2 to the Consolidated Financial Statements) and to cash outflows relating to telecommunication licenses (particularly 5G licenses in Spain). The ratio of net financial debt to EBITDAaL from telecom activities stood at 1.91x at December 31, 2021, in line with the announced target.

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For dividend information, see Section 6.3 Dividend distribution policy.

3.1.1.3     Significant events

The Group’s main significant events are described in Section 1.3 Significant events.

3.1.2      Analysis of the Group’s results and capital expenditure

3.1.2.1     Group revenue

3.1.2.1.1      Revenue

Revenue by segment (1) (at December 31, in millions of euros)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
France	18,092	18,394	18,461	(1.6)%	(2.0)%
Europe	10,579	10,665	10,580	(0.8)%	(0.0)%
Spain	4,720	4,951	4,951	(4.7)%	(4.7)%
Other European countries	5,870	5,724	5,638	2.6%	4.1%
Eliminations	(11)	(9)	(9)	26.9%	26.3%
Africa & Middle East	6,381	5,770	5,834	10.6%	9.4%
Enterprise	7,757	7,718	7,807	0.5%	(0.6)%
International Carriers & Shared Services	1,515	1,454	1,450	4.2%	4.5%
Eliminations	(1,802)	(1,801)	(1,861)
Group total	42,522	42,201	42,270	0.8%	0.6%

(1)   Revenue from telecom activities (see Notes 1.1 and 4.1 to the Consolidated Financial Statements). The Net Banking Income (NBI) of Mobile Financial Services is recognized in other operating income (see Note 4.2 to the Consolidated Financial Statements).

Revenue by offer (1) (at December 31, in millions of euros)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Retail services (B2C+B2B) (2)	30,564	30,036	30,123	1.8%	1.5%
Convergent services	7,417	7,277	7,276	1.9%	1.9%
Mobile only services	10,652	10,218	10,317	4.2%	3.2%
Fixed only services	9,088	9,345	9,277	(2.8)%	(2.0)%
IT & integration services	3,407	3,196	3,252	6.6%	4.8%
Wholesale services	7,702	8,266	8,255	(6.8)%	(6.7)%
Equipment sales	3,070	2,831	2,821	8.5%	8.9%
Other revenue	1,186	1,068	1,072	11.1%	10.7%
Group total	42,522	42,201	42,270	0.8%	0.6%

(1)   Revenue from telecom activities (see Notes 1.1 and 4.1 to the Consolidated Financial Statements). The Net Banking Income (NBI) of Mobile Financial Services is recognized in other operating income (see Note 4.2 to the Consolidated Financial Statements).

(2)   See Section 7.2.1 Financial glossary.

In 2021, Orange group revenue totaled 42,522 million euros, an increase of 0.6% on a historical basis and 0.8% on a comparable basis with 2020.

Change on a historical basis

On a historical basis, the 0.6% increase in Group revenue between 2020 and 2021, an increase of 252 million euros, includes:

−    the negative impact of foreign exchange fluctuations, which amounted to 196 million euros, mainly as a result of movements in the US dollar (for 70 million euros), the Polish zloty (for 68 million euros) and the Egyptian pound (for 25 million euros) against the euro;

−    the favorable impact of changes in the scope of consolidation and other changes, which stand at 126 million euros and primarily include the effect of the takeover of Telekom Romania Communications (TKR) on September 30, 2021 for 164 million euros (see Section 3.1.1.3 Significant events); and

−    the organic change on a comparable basis, representing an increase in revenue of 322 million euros.

Change on a comparable basis

On a comparable basis, the increase of 322 million euros or 0.8% in the Group revenue between 2020 and 2021 is mainly attributable to:

−    the 433 million euro increase (i.e. 4.2% growth) of Mobile only services relating to:

-      the sharp increase of mobile services (prepaid and contracts) in nearly all Africa & Middle East countries, mainly driven by the growth in data services, as well as by the increase in mobile only services in France,

-      partially offset by the decline of mobile only services in Spain in a context of polarization of offers and a general market movement toward low-cost offers;

−    the 239 million euro improvement (i.e. up 8.5%) in Equipment sales, after the 9.5% drop in 2020 against the backdrop of the Covid-19 health crisis (effect of the lockdowns). Between the two periods, this increase is mainly driven (i) by mobile equipment sales in France, in Europe (Spain, Poland, Belgium and Moldova) and for B2B services, and (ii) by fixed equipment and Internet sales (excluding network equipment) in Spain;

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−    the 212 million euro increase (a rise of 6.6%) for IT & integration services, primarily for B2B services (mainly security, Cloud, digital & data services), and to a lesser degree, in Poland;

−    the 140 million euro growth (i.e., up 1.9%) in Convergent services, up in France and in all the Other European countries, and mainly offset by the significant activity downturn in Spain; and

−    the increase of 118 million euros (i.e. an increase of 11.1%) of Other revenue, both in France (in connection with the progression of other contents and notifications, the removal of copper cables, and deployments of build-to-suit mobile sites), for services to International Carriers & Shared Services (especially submarine cable installation and maintenance and the deep sea survey activities of Orange Marine) and in Poland (recovery of the energy resale activity).

These positive changes are partially offset by:

−    the 564 million euro drop (i.e., down 6.8%) in Wholesale services, mainly in France, and to a lesser degree in Poland and in Africa & Middle East countries. In France, the downturn of wholesale services is mainly related to: (i) the counter-effect of the significant co-financing of FTTH lines received from other carriers in 2020, the downward trend of unbundling and national roaming, and the decline of interconnection (particularly mobile call termination due to the regulation), (ii) partially offset by the increase in construction, marketing, operation and optical fiber network maintenance activities (particularly leased lines of third-party carrier); and

−    the 257 million euro decrease (i.e. down 2.8%) in Fixed only services, primarily due to:

-      the structural drop in fixed only narrowband services (conventional telephony) in France, and to a lesser degree, in Poland and in Africa & Middle East countries, and

-      the downturn in fixed only services for B2B services related to (i) the contraction of voice services (with the downward trend of conventional fixed telephony and the counter-effect of the significant use of audio-conference services in 2020 during the lockdown periods), and (ii) the decline in data services (due to the transformation of service technologies and, additionally, the drop in satellite TV broadcasting services (Globecast) which were still impacted by the Covid-19 health crisis),

-      partially offset by the growth in fixed only broadband services in France and in Africa & Middle East countries (due to the progression of optical fiber offers), while these services are down in Spain due to the highly competitive environment.

The analysis of the change in revenue by business segment is detailed in Section 3.1.3 Review by business segment.

3.1.2.1.2      Number of customers

Number of customers (at December 31, in thousands, at the end of the period)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Convergent services
Number of convergent customers	11,533	11,295	11,056	2.1%	4.3%
Mobile services
Number of mobile accesses (1)	224,311	215,026	214,094	4.3%	4.8%
o/w: Convergent customers mobile accesses	20,937	20,272	19,826	3.3%	5.6%
Mobile only accesses	203,375	194,754	194,268	4.4%	4.7%
o/w: Contract customers mobile accesses	82,026	78,300	77,368	4.8%	6.0%
Prepaid customers mobile accesses	142,285	136,726	136,726	4.1%	4.1%
Fixed services
Number of fixed accesses	46,365	47,168	45,110	(1.7)%	2.8%
Fixed retail accesses	31,119	31,501	29,442	(1.2)%	5.7%
o/w: Fixed broadband accesses	23,491	22,701	21,680	3.5%	8.4%
o/w: Very high-speed fixed broadband accesses	12,302	10,113	9,635	21.6%	27.7%
o/w: Convergent customers fixed accesses	11,533	11,295	11,056	2.1%	4.3%
Fixed only accesses	11,958	11,405	10,624	4.8%	12.6%
Fixed narrowband accesses	7,628	8,800	7,762	(13.3)%	(1.7)%
Fixed wholesale accesses	15,246	15,667	15,667	(2.7)%	(2.7)%
Group total (2)	270,676	262,194	259,204	3.2%	4.4%

(1)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(2)   Number of mobile and fixed service accesses.

3.1.2.2     Group operating results

3.1.2.2.1      Group EBITDAaL

(at December 31, in millions of euros)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
EBITDAaL	12,566	12,635	12,680	(0.5)%	(0.9)%
Telecom activities	12,696	12,799	12,839	(0.8)%	(1.1)%
EBITDAaL/Revenue from telecom activities	29.9%	30.3%	30.4%	(0.5 pt)	(0.5 pt)
Mobile Financial Services	(131)	(165)	(160)	20.7%	18.3%

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This section presents the transition from Group revenue to EBITDAaL by type of expense, after presentation adjustments, as presented in Section 3.1.5.2 EBITDAaL and in Note 1 to the Consolidated Financial Statements.

(at December 31, in millions of euros)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	42,522	42,201	42,270	0.8%	0.6%
External purchases (1) (2)	(17,950)	(17,681)	(17,684)	1.5%	1.5%
Commercial expenses, equipment and content costs (1) (2)	(7,378)	(6,839)	(6,868)	7.9%	7.4%
Service fees and inter-operator costs (1)	(4,349)	(4,573)	(4,529)	(4.9)%	(4.0)%
Other network expenses and IT expenses (1)	(3,530)	(3,449)	(3,503)	2.3%	0.8%
Other external purchases (1) (2)	(2,693)	(2,820)	(2,785)	(4.5)%	(3.3)%
Other operating income and expenses (1) (2)	196	40	44	388.1%	344.1%
Labor expenses (1) (2)	(8,626)	(8,454)	(8,465)	2.0%	1.9%
Operating taxes and levies (1) (2)	(1,890)	(1,918)	(1,924)	(1.4)%	(1.8)%
Depreciation and amortization of financed assets	(84)	(55)	(55)	52.1%	52.1%
Depreciation and amortization of right-of-use assets	(1,481)	(1,378)	(1,384)	7.5%	7.0%
Interest on debts related to financed assets (2) (3)	(1)	(1)	(1)	1.3%	1.3%
Interest on lease liabilities (2) (3)	(120)	(119)	(120)	0.8%	(0.6)%
EBITDAaL (3)	12,566	12,635	12,680	(0.5)%	(0.9)%

(1)   See Section 7.2.1 Financial glossary.

(2)   Adjusted data (see Section 3.1.5 Financial indicators not defined by IFRS and Note 1 to the Consolidated Financial Statements).

(3)   Interest on debts related to financed assets and interest on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in finance costs, net presented in the Consolidated Financial Statements.

In 2021, the Orange group’s EBITDAaL amounted to 12,566 million euros (comprising 12,696 million euros from telecom activities and a 131 million euro loss from Mobile Financial Services activities), down 0.9% on a historical basis and 0.5% on a comparable basis with 2020.

The ratio of EBITDAaL from telecom activities to revenue is 29.9% in 2021, down 0.5 points on 2020 both on a historical basis and on a comparable basis.

Change on a historical basis

On a historical basis, the 0.9% decrease in Group EBITDAaL between 2020 and 2021, i.e., a drop of 114 million euros, can be explained by:

−    (i) the negative effect of foreign exchange fluctuations which stood at 51 million euros, mainly considering the trend of the US dollar and the Polish zloty against the euro, (ii) partially offset by the positive impact of changes in the scope of consolidation and other changes for 6 million euros, with primarily the effect of the takeover of Telekom Romania Communications (TKR) on September 30, 2021; and

−    the organic change on a comparable basis, representing a fall of 69 million euros in EBITDAaL.

Change on a comparable basis

On a comparable basis, the decrease of 0.5% or 69 million euros in Group EBITDAaL between 2020 and 2021 is mainly due to:

−    the 7.9% increase, i.e. 539 million euros, in adjusted commercial expenses, equipment and content costs (see Section 7.2.1 Financial glossary), after the 6.0% fall observed in 2020 against the backdrop of the Covid-19 health crisis. This increase can be explained (i) mainly by the growth of equipment sales and the recovery of the entire commercial activity in France, in Europe and for B2B services, as well as (ii) by the increase in content costs in Spain (mainly costs of television services and soccer rights), (iii) by the increase in retail fees and commissions in Africa & Middle East countries (Orange Money commercial momentum and activity), and (iv) by the increase in advertising, promotion and sponsoring expenses (notably the Paris 2024 Olympic and Paralympic Games);

−    2.0% growth, i.e. 171 million euros, of adjusted labor expenses (see Section 7.2.1 Financial Glossary), mainly due to the recognition in 2021, of the expense related to the Employee Offering, Together 2021, for 172 million euros (see Section 3.1.1.3 Significant Events). Between the two periods, the average number of employees (full-time equivalent, see Section 7.2.1 Financial Glossary) is down 2.0% representing a decrease of 2,670 employees in full-time equivalent (mainly in France, in Spain and in Poland). Wages and employee benefit expenses are stable between the two periods: the decline in the average number of employees (full-time equivalent) of entities located in France is largely offset by the effect of labor policies in France and internationally;

−    the progression of 7.5%, i.e., an increase of 103 million euros in depreciation and amortization of right-of-use assets, mainly in France (increase in leased lines, commissioning of new technical sites), as well as in the Other European countries and in Africa & Middle East countries;

−    the 2.3% or 81 million euro increase in other network and IT expenses (see Section 7.2.1 Financial glossary), mainly in Spain, and in Africa & Middle East countries (in connection with the activity growth, development of data services and continued deployment of networks); and

−    the increase of 52.1% or 29 million euros in depreciation and amortization of financed assets in France (set-top boxes financed by an intermediary bank; see Note 8.5 to the Consolidated Financial Statements).

These unfavorable changes are partially offset by:

−    the 0.8% increase in revenue, i.e. 322 million euros;

−    the 4.9% or 224 million euro decrease in service fees and inter-operator costs (see Section 7.2.1 Financial glossary), in the majority of countries, resulting from the widespread decline of interconnection costs in nearly all countries, reflecting the general decrease of fixed and mobile services to carriers and the regulatory decline of call termination rates in some countries, mainly in Europe and in Africa & Middle East countries;

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−    the 21.4% or 129 million euro increase in other adjusted operating income (see Section 7.2.1 Financial glossary and Note 4.2 to the Consolidated Financial Statements), due in particular to the progression of Net Banking Income (NBI) from Mobile Financial Services, the increase in site rentals and franchises income and the increase of insurance indemnities in respect of losses and damages;

−    the 4.5% or 127 million euro decrease in other adjusted external purchases (see Section 7.2.1 Financial glossary), relating in particular (i) to the decrease in overheads, mainly in France and in Spain, in a context already marked by the Covid-19 health crisis (travel savings, canceled events, transformation of working methods), and (ii) the counter-effect of the Covid-19 health crisis, with the recognition in 2020 of significant additional costs related to health measures;

−    the 1.4% or 28 million euro decrease in adjusted operating taxes and levies (see Section 7.2.1 Financial glossary and Note 10.1 to the Consolidated Financial Statements). This decrease can be mainly explained (i) by the decrease in France in 2021 of the applicable rate of the company value added contributions (CVAE, primary component of the territorial economic contribution (CET), see Note 10.1 to the Consolidated Financial Statements), (ii) partially offset by the recorded increase in Africa & Middle East countries, particularly due to the activity upturn; and

−    the 4.8% or 27 million euro contraction of other adjusted operating expenses (see Section 7.2.1 Financial glossary and Note 5.2 to the Consolidated Financial Statements). This decrease is mainly due to lower impairment and losses on trade receivables from telecom activities (particularly in France, Europe and for Enterprise services) due primarily to the re-assessment of the risk of non-recovery of trade receivables at December 31, 2021, mainly in connection with the effects of the Covid-19 health crisis (see Note 4.3 and 5.2 to the Consolidated Financial Statements).

In 2020, an amount of 253 million euros was recognized for the main specific additional costs generated by management of the Covid-19 health crisis.

3.1.2.2.2      Group operating income

(at December 31, in millions of euros)	2021	2020 on a comparable basis	2020 on a historical basis
Operating income	2,521	5,537	5,521
Telecom activities	2,702	5,736	5,715
Mobile Financial Services	(182)	(200)	(195)

This section presents the transition from EBITDAaL to Group operating income by type of expense, after presentation adjustments, as presented in Section 3.1.5.2 EBITDAaL and in Note 1 to the Consolidated Financial Statements.

(at December 31, in millions of euros)	2021	2020 on a comparable basis	2020 on a historical basis
EBITDAaL	12,566	12,635	12,680
Significant litigations	(134)	(211)	(211)
Specific labor expenses	(1,276)	(12)	(12)
Fixed assets, investments and businesses portfolio review	2,507	228	228
Restructuring program costs	(422)	(83)	(83)
Acquisition and integration costs	(51)	(37)	(37)
Depreciation and amortization of fixed assets	(7,074)	(7,106)	(7,134)
Reclassification of cumulative translation adjustment from liquidated entities	(0)	-	-
Impairment of goodwill	(3,702)	-	-
Impairment of fixed assets	(17)	5	(30)
Share of profits (losses) of associates and joint ventures	3	(2)	(2)
Elimination of interest on debts related to financed assets (1)	1	1	1
Elimination of interest on lease liabilities (1)	120	119	120
Operating income	2,521	5,537	5,521

(1)   Interest on debts related to financed assets and interest on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in finance costs, net presented in the Consolidated Financial Statements.

In 2021, Orange group operating income amounted to 2,521 million euros (of which 2,702 million euros from telecom activities and a loss of 182 million euros from Mobile Financial Services activities), down 54.3% on a historical basis and 54.5% on a comparable basis with respect to 2020.

Change on a historical basis

On a historical basis, the 54.3% decrease, representing a fall of 2,999 million euros, in Group operating income between 2020 and 2021 reflects:

−    the favorable impact of changes in the scope of consolidation and other changes for 43 million euros, corresponding primarily to the effect of the takeover in Telekom Romania Communications (TKR) on September 30, 2021 for 40 million euros (see Section 3.1.1.3 Significant events);

−    the negative effect of foreign exchange fluctuations which amounts to 27 million euros, mainly resulting from the performance of the US dollar against the euro; and

−    the organic change on a comparable basis, representing a fall of 3,015 million euros in operating income.

Change on a comparable basis

On a comparable basis, the 54.5% or 3,015 million euro decrease in Group operating income between 2020 and 2021 is mainly due to:

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−    the goodwill impairment in 2021 of 3,702 million euros in Spain (see Note 7 to the Consolidated Financial Statements). In Spain, the business plan has been significantly revised downward since December 31, 2020, in view of (i) a deteriorating competitive environment despite market consolidation operations (affected by the erosion of average revenue per user) and (ii) uncertainties surrounding the continuation of the Covid-19 health crisis (delay in the forecasts for economic recovery);

−    the recognition in 2021 of an expense of 1,225 million euros under the renewal of the French part-time for seniors plans (Temps Partiel Séniors - TPS, plans relating to agreements for the employment of older workers in France) as part of the intergenerational agreement signed at the end of 2021 for the 2022-2024 period (see Section 3.1.1.3 Significant events); and

−    the 339 million euro increase in restructuring program costs, mainly concerning Spain (employee departure plans; closure of points of sale), services to International Carriers & Shared Services (in respect of the optimization of real estate assets), and to a lesser degree, Poland (employee departure plans) and Africa & Middle East countries;

−    partially offset by the 2,279 million euro increase of income from the review of the fixed assets, investments and businesses portfolio, mainly due to the recognition in 2021 of (i) a 2,124 million euro gain from the loss of exclusive control of Orange Concessions (see Section 3.1.1.3 Significant events), and (ii) a 340 million euro gain from the loss of exclusive control of Światlowód Inwestycje (FiberCo in Poland, see Section 3.1.1.3 Significant events), (iii) partly counterbalanced by the drop in income from the disposal of fixed assets between the two periods (see Note 8.1 to the Consolidated Financial Statements).

3.1.2.3     Group net income

(at December 31, in millions of euros)	2021	2020 on a historical basis
Operating income	2,521	5,521
Cost of gross financial debt excluding financed assets	(829)	(1,099)
Interest on debts related to financed assets (1)	(1)	(1)
Gains and losses on assets contributing to net financial debt	(3)	(1)
Foreign exchange gain (loss)	65	(103)
Interest on lease liabilities (1)	(120)	(120)
Other net financial expenses	106	11
Finance costs, net	(782)	(1,314)
Income taxes (2)	(962)	848
Consolidated net income	778	5,055
Net income attributable to owners of the parent company	233	4,822
Net income attributable to non-controlling interests	545	233

(1)   Interest on debts related to financed assets and interest on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in finance costs, net presented in the Consolidated Financial Statements.

(2)   Including, in 2020, the effect of tax income relating to the settlement of the tax dispute in France in respect of fiscal years 2005-2006 for 2,246 million euros (see Note 10.2 to the Consolidated Financial Statements).

The consolidated net income of the Orange group totaled 778 million euros in 2021, compared with 5,055 million euros in 2020, a decrease of 4,278 million euros. This decrease is chiefly attributable to:

−    the fall of 2,999 million euros in operating income on a historical basis;

−    the 1,810 million euro increase in current tax payables (see Note 10.2 to the Consolidated Financial Statements), which primarily stems from:

-      the change in the income tax expense of the Orange SA tax consolidation group. This can be mainly explained by the counter-effect of the recognition in 2020 of a current tax income of 2,246 million euros following the settlement of a tax dispute in France for fiscal years 2005-2006 (see Note 10.2 to the Consolidated Financial Statements), partially offset (i) by the recognition in 2021 of a current tax income of 376 million euros relating to the re-estimate of an income tax expense recognized prior to the reported periods, and (ii) by the fall in the results of entities in the Orange SA tax consolidation group, and

-      to a lesser degree, (i) the 125 million euro increase in deferred tax expense in the UK under the Orange brand, and (ii) the 60 million euro increase in depreciation of deferred tax assets in Spain (see Note 10.2 to the Consolidated Financial Statements);

−    partially offset by the 532 million euro improvement in finance costs, net (see Note 13.2 to the Consolidated Financial Statements). This change primarily results from (i) the decrease in the cost of gross financial debt excluding financed assets, mainly due to the decrease in the volume of bonds and the change in the interest rate effect of derivatives covering debt denominated in Polish zloty, (ii) the improvement of foreign exchange income, mainly linked to the effect of derivative instruments (cross currency swaps) set up by the Group to cover its economic exposure on the subordinated notes issued in pounds sterling, for which the revaluation in respect of foreign exchange risk is not recognized, and (iii) to a lesser degree, by the increase in other net financial expenses.

Net income attributable to non-controlling interests amounted to 545 million euros in 2021, compared with 233 million euros in 2020 (see Note 15.6 to the Consolidated Financial Statements). After taking into account net income attributable to non-controlling interests, the net income attributable to owners of the parent company totaled 233 million euros in 2021, compared with 4,822 million euros in 2020, a drop of 4,589 million euros.

3.1.2.4     Group comprehensive income

The Group’s transition from consolidated net income to consolidated comprehensive income is described in the Consolidated statement of comprehensive income in the Consolidated Financial Statements.

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3.1.2.5     Group capital expenditure

Investments in property, plant and equipment and intangible assets (1) (at December 31, in millions of euros)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
eCAPEX	7,660	7,103	7,132	7.8%	7.4%
Elimination of proceeds from sales of property, plant and equipment and intangible assets (2)	163	450	444	(63.8)%	(63.4)%
Telecommunication licenses	926	969	969	(4.4)%	(4.4)%
Financed assets (3)	40	241	241	(83.3)%	(83.3)%
Group total	8,789	8,764	8,787	0.3%	0.0%

(1)   See Notes 1.5 and 8 to the Consolidated Financial Statements.

(2)   Elimination of proceeds from sales of property, plant and equipment and intangible assets included in economic CAPEX (eCAPEX).

(3)   Financed assets include set-up boxes in France, which are financed by an intermediary bank and meet the standard criterion for the definition of property, plant and equipment according to IAS 16 (see Note 8.5 to the Consolidated Financial Statements).

Between 2020 and 2021, the Group’s investments in property, plant and equipment and intangible assets are generally stable. Between the two periods, the progression of investments in property, plant and equipment and intangible assets excluding telecommunication licenses is wholly offset by the decline in other capital expenditure, primarily related to the financed assets, and also to telecommunication licenses.

The Group’s financial investments (see Section 7.2.1 Financial glossary) are described in Section 3.1.4 Cash flow, financial debt and equity.

3.1.2.5.1      Capital expenditure

3.1.2.5.1.1       Economic CAPEX

(at December 31, in millions of euros)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
eCAPEX	7,660	7,103	7,132	7.8%	7.4%
Telecom activities	7,636	7,070	7,102	8.0%	7.5%
eCAPEX/Revenue from telecom activities	18.0%	16.8%	16.8%	1.2 pt	1.2 pt
Mobile Financial Services	24	33	30	(26.8)%	(20.1)%

In 2021, the Orange group’s economic CAPEX amounted to 7,660 million euros (including 7,636 million euros for telecom activities and 24 million euros for Mobile Financial Services). The ratio of economic CAPEX to revenue from telecom activities is 18.0% in 2021, up 1.2 points on 2020 on a historical basis and on a comparable basis.

Change on a historical basis

On a historical basis, the 7.4% or 528 million euro increase in the Group’s economic CAPEX between 2020 and 2021 is due to (i) the negative effect of foreign exchange fluctuations, which amounted to 26 million euros, mainly as a result of movements in the US dollar against the euro, (ii) the negative impact of changes in the scope of consolidation and other changes for 3 million euros, and (iii) the organic change on a comparable basis, i.e. an increase of 557 million euros in economic CAPEX.

Change on a comparable basis

On a comparable basis, the 557 million euro or 7.8% increase in the Group’s economic CAPEX between 2020 and 2021 is attributable mainly to:

−    the decrease in co-financing in France. The Group’s investments benefit from co-financing received from third-party operators and subsidies (particularly in France, Spain and Poland) which are deducted from economic CAPEX;

−    the decrease in fixed asset disposals, mostly related to the counter-effect of the significant disposals made in 2020 (i) for shared services (in the context of the optimization of real estate assets), (ii) in France (with in particular the disposal of FTTH connections to SFR in 2020, following the agreement reached between Orange and SFR in May 2018), (iii) in Spain (with the second phase of the disposal of mobile sites to Cellnex in 2020 for 75 million euros), and (iv) to a lesser degree, for B2B services (with the interruption of a significant project for a business customer with the resale of the assets to the customer in 2020);

−    the growth of investments in very high-speed mobile broadband networks (4G/5G), mainly in Spain, and to a lesser degree in France, in Other European countries and in Africa & Middle East countries. At the same time, the Group maintains its gross investments in very high-speed fixed networks (FTTH). At December 31, 2021, the Group had 56.5 million households connectable to FTTH worldwide (up 19.7% year-on-year), of which 28.8 million in France, 15.7 million in Spain, 5.9 million in Poland, 2.8 million in Romania and 2.4 million in Africa & Middle East countries (see Section 3.1.1.3 Significant events). The total number of households connectable to all very high-speed networks (FTTH and cabled networks) totaled 57.5 million at December 31, 2021; and

−    by the increase of economic CAPEX relating to leased terminals, to the Livebox and equipment installed on customer premises, mainly in France, in connection with the decrease in financed assets (also recognized in investments in property, plant and equipment and intangible assets);

−    partially offset (i) by the fall in capital expenditure on legacy fixed and mobile networks in France, in line with the gradual migration of customers to very high-speed fixed and mobile broadband networks (optical fiber and 4G/5G), and (ii) by the decline in investments linked to IT and to customer service platforms, mainly in France.

3.1.2.5.1.2       Telecommunication licenses

In 2021, telecommunication licenses (see Note 8.4 to the Consolidated Financial Statements) amounted to 926 million euros and mainly concern (i) Spain for 618 million euros, principally with the acquisition of 5G licenses for 611 million euros (of which two blocks of 10 MHz frequencies in the 700 MHz frequency band), (ii) France for 264 million euros (corresponding to the renewal of 2G licenses for 207 million euros and 3G licenses for 57 million euros), and (iii) Belgium for 22 million euros.

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In 2020, telecommunication licenses amounted to 969 million euros on a historical basis and mainly concerned (i) the acquisition of 5G licenses in France for 875 million euros (for 90 MHz of spectrum in the 3.5 GHz frequency band) and in Slovakia for 37 million euros, and (ii) the renewal of the 3G licenses in the 2,100 MHz frequency band in Romania for 30 million euros.

Telecommunication licenses may, in some cases, give rise to annual fees recognized as operating taxes and levies in the Consolidated income statement.

3.1.2.5.2      Investment commitments

Investment commitments are set out in Note 16 to the Consolidated Financial Statements.

3.1.2.5.3      Investment projects

Orange maintains the targets of the Engage 2025 strategic plan, in a context still impacted by the Covid-19 health crisis. The Group continues to prioritize its investments and its non-strategic asset disposals depending on the expected value creation, with the ambition of reaching a ratio of economic CAPEX to revenue from telecom activities of around 15% by 2023. In line with the announced guidance, Orange expects its investments to fall from 2022.

In addition, Orange confirms its commitment aimed at reducing its carbon footprint with the ambition of reaching 50% renewable energy in 2025, particularly through the signing of the Power Purchase Agreement (PPA, see Section 3.1.1.3 Significant events) and will continue its commitment for digital inclusion.

In its core business, the Group continues to revolutionize the operator role, confirming its leadership while further upgrading its infrastructure based on new fixed and mobile network technologies (FTTH and Standalone 5G in particular, see Section 3.1.1.3 Significant events), by taking advantage of its data in partnership with major Cloud and AI players and by deploying more high-performance IT infrastructures (datacenter, information systems for the next-generation supply chain, etc.):

−    In fixed networks, whether using proprietary infrastructure or third-party networks via co-financing or optimized leasing, Orange has raised its ambitions in terms of the marketing of its FTTH offers to more than 65 million households in Europe by 2023, thus confirming its European leadership in fiber. The growth will be bolstered by new services based on the home of the future by leveraging the gradual increase in household speeds.

Concerning its FTTH infrastructure, Orange will continue to invest directly to meet its commitments in medium-density areas (AMII), for example in France. Conversely, to continue the industrial effort in certain areas while controlling its investments, Orange will rely on its FiberCo companies such as Orange Concessions, which brings together the FTTH connections of the public initiative networks (Réseaux d’Initiative Publique) in France (see Section 3.1.1.3 Significant events).

These FTTH deployments make it possible to accelerate the decommissioning of copper in France that could end around 2030 (see Section 1.4.1 Operating activities - France). Furthermore, the current transition is accompanied by a plan to replace wooden poles with composite equipment with a smaller environmental footprint.

−    On the mobile network, 5G looks set to disrupt the telecom industry. After several commercial launches in Europe (France, Spain, Poland, Romania, Slovakia, Luxembourg), the Group will continue its extension of the 5G coverage by making core network replacements for optimal 5G (Standalone 5G) from 2023. Orange aims to offer lower latency and use network slicing, i.e. prioritizing certain network slices to cover critical usage or specific needs. The technical performance of 5G technology will enable the emergence of many new uses, both for the general public (immersive videos, Cloud gaming) and for businesses, for which 5G will be a catalyst of digital transformation (optimization of production times, remote control of machines, predictive maintenance, etc.). To optimize deployments of its mobile infrastructures, in terms of rhythm, coverage and financial capacities, Orange will continue to develop network sharing agreements (such as those already in place in Spain and in Belgium). Through its TowerCo TOTEM (see Section 3.1.1.3 Significant events), Orange aims to achieve value creation thanks to improved operating efficiency, optimization of investments and an increase in occupancy rate. In this context, there are plans to develop TOTEM on the European market beyond France and Spain.

−    In the Enterprise segment, Orange intends to take advantage of the major shift in telecommunications represented by SD-WAN (Software-Defined Wide Area Network) technology. Orange is thus positioning itself as a trusted partner that supports companies seeking to optimize their connectivity costs, make their networks more reliable, extract value from their data, and ensure a performance in line with the data speed required by services and applications. This commitment is supported by equipment financing programs to minimize customer investments in equipment.

To ensure the deployment and maintenance of international connectivity, Orange will also continue to invest in submarine cable projects in regions where Orange has a strong presence (see Section 3.1.1.3 Significant events).

In Africa & Middle East, a high growth region, Orange plans to accelerate the deployment of mobile and fixed services in urban and rural areas. Multiservice activities, and especially financial services, are also central to the 2025 growth strategy for Africa & Middle East countries.

In Mobile Financial Services, Orange Bank plans to extend its scope (through Orange Bank Africa in particular) and to diversify its product portfolio (loans, insurance, specific digital banking offers) while optimizing its IT infrastructure.

See also Section 1.2.3 The Orange group strategy.

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3.1.3      Review by business segment

The following table presents the Orange group’s main operating data (financial data and workforce information) by segment for fiscal years 2021 and 2020 on a comparable basis and 2020 on a historical basis.

For more details on segment information, see Note 1 to the Consolidated Financial Statements.

For the fiscal year ended December 31 (in millions of euros)	France				Europe
		Spain	Other European countries	Europe eliminations	Europe Total
2021
Revenue	18,092	4,720	5,870	(11)	10,579
EBITDAaL	6,867	1,251	1,579	-	2,830
Operating income	2,653	(3,724)	791	-	(2,933)
eCAPEX	4,117	980	913	-	1,893
Telecommunication licenses	264	618	32	-	650
Average number of employees	49,447	6,589	19,755	-	26,345
2020 - Data on a comparable basis
Revenue	18,394	4,951	5,724	(9)	10,665
EBITDAaL	7,073	1,433	1,482	-	2,914
Operating income	3,729	407	421	-	828
eCAPEX	3,759	969	891	-	1,860
Telecommunication licenses	876	6	67	-	73
Average number of employees	51,492	7,052	20,668	-	27,720
2020 - Data on a historical basis
Revenue	18,461	4,951	5,638	(9)	10,580
EBITDAaL	7,163	1,433	1,499	-	2,932
Operating income	3,809	407	389	-	796
eCAPEX	3,748	969	878	-	1,847
Telecommunication licenses	876	6	67	-	73
Average number of employees	51,476	7,052	19,755	-	26,807

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Africa & Middle East	Enterprise	International Carriers & Shared Services	Telecom activities eliminations	Total telecom activities	Mobile Financial Services	Group eliminations	Group total

6,381	7,757	1,515	(1,795)	42,530	-	(7)	42,522
2,265	970	(237)	-	12,696	(131)	1	12,566
1,291	474	1,217	-	2,702	(182)	1	2,521
1,064	318	243	-	7,636	24	-	7,660
12	-	-	-	926	-	-	926
14,474	28,143	12,650	-	131,059	943	-	132,002

5,770	7,718	1,454	(1,794)	42,208	-	(7)	42,201
1,939	1,058	(185)	-	12,799	(165)	1	12,635
1,011	653	(486)	-	5,736	(200)	1	5,537
1,025	336	91	-	7,070	33	-	7,103
20	0	0	-	969	-	-	969
14,501	27,440	12,644	-	133,797	875	-	134,672

5,834	7,807	1,450	(1,855)	42,277	-	(7)	42,270
1,964	1,023	(244)	-	12,839	(160)	1	12,680
1,027	621	(538)	-	5,715	(195)	1	5,521
1,036	339	133	-	7,102	30	-	7,132
20	0	0	-	969	-	-	969
14,501	27,429	12,726	-	132,939	848	-	133,787

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3.1.3.1     France

France (at December 31, in millions of euros)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	18,092	18,394	18,461	(1.6)%	(2.0)%
EBITDAaL	6,867	7,073	7,163	(2.9)%	(4.1)%
EBITDAaL/Revenue	38.0%	38.4%	38.8%	(0.5 pt)	(0.8 pt)
Operating income	2,653	3,729	3,809	(28.8)%	(30.3)%
eCAPEX	4,117	3,759	3,748	9.5%	9.9%
eCAPEX/Revenue	22.8%	20.4%	20.3%	2.3 pt	2.5 pt
Telecommunication licenses (1)	264	876	876	(69.9)%	(69.9)%
Average number of employees	49,447	51,492	51,476	(4.0)%	(3.9)%

(1)   See Section 3.1.2.5.1.2 Telecommunication licenses.

3.1.3.1.1      Revenue - France

France (at December 31, in millions of euros)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	18,092	18,394	18,461	(1.6)%	(2.0)%
Retail services (B2C+B2B)	10,846	10,764	10,764	0.8%	0.8%
Convergent services	4,697	4,559	4,559	3.0%	3.0%
Mobile only services	2,276	2,236	2,245	1.8%	1.4%
Fixed only services	3,872	3,968	3,959	(2.4)%	(2.2)%
Fixed only broadband services	2,862	2,757	2,748	3.8%	4.2%
Fixed only narrowband services	1,010	1,212	1,212	(16.6)%	(16.6)%
Wholesale services	5,313	5,798	5,866	(8.4)%	(9.4)%
Equipment sales	1,226	1,187	1,187	3.3%	3.3%
Other revenue	708	646	644	9.6%	9.9%

Change on a historical basis

On a historical basis, the 369 million euro decrease in revenue from France between 2020 and 2021 stems from (i) the negative impact of changes in the scope of consolidation and other changes amounting to 66 million euros, and (ii) organic change on a comparable basis representing a 303 million euro decrease in revenue.

Change on a comparable basis

On a comparable basis, the 303 million euro or 1.6% decrease in revenue from France between 2020 and 2021 can be mainly explained (i) by the fall in services to carriers and, to a lesser degree, by the decrease of conventional telephony services (narrowband), (ii) partially offset by the increase in convergent services, by the increase in fixed only broadband services and also by the growth of other revenue, mobile only services and equipment sales.

In detail, the 303 million euro decrease in revenue from France between the two periods is primarily related to:

−    the 486 million euro decrease in Wholesale services, primarily related to (i) the counter-effect of the significant co-financing of FTTH lines received from other carriers in 2020, the downward trend of unbundling and national roaming, and the decline of interconnection (particularly mobile call termination due to the regulation), (ii) partially offset by the progression of optical fiber network construction, marketing, operation and maintenance activities (particularly leased lines of third-party carrier); and

−    the 96 million euro decrease in revenue from Fixed only services, due to the structural decline of conventional telephony (down 16.6% or 201 million euros), while fixed only broadband services grew by 105 million euros (up 3.8%), boosted by the 4.0% growth in the fixed only broadband access base. Between the two periods, 12-month fixed only broadband ARPO (see Section 7.2.1 Financial glossary) fell by 1.3%.

This decrease is partially offset by:

−    the 138 million euro increase of Convergent services which continue their growth, in connection with the 1.1% increase of the convergent customer base year-on-year. This growth in volume is also accompanied by growth in value. The 12-month convergent ARPO (see Section 7.2.1 Financial glossary) grew by 1.1% between December 31, 2020 and December 31, 2021, thanks to the effects of all commercial operations conducted. Between the two periods, the growth of convergent ARPO is mitigated by the fall in income from out of bundle usage, due to the decrease in content offer consumption with respect to the consumption observed during the successive lockdowns of 2020 and due to the less extensive catalog of content. Furthermore, the number of mobile telephones in households continues to grow, with 10.0 million convergent mobile customers at December 31, 2021 (up 1.6% year-on-year), i.e. 1.69 mobile accesses per convergent customer;

−    the 62 million euro growth in Other revenue, driven by the effect of the growth of other contents and notifications (particularly push SMS), the increase in revenue from the removal of copper cables, the development in the rollout of build-to-suit mobile sites (enabling Orange to accelerate the rollout of its mobile network and increase its coverage in less densely populated areas and along transport routes, while limiting investments);

−    the 40 million euro increase in the revenue of Mobile only services, driven (i) by the 1.9% increase in 12-month mobile only ARPO (see Section 7.2.1 Financial glossary) between December 31, 2020 and December 31, 2021, and (ii) by the 0.9% increase in the mobile only access base; and

−    the 39 million euro increase in Equipment sales, linked to the turnaround of commercial activity after the decline recorded in 2020 due to the Covid-19 health crisis.

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3.1.3.1.2      EBITDAaL - France

Change on a historical basis

On a historical basis, the 296 million euro decrease in EBITDAaL from France between 2020 and 2021 can be explained (i) by the negative impact of changes in the scope of consolidation and other changes amounting to 91 million euros, and (ii) by the organic change on a comparable basis representing a decrease of 205 million euros in EBITDAaL.

Change on a comparable basis

On a comparable basis, the 205 million euro decrease in EBITDAaL in France between 2020 and 2021 is mainly attributable to:

−    (i) the 303 million euro drop in revenue, (ii) the increase in commercial expenses and cost of equipment (mainly linked to the costs of terminals and other equipment sold), in connection with the progression of equipment sales, the recovery of commercial activity and the acceleration of the penetration of fiber, (iii) the increase in depreciation and amortization of right-of-use assets (due in particular to the increase in leased lines and the commissioning of new technical sites), and (iv) by the increase in network expenses, in connection with the deployment of fiber;

−    partially offset by (i) the reduction in other external purchases, partly due to the reduction in overheads and the counter-effect of the specific additional costs generated by the management of the Covid-19 health crisis in 2020, (ii) the decrease in operating taxes and levies, primarily related to the decrease in 2021 of the applicable rate of the company value added contributions (Cotisation sur la Valeur Ajoutée des Entreprises - CVAE, primary component of the territorial economic contribution (Contribution Économique Territoriale - CET), see Note 10.1 to the Consolidated Financial Statements), (iii) the reduction of other operating expenses, mainly related to the decrease in impairment and losses on trade receivables (re-assessment of the risk of non-recovery of trade receivables at December 31, 2021, mainly in connection with the effects of the Covid-19 health crisis, see Note 4.3 to the Consolidated Financial Statements), and (iv) by the reduction in interconnection expenses (due to the downturn in the mobile carrier services activity).

3.1.3.1.3      Operating income - France

Change on a historical basis

On a historical basis, the 1,156 million euro decrease in operating income in France between 2020 and 2021 stems from (i) the negative impact of changes in the scope of consolidation and other changes amounting to 80 million euros, and (ii) organic change on a comparable basis representing a 1,075 million euro decrease in operating income.

Change on a comparable basis

On a comparable basis, the 1,075 million euro decrease in operating income in France between 2020 and 2021 is largely attributable to:

−    (i) the recognition in 2021, of a specific labor expense of 959 million euros, mainly in respect of the renewal of the French part-time for seniors plans (Temps Partiel Séniors - TPS, plans relating to agreements for the employment of older workers in France, see Section 3.1.1.3 Significant events), and (ii) the reduction of 205 million euros in EBITDAaL;

−    partially offset by the 71 million euro decrease in the net expense on significant litigations, corresponding to the reassessment of the risk on various disputes.

3.1.3.1.4      Economic CAPEX - France

Change on a historical basis

On a historical basis, the 369 million euro increase in economic CAPEX from France between 2020 and 2021 stems from (i) the positive impact of changes in the scope of consolidation and other changes amounting to 11 million euros, and (ii) organic change on a comparable basis representing an increase of 358 million euros in economic CAPEX.

Change on a comparable basis

On a comparable basis, the 358 million euro increase in economic CAPEX in France between 2020 and 2021 is mainly attributable to:

−    the reduction in co-financing received from third-party carriers (counter-effect of significant co-financing of FTTH lines received from other carriers in 2020), which are deducted from economic CAPEX;

−    the increase in economic CAPEX relating to leased terminals, the Livebox and equipment installed on customer premises, in connection with the decrease in financed assets (also recognized in investments in property, plant and equipment and intangible assets);

−    the decrease in fixed asset disposals, mainly due to the counter-effect of the disposal of FTTH connections to SFR in 2020, following the agreement signed in May 2018 between Orange and SFR (which led to Orange withdrawing from 236 municipalities in its AMII area, in favor of SFR); and

−    to a lesser degree, the growth of investments in (4G/5G) very high-speed mobile broadband networks;

−    partially offset by (i) the fall in capital expenditure on legacy networks in line with the gradual migration of customers to very high-speed fixed and mobile broadband networks (FTTH and 4G/5G), and (ii) by the decline of investments linked to IT and to customer service platforms.

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3.1.3.1.5      Additional information - France

France (at December 31, in thousands, at the end of the period)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Convergent services
Number of convergent customers	5,905	5,843	5,843	1.1%	1.1%
12-month convergent ARPO (in euros) (2)	69.6	68.8	68.8	1.1%	1.1%
Mobile services
Number of mobile accesses (1)	21,785	21,521	21,521	1.2%	1.2%
o/w: Convergent customers mobile accesses	9,968	9,807	9,807	1.6%	1.6%
Mobile only accesses	11,817	11,714	11,714	0.9%	0.9%
o/w: Contract customers mobile accesses	20,055	19,629	19,629	2.2%	2.2%
Prepaid customers mobile accesses	1,730	1,893	1,893	(8.6)%	(8.6)%
12-month mobile only ARPO (in euros) (2)	17.0	16.7	16.8	1.9%	1.5%
Fixed services
Number of fixed accesses	29,431	30,291	30,291	(2.8)%	(2.8)%
Fixed retail accesses	15,543	15,872	15,872	(2.1)%	(2.1)%
o/w: Fixed broadband accesses	12,260	11,955	11,955	2.5%	2.5%
o/w: Very high-speed fixed broadband accesses	5,947	4,515	4,515	31.7%	31.7%
o/w: Convergent customers fixed accesses	5,905	5,843	5,843	1.1%	1.1%
Fixed only accesses	6,355	6,112	6,112	4.0%	4.0%
12-month fixed only broadband ARPO (in euros) (2)	35.8	36.3	36.2	(1.3)%	(0.9)%
o/w: Fixed narrowband accesses	3,283	3,917	3,917	(16.2)%	(16.2)%
o/w: PSTN accesses	3,249	3,880	3,880	(16.3)%	(16.3)%
Other fixed accesses	34	36	36	(5.9)%	(5.9)%
Fixed wholesale accesses	13,889	14,419	14,419	(3.7)%	(3.7)%
o/w: FTTH accesses	5,217	3,785	3,785	37.9%	37.9%
Copper accesses	8,671	10,635	10,635	(18.5)%	(18.5)%

(1)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(2)   See Section 7.2.1 Financial glossary.

Between 2020 and 2021, the customer base proved resilient in a very competitive environment.

The total mobile access base is up 1.2% year-on-year, with 21.8 million customers at December 31, 2021. Contract offers grew 2.2% year-on-year, reflecting both (i) the growth in premium offers, driven by Open convergent offers (which reached 10.0 million customers at December 31, 2021), (ii) the increase in Sosh brand offers, and to a lesser degree (iii) the increase in offers for SMEs. The Sosh offers had a total of 4.5 million customers at December 31, 2021, up 6.4% year-on-year. The prepaid customer bases are structurally in decline, down 8.6%. In addition, there are 17.0 million 4G customers at December 31, 2021, an increase of 3.9% year-on-year.

The total fixed broadband access base increased by 2.5% year-on-year to reach 12.3 million customers at December 31, 2021. This growth is mainly driven by (i) the dynamism of optical fiber offers, with a total of 5.9 million customers at December 31, 2021, up 31.7% year-on-year, and (ii) to a lesser degree, the continued growth of convergent offers, which grew by 1.1%, with 5.9 million customers at December 31, 2021. Moreover, 7.9 million customers had subscribed to IPTV and satellite TV offers at December 31, 2021, an increase of 3.9% year-on-year. Fixed access sold to other carriers (wholesale) are down 3.7% year-on-year, due to the structural decline of the activity and migration from copper accesses (down 18.5% year-on-year) to very high-speed broadband accesses (up 37.9% year-on-year).

3.1.3.2     Europe

Europe (at December 31, in millions of euros)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	10,579	10,665	10,580	(0.8)%	(0.0)%
EBITDAaL	2,830	2,914	2,932	(2.9)%	(3.5)%
EBITDAaL/Revenue	26.7%	27.3%	27.7%	(0.6 pt)	(1.0 pt)
Operating income	(2,933)	828	796	na	na
eCAPEX	1,893	1,860	1,847	1.8%	2.5%
eCAPEX/Revenue	17.9%	17.4%	17.5%	0.5 pt	0.4 pt
Telecommunication licenses (1)	650	73	73	ns	ns
Average number of employees	26,345	27,720	26,807	(5.0)%	(1.7)%

(1)   See Section 3.1.2.5.1.2 Telecommunication licenses.

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3.1.3.2.1      Revenue - Europe

Europe (at December 31, in millions of euros)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	10,579	10,665	10,580	(0.8)%	(0.0)%
Retail services (B2C+B2B)	7,046	7,215	7,147	(2.3)%	(1.4)%
Convergent services	2,720	2,718	2,717	0.1%	0.1%
Mobile only services	2,887	3,022	3,038	(4.5)%	(5.0)%
Fixed only services	1,087	1,171	1,083	(7.2)%	0.4%
IT & integration services	352	304	310	15.9%	13.7%
Wholesale services	1,886	1,943	1,924	(2.9)%	(1.9)%
Equipment sales	1,490	1,374	1,375	8.4%	8.4%
Other revenue	157	133	134	17.9%	17.1%

Europe (at December 31, in millions of euros)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	10,579	10,665	10,580	(0.8)%	(0.0)%
Spain	4,720	4,951	4,951	(4.7)%	(4.7)%
Poland	2,613	2,521	2,590	3.7%	0.9%
Belgium & Luxembourg	1,363	1,315	1,315	3.7%	3.7%
Central Europe (1)	1,904	1,901	1,746	0.2%	9.0%
Eliminations	(22)	(22)	(22)

(1)   Central Europe: entities in Moldova, Romania and Slovakia.

Change on a historical basis

On a historical basis, the stability of revenue for countries in Europe between 2020 and 2021 can be explained by:

−    the favorable impact of changes in the scope of consolidation and other changes for 164 million euros, relating to the effect of the takeover of Telekom Romania Communications (TKR) on September 30, 2021 (see Section 3.1.1.3 Significant events);

−    offset (i) by the negative effect of foreign exchange fluctuations for 79 million euros (mainly due to movements in the Polish zloty against the euro), and (ii) by the organic change on a comparable basis representing a 86 million euro contraction in revenue.

Change on a comparable basis

On a comparable basis, the 86 million euro or 0.8% decrease in revenue from countries in Europe between 2020 and 2021 is mainly attributable to:

−    the 277 million euro decrease in retail services (B2C+B2B) in Spain, and additionally the 57 million euro decrease in wholesale services, in all countries except Romania;

−    partially offset (i) by growth of 116 million euros of equipment sales in all countries, (ii) by growth of 109 million euros of retail services (B2C+B2B) in Other European countries, and (iii) to a lesser degree, by the 41 million euro increase in integration & IT services in Poland.

Between the two periods, the 86 million euro fall in revenue of countries in Europe is due to the 230 million euro decrease in revenue from Spain.

In detail, the 86 million euro decrease in revenue from countries in Europe between the two periods mainly stems from:

−    the decrease of 135 million euros in revenue from Mobile only services, mainly in Spain (132 million euros, see Section 3.1.3.2.6 Additional information - Spain), and to a lesser degree, in Slovakia and Belgium. In Spain, this decrease can be mainly explained by the 4.6% contraction in 12-month mobile only ARPO. The base of mobile only accesses is up 2.7% year-on-year, driven by the robust performances recorded in Poland, Belgium and Luxembourg;

−    the 84 million euro decrease in Fixed only services, mainly due (i) to the decrease in fixed only broadband services in Spain (in connection with the 10.3% drop in 12-month fixed only broadband ARPO) and in Romania, and (ii) the decline of conventional telephony in Poland; and

−    the 57 million euro decrease in revenue from Wholesale services, mainly in Poland. In Europe, the downturn in international wholesale services in Spain and Poland (reduction in international transit activity) is partially offset by the growth in visitor roaming and increase in incoming traffic.

This decrease is partially offset by:

−    the 116 million euro increase in revenue from Equipment sales in all countries, due to the recovery of commercial activity in 2021 with the opening of stores, contrary to 2020 which was marked by restrictions related to the Covid-19 health crisis; and

−    to a lesser degree, the 48 million euro increase in the revenue of IT & Integration services, mainly in Poland.

Between 2020 and 2021, revenue for Convergent services is stable (slightly up by 2 million euros): the deterioration of 114 million euros (down 5.8%) of convergent services in Spain, due to the competitive environment (see Section 3.1.3.2.6 Additional information - Spain), was offset by the 116 million euro growth (up 15.9%) of convergent services in Other European countries. The convergent customer base rose 3.2% year-on-year, up in all countries, and amounted to 5.6 million customers at December 31, 2021.

3.1.3.2.2      EBITDAaL - Europe

Change on a historical basis

On a historical basis, the 102 million euro decrease in EBITDAaL from countries in Europe between 2020 and 2021 stems from (i) the negative effect of foreign exchange fluctuations, amounting to 21 million euros, partially offset by the positive impact of changes in the scope of consolidation and other changes, amounting to 3 million euros, and (iii) organic change on a comparable basis representing a 85 million euro fall in EBITDAaL.

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Change on a comparable basis

On a comparable basis, the 85 million euro decrease in EBITDAaL from countries in Europe between 2020 and 2021 is mainly attributable to:

−    the growth of commercial, equipment expenses and content rights related (i) primarily to the growth of equipment sales and the business upturn in 2021 (counter-effect of the Covid-19 health crisis in 2020 which led to the decline of the costs of terminals and other equipment sold in nearly all countries), and (ii) to a lesser degree, to the rise in content cost in Spain due to the increase in television services costs and soccer rights; and

−    the 86 million euro decrease in revenue;

−    partially offset by the decline in service fees and inter-operator costs, mainly due to the decrease of interconnection expenses in all countries and related (i) to the decline of wholesale services and (ii) the regulatory decrease in call termination rates in some European countries.

3.1.3.2.3      Operating income - Europe

Change on a historical basis

On a historical basis, the 3,729 million euro decrease in operating income from countries in Europe between 2020 and 2021 includes (i) the positive effect of changes in the scope of consolidation and other changes for 37 million euros mainly as a result of the takeover of Telekom Romania Communications (TKR) on September 30, 2021 for 40 million euros (see Section 3.1.1.3 Significant events), (ii) the adverse impact of foreign exchange fluctuations for 5 million euros, and (iii) the organic change on a comparable basis representing a decrease of 3,761 million euros in operating income.

Change on a comparable basis

On a comparable basis, the 3,761 million euro decrease in operating income from countries in Europe between 2020 and 2021 is mainly attributable to:

−    the goodwill impairment in 2021 of 3,702 million euros in Spain (see Note 7 to the Consolidated Financial Statements) for which the business plan has been significantly revised downward since December 31, 2020, in view of (i) a deteriorating competitive environment despite market consolidation operations (affected by the erosion of average revenue per user) and (ii) uncertainties surrounding the continuation of the Covid-19 health crisis (delay in the forecasts for economic recovery); and

−    secondarily, (i) by the recognition in 2021, of an expense of 180 million euros in respect of the restructuring program costs in Spain (employee departure plans and closure of points of sale, see Note 5.3 to the Consolidated Financial Statements), and (ii) by the 85 million euro decrease in EBITDAaL;

−    partially offset by the recognition, in 2021, of a 340 million euro gain from the loss of exclusive control of Światlowód Inwestycje (FiberCo in Poland, see Section 3.1.1.3 Significant events).

3.1.3.2.4      Economic CAPEX - Europe

Change on a historical basis

On a historical basis, the 46 million euro increase in economic CAPEX from countries in Europe between 2020 and 2021 includes (i) the positive effect of changes in the scope of consolidation and other changes for 26 million euros, relating to the takeover of Telekom Romania Communications (TKR) on September 30, 2021 (see Section 3.1.1.3 Significant events), (ii) the adverse impact of foreign exchange fluctuations for 12 million euros, and (iii) the organic change on a comparable basis representing an increase of 33 million euros in economic CAPEX.

Change on a comparable basis

On a comparable basis, the 33 million euro increase in economic CAPEX from countries in Europe between 2020 and 2021 can be notably explained by the increase in investments in Belgium, related (i) to the increase in capital expenditure in networks (mainly the deployment of 5G) and (ii) the increase in IT investments.

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3.1.3.2.5      Additional information - Europe

Europe (at December 31, in thousands, at the end of the period)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Convergent services
Number of convergent customers	5,628	5,452	5,213	3.2%	8.0%
o/w: Spain	3,018	3,000	3,000	0.6%	0.6%
Poland	1,552	1,483	1,483	4.7%	4.7%
Belgium & Luxembourg	333	289	289	15.2%	15.2%
Central Europe (3)	725	680	441	6.7%	64.4%
12-month convergent ARPO (2)
Spain (in euros)	53.1	56.7	56.7	(6.4)%	(6.4)%
Poland (in zlotys)	111.9	105.7	105.7	5.8%	5.8%
Belgium (in euros)	73.2	75.1	75.1	(2.5)%	(2.5)%
Mobile services
Number of mobile accesses (1)	53,494	51,866	50,934	3.1%	5.0%
o/w: Convergent customers mobile accesses	10,968	10,465	10,020	4.8%	9.5%
Mobile only accesses	42,525	41,401	40,915	2.7%	3.9%
o/w: Contract customers mobile accesses	40,995	38,960	38,029	5.2%	7.8%
Prepaid customers mobile accesses	12,499	12,906	12,906	(3.2)%	(3.2)%
o/w: Spain	16,325	15,913	15,913	2.6%	2.6%
Poland	16,800	15,752	15,752	6.7%	6.7%
Belgium & Luxembourg	5,232	4,906	4,906	6.6%	6.6%
Central Europe (3)	15,136	15,295	14,363	(1.0)%	5.4%
12-month mobile only ARPO (2)
Spain (in euros)	10.7	11.3	11.3	(4.6)%	(4.6)%
Poland (in zlotys)	20.2	19.6	19.6	2.7%	2.7%
Belgium (in euros)	17.7	17.7	17.7	0.3%	0.3%
Fixed services
Number of fixed accesses	12,779	12,931	10,873	(1.2)%	17.5%
Fixed retail accesses	11,421	11,683	9,625	(2.2)%	18.7%
o/w: Fixed broadband accesses	8,925	8,792	7,772	1.5%	14.8%
o/w: Very high-speed fixed broadband accesses	5,727	5,226	4,748	9.6%	20.6%
o/w: Convergent customers fixed accesses	5,628	5,452	5,213	3.2%	8.0%
Fixed only accesses	3,297	3,340	2,558	(1.3)%	28.9%
o/w: Spain	4,032	4,032	4,032	(0.0)%	(0.0)%
Poland	2,746	2,702	2,702	1.6%	1.6%
Belgium & Luxembourg	416	348	348	19.8%	19.8%
Central Europe (3)	1,731	1,709	689	1.2%	151.1%
12-month fixed only broadband ARPO (2)
Spain (in euros)	26.4	29.4	29.4	(10.3)%	(10.3)%
Poland (in zlotys)	59.5	58.0	58.0	2.5%	2.5%
o/w: Fixed narrowband accesses	2,496	2,891	1,853	(13.7)%	34.7%
Fixed wholesale accesses	1,358	1,248	1,248	8.7%	8.7%
o/w: Spain	938	792	792	18.5%	18.5%
Poland	419	457	457	(8.2)%	(8.2)%

(1)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(2)   See Section 7.2.1 Financial glossary.

(3)   Central Europe: entities in Moldova, Romania and Slovakia.

Between 2020 and 2021, customer bases in European countries are resilient against the backdrop of the Covid-19 health crisis and a highly competitive environment, which is particularly evident in Spain.

On a comparable basis, the total mobile access base is up 3.1% year-on-year, with 53.5 million customers at December 31, 2021. Prepaid offers continued to decline, accentuated by the Covid-19 health crisis while the contract offers grew in nearly all countries, with a year-on-year increase of 5.2%.

On a comparable basis, the total fixed access base is down 1.2% year-on-year, with 12.8 million customers at December 31, 2021. The fixed broadband access base on the other hand, recorded a 1.5% year-on-year increase (with 8.9 million accesses at December 31, 2021), driven by the growth in very high-speed broadband, up 9.6% year-on-year (with 5.7 million accesses at December 31, 2021).

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3.1.3.2.6      Additional information - Spain

Spain (at December 31, in millions of euros)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	4,720	4,951	4,951	(4.7)%	(4.7)%
EBITDAaL	1,251	1,433	1,433	(12.7)%	(12.7)%
EBITDAaL/Revenue	26.5%	28.9%	28.9%	(2.4 pt)	(2.4 pt)
Operating income	(3,724)	407	407	na	na
eCAPEX	980	969	969	1.1%	1.1%
eCAPEX/Revenue	20.8%	19.6%	19.6%	1.2 pt	1.2 pt
Telecommunication licenses (1)	618	6	6	ns	ns
Average number of employees	6,589	7,052	7,052	(6.6)%	(6.6)%

(1)   See Section 3.1.2.5.1.2 Telecommunication licenses.

Revenue - Spain

Spain (at December 31, in millions of euros)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	4,720	4,951	4,951	(4.7)%	(4.7)%
Retail services (B2C+B2B)	3,198	3,476	3,476	(8.0)%	(8.0)%
Convergent services	1,870	1,984	1,984	(5.8)%	(5.8)%
Mobile only services	880	1,012	1,012	(13.1)%	(13.1)%
Fixed only services	435	471	471	(7.7)%	(7.7)%
IT & integration services	14	8	8	64.1%	64.1%
Wholesale services	900	916	916	(1.8)%	(1.8)%
Equipment sales	621	547	547	13.6%	13.6%
Other revenue	1	12	12	(88.2)%	(88.2)%

Both on a historical basis and on a comparable basis, the 230 million euro decline in revenue in Spain between 2020 and 2021 is mainly due to:

−    the 132 million euro decline in revenue from Mobile only services, mainly due to the continued migration of the market toward low-cost offers, resulting in (i) a 4.6% drop in 12-month mobile only ARPO and (ii) a 2.6% year-on-year contraction in the mobile only access base for contract customers (excluding M2M). The mobile access base for contract customers (excluding M2M) is impacted by competitive pressure and customer migration to low cost offers, while the mobile access base for prepaid offer customers continues to suffer from the Covid-19 health crisis and its effects on tourism;

−    the 114 million euro decrease in revenue for Convergent services, which can be explained by the persistently aggressive competitive environment leading to a 6.4% drop in 12-month convergent ARPO, which is partially offset by the 0.6% year-on-year rise in the convergent customer base; and

−    to a lesser degree, (i) by the 36 million euro drop in revenue for Fixed only services, also impacted by a competitive environment leading both to a 10.3% contraction of the 12-month fixed only broadband ARPO and to a 1.8% decline in the broadband fixed only accesses year-on-year, and (ii) by the contraction of 16 million euros in Wholesale services, related to the decline of international wholesale services;

−    partially offset by the 74 million euro growth in Equipment sales, related to the turnaround of the commercial activity in 2021 and the counter-effect of the Covid-19 health crisis in 2020 (with in particular the closing of stores).

EBITDAaL - Spain

Both on a historical basis and on a comparable basis, the 182 million euro decline in EBITDAaL in Spain between 2020 and 2021 is mainly due to:

−    (i) the 230 million euro decrease in revenue, (ii) the increase in content costs, mainly due to the increase in costs of television services and soccer rights, (iii) the growth in the costs of terminals and other products sold, in connection with the growth of equipment sales and the business upturn in 2021, and (iv) the increase in the operating expenses and network maintenance;

−    partially offset (i) by the reduction in service fees and inter-operator costs, owing to the decrease in network access connectivity costs due to customer migration to proprietary fiber networks and also the activity downturn (less transit activity), and (ii) by the fall in other external purchases, related in particular to the cost structure optimization efforts.

Operating income - Spain

Both on a historical basis and on a comparable basis, the 4,131 million euro decline in operating income in Spain between 2020 and 2021 is mainly due to:

−    the goodwill impairment in 2021 of 3,702 million euros in Spain (see Note 7 to the Consolidated Financial Statements) for which the business plan has been significantly revised downward since December 31, 2020, in view of (i) a deteriorating competitive environment despite market consolidation operations (affected by the erosion of average revenue per user) and (ii) uncertainties surrounding the continuation of the Covid-19 health crisis (delay in the forecasts for economic recovery); and

−    secondarily, (i) the 182 million euro decrease in EBITDAaL and (ii) the recognition in 2021 of an expense of 180 million euros in respect of the restructuring program costs (employee departure plans and closure of points of sale, see Note 5.3 to the Consolidated Financial Statements).

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Economic CAPEX - Spain

Both on a historical basis and on a comparable basis, Spain’s economic CAPEX is up 11 million euros between 2020 and 2021.

This slight increase stems (i) from the counter-effect of the recognition in 2020 of the second tranche of the disposal of mobile sites to Cellnex for 75 million euros, (ii) largely offset by the 64 million euro decrease (a 6.1% drop) in capital expenditure, due to less significant IT investments and a strong prioritization of network investments such as 5G.

3.1.3.3     Africa & Middle East

Africa & Middle East (at December 31, in millions of euros)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	6,381	5,770	5,834	10.6%	9.4%
EBITDAaL	2,265	1,939	1,964	16.8%	15.3%
EBITDAaL/Revenue	35.5%	33.6%	33.7%	1.9 pt	1.8 pt
Operating income	1,291	1,011	1,027	27.6%	25.7%
eCAPEX	1,064	1,025	1,036	3.8%	2.7%
eCAPEX/Revenue	16.7%	17.8%	17.8%	(1.1 pt)	(1.1 pt)
Telecommunication licenses (1)	12	20	20	(39.7)%	(39.2)%
Average number of employees	14,474	14,501	14,501	(0.2)%	(0.2)%

(1)   See Section 3.1.2.5.1.2 Telecommunication licenses.

The Africa & Middle East countries continue to suffer political, security and economic instability. Sometimes there are also tax or regulatory pressures that may affect the general business climate, the activity and earnings of subsidiaries and shareholdings, and that could continue to affect them in the future. In some cases, these situations have led the Group to book impairments on assets (see Notes 7, 8.3 and 11 to the Consolidated Financial Statements). For further information on these risk factors, see Section 2.1 Risk factors.

3.1.3.3.1      Revenue - Africa & Middle East

Africa & Middle East (at December 31, in millions of euros)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	6,381	5,770	5,834	10.6%	9.4%
Retail services (B2C+B2B)	5,579	4,945	5,007	12.8%	11.4%
Mobile only services	4,884	4,351	4,420	12.2%	10.5%
Fixed only services	664	566	562	17.3%	18.2%
IT & integration services	31	28	25	9.0%	23.0%
Wholesale services	654	686	695	(4.7)%	(5.8)%
Equipment sales	112	96	89	16.5%	25.7%
Other revenue	36	42	43	(14.5)%	(16.1)%

Africa & Middle East (at December 31, in millions of euros)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	6,381	5,770	5,834	10.6%	9.4%
Sonatel sub-group (1)	2,034	1,819	1,838	11.9%	10.7%
Côte d’Ivoire sub-group (2)	1,471	1,325	1,328	11.0%	10.7%
Egypt	960	866	891	10.9%	7.7%
Morocco	660	622	611	6.0%	7.9%
Jordan	397	378	392	5.2%	1.5%
Cameroon	383	329	329	16.5%	16.5%
Congo (DRC)	290	271	280	7.4%	3.5%
Other countries (3)	245	217	220	13.0%	11.3%
Eliminations	(60)	(56)	(56)	7.8%	7.6%

(1)   Sonatel sub-group: entities in Senegal, Mali, Guinea, Guinea-Bissau and Sierra Leone.

(2)   Côte d’Ivoire sub-group: entities in Côte d’Ivoire, Burkina Faso and Liberia.

(3)   Other countries: mainly Botswana, Central African Republic (CAR) and Madagascar.

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Change on a historical basis

On a historical basis, the 547 million euro increase in revenue from Africa & Middle East countries between 2020 and 2021 includes (i) the negative effect of foreign exchange fluctuations for 64 million euros mainly in the light of the movements in the Egyptian pound, the Jordanian dinar and the Guinean franc against the euro, and the (ii) the organic change on a comparable basis representing an increase of 611 million euros in revenue.

Change on a comparable basis

On a comparable basis, the 611 million euro increase in revenue from Africa & Middle East countries between 2020 and 2021, i.e. an increase of 10.6%, can be explained by the business upturn in all countries of the region with the exception of Central African Republic (CAR, impacted by a fire at the datacenter in the first half of 2021), with nine countries reporting two-digit growth. The activity is driven by the robust performances (i) of the Sonatel sub-group, mainly driven by Guinea, Mali and Sierra Leone, (ii) the Côte d’Ivoire sub-group, driven mainly by Burkina Faso and Côte d’Ivoire, (iii) Egypt, and (iv) to a lesser degree, Cameroon.

In detail, the 611 million euro growth in revenue of Africa & Middle East countries between the two periods mainly stems from:

−    the 533 million euro increase in Mobile only services, mainly related to (i) the upturn in data services, which reported 25.4% growth year-on-year (driven in particular by the vibrant 4G customer base which grew by 34.4% year-on-year and reached 44.4 million customers in December 31, 2021), and (ii) secondarily, the 4.4% growth of Orange Money year-on-year, supported by the 14.6% growth of the active customer base year-on-year (with 25.1 million active customers at December 31, 2021). Furthermore, the mobile access base continued to grow and reported 5.5% growth year-on-year, with mobile access bases increasing in nearly all countries; and

−    by the 98 million euro increase in the revenue of Fixed only services between the two periods, driven by the development of broadband services, up 28.9% year-on-year, with a fixed only broadband access base up 20.0% year-on-year, totaling 2.1 million customers at December 31, 2021;

−    partially offset by the contraction of 32 million euros in revenue from Wholesale services, particularly due to the decrease in revenue on hubbing and incoming international traffic volumes.

3.1.3.3.2      EBITDAaL - Africa & Middle East

Change on a historical basis

On a historical basis, the 301 million euro increase in EBITDAaL of Africa & Middle East countries between 2020 and 2021 includes (i) the negative effect of foreign exchange fluctuations for 21 million euros, (ii) the adverse effect of changes in the scope of consolidation and other changes for 4 million euros, and (iii) the organic change on a comparable basis, representing a 327 million euro increase in EBITDAaL.

Change on a comparable basis

On a comparable basis, the 327 million euro increase in EBITDAaL in Africa & Middle East countries between 2020 and 2021 is primarily explained by:

−    (i) revenue growth of 611 million euros, and to a lesser extent, (ii) the fall in interconnection costs due to the decline in domestic call termination and the slowdown in international transit activity;

−    partially offset (i) by the increase in operating taxes and levies, mainly due to the business upturn, (ii) by the increase in other operating expenses (net of other operating income), which can be explained by the recognition of provisions for risks in 2021 and the counter-effect of various settlements of trade payables in 2020, (iii) by the growth of distribution fees, in line with the upturn in commercial activity, in particular Orange Money, and (iv) by the increase in other network and IT expenses, with the development of data services and the continued deployment of the network in all countries.

3.1.3.3.3      Operating income - Africa & Middle East

Change on a historical basis

On a historical basis, the 264 million euro increase in the operating income of Africa & Middle East countries between 2020 and 2021 includes (i) the negative effect of foreign exchange fluctuations for 12 million euros, (ii) the adverse impact of changes in the scope of consolidation and other changes for 4 million euros, and (iii) organic change on a comparable basis, representing a 279 million euro increase in operating income.

Change on a comparable basis

On a comparable basis, the 279 million euro increase in the operating income of Africa & Middle East countries between 2020 and 2021 can be mainly explained by the increase of 327 million euros of EBITDAaL, partially offset by the recognition, in 2021, of a 41 million euro expense in respect of restructuring costs and programs.

3.1.3.3.4      Economic CAPEX - Africa & Middle East

Change on a historical basis

On a historical basis, the 28 million euro increase in economic CAPEX in Africa & Middle East countries between 2020 and 2021 includes (i) the negative impact of foreign exchange fluctuations for 11 million euros, (ii) the organic change on a comparable basis, representing an increase of 39 million euros in economic CAPEX.

Change on a comparable basis

On a comparable basis, the 39 million euro increase in economic CAPEX in Africa & Middle East countries between 2020 and 2021 is mainly due to the increase in investments in very high-speed mobile broadband networks (4G) to support changes in usage. The 4G customer base reached 44.4 million customers at the end of December 2021, up 34.4% year-on-year. In addition, Africa & Middle East countries had 2.4 million households connectable to very high-speed broadband at December 31, 2021, up 50.8% year-on-year.

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3.1.3.3.5      Additional information - Africa & Middle East

Africa & Middle East (at December 31, in thousands, at the end of the period)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Mobile services
Number of mobile accesses (1)	135,388	128,351	128,351	5.5%	5.5%
o/w: Contract customers mobile accesses	7,332	6,424	6,424	14.1%	14.1%
Prepaid customers mobile accesses	128,056	121,927	121,927	5.0%	5.0%
o/w: Sonatel sub-group (2)	37,631	35,453	35,453	6.1%	6.1%
Côte d’Ivoire sub-group (3)	28,115	25,693	25,693	9.4%	9.4%
Egypt	27,052	27,501	27,501	(1.6)%	(1.6)%
Morocco	13,897	13,304	13,304	4.5%	4.5%
Jordan	2,303	2,099	2,099	9.7%	9.7%
Cameroon	9,937	9,262	9,262	7.3%	7.3%
Congo (DRC)	11,452	10,495	10,495	9.1%	9.1%
Other countries (4)	5,000	4,542	4,542	10.1%	10.1%
Fixed services
Number of fixed accesses	2,878	2,542	2,542	13.2%	13.2%
Fixed retail accesses	2,878	2,542	2,542	13.2%	13.2%
o/w: Fixed broadband accesses	2,054	1,712	1,712	20.0%	20.0%
Fixed narrowband accesses	823	829	829	(0.7)%	(0.7)%

(1)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(2)   Sonatel sub-group: entities in Senegal, Mali, Guinea, Guinea-Bissau and Sierra Leone.

(3)   Côte d’Ivoire sub-group: entities in Côte d’Ivoire, Burkina Faso and Liberia.

(4)   Other countries: mainly Botswana, Central African Republic (CAR) and Madagascar.

3.1.3.4     Enterprise

Enterprise (at December 31, in millions of euros)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	7,757	7,718	7,807	0.5%	(0.6)%
EBITDAaL	970	1,058	1,023	(8.3)%	(5.2)%
EBITDAaL/Revenue	12.5%	13.7%	13.1%	(1.2 pt)	(0.6 pt)
Operating income	474	653	621	(27.5)%	(23.7)%
eCAPEX	318	336	339	(5.1)%	(6.0)%
eCAPEX/Revenue	4.1%	4.3%	4.3%	(0.2 pt)	(0.2 pt)
Average number of employees	28,143	27,440	27,429	2.6%	2.6%

3.1.3.4.1      Revenue - Enterprise

Enterprise (at December 31, in millions of euros)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	7,757	7,718	7,807	0.5%	(0.6)%
Fixed only services	3,633	3,816	3,851	(4.8)%	(5.7)%
Voice services (1)	1,106	1,230	1,237	(10.1)%	(10.6)%
Data services (2)	2,527	2,586	2,614	(2.3)%	(3.3)%
IT & integration services	3,195	3,032	3,086	5.4%	3.6%
Mobile services and equipment sales (3)	929	870	870	6.8%	6.8%
Mobile only services	636	644	649	(1.2)%	(2.0)%
Wholesale services	42	45	45	(7.3)%	(7.3)%
Equipment sales	250	180	175	39.0%	43.0%

(1)   Voice services include (i) legacy voice offers (PSTN access), (ii) Voice over Internet Protocol (VoIP) products, (iii) audio-conference services, (iv) incoming traffic for call centers, and (v) network equipment sales related to the operation of voice services.

(2)   Data services include (i) legacy data solutions still offered by Orange Business Services (Frame Relay, Transrel, leased lines, narrowband), (ii) services having reached a certain maturity such as IP-VPN, and broadband infrastructure products such as satellite or optical fiber access, (iii) satellite TV broadcast services, (iv) Business Everywhere roaming offers and (v) network equipment sales related to operation of data services.

(3)   Mobile services and equipment sales include (i) mobile only services, (ii) wholesale services, corresponding to incoming mobile B2B traffic invoiced to other carriers, and (iii) mobile equipment sales.

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Change on a historical basis

On a historical basis, the 50 million euro decrease in the Enterprise revenue between 2020 and 2021 can be explained by (i) the adverse effect of foreign exchange fluctuations for 51 million euros, mainly as a result of movements in the US dollar against the euro, (ii) the negative impact of changes in the scope of consolidation and other changes for 38 million euros, (iii) partially offset by the organic change on a comparable basis, representing an increase of 40 million euros in revenue.

Change on a comparable basis

On a comparable basis, the 40 million euro or 0.5% increase in Enterprise revenue between 2020 and 2021, mainly stems from (i) the increase in IT & integration services and to a lesser degree (ii) the growth of Mobile services and equipment sales, (iii) partially offset by the contraction of Fixed only services (voice and data).

In detail, the 40 million euro increase in Enterprise revenue between the two periods is primarily related to:

−    the 164 million euro increase in IT & Integration services, driven by the growth drivers of Cybersecurity up 13.8% year-on-year, Cloud up 9.3% year-on-year, and to a lesser degree, Digital & Data, up 7.4% year-on-year; and

−    the 59 million euro increase in Mobile services and equipment sales (see above definition in the table footnotes), largely linked to the upturn in equipment sales for 70 million euros, while roaming continued to be impacted by the travel restrictions related to the Covid-19 health crisis.

These changes are partially offset by the 184 million euros decrease in Fixed only services which can be explained by:

−    the 124 million euro decrease in Voice services (see above definition in table footnote), due to the downward trend of voice services (especially conventional telephony, contraction of 81 million euros, or decrease of 12.5% year-on-year) and the counter-effect of the significant use of audio-conference services in 2020 during the lockdown periods; and

−    the 59 million euro decrease in Data services (see definition below in table footnote), mainly internationally. This change can be explained by the transformation of service technologies and the contraction of satellite broadcasting services (Globecast) which are still impacted by the Covid-19 health crisis.

3.1.3.4.2      EBITDAaL - Enterprise

Change on a historical basis

On a historical basis, the 53 million euro decrease in Enterprise EBITDAaL between 2020 and 2021 includes (i) the positive effect of changes in the scope of consolidation and other changes for 47 million euros, (ii) the negative impact of foreign exchange fluctuations for 12 million euros, and (iii) organic change on a comparable basis, representing a decrease of 88 million euros in EBITDAaL.

Change on a comparable basis

On a comparable basis, the 88 million euro decrease in Enterprise EBITDAaL between 2020 and 2021 can essentially be attributed to:

−    (i) the increase in commercial expenses and equipment costs, in connection with the growth of mobile equipment sales and (ii) the rise in labor expenses mainly due to the development of IT & Integration services and the recognition, in 2021, of the expense relating to the Together 2021 Employee Offering (see Section 3.1.1.3 Significant events);

−    partially offset (i) by the drop in other network expenses and IT expenses, (ii) by the 40 million euro increase in revenue, (iii) by the decline in service fees and inter-operator costs, and (iv) to a lesser degree, by the drop in other operating expenses (net of other operating income).

3.1.3.4.3      Operating income - Enterprise

Change on a historical basis

On a historical basis, the 147 million euro decrease in Enterprise operating income between 2020 and 2021 includes (i) the positive impact of changes in the scope of consolidation and other changes for 47 million euros, and (ii) the negative effect of foreign exchange fluctuations for 14 million euros, and (iii) the organic change on a comparable basis, representing a decrease of 180 million euros in operating income.

Change on a comparable basis

On a comparable basis, the 180 million euro decrease in Enterprise operating income between 2020 and 2021 can be mainly explained (i) by the recognition in 2021, of a specific labor expense of 123 million euros, mainly under the renewal of the French part-time for seniors plans (plans relating to agreements for the employment of older workers in France, see Section 3.1.1.3 Significant events), (ii) by the contraction of 88 million euros in EBITDAaL, (iii) partially offset by the 33 million euro drop in depreciation and amortization of fixed assets, due to the slowdown of investments.

3.1.3.4.4      Economic CAPEX - Enterprise

Change on a historical basis

On a historical basis, the 20 million euro decrease in Enterprise economic CAPEX between 2020 and 2021 can be attributed to (i) the negative impact of foreign exchange fluctuations for 3 million euros, and (ii) the organic change on a comparable basis, representing a 17 million euro decrease in economic CAPEX.

Change on a comparable basis

On a comparable basis, the 17 million euro decrease in Enterprise economic CAPEX between 2020 and 2021 can essentially be attributed to minor projects in the construction phase.

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3.1.3.4.5      Additional information - Enterprise

Enterprise (at December 31, in thousands, at the end of the period)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Mobile services
Number of mobile accesses in France (1)	13,645	13,287	13,287	2.7%	2.7%
Fixed services
Number of fixed accesses in France	1,277	1,404	1,404	(9.0)%	(9.0)%
Fixed retail accesses	1,277	1,404	1,404	(9.0)%	(9.0)%
o/w: Fixed broadband accesses	251	241	241	4.1%	4.1%
Fixed narrowband accesses	1,026	1,163	1,163	(11.8)%	(11.8)%
IP-VPN accesses worldwide (2)	345	366	366	(5.7)%	(5.7)%
o/w: IP-VPN accesses in France (2)	299	307	307	(2.5)%	(2.5)%

(1)   Contract customers. Excluding customers of Mobile Virtual Network Operators (MVNOs).

(2)   Access of customers outside the Orange group, not including carrier market.

3.1.3.5     International Carriers & Shared Services

International Carriers & Shared Services (at December 31, in millions of euros)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	1,515	1,454	1,450	4.2%	4.5%
EBITDAaL	(237)	(185)	(244)	(27.9)%	3.0%
EBITDAaL/Revenue	(15.6)%	(12.7)%	(16.9)%	(2.9 pt)	1.2 pt
Operating income	1,217	(486)	(538)	na	na
eCAPEX	243	91	133	168.1%	82.7%
eCAPEX/Revenue	16.0%	6.2%	9.2%	9.8 pt	6.9 pt
Average number of employees	12,650	12,644	12,726	0.0%	(0.6)%

3.1.3.5.1      Revenue - International Carriers & Shared Services

International Carriers & Shared Services (at December 31, in millions of euros)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	1,515	1,454	1,450	4.2%	4.5%
Wholesale services	1,056	1,045	1,038	1.0%	1.7%
Other revenue	460	409	412	12.3%	11.5%

Change on a historical basis

On a historical basis, the 65 million euro increase in International Carriers & Shared Services revenue between 2020 and 2021 can be attributed to (i) the positive impact of changes in the scope of consolidation and other changes for 8 million euros, partially offset by the adverse effect of foreign exchange fluctuations for 4 million euros, and (ii) the organic change on a comparable basis, representing a 61 million euro increase in revenue.

Change on a comparable basis

On a comparable basis, the 4.2% or 61 million euro increase in revenue from International Carriers & Shared Services between 2020 and 2021 is attributable to:

−    the 50 million euro growth in Other revenue, mainly attributable to the upsurge in Orange Marine activities (installation and maintenance of submarine cables, seabed surveys), with a sharp business upturn in 2021 compared to 2020 (affected by the Covid-19 health crisis and the grounding of a vessel due to damage); and

−    the 11 million euro growth in Wholesale services, mainly on the fixed segment, bolstered by the growth in revenue from international and long distance networks.

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3.1.3.5.2      EBITDAaL - International Carriers & Shared Services

Change on a historical basis

On a historical basis, the 7 million euro improvement in EBITDAaL of International Carriers & Shared Services between 2020 and 2021 includes (i) the positive effect of changes in the scope of consolidation and other changes for 56 million euros, (ii) the positive effect of foreign exchange fluctuations for 3 million euros, and (iii) organic change on a comparable basis, representing a 52 million euro decrease in EBITDAaL.

Change on a comparable basis

On a comparable basis, the 52 million euro deterioration in EBITDAaL for International Carriers & Shared Services between 2020 and 2021 is mainly due to:

−    (i) the increase in labor expenses, mainly due to the recognition in 2021, of the expense relating to the Together 2021 Employee Offering (see Section 3.1.1.3 Significant events), (ii) the growth in other external purchases, partly due to the upsurge in Orange Marine activity and the growth in wholesale services, (iii) the increase in commercial expenses and equipment costs, mainly attributable to the increase in advertising, promotion and sponsoring expenses (rights for the 2024 Olympic Games), and (iv) the growth of IT expenses;

−    partially offset by the 61 million euro increase in revenue.

3.1.3.5.3      Operating income - International Carriers & Shared Services

Change on a historical basis

On a historical basis, the 1,756 million euro increase in operating income of International Carriers & Shared Services between 2020 and 2021 includes (i) the positive effect of changes in the scope of consolidation and other changes for 49 million euros, (ii) the positive effect of foreign exchange fluctuations for 3 million euros, and (iii) organic change on a comparable basis, representing a 1,703 million euro increase in operating income.

Change on a comparable basis

On a comparable basis, the 1,703 million euro improvement in operating income from International Carriers & Shared Services between 2020 and 2021 is mainly attributable to:

−    the recognition in 2021, of a gain of 2,124 million euros from the loss of exclusive control over Orange Concessions (see Section 3.1.1.3 Significant events);

−    partially offset by (i) the recognition in 2021 of a specific labor expense of 190 million euros, mainly in respect of the French part-time for seniors plans (plans relating to agreements for the employment of older workers in France, see Section 3.1.1.3 Significant events), (ii) by the contraction in income from the disposal of fixed assets (counter-effect of the significant disposals made in 2020 as part of the real estate portfolio optimization program) (iii) by the 86 million euro increase in restructuring program costs (mainly owing to the optimization of the real estate portfolio), and by the 52 million euro decrease in EBITDAaL.

3.1.3.5.4      Economic CAPEX - International Carriers & Shared Services

Change on a historical basis

On a historical basis, the 110 million euro increase in the economic CAPEX of International Carriers & Shared Services between 2020 and 2021 stems from (i) the adverse impact of changes in the scope of consolidation and other changes for 42 million euros, and (ii) the organic change on a comparable basis, representing a 152 million euro increase in economic CAPEX.

Change on a comparable basis

On a comparable basis, the 152 million euro increase in the economic CAPEX of International Carriers & Shared Services between 2020 and 2021 mainly results from the fall in disposals of fixed assets relating to the counter-effect of the significant disposals made in 2020 as part of the real estate optimization program.

3.1.3.6     Mobile Financial Services

Mobile Financial Services (at December 31, in millions of euros)	2021	2020 on a comparable basis	2020 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Net banking income (NBI) (1)	109	69	69	57.0%	57.8%
Cost of bank credit risk (2)	(46)	(31)	(31)	46.3%	46.3%
Operating income	(182)	(200)	(195)	9.3%	7.0%
eCAPEX	24	33	30	(26.8)%	(20.1)%
Average number of employees	943	875	848	7.7%	11.2%

(1)   Net Banking Income (NBI) recognized as other operating income (see Notes 1.2, 1.3 and 4.2 to the Consolidated Financial Statements).

(2)   Cost of bank credit risk recognized in other operating expenses (see Notes 1.2, 1.3 and 5.2 to the Consolidated Financial Statements).

In 2021, the Mobile Financial Services business continued to grow:

−    in Europe, with (i) the continued development of value offers, (ii) the repurchase of the minority interests of Groupama in Orange Bank, while maintaining the partnership with the latter (see Section 3.1.1.3 Significant events), (iii) strengthening of the Group’s investment by the 300 million euro increase in the capital of Orange Bank in 2021 to boost its growth drivers, and (iv) the signing of a partnership with Younited aimed at accelerating the development of consumer credit (see Section 3.1.1.3 Significant events). At December 31, 2021, Orange Bank had nearly 1.7 million customers in France and Spain (this number includes customers of all offers sold by Orange Bank for individuals, professionals and businesses: accounts, loans and mobile insurance); and

−    in Africa, with the continued acquisition of new customers in Côte d’Ivoire, expansion of the credit offering (consumer credit for Orange employees in Côte d’Ivoire) and the launch of the prepaid card. At December 31, 2021, Orange Bank Africa had 0.7 million customers.

3.1.3.6.1      Operating activities

The segment information for Mobile Financial Services (operating income, investments in property, plant and equipment and intangible assets) is presented in Notes 1.2 and 1.3 to the Consolidated Financial Statements.

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3.1.3.6.1.1       Operating income - Mobile Financial Services

Change on a historical basis

In 2021, the operating income of Mobile Financial Services is negative at 182 million euros.

On a historical basis, the 14 million euro improvement in operating income from Mobile Financial Services between 2020 and 2021 includes (i) the adverse effect of changes in the scope of consolidation and other changes amounting to 5 million euros, and (ii) organic change on a comparable basis representing a 19 million euro increase in operating income.

Change on a comparable basis

On a comparable basis, the 19 million euro improvement in operating income between 2020 and 2021 can essentially be attributed to:

−    (i) the 40 million euro increase in Net Banking Income (NBI, see Notes 1.2, 1.3 and 4.2 to the Consolidated Financial Statements), driven by the development of accounts and credit offers in Europe and banking activities in Africa, and through the integration of the neobank Anytime (see Section 3.1.1.3 Significant events), and (ii) to a lesser degree, the decrease in overheads;

−    partially offset (i) by the 14 million euro increase in cost of bank credit risk (see Notes 1.2, 1.3 and 5.2 to the Consolidated Financial Statements), primarily linked to the growth of the credit business in Spain and Africa, (ii) the increase in depreciation and amortization of fixed assets, due to the increase in year-on-year investments, (iii) the increase in restructuring program costs and (iv) the increase in acquisition and integration costs, due to the integration of neobank Anytime.

3.1.3.6.1.2       Economic CAPEX - Mobile Financial Services

Change on a historical basis

On a historical basis, the 6 million euro decrease in the economic CAPEX of Mobile Financial Services between 2020 and 2021 includes (i) the positive impact of changes in the scope of consolidation and other changes for 3 million euros, and (ii) the organic change on a comparable basis, representing a 9 million euro decrease in economic CAPEX.

Change on a comparable basis

On a comparable basis, the 9 million euro decrease in Mobile Financial Services economic CAPEX between 2020 and 2021 can essentially be attributed to fewer investments in Europe and Africa.

3.1.3.6.2      Assets, liabilities and cash flows

The segment information for Mobile Financial Services (operating income, investments in property, plant and equipment and intangible assets, assets, liabilities and cash flows) are presented in Note 1 to the Consolidated Financial Statements, and the activities of Mobile Financial Services (financial assets and liabilities, management of market risks connected with the activities, and unrecognized contractual commitments) are described in Note 17 to the Consolidated Financial Statements.

Note that since 2020, Orange Spain has set up a non-recourse program with Orange Bank for the disposal of receivables due in installments, replacing an existing program with a third-party bank. This program led to these receivables being derecognized from the balance sheet of Orange Spain (within telecom activities) and presented as customer loans and receivables within Mobile Financial Services activities (see Notes 4.3 and 17.1.1 to the Consolidated Financial Statements).

Loans and receivables of Orange Bank are comprised of loans and receivables to customers and credit institutions. Outstanding loans and receivables to customers at December 31, 2021 came to 2.3 billion euros, an increase of 297 million euros from December 31, 2020 due to the development of the business in France and Spain. Loans to B2C customers made up 96.3% of that total. 54.4% were consumer loans (see Note 17.1.1 to the Consolidated Financial Statements).

Debts related to Orange Bank transactions are composed of customer deposits and bank debts with financial institutions. Outstanding payables to customers (deposits and savings) at December 31, 2021 amounted to 1.8 billion euros, down 87 million euros from December 31, 2020 (see Note 17.1.2 to the Consolidated Financial Statements).

For more information on the risks related to Mobile Financial Services activities, see Section 2.1.3 Financial risks.

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3.1.4      Cash flow, financial debt and equity

To ensure the transparency of the financial statements and separate out the performance of telecom activities and Mobile Financial Services activities, the analysis and financial commentary are split to reflect these two business areas. Accordingly, Sections 3.1.4.1 Liquidity and cash flows from telecom activities and 3.1.4.2. Financial debt and liquidity position of telecom activities deal with telecom activities, and Section 3.1.3.6 Mobile Financial Services covers the Group’s banking activities.

3.1.4.1     Liquidity and cash flows from telecom activities

3.1.4.1.1      Organic cash flow from telecom activities

Organic cash flow from telecom activities is not a financial indicator defined by IFRS. For further information on the calculation of organic cash flow from telecom activities and the reasons why the Orange group uses this indicator, see Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

Organic cash flow from telecom activities stood at 2,401 million euros in 2021, compared with 2,494 million euros in 2020 (see Note 1.8 to the Consolidated Financial Statements).

Organic cash flow from telecom activities (at December 31, in millions of euros)	2021	2020 on a historical basis
EBITDAaL from telecom activities	12,696	12,839
eCAPEX of telecom activities	(7,636)	(7,102)
EBITDAaL - eCAPEX of telecom activities	5,060	5,736
Increase (decrease) in eCAPEX trade payables (1)	(205)	307
Decrease (increase) in working capital requirement (2)	120	(500)
Net interest paid and interest rate effects on net derivatives (net of dividends received) (3)	(997)	(1,127)
Income tax paid (4)	(955)	(1,085)
Other operating items (5)	(622)	(838)
Organic cash flow from telecom activities	2,401	2,494

(1)   Including advances on grants.

(2)   See Section 7.2.1 Financial glossary.

(3)   Excluding (i) interest paid on lease liabilities for 119 million euros in 2021 and 131 million euros in 2020, and (ii) interest paid on liabilities related to financed assets for 1 million euros in 2021 and 2020 (see Note 1.8 to the Consolidated Financial Statements).

(4)   Excluding, in 2020, tax income relating to the settlement of the tax dispute in France in respect of fiscal years 2005-2006 for 2,246 million euros (see Note 10.2 to the Consolidated Financial Statements). By definition, organic cash flow from telecom activities excludes the impact from amounts received or paid in respect of the main disputes.

(5)   Including (i) disbursements related to the French part-time for seniors plans (plans relating to agreements for the employment of older workers in France) and restructuring and integration costs, (ii) repayment of lease liabilities and payables related to financed assets, (iii) change in receivables and payables related to operating taxes and levies, and (iv) elimination of non-monetary effects.

Between 2020 and 2021, organic cash flow from telecom activities fell by 94 million euros, mainly due to:

−    the 534 million euro increase in economic CAPEX for telecom activities on a historical basis, mainly due to the drop in the co-financing received from third-party operators and the contraction in the disposals of fixed assets (see Section 3.1.2.5.1.1 eCAPEX);

−    the 512 million euro change in economic CAPEX trade payables of telecom activities between the two periods, due in particular to larger outflows in 2021 than in 2020 (counter-effect of the strong increase in investments at the end of 2020 in order to make up for the delay caused by the Covid-19 health crisis); and

−    to a lesser degree, by the contraction of 143 million euros in EBITDAaL for telecom activities on a historical basis (see Section 3.1.2.2.1 Group EBITDAaL);

−    partially offset by:

-      the 620 million euro change in working capital requirement between the two periods, mainly resulting from the counter-effect of the 483 million increase in gross trade receivables in 2020 against a 37 million euro decrease in 2021, mainly in France, and

-      (i) the 216 million euro improvement in other operating items (such as outflows related to the French part-time for seniors plans, relating to agreements for the employment of older workers in France), (ii) the 130 million euro decrease in income taxes paid (reflecting in particular the decrease in earnings in Spain), and (iii) the 130 million euro decrease in net interest paid and interest rates effects on net derivatives (excluding interest paid on lease liabilities and on debts related to financed assets, net of dividends received).

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3.1.4.1.2      Cash flows from telecom activities

Cash flows from telecom activities are presented in Note 1.8 to the Consolidated Financial Statements.

Simplified statement of cash flows from telecom activities (1) (at December 31, in millions of euros)	2021	2020 on a historical basis
Net cash provided by operating activities (2)	11,636	12,961
Net cash used in investing activities	(6,227)	(5,634)
Net cash used in financing activities	(5,160)	(5,490)
Cash change in cash and cash equivalents	249	1,839
Cash and cash equivalents in the opening balance	7,891	6,112
Cash change in cash and cash equivalents	249	1,839
Non-cash change in cash and cash equivalents	48	(59)
Cash and cash equivalents in the closing balance	8,188	7,891

(1)   See Note 1.8 to the Consolidated Financial Statements.

(2)   Including, in 2020, the effect of tax income relating to the settlement of the tax dispute in France in respect of fiscal years 2005-2006 for 2,246 million euros (see Note 10.2 to the Consolidated Financial Statements).

3.1.4.1.2.1       Net cash provided by operating activities (telecom activities)

Net cash provided by telecom activities is 11,636 million euros in 2021, versus 12,961 million euros in 2020.

In 2021, Orange pursued its policy of managing its working capital requirement. The effects on the change in working capital requirement (i) of the receivables disposal program, and (ii) the extended payment terms on certain suppliers of goods and services and fixed assets, are described in Notes 4.3 and 5.6, respectively to the Consolidated Financial Statements.

Change in net cash provided by operating activities (telecom activities) - 2021 vs. 2020 (at December 31, in millions of euros)	Decrease/ (Increase)
Net cash provided by operating activities in 2020	12,961
Increase (decrease) in operating income	(3,013)
Impairment of goodwill in Spain (1)	(3,702)
Other	689
Change in working capital requirement	620
Decrease (increase) in operating taxes and levies paid	57
Decrease (increase) in net interest paid and interest rate effects on net derivatives (net of dividends received)	141
Decrease (increase) in income tax paid	130
Tax dispute in France concerning fiscal years 2005-2006 (2)	(2,246)
Change in non-cash items included in operating income and reclassified items for presentation (3)	2,986
Impairment of goodwill in Spain (1)	3,702
Other (3)	(716)
Net cash provided by operating activities in 2021	11,636

(1)   See Note 7 to the Consolidated Financial Statements.

(2)   See Note 10.2 to the Consolidated Financial Statements.

(3)   Reclassified items for presentation include the elimination of operating taxes and levies included in operating income and presented separately above.

Between 2020 and 2021, the 1,325 million euro decrease in net cash provided by telecom activities is largely attributable to:

−    the counter-effect of the recognition in 2020 of tax income relating to the settlement of the tax dispute in France in respect of fiscal years 2005-2006 for 2,246 million euros (see Note 10.2 to the Consolidated Financial Statements);

−    partially offset by (i) the 689 million euro increase in the operating income of telecom activities on a historical basis excluding the goodwill impairment of 3,702 million euros in Spain in 2021 (without any impact on cash flows, see Note 7 to the Consolidated Financial Statements), and (ii) by the 620 million euro change in changes in working capital requirement between the two periods, mainly resulting from the counter-effect of the 483 million euro increase in gross trade receivables in 2020 against a 37 million euro decrease in 2021, mainly in France.

3.1.4.1.2.2       Net cash used in investing activities (telecom activities)

The net cash used in investing activities of telecom activities amounted to a negative 6,227 million euros in 2021, against a negative 5,634 million euros in 2020.

Between 2020 and 2021, the 593 million euro increase in net cash used in investing activities of telecom activities is largely attributable to:

−    the 1,411 million euro increase in purchases and sales of intangible assets and property, plant and equipment (net of the change in trade payables on fixed assets), essentially linked to (i) the growth of investment outflows excluding telecommunication licenses, mainly linked to the decline in co-financing received from third-party operators and the effect of the more substantial cash outflows in 2021 than in 2020 (counter-effect of the significant surge in investments at year-end 2020 to make up for the delay caused by the Covid-19 health crisis), (ii) the increase in paid telecommunication licenses, mainly related to cash outflows for the acquisition of 5G licenses in Spain in 2021 (see Section 3.1.1.3 Significant events), and (iii) the decline in sales of intangible assets and property, plant and equipment;

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−    the acquisition in 2021 of 54% of Telekom Romania Communications (TKR) for 206 million euros (net of cash acquired, see Section 3.1.1.3 Significant events);

−    partially offset by sales of equity securities (net of cash transferred) completed in 2021 for 986 million euros, mainly attributable to (i) the disposal of 50% of Orange Concessions for 758 million euros, and (ii) the disposal of 50% of Światlowód Inwestycje (FiberCo in Poland) for 132 million euros (see Section 3.1.1.3 Significant events).

Purchases and sales of property, plant and equipment and intangible assets

Purchases and sales of property, plant and equipment and intangible assets (at December 31, in millions of euros, net of change in trade payables on fixed assets)	2021	2020 on a historical basis
Purchases of property, plant and equipment and intangible assets (1)	(8,725)	(8,516)
eCAPEX	(7,636)	(7,102)
Elimination of proceeds from sales of property, plant and equipment and intangible assets 2)	(163)	(444)
Telecommunication licenses	(926)	(969)
Increase (decrease) in fixed asset trade payables (3)	(49)	996
Sales of property, plant and equipment and intangible assets (4)	217	374
Total telecom activities	(8,557)	(7,146)

(1)   Financed assets have no effect on cash flows when acquired (see Section 3.1.2.5 Group capital expenditure and Notes 1.5 and 8.5 to the Consolidated Financial Statements).

(2)   Elimination of proceeds from sales of property, plant and equipment and intangible assets included in economic CAPEX (eCAPEX).

(3)   Including advances on grants.

(4)   Net of change in receivables and advances on disposals of fixed assets.

Acquisitions and sales of equity securities

Acquisitions and disposals of equity securities (1) (at December 31, in millions of euros, net of cash acquired or transferred)	2021	2020 on a historical basis
Acquisitions of equity securities (net of cash acquired)	(288)	(89)
Acquisition of 54% of Telekom Romania Communications (TKR) (2)	(206)	-
Other acquisitions	(82)	(89)
Disposals of equity securities (net of cash transferred)	986	5
Disposal of 50% of Orange Concessions (2)	758	-
Disposal of 50% of Światlowód Inwestycje (FiberCo in Poland) (2)	132	-
Other disposals	96	5
Total telecom activities	698	(85)

(1)   See Note 3.2 to the Consolidated Financial Statements.

(2)   See Section 3.1.1.3 Significant events.

Other changes in shareholdings and other financial assets

Other decreases (increases) in securities and other financial assets (at December 31, in millions of euros)	2021	2020 on a historical basis
Investments at fair value (excluding cash equivalents)	943	1,489
Other	689	108
Total telecom activities	1,632	1,596

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3.1.4.1.2.3       Net cash used in financing activities (telecom activities)

The net cash used in the financing of telecom activities are a negative 5,160 million euros in 2021, versus a negative 5,490 million euros in 2020

Net cash used in financing activities (at December 31, in millions of euros)	2021	2020 on a historical basis
Change in medium- and long-term debt (1)	(2,050)	(782)
Medium and long-term debt issuances	2,523	2,694
Medium and long-term debt redemptions and repayments	(4,572)	(3,476)
Repayment of lease liabilities	(1,621)	(1,394)
Increase (decrease) in bank overdrafts and short-term borrowings (1)	1,148	(299)
Net change in cash collateral deposits (1)	973	(749)
Exchange rate effects on derivatives, net	201	37
Subordinated notes issuances (purchases) and other related fees (2) (3)	(311)	(12)
Coupon on subordinated notes (2) (3)	(238)	(280)
Disposal (purchase) of treasury shares (2)	(199)	7
Together 2021 Employee Offering (4)	(188)	-
Other sales (purchases) of treasury shares	(11)	7
Capital increase (decrease) (2)	(316)	(195)
Capital increase (decrease) of owners of the parent company	-	-
Capital increase (decrease) of non-controlling interests	1	2
Capital increase (decrease) Telecom activities/Mobile Financial Services	(317)	(197)
Changes in ownership interests with no gain or loss of control	(403)	(3)
Conditional voluntary public tender offer on shares of Orange Belgium (4)	(316)	-
Other changes in ownership interests (5)	(87)	(3)
Dividends paid (2)	(2,345)	(1,820)
Dividends paid to owners of the parent company (3)	(2,127)	(1,595)
Dividends paid to non-controlling interests	(218)	(225)
Total telecom activities	(5,160)	(5,490)

(1)   See Note 13 to the Consolidated Financial Statements.

(2)   See Note 15 to the Consolidated Financial Statements.

(3)   See Section 3.1.4.3 Equity.

(4)   See Section 3.1.1.3 Significant events.

(5)   Including the impact of the purchase of the non-controlling interests of Groupama in Orange Bank (see Section 3.1.1.3 Significant events).

Between 2020 and 2021, the 330 million euro decrease in net cash used in financing of telecom activities is largely attributable to:

−    the net change in cash collateral deposits (with an improvement of 973 million euros in 2021 compared with a deterioration of 749 million euros in 2020), reflecting the change in the fair value of derivatives used mainly for hedging bonds denominated in the Group’s currencies (see Note 13.8 to the Consolidated Financial Statements);

−    the increase in bank overdrafts and short-term borrowings for 1,447 million euros, mainly attributable to (i) the increased use of the NEU Commercial Paper in 2021, and (ii) the counter-effect of the redemption in February 2020 of 500 million euros of subordinated notes which were reclassified as short-term borrowings at December 31, 2019 (see Note 15.4 to the Consolidated Financial Statements);

−    the 1,096 million euro increase in medium- and long-term debt redemptions (see Notes 13.5 and 13.6 to the Consolidated Financial Statements), mainly from bond redemptions;

−    the 532 million euro increase in dividends paid to owners of the parent company (see Section 3.1.4.3 Equity and Note 15.3 to the Consolidated Financial Statements), due to the payment of an exceptional shareholder dividend of an additional 20 euro cents per share in 2021 in connection with the use of part of the funds received from the settlement of the tax dispute in France for fiscal years 2005-2006 (see Note 10.2 to the Consolidated Financial Statements);

−    the 403 million euro change in ownership interests with no gain/loss of control of subsidiaries in 2021, mainly related to (i) the conditional voluntary public tender offer on shares of Orange Belgium for 316 million euros and (ii) the acquisition of Groupama’s non-controlling interests in Orange Bank (see Section 3.1.1.3 Significant events);

−    the purchase of subordinated notes (net of issues and other fees) in 2021 for 311 million euros (see Note 15.4 to the Consolidated Financial Statements);

−    the 227 million euro increase in the repayment of lease liabilities; and

−    the purchase of treasury shares carried out in 2021 under the Together 2021 Employee Offering for 188 million euros (see Section 3.1.1.3 Significant events).

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3.1.4.2     Financial debt and liquidity position of telecom activities

For further information on the risks relating to the Orange group’s financial debt, see Section 2.1.3 Financial risks

3.1.4.2.1      Net financial debt

Net financial debt (see Note 13.3 to the Consolidated Financial Statements) and the ratio of net financial debt to EBITDAaL of telecom activities are financial indicators that are not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange group uses them, see Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary. Net financial debt as defined and used by Orange does not take into account Mobile Financial Services activities, for which this concept is not relevant.

(at December 31)	2021	2020 on a historical basis
Net financial debt (1) (2)	24,269	23,489
Ratio of Net financial debt/EBITDAaL from telecom activities (1)	1.91	1.83

(1)   See Section 3.1.5 Financial indicators not defined by IFRS.

(2)   In millions of euros.

Between December 31, 2020 and December 31, 2021, net financial debt rose by 780 million euros.

Change in net financial debt - 2021 vs. 2020 (at December 31, in millions of euros)	Decrease/ (Increase)
Net financial debt at December 31, 2020	(23,489)
Organic cash flow from telecom activities (1)	2,401
Telecommunication licenses paid	(717)
Significant litigation paid (and received)	(306)
Net impact of changes in the scope of consolidation (2)	986
Issues (redemptions) of subordinated notes and other related fees (3)	(311)
Coupons on subordinated notes (3)	(238)
Dividends paid to owners of the parent company (3)	(2,127)
Dividends paid to non-controlling interests	(218)
Other financial items	(250)
Capital increases of the Mobile Financial Services entities subscribed by the Group (4)	(317)
Purchase of treasury shares - Together 2021 Employee Offering (5)	(188)
Other (6)	255
Decrease (increase) in net financial debt	(780)
Net financial debt at December 31, 2021	(24,269)

(1)   See Section 3.1.4.1.1 Organic cash flow from telecom activities and Note 1.8 to the Consolidated Financial Statements.

(2)   Primarily (i) the impacts of the disposal of 50% of Orange Concessions (758 million euros of securities disposals, net of income tax and cash transferred and 663 million euros of repayments of loans granted to Orange Concessions and its subsidiaries) and the disposal of 50% of Światlowód Inwestycje (FiberCo in Poland, of which 132 million euros for securities disposal, net of income tax and cash transferred), (ii) partially offset by the acquisition of 54% of Telekom Romania Communications (TKR) for 206 million euros, the conditional voluntary public tender offer on shares of Orange Belgium for 316 million euros and purchase of Groupama’s non-controlling interests in Orange Bank (see Section 3.1.1.3 Significant events and Note 3.2 to the Consolidated Financial Statements).

(3)   See Section 3.1.4.3 Equity and Note 15 to the Consolidated Financial Statements.

(4)   See Note 1.8 to the Consolidated Financial Statements.

(5)   See Section 3.1.1.3 Significant events.

(6)   Including the effect of recognizing debts relating to financed assets.

3.1.4.2.2      Management of financial debt and liquidity position

Financial assets, liabilities and financial results (excluding Mobile Financial Services activities) and information relating to market risks and the fair value of financial assets and liabilities (excluding Mobile Financial Services activities) are described in Notes 13 and 14 respectively to the Consolidated Financial Statements.

At December 31, 2021, the liquidity position of telecom activities amounted to 16,642 million euros and exceeded the repayment obligations of gross financial debt in 2022. At December 31, 2021, the liquidity position of telecom activities mainly comprised 8,188 million euros in cash and cash equivalents and 2,266 million euros in investments at fair value (see Note 14.3 to the Consolidated Financial Statements).

3.1.4.2.3      Exposure to market risks and financial instruments

The management of interest rate risk, foreign exchange risk, liquidity risk, credit risk and counterparty risk, financial ratios and equity market risk, is described in Note 14 to the Consolidated Financial Statements.

For further information on risks relating to financial markets, see Section 2.1.3 Financial risks.

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3.1.4.2.4      Change in Orange’s credit rating

Orange’s credit rating is an additional overall performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk. It is not a substitute for an analysis carried out by investors. Rating agencies regularly review the ratings they award. Any change in the rating could have an effect on the cost of future financing or access to liquidity.

In addition, a change in Orange’s credit rating will, for some outstanding financing, affect the compensation paid to investors via Step-up clauses (a clause that triggers an increase in the coupon interest rate in the event of a downgrading of Orange’s long-term credit rating by the rating agencies, according to contractually defined rules - this clause may also stipulate a downward revision of the coupon interest rate in the event of an improvement in the rating, as long as the interest rate does not drop below the initial interest rate on the loan - see Note 14.3 to the Consolidated Financial Statements).

Orange’s credit rating at December 31, 2021 is as follows:

Orange’s credit rating (at December 31, 2021)	Standard & Poor’s	Moody’s	Fitch Ratings
Long-term debt	BBB+	Baa1	BBB+
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F2

For further information on risks related to the financial markets and a history of the Company’s credit ratings, see Section 2.1.3 Financial risks.

3.1.4.3     Equity

At December 31, 2021, the French State held 22.95% of the capital of Orange SA and 29.41% of the voting rights, directly or in concert with Bpifrance Participations (see Note 15 to the Consolidated Financial Statements).

The payment of dividends by Orange took place as follows (see Note 15.3 to the Consolidated Financial Statements):

−    in 2021, payment of (i) the balance of the 0.50 euros dividend per share in respect of fiscal year 2020 (including the payment of an exceptional shareholder dividend of an additional 0.20 euros per share in relation to the use of part of the funds received from the settlement of the tax dispute in France concerning fiscal years 2005-2006, see Note 10.2 to the Consolidated Financial Statements), and (ii) the interim dividend of 0.30 euros per share for fiscal year 2021;

−    in 2020, payment of (i) the balance of the dividend of 0.20 euros per share in respect of the 2019 fiscal year, and (ii) the interim dividend of 0.40 euros per share in respect of the 2020 fiscal year.

Additionally, Orange has not exercised its right to defer the coupon payment related to the deeply subordinated notes since their issuance and accordingly paid the noteholders 238 million euros in 2021 and 258 million euros in 2020 (see Note 15.4 to the Consolidated Financial Statements).

Given (i) the issue by Orange of the equivalent of 500 million euros in subordinated notes on May 11, 2021 as part of its EMTN program, and (ii) the partial redemption of existing subordinated notes by a contractual offer for part of the subordinated notes in several tranches, the Group’s outstanding subordinated notes at December 31, 2021 amounted to 5,497 million euros, down 306 million euros (see Note 15.4 to the Consolidated Financial Statements).

Capital management is described in Note 14.7 to the Consolidated Financial Statements. Changes in equity are described in the Consolidated statement of changes in equity and in Note 15 to the Consolidated Financial Statements.

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3.1.5      Financial indicators not defined by IFRS

In this document, in addition to the financial indicators reported in accordance with IFRS (International Financial Reporting Standards), Orange publishes financial indicators that are not defined by IFRS. As described below, these figures are presented as additional information and are not meant to be substitutes for or to be confused with financial indicators as defined by IFRS.

3.1.5.1     Data on a comparable basis

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis are presented for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the fiscal year ended and restating the previous fiscal year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. Orange provides the details of the effect of changes in method, scope of consolidation and exchange rates on its key operating indicators in order to isolate the intrinsic business effect. The method used applies the data of the corresponding period of the preceding fiscal year, the methods and the scope of consolidation for the period ended, as well as the average exchange rates used for the Consolidated income statement in the Consolidated Financial Statements for the period ended.

Orange’s management believes that the presentation of these indicators on a comparable basis is relevant because these are indicators used internally by the Group for monitoring its operating activities. Changes on a comparable basis better reflect organic business changes.

Data on a comparable basis are not financial indicators defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered as a substitute for an analysis of the Group’s historical data for the past fiscal year or previous periods.

3.1.5.1.1      2020 fiscal year - Group

The following table presents, for the Orange group, the transition from data on a historical basis to data on a comparable basis for the key operating data for fiscal year 2020.

2020 fiscal year/Group (at December 31, 2020, in millions of euros)	Revenue	EBITDAaL	Operating income	eCAPEX	Average number of employees
Data on a historical basis	42,270	12,680	5,521	7,132	133,787
Foreign exchange fluctuations (1)	(196)	(51)	(27)	(26)	-
US dollar (USD)	(70)	(24)	(24)	(6)	-
Polish zloty (PLN)	(68)	(17)	(2)	(11)	-
Egyptian pound (EGP)	(25)	(9)	(4)	(4)	-
Jordanian dinar (JOD)	(14)	(5)	(2)	(2)	-
Guinean franc (GNF)	(13)	(7)	(4)	(2)	-
Other	(6)	11	9	(1)	-
Changes in the scope of consolidation and other changes	126	6	43	(3)	885
Acquisition/Takeover of Telekom Romania Communications (TKR)	164	7	40	26	913
Disposal/Loss of control of Orange Concessions	-	4	14	(29)	(12)
Other	(38)	(5)	(11)	(0)	(16)
Data on a comparable basis	42,201	12,635	5,537	7,103	134,672

(1)   Foreign exchange fluctuations between the average exchange rates for the 2020 fiscal year and the average exchange rates for the 2021 fiscal year.

Changes included in the transition from data on a historical basis to data on a comparable basis for the 2020 fiscal year include:

−    foreign exchange fluctuations between the average exchange rates for the 2020 fiscal year and the average exchange rates for the 2021 fiscal year; and

−    changes in the scope of consolidation (see Section 3.1.1.3 Significant events and Note 3.2 to the Consolidated Financial Statements) and other changes, mainly include:

-      the takeover of Telekom Romania Communications (Europe), through the acquisition of 54% of the capital, on September 30, 2021, effective as of October 1, 2020 on a comparable basis,

-      the loss of control of Orange Concessions (France), through the disposal of 50% of the capital, on November 3, 2021, effective as of November 1, 2020 on a comparable basis.

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3.1.5.1.2      2020 fiscal year - Segments

The following table presents, for each segment of the Orange group, the transition from data on a historical basis to data on a comparable basis the key operating data for fiscal year 2020.

2020 fiscal year/Segments (at December 31, 2020, in millions of euros)	Revenue	EBITDAaL	Operating income	eCAPEX	Average number of employees
France
Data on a historical basis	18,461	7,163	3,809	3,748	51,476
Foreign exchange fluctuations (1)	-	0	0	-	-
Changes in the scope of consolidation and other changes (2)	(66)	(91)	(80)	11	16
Disposal/Loss of control of Orange Concessions	-	4	14	(29)	(12)
Other changes (2)	(66)	(95)	(94)	40	28
Data on a comparable basis	18,394	7,073	3,729	3,759	51,492
Europe
Data on a historical basis	10,580	2,932	796	1,847	26,807
Foreign exchange fluctuations (1)	(79)	(21)	(5)	(12)	-
Changes in the scope of consolidation and other changes (2)	164	3	37	26	913
Acquisition/Takeover of Telekom Romania Communications (TKR)	164	7	40	26	913
Other changes (2)	0	(4)	(3)	(0)	(0)
Data on a comparable basis	10,665	2,914	828	1,860	27,720
Africa & Middle East
Data on a historical basis	5,834	1,964	1,027	1,036	14,501
Foreign exchange fluctuations (1)	(64)	(21)	(12)	(11)	-
Changes in the scope of consolidation and other changes (2)	-	(4)	(4)	-	-
Data on a comparable basis	5,770	1,939	1,011	1,025	14,501
Enterprise
Data on a historical basis	7,807	1,023	621	339	27,429
Foreign exchange fluctuations (1)	(51)	(12)	(14)	(3)	-
Changes in the scope of consolidation and other changes (2)	(38)	47	47	(0)	11
Data on a comparable basis	7,718	1,058	653	336	27,440
International Carriers & Shared Services
Data on a historical basis	1,450	(244)	(538)	133	12,726
Foreign exchange fluctuations (1)	(4)	3	3	0	-
Changes in the scope of consolidation and other changes (2)	8	56	49	(42)	(81)
Data on a comparable basis	1,454	(185)	(486)	91	12,644
Mobile Financial Services
Data on a historical basis	-	(160)	(195)	30	848
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	-	(5)	(5)	3	27
Data on a comparable basis	-	(165)	(200)	33	875

(1)   Foreign exchange fluctuations between the average exchange rates for the 2020 fiscal year and the average exchange rates for the 2021 fiscal year.

(2)   Including the effect of internal reorganizations between segments, which have no effect at Group level.

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3.1.5.2     EBITDAaL

EBITDAaL (or "EBITDA after Leases") relates to operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on lease liabilities and interest on debts related to financed assets, and (iii) adjusted for significant litigation, specific labor expenses, the review of the fixed assets, investment and businesses portfolio, restructuring program costs, acquisition and integration costs and, where appropriate, other specific items that are systematically specified in relation to income or expenses (see Note 1.9 to the Consolidated Financial Statements).

The reconciliation between EBITDAaL and consolidated net income is shown below.

(at December 31, in millions of euros)	2021			2020 on a historical basis
	Adjusted data	Presentation adjustments (1)	Consolidated income statement	Adjusted data	Presentation adjustments (1)	Consolidated income statement
Revenue	42,522	-	42,522	42,270	-	42,270
External purchases	(17,950)	(23)	(17,973)	(17,684)	(6)	(17,691)
Other operating income	730	53	783	604	-	604
Other operating expenses	(535)	(165)	(700)	(560)	(229)	(789)
Labor expenses	(8,626)	(1,291)	(9,917)	(8,465)	(25)	(8,490)
Operating taxes and levies	(1,890)	(36)	(1,926)	(1,924)	-	(1,924)
Gains (losses) on disposal of fixed assets, investments and activities	-	2,507	2,507	-	228	228
Restructuring costs	-	(331)	(331)	-	(25)	(25)
Depreciation and amortization of financed assets	(84)	-	(84)	(55)	-	(55)
Depreciation and amortization of right-of-use assets	(1,481)	-	(1,481)	(1,384)	-	(1,384)
Impairment of right-of-use assets	-	(91)	(91)	-	(57)	(57)
Interest on debts related to financed assets (2)	(1)	1	na	(1)	1	na
Interest on lease liabilities (2)	(120)	120	na	(120)	120	na
EBITDAaL	12,566	744	na	12,680	6	na
Significant litigations	(134)	134	na	(211)	211	na
Specific labor expenses	(1,276)	1,276	na	(12)	12	na
Fixed assets, investments and businesses portfolio review	2,507	(2,507)	na	228	(228)	na
Restructuring program costs	(422)	422	na	(83)	83	na
Acquisition and integration costs	(51)	51	na	(37)	37	na
Depreciation and amortization of fixed assets	(7,074)	-	(7,074)	(7,134)	-	(7,134)
Reclassification of cumulative translation adjustment from liquidated entities	(0)	-	(0)	-	-	-
Impairment of goodwill	(3,702)	-	(3,702)	-	-	-
Impairment of fixed assets	(17)	-	(17)	(30)	-	(30)
Share of profits (losses) of associates and joint ventures	3	-	3	(2)	-	(2)
Elimination of interest on debts related to financed assets (2)	1	(1)	na	1	(1)	na
Elimination of interest on lease liabilities (2)	120	(120)	na	120	(120)	na
Operating income	2,521	-	2,521	5,521	-	5,521
Finance costs, net	-	-	(782)	-	-	(1,314)
Income taxes	-	-	(962)	-	-	848
Consolidated net income	-	-	778	-	-	5,055
Net income attributable to owners of the parent company	-	-	233	-	-	4,822
Net income attributable to non-controlling interests	-	-	545	-	-	233

(1)   The presentation adjustments allow reassignment of specific line items identified in the segment information (see Note 1 to the Consolidated Financial Statements) to the lines for operating income and expenses presented in the Consolidated income statement of the Consolidated Financial Statements.

(2)   Interest on debts related to financed assets and interest on lease liabilities are included in segment EBITDAaL. They are eliminated from segment operating income and included in finance costs, net presented in the Consolidated Financial Statements.

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Orange’s management believes that presenting the EBITDAaL indicator is relevant because it is the key operational performance indicator used internally by the Group to (i) manage and assess its operating results and segment results, and (ii) implement its investments and resource allocation strategy. EBITDAaL, or similar management indicators used by Orange’s competitors, are indicators that are often disclosed and widely used by analysts, investors and other players in the telecommunication industry.

EBITDAaL is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered as a substitute for operating income or net cash provided by operating activities.

3.1.5.3     eCAPEX

eCAPEX (or "economic CAPEX") relates both to (i) investments in property, plant and equipment and intangible assets, excluding telecommunication licenses and financed assets sold, less the price of disposal of fixed assets, and (ii) acquisitions of property, plant and equipment and intangible assets excluding telecommunication licenses and changes in fixed asset payables, less the price of disposal of fixed assets sold.

The table below shows the transition from (i) investments in property, plant and equipment and intangible assets as presented in Note 1.5 to the Consolidated Financial Statements, and (ii) acquisitions of property, plant and equipment and intangible assets, excluding change in fixed asset payables, as presented in the Consolidated statement of cash flows in the Consolidated Financial Statements, to (iii) eCAPEX.

(at December 31, in millions of euros)	2021	2020 on a historical basis
Investments in property, plant and equipment and intangible assets	8,789	8,787
Financed assets	(40)	(241)
Purchases of property, plant and equipment and intangible assets (1)	8,749	8,546
Proceeds from sales of property, plant and equipment and intangible assets	(163)	(444)
Telecommunication licenses	(926)	(969)
eCAPEX	7,660	7,132

(1)   See Consolidated statement of cash flows of the Consolidated Financial Statements. Excluding the change in fixed asset payables. Financed assets have no effect on cash flow upon acquisition.

Orange’s management believes that the presentation of eCAPEX is relevant because this indicator (i) does not include investments in telecommunication licenses (the acquisition of these licenses is not part of the daily monitoring of operating investments) and financed assets (no effect on cash flow upon acquisition), and (ii) allows, in a context of asset rotation primarily linked to the optical fiber economic model, to measure more accurately the actual amount of investments by excluding the proceeds from sales of property, plant and equipment and intangible assets. It is the indicator used internally by the Group in allocating resources, in order to measure the operating efficiency of the use of investments for each of its business segments.

eCAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered as a substitute for purchases of or investments in property, plant and equipment and intangible assets.

3.1.5.4     EBITDAaL - eCAPEX

The indicator "EBITDAaL - eCAPEX" is equivalent to EBITDAaL (see Section 3.1.5.2 EBITDAaL) minus eCAPEX (see Section 3.1.5.3 eCAPEX).

Orange’s management believes that presenting the "EBITDAaL - eCAPEX" indicator is relevant because it is the key operational performance indicator used internally by the Group to (i) manage and assess its operating results and segment results, and (ii) implement its investments and resource allocation strategy.

The "EBITDAaL - eCAPEX" indicator is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered as a substitute for analysis of net cash provided by operating activities and used in investing activities.

3.1.5.5     Organic cash flow from telecom activities

Organic cash flow from telecom activities refers to net cash provided by operating activities, minus (i) repayment of lease liabilities and debts related to financed assets, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in fixed asset trade payables, (iii) excluding telecommunication licenses paid and the effect of the main litigations paid (and received).

The following table presents, for telecom activities, the transition from net cash provided by operating activities to organic cash flow from telecom activities as presented in Note 1.8 to the Consolidated Financial Statements.

Organic cash flow from telecom activities (at December 31, in millions of euros)	2021	2020 on a historical basis
Net cash provided by operating activities (telecom activities) (1)	11,636	12,961
Purchases and sales of property, plant and equipment and intangible assets	(8,557)	(7,146)
Repayment of lease liabilities	(1,621)	(1,394)
Repayment of debt related to financed assets	(80)	(60)
Elimination of telecommunication licenses paid	717	351
Elimination of significant litigation paid (and received) (1)	306	(2,217)
Organic cash flow from telecom activities	2,401	2,494

(1)   Including, in 2020, tax income relating to the settlement of the tax dispute in France in respect of fiscal years 2005-2006 for 2,246 million euros (see Note 10.2 to the Consolidated Financial Statements).

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Orange’s management believes that the presentation of organic cash flow from telecom activities is relevant for measuring the Group’s capacity to free up cash through its telecom activities taken as a whole, excluding the main items that are not under its control and which may vary significantly from one year to the next, which is particularly the case of the disbursements (and receipts) relating to significant litigation and the disbursements relating to acquisitions of telecommunication licenses. It is a more comprehensive indicator than "EBITDAaL - eCAPEX" (used internally to manage and assess operating and segment results and to implement its investment and resource allocation strategy), since it notably includes the effects of financial expenses, income taxes and changes in working capital requirements. For this reason, this indicator has been chosen by Orange as a key performance indicator for telecom activities for its Engage 2025 strategic plan. This indicator is commonly used by companies in the telecommunication sector.

Organic cash flow from telecom activities is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is not a substitute for cash generated by operating activities or net cash used in investing activities.

3.1.5.6     Net financial debt

Net financial debt as defined and used by Orange does not take into account Mobile Financial Services activities, for which this concept is not relevant. It consists of (i) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), (ii) less cash collateral paid, cash, cash equivalents and financial assets at fair value. Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge in particular items that are not included therein, such as future cash flows. As a result, the portion relating to these unmatured hedging instruments recorded in other comprehensive income is added to gross financial debt to offset this temporary difference.

The breakdown of net financial debt is shown in Note 13.3 to the Consolidated Financial Statements.

Net financial debt is an indicator of financial position used by the Group. Net financial debt is a frequently disclosed indicator. It is widely used by analysts, investors, rating agencies and most groups in all business sectors in Europe.

Net financial debt is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered as a substitute for an analysis of all the Group’s assets and liabilities.

3.1.5.7     Ratio of net financial debt to EBITDAaL from telecom activities

The ratio of net financial debt to EBITDAaL from telecom activities is calculated as the ratio of the Group’s net financial debt (see Section 3.1.5.6 Net financial debt) to EBITDAaL from telecom activities (see Section 3.1.5.2 EBITDAaL) calculated over the previous 12 months. As net financial debt (as defined and used by Orange) does not take into account Mobile Financial Services activities, for which this concept is not relevant, net financial debt is divided by EBITDAaL from telecom activities. In addition, when changes in the scope of consolidation significantly affect the Group’s net financial debt at the end of the period, the calculation of the ratio of net financial debt to EBITDAaL from telecom activities is adjusted to take into account the EBITDAaL from those entities over the previous 12 months.

(at December 31, in millions of euros)	2021	2020 on a historical basis
Net financial debt (a)	24,269	23,489
EBITDAaL from telecom activities (b)	12,696	12,839
Ratio of net financial debt/EBITDAaL from telecom activities (a/b)	1.91	1.83

The ratio of net financial debt to EBITDAaL from telecom activities is used by Orange to measure the Group’s ability to repay its debt, and more broadly to measure its financial strength. This ratio is commonly used by companies in the telecommunication sector.

Ratio of net financial debt to EBITDAaL from telecom activities is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other groups.

3.1.6      Additional information

Unrecognized contractual commitments

Unrecognized contractual commitments are described in Notes 16 and 17.3 to the Consolidated Financial Statements.

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3.2     Recent events and Outlook

3.2.1      Recent events

Project to combine activities in Spain with Masmovil

On March 8, 2022, Orange and Masmovil announced that they had entered into exclusive discussions to combine their businesses in Spain. The combination would take the form of a 50-50 Joint Venture, co-controlled by Orange and Masmovil (Lorca JVCO) with a combined enterprise valuation of 19.6 billion euros. Valuations are attractive for both businesses, with Orange Spain’s enterprise value at 8.1 billion euros (7.5x 2022E EBITDAaL and 38.7x 2022E EBITDAaL - eCAPEX) and Masmovil’s enterprise value at 11.5 billion euros, which includes the acquisition of Euskaltel (9.9x 2022E EBITDAaL and 17.8x 2022E EBITDAaL - eCAPEX). Totem Spain and Masmovil Portugal are not part of the contemplated transaction.

Orange and Lorca JVCO would benefit from equal governance rights in the combined entity. Accordingly, neither Orange nor Lorca JVCO will consolidate the combined operations.

The agreement between the parties includes (i) a right to trigger an IPO under certain conditions for both parties and (ii) an option for Orange to take control and thus consolidate the combined entity in the event of an IPO. Orange would neither be forced to exit nor to exercise this option.

The Joint Venture would bring together the assets, capabilities and teams of the two companies in Spain, building on highly complementary business models as well as an existing successful collaboration, to serve 4.0+3.1 million fixed customers (of which 3.0+2.6 convergent), 11.5+8.7 contract mobile customers and close to 1.5 million TV customers.

The Joint Venture would have its own network infrastructure providing it with a competitive edge in the market including:

−    a state-of-the-art, nationwide FTTH network reaching over 16 million homes;

−    a leading-edge mobile network with extensive national coverage, serving large volumes of traffic in the Spanish market.

The combined entity would become a stronger market player with revenues of over 7.5 billion euros, EBITDAaL over 2.2 billion euros and would gain the necessary scale and efficiency to:

−    undertake an ambitious and sustainable expansion of its FTTH and 5G networks; and

−    contribute to Spain maintaining and further developing a competitive telecom infrastructure.

With a comprehensive and complementary portfolio of brands, the Joint Venture would provide Spanish consumers and businesses with competitive and differentiated offers to serve the needs of all market segments, with high quality connectivity, an excellent customer experience and a comprehensive portfolio of innovative services in the challenging digital landscape.

This Joint Venture is expected to generate synergies which should reach an annual run rate in excess of 450 million euros from the third year post closing onwards.

The transaction is expected to be signed by the second quarter of 2022 and should close by the second quarter of 2023, subject notably to approval from the relevant administrative, competition and regulatory authorities.

Consequences of the conflict in Ukraine

In light of the situation in Ukraine, the Orange Group has taken steps to guarantee the safety of its teams in Ukraine and Russia, as a priority, and to ensure service continuity for its customers as well as the security of its infrastructure. The Group has also stepped up its cybersecurity surveillance and joined the collective effort to support those who have been affected by the conflict.

To this end, Orange has set up a crisis unit that is primarily responsible for monitoring how events are unfolding on a daily basis and how they might affect the Group, and for coordinating all the measures taken by its various entities.

The Orange Group is present in Russia and Ukraine mainly through its Orange Business Services (OBS) subsidiary (see Section 1.4.4 Enterprise). OBS has around 800 employees in Russia and generated just over 100 million euros of revenue there in 2021. The total value of assets located in Russia is approximately 50 million euros. In light of the situation, the Group has decided to continue its business for existing customers in Russia and Belarus but to avoid entering into any new commercial relationships there. Additionally, Orange has fallen into line with Council Regulation (EU) 2022/350 of 1 March 2022, which means its Globecast subsidiary no longer broadcasts the channels RT and Sputnik. OBS has five employees in Ukraine. The revenue it generates there is not significant.

Orange operates on the B2C market in four countries that border Ukraine: Poland, Slovakia, Romania and Moldova (see Section 1.4.2 Europe). The Group is monitoring the situation in these countries very closely.

More information about the risks to which the Group and its stakeholders are exposed can be found in Section 2.1 Risk factors, in particular the following:

−    a high concentration of Orange’s critical suppliers and global supply tensions for a large number of products represent a risk for the Group’s activities;

−    Orange is exposed to the risk of an interruption of its services, especially in case of cyberattacks;

−    Orange’s broad geographic footprint and the scope of its activities expose it to geopolitical, macroeconomic, fiscal and regulatory risks;

−    Orange’s technical infrastructure is vulnerable to damage caused by intentional or accidental damage, but also by natural disasters, the occurrence of which is increased due to climate change;

−    Orange faces a variety of internal and external risks relating to human health and safety.

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3.2.2      Outlook

In 2022, Orange aims to achieve the following targets:

−    EBITDAaL (see Section 3.1.5.2 EBITDAaL) to increase by 2.5% to 3%;

−    eCAPEX (see Section 3.1.5.3 eCAPEX) no greater than 7.4 billion euros (before taking into account the pending acquisition of Voo in Belgium, see Section 1.3 Significant events);

−    organic cash flow from telecom activities (see Section 3.1.5.5 Organic cash flow from telecom activities) of at least 2.9 billion euros; and

−    a ratio of net financial debt to EBITDAaL from telecom activities (see Section 3.1.5.7 Ratio of net financial debt to EBITDAaL from telecom activities) unchanged at around 2x in the medium term.

With regard to the dividend, see Section 6.3 Dividend distribution policy.

For 2023, Orange confirms all its commitments including the achievement of organic cash flow from telecom activities of at least 3.5 billion euros.

These objectives are based on the assumptions stated in the presentation of the key changes in the telecom services market and the Group strategy (see Section 1.2 Business model, market and strategy) as well as in the presentation of the Group’s operating activities, which include a description of the various business segment markets (see Section 1.4 Operating activities).

They were compiled and prepared on a comparable basis with the historical financial information and consistent with the Group’s accounting policies.

For more information on the outlook beyond 2021, see Section 1.2.3 The Orange group strategy.

These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are detailed in Section 2.1 Risk factors.

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3.3     Consolidated financial statements

This document is a free translation into English of the yearly financial report prepared in French and is provided solely for the convenience of English speaking readers.

Significant events 2021

Impairment of goodwill in Spain	French part-time for seniors plan	Significant changes in the scope of consolidation in 2021
The downward revision of the business plan for the cash-generating unit in Spain has led to the recognition at June 30, 2021 of an impairment loss of (3,702) million euros in goodwill.

On December 17, 2021, as part of the renegotiation of the intergenerational agreement, a new French part-time for seniors plan was signed in France, resulting in the recognition of an employee benefit liability of 1,225 million euros.

In 2021, the Group carried out several significant transactions that had an impact on the scope of consolidation:

−    Disposal of 50% of Orange Concessions shares.

−    Disposal of 50% of Orange Polska's FiberCo shares.

−    Acquisition of 54% of Telekom Romania Communications shares.

−    Public share Buyback offer of Orange Belgium.

Note 7	Note 6.2.1	Note 3.2

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Consolidated income statement

Consolidated statement of comprehensive income

Consolidated statement of financial position

Consolidated statements of changes in shareholders’ equity

Analysis of changes in shareholders’ equity related to components of the other comprehensive income

Consolidated statement of cash flows

Note 1 Segment information

1.1 Segment revenue

1.2 Segment revenue to consolidated net income in 2021

1.3 Segment revenue to consolidated net income in 2020

1.4 Segment revenue to consolidated net income in 2019

1.5 Segment investments

1.6 Segment assets

1.7 Segment equity and liabilities

1.8 Simplified statement of cash flows on telecommunication and Mobile Financial Services activities

1.9 Definition of operating segments and performance indicators

1.10 Change in segment information expected in 2022

Note 2 Description of business and basis of preparation of the consolidated financial statements

2.1 Description of business

2.2 Basis of preparation of the financial statements

2.3 New standards and interpretations applied from January 1, 2021

2.4Main standards and interpretations compulsory after December 31, 2021 with no early application elected by the Group 31

2.5 Accounting policies, use of judgment and estimates

Note 3 Gains and losses on disposal and main changes in scope of consolidation

3.1 Gains (losses) on disposal of fixed assets, investments and activities

3.2 Main changes in the scope of consolidation

Note 4 Sales

4.1 Revenue

4.2 Other operating income

4.3 Trade receivables

4.4 Customer contract net assets and liabilities

4.5 Other assets

Note 5 Purchases and other expenses

5.1 External purchases

5.2 Other operating expenses

5.3 Restructuring and integration costs

5.4 Broadcasting rights and equipment inventories

5.5 Prepaid expenses

5.6 Trade payables

5.7 Other liabilities

Note 6 Employee benefits

6.1 Labor expenses

6.2 Employee benefits

6.3 Share-based payment

6.4 Executive compensation

Note 7 Impairment losses and goodwill

7.1 Impairment losses

7.2 Goodwill

7.3 Key assumptions used to determine recoverable amounts

7.4 Sensitivity of recoverable amounts

Note 8 Fixed assets

8.1 Gains (losses) on disposal of fixed assets

8.2 Depreciation and amortization

8.3 Impairment of fixed assets

8.4 Other intangible assets

8.5 Property, plant and equipment

8.6 Fixed assets payables

8.7 Dismantling provisions

Note 9 Lease agreements

9.1 Right-of-use assets

9.2 Lease liabilities

Note 10 Taxes

10.1 Operating taxes and levies

10.2 Income taxes

10.3 Developments in tax disputes and audits

Note 11 Interests in associates and joint ventures

11.1 Change in associates and joint ventures

11.2 Main figures of associates and joint ventures

11.3 Contractual commitments on interests in associates and joint ventures

Note 12 Related party transactions

Note 13 Financial assets, liabilities and financial results (telecom activities)

13.1 Financial assets and liabilities of telecom activities

13.2 Profits and losses related to financial assets and liabilities

13.3 Net financial debt

13.4 TDIRA

13.5 Bonds

13.6 Loans from development organizations and multilateral lending institutions

13.7 Financial assets

13.8 Derivatives instruments

Note 14 Information on market risk and fair value of financial assets and liabilities (telecom activities)

14.1 Interest rate risk management

14.2 Foreign exchange risk management

14.3 Liquidity risk management

14.4 Financial ratios

14.5 Credit risk and counterparty risk management

14.6 Equity market risk

14.7 Capital management

14.8 Fair value of financial assets and liabilities

Note 15 Equity

15.1 Changes in share capital

15.2 Treasury shares

15.3 Dividends

15.4 Subordinated notes

15.5 Translation adjustment

15.6 Non-controlling interests

15.7 Earnings per share

Note 16 Unrecognized contractual commitments (telecom activities)

16.1 Operating activities commitments

16.2 Consolidation scope commitments

16.3 Financing commitments

Note 17 Mobile Financial Services activities

17.1 Financial assets and liabilities of Mobile Financial Services

17.2 Information on market risk management with respect to Orange Bank activities

17.3 Orange Bank’s unrecognized contractual commitments

Note 18 Litigation

Note 19 Subsequent events

Note 20 Main consolidated entities

Note 21 Auditors’ fees

The accompanying notes form an integral part of the consolidated financial statements. The accounting principles are split within each note in gray areas.

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Consolidated income statement

(in millions of euros, except for per share data)	Note	2021	2020	2019
Revenue	4.1	42,522	42,270	42,238
External purchases	5.1	(17,973)	(17,691)	(17,860)
Other operating income	4.2	783	604	720
Other operating expenses	5.2	(700)	(789)	(599)
Labor expenses	6.1	(9,917)	(8,490)	(8,494)
Operating taxes and levies	10.1.1	(1,926)	(1,924)	(1,827)
Gains (losses) on disposal of fixed assets, investments and activities	3.1	2,507	228	277
Restructuring costs	5.3	(331)	(25)	(132)
Depreciation and amortization of fixed assets	8.2	(7,074)	(7,134)	(7,110)
Depreciation and amortization of financed assets	8.5	(84)	(55)	(14)
Depreciation and amortization of right-of-use assets	9.1	(1,481)	(1,384)	(1,274)
Reclassification of translation adjustment from liquidated entities		(0)	-	12
Impairment of goodwill	7.1	(3,702)	-	(54)
Impairment of fixed assets	8.3	(17)	(30)	73
Impairment of right-of-use assets	9.1	(91)	(57)	(33)
Share of profits (losses) of associates and joint ventures	11	3	(2)	8
Operating income		2,521	5,521	5,930
Cost of gross financial debt excluding financed assets		(829)	(1,099)	(1,108)
Interests on debts related to financed assets		(1)	(1)	(1)
Gains (losses) on assets contributing to net financial debt		(3)	(1)	5
Foreign exchange gain (loss)		65	(103)	76
Interests on lease liabilities		(120)	(120)	(129)
Other net financial expenses		106	11	15
Effects resulting from BT stake	13.7	-	-	(119)
Finance costs, net	13.2	(782)	(1,314)	(1,261)
Income taxes	10.2.1	(962)	848	(1,447)
Consolidated net income		778	5,055	3,222
Net income attributable to owners of the parent company		233	4,822	3,004
Non-controlling interests	15.6	545	233	218
Earnings per share (in euros) attributable to parent company	15.7
Net income
- basic		0.00	1.72	1.03
- diluted		0.00	1.71	1.02

Consolidated statement of comprehensive income

(in millions of euros)	Note	2021	2020 (1)	2019 (1)
Consolidated net income		778	5,055	3,222
Remeasurements of the net defined benefit liability	6.2	59	(13)	(62)
Assets at fair value	13.7-17.1	9	94	(25)
Income tax relating to items that will not be reclassified	10.2.2	(14)	1	18
Share of other comprehensive income in associates and joint ventures that will not be reclassified		(4)	-	-
Items that will not be reclassified to profit or loss (a)		51	82	(68)
Assets at fair value	13.7-17.1	1	1	9
Cash flow hedges	13.8.2	317	22	144
Translation adjustment gains and losses	15.5	200	(414)	78
Income tax relating to items that are or may be reclassified	10.2.2	(84)	(10)	(47)
Share of other comprehensive income in associates and joint ventures that are or may be reclassified		5	-	-
Items that are or may be reclassified subsequently to profit or loss (b)		439	(401)	184
Other consolidated comprehensive income (a) + (b)		490	(319)	115
Consolidated comprehensive income		1,267	4,736	3,339
Comprehensive income attributable to the owners of the parent company		687	4,578	3,109
Comprehensive income attributable to non-controlling interests		580	158	230

(1)   2019 and 2020 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.3.1).

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Consolidated statement of financial position

(in millions of euros)	Note	December 31, 2021	December 31, 2020 (1)	December 31, 2019 (1)
Assets
Goodwill	7.2	24,192	27,596	27,644
Other intangible assets	8.4	14,940	15,135	14,737
Property, plant and equipment	8.5	30,484	29,075	28,423
Right-of-use assets	9.1	7,702	7,009	6,700
Interests in associates and joint ventures	11	1,440	98	103
Non-current financial assets related to Mobile Financial Services activities	17.1	900	1,210	1,259
Non-current financial assets	13.1	950	1,516	1,208
Non-current derivatives assets	13.1	683	132	562
Other non-current assets	4.5	254	136	125
Deferred tax assets	10.2.3	692	674	940
Total non-current assets		82,236	82,582	81,701
Inventories	5.4	952	814	906
Trade receivables	4.3	6,029	5,620	5,320
Other customer contract assets	4.4	1,460	1,236	1,209
Current financial assets related to Mobile Financial Services activities	17.1	2,381	2,075	3,095
Current financial assets	13.1	2,313	3,259	4,766
Current derivatives assets	13.1	7	162	12
Other current assets	4.5	1,875	1,701	1,258
Operating taxes and levies receivables	10.1.2	1,163	1,104	1,090
Current taxes assets	10.2.3	181	128	120
Prepaid expenses	5.5	851	850	730
Cash and cash equivalents	13.1	8,621	8,145	6,481
Total current assets		25,834	25,094	24,987
Total assets		108,071	107,676	106,689

(1)   2019 and 2020 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.3.1).

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(in millions of euros)	Note	December 31, 2021	December 31, 2020 (1)	December 31, 2019 (1)
Equity and liabilities
Share capital		10,640	10,640	10,640
Share premiums and statutory reserve		16,859	16,859	16,859
Subordinated notes		5,497	5,803	5,803
Retained earnings		(656)	1,255	(1,428)
Equity attributable to the owners of the parent company		32,341	34,557	31,875
Non-controlling interests		3,020	2,643	2,687
Total equity	15	35,361	37,200	34,561
Non-current financial liabilities	13.1	31,922	30,089	33,148
Non-current derivatives liabilities	13.1	220	844	487
Non-current lease liabilities	9.2	6,696	5,875	5,593
Non-current fixed assets payables	8.6	1,370	1,291	817
Non-current financial liabilities related to Mobile Financial Services activities	17.1	0	0	0
Non-current employee benefits	6.2	2,798	1,984	2,353
Non-current dismantling provisions	8.7	876	885	812
Non-current restructuring provisions	5.3	61	53	96
Other non-current liabilities	5.7	306	307	353
Deferred tax liabilities	10.2.3	1,185	855	703
Total non-current liabilities		45,434	42,182	44,360
Current financial liabilities	13.1	3,421	5,170	3,925
Current derivatives liabilities	13.1	124	35	22
Current lease liabilities	9.2	1,369	1,496	1,339
Current fixed assets payables	8.6	3,111	3,349	2,848
Trade payables	5.6	6,738	6,475	6,682
Customer contract liabilities	4.4	2,512	1,984	2,093
Current financial liabilities related to Mobile Financial Services activities	17.1	3,161	3,128	4,279
Current employee benefits	6.2	2,316	2,192	2,261
Current dismantling provisions	8.7	21	16	15
Current restructuring provisions	5.3	124	64	120
Other current liabilities	5.7	2,338	2,267	2,095
Operating taxes and levies payables	10.1.2	1,436	1,279	1,287
Current taxes payables	10.2.3	425	673	748
Deferred income		180	165	51
Total current liabilities		27,276	28,294	27,767
Total equity and liabilities		108,071	107,676	106,689

(1)   2019 and 2020 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.3.1).

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Consolidated statements of changes in shareholders’ equity

(in millions of euros)	Note	Attributable to owners of the parent company							Attributable to non-controlling interests			Total equity
		Number of issued shares	Share capital	Share premiums and statutory reserve	Subor-dinated notes	Reserves	Other compre- hensive income	Total	Reserves	Other compre- hensive income	Total
Balance as of January 1, 2019		2,660,056,599	10,640	16,859	5,803	(2,060)	(571)	30,671	2,357	223	2,580	33,251
Effect of the application of the IFRC IC decision on IAS 19 (1)		-	-	-	-	114	-	114	-	-	-	114
Balance as of January 1, 2019 after restatement (1)		2,660,056,599	10,640	16,859	5,803	(1,946)	(571)	30,785	2,357	223	2,580	33,365
Consolidated comprehensive income (1)		-	-	-	-	3,004	104	3,109	218	11	230	3,339
Share-based compensation	6.1	-	-	-	-	52	-	52	3	-	3	55
Purchase of treasury shares	15.2	-	-	-	-	(34)	-	(34)	-	-	-	(34)
Dividends	15.3	-	-	-	-	(1,857)	-	(1,857)	(248)	-	(248)	(2,105)
Issues and purchases of subordinated notes	15.4	-	-	-	0	(81)	-	(81)	-	-	-	(81)
Subordinated notes remuneration	15.4	-	-	-	-	(297)	-	(297)	-	-	-	(297)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	4	-	4	1	-	1	5
Changes in ownership interests with gain/loss of control	3.2	-	-	-	-	-	-	-	2	-	2	2
Other movements (2)		-	-	-	-	195	-	195	119	-	119	314
Balance as of December 31, 2019 (1)		2,660,056,599	10,640	16,859	5,803	(961)	(467)	31,875	2,452	234	2,687	34,561
Consolidated comprehensive income (1)		-	-	-	-	4,822	(244)	4,578	233	(75)	158	4,736
Share-based compensation	6.1	-	-	-	-	16	-	16	7	-	7	23
Purchase of treasury shares	15.2	-	-	-	-	7	-	7	-	-	-	7
Dividends	15.3	-	-	-	-	(1,595)	-	(1,595)	(225)	-	(225)	(1,820)
Issues and purchases of subordinated notes	15.4	-	-	-	0	(12)	-	(12)	-	-	-	(12)
Subordinated notes remuneration	15.4	-	-	-	-	(258)	-	(258)	-	-	-	(258)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	(21)	-	(21)	19	-	19	(2)
Other movements		-	-	-	-	(33)	-	(33)	(2)	-	(2)	(35)
Balance as of December 31, 2020 (1)		2,660,056,599	10,640	16,859	5,803	1,966	(711)	34,557	2,484	159	2,643	37,200
Consolidated comprehensive income		-	-	-	-	233	454	687	545	36	580	1,267
Share-based compensation	6.1	-	-	-	-	165	-	165	6	-	6	171
Purchase of treasury shares	15.2	-	-	-	-	(179)	-	(179)	-	-	-	(179)
Dividends	15.3	-	-	-	-	(2,127)	-	(2,127)	(218)	-	(218)	(2,345)
Issues and purchases of subordinated notes	15.4	-	-	-	(306)	(6)	-	(311)	-	-	-	(311)
Subordinated notes remuneration	15.4	-	-	-	-	(238)	-	(238)	-	-	-	(238)
Changes in ownership interests with no gain/loss of control (3)	3.2	-	-	-	-	(185)	-	(185)	(213)	-	(213)	(398)
Changes in ownership interests with gain/loss of control (4)	3.2	-	-	-	-	-	-	-	249	-	249	249
Other movements		-	-	-	-	(28)	-	(28)	(28)	-	(28)	(55)
Balance as of December 31, 2021		2,660,056,599	10,640	16,859	5,497	(399)	(257)	32,341	2,825	195	3,020	35,361

(1)   2019 and 2020 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.3.1).

(2)   Including in 2019 the effect of the cancellation of the promise to buy (put option) of the Orange Bank equity.

(3)   Including the partial buyout of non controlling interests in Orange Belgium and the full buyout of non controlling interests in Orange Bank (see Note 3.2).

(4)   Related to the takeover of Telekom Romania Communications (see Note 3.2).

Analysis of changes in shareholders’ equity related to components of the other comprehensive income

(in millions of euros)	Attributable to owners of the parent company							Attributable to non-controlling interests						Total other comprehensive income
	Assets at fair value	Hedging instruments	Translation adjustment	Actuarial gains and losses (2)	Deferred tax (2)	Other comprehensive income of associates and joint ventures (3)	Total	Assets at fair value	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred tax	Total
Balance as of January 1, 2019	(10)	(264)	15	(504)	232	(40)	(571)	(4)	(3)	237	(8)	1	223	(348)
Variation (1)	(18)	147	64	(60)	(29)	-	104	3	(3)	14	(2)	(1)	11	116
Balance as of December 31, 2019	(28)	(117)	78	(563)	203	(40)	(467)	(2)	(6)	251	(10)	1	234	(233)
Variation (1)	95	18	(334)	(15)	(8)	-	(244)	(1)	4	(80)	2	(0)	(75)	(319)
Balance as of December 31, 2020	68	(98)	(256)	(579)	195	(40)	(711)	(3)	(2)	171	(8)	0	159	(552)
Variation (1)	11	318	160	63	(98)	1	454	0	(1)	40	(4)	(0)	36	490
Balance as of December 31, 2021	78	220	(96)	(516)	97	(39)	(257)	(3)	(3)	212	(11)	1	195	(62)

(1)   Including in 2021 a variation of 317 million euros related to hedging instruments (of which 319 million euros of hedging in USD and GBP held by Orange SA) and a variation of 200 million euros related to translation adjustments (impact spread on multiple currencies).

Including in 2020 a variation of (414) million euros of translation adjustments and a variation of 94 million euros related to assets at fair value.

Including in 2019 a variation of 144 million euros related to hedging instruments and a variation of (62) million euros related to actuarial gains and losses.

(2)   2019 and 2020 figures have been restated for the IFRS IC decision relating to the calculation of the obligations of some pension plans (see Note 2.3.1).

(3)   Amounts excluding translation adjustment.

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Consolidated statement of cash flows

(in millions of euros)	Note	2021	2020	2019
Operating activities
Consolidated net income		778	5,055	3,222
Non-monetary items and reclassified items for presentation		14,592	10,310	12,221
Operating taxes and levies	10.1.1	1,926	1,924	1,827
Gains (losses) on disposal of fixed assets, investments and activities	3.1	(2,507)	(228)	(277)
Other gains and losses		(28)	(23)	(9)
Depreciation and amortization of fixed assets	8.2	7,074	7,134	7,110
Depreciation and amortization of financed assets	8.5	84	55	14
Depreciation and amortization of right-of-use assets	9.1	1,481	1,384	1,275
Changes in provisions	4-5-6-8	803	(504)	(484)
Reclassification of cumulative translation adjustment from liquidated entities		0	-	(12)
Impairment of goodwill	7.1	3,702	-	54
Impairment of fixed assets	8.3	17	30	(73)
Impairment of right-of-use assets	9.1	91	57	33
Share of profits (losses) of associates and joint ventures	11	(3)	2	(8)
Operational net foreign exchange and derivatives		30	(11)	9
Finance costs, net	13.2	782	1,314	1,261
Income tax	10.2.1	962	(848)	1,447
Share-based compensation		179	23	55
Changes in working capital and operating banking activities (1)		(177)	(640)	(934)
Decrease (increase) in inventories, gross		(126)	72	69
Decrease (increase) in trade receivables, gross		64	(488)	(45)
Increase (decrease) in trade payables		36	(122)	(85)
Changes in other customer contract assets and liabilities		140	(41)	(60)
Changes in other assets and liabilities (2)		(292)	(62)	(813)
Other net cash out		(3,956)	(2,028)	(4,319)
Operating taxes and levies paid		(1,880)	(1,929)	(1,939)
Dividends received		12	6	17
Interest paid and interest rates effects on derivatives, net (3)		(1,134)	(1,264)	(1,318)
Tax dispute for fiscal years 2005-2006		-	2,246	-
Income tax paid excluding the effect of the tax litigation for years 2005-2006		(954)	(1,086)	(1,079)
Net cash provided by operating activities (a)		11,236	12,697	10,190
Investing activities
Purchases and sales of property, plant and equipment and intangible assets		(8,580)	(7,176)	(7,582)
Purchases of property, plant and equipment and intangible assets (4)	8.4-8.5	(8,749)	(8,546)	(8,422)
Increase (decrease) in fixed assets payables		(72)	958	179
Investing donations received in advance		24	39	32
Sales of property, plant and equipment and intangible assets (5)		217	374	628
Cash paid for investment securities, net of cash acquired		(211)	(49)	(559)
Telekom Roumania Communications	3.2	(206)	-	-
SecureLink		-	-	(371)
SecureData		-	-	(95)
Other		(5)	(49)	(93)
Investments in associates and joint ventures		(3)	(7)	(2)
Purchases of equity securities measured at fair value		(76)	(67)	(44)
Proceeds from sales of investment securities, net of cash transferred		891	1	(16)
Orange Concessions	3.2	758	-	-
Swiatlowod Inwestycje Sp. z o.o (FiberCo in Poland)	3.2	132	-	-
Sales of BT	13.7	-	-	543
Other proceeds from sales of investment securities at fair value		95	18	1
Decrease (increase) in securities and other financial assets		1,908	1,716	(1,711)
Investments at fair value, excluding cash equivalents		936	1,568	(2,025)
Other (6)		972	148	314
Net cash used in investing activities (b)		(5,976)	(5,564)	(9,370)

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(in millions of euros)	Note	2021	2020	2019
Financing activities
Medium and long-term debt issuances	13.5-13.6	2,523	2,694	8,351
Medium and long-term debt redemptions and repayments (7)	13.5-13.6	(4,572)	(3,476)	(4,650)
Repayments of lease liabilities		(1,625)	(1,398)	(1,429)
Increase (decrease) of bank overdrafts and short-term borrowings		1,143	(413)	(945)
o/w redemption of subordinated notes reclassified in 2019 as short-term borrowings	15.4	-	(500)	-
Decrease (increase) of cash collateral deposits		988	(747)	590
Exchange rates effects on derivatives, net		201	37	26
Subordinated notes issuances (purchases) and other related fees	15.4	(311)	(12)	419
Coupon on subordinated notes	15.4	(238)	(280)	(276)
Proceeds (purchases) treasury shares	15.2	(199)	7	(34)
o/w employee share offering (Orange Together 2021)	6.3	(188)	-	-
o/w Orange Vision 2020 free share award plan		-	-	(27)
Capital increase (decrease) - non-controlling interests		5	2	79
Changes in ownership interests with no gain/loss of control		(403)	(3)	(7)
Dividends paid to owners of the parent company	15.3	(2,127)	(1,595)	(1,857)
Dividends paid to non-controlling interests	15.6	(218)	(226)	(243)
Net cash used in financing activities (c)		(4,834)	(5,410)	24
Net change in cash and cash equivalents (a) + (b) + (c)		427	1,724	844
Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance		8,145	6,481	5,634
Cash change in cash and cash equivalents		427	1,724	844
Non-cash change in cash and cash equivalents		50	(59)	3
o/w effect of exchange rates changes and other non-monetary effects		50	(59)	3
Cash and cash equivalents in the closing balance		8,621	8,145	6,481

(1)   Operating banking activities mainly include transactions with customers and credit institutions. They are presented in changes in other assets and liabilities.

(2)   Excluding operating tax receivables and payables.

(3)   Including interests paid on lease liabilities for (120) million euros in 2021, (131) million euros in 2020 and (104) million euros in 2019 and interests paid on financed asset liabilities for (1) million euro in 2021, 2020 and 2019.

(4)   Acquisitions of financed assets for 40 million euros in 2021, 241 million euros in 2020 and 144 million euros in 2019 have no effect to the net cash used in investing activities.

(5)   Including proceeds from sale and lease-back transactions for 10 million euros in 2021, 227 million euros in 2020 and 381 million euros in 2019.

(6)   Includes the reimbursement in 2021 of loans granted to Orange Concessions and its subsidiaries for approximately 663 million euros, of which 620 million euros reimbursed by Orange Concessions and 43 million euros by the HIN consortium (see Note 3.2), the reimbursement in 2020 of 97 million euros received by Orange in the context of the dispute with Digicel (see Note 18). In 2019, mainly included net repayments of debt securities of Orange Bank for 277 million euros.

(7)   Including TDIRA buy-backs (see Note 13.4).

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Note 1       Segment information

1.1  Segment revenue

(in millions of euros)	France
		Spain	Other European countries	Eliminations Europe
December 31, 2021
Revenue (3)	18,092	4,720	5,870	(11)
Convergent services	4,697	1,870	850	-
Mobile-only services	2,276	880	2,007	-
Fixed-only services	3,872 (4)	435	652	-
IT & integration services	-	14	338	-
Wholesale	5,313	900	998	(11)
Equipment sales	1,226	621	869	-
Other revenue	708	1	155	0
External	17,489	4,672	5,776	-
Inter-operating segments	603	48	94	(11)
December 31, 2020
Revenue (3)	18,461	4,951	5,638	(9)
Convergent services	4,559	1,984	733	-
Mobile-only services	2,245	1,012	2,026	-
Fixed-only services	3,959 (4)	471	611	-
IT & integration services	-	8	301	-
Wholesale	5,866	916	1,017	(9)
Equipment sales	1,187	547	828	-
Other revenue	644	12	122	-
External	17,794	4,908	5,559	-
Inter-operating segments	667	43	79	(9)
December 31, 2019
Revenue (3)	18,154	5,280	5,783	(12)
Convergent services	4,397	2,092	623	-
Mobile-only services	2,324	1,161	2,143	-
Fixed-only services	4,086 (4)	501	644	-
IT & integration services	-	6	232	-
Wholesale	5,487	901	1,071	(12)
Equipment sales	1,351	620	898	-
Other revenue	509	0	173	-
External	17,492	5,230	5,695	-
Inter-operating segments	662	50	88	(12)

(1)   Including, in 2021, revenue of 5,118 million euros in France, 13 million euros in Spain, 1,294 million euros in other European countries and 1,331 million euros in other countries.

Including, in 2020, revenue of 5,071 million euros in France, 13 million euros in Spain, 1,287 million euros in other European countries and 1,436 million euros in other countries.

Including, in 2019, revenue of 5,233 million euros in France, 21 million euros in Spain, 1,077 million euros in other European countries and 1,489 million euros in other countries.

(2)   Including revenue of 1,353 million euros in France in 2021, 1,305 million euros in 2020 and 1,374 million euros in 2019.

(3)   The description of different sources of revenue is presented in Note 4.1.

(4)   Including, in 2021, fixed only broadband revenue of 2,862 million euros and fixed only narrowband revenue of 1,010 million euros.

Including, in 2020, fixed only broadband revenue of 2,748 million euros and fixed only narrowband revenue of 1,212 million euros.

Including, in 2019, fixed only broadband revenue of 2,699 million euros and fixed only narrowband revenue of 1,387 million euros.

(5)   Including, in 2021, revenue of 1,106 million euros from voice services and revenue of 2,527 million euros from data services.

Including, in 2020, revenue of 1,237 million euros from voice services and revenue of 2,614 million euros from data services.

Including, in 2019, revenue of 1,289 million euros from voice services and revenue of 2,674 million euros from data services.

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Europe	Africa & Middle East	Enterprise (1)	International Carriers & Shared Services (2)	Eliminations	Total telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange consolidated financial statements
Total

10,579	6,381	7,757	1,515	(1,795)	42,530	-	(7)	42,522
2,720	-	-	-	-	7,417	-	-	7,417
2,887	4,884	636	-	(31)	10,652	-	(0)	10,652
1,087	664	3,633 (5)	-	(168)	9,089	-	(1)	9,088
352	31	3,195	-	(167)	3,411	-	(4)	3,407
1,886	654	42	1,056	(1,249)	7,702	-	-	7,702
1,490	112	250	-	(8)	3,070	-	(0)	3,070
157	36	-	460	(172)	1,188	-	(2)	1,186
10,449	6,216	7,371	998	-	42,522	-	-	42,522
131	165	386	517	(1,795)	7	-	(7)	-

10,580	5,834	7,807	1,450	(1,855)	42,277	-	(7)	42,270
2,717	-	-	-	-	7,276	-	-	7,276
3,038	4,420	649	-	(35)	10,317	-	(0)	10,317
1,083	562	3,851 (5)	-	(177)	9,278	-	(0)	9,277
310	25	3,086	-	(164)	3,256	-	(4)	3,252
1,924	695	45	1,038	(1,313)	8,255	-	-	8,255
1,375	89	175	-	(5)	2,821	-	(0)	2,821
134	43	-	412	(160)	1,073	-	(2)	1,072
10,467	5,660	7,405	944	-	42,270	-	-	42,270
113	175	402	506	(1,855)	7	-	(7)	-

11,051	5,646	7,820	1,498	(1,926)	42,242	-	(4)	42,238
2,714	-	-	-	-	7,111	-	-	7,111
3,304	4,230	727	-	(40)	10,545	-	(0)	10,544
1,145	493	3,963 (5)	-	(178)	9,509	-	(0)	9,508
239	14	2,909	-	(155)	3,006	-	(3)	3,004
1,959	780	34	1,077	(1,404)	7,933	-	-	7,933
1,518	96	187	-	(6)	3,146	-	(0)	3,146
173	32	-	421	(142)	992	-	(1)	991
10,925	5,430	7,437	955	-	42,238	-	-	42,238
126	216	383	543	(1,926)	4	-	(4)	-

Orange — 2021 Universal Registration Document - 131 Back to contents

1.2  Segment revenue to consolidated net income in 2021

(in millions of euros)	France				Europe
		Spain	Other European countries	Eliminations Europe	Total
Revenue	18,092	4,720	5,870	(11)	10,579
External purchases	(7,081)	(2,768)	(3,330)	11	(6,087)
Other operating income	1,274	161	192	(0)	353
Other operating expenses	(526)	(171)	(179)	0	(350)
Labor expenses	(3,657)	(268)	(665)	-	(932)
Operating taxes and levies	(838)	(163)	(96)	-	(259)
Gains (losses) on disposal of fixed assets, investments and activities	-	-	-	-	-
Restructuring costs	-	-	-	-	-
Depreciation and amortization of financed assets	(84)	-	-	-	-
Depreciation and amortization of right-of-use assets	(304)	(248)	(198)	-	(446)
Impairment of right-of-use assets	-	-	-	-	-
Interests on debts related to financed assets (3)	(1)	-	-	-	-
Interests on lease liabilities (3)	(8)	(14)	(15)	-	(29)
EBITDAaL (1)	6,867	1,251	1,579	0	2,830
Significant litigations (1)	(128)	-	-	-	-
Specific labor expenses (1)	(959)	-	(2)	-	(2)
Fixed assets, investments and businesses portfolio review (1)	(2)	-	359	-	359
Restructuring programs costs (1)	(10)	(180)	(31)	-	(211)
Acquisition and integration costs (1)	(7)	-	(25)	-	(25)
Depreciation and amortization of fixed assets	(3,108)	(1,107)	(1,097)	-	(2,204)
Reclassification of translation adjustment from liquidated entities	-	-	0	-	0
Impairment of goodwill	-	(3,702)	-	-	(3,702)
Impairment of fixed assets	(1)	-	(13)	-	(13)
Share of profits (losses) of associates and joint ventures	(8)	-	5	-	5
Elimination of interests on debts related to financed assets (3)	1	-	-	-	-
Elimination of interests on lease liabilities (3)	8	14	15	-	29
Operating Income	2,653	(3,724)	791	(0)	(2,933)
Cost of gross financial debt except financed assets
Interests on debts related to financed assets (3)
Gains (losses) on assets contributing to net financial debt
Foreign exchange gain (loss)
Interests on lease liabilities (3)
Other net financial expenses
Finance costs, net
Income taxes
Consolidated net income

(1)   See Note 1.9. for EBITDAaL adjustments.

(2)   Mobile Financial Services’s net banking income is recognized in other operating income and amounts to 109 million euros in 2021. The cost of risk is included in other operating expenses and amounts to (46) million euros in 2021.

(3)   Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

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Africa & Middle East	Enterprise	International Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Mobile Financial Services (2)	Elimina- tions telecom activities/mobile financial services	Total	Presentation adjustments (3)	Orange consolidated financial statements
6,381	7,757	1,515	(1,795)	42,530	-	(7)	42,522	-	42,522
(2,502)	(3,967)	(2,000)	3,786	(17,849)	(112)	10	(17,950)	(23)	(17,973)
52	173	2,096	(3,328)	620	114	(4)	730	53	783
(243)	(640)	(71)	1,336	(493)	(44)	2	(535)	(165)	(700)
(535)	(2,119)	(1,298)	-	(8,542)	(84)	-	(8,626)	(1,291)	(9,917)
(644)	(80)	(66)	-	(1,887)	(3)	-	(1,890)	(36)	(1,926)
-	-	-	-	-	-	-	-	2,507	2,507
-	-	-	-	-	-	-	-	(331)	(331)
-	-	-	-	(84)	-	-	(84)	-	(84)
(176)	(147)	(407)	-	(1,478)	(3)	-	(1,481)	-	(1,481)
-	-	0	-	0	-	-	0	(91)	(91)
-	-	-	-	(1)	-	-	(1)	1	N/A
(67)	(7)	(8)	-	(119)	(0)	-	(120)	120	N/A
2,265	970	(237)	(0)	12,696	(131)	1	12,566	744	N/A
-	-	(6)	-	(134)	-	-	(134)	134	N/A
-	(123)	(190)	-	(1,274)	(3)	-	(1,276)	1,276	N/A
2	3	2,146	-	2,507	-	-	2,507	(2,507)	N/A
(41)	(5)	(145)	-	(412)	(11)	-	(422)	422	N/A
-	(1)	(16)	-	(49)	(2)	-	(51)	51	N/A
(1,012)	(378)	(335)	-	(7,038)	(36)	-	(7,074)	-	(7,074)
-	(0)	-	-	(0)	-	-	(0)	-	(0)
-	-	-	-	(3,702)	-	-	(3,702)	-	(3,702)
(1)	0	(2)	-	(17)	-	-	(17)	-	(17)
10	1	(5)	-	3	-	-	3	-	3
-	-	-	-	1	-	-	1	(1)	N/A
67	7	8	-	119	0	-	120	(120)	N/A
1,291	474	1,217	(0)	2,702	(182)	1	2,521	(0)	2,521
									(829)
									(1)
									(3)
									65
									(120)
									106
									(782)
									(962)
									778

Orange — 2021 Universal Registration Document - 133 Back to contents

1.3  Segment revenue to consolidated net income in 2020

(in millions of euros)	France				Europe
		Spain	Other European countries	Eliminations Europe	Total
Revenue	18,461	4,951	5,638	(9)	10,580
External purchases	(7,101)	(2,774)	(3,194)	9	(5,959)
Other operating income	1,303	141	153	(0)	293
Other operating expenses	(592)	(185)	(173)	0	(358)
Labor expenses	(3,663)	(280)	(632)	-	(912)
Operating taxes and levies	(955)	(148)	(90)	-	(238)
Gains (losses) on disposal of fixed assets, investments and activities	-	-	-	-	-
Restructuring costs	-	-	-	-	-
Depreciation and amortization of financed assets	(55)	-	-	-	-
Depreciation and amortization of right-of-use assets	(225)	(260)	(183)	-	(443)
Impairment of right-of-use assets	-	-	-	-	-
Interests on debts related to financed assets (3)	(1)	-	-	-	-
Interests on lease liabilities (3)	(8)	(12)	(19)	-	(30)
EBITDAaL (1)	7,163	1,433	1,499	-	2,932
Significant litigations (1)	(199)	-	-	-	-
Specific labor expenses (1)	(7)	-	2	-	2
Fixed assets, investments and businesses portfolio review (1)	21	22	14	-	36
Restructuring programs costs (1)	(5)	(0)	(2)	-	(2)
Acquisition and integration costs (1)	(1)	-	(7)	-	(7)
Depreciation and amortization of fixed assets	(3,157)	(1,059)	(1,129)	-	(2,187)
Reclassification of translation adjustment from liquidated entities	-	-	-	-	-
Impairment of goodwill	-	-	-	-	-
Impairment of fixed assets	(15)	0	(8)	-	(8)
Share of profits (losses) of associates and joint ventures	(1)	-	0	-	0
Elimination of interests on debts related to financed assets (3)	1	-	-	-	-
Elimination of interests on lease liabilities (3)	8	12	19	-	30
Operating Income	3,809	407	389	-	796
Cost of gross financial debt except financed assets
Interests on debts related to financed assets (3)
Gains (losses) on assets contributing to net financial debt
Foreign exchange gain (loss)
Interests on lease liabilities (3)
Other net financial expenses
Finance costs, net
Income Taxes
Consolidated net income
(1)   See Note 1.9. for EBITDAaL adjustments.

(2)   Mobile Financial Services’s net banking income is recognized in other operating income and amounts to 69 million euros in 2020. The cost of risk is included in other operating expenses and amounts to (31) million euros in 2020.

(3)   Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

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Africa & Middle East	Enterprise	International Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Mobile Financial Services (2)	Elimina- tions telecom activities/mobile financial services	Total	Presentation adjustments (3)	Orange consolidated financial statements
5,834	7,807	1,450	(1,855)	42,277	-	(7)	42,270	-	42,270
(2,443)	(4,019)	(1,951)	3,891	(17,582)	(108)	6	(17,684)	(6)	(17,691)
76	161	2,076	(3,371)	539	75	(9)	604	-	604
(212)	(646)	(51)	1,335	(524)	(47)	11	(560)	(229)	(789)
(514)	(2,027)	(1,274)	-	(8,390)	(75)	-	(8,465)	(25)	(8,490)
(552)	(102)	(75)	-	(1,923)	(1)	-	(1,924)	-	(1,924)
-	-	-	-	-	-	-	-	228	228
-	-	-	-	-	-	-	-	(25)	(25)
-	-	-	-	(55)	-	-	(55)	-	(55)
(158)	(145)	(410)	-	(1,380)	(3)	-	(1,384)	-	(1,384)
-	-	-	-	-	-	-	-	(57)	(57)
-	-	-	-	(1)	-	-	(1)	1	N/A
(67)	(5)	(9)	-	(120)	(0)	-	(120)	120	N/A
1,964	1,023	(244)	-	12,839	(160)	1	12,680	6	N/A
-	-	(13)	-	(211)	-	-	(211)	211	N/A
(0)	2	(9)	-	(12)	(0)	-	(12)	12	N/A
6	14	151	-	228	-	-	228	(228)	N/A
(5)	(9)	(59)	-	(80)	(3)	-	(83)	83	N/A
(2)	(6)	(15)	-	(32)	(5)	-	(37)	37	N/A
(1,011)	(410)	(342)	-	(7,106)	(28)	-	(7,134)	-	(7,134)
-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-
(0)	-	(7)	-	(30)	-	-	(30)	-	(30)
8	1	(9)	-	(2)	-	-	(2)	-	(2)
-	-	-	-	1	-	-	1	(1)	N/A
67	5	9	-	120	0	-	120	(120)	N/A
1,027	621	(538)	-	5,715	(195)	1	5,521	-	5,521
									(1,099)
									(1)
									(1)
									(103)
									(120)
									11
									(1,314)
									848
									5,055

Orange — 2021 Universal Registration Document - 135 Back to contents

1.4  Segment revenue to consolidated net income in 2019

(in millions of euros)	France				Europe
		Spain	Other European countries	Eliminations Europe	Total
Revenue	18,154	5,280	5,783	(12)	11,051
External purchases	(7,036)	(2,907)	(3,318)	12	(6,213)
Other operating income	1,392	221	148	(0)	369
Other operating expenses	(553)	(207)	(173)	0	(380)
Labor expenses	(3,730)	(271)	(678)	-	(949)
Operating taxes and levies	(893)	(160)	(84)	-	(244)
Gains (losses) on disposal of fixed assets, investments and activities	-	-	-	-	-
Restructuring costs	-	-	-	-	-
Depreciation and amortization of financed assets	(14)	-	-	-	-
Depreciation and amortization of right-of-use assets	(175)	(298)	(168)	-	(466)
Impairment of right-of-use assets	-	-	-	-	-
Interests on debts related to financed assets (3)	(1)	-	-	-	-
Interests on lease liabilities (3)	(9)	(12)	(21)	-	(32)
EBITDAaL (1)	7,135	1,646	1,489	-	3,136
Significant litigations (1)	-	-	-	-	-
Specific labor expenses (1)	(32)	-	2	-	2
Fixed assets, investments and businesses portfolio review (1)	4	56	63	-	120
Restructuring programs costs (1)	(45)	(12)	(55)	-	(67)
Acquisition and integration costs (1)	-	-	(5)	-	(5)
Depreciation and amortization of fixed assets	(3,179)	(1,076)	(1,119)	-	(2,195)
Reclassification of translation adjustment from liquidated entities	-	-	-	-	-
Impairment of goodwill	-	-	-	-	-
Impairment of fixed assets	(1)	-	(15)	-	(15)
Share of profits (losses) of associates and joint ventures	-	-	1	-	1
Elimination of interests on debts related to financed assets (3)	1	-	-	-	-
Elimination of interests on lease liabilities (3)	9	12	21	-	32
Operating Income	3,892	626	383	-	1,009
Cost of gross financial debt except financed assets
Interests on debts related to financed assets (3)
Gains (losses) on assets contributing to net financial debt
Foreign exchange gain (loss)
Interests on lease liabilities (3)
Other net financial expenses
Effects resulting from BT sale
Finance costs, net
Income Taxes
Consolidated net income

(1)   See Note 1.9. for EBITDAaL adjustments.

(2)   Mobile Financial Services’s net banking income is recognized in other operating income and amounts to 40 million euros in 2019. The cost of risk is included in other operating expenses and amounts to (10) million euros in 2019.

(3)   Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

Orange — 2021 Universal Registration Document - 136 Back to contents

Africa & Middle East	Enterprise	International Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Mobile Financial Services (2)	Elimina- tions telecom activities/mobile financial services	Total	Presentation adjustments (3)	Orange consolidated financial statements
5,646	7,820	1,498	(1,926)	42,242	-	(4)	42,238	-	42,238
(2,451)	(3,991)	(2,041)	3,962	(17,769)	(96)	5	(17,860)	-	(17,860)
72	169	2,088	(3,396)	694	43	(17)	720	-	720
(245)	(634)	(63)	1,360	(515)	(29)	17	(527)	(72)	(599)
(507)	(1,949)	(1,261)	-	(8,397)	(73)	-	(8,470)	(24)	(8,494)
(495)	(115)	(80)	-	(1,827)	(1)	-	(1,827)	-	(1,827)
-	-	-	-	-	-	-	-	277	277
-	-	-	-	-	-	-	-	(132)	(132)
-	-	-	-	(14)	-	-	(14)	-	(14)
(135)	(104)	(391)	-	(1,272)	(3)	-	(1,274)	-	(1,274)
-	-	-	-	-	-	-	-	(33)	(33)
-	-	-	-	(1)	-	-	(1)	1	N/A
(72)	(4)	(10)	-	(128)	-	-	(129)	129	N/A
1,814	1,191	(261)	-	13,015	(160)	1	12,856	144	N/A
-	-	(49)	-	(49)	-	-	(49)	49	N/A
-	1	6	-	(23)	-	-	(23)	23	N/A
(19)	-	172	-	277	-	-	277	(277)	N/A
(4)	(16)	(31)	-	(163)	(2)	-	(165)	165	N/A
-	(11)	(8)	-	(24)	-	-	(24)	24	N/A
(972)	(399)	(340)	-	(7,086)	(24)	-	(7,110)	-	(7,110)
2	-	10	-	12	-	-	12	-	12
(54)	-	-	-	(54)	-	-	(54)	-	(54)
89	1	(1)	-	73	-	-	73	-	73
12	1	(7)	-	8	-	-	8	-	8
-	-	-	-	1	-	-	1	(1)	N/A
72	4	10	-	128	-	-	129	(129)	N/A
940	772	(499)	-	6,114	(186)	1	5,930	-	5,930
									(1,108)
									(1)
									5
									76
									(129)
									15
									(119)
									(1,261)
									(1,447)
									3,222

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1.5  Segment investments

(in millions of euros)	France
		Spain	Other European countries	Eliminations Europe
December 31, 2021
eCAPEX (1)	4,117	980	913	-
Elimination of proceeds from sales of property, plant and equipment and intangible assets	49	1	65	-
Telecommunications licenses	264	618	32	-
Financed assets	40	-	-	-
Total investments (4)	4,471	1,598	1,010	-
December 31, 2020
eCAPEX (1)	3,748	969	878	-
Elimination of proceeds from sales of property, plant and equipment and intangible assets	136	75	22	-
Telecommunications licenses	876	6	67	-
Financed assets	241	-	-	-
Total investments (4)	5,001	1,050	967	-
December 31, 2019
eCAPEX (1)	4,052	812	869	-
Elimination of proceeds from sales of property, plant and equipment and intangible assets	95	185	103	-
Telecommunications licenses	0	298	9	-
Financed assets	144	-	-	-
Total investments (4)	4,291	1,296	982	-

(1)   See Note 1.9 for eCAPEX definition.

(2)   Including investments in intangible assets and property, plant and equipment in France for 206 million euros in 2021, 218 million euros in 2020 and 254 million euros in 2019.

(3)   Including investments in intangible assets and property, plant and equipment in France for 271 million euros in 2021, 303 million euros in 2020 and 336 million euros in 2019.

(4)   Including 2,842 million euros for other intangible assets and 5,947 million euros for tangible assets in 2021.

Including 2,940 million euros for other intangible assets and 5,848 million euros for tangible assets in 2020.

Including 2,385 million euros for other intangible assets and 6,181 million euros for tangible assets in 2019.

Orange — 2021 Universal Registration Document - 138 Back to contents

Europe	Africa & Middle East	Enterprise (2)	International Carriers & Shared Services (3)	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange consolidated financial statements
Total

1,893	1,064	318	243	-	7,636	24	-	7,660
66	5	7	36	-	163	-	-	163
650	12	-	-	-	926	-	-	926
-	-	-	-	-	40	-	-	40
2,609	1,082	325	279	-	8,766	24	-	8,789

1,847	1,036	339	133	-	7,102	30	-	7,132
97	9	23	180	-	444	-	-	444
73	20	0	0	-	969	-	-	969
-	-	-	-	-	241	-	-	241
2,017	1,065	362	313	-	8,757	30	-	8,787

1,681	987	404	141	-	7,265	28	-	7,293
289	13	5	208	-	610	-	-	610
308	212	0	0	-	519	-	-	519
-	-	-	-	-	144	-	-	144
2,277	1,211	410	348	-	8,538	28	-	8,565

Orange — 2021 Universal Registration Document - 139 Back to contents

1.6  Segment assets

(in millions of euros)	France
		Spain	Other European countries	Eliminations Europe
December 31, 2021
Goodwill	14,364	3,170	2,910	-
Other intangible assets	4,543	2,259	1,727	-
Property, plant and equipment	16,975	3,834	3,967	-
Right-of-use assets	2,014	1,093	1,104	-
Interests in associates and joint ventures	1,061	-	303	-
Non-current assets included in the calculation of net financial debt	-	-	-	-
Other	9	16	15	-
Total non-current assets	38,966	10,372	10,025	-
Inventories	438	61	176	-
Trade receivables	2,125	643	1,147	1
Other customer contract assets	379	176	407	-
Prepaid expenses	35	417	69	-
Current assets included in the calculation of net financial debt	-	-	-	-
Other	737	72	183	-
Total current assets	3,713	1,368	1,982	1
Total assets	42,679	11,740	12,007	1
December 31, 2020
Goodwill	14,364	6,872	2,640	-
Other intangible assets	4,957	1,852	1,795	-
Property, plant and equipment	16,038	3,750	3,903	-
Right-of-use assets	1,523	1,129	1,052	-
Interests in associates and joint ventures	9	-	5	-
Non-current assets included in the calculation of net financial debt	-	-	-	-
Other	9	17	25	-
Total non-current assets	36,900	13,619	9,421	-
Inventories	361	57	162	-
Trade receivables	1,975	645	1,046	(0)
Other customer contract assets	386	154	367	-
Prepaid expenses	53	492	51	-
Current assets included in the calculation of net financial debt	-	-	-	-
Other	803	117	79	-
Total current assets	3,578	1,465	1,705	(0)
Total assets	40,477	15,085	11,126	(0)
December 31, 2019
Goodwill	14,364	6,872	2,665	-
Other intangible assets	3,968	1,961	1,941	-
Property, plant and equipment	15,308	3,673	4,109	-
Right-of-use assets	1,174	1,123	1,068	-
Interests in associates and joint ventures	3	-	5	-
Non-current assets included in the calculation of net financial debt	-	-	-	-
Other	10	17	22	-
Total non-current assets	34,827	13,645	9,811	-
Inventories	463	61	149	-
Trade receivables	1,477	667	1,210	3
Other customer contract assets	432	150	380	-
Prepaid expenses	41	401	43	-
Current assets included in the calculation of net financial debt	-	-	-	-
Other	699	62	74	-
Total current assets	3,113	1,341	1,855	3
Total assets	37,940	14,986	11,666	3

(1)   Including intangible and tangible assets for 564 million euros in France in 2021, 573 million euros in 2020 and 642 million euros in 2019.

(2)   Including intangible and tangible assets for 1,687 million euros in France in 2021, 1,731 million euros in 2020 and 1,736 million euros in 2019. Intangible assets also include the Orange brand for 3,133 million euros.

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Europe	Africa & Middle East	Enterprise	International Carriers & Shared Services	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange consolidated financial statements
Total

6,079	1,465	2,237	18	-	24,163	28	-	24,192
3,985	1,974	622 (1)	3,728 (2)	-	14,852	88	-	14,940
7,801	4,113	466 (1)	1,125 (2)	(0)	30,479	5	-	30,484
2,197	918	478	2,074	-	7,681	21	-	7,702
303	67	2	6	(0)	1,440	-	-	1,440
-	-	-	-	709	709	-	-	709
31	32	43	39	1,725	1,878	919 (4)	(27)	2,769
20,396	8,569	3,848	6,990	2,433	81,202	1,062	(27)	82,236
237	93	70	114	(0)	951	0	-	952
1,791	833	1,162	904	(774)	6,040	91	(103)	6,029
583	13	485	-	-	1,460	-	-	1,460
486	200	95	53	(30)	839	14	(1)	851
-	-	-	-	10,462	10,462	-	-	10,462
255	1,484	214	389	163	3,241	2,848 (5)	(9)	6,080
3,351	2,623	2,026	1,460	9,821	22,994	2,953	(113)	25,834
23,747	11,192	5,873	8,450	12,255	104,196	4,015	(140)	108,071

9,512	1,443	2,225	18	-	27,561	35	-	27,596
3,647	2,046	640 (1)	3,753 (2)	-	15,042	93	-	15,135
7,653	3,751	488 (1)	1,139 (2)	-	29,069	6	-	29,075
2,181	921	456	1,898	-	6,979	30	-	7,009
5	70	2	12	0	98	-	-	98
-	-	-	-	774	774	-	-	774
42	26	31	20	1,576 (3)	1,704	1,219 (4)	(27)	2,896
23,040	8,257	3,840	6,840	2,350	81,226	1,383	(27)	82,582
219	77	57	100	-	814	-	-	814
1,691	769	1,081	890	(761)	5,645	30	(55)	5,620
521	13	317	-	-	1,236	-	-	1,236
542	131	77	66	(28)	841	9	(1)	850
-	-	-	-	11,260	11,260	-	-	11,260
197	1,196	200	386	155	2,937	2,381 (5)	(4)	5,313
3,170	2,185	1,733	1,442	10,627	22,734	2,421	(61)	25,094
26,210	10,442	5,573	8,282	12,977	103,961	3,804	(88)	107,676

9,537	1,481	2,245	18	-	27,644	-	-	27,644
3,903	2,318	695 (1)	3,766 (2)	-	14,649	88	-	14,737
7,782	3,674	526 (1)	1,128 (2)	-	28,418	5	-	28,423
2,190	1,107	387	1,815	-	6,674	26	-	6,700
5	84	1	10	0	103	-	-	103
-	-	-	-	685	685	-	-	685
39	22	25	19	2,052 (3)	2,168	1,268 (4)	(27)	3,409
23,456	8,686	3,878	6,757	2,736	80,342	1,387	(27)	81,701
211	76	60	96	-	906	-	-	906
1,879	720	1,067	974	(773)	5,343	1	(24)	5,320
529	11	237	-	-	1,209	-	-	1,209
444	87	143	26	(16)	725	5	(0)	730
-	-	-	-	10,820	10,820	-	-	10,820
136	968	216	330	145	2,494	3,511 (5)	(3)	6,002
3,199	1,862	1,723	1,426	10,176	21,498	3,517	(28)	24,987
26,655	10,549	5,601	8,182	12,912	101,840	4,904	(55)	106,689

(3)   2019 and 2020 figures have been restated of the IFRS IC decision on the calculation of obligations relating to certain defined benefit pension plans (see Note 2.3.1).

(4)   Including 900 million euros of non-current financial assets related to Mobile Financial Services in 2021, 1,210 million euros in 2020 and 1,259 million euros in 2019 (see Note 17.1.1).

(5)   Including 2,385 million euros of current financial assets related to Mobile Financial Services in 2021 (of which 433 million euros related to trade receivables sold by Orange Spain), 2,077 million euros in 2020 (of which 183 million euros related to trade receivables sold by Orange Spain) and 3,098 million euros in 2019 (see Note 17.1.1).

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1.7  Segment equity and liabilities

(in millions of euros)	France
		Spain	Other European countries	Eliminations Europe
December 31, 2021
Equity	-	-	-	-
Non-current lease liabilities	1,668	1,015	941	-
Non-current fixed assets payables	639	462	165	-
Non-current employee benefits	1,643	5	21	-
Non-current liabilities included in the calculation of net financial debt	-	-	-	-
Other	578	57	327	-
Total non-current liabilities	4,528	1,539	1,454	-
Current lease liabilities	312	193	198	-
Current fixed assets payables	1,402	551	450	-
Trade payables	2,804	782	992	1
Customer contracts liabilities	942	182	518	-
Current employee benefits	1,210	43	111	-
Deferred income	-	84	20	-
Current liabilities included in the calculation of net financial debt	-	-	-	-
Other	795	218	266	-
Total current liabilities	7,465	2,053	2,555	1
Total equity and liabilities	11,993	3,592	4,009	1
December 31, 2020
Equity	-	-	-	-
Non-current lease liabilities	1,238	977	904	-
Non-current fixed assets payables	613	339	186	-
Non-current employee benefits	1,007 (3)	9	15	-
Non-current liabilities included in the calculation of net financial debt	-	-	-	-
Other	583	65	302	-
Total non-current liabilities	3,442	1,389	1,407	-
Current lease liabilities	240	277	186	-
Current fixed assets payables	1,564	655	413	-
Trade payables	2,646	987	880	(0)
Customer contracts liabilities	940	103	303	-
Current employee benefits	1,166	38	101	-
Deferred income	2	114	5	-
Current liabilities included in the calculation of net financial debt	-	-	-	-
Other	670	131	242	-
Total current liabilities	7,229	2,304	2,129	(0)
Total equity and liabilities	10,670	3,692	3,536	(0)
December 31, 2019
Equity	-	-	-	-
Non-current lease liabilities	961	945	902	-
Non-current fixed assets payables	35	366	251	-
Non-current employee benefits	1,309 (3)	17	34	-
Non-current liabilities included in the calculation of net financial debt	-	-	-	-
Other	574	80	301	-
Total non-current liabilities	2,878	1,409	1,487	-
Current lease liabilities	170	284	192	-
Current fixed assets payables	1,144	563	407	-
Trade payables	2,682	1,051	935	3
Customer contracts liabilities	1,015	98	335	-
Current employee benefits	1,224	33	110	-
Deferred income	2	-	6	-
Current liabilities included in the calculation of net financial debt	-	-	-	-
Other	781	178	268	-
Total current liabilities	7,017	2,207	2,252	3
Total equity and liabilities	9,894	3,616	3,739	3

(1)   Including in 2021, 86 million euros of non-current financial liabilities, 102 million euros in 2020 and 101 million euros in 2019.

(2)   Including in 2021, 3,161 million euros of current financial liabilities related to Mobile Financial Services activities, 3,128 million euros in 2020 and 4,280 million euros in 2019 (see Note 17.1).

(3)   2019 and 2020 figures have been restated of the IFRS IC decision on the calculation of obligations relating to certain defined benefit pension plans (see Note 2.3.1).

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Europe	Africa & Middle East	Enterprise	International Carriers & Shared Services	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange consolidated financial statements
Total

-	-	-	-	35,806	35,806	(445)	-	35,361
1,956	805	378	1,863	-	6,669	27	-	6,696
627	104	-	-	-	1,370	-	-	1,370
26	80	277	760	(0)	2,787	11	-	2,798
-	-	-	-	32,083	32,083	-	-	32,083
385	74	20	52	1,312	2,421	93 (1)	(27)	2,487
2,993	1,063	676	2,675	33,395	45,330	131	(27)	45,434
391	181	106	375	-	1,364	4	-	1,369
1,001	543	58	107	(0)	3,110	1	-	3,111
1,774	1,139	771	969	(774)	6,684	157	(103)	6,738
700	130	599	170	(28)	2,513	-	(1)	2,512
154	82	446	395	(0)	2,289	27	-	2,316
104	31	35	9	(2)	176	3	(0)	180
-	-	-	-	3,549	3,549	-	(4)	3,545
485	1,833	278	570	(587)	3,374	4,136 (2)	(5)	7,505
4,609	3,939	2,294	2,595	2,158	23,060	4,329	(113)	27,276
7,602	5,002	2,970	5,270	71,360	104,196	4,015	(140)	108,071

-	-	-	-	37,413 (3)	37,413	(213)	-	37,200
1,881	825	346	1,553	-	5,843	31	-	5,875
525	153	-	-	-	1,291	-	-	1,291
23	72	216 (3)	656 (3)	0	1,975	8	-	1,984
-	-	-	-	30,858	30,858	-	-	30,858
367	69	39	44	990	2,092	110 (1)	(27)	2,175
2,796	1,119	602	2,253	31,847	42,059	150	(27)	42,182
463	141	118	529	-	1,491	5	-	1,496
1,068	523	60	135	(1)	3,349	-	-	3,349
1,867	1,066	745	848	(761)	6,411	120	(55)	6,475
405	126	422	119	(27)	1,985	-	(1)	1,984
138	72	415	374	(0)	2,166	27	-	2,192
119	36	1	6	(0)	165	-	-	165
-	-	-	-	5,207	5,207	-	(2)	5,205
373	1,435	257	900	80	3,714	3,715 (2)	(2)	7,427
4,432	3,398	2,019	2,911	4,498	24,488	3,867	(61)	28,294
7,229	4,517	2,622	5,165	73,757	103,960	3,804	(88)	107,676

-	-	-	-	34,577 (3)	34,577	(16)	-	34,561
1,847	979	288	1,490	-	5,564	29	-	5,593
616	166	-	-	-	817	-	-	817
51	68	240 (3)	676 (3)	-	2,343	9	-	2,353
-	-	-	-	33,562	33,562	-	-	33,562
382	55	39	55	849	1,954	109 (1)	(27)	2,035
2,896	1,268	566	2,221	34,411	42,240	147	(27)	44,360
477	157	110	422	-	1,335	4	-	1,339
970	529	72	135	(1)	2,848	-	-	2,848
1,989	1,136	784	763	(773)	6,581	125	(24)	6,682
433	123	412	126	(15)	2,094	-	(0)	2,093
142	71	407	411	-	2,254	6	-	2,261
6	36	1	7	(0)	51	-	-	51
-	-	-	-	3,950	3,950	-	(3)	3,947
446	1,211	283	846	341	3,908	4,638 (2)	(0)	8,545
4,461	3,264	2,068	2,711	3,501	23,021	4,773	(28)	27,767
7,357	4,532	2,635	4,933	72,488	101,839	4,904	(55)	106,689

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1.8  Simplified statement of cash flows on telecommunication and Mobile Financial Services activities

(in millions of euros)	2021
	Telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange consoli- dated financial statement
Operating activities
Consolidated net income	958	(181)	0	778
Non-monetary items and reclassified items for presentation	14,504	86	1	14,592
Changes in working capital and operating banking activities
Decrease (increase) in inventories, gross	(126)	(0)	-	(126)
Decrease (increase) in trade receivables, gross	37	(21)	47	64
Increase (decrease) in trade payables	47	37	(47)	36
Changes in other customer contract assets and liabilities	140	-	0	140
Changes in other assets and liabilities	21	(313)	-	(292)
Other net cash out
Operating taxes and levies paid	(1,874)	(6)	-	(1,880)
Dividends received	12	-	-	12
Interest paid and interest rates effects on derivatives, net	(1,130) (1)	(3)	(1)	(1,134)
Income tax paid	(955)	1	-	(954)
Net cash provided by operating activities (a)	11,636 (2)	(399)	-	11,236
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets (3)	(8,557)	(23)	-	(8,580)
Purchases of property, plant and equipment and intangible assets	(8,725)	(24)	-	(8,749)
Increase (decrease) in fixed assets payables	(73)	1	-	(72)
Investing donations received in advance	24	-	-	24
Sales of property, plant and equipment and intangible assets	217	-	-	217
Cash paid for investment securities, net of cash acquired	(210)	(1)	-	(211)
Investments in associates and joint ventures	(3)	-	-	(3)
Purchases of equity securities measured at fair value	(75)	(0)	-	(76)
Proceeds from sales of investment securities, net of cash transferred	891	-	-	891
Other proceeds from sales of investment securities at fair value	95	-	-	95
Other decrease (increase) in securities and other financial assets	1,632	274	2	1,908
Net cash used in investing activities (b)	(6,227)	249	2	(5,976)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	2,523	27	(27)	2,523
Medium and long-term debt redemptions and repayments	(4,572) (4)	(27)	27	(4,572)
Increase (decrease) of bank overdrafts and short-term borrowings	1,148	(3)	(2)	1,143
Decrease (increase) of cash collateral deposits	973	15	-	988
Exchange rates effects on derivatives, net	201	-	-	201
Other cash flows
Repayments of lease liabilities	(1,621)	(4)	-	(1,625)
Subordinated notes issuances (purchases) and other related fees	(311)	-	-	(311)
Coupon on subordinated notes	(238)	-	-	(238)
Proceeds (purchases) from treasury shares	(199)	-	-	(199)
Capital increase (decrease) - non-controlling interests	1	4	-	5
Capital increase (decrease) - telecom activities/mobile financial services (6)	(317)	317	-	-
Changes in ownership interests with no gain/loss of control	(403)	-	-	(403)
Dividends paid to owners of the parent company	(2,127)	-	-	(2,127)
Dividends paid to non-controlling interests	(218)	-	-	(218)
Net cash used in financing activities (c)	(5,160)	328	(2)	(4,834)
Cash and cash equivalents in the opening balance	7,891	254	-	8,145
Cash change in cash and cash equivalents (a) + (b) + (c)	249	177	(0)	427
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	48	2	-	50
Cash and cash equivalents in the closing balance	8,188	433	-	8,621

Orange — 2021 Universal Registration Document - 144 Back to contents

(in millions of euros)	2020
	Telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange consoli- dated financial statement
Operating activities
Consolidated net income	5,252	(196)	-	5,055
Non-monetary items and reclassified items for presentation	10,238	70	1	10,309
Changes in working capital and operating banking activities
Decrease (increase) in inventories, gross	72	-	-	72
Decrease (increase) in trade receivables, gross	(483)	(28)	23	(488)
Increase (decrease) in trade payables	(85)	(14)	(22)	(122)
Changes in other customer contract assets and liabilities	(40)	-	(1)	(41)
Changes in other assets and liabilities	36	(98)	-	(62)
Other net cash out
Operating taxes and levies paid	(1,931)	2	-	(1,929)
Dividends received	6	-	-	6
Interest paid and interest rates effects on derivatives, net	(1,265) (1)	2	(1)	(1,264)
Tax dispute for fiscal years 2005-2006	2,246	-	-	2,246
Income tax paid excluding the effect of the fiscal litigation for years 2005-2006	(1,085)	(1)		(1,086)
Net cash provided by operating activities (a)	12,961 (2)	(263)	(1)	12,697
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets (3)	(7,146)	(30)	-	(7,176)
Purchases of property, plant and equipment and intangible assets	(8,516)	(30)	-	(8,546)
Increase (decrease) in fixed assets payables	958	-	-	958
Investing donations received in advance	39	-	-	39
Sales of property, plant and equipment and intangible assets	374	-	-	374
Cash paid for investment securities, net of cash acquired	(16)	(32)	-	(49)
Investments in associates and joint ventures	(7)	-	-	(7)
Purchases of equity securities measured at fair value	(65)	(1)	-	(67)
Sales of investment securities, net of cash transferred	5	14	-	19
Decrease (increase) in securities and other financial assets	1,596	121	(2)	1,716
Net cash used in investing activities (b)	(5,634)	72	(2)	(5,564)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	2,694	-	-	2,694
Medium and long-term debt redemptions and repayments	(3,476) (4)	-	-	(3,476)
Increase (decrease) of bank overdrafts and short-term borrowings	(299) (5)	(116)	2	(413)
Decrease (increase) of cash collateral deposits	(749)	1	-	(747)
Exchange rates effects on derivatives, net	37	-	-	37
Other cash flows
Repayments of lease liabilities	(1,394)	(4)	-	(1,398)
Subordinated notes issuances (purchases) and other related fees	(12)	-	-	(12)
Coupon on subordinated notes	(280)	-	-	(280)
Other proceeds (purchases) from treasury shares	7	-	-	7
Capital increase (decrease) - non-controlling interests	2	-	-	2
Capital increase (decrease) - telecom activities/mobile financial services (6)	(197)	197	-	-
Changes in ownership interests with no gain/loss of control	(3)	-	-	(3)
Dividends paid to owners of the parent company	(1,595)	-	-	(1,595)
Dividends paid to non-controlling interests	(225)	(1)	-	(226)
Net cash used in financing activities (c)	(5,490)	78	2	(5,410)
Cash and cash equivalents in the opening balance	6,112	369	-	6,481
Cash change in cash and cash equivalents (a) + (b) + (c)	1,839	(115)	-	1,724
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	(59)	-	-	(59)
Cash and cash equivalents in the closing balance	7,891	254	-	8,145

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(in millions of euros)	2019
	Telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange consoli- dated financial statement
Operating activities
Consolidated net income	3,407	(185)	-	3,222
Non-monetary items and reclassified items for presentation	12,128	91	1	12,221
Changes in working capital and operating banking activities
Decrease (increase) in inventories, gross	69	-	-	69
Decrease (increase) in trade receivables, gross	(34)	(1)	(10)	(45)
Increase (decrease) in trade payables	(92)	(3)	10	(85)
Changes in other customer contract assets and liabilities	(59)	-	(0)	(60)
Changes in other assets and liabilities	(87)	(726)	-	(813)
Other net cash out
Operating taxes and levies paid	(1,939)	(0)	-	(1,939)
Dividends received	17	-	-	17
Interest paid and interest rates effects on derivatives, net	(1,317) (1)	(0)	(1)	(1,318)
Income tax paid	(1,079)	0	-	(1,079)
Net cash provided by operating activities (a)	11,014 (2)	(824)	-	10,190
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets (3)	(7,555)	(28)	-	(7,582)
Purchases of property, plant and equipment and intangible assets	(8,394)	(28)	-	(8,422)
Increase (decrease) in fixed assets payables	179	(0)	-	179
Investing donations received in advance	32	-	-	32
Sales of property, plant and equipment and intangible assets	628	-	-	628
Cash paid for investment securities, net of cash acquired	(559)	-	-	(559)
Investments in associates and joint ventures	(2)	-	-	(2)
Purchases of equity securities measured at fair value	(39)	(5)	-	(44)
Sales of investment securities, net of cash transferred	529	-	-	529
Decrease (increase) in securities and other financial assets	(2,082)	368	3	(1,711)
Net cash used in investing activities (b)	(9,707)	335	3	(9,370)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	8,351	-	-	8,351
Medium and long-term debt redemptions and repayments	(4,650) (4)	-	-	(4,650)
Increase (decrease) of bank overdrafts and short-term borrowings	(1,082)	140	(3)	(945)
Decrease (increase) of cash collateral deposits	609	(19)	-	590
Exchange rates effects on derivatives, net	26	-	-	26
Other cash flows
Repayments of lease liabilities	(1,426)	(4)	-	(1,429)
Subordinated notes issuances (purchases) and other related fees	419	-	-	419
Coupon on subordinated notes	(276)	-	-	(276)
Purchases of treasury shares	(34)	-	-	(34)
Capital increase (decrease) - non-controlling interests	14	65	-	79
Capital increase (decrease) - telecom activities/mobile financial services (6)	(122)	122	-	-
Changes in ownership interests with no gain/loss of control	(7)	-	-	(7)
Dividends paid to owners of the parent company	(1,857)	-	-	(1,857)
Dividends paid to non-controlling interests	(243)	-	-	(243)
Net cash used in financing activities (c)	(278)	305	(3)	24
Cash and cash equivalents in the opening balance	5,081	553	-	5,634
Cash change in cash and cash equivalents (a) + (b) + (c)	1,029	(185)	-	844
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	3	-	-	3
Cash and cash equivalents in the closing balance	6,112	369	-	6,481

(1)   Including interests paid on lease liabilities for (119) million euros in 2021, (131) million euros in 2020 and (104) million euros in 2019 and interests paid on financed asset liabilities for (1) million euro in 2021, 2020 and 2019.

(2)   Including significant litigations paid and received for (306) million euros in 2021, 2,217 million euros in 2020 and 5 million euros in 2019.

(3)   Including telecommunication licenses paid for (717) million euros, (351) million euros in 2020 and (334) million euros in 2019.

(4)   Including repayments of debts relating to financed assets for (80) million euros in 2021, (60) million euros in 2020 and (17) million euros in 2019.

(5)   Including redemption of subordinated notes reclassified in 2019 as short-term borrowings of (500) million euros in 2020.

(6)   Including Orange Bank’s share capital invested by Orange group for 300 million euros in 2021, 197 million euros in 2020 and 122 million euros in 2019.

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The table below shows the reconciliation between net cash provided by operating activities (telecom activities), as shown in the simplified statement of cash flows, and organic cash flow from telecom activities.

	2021	2020	2019
Net cash provided by operating activities (telecom activities)	11,636	12,961	11,014
Purchases (sales) of property, plant and equipment and intangible assets	(8,557)	(7,146)	(7,555)
Repayments of lease liabilities	(1,621)	(1,394)	(1,426)
Repayments of debts relating to financed assets	(80)	(60)	(17)
Elimination of telecommunication licenses paid	717	351	334
Elimination of significant litigation paid (and received) (1)	306	(2,217)	(5)
Organic cash flow from telecom activities	2,401	2,494	2,345

(1)   In 2020, including the tax proceeds of 2,246 million euros relating to the tax dispute for fiscal years 2005-2006.

1.9  Definition of operating segments and performance indicators

Accounting policies

Segment information

The decisions regarding the allocation of resources and the assessment of Orange’s performance (hereinafter referred to as "the Group") are made by the Chairman and Chief Executive Officer (main operational decision-maker) at business segment level, mainly consisting of the geographical establishments.

The business segments are:

−    France (excluding Enterprise);

−    Spain and each of the Other European countries (including the business segments Poland, Belgium and Luxembourg and each of the Central European countries). The Europe aggregate thus presents all the business segments in this region;

−    the Sonatel subgroup (grouping together Sonatel in Senegal, Orange Mali, Orange Bissau, Orange in Guinea and Orange in Sierra Leone), the Côte d’Ivoire subgroup (including the Orange Côte d’Ivoire entities, Orange in Burkina Faso and Orange in Liberia) and each of the other countries in Africa and Middle East. The Africa and Middle East aggregate thus presents all the business segments in this region;

−    Enterprise, which brings together dedicated communication solutions and services for businesses in France and around the world (including the Cyberdefense activity);

−    the activities of International Carriers & Shared Services (IC&SS), which contain certain resources, mainly in the areas of networks, information systems, research and development and other shared Group activities, as well as the Orange brand;

−    Mobile Financial Services, which includes the Orange Bank entity.

The use of shared resources, mainly provided by IC&SS, is taken into account in segment results based either on the terms of contractual agreements between legal entities, external benchmarks or by reallocating costs among the segments. The supply of shared resources is included in other revenues of the service provider, and the use of these resources is included in expenses of the service user. The cost of shared resources may be affected by changes in contractual relationships or organization and may therefore impact the segment results disclosed from one fiscal year to another.

Operating performance indicators

EBITDAaL and eCAPEX are the key operating performance indicators used by the Group to:

−    manage and assess its operating and segment results; and

−    implement its investment and resource allocation strategy.

The Group’s management believes that the presentation of these indicators is relevant as it provides readers with the same management indicators as those used internally.

EBITDAaL relates to operating income (loss) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, and after interests on debts related to financed assets and on lease liabilities, adjusted for:

−    significant litigation impacts;

−    specific labor expenses;

−    fixed assets, investments and business portfolio review;

−    restructuring program costs;

−    acquisition and integration costs;

−    where appropriate, other specific items.

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This measurement indicator allows for the effects of certain specific factors to be isolated, irrespective of their recurrence and the type of income and expense, when they are linked to:

−    significant litigation: significant litigation expenses relate to risk reassessments regarding various litigations. Associated procedures are based on third-party decisions (regulatory authority, court, etc.) and occur over a different period to the activities at the source of the litigation. Costs are by nature difficult to predict in terms of their source, amount and period;

−    specific labor expenses: independent of any departure plans included in the costs of restructuring programs, certain employee working time adjustment programs have a negative impact on the period in which they are signed and implemented. Specific labor expenses also relate to changes in assumptions and experience effects for the various part-time for seniors plans in France;

−    fixed assets, investments and business portfolio review: the Group conducts an ongoing review of its portfolio of fixed assets, investments and businesses. In this context, exit or disposal decisions are implemented and, by their nature, have an impact on the period in which they take place;

−    restructuring program costs: the adaptation of the Group’s activities to changes in the environment may generate costs related to the shutdown or major transformation of an activity. These costs, linked to the cessation or major transformation of an activity, mainly consist of employee departure plans, contract terminations and costs in respect of contracts that have become onerous;

−    acquisition and integration costs: the Group incurs costs directly related to the acquisition of entities and their integration in the months following their acquisition. These are primarily legal and advisory fees, registration fees and earn-outs;

−    where appropriate, other specific items that are systematically specified in relation to income and/or expenses.

EBITDAaL is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered as a substitute for operating income or cash flow provided by operating activities.

eCAPEX relates to acquisitions of property, plant and equipment and intangible assets excluding telecommunication licenses and financed assets, minus the disposal price of fixed assets. It is used internally as an indicator to allocate resources. eCAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies.

The Group uses organic cash flow from telecom activities as an operating performance measure for telecom activities as a whole. Organic cash flow from telecom activities relates to net cash provided by telecom activities minus (i) repayment of lease liabilities and debts related to financed assets, (ii) purchases and disposals of property, plant and equipment and intangible assets, net of the change in fixed asset payables, (iii) excluding the effect of telecommunication licenses paid and principal litigations paid and received. Organic cash flow is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other groups.

Assets and liabilities

Inter-segment assets and liabilities are reported in each business segment.

Non-allocated assets and liabilities for telecom activities mainly include external financial debt, external cash and cash equivalents, current and deferred tax assets and liabilities, as well as equity. Financial debt and investments between these segments are presented as non-allocated elements.

For Mobile Financial Services, the line "other" includes the assets and liabilities listed above as well as loans and receivables and payables related to Mobile Financial Services transactions.

The other accounting policies are presented within each note to which they refer.

1.10      Change in segment information expected in 2022

In February 2021, Orange announced the creation of TOTEM, a European TowerCo that will operate a tower portfolio consisting of approximately 26,000 sites in France and Spain at December 31, 2021. The TowerCo entered the operational phase at the end of 2021 and will require changes to the internal reporting followed by the Group and the presentation of segment information as of January 1, 2022.

Note 2       Description of business and basis of preparation of the consolidated financial statements

2.1  Description of business

Orange provides B2C customers, businesses and other telecommunication operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission and other value-added services, including mobile financial services. In addition to its role as a supplier of connectivity, the Group provides business services, primarily solutions in the fields of digital work, security and improving business line processes.

Telecommunication operator activities are regulated and dependent upon the granting of licenses, just as Mobile Financial Services activities have their own regulations.

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2.2  Basis of preparation of the financial statements

The consolidated financial statements were approved by the Board of Directors’ Meeting of February 16, 2022 and will be submitted for approval at the Shareholders’ Meeting of May 19, 2022.

The 2021 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as endorsed by the European Union. Comparative figures are presented for 2020 and 2019 using the same basis of preparation.

The data are presented in millions of euros, without a decimal. Rounding to the nearest million may in some cases lead to non-significant discrepancies in the totals and subtotals shown in the tables.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the texts currently being endorsed, that have no effect on the Group accounts. Consequently, the Group financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

The principles applied to prepare the 2021 financial data are based on:

−    all the standards and interpretations endorsed by the European Union compulsory at December 31, 2021;

−    options taken relating to date and methods of first application (see 2.3 below);

−    the recognition and measurement alternatives allowed by the IFRSs:

Standard		Alternative used
IAS 1	Accretion expense on operating liabilities (employee benefits, environmental liabilities and licenses)	Classification as financial expenses
IAS 2	Inventories	Measurement of inventories determined by the weighted average unit cost method
IAS 7	Interest paid and received dividends	Classification as net operating cash flows
IAS 16	Property, plant and equipment	Measurement at amortized historical cost
IAS 38	Intangible assets	Measurement at amortized historical cost
IFRS 3	Non-controlling interests	At the acquisition date, measurement either at fair value or at the portion of the net identifiable asset of the acquired entity

−    accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8:

Topic	Note
Presentation of consolidated financial statements	Financial statements and segment information
Operating taxes and levies payables	10.1
Income taxes	10.2
Non-controlling interests: change in ownership interest in a subsidiary and transactions with owners	3 and 15.6

In the absence of any accounting standard or interpretation applicable to a specific transaction or event, the Group’s management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

−    fairly present the Group’s financial position, financial performance and cash flows;

−    reflect the economic substance of transactions;

−    are neutral;

−    are prepared on a prudent basis; and

−    are complete in all material respects.

2.3  New standards and interpretations applied from January 1, 2021

2.3.1      Decision of the IFRS IC concerning IAS 19 "Employee Benefits" on the calculation of obligations relating to certain defined benefit pension plans

The IFRS Interpretations Committee (IC) was asked to comment on the calculation of defined benefit pension plans for which the granting of rights is conditional on the employee’s presence in the Group at the time of retirement (with loss of all rights in the event of early retirement) and for which the rights depend on seniority, while being capped at a certain number of years of service. For plans reviewed by the IFRS IC, the cap may be reached at a date prior to retirement.

In France, the interpretation of IAS 19 had led to the practice of measuring and recognizing the commitment on a straight-line basis over the employee’s career with the Group. The commitment calculated in this way corresponds to the pro rata rights acquired by the employee at the time of retirement.

The decision of the IFRS IC, published on May 24, 2021, concludes, in this case, that no rights are acquired in the event of departure before retirement age and that the rights are capped after a certain number of years of seniority ("X"), and the commitment would only be recognized for the last X years of the employee’s career within the company.

This decision was implemented by the Group at December 31, 2021 for plans falling within the scope of the Interpretation Committee’s decision. The effect of this implementation mainly limited to retirement benefit plans in France.

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As the application of this decision constitutes a change in accounting policy, the effects of the implementation have been calculated retrospectively and have affected the opening equity. The effect of the implementation of this decision on the income statement is not material for the periods presented.

The required information on employee benefits is presented in Note 6.2.

−    Effects on the consolidated statement of financial position:

(in millions of euros)	January 1, 2019	Effects of IFRS IC decision	January 1, 2019 restated data	2019 variation	Effects of IFRS IC decision	December 31, 2019 restated data	2020 variation	Effects of IFRS IC decision	December 31, 2020 restated data
Assets
Deferred tax assets	2,893	(40)	2,853	(1,901)	(12)	940	(261)	(5)	674
Total non-current assets	82,446	(40)	82,406	(693)	(12)	81,701	886	(5)	82,582
Total assets	104,302	(40)	104,262	2,439	(12)	106,689	992	(5)	107,676
Liabilities
Equity attributable to owners of the parent company	30,671	114	30,785	1,054	35	31,875	2,670	13	34,557
o/w reserves	(2,060)	114	(1,946)	985	-	(961)	2,927	-	1,966
o/w other comprehensive income	(571)	-	(571)	69	35	(467)	(257)	13	(711)
o/w deferred tax	232	-	232	(16)	(12)	203	(4)	(5)	195
o/w actuarial gains and losses	(504)	-	(504)	(107)	48	(563)	(33)	18	(579)
Equity attributable to non-controlling interests	2,580	-	2,580	107	-	2,687	(44)	-	2,643
Total Equity	33,251	114	33,364	1,161	35	34,561	2,626	13	37,200
Non-current employee benefits	2,823	(153)	2,670	(269)	(48)	2,353	(351)	(18)	1,984
Total non-current liabilities	39,644	(153)	39,491	4,917	(48)	44,360	(2,160)	(18)	42,182
Total equity and liabilities	104,302	(40)	104,262	2,439	(12)	106,689	992	(5)	107,676

2.3.2      Amendment to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: IBOR reform phase 2

The amendments to the standards for this phase 2 provide in particular practical expedients for the modification of financial instruments or leases related to the IBOR reform. For debt instruments affected by the IBOR reform, it will not be necessary to apply the provisions of IFRS 9 to determine whether the modification of the instrument is substantial. These amendments propose that modifications to financial instruments related to the reform be treated prospectively as an update to the interest rate with no impact on profit or loss. With regard to hedge accounting, the amendments introduce an exemption allowing hedge accounting to be maintained despite the change in future cash flows impacted by the change in rates due to the reform.

Discussions with the counterparties to negotiate the replacement of the indices with the new ones have been finalized. At December 31, 2021, the Group’s exposure to financial instruments indexed to variable rates that are due to expire and maturing after the reform’s implementation date is now nil.

2.3.3      IFRS IC decision on implementation costs of a Cloud Computing agreement - IAS 38

The IFRS IC has specified the cases in which configuration and adaptation costs for software acquired as part of SaaS ("software as a service") may be capitalized as intangible assets. In accordance with this decision, only services that result in the creation of an additional code controlled by the customer could be capitalized. Other services would be recognized as expenses for the period or as prepaid expenses. The method used to expense the implementation costs of the Group’s SaaS contracts complies with the accounting provisions set out by the IFRS IC in its decision.

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2.4  Main standards and interpretations compulsory after December 31, 2021 with no early application elected by the Group

2.4.1      Amendment to IAS 1: Classification of liabilities as current or non-current

The amendment to the standard clarifies the current requirements of IAS 1 on the classification of liabilities in an entity’s balance sheet. This amendment is not expected to have a significant impact on the Group’s statement of financial position. However, the implementation of this amendment could lead to the reclassification of certain liabilities from current to non-current, and vice versa. The date of entry into force of this amendment is January 1, 2024.

2.4.2      Amendment to IAS 16: Proceeds before intended use

The amendment clarifies that an entity is not permitted to recognize any revenue from the sale of items produced as a deduction from the cost of the fixed asset while preparing the asset for its intended use. The proceeds from selling such items are recognized in profit or loss. This amendment should have no effect on the Group’s financial statements. The amendment is applicable from January 1, 2022.

2.4.3      Amendment to IAS 37: Onerous contracts - cost of fulfilling a contract

The clarifications provided by the amendment concern the incremental costs of fulfilling an onerous contract to be taken into account in the provision, namely the costs of direct labor and materials and the allocation of other costs directly related to the contract, for example the depreciation expense relating to a fixed asset used in fulfilling the contract. The potential provisions of this amendment are currently being analyzed. The amendment is applicable from January 1, 2022.

2.4.4      Amendment to IAS 12: Taxes - Deferred taxes related to an asset or liability acquired through a single transaction

The amendment introduces a new exception to the exemption from the initial recognition of deferred taxes. As a result of this amendment, an entity does not apply the initial recognition exemption for transactions that give rise to deductible temporary differences.

Under applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and a liability in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit. For example, this may occur when the lease liability and the corresponding right of use are recognized under IFRS 16 at the inception of a lease. The Group’s accounting policies are already aligned with the proposals of the amendment. The provisions of this amendment will apply as of January 1, 2023.

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2.5  Accounting policies, use of judgment and estimates

The accounting policies are presented within each note to which they refer. In summary:

Note	Topic	Accounting policies	Judgments and estimates (1)
1	Segment information	X
3	Changes in the scope of consolidation, takeovers (business combinations), internal transfer of consolidated shares, assets held for sale	X	X
4.1	Revenue	X	X
4.3	Trade receivables	X	X
4.4	Customer contract net assets and liabilities, costs of obtaining a contract and costs to fulfill a contract, unfulfilled performance obligations	X	X
4.5	Submarine cable consortiums, Orange Money	X
5.1	Advertising, promotion, sponsoring, communication and brand marketing costs	X
5.2	Litigation, acquisition and integration costs	X	X
5.3	Restructuring costs	X	X
5.4	Broadcasting rights and equipment inventories	X
5.6	Trade payables (goods and services)	X	X
6.2	Employee benefits	X	X
6.3	Employee share-based compensation	X
7	Goodwill, impairment of goodwill	X	X
8.2	Depreciation and amortization	X
8.3	Impairment of non-current assets	X	X
8.4	Other intangible assets	X	X
8.5	Property, plant and equipment financial liabilities	X	X
8.6	Fixed assets payables	X	X
8.7	Dismantling provisions	X	X
9	Leases	X	X
9.1	Right-of-use assets	X
9.2	Lease liabilities	X	X
10.1	Operating taxes and levies	X
10.2	Income taxes	X	X
11	Interests in associates and joint ventures	X	X
12	Transactions with related parties	X
13.3	Net financial debt	X	X
13.3	Cash and cash equivalents, bonds, bank loans and loans from multilateral lending institutions	X
13.4	Perpetual bonds redeemable for shares (TDIRA)	X	X
13.7	Financial assets (telecom activities)	X	X
13.8	Derivatives (telecom activities)	X
14.8	Fair value of financial assets and liabilities (telecom activities)	X	X
15.2	Treasury shares	X
15.4	Subordinated notes, equity component of perpetual bonds redeemable for shares (TDIRA)	X	X
15.5	Translation adjustments	X
15.6	Non-controlling interests	X
15.7	Earnings per share	X
17.1	Financial assets and liabilities of Mobile Financial Services	X
17.1.1	Financial assets related to Orange Bank activities	X	X
17.2.7	Fair value of financial assets and liabilities of Orange Bank		X
18	Litigation		X

(1)   See Notes 2.5.1 and 2.5.2.

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2.5.1      Use of judgment

In addition to the alternatives or accounting positions mentioned above in 2.2, Management exercises judgment in order to define the accounting policies for certain transactions:

Topic		Nature of accounting judgment
Notes 3 and 20	Control

Requiring judgment in certain circumstances with respect to the existence or not of the control

Continuous control assessment which can affect the scope of consolidation, as for instance when a shareholders’ agreement is revised or terminated, or when protective rights turn into substantive rights

Note 4	Revenue	Splitting transaction price between mobile and service Identification of distinct or non-distinct performance obligations
Notes 5, 10 and 18	Purchases and other expenses, tax and litigation

Litigation and tax: measurement of technical merits of the interpretations and legislative positions and qualification of the facts and circumstances

Onerous supplier contracts: trigger event, nature of unavoidable costs

Note 5	Purchases and other expenses	Reverse factoring: distinguishing operating debt and financial debt
Note 8	Fixed assets	Qualifying network, sites or equipment sharing among operators as joint operations
Note 9	Leases

Determination of the non-cancellable lease term and assessment of the exercise or not of termination, extension and purchase option

Separation of service and lease components of leases

"TowerCos" arrangements: electing the unit of account (tower or used space) and analyzing the arrangements in order to determine whether they contain a lease

Notes 13 and 15	Financial assets, liabilities and financial results (telecom activities) Equity	Distinguishing equity and debt: assessing specific contractual clauses

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2.5.2      Use of estimates

In preparing the Group’s financial statements, Orange’s management makes estimates, insofar as many elements included in the financial statements cannot be measured precisely. Management revises these estimates if the underlying circumstances evolve or in light of new information or more experience. Consequently, the estimates made at December 31, 2021 may subsequently be changed.

Topic		Key sources of estimates on future income and/or cash flows
Notes 4, 14 and 17	Sales	Deciding duration of legally binding rights and obligations
Notes 5, 10 and 18	Risk of resources outflow linked to claims and litigation and to tax legislation Onerous contracts	Underlying assumptions of the assessment of legal and fiscal positions Identifying and releasing of uncertain legal and tax positions Underlying assumptions of the assessment
Notes 7.3, 7.4, 8.3, 8.4, 8.5 and 11	Measurement of the recoverable values for the impairment tests (goodwill, property, plant and equipment and intangible assets, investments accounted for under the equity method)

Sensitivity to discount rates, perpetual growth rate and business plans’ assumptions which affect the expected cash flows (revenues, EBITDAaL and investments)

Assessing the competitive, economic and financial environment of the countries where the Group operates

Note 10.2	Measurement of the recoverable value of deferred tax assets	Assessing the deferred tax assets’ recovery timeline when a tax entity reverts to profitability or when the tax legislation limits the use of tax loss carryforwards
Note 8	Fixed assets

Assessing assets’ useful life according to the change in the technological, regulatory or economic environment (notably the migration from the copper local loop into fiber and other greater bandwidth technologies, radio technology migration)

Provision for dismantling and restoring sites: dismantling timeframe, discount rate, expected cost

Note 9	Leases	Determination of the incremental borrowing rate of the lease when the implied interest rate is not identifiable in the lease Determination of the term of certain leases
Note 6.2	Employee benefits	Sensitivity to discount rates Sensitivity to sign-up rate senior plans
Notes 14 and 17	Fair value of financial assets and liabilities	Models, selection of parameters, fair value hierarchy, evaluation of non-performance risks

Furthermore, aside from the elements linked to the level of activity, income and future cash flows are sensitive to changes in financial market risks, notably interest rate and foreign exchange risks (see Note 14).

2.5.3      Consideration of climate change risks

Natural disasters as well as other accidental events related to climate change, such as fires, could lead to significant destruction of the Orange Group’s facilities, resulting in both service interruptions and high repair costs. The frequency and intensity of weather events related to climate change (e.g., floods, storms, heat waves) continue to increase, which could aggravate disasters and increase related damage. In the medium term, rising sea levels could affect sites and facilities located near the coast more often. While coverage of claims by insurers could decrease further, the damage caused by major disasters could result in significant costs to Orange, some of which could be at the expense of the Orange Group and thus affect its financial situation and prospects.

The Group is therefore integrating climate change risks more systematically into its activities. This can be seen in the assessment of these risks on the value of some of its assets through their depreciation schedule or as an event that could lead to the identification of an indication of impairment loss or on the eventual possibility of obtaining financing. Consideration of climate risks is also reflected in the Group’s commitment to be carbon neutral by 2040. This commitment changes certain choices in terms of investments related to its activity.

Numerous projects have been initiated within the Group in order to understand the impacts of climate change on its operations. The implementation of actions to limit the effects of the Group’s activities on climate change is also underway. The outcome of these projects could lead the Group to review certain accounting treatments, judgments or estimates. At December 31, 2021, the Group has not identified any significant impact on its financial statements at the stage of completion of the projects in progress.

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Note 3       Gains and losses on disposal and main changes in scope of consolidation

3.1  Gains (losses) on disposal of fixed assets, investments and activities

(in millions of euros)	2021	2020	2019
Gains (losses) on disposal of fixed assets (see Note 8.1)	52	221	303
Gains (losses) on disposal of investments and activities (see Note 3.2)	2,455	7	(26)
Gain (losses) on disposal of fixed assets, investments and activities	2,507	228	277

The results of the disposal of BT shares in 2019 are presented in net finance costs in the income statement and detailed in Note 13.6.

3.2  Main changes in the scope of consolidation

Changes in the scope of consolidation during 2021

Disposal of 50% of the capital of Orange Concessions

On 3 November 2021, after receiving final approvals of the antitrust and local authorities, the Orange group sold a 50% stake of Orange Concessions to the HIN consortium (gathering La Banque des Territoires, CNP Assurances and EDF Invest) for an amount of 1,053 million euros, resulting in the loss of Orange’s exclusive control over this entity and its subsidiaries. In accordance with standard practice in this type of transaction, the amount received by Orange is subject to price adjustments in the months following the transaction.

The transaction also includes a call option for the acquisition of an additional 1%, exercisable by Orange during the second quarter of the years 2025 to 2027. Guarantees, which are customary in this type of transaction, have also been granted (see note 16 "Contractual obligations and off-balance sheet commitments").

As part of the transaction, 43 million euros was also received as compensation for a shareholder loan between Orange and Orange Concessions that existed prior to the disposal date. In addition, in November 2021, Orange Concessions repaid approximately 620 million euros of loans contracted, before the transaction date, with Orange SA following the issuance of bank loans by Orange Concessions.

Following this transaction, Orange Concessions is 50% co-owned by Orange and 50% by the consortium which have joint control over this entity, which comprises 24 subsidiaries that hold Public Initiative Networks (PIN) contracts with local authorities in mainland France and the French overseas territories.

This investment has been accounted for using the equity method since November 3, 2021. The fair value of the remaining stake retained by the Orange group (corresponding to 50% of the capital of Orange Concessions) amounts to 1,053 million euros (see Note 11 "Interests in associates and joint ventures").

This transaction was reflected in the Group’s consolidated income statement as follows:

(in millions of euros)	At disposal date
Sale price of 50% of Orange Concessions’ shares to the Consortium	1,053
Reameasurement at fair value of remaining interests held by Orange	1,053
Fair value of Orange Concessions at the disposal date (a)	2,107
Net book value and transaction costs related to sale of Orange Concessions (b)	17
Gain resulting from the loss of exclusive control on Orange Concessions (a)+(b)	2,124
Tax cost related to sale of the shares	(47)
Net gain resulting from the loss of exclusive control on Orange Concessions	2,077

The effects of the disposal of Orange Concessions shares presented in the cash flow statement are as follows:

(in millions of euros)	At disposal date
Sale price of sold shares, net of transaction costs	1,046
Tax costs related to sale of Orange Concessions’ shares	(47)
Transferred cash of Orange Concessions	(242)
Sales of investment securities, net of cash transferred	758

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The following assets and liabilities of Orange Concessions and its subsidiaries were derecognized on the date of disposal:

(in millions of euros)	At disposal date
Assets	1,374
Intangible and tangible assets	925
Financial assets	76
Trade receivables	71
Other assets	60
Cash and cash equivalents	242
Liabilities	1,374
Net equity	(62)
Trade payables	632
Financial liabilities	710
Other liabilities	94
Income statement
Revenues	471
Operating Income	(23)
Finance cost, net	(21)
Income taxes	(11)
Net income	(55)

Disposal of 50% of a subsidiary of Orange Polska in the context of the creation of a FiberCo in Poland

On August 31, 2021, Orange Polska and the APG Group finalized a share sale agreement under which the Group sold a 50% stake in ´Swiatlowód Inwestycje Sp. z o.o., Orange Polska’s wholly owned "FiberCo" entity, whose scope of activity includes building fiber infrastructure and offering wholesale access services to other operators.

The net tax gain associated with the loss of control in the FiberCo, recognized in the consolidated income statement, amounted to 310 million euros and breaks down as follows:

(in millions of euros)	At disposal date
Sale price of 50% of FiberCo’s shares sold to APG Group	292
Reameasurement at fair value of remaining interests hold by Orange Polska	292
Fair value of the FiberCo shares at the disposal date (a)	584
Net book value and transaction costs related to sale of the FiberCo (b)	(244)
Gain resulting from the loss of control on the FiberCo (a)+(b)	340
Tax cost related to sale of the shares	(30)
Net gain resulting from the loss of exclusive control on FiberCo	310

The sale price of the shares sold amounts to 292 million euros, of which 202 million euros was received in cash and 90 million euros to be received during the fiscal years 2022 through 2026, subject to compliance with the Fiberco entity’s network deployment schedule.

Below are the effects of the disposal of FiberCo’s shares in the cash flow statement (cash-flows related to investment activities):

(in millions of euros)	At disposal date
Sale price of sold shares, net of transaction costs	288
Tax costs related to the transaction (VAT and income tax)	(61)
Transferred cash of the sold entity	(5)
Receivables on sale of shares	(90)
Sales of investment securities, net of cash transferred	132

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The following assets and liabilities of FiberCo were derecognized on the date of disposal:

(in millions of euros)	At disposal date
Assets	297
Tangible assets	87
Operating taxes assets	46
Prepaid expenses	154
Other assets	5
Cash and cash equivalents	5
Liabilities	297
Equity	240
Non current financial liabilities	36
Other liabilities	21

Guarantees, customary in this kind of transaction, were granted. The transaction also includes:

−    an obligation on each party to refinance the entity for around 66 million euros between 2023 and 2026;

−    a call option for an additional stake of approximately 1% in ´Swiatlowód Inwestycje exercisable by Orange Polska over the fiscal years 2027 through 2029.

As of August 31, 2021, ´Swiatlowód Inwestycje became a jointly controlled entity with the APG Group accounted for using the equity method (see Note 11 "Interests in associates and joint ventures").

Takeover of Telekom Romania Communications

On September 30, 2021, Orange Romania completed the acquisition of a 54% majority stake in Telekom Romania Communications and the takeover of an MVNO contract previously concluded between Telekom Romania Communications and Telekom Romania Mobile, for an amount of 296 million euros. This transaction aims at accelerating Orange Romania’s ambitions to become a major convergent operator for customers in the Romanian market.

In accordance with standard practice in this type of transaction, the amount paid by Orange Romania is subject to price adjustments in the months following the transaction.

(in millions of euros)	At acquisition date
Acquisition cost	296
Cash acquired	(90)
Cash paid for investment securities, net of cash acquired	206

In accordance with IFRS 3 - Business Combinations, the Group has one year from the acquisition date to measure the fair value of identifiable assets acquired and liabilities assumed. This work has not yet been finalized. The amounts disclosed below at December 31, 2021 are therefore provisional and will be reviewed during the first half of 2022.

(in millions of euros)	At acquisition date
Purchase price related to the acquisition of the 54% share	296
Fair value of the non-controlling interests	251
Acquisition cost (a)	547
Net book value acquired before purchase price allocation (b)	275
Preliminary goodwill (a)-(b)	272

In 2021, Telekom Romania Communications’ contribution to Group revenues, from the date of acquisition, amounts to 139 million euros.

Liability guarantees, which are customary in this type of transaction, were also granted to Orange.

Conditional voluntary public tender offer on shares of Orange Belgium

On April 8, 2021, Orange SA launched a conditional voluntary public tender offer on 46.97% of the capital of Orange Belgium, corresponding to the balance of remaining shares not held directly and indirectly, at a price of 22 euros per share. The offer was opened from April 8 to 23, 2021 and then voluntarily reopened from April 28 to May 4 under the same conditions. Following this offer, Orange SA directly and indirectly held 76.97% of the share capital of Orange Belgium.

The total acquisition cost of these shares amounts to 316 million euros. This share offer did not change the Orange group’s p-existing control over Orange Belgium, its subsidiaries and non-consolidated shares. Thus, in the consolidated financial statements, this transaction results in an effect of (316) million euros on shareholders’ equity (including (172) million euros relating to the portion attributable to the owners of the parent company and (144) million euros relating to the portion attributable to non-controlling interests).

This change in the percentage share held by Orange is shown in the financing flows in the statement of cash flows.

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Ongoing transactions as at December 31, 2021

Signing of an agreement with Nethys for the acquisition of a majority block of approximately 75% of the capital of VOO in Belgium

On December 24, 2021, Orange Belgium announced the signing of an agreement to acquire 75% of the capital less one share of VOO SA. This transaction is intended to support Orange Belgium’s national convergent strategy and is expected to generate significant synergies, mainly related to the transfer of VOO’s MVNO business to the Orange Belgium network.

Completion of the transaction is subject to the customary conditions precedent, including the approval of the European Commission expected in 2022. The transaction values VOO SA at an enterprise value of 1.8 billion euros for 100% of the capital.

At the end of the transaction, Nethys will retain a minority stake in VOO and governance rights to ensure the completion of the industrial and social project. The transaction also includes the option for Nethys to convert its stake in VOO into Orange Belgium shares.

Changes in the scope of consolidation during 2020

Squeeze-out offer on Business & Decision shares

On May 28, 2020, Orange Business Services launched a mandatory public buyout offer for all the shares of Business & Decision not yet held by the Group, representing 6.38% of the capital.

This offer closed on July 8 and was followed by the effective delisting of Business & Decision shares on July 13, 2020.

Following this public buyout offer and the acquisition of the remaining shares of capital over the second half of the year for an amount of (4) million euros, Orange now holds 100% of the shares of Business & Decision.

Changes in the scope of consolidation during 2019

Acquisitions of SecureLink and SecureData

On January 31, 2019, Orange acquired a 100% equity interest in SecureData, a provider of cyber security solutions in the United Kingdom for 100 million euros.

On July 8, 2019, the Group acquired 100% of SecureLink, an independent cyber security operator in Europe, for 377 million euros.

At acquisition date (in millions of euros)	SecureLink	SecureData
Acquisition cost	377	100
Cash acquired net of transaction costs	(6)	(5)
Cash paid for investment securities, net of cash acquired	371	95

Goodwill was recognized in the amount of 392 million euros as a result of the acquisition of Securelink and 97 million euros as a result of the acquisition of SecureData, after allocation of the purchase price to identifiable assets acquired and liabilities assumed.

At acquisition date (in millions of euros)	SecureLink	SecureData
Acquisition cost (a)	377	100
Net book value acquired	(153)	(32)
Effects of fair value measurement:
Customer relationship (1)	181	43
Trademark	-	-
Other intangibles	-	-
Net deferred tax	(43)	(8)
Net asset remeasured at fair value (b)	(15)	3
Goodwill (a)-(b)	392	97

(1)   Depreciation between 12 and 16 years according to the type of clients.

Fair values were measured using the excess earnings method for the customer base. Goodwill was primarily related to the acquisition of future customers.

The SecureLink and SecureData acquisition effect on revenue, in 2019, amounted to 154 million euros and 47 million euros, respectively.

Business & Decision

Since December 31, 2018, Orange has acquired 5.4% of the capital of Business & Decision for 3 million euros. At December 31, 2019, Orange owned 93.6% of the capital of Business & Decision. This change in the percentage share held by Orange with no gain, or loss, of control, was shown in the financing flows in the statement of cash flows.

Sale of Orange Niger

On November 22, 2019, Orange sold its 95.5% holding in Orange Niger to Zamani Com S.A.S, a company that is wholly owned by Orange Niger minority shareholders. This sale had no material impact on the Group’s financial statements.

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Accounting policies

Changes in the scope of consolidation

Entities are fully consolidated if the Group has the following:

−    power over the investee; and

−    exposure, or rights, to variable returns from its involvement with the investee; and

−    the ability to use its power over the investee to affect the amount of the investor’s returns.

When assessing control, IFRS 10 requires judgment and continuous assessment.

Clarifications of when the ownership interest does not imply a de facto presumption are provided in Note 20 which lists the main consolidated entities.

Joint ventures and companies over which the Group exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, the existence and effect of any exercisable or convertible potential voting rights at the closing date is taken into account.

Takeovers (business combinations)

Business combinations are accounted for using the acquisition method:

−    the acquisition cost is measured at the fair value of the consideration transferred, including all contingent consideration, at the acquisition date. Subsequent changes in the fair value of contingent consideration are accounted for either through profit or loss or through other comprehensive income, in accordance with the applicable standards;

−    goodwill is the difference between the consideration transferred and the fair value of the identifiable assets and liabilities assumed at the acquisition date, and is recognized as an asset in the statement of financial position. Considering the Group’s activity, the fair values of the identifiable assets relate mainly to licenses, customer bases and brands (which cannot be capitalized when developed in-house), generating induced deferred taxes. The fair value of these assets, which cannot be observed, is established using commonly adopted methods, such as those based on revenues or costs (e.g.: the "Greenfield" method for the valuation of licenses, the "relief from royalty" method for the valuation of brands and the "excess earnings" method for customer bases).

For each business combination with an ownership interest below 100%, non-controlling interest is measured:

−    either at its fair value: in which case, goodwill is recognized for the portion relating to non-controlling interests;

−    or proportionate to its share of the acquiree’s identifiable net assets: in which case, goodwill is only recognized for the share acquired.

Acquisition-related costs are directly recognized in operating income in the period in which they are incurred.

When a business combination is achieved in stages, the previously held equity interest is re-measured at fair value at the acquisition date through operating income. The related other comprehensive income, if any, is fully reclassified to profit or loss.

Loss of exclusive control resulting from the partial disposal of consolidated shares

A loss of exclusive control by the Group over one of its subsidiaries results in the recognition of a capital gain or loss on the disposal, and in the revaluation at fair value of the residual share retained in accordance with the requirements of IFRS 10 applicable in the event of a loss of control.

Internal transfer of consolidated shares

IFRS do not address the accounting treatment for the transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

−    the transferred shares are carried at historical cost and the gain or loss on the transfer is fully eliminated in the acquirer’s accounts;

−    the non-controlling interests are adjusted to reflect the change in their share in the equity against Group retained earnings, with no impact on profit and loss and equity.

Assets held for sale

The Group qualifies an asset or group of assets as "held for sale" when:

−    the management is committed to a plan to sell;

−    the asset is available for immediate sale in its current state (subject to any conditions precedent that are usual in such disposals); and

−    the sale is highly probable, within 12 months.

Thus, when the Group is committed to a plan to sell involving the loss of control or significant influence over one of its assets, it classifies all assets and liabilities of the entities concerned under a separate line in the statement of financial position: "Assets/Liabilities held for sale", at a value equal to the lower of the net carrying value and the fair value net of disposal costs.

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In addition, when the asset or group of assets held for sale represents a major line of an operating segment, its contribution to the income statement is presented separately below "consolidated net income of continuing operations" and its cash flow contribution is presented in the statement of cash flows.

Note 4       Sales

4.1  Revenue

The presentation of revenue is disaggregated by category and segment in Note 1.1 "Segment information." The breakdown of revenue by type is as follows:

−    Convergence services: these include revenue from convergence services for the B2C market (combined Internet + Mobile products);

−    Mobile only services: mobile only services revenue is generated by incoming and outgoing calls (voice, SMS and data), mainly outgoing, excluding convergent services (details below);

−    Fixed only services: revenue from fixed only services includes retail sales of broadband and narrowband fixed services, excluding convergent services (see below) and fixed network business solution services, including voice and data services;

−    IT & integration services: these services include unified communication and collaboration services (LAN and telephony, consultancy, integration, project management), hosting and infrastructure services (including Cloud Computing), application services (customer relations management and other application services), security services, video conferencing offers, as well as sales of equipment related to the above products and services;

−    Services to carriers (wholesale): wholesale revenue includes roaming revenue from customers of other networks (national and international), revenue from Mobile Virtual Network Operators (MVNO) and from network sharing, among others;

−    Equipment sales: Equipment sales include all sales of equipment (mobile terminals, broadband equipment, connected objects and accessories) with the exception of sales of equipment related to integration and information technology services (presented in the "IT & integration services" line), sales of network equipment related to the operation of voice and data services in the Enterprise segment (presented in the "Fixed only services" line) and sales of equipment to external distributors or brokers (presented in the "Other revenues" line);

−    Other revenues: these revenues include, in particular, equipment sales to external distributors and brokers, revenues from portals, online advertising and the Group’s cross-functional activities and other miscellaneous revenues.

Accounting policies

Most revenue falls within the application scope of IFRS 15 "Revenue from contracts with customers." Orange’s products and services are offered to customers under service-only contracts and contracts combining the equipment used to access services and/or other service offers. Revenue is recognized net of VAT and other taxes collected on behalf of governments.

−    Standalone service offers (mobile only services, fixed only services, convergent services)

Orange offers its B2C and B2B customers a range of fixed and mobile telephony services, fixed and mobile Internet access offers and content offers (TV, video, media, added-value audio service, etc.). Some contracts are for a fixed term (generally 12 or 24 months), while others may be terminated at short notice (i.e. monthly arrangements or portions of services).

Service revenue is recognized when the service is provided, based on use (e.g. minutes of traffic or bytes of data processed) or the period (e.g. monthly service costs).

Under some content offers, Orange may act solely as an agent enabling the supply by a third-party of goods or services to the customer and not as a principal in the supply of the content. In such cases, revenue is recognized net of amounts transferred to the third-party.

Contracts with customers generally do not include a material right, as the price invoiced for contracts and the services purchased and consumed by the customer beyond the specific scope (e.g. additional consumption, options, etc.) generally reflect their standalone selling prices. There is no significant impact from contract modification for this type of service contract. Service obligations transferred to the customer at the same pace are treated as a single obligation.

When contracts include contractual clauses relating to commercial discounts (initial discount on signing the contract or conditional on reaching a consumption threshold) or items provided free of charge (for example: a free three-month subscription), the Group spreads these discounts or free items over the term of the contract (the period during which the Group and the customer have firm commitments). Where applicable, the consideration payable to the customer is recognized as a deduction from revenue in accordance with the specific terms and conditions of each contract.

If the performance obligations are not classified as distinct, the offer revenue is recognized on a straight-line basis over the contract term. One of the main applications of this method is the initial service connection in the context of a service contract and communication. It is not generally separable from the service contract and communication offer and is therefore recognized in income over the average term of the expected contractual relationship.

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−    Separate equipment sales

Orange offers its B2C and B2B customers several ways to buy their equipment (primarily mobile phones): equipment sales may be separate from or bundled with a service offer. When separate from a service offer, the amount invoiced is recognized in revenue on delivery and receivable immediately or in installments over a period of up to 24 months. Where payment is received in installments, the offer comprises a financial component and gives rise to the calculation of interest deducted from the amount invoiced and recognized over the payment period in net finance costs.

Where Orange purchases and sells equipment to indirect channels, the Group generally considers that Orange maintains control until resale to the end-customer (the distributor acts as an agent), even where ownership is transferred to the distributor. Sale proceeds are therefore recognized when the end-customer takes possession of the equipment (on activation).

−    Bundled equipment and service offers

Orange proposes numerous offers to its B2C and B2B customers comprising equipment (e.g. a mobile handset) and services (e.g. a communication contract).

Equipment revenue is recognized separately from service revenue if the two components are distinct (i.e. if the customer can receive one or other of the services separately). Where one of the components in the offer is not at its separate selling price, revenue is allocated to each component in proportion to their individual selling prices. This is notably the case in offers combining the sale of a mobile phone at a reduced price, where the individual selling price of the mobile phone is considered equal to its purchase cost and logistics expenses plus a commercial margin based on market practice. The amount allocated to equipment sales is recognized under revenue on delivery in exchange for a contract asset, spread over the term of the service contract.

The provision of a Livebox® (proprietary Internet box) is neither a separate component of the Internet access service offer nor a lease, as Orange maintains control of the box.

−    Services including a build and run phase

For business clients, some contracts have two phases: build and then management (operation and maintenance) of assets built and delivered to customers. Revenue recognition requires an analysis of the facts and circumstances of each contract in order to determine whether distinct performance obligations exist. Under these contracts, if the construction phase is classified as separate, the Group recognizes the revenue of this phase according to the percentage of completion. However, if the Group does not have a certain right to payment and/or if there is no continuous transfer of control of the asset under construction, then revenue for this phase is recognized upon completion. These contracts are generally multi-year, with scalable offers. On each contract modification, we assess the scope of the modification or its impact on the contract price in order to determine whether the modification should be treated as a distinct contract, as though the existing contract were terminated and a new contract signed, or whether the modification should be considered as a change to the existing contract.

−    Service offers to carriers (wholesale)

Three types of commercial agreements are entered into with Carrier customers for domestic wholesale activities and International carrier offers:

−    pay-as-you-go model: contract generally applied to "legacy" regulated activities (bitstream call termination, local loop access, roaming and certain data solution contracts), where contract services are not covered by a firm volume commitment. Revenue is recognized as the services are provided (which relates to transfer of control) over the contractual term;

−    send-or-pay model: contract where the price, volume and term are defined. The customer has a commitment to pay the amount indicated in the contract irrespective of actual traffic consumed over the commitment period. This contract category notably includes certain MVNO (Mobile Virtual Network Operator), IDD (International Direct Dialing) or hubbing (call free floating) contracts. Related revenue is recognized progressively based on actual traffic during the period, to reflect transfer of control to the customer;

−    mix model: hybrid contract combining the "pay-as-you-go" and "send-or-pay" models, comprising a fixed entry fee paid by the customer providing access to preferential pricing conditions for a given volume ("send-or-pay" component). In addition to this entry fee, an amount is invoiced based on traffic consumption ("pay-as-you-go" component). The amount invoiced for the entry fee included in this type of commercial agreement is recognized progressively in revenue based on actual traffic over the period.

Current agreements between major transit carriers are not billed or cross-billed (free peering) and are therefore not recognized in revenue.

−    Service level commitment clause

The contracts entered into by the Group and its customers include service level commitments regarding the processing of orders, delivery and after sales support (delivery time, performance, service reinstatement time). If the Group fails to comply with one of these commitments, it then pays compensation to the customer, which is usually a tariff reduction. The projected amount of these penalties is recognized as a deduction from revenue whenever it is expected that the commitment will not be fulfilled.

−    Public-private service concession arrangements

The Group rolls out and/or operates certain networks under service concessions, such as the public initiative networks implemented in France to roll out fiber-optic networks in less populated areas. Some contracts are analyzed in accordance with IFRIC 12 "Service concession arrangements." When the Group builds a network, construction revenue is recognized as counterparty to a right to receive a consideration from either a public entity or users of the public service. This right is accounted for as:

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−    an intangible asset in respect of the right to receive payments from public service users amounting to the fair value of the corresponding infrastructure and is amortized over the term of the contract; and/or

−    a financial receivable in respect of the unconditional right to receive royalties from the public entity, for the fair value of the consideration expected from the public entity. This receivable is recognized at amortized cost.

−    Leases

Orange’s lease income is related either to its regulatory obligations to lease technical sites to its competitors, to the supply of equipment in certain contracts with business clients, or to the granting of rights of use meeting the criteria for leasing network equipment, i.e. occasional leases of surplus space in certain buildings to third parties.

Lease revenues are recognized on a straight-line basis over the contract term, except for certain equipment leases to business clients, which are classified as finance leases; in such cases the equipment is considered sold on credit.

4.2  Other operating income

(in millions of euros)	2021	2020	2019
Net banking income (NBI)	119	79	55
Income from client collection	89	101	110
Site rentals and franchises income	87	54	50
Tax credits and subsidies	44	31	33
Income from universal service	4	4	5
Other income	441	336	466
Total	783	604	720

Net banking income (NBI) represents the net balance between income from banking operations (fees charged to customers, interest from loans, banking activities retail commissions and other income from banking operations) and expenses from banking operations (interest paid on loans, commissions paid and other expenses from banking operations). It is prepared in accordance with accounting practices that are commonly used in France in the banking sector.

Income from customer collections mainly includes interest charged to customers for late payments and recovery of trade receivables previously recognized as loss.

Other income is predominantly comprised of rebilling of network sharing costs, income received from litigation and income relating to line damages.

4.3  Trade receivables

(in millions of euros)	2021	2020	2019
Net book value of trade receivables - in the opening balance	5,620	5,320	5,295
Business related variations	(53)	379	1
Changes in the scope of consolidation (1)	389	4	50
Translation adjustment	36	(90)	28
Reclassifications and other items	36	7	(53)
Net book value of trade receivables - in the closing balance	6,029	5,620	5,320

(1)   Changes in the scope of consolidation in 2021 include the externalization of Orange SA’s trade receivables from concession contracts resulting from the loss of sole control over Orange Concessions for 288 million euros and the integration of Telekom Romania Communications for 100 million euros.

Sales of receivables program

Orange has set up non-recourse programs for the sales of its receivables due in installments in several countries. These are no longer recorded on the balance sheet. The receivables sold mainly concern Spain, France and Poland and amounted to approximately 740 million euros in 2021, 640 million euros in 2020 and 690 million euros in 2019.

Since 2020, Orange Spain has had in place a non-recourse program with Orange Bank for the disposal of receivables due in installments, replacing an existing program with a third-party bank. This program led to these receivables being derecognized from the balance sheet of Orange Spain (within telecom activities) and presented as customer loans and receivables within Mobile Financial Services activities (see Note 17.1.1).

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(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Net trade receivables, depreciated according to their age	1,204	1,145	1,233
Net trade receivables, depreciated according to other criteria	422	400	579
Net trade receivables past due	1,627	1,544	1,812
Net trade receivables not past due (1)	4,402	4,076	3,508
Net trade receivables	6,029	5,620	5,320
o/w short-term trade receivables	5,793	5,382	5,044
o/w long-term trade receivables (2)	236	238	276

(1)   Not past due receivables are presented net of the balance of expected losses on trade receivables, which amounted to (54) million euros at December 31, 2021, (56) million euros at December 31, 2020 and (23) million euros at December 31, 2019.

        The increase is mainly due to the integration of Telekom Romania Communications and the externalization of Orange SA’s receivables from concession contracts resulting from the loss of sole control over Orange Concessions.

(2)   Includes receivables from sales of handsets with payment on instalments that are payable in more than 12 months and receivables from equipment financial lease offers for business (see accounting policies).

Shown below is the ageing table of the net trade receivables which are past due and impaired according to their maturity:

The Group assessed the risk of non-recovery of trade receivables at December 31, 2021 and recognized impairment and losses on trade receivables in the income statement for an amount of (212) million euros over the period.

In the 2021 fiscal year, the Group did not experience a major deterioration in the collectability of trade receivables, due in particular to the increased monitoring of trade receivables since the beginning of the health crisis in 2020 in order to manage and adapt the recovery measures.

The health crisis has resulted in the provision of economic support measures for companies and individuals in a number of countries. Such measures have helped to partially reduce the risk of non-recovery of trade receivables at December 31, 2021, but further reduce visibility on the evolution of the economic environment (in particular on the risk of business failures).

There is no change compared to December 31, 2020 in Orange’s belief that the concentration of counterparty risk related to customer accounts is limited due to the large number of customers, their diversity (residential, professional and large companies) and their various sectors of the economy, as well as their wide geographic distribution in France and abroad.

For Mobile Financial Services, the effects of the health crisis on bank credit risk are described in Note 17.2.1.

The table below provides an analysis of the change in impairment for trade receivables in the statement of financial position:

(in millions of euros)	2021	2020	2019
Allowances on trade receivables - in the opening balance	(983)	(888)	(816)
Net addition with impact on income statement (1)	(212)	(383)	(332)
Losses on trade receivables	283	275	271
Changes in the scope of consolidation (2)	(91)	0	(1)
Translation adjustment	(7)	13	(5)
Reclassifications and other items	(1)	0	(5)
Allowances on trade receivables - in the closing balance	(1,012)	(983)	(888)

(1)   The change in the provision for expected losses, in accordance with IFRS 9, amounts to 2 million euros in 2021, (33) million euros in 2020 and 2 million euros in 2019. In 2020, the change in impairment of trade receivables included an effect of (129) million euros on the telecoms business in connection with the impact of the health crisis.

(2)   The change in scope of consolidation is mainly related to the integration of Telekom Romania Communications in 2021.

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Accounting policies

Trade receivables are mainly short-term with no stated interest rate and are measured in the statement of financial position at original invoice amount, in accordance with IFRS 15. Those trade receivables which include deferred payment terms over 12 or 24 months for the benefit of customers buying a mobile telephone are discounted and classified as current items in the statement of financial position. Receivables from financial leases on equipment leased to companies are recognized as current operating receivables because they are acquired in the normal course of business.

In order to meet the requirements of IFRS 9, the impairment of trade receivables is based on three methods:

−    a collective statistical method: this is based on historical losses and leads to a separate impairment rate for each ageing balance category. This analysis is performed over a homogeneous group of receivables with similar credit characteristics because they belong to a customer category (B2C, professionals);

−    a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant qualitative factors (ageing of late payment, other balances with the counterpart, rating from independent agencies, geographical area). This method is mainly used for carrier customers (national and international), administrations and public authorities, as well as for large business service accounts;

−    a provisioning method based on anticipated loss: IFRS 9 requires recognition of expected losses on receivables immediately upon recognition of the financial instruments. In addition to the p-existing provisioning system, the Group applies a simplified approach of anticipated impairment at the time the asset is recognized. The rate applied depends on the maximum revenue non-recoverability rate.

Identification of impairment losses for a group of receivables represents the step preceding identification of impairment for individual receivables. As soon as information is available (clients in bankruptcy or subject to equivalent judicial proceedings), these receivables are then excluded from the statistical impairment database and individually impaired.

The trade receivables may be part of non-recourse programs. When they are sold to consolidated securitization mutual funds, they remain on the statement of financial position. Other disposals to financial institutions may lead to their de-recognition in the event that legal ownership and almost all the risks and benefits of the receivables are transferred as described by IFRS 9.

4.4  Customer contract net assets and liabilities

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Customer contract net assets (1)	740	709	771
Costs of obtaining a contract	294	262	258
Costs to fulfill a contract	426	265	181
Total customer contract net assets	1,460	1,236	1,209
Prepaid telephone cards	(186)	(197)	(212)
Connection fees	(563)	(589)	(665)
Loyalty programs	(29)	(25)	(38)
Other deferred revenue (2)	(1,717)	(1,158)	(1,163)
Other customer contract liabilities	(17)	(15)	(15)
Total deferred revenue related to customer contracts	(2,512)	(1,984)	(2,093)
Total customer contract net assets and liabilities	(1,052)	(748)	(884)

(1)   Assets net of remaining performance obligations.

(2)   Includes in particular subscription contracts. The variation of Other deferred revenue is detailed below.

The following tables give an analysis of the balances of customer contract net assets and the costs of acquiring and fulfilling them in the financial statements.

(in millions of euros)	2021	2020	2019
Customer contract net assets - in the opening balance	709	771	784
Business related variations (1)	30	(60)	(13)
Changes in the scope of consolidation	4	-	-
Translation adjustment	0	(3)	1
Reclassifications and other items	(3)	(0)	0
Customer contract net assets - in the closing balance	740	709	771

(1)   Mainly includes new contract assets net of related liabilities, transfer of net contract assets directly to trade receivables and impairment in the period.

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(in millions of euros)	2021	2020	2019
Costs of obtaining a contract - in the opening balance	262	258	233
Business related variations	20	11	21
Changes in the scope of consolidation	12	-	1
Translation adjustment	(1)	(7)	1
Reclassifications and other items	-	-	1
Costs of obtaining a contract - in the closing balance	294	262	258

(in millions of euros)	2021	2020	2019
Costs to fulfill a contract - in the opening balance	265	181	149
Business related variations	31	21	30
Changes in the scope of consolidation	-	-	-
Translation adjustment	11	(12)	2
Reclassifications and other items	118	75	-
Costs to fulfill a contract - in the closing balance	426	265	181

Below is presented the change in deferred income on customer contracts (prepaid telephone cards, service access fees, loyalty programs and other unearned income) in the statement of financial position:

(in millions of euros)	2021	2020	2019
Deferred revenue related to customer contracts - in the opening balance	1,984	2,093	2,002
Business related variations (1)	220	(73)	(20)
Changes in the scope of consolidation (2)	183	-	101
Translation adjustment	13	(31)	13
Reclassifications and other items	112	(6)	(3)
Deferred revenue related to customer contracts - in the closing balance	2,512	1,984	2,093

(1)   In 2021, business related variations mainly concern contracts for the provision of the Orange network in Spain and submarine cable contracts in France.

(2)   In 2021, changes in the scope of consolidation mainly concern the prepayment of network construction services from FiberCo in Poland to Orange Polska and the integration of Telekom Romania Communications. In 2019, the changes mainly concerned maintenance services paid in advance as part of the acquisition of SecureLink.

Accounting policies

Customer contract net assets and liabilities

The timing of revenue recognition may differ from customer invoicing.

Trade receivables presented in the consolidated statement of financial position represent an unconditional right to receive consideration (primarily cash), i.e. the services and goods promised to the customer have been transferred.

In contrast, contract assets mainly refer to amounts allocated under IFRS 15 as compensation for goods or services provided to customers, but for which the right to collect payment is subject to providing other services or goods under that same contract (or group of contracts). This is the case in a bundled offer combining the sale of a mobile phone and mobile communication services for a fixed period, where the mobile phone is invoiced at a reduced price leading to the reallocation of a portion of amounts invoiced for telephone communication services to the supply of the mobile phone. The excess of the amount allocated to the mobile phone over the price invoiced is recognized as a contract asset and transferred to trade receivables as the service is invoiced.

Contract assets, like trade receivables, are subject to impairment for credit risk. The recoverability of contract assets is also verified, especially to cover the risk of impairment should the contract be interrupted. Recoverability may also be impacted by a change in the legal environment governing offers.

Contract liabilities represent amounts paid by customers to Orange before receiving the goods and/or services promised in the contract. This is typically the case for advances received from customers or amounts invoiced and paid for goods or services not yet transferred, such as contracts payable in advance or prepaid contracts (previously recognized in deferred income).

Customer contract assets and liabilities are presented, respectively, in current assets and current liabilities since they are a normal part of the Group’s operations.

Cost of obtaining a contract

Where a telecommunication service contract is signed via a third-party distributor, this distributor may receive business provider remuneration, generally paid in the form of a commission for each contract or invoice-indexed commission. Where the Group considers the commission incremental and believes that it would not have been paid in the absence of the customer contract, the commission cost is estimated and capitalized in the balance sheet. It should be noted that the Group has adopted the simplification measure authorized by IFRS 15 to recognize the costs of obtaining contracts as an expense at the time they are incurred if the amortization period of the asset that the Group would have recognized in respect of them, does not exceed one year.

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The costs of obtaining fixed-period mobile service contracts are capitalized and recognized prorata temporis over the enforceable period of the contract, as these costs are generally incurred each time a customer renews the fixed period. The costs of obtaining fixed services contracts for a p-determined term for B2C market customers are expensed prorata temporis over the estimated period of the customer relationship. The costs of obtaining B2B and operator solution contracts are not material.

Costs to fulfill a contract

Contract fulfillment costs consist of all the initial contractual costs necessary to fulfill one or more performance obligations of a contract. These costs, when they are directly related to a contract, are capitalized and recognized prorata temporis over the enforceable period of the contract.

At Group level, these costs mainly concern contracts for business clients, with, for example, design, installation, connection and migration fees that relate to a future performance obligation of the contract.

The assumptions underlying the period over which the costs of fulfilling a contract are expensed are periodically reviewed and adjusted in line with observations; termination of the contractual relationship with the customer results in the immediate expensing of the remaining deferred costs. Where the book value of deferred costs exceeds the remaining consideration expected to be received for the transfer of the related goods and services, less expected costs relating directly to the transfer of these goods and services yet to be incurred, the excess amount is similarly immediately expensed.

The following table presents the transaction price assigned to unfulfilled performance obligations at December 31, 2021. Unfulfilled performance obligations are the services that the Group is obliged to provide to customers during the remaining fixed term of the contract. As allowed by the simplification procedure under IFRS 15, these disclosures are only related to performance obligations with an initial term greater than one year.

(in millions of euros)	December 31, 2021
Less than one year	6,558
Between 1 and 2 years	2,729
Between 2 and 3 years	931
Between 3 and 4 years	510
Between 4 and 5 years	206
More than 5 years	182
Total remaining performance obligations	11,115

Accounting policies

Unfulfilled performance obligations

During allocation of the total contract transaction price to identified performance obligations, a portion of the total transaction price can be allocated to performance obligations that are unsatisfied or partially satisfied at the end of the reporting period. We have elected to apply certain available practical expedients when disclosing unfulfilled performance obligations, including the option to exclude expected revenues from unsatisfied obligations of contracts with an original expected duration of one year or less. These contracts are primarily monthly service contracts.

In addition, certain contracts offer customers the ability to purchase additional services. These additional services are not included in the transaction price and are recognized when the customer exercises the option (generally on a monthly basis). They are not therefore included in unfulfilled performance obligations.

Some multi-year service contracts with B2B and operator customers include fixed monthly costs and variable user fees. These variable user fees are excluded from the table of unfulfilled performance obligations.

4.5  Other assets

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Advances and downpayments	147	116	101
Submarine cable consortiums (1)	194	258	168
Security deposits paid	105	93	93
Orange Money - isolation of electronic money (1)	1,030	825	613
Other (2)	654	545	408
Total	2,130	1,837	1,383

(1)   These receivables are offset by the liabilities of the same amount (see accounting policies below and Note 5.7).

(2)   Includes receivables from the disposal of FiberCo shares in 2021 for 91 million euros and a receivable to be received under an agreement to provide capacity on an FTTH network in Spain in 2020.

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(in millions of euros)	2021	2020	2019
Other assets - in the opening balance	1,837	1,383	1,281
Business related variations (1)	236	495	97
Changes in the scope of consolidation	24	0	0
Translation adjustment	28	(32)	3
Reclassifications and other items	5	(9)	2
Other assets - in the closing balance	2,130	1,837	1,383
o/w other non-current assets	254	136	125
o/w other current assets	1,875	1,701	1,258

(1)   Includes receivables from the disposal of FiberCo shares in 2021 for 91 million euros and a receivable to be received under an agreement to provide capacity on an FTTH network in Spain in 2020.

Accounting policies

Other assets relating to "Submarine cable consortiums" are receivables from submarine cable consortium members when Orange is in charge of centralizing the payments to the equipment suppliers that build and manage these cables. These receivables are offset by the liabilities of the same amount (see Note 5.7).

Orange Money is a money transfer, payment and financial services solution provided via an electronic money ("e-money") account linked to an Orange mobile number.

Since 2016, the Orange group has become an Electronic Money Issuer ("EMI") in some of the countries in which it operates, via dedicated, approved, internal subsidiaries. Regulations state that EMIs, as last-resort guarantors for the reimbursement of e-money holders, are obliged to restrict the funds collected in exchange for the issue of e-money (obligation to protect holders). The e-money distribution model relies on Orange’s subsidiaries and third-party distributors. EMIs issue e-money (or units of value "UV") at the request of these distributors in exchange for funds collected therefrom. The distributors then transfer the e-money to end holders.

Within the Orange group, this restriction includes the protection of third-party holders (distributors and customers).

These transactions have no impact on the Group’s net financial debt and are listed under the following headings:

−    assets restricted to an amount equal to the e-money in circulation outside of the Orange group (or UV in circulation);

−    UV in circulation under liabilities, representing the obligation to reimburse the third-party holders (customers and third-party distributors).

These two headings are presented under "other assets" and "other liabilities" and under operating activities as "change in working capital requirement".

Note 5       Purchases and other expenses

5.1  External purchases

(in millions of euros)	2021	2020	2019
Commercial, equipment expenses and content rights	(7,385)	(6,868)	(7,293)
o/w costs of terminals and other equipment sold (1)	(3,942)	(3,575)	(4,042)
o/w advertising, promotional, sponsoring and rebranding costs	(783)	(736)	(823)
Service fees and inter-operator costs	(4,349)	(4,529)	(4,608)
o/w interconnexion costs	(2,956)	(3,186)	(3,212)
Other network expenses, IT expenses	(3,530)	(3,503)	(3,253)
Other external purchases	(2,709)	(2,791)	(2,706)
o/w building cost for resale	(1,047)	(883)	(701)
o/w overhead	(1,044)	(1,099)	(1,254)
o/w rental expenses	(147)	(151)	(241)
Total	(17,973)	(17,691)	(17,860)

(1)   The decline in the cost of terminals and other equipment sold in 2020 is mainly due to the closure of stores during the lockdown, which led to a sharp decline in equipment sales throughout the Group.

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Accounting policies

Firm purchase commitments are disclosed as unrecognized contractual commitments (see Note 16).

Advertising, promotion, sponsoring, communication and brand development costs are recorded as expenses during the period in which they are incurred.

At January 1, 2019, lease expenses include rental payments on leases with an enforceable period, with no option to extend, of 12 months or less, leases where the value, when new, of the underlying asset is less than approximately 5,000 euros, and variable lease payments which were not included in the measurement of the lease liability (see Note 9).

5.2  Other operating expenses

(in millions of euros)	2021	2020	2019
Litigation	(218)	(238)	(107)
Allowances and losses on trade receivables - telecom activities	(213)	(382)	(315)
Cost of bank credit risk	(48)	(31)	(10)
Expenses from universal service	(22)	(19)	(21)
Operating foreign exchange gains (losses)	(20)	19	(4)
Acquisition and integration costs	(14)	(18)	(17)
Other expenses	(165)	(119)	(124)
Total	(700)	(789)	(599)

Impairment and losses on trade receivables from telecom activities are detailed in Note 4.3.

The cost of credit risk exclusively applies only to Mobile Financial Services and includes impairment charges and reversals on fixed-income securities, loans and receivables to customers as well as impairment charges and reversals relating to guarantee commitments given, losses on receivables and recovery of amortized debts. In the context of the health crisis, Orange Bank has reviewed its estimate of credit risks, taking into account the uncertainties, and considered whether the sectoral provisions used in the calculation of provisions should be renewed (see Note 17.2.1).

Certain expenses related to litigation are directly recorded in operating income and are not included in the following movements of provisions:

(in millions of euros)	2021	2020	2019
Provisions for litigation - in the opening balance	525	643	572
Additions with impact on income statement	162	119	99
Reversals with impact on income statement	(10)	(29)	(8)
Discounting with impact on income statement	0	0	-
Utilizations without impact on income statement (1)	(317)	(205)	(22)
Changes in consolidation scope	(0)	-	1
Translation adjustment	1	(2)	0
Reclassifications and other items	44	-	1
Provisions for litigation - in the closing balance	405	525	643
o/w non-current provisions	51	46	45
o/w current provisions	353	479	598

(1)   Corresponds mainly to the conviction linked to anti-competitive practices in the "Enterprise" market segment in 2021 and to the conviction in the Digicel litigation in 2020 (see Note 18).

The Group’s significant litigations are described in Note 18.

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Accounting policies

Litigation

In the ordinary course of business, the Group is involved in a number of legal and arbitration proceedings and administrative actions described in Note 18.

The costs which may result from these proceedings are accrued at the reporting date if the Group has a present obligation toward a third party resulting from a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk at any time. Where appropriate, litigation cases may be analyzed as contingent liabilities, which correspond to:

−    probable obligations arising from past events that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Company’s control; or

−    present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

Acquisition and integration costs

Acquisition and integration costs are incurred at the time of acquisition of legal entities (costs linked to the acquisition of the entity, consultancy fees, training costs for new staff, migration costs associated with customer offers, labor expenses associated with the transition). They are incurred over a maximum period of 12 months following the acquisition date.

5.3  Restructuring and integration costs

(in millions of euros)	2021	2020	2019
Departure plans (1)	(241)	(15)	(68)
Lease property restructuring (2)	(6)	2	5
Distribution channels (3)	(22)	(5)	(26)
Other	(63)	(8)	(43)
Total restructuring costs	(331)	(25)	(132)

(1)   Mainly voluntary departure plans for Orange Spain (around 400 people) and Orange Polska (around 1,400 people) in 2021, and Orange Polska in 2019 (around 2,100 people).

(2)   Essentially related to onerous contracts due to vacant leases in France.

(3)   Essentially concerns the closure of sales outlets in Spain in 2021.

Some restructuring costs are directly recorded in operating income and are not included in the following movements of provisions:

(in millions of euros)	2021	2020	2019
Restructuring provisions - in the opening balance	117	216	389
Additions with impact on income statement	277	12	97
Reversals releases with impact on income statement	(17)	(17)	(13)
Discounting with impact on income statement	(1)	4	1
Utilizations without impact on income statement	(191)	(95)	(124)
Translation adjustment	(0)	(3)	1
Reclassifications and other items (1)	(1)	-	(135)
Restructuring provisions - in the closing balance	185	117	216
o/w non-current provisions	61	53	96
o/w current provisions	124	64	120

(1)   Starting January 1, 2019, following IFRS 16 application, restructuring provisions related to leases are presented in "Impairment of right-of-use assets". Only rental charges and taxes are presented in restructuring provisions.

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Accounting policies

Restructuring costs

The adaptation of the Group’s activities to changes in the environment may generate costs related to the discontinuation or major transformation of an activity. These actions may have a negative effect on the period during which they are announced or implemented; for instance but not limited to, some of the transformation plans approved by the internal governance bodies.

Provisions are recognized only when the restructuring has been announced and the Group has drawn up or started to implement a detailed formal plan prior to the end of the reporting period.

The types of costs approved by the Group as restructuring costs primarily consist of:

−    employee departure plans;

−    termination of contracts linked to a fundamental reorganization of the activity (compensation paid to suppliers to terminate contracts, etc.);

−    cost of vacant buildings (outside the scope of IFRS 16);

−    fundamental transformation plans for communication network infrastructures;

−    onerous contracts related to the termination or fundamental reorganization of business: during the course of a contract, when the economic circumstances that prevailed at inception change, some commitments toward the suppliers may become onerous, i.e. the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

5.4  Broadcasting rights and equipment inventories

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Handset inventories (1)	593	485	534
Other products/services sold	77	75	78
Available broadcasting rights	102	93	89
Other supplies	242	223	270
Gross value	1,015	874	970
Depreciation	(64)	(60)	(63)
Net book value	952	814	906

(1)   Of which inventories treated as consignment with distributors amounting to 68 million euros as at December 31, 2021, 40 million euros as at December 31, 2020 and 35 million euros as at December 31, 2019.

(in millions of euros)	2021	2020	2019
Net balance of inventories - in the opening balance	814	906	965
Business related variations	125	(70)	(64)
Changes in the scope of consolidation	9	-	2
Translation adjustment	3	(8)	2
Reclassifications and other items	(1)	(14)	1
Net balance of inventories - in the closing balance	952	814	906

Accounting policies

Network maintenance equipment and equipment intended for sale to customers are measured at the lower of cost or likely realizable net book value. The cost corresponds to the purchase or production cost determined by the weighted average cost method.

Handset inventories include inventories treated as consignment with distributors when these are qualified, for accounting purposes, as agents in the sales of handsets bought from the Group.

Film or sports broadcasting rights are recognized in the statement of financial position when they are available for exhibition and expensed when broadcast.

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5.5  Prepaid expenses

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Prepaid external purchases	611	651	678
Other prepaid operating expenses	240	199	52
Total	851	850	730

(in millions of euros)	2021	2020	2019
Prepaid expenses - in the opening balance	850	730	571
Business related variations (1)	5	171	127
Changes in the scope of consolidation	0	-	65
Translation adjustment	10	(12)	5
Reclassifications and other items (2)	(13)	(40)	(38)
Prepaid expenses - in the closing balance	851	850	730

(1)   In 2020, the change includes a prepaid expense recognized in respect of an agreement for the provision of FTTH capacity in Spain.

(2)   Including the effect of the reclassification of prepaid expenses as costs to fulfill contracts (see Note 4.4).

5.6  Trade payables

(in millions of euros)	2021	2020	2019
Trade payables - in the opening balance	6,475	6,682	6,736
Business related variations	41	(122)	(85)
Changes in the scope of consolidation (1)	125	1	36
Translation adjustment	47	(80)	27
Reclassifications and other items	49	(6)	(32)
Trade payables - in the closing balance	6,738	6,475	6,682
o/w trade payables from telecom activities	6,652	6,395	6,580
o/w trade payables from Mobile Financial Services	86	80	102

(1)   Of which 108 million euros related to the integration of Telekom Romania Communications in 2021.

Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the rules in force. Certain key suppliers and Orange have agreed to a flexible payment schedule which, for certain invoices, can be extended up to six months.

Trade payables for goods and services and fixed assets that were subject to a payment extension, and which had an impact on the change in working capital requirements at the end of the period, amounted to approximately 460 million euros at December 31, 2021, 435 million euros at December 31, 2020, and 525 million euros at the end of 2019.

Accounting policies

Trade payables resulting from trade transactions and settled in the normal operating cycle are classified as current items. They include those that have been financed by the supplier (with or without notification of transfer to financial institutions) under direct or reverse factoring, and those for which the supplier proposed an extended payment period to Orange and for which Orange confirmed the payment arrangement under the agreed terms. Orange considers these financial liabilities to carry the characteristics of trade payables, in particular due to the ongoing trade relationship, the payment schedules ultimately consistent with the operational cycle of a telecommunications operator in particular for the purchase of primary infrastructures, the supplier’s autonomy in the anticipated relationship and a financial cost borne by Orange that corresponds to the compensation of the supplier for the extended payment schedule agreed.

For payables without specified interest rates, they are measured at nominal value if the interest component is negligible. For interest bearing payables, the measurement is at amortized cost.

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5.7  Other liabilities

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Provisions for litigations (1)	405	525	643
Cable network access fees (URI)	38	59	103
Submarine cable consortium (2)	191	258	168
Security deposits received	128	134	147
Orange Money - units in circulation (2)	1,030	823	613
Other	852	775	774
Total	2,644	2,574	2,448
o/w other non-current liabilities	306	307	353
o/w other current liabilities	2,338	2,267	2,095

(1)   See Note 5.2.

(2)   These liabilities are offset by the receivables of the same amount (see accounting policies in Note 4.5).

(in millions of euros)	2021	2020	2019
Other liabilities - in the opening balance	2,574	2,448	2,250
Business related variations	54	176	190
Changes in the scope of consolidation	9	-	12
Translation adjustment	29	(35)	4
Reclassifications and other items	(22)	(15)	(8)
Other liabilities - in the closing balance	2,644	2,574	2,448

Note 6       Employee benefits

6.1  Labor expenses

(in millions of euros)	Note	2021	2020	2019
Average number of employees (full-time equivalents) (1)		132,002	133,787	135,619
Wages and employee benefit expenses		(9,587)	(8,331)	(8,240)
o/w wages and salaries		(6,232)	(6,224)	(6,199)
o/w social security charges		(2,148)	(2,118)	(2,079)
o/w French part-time for seniors plans	6.2	(1,209)	23	6
o/w capitalized costs (2)		849	866	848
o/w other labor expenses (3)		(847)	(879)	(816)
Employee profit sharing		(145)	(142)	(181)
Share-based compensation (4)	6.3	(185)	(18)	(73)
o/w employee shareholding plan Together 2021		(172)	-	-
o/w free share award plans		(13)	(18)	(73)
Total in operating income		(9,917)	(8,490)	(8,494)
Net interest on the net defined liability in finance costs		(10)	(12)	(20)
Actuarial (gains)/losses in other comprehensive income (5)		59	(13)	(62)

(1)   Of whom 31% were Orange SA’s French civil servants (34% at December 31, 2020 and 36% at December 31, 2019).

(2)   Capitalized costs correspond to labor expenses included in the cost of assets produced by the Group (see Notes 8.4 and 8.5).

(3)   Other labor expenses comprise other short-term allowances and benefits, payroll taxes, post-employment benefits and other long-term benefits (except French part-time for seniors plans).

(4)   Includes social contributions of (13) million euros in 2021, 5 million euros in 2020 and (15) million euros in 2019 with corresponding entries in consolidated balance sheet not presented in equity.

(5)   2019 and 2020 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.3.1).

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6.2  Employee benefits

(in millions of euros)	December 31, 2021	December 31, 2020 (1)	December 31, 2019 (1)
Post-employment benefits (2)	881	930	904
Other long-term benefits	2,318	1,407	1,867
o/w French part-time for seniors plans	1,720	802	1,233
Provisions for employment termination benefits	2	1	2
Other employee-related payables and payroll taxes due	1,862	1,779	1,782
Provisions for social risks and litigation	50	58	59
Total	5,113	4,176	4,614
o/w non-current employee benefits	2,798	1,984	2,353
o/w current employee benefits	2,316	2,192	2,261

(1)   2019 and 2020 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.3.1).

(2)   Does not include defined contribution plans.

The payments to be made in respect of post-employment benefits and other long-term benefits are presented below. These are estimated based on Group headcounts as at December 31, 2021, including rights acquired and not acquired at December 31, 2021, but for which it is assumed the rights will be acquired by the year 2040 approximately:

(in millions of euros)	Schedule of benefits to be paid, undiscounted
	2022	2023	2024	2025	2026	2027 and beyond
Post-employment benefits	70	42	49	50	59	2,717
Other long-term benefits (1)	417	488	481	351	211	108
o/w French part-time for seniors plans	344	415	406	310	178	77
Total	487	530	530	401	270	2,825

(1)   Provisions for Time Saving Account (CET) and long-term leave and long-term sick leave not included.

6.2.1      Types of post-employment benefits and other long-term benefits

In accordance with the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits:

−    with regard to retirement, the majority of employees are covered by defined contribution plans required by law or under national agreements. In France, civil servants employed by Orange SA are covered by the French government sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (French law No. 96-660 dated July 26, 1996). Consequently, Orange SA has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans. Expenses recognized under the terms of defined contribution pension plans amounted to (727) million euros in 2021 ((729) million euros in 2020 and (724) million euros in 2019);

−    the Group is committed to a limited number of annuity-based defined-benefit plans: notably the Equant plans in the United Kingdom for 352 million euros and a plan for senior management staff in France for 191 million euros. Plan assets were transferred to these plans in the United Kingdom and in France. A few years ago, these plans were closed to new subscribers and also closed in the United Kingdom with regard to the acquisition of rights;

−    the Group is also committed to capital-based defined benefit plans where, in accordance with the law or contractual agreements, employees are entitled to bonuses on retirement, depending on their years of service and end of career salary; this essentially relates to bonuses due upon retirement in France, particularly for employees under private-law contracts (688 million euros for Orange SA, equal to 80% of the capital-based plans) and for civil servants (23 million euros, equal to 3% of capital-based plans);

−    other post-employment benefits are also granted to retired employees: these are benefits other than defined-benefit and defined-contribution plans;

−    other long-term benefits may also be granted such as seniority awards, long-term compensated absences and French part-time for seniors plans (TPS) detailed below.

French part-time for seniors plans

As part of the renegotiations of the intergenerational agreement, a new French part-time for seniors plan (TPS) was signed on December 17, 2021, resulting in the recognition of an employee benefit liability of 1,225 million euros.

The part-time for seniors plans are accessible to civil servants and employees under private contract from the French entities who will retire no later than January 1, 2028, and who have at least 15 years service within the Group.

These plans give employees the opportunity to work 50% or 60% of a full-time job whilst receiving:

−    a base salary between 65% and 80% of full-time employment;

−    the retirement entitlement benefits of full-time employment during the period in question (both the Company’s and the employee’s contributions);

−    a minimum salary level.

These plans last for a period of at least 18 months and no longer than five years.

The beneficiaries may decide to invest part of their base compensation (5%, 10% or 15%) in a Time Savings Account (CET), with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

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At December 31, 2021, the number of employees who are or will be participating in the French part-time for seniors plans and thus included in the provision, is estimated approximately at 11,900 employees.

6.2.2      Key assumptions used to calculate the amount of obligations

The assessment of post-employment benefits and other long-term benefits is based on retirement age calculated in accordance with the provisions applicable to each plan and the necessary conditions to ensure entitlement to a full pension, both of which are often subject to legislative changes.

The valuation of the obligation of the French part-time for seniors plans is sensitive to estimates of the potentially eligible population and to the sign-up rate for the plans (estimated at 70% on average), and the trade-offs that the beneficiaries will ultimately make between the different plans proposed.

The discount rates used for the euro zone (which accounts for 88% of Orange’s pension and other long-term employee benefit obligations as at December 31, 2021) are as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
More than 10 years	0.80% to 1.05%	0.55% to 0.90%	0.70% to 0.90%
Less than 10 years	-0.15% to 0.40% (1)	-0.35% to 0.70%	-0.33% to 0.70%

(1)   A -0.15% rate has been used to value the obligation regarding the French part-time for seniors plans (-0.25% as at December 31, 2020 and December 31, 2019).

The discount rates used for the euro zone are based on corporate bonds rated AA with a duration equivalent to the duration of the obligations.

The increase in annuities of the Equant plans in the United Kingdom is based on inflation (3.15% used) up to 5%.

The main capital-based defined benefit plan (retirement bonuses for employees under private-law contracts in France) is principally sensitive to employment policy assumptions (Orange has historically had high numbers of staff at retirement age). The estimated increase in the capital of this plan is based on a long-term inflation assumption of 2% associated with the effect of a higher "GVT" (acronym for Wage drift - Seniority - Job-skills). "Wage drift - Seniority - Job-skills" refers to annual change in total payroll costs independent of general or categorical increases in wages and salaries, due to in-grade promotions, out of grade promotions and the aging of existing staff.

The impacts on pension benefit obligations of changes in key assumptions would be as follows:

(1)   Includes 20 million euros for the French part-time for seniors plans (short term duration).

(2)   Sensitivity is performed on future entries in French part-time for seniors plans (TPS).

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6.2.3      Commitments and plan assets

(in millions of euros)	Post-employment benefits			Long-term benefits		2021	2020 (1)	2019 (1)
	Annuity- based plans	Capital- based plans	Other	French part-time for seniors plans (TPS)	Other
Total benefit obligations in the opening balance	529	859	17	802	605	2,812	3,229	3,684
Service cost	0	63	0	1,242 (2)	74	1,379	150	146
Net interest on the defined benefit liability	5	11	0	(2)	0	15	17	27
Actuarial losses/(gains) arising from changes of assumptions	9	(41)	(0)	27	(0)	(5)	102	82
o/w arising from change in discount rate	(24)	(51)	(0)	(1)	(0)	(76)	63	182
Actuarial losses/(gains) arising from experience	7	6	-	(59)	(1)	(47)	(121) (3)	(43)
Benefits paid	(23)	(44)	(1)	(290)	(81)	(439)	(555)	(687)
Translation adjustment and other	23	2	(0)	(0)	0	25	(11)	20
Total benefit obligations in the closing balance (a)	550	856	16	1,720	598	3,740	2,811	3,229
o/w benefit obligations in respect of employee benefit plans that are wholly or partly funded	550	21	-	-	-	571	549	562
o/w benefit obligations in respect of employee benefit plans that are wholly unfunded	-	835	16	1,720	598	3,169	2,262	2,667
Weighted average duration of the plans (in years)	13	12	18	2	4	6	8	9

(1)   2019 and 2020 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.3.1).

(2)   Of which 1,225 million euros related to the new French part-time for seniors plan signed on December 17, 2021.

(3)   In 2020, actuarial gains related to experience effects take into account a slowdown in the number of entries into the TPS plans.

(in millions of euros)	Post-employment benefits			Long-term benefits		2021	2020	2019
	Annuity- based plans	Capital- based plans	Other	French part-time for seniors plans (TPS)	Other
Fair value of plan assets in the opening balance	473	1	-	-	-	474	458	414
Net interest on the defined benefit liability	4	0	-	-	-	4	6	8
(Gains)/Losses arising from experience	40	(0)	-	-	-	40	25	26
Employer contributions	20	-	-	-	-	20	18	16
Benefits paid by the fund	(20)	-	-	-	-	(20)	(18)	(19)
Translation adjustment and other	23	-	-	-	-	23	(16)	13
Fair value of plan assets in the closing balance (b)	540	1	-	-	-	541	474	458

Funded annuity-based plans represent 15% of Group social commitments.

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The funded annuity-based plans are primarily located in the United Kingdom (66%) and France (32%) and their assets are broken down as follows:

Employee benefits in the statement of financial position correspond to commitments less plan assets. These have not been subject to asset ceiling adjustment for the periods presented.

(in millions of euros)	Post-employment benefits			Long-term benefits		2021	2020 (1)	2019 (1)
	Annuity- based plans	Capital- based plans	Other	French part-time for seniors plans (TPS)	Other
Employee benefits in the opening balance	56	858	17	802	605	2,337	2,771	3,270
Net expense for the period	1	74	1	1,208	73	1,356	105	117
Employer contributions	(20)	-	-	-	-	(20)	(18)	(16)
Benefits directly paid by the employer	(3)	(44)	(1)	(290)	(81)	(419)	(538)	(668)
Actuarial (gains)/losses generated during the year through other comprehensive income	(25)	(34)	(0)	-	-	(59)	13	62
Translation adjustment and other	1	2	(0)	(0)	0	3	4	7
Employee benefits in the closing balance - Net unfunded status (a) - (b)	10	855	16	1,720	598	3,199	2,337	2,771
o/w non-current	8	806	16	1,375	594	2,799	1,955	2,195
o/w current	2	50	1	344	4	400	382	575

(1)   2019 and 2020 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.3.1).

The following table discloses the net expense:

(in millions of euros)	Post-employment benefits			Long-term benefits		2021	2020	2019
	Annuity- based plans	Capital- based plans	Other	French part-time for seniors plans (TPS)	Other
Service cost	(0)	(63)	(0)	(1,242) (1)	(74)	(1,379)	(151)	(146)
Net interest on the net defined benefit liability	(0)	(11)	(0)	2	(0)	(10)	(11)	(19)
Actuarial gains/(losses)	-	-	-	32	1	33	57	48
Total	(1)	(74)	(1)	(1,208)	(73)	(1,356)	(105)	(117)
o/w expenses in operating income	(0)	(63)	(0)	(1,210)	(73)	(1,346)	(94)	(98)
o/w net interest on the net defined liability in finance cost	(0)	(11)	(0)	2	(0)	(10)	(11)	(19)

(1)   Of which (1,225) million euros related to the new French part-time for seniors plan signed on December 17, 2021.

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Accounting policies

Post-employment benefits are granted through:

−    defined contribution plans: the contributions, paid to independent institutions which are in charge of the administrative and financial management thereof, are recognized in the fiscal year during which the services are rendered;

−    defined-benefit plans: the sum of future obligations under these plans are based on actuarial assumptions using the projected unit credit method:

-      their calculation is based on demographic (employee turnover, mortality, gender parity, etc.) and financial assumptions (salary increases, rate of inflation, etc.) defined at the level of each entity concerned,

-      the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists). Its computation is based on external indices commonly used as reference for the Eurozone,

-      actuarial gains and losses on post-employment benefits are fully recorded in other comprehensive income,

-      the Group’s defined benefit plans are generally not financed. In the rare cases where they are, hedging plan assets are set up by employer and employee contributions which are managed by separate legal entities whose investments are subject to fluctuations in the financial markets. These entities are generally administrated by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy which is designed to strike the optimum strategies to match assets and liabilities, based on specific studies performed by external experts. It is generally carried out by fund managers selected by the committees and depends on the market opportunities. Assets are measured at fair value, determined by reference to quoted prices, since they are mostly invested in listed securities (primarily shares and bonds) and the use of other asset categories is limited.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences and French part-time for seniors plan (TPS) agreements. The calculation of the related commitments is based on actuarial assumptions (including demographic, financial and discounting assumptions) similar to those relating to post-employment benefits. The relevant actuarial gains and losses are recognized in profit or loss when they arise.

Termination benefits are subject to provisions (up to the related obligation). For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when modifications take place.

6.3  Share-based payment

Employee shareholding plan Together 2021

On April 21, 2021, the Board of Directors approved the implementation of an employee shareholding plan, Together 2021, designed to strengthen the Group’s employee shareholding. The offering relates to a maximum of subscriptions, including matching contributions, of a value of 260 million euros expressed in the reference price before discount and is carried out by buying back existing shares of Orange SA.

The number of shares subscribed at the price of 6.64 euros (taking into account a discount of 30% compared to the reference market price) amounts to 12 million shares, to which are added 14 million shares allocated free of charge in the form of a matching contribution, i.e. a total of 26 million shares.

The average fair value of the benefit granted to employees and former employees of the Group stands at 6.47 euros per share allocated (including free shares), i.e. an expense of (172) million euros (including social contributions) recognized though equity for 169 million euros and through social debts for 3 million euros.

Free share award plans in force at December 31, 2021

The Board of Directors approved the implementation of free share award plans (Long Term Incentive Plan - LTIP) reserved for the Executive Committee, Corporate Officers, and Senior Management holding the positions of "Executives" and "Leaders".

Main characteristics

	LTIP 2021-2023	LTIP 2020-2022	LTIP 2019-2021
Implementation date by the Board of Directors	July 28, 2021	July 29, 2020	July 24, 2019
Maximum number of free share units (1)	1.8 million	1.7 million	1.7 million
Estimated number of beneficiaries	1,300	1,300	1,200
Acquisition date of the rights by the beneficiaries	December 31, 2023	December 31, 2022	December 31, 2021
Delivery date of the shares to the beneficiaries	March 31, 2024	March 31, 2023	March 31, 2022

(1)   In countries where the regulations, tax codes or labor laws do not permit awards of stock, the beneficiaries of the plan will receive a cash value based on the exchange-traded price of Orange stock at the delivery date of the shares.

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Condition of continued employment

The allocation of rights to beneficiaries is subject to a condition of continued employment:

	LTIP 2021-2023	LTIP 2020-2022	LTIP 2019-2021
Assessment of the employment continuation	From January 1, 2021 to December 31, 2023	From January 1, 2020 to December 31, 2022	From January 1, 2019 to December 31, 2021

Performance conditions

Depending on the plans, the allocation of rights to beneficiaries is subject to the achievement of internal and external performance conditions, namely:

−    the organic cash flow from telecom activities internal performance condition, as defined in the plan regulations, assessed (i) annually against the budget for the LTIP 2019-2021, and (ii) at the end of the three years of the plan against the objective set by the Board of Directors for the LTIP 2020-2022 and LTIP 2021-2023;

−    the Corporate Social Responsibility (CSR) internal performance condition, half of which relates to the change in the level of CO2 per customer use and (i) half to the Group’s renewable electricity rate for LTIP 2019-2021 and LTIP 2020-2022, and (ii) half to the proportion of women in the Group’s management networks for the LTIP 2021-2023, assessed at the end of the three years of the plan in relation to the objectives set by the Board of Directors;

−    the Total Shareholder Return (TSR) external performance condition. The performance of the TSR is assessed by comparing the change in the Orange TSR based on the relative performance of the total return for Orange shareholders over the three fiscal years, and the change in the TSR calculated on the average values of the benchmark Stoxx Europe 600 Telecommunications index or any other index having the same purpose and replacing it during the term of the plan.

Rights subject to the achievement of performance conditions (as a % of the total entitlement)

	LTIP 2021-2023	LTIP 2020-2022	LTIP 2019-2021
Organic cash flow from telecom activities	50%	40%	50%
Total Shareholder Return (TSR)	30%	40%	50%
Corporate Social Responsability (CSR)	20%	20%	-

All performance conditions have been met or are estimated to be met at the end of the three years of the plan, with the exception of the condition relating to the TSR of the LTIP 2019-2021.

Valuation assumptions

	LTIP 2021-2023	LTIP 2020-2022	LTIP 2019-2021
Measurement date	July 28, 2021	July 29, 2020	July 24, 2019
Vesting date	December 31, 2023	December 31, 2022	December 31, 2021
Price of underlying instrument at measurement date	9.63 euros	10.47 euros	13.16 euros
Price of underlying instrument at closing date	9.41 euros	9.41 euros	9.41 euros
Expected dividends (% of the share price)	7.3%	6.7%	5.3%
Risk free yield	- 0.68%	- 0.61%	- 0.70%
Fair value per share of benefit granted to employees	6.33 euros	6.06 euros	7.80 euros
o/w fair value of internal performance condition	7.74 euros	8.58 euros	11.10 euros
o/w fair value of external performance condition	3.04 euros	2.27 euros	4.50 euros

For the portion of the plan issued in the form of shares, fair value was determined based on the market price of Orange shares on the date of allocation and the expected dividends discounted to December 31, 2021. Fair value also takes into account the likelihood of achievement of the market performance conditions, determined on the basis of a model constructed using the Monte Carlo method. For the portion of the plan issued in cash, at December 31, 2021, fair value was determined based on the market price of Orange shares at the closing date.

Accounting effect

In 2021, an expense of (11) million euros (including social contributions) was recognized with corresponding entries in equity (10 million euros) and in social debts (1 million euros).

In 2020, an expense of (15) million euros (including social contributions) was recognized with corresponding entries in equity (13 million euros) and in social debts (2 million euros).

In 2019, an expense of (10) million euros (including social contributions) was recognized with corresponding entries in equity (8 million euros) and in social debts (2 million euros).

Closure of the free share award plan LTIP 2018-2020

In 2018, the Board of Directors approved the implementation of a free share award plan (LTIP) reserved for the Executive Committee, Corporate Officers and Senior Management.

The shares were delivered to the beneficiaries on March 31, 2021.

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Main characteristics

LTIP 2018-2020
Implementation date by the Board of Directors	July 25, 2018
Maximum number of free share units (1)	1.7 million
Number of free share units delivered at delivery date (1)	1.2 million
Estimated number of beneficiaries	1,200
Acquisition date of the rights by the beneficiaries	December 31, 2020
Delivery date of the shares to the beneficiaries	March 31, 2021

(1)   In countries where the regulations, tax codes or labor laws do not permit awards of stock, the beneficiaries of the plan received a cash value based on the exchange-traded price of Orange stock at the delivery date of the shares, on March 31, 2021.

Condition of continued employment

The allocation of rights to beneficiaries was subject to a condition of continued employment:

LTIP 2018-2020
Assessment of the employment continuation	From January 1, 2018 to December 31, 2020

Performance conditions

Depending on the plans, the allocation of rights to beneficiaries was subject to the achievement of internal and external performance conditions, namely:

−    the organic cash flow from telecom activities internal performance condition, as defined in the plan regulations;

−    the Total Shareholder Return (TSR) external performance condition. The performance of the TSR was assessed by comparing the change in the Orange TSR based on the relative performance of the total return for Orange shareholders over the three fiscal years, and the change in the TSR calculated on the average values of the benchmark Stoxx Europe 600 Telecommunications index or any other index having the same purpose and replacing it during the term of the plan.

Rights subject to the achievement of performance conditions (as a % of the total entitlement)

LTIP 2018-2020
Organic cash flow from telecom activities	50%
Total Shareholder Return (TSR)	50%

Performance was assessed for the years 2018, 2019 and 2020 in relation to the budget for each of these three years, as approved in advance by the Board of Directors. The condition relating to organic cash flow from telecom activities was met for 2019 and 2020 but not for 2018. In addition, the condition relating to the TSR was not met for the period 2018-2020.

Valuation assumptions

LTIP 2018-2020
Measurement date	July 25, 2018
Vesting date	December 31, 2020
Price of underlying instrument at measurement date	13.98 euros
Price of underlying instrument at vesting date	9.73 euros
Price of underlying instrument at delivery date	10.51 euros
Expected dividends (% of the share price)	5.0%
Risk free yield	-0.33%
Fair value per share of benefit granted to employees	11.23 euros
o/w fair value of internal performance condition	11.94 euros
o/w fair value of external performance condition	10.51 euros

For the portion of the free share award plan issued in the form of shares, fair value was determined based on the market price of Orange shares on the date of award and the expected dividends discounted to December 31, 2020. The fair value also took into account the likelihood of achieving the market performance condition, determined on the basis of a model constructed using the Monte Carlo method. For that part of the plans remitted in the form of cash, the fair value was determined on the basis of the Orange Share price at March 31, 2021.

Accounting effect

The cost of the plans including social security contributions is presented below:

(in millions of euros)	2021	2020	2019	2018
LTIP 2018-2020 (1)	2	(7)	(7)	(3)

(1)   With corresponding entries in equity for 14 million euros and in employee-related payables for 1 million euros settled on delivery of the shares in 2021.

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Other plans

The other share-based compensation and similar plans implemented in the Orange group are not material at Group level.

Accounting policies

Employee share-based compensation: the fair value of stock options and bonus shares is determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends, and the risk-free interest rate over the option’s life. Vesting conditions other than market conditions are not part of the fair value assessment, but are part of the grant assumptions (employee turnover, probability of achieving performance criteria).

The determined amount is recognized in labor expenses on a straight-line basis over the vesting period, with as counterparty:

−    employee benefit liabilities for cash-settled plans, re-measured against profit or loss at each year-end; and

−    equity for equity-settled plans.

6.4  Executive compensation

The following table shows the compensation booked by Orange SA and its controlled companies to persons who were members of Orange SA’s Board of Directors or Executive Committee at any time during the year or at the end of the year.

(in millions of euros)	December 31, 2021	December 31, 2020 (4)	December 31, 2019
Short-term benefits excluding employer social security contributions (1)	(14)	(16)	(13)
Short-term benefits: employer’s social security contributions	(5)	(5)	(4)
Post-employment benefits (2)	(0)	(0)	(0)
Share-based compensation (3)	(2)	(2)	(2)

(1)   Includes all compensation: gross salaries including the variable component, bonuses, attendance fees and benefits in kind, incentive scheme and profit-sharing, cash settled Long Term Incentive Plan (LTIP).

(2)   Service cost.

(3)   Includes employee shareholding plans and shares settled Long Term Incentive Plan (LTIP).

(4)   In 2020, an amount of (2) million euros relating to termination benefits was paid. These termination benefits are not presented in the compensation table above.

The total amount of retirement benefits (contractual retirement bonuses and defined-benefit supplementary pension plan) provided in respect of persons who were members of the Board of Directors or Executive Committee at the end of the year was 4 million euros (4 million euros in 2020 and 6 million euros in 2019).

Executive Committee members’ contracts include a clause providing for a contractual termination settlement not exceeding 15 months of their total gross annual compensation (including the contractual termination benefit). Stéphane Richard, Chairman and Chief Executive Officer, has no employment contract, and the employment contracts of Deputy CEOs were suspended on the date of their appointment as corporate officers. These employment contracts may be reinstated at the end of their terms of office, with recovery of rights.

Orange has not acquired any other goods or services from persons who are or were at any time during the year or at the end of the fiscal year, members of the Board of Directors or Executive Committee of Orange SA (or any parties related thereto).

Note 7       Impairment losses and goodwill

7.1  Impairment losses

(in millions of euros)	2021	2020	2019
Spain	(3,702)	-	-
Jordan	-	-	(54)
Total of impairment of goodwill	(3,702)	-	(54)

The impairment tests on Cash-Generating Units (CGUs) may result in impairment losses on goodwill and on fixed assets (see Note 8.3).

At December 31, 2021

In Spain, the business plan has been significantly revised downward since December 31, 2020, in view of:

−    a deteriorating competitive environment despite market consolidation operations (affected by the erosion of average revenue per user); and

−    uncertainties surrounding the continuation of the health crisis (delay in the forecasts for economic recovery).

The revision of the business plan in Spain has led to the recognition during the first semester of (3,702) million euros impairment of goodwill, bringing the net book value of tested assets down to the value in use of current and long-term assets, i.e. 7.7 billion euros.

At December 31, 2020

At December 31, 2020, impairment tests did not result in the Group recognizing any impairment losses.

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At December 31, 2019

In Jordan, the (54) million euros impairment of goodwill reflected the effects of an uncertain political and economic climate and heavy competitive pressure on the fixed and mobile data markets. The net book value of tested assets was brought down to the value in use of current and long-term assets at 100% at December 31, 2019 (0.8 billion euros).

In Egypt, the reversal of 89 million euros of impairment on fixed assets primarily reflected an improvement in the country’s economic situation (see Note 8.3).

7.2  Goodwill

(in millions of euros)	December 31, 2021			December 31, 2020	December 31, 2019
	Gross value	Accumulated impairment losses	Net book value	Net book value	Net book value
France	14,377	(13)	14,364	14,364	14,364
Europe	13,712	(7,633)	6,079	9,512	9,537
Spain	6,986	(3,816)	3,170	6,872	6,872
Romania	2,074	(570)	1,504	1,236	1,236
Slovakia	806	-	806	806	806
Belgium	1,049	(713)	336	336	350
Poland	2,650	(2,515)	135	136	140
Moldova	80	-	80	76	83
Luxembourg	68	(19)	50	50	50
Africa & Middle East	2,605	(1,140)	1,465	1,443	1,481
Burkina Faso	428	-	428	428	428
Côte d’Ivoire	417	(42)	375	375	375
Morocco	265	-	265	253	257
Sierra Leone	114	-	114	118	134
Jordan	277	(166)	111	103	112
Cameroon	134	(90)	44	44	44
Other	971	(843)	128	122	131
Enterprise	2,887	(649)	2,237	2,225	2,245
International Carriers & Shared Services	18	-	18	18	18
Mobile Financial Services	28	-	28	35	-
Goodwill	33,626	(9,435)	24,192	27,596	27,644

(in millions of euros)	Note	December 31, 2021	December 31, 2020	December 31, 2019
Gross Value in the opening balance		33,273	33,579	32,949
Acquisitions (1)		266	26	520
Disposals		(4)	-	(4)
Translation adjustment		91	(331)	111
Reclassifications and other items		-	-	3
Gross Value in the closing balance		33,626	33,273	33,579
Accumulated impairment losses in the opening balance		(5,678)	(5,935)	(5,775)
Impairment	7.1	(3,702)	-	(54)
Disposals		(0)	-	4
Translation adjustment		(55)	257	(110)
Accumulated impairment losses in the closing balance		(9,435)	(5,678)	(5,935)
Net book value of goodwill		24,192	27,596	27,644

(1)   The change corresponds mainly to the preliminary goodwill of Telekom Romania Communications amounting to 272 million euros in 2021 (see Note 3.2).

7.3  Key assumptions used to determine recoverable amounts

The key operational assumptions reflect past experience and expected trends: unforeseen changes have in the past affected, and could continue to significantly affect, these expectations. In this respect, the review of expectations could affect the margin of recoverable amounts over the book value tested (see Note 7.4) and result in impairment losses on goodwill and fixed assets.

In 2021, the Group updated its strategic plan during the first semester (for the period 2021-2025). Accordingly, new business plans were prepared for all CGUs.

The discount rates and perpetual growth rates used to determine the values in use were revised as follows at the end of December 2021:

−    the discount rates (which may incorporate a specific premium reflecting an assessment of the performance risks of certain business plans or country risks) experienced a slight increase as a result, on one hand, of the revision of one of their calculation parameters during the second half of 2021, and on the other hand, of the recognition of a precaution on the Enterprise CGU with a view to integrating the effects of the accelerated decline in fixed voice into the valuation used at December 31, 2021;

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−    perpetual growth rates were maintained in most regions, with the effects of the health crisis not leading to any change in the long-term outlook of the service markets offered by the Group.

At December 31, 2021, business plans and key operating assumptions were sensitive to the following:

−    the consequences of the Covid-19 pandemic: deterioration in the situation compared to December 31, 2020 in certain geographical areas in terms of the return to an economic situation deemed normal (such as in Spain or Romania);

−    the tradeoffs to be made by regulatory and competition authorities between reducing prices to consumers and stimulating business investment, or in terms of rules for awarding 5G operating licenses or market concentration;

−    the fiercely competitive nature of the markets in which the Group operates, where price pressure is strong, particularly in Spain;

−    the Group’s ability to adjust costs and capital expenditure to changes in revenue;

−    and specifically in the Middle East and the Maghreb (Jordan, Egypt, Tunisia) as well as in some African countries (Mali, Democratic Republic of the Congo, Central African Republic, Sierra Leone and Burkina Faso): changes in the political situation and security with their resulting negative economic impacts on the overall business climate.

The parameters used to determine the recoverable amount of the main consolidated activities or the activities most sensitive to the assumptions of the impairment tests are as follows:

December 31, 2021	France	Spain	Poland	Enterprise	Romania
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.5%	0.3%	2.5%
Post-tax discount rate	5.8% (1)	6.8%	7.3%	8.3%	7.0%
p-tax discount rate	7.6%	8.4%	8.5%	11.1%	7.9%

December 31, 2020	France	Spain	Poland	Enterprise	Romania	Morocco	Belgium/ Luxembourg
Basis of recoverable amount	Value in use						Fair value
Source used	Internal plan						NA
Methodology	Discounted cash flow						NA
Perpetuity growth rate	0.8%	1.5%	1.5%	0.3%	2.3%	2.8%	NA
Post-tax discount rate	5.5% (1)	6.5%	7.3%	7.5%	7.5%	7.3%	NA
p-tax discount rate	7.4%	8.1%	8.5%	10.2%	8.5%	8.6%	NA

December 31, 2019	France	Spain	Poland	Enterprise	Sierra Leone	Liberia	Belgium
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.5%	0.3%	3.8%	3.8%	0.5%
Post-tax discount rate	6.0% (1)	7.3%	8.3%	7.5%	13.0%	13.0%	7.5%
p-tax discount rate	8.1%	9.1%	9.7%	10.0%	15.9%	15.9%	9.6%

(1)   The after-tax discount rate for France includes a corporate tax reduction of 25.83% by 2022.

At December 31, 2021, the fair value of the Belgium/Luxembourg entity was defined on the basis of the conditional voluntary public tender offer for the shares of Orange Belgium closed on May 4, 2021 (see Note 3.2).

The Group’s listed subsidiaries are Orange Polska (Warsaw Stock Exchange), Orange Belgium (Brussels Stock Exchange), Jordan Telecom (Amman Stock Exchange) and Sonatel (Regional Stock Exchange (BRVM)). The aggregated share of these subsidiaries, which publish their own regulated information, is less than or equal to 20% of the consolidated revenue, operating income and net income excluding non-recurring transactions.

7.4  Sensitivity of recoverable amounts

Because of the correlation between operating cash flow and investment capacity, a sensitivity of net cash flow is used. Cash flow for the terminal year forming a significant part of the recoverable amount, a change of plus or minus 10% in these cash flows is presented as a sensitivity assumption.

Cash flow is cash provided by operating activities net of acquisitions and disposals of property, plant and equipment and intangible assets (including tax at a standard rate, repayment of lease liabilities and debts related to financed assets, related interest expenses and excluding other interest expenses).

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A sensitivity analysis was carried out on the main consolidated activities or the activities most sensitive to the assumptions of the impairment tests and is presented below to enable readers of the financial statements to estimate the effects of their own estimates. Changes in cash flow, perpetual growth rates or discount rates exceeding the sensitivity levels presented have been observed in the past.

	Increase in discount rate in order for the recoverable amount to be equal to the net carrying value (in basis points)	Decrease in the perpetual growth rate in order for the recoverable amount to be equal to the net carrying value (in basis points)	Decrease in the discounted cash flows of the terminal value in order for the recoverable amount to be equal to the net carrying value (in %)
December 31, 2021
France Spain	+234 bp +19 bp	(217) bp (21) bp	-39% -4%
Poland	+269 bp	(221) bp	-30%
Enterprise	+1,125 bp	(1,026) bp	-83%
Romania	+44 bp	(45) bp	-10%
December 31, 2020
France	+141 bp	(124) bp	-28%
Spain	+1 bp	(1) bp	0%
Poland	+189 bp	(151) bp	-23%
Enterprise	+1,067 bp	(1,691) bp	-82%
Romania	+49 bp	(49) bp	-9%
Morocco	+354 bp	(433) bp	-53%
Belgium	N/A	N/A	N/A
December 31, 2019
France	+252 bp	(243) bp	-34%
Spain	+54 bp	(63) bp	-11%
Poland	+200 bp	(178) bp	-24%
Enterprise	+1,130 bp	(1,783) bp	-74%
Belgium	+856 bp	(711) bp	-69%
Sierra Leone	+50 bp	(86) bp	-9%
Liberia	+83 bp	(154) bp	-15%

Spain

In 2021, the value in use of the Spain CGU was revised based on the key valuation assumptions established by the local governance. The revision of the assumptions resulted in (3,702) million euros impairment of goodwill.

A sensitivity analysis was carried out at December 31, 2021 on each of the following criteria, taken individually:

−    increase of 0.25% in the discount rate;

−    decrease of 0.25% in the perpetual growth rate;

−    decrease of 5% in cash flow in the terminal year.

This sensitivity analysis identified a risk of impairment of up to 3% of the net book value of goodwill.

Belgium

At December 31, 2021, the fair value of the Belgium/Luxembourg entity was defined based on the conditional voluntary public tender offer for all shares of Orange Belgium SA closed on May 4, 2021 (see Note 3.2). Sensitivity analyzes, calculated on cash flows and financial parameters, are therefore not relevant for these CGUs at December 31, 2021. A change of one euro in the reference price per share used to calculate the fair value of the Belgium/Luxembourg entity would have an effect on the recoverable amount of 0.1 billion euros.

Other

A sensitivity analysis was also carried out on Romania on each of the following criteria, taken individually:

−    increase of 1% in the discount rate;

−    decrease of 1% in the perpetual growth rate;

−    decrease of 10% in cash flow in the terminal year.

This sensitivity analysis identified a risk of impairment of up to 16% of the net book value of goodwill.

The other entities not listed above each account for less than 3% of the recoverable amount of the consolidated entities or do not present a recoverable amount in the region of the net book value.

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Accounting policies

Goodwill recognized as an asset in the statement of financial position comprises the excess calculated:

−    either on the basis of the equity interest acquired (and for business combinations after January 1, 2010, with no subsequent changes for any additional purchases of non-controlling interests); or

−    on a 100% basis, leading to the recognition of goodwill relating to non-controlling interests.

Goodwill is not amortized. It is tested for impairment at least annually and more frequently when there is an indication that it may be impaired. Thus, changes in general economic and financial trends, the different levels of resilience of the telecommunication operators with respect to the deterioration of local economic environments, changes in the market capitalization of telecommunication operators, as well as financial performance compared to market expectations represent external impairment indicators that are analyzed by the Group, together with internal performance indicators, in order to assess whether an impairment test should be performed more than once a year.

These tests are performed at the level of each Cash-Generating Unit (CGU) (or group of CGUs). These generally correspond to business segments or to each country in the Africa and Middle East region and Europe. This is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes.

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of CGUs is compared to their recoverable amount, for which Orange uses mostly the value in use.

Value in use is estimated as the present value of the expected future cash flows. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and sales activity and investment forecasts drawn up by the Group’s management, as follows:

−    cash flow projections are based on three-to-five-year business plans and include a tax cash flow calculated as EBIT (operating income) multiplied by the statutory tax rate (excluding the impact of deferred tax and unrecognized tax loss carryforwards at the date of valuation). In the case of recent acquisitions, longer-term business plans may be used;

−    post-tax cash flow projections beyond that timeframe may be extrapolated by applying a declining or flat growth rate for the next year, and then a perpetual growth rate reflecting the expected long-term growth in the market;

−    post-tax cash flows are subject to a post-tax discount rate, using rates which incorporate a relevant premium reflecting a risk assessment for the implementation of certain business plans or country risks. The value in use derived from these calculations is identical to the one that would result from discounting p-tax cash flows at p-tax discount rates.

The key operating assumptions used to determine values in use are common across all of the Group’s business segments. Key assumptions for most CGUs include:

−    key revenue assumptions, which reflect market level, penetration rate of the offers and market share, positioning of the competition’s offers and their potential impact on market price levels and their transposition to the Group’s offer bases, regulatory authority decisions on pricing of services to customers and on access and pricing of inter-operator services, technology migration of networks (e.g. extinction of copper local loops), decisions of competition authorities in terms of concentration or regulation of adjacent sectors such as cable;

−    key cost assumptions, on the level of marketing expenses required to deal with the pace of product line renewals and the positioning of the competition, the ability to adjust costs to potential changes in revenues or the effects of natural attrition and employee departure plans underway;

−    key assumptions on the level of capital expenditure, which may be affected by the rollout of new technologies, by decisions of regulatory authorities relating to licenses and spectrum allocation, deployment of fiber networks, mobile network coverage, sharing of network elements or obligations to open up networks to competitors.

Tested net carrying values include goodwill, land and assets with finite useful lives (property, plant and equipment, intangible assets and net working capital requirements including intra-group balances). The Orange brand, an asset with an indefinite useful life, is subject to a specific test, see Note 8.3.

If an entity partially owned by the Group includes goodwill attributable to non-controlling interests, the impairment loss is allocated between the shareholders of Orange SA and the non-controlling interests on the same basis as that on which profit or loss is allocated (i.e. ownership interest).

Impairment loss for goodwill is recorded definitively in operating income.

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Note 8       Fixed assets

8.1  Gains (losses) on disposal of fixed assets

(in millions of euros)	2021	2020	2019
Transfer price	163	444	610
Net book value of assets sold	(111)	(223)	(307)
Proceeds from the disposal of fixed assets (1)	52	221	303

(1)   In 2021, the gains on disposal of fixed assets related to the sale and leaseback transactions amount to 10 million euros and mainly comprise property asset disposals in France. The gains on disposal of fixed assets related to the sale and leaseback amounted to 143 million euros in 2020 and 195 million euros in 2019 and mainly comprise property asset disposals in France and mobile site disposal in Spain.

8.2  Depreciation and amortization

Depreciation and amortization of intangible assets

Depreciation and amortization of property, plant and equipment

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Accounting policies

Assets are amortized to expense their cost (generally with no residual value deducted) on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. The straight-line basis is usually applied. The useful lives are reviewed annually and are adjusted if current estimated useful lives differ from previous estimates. This may be the case for outlooks on the implementation of new technologies (for example, the replacement of copper local loop by optical fiber). These changes in accounting estimates are recognized prospectively.

Main assets	Depreciation period (average)
Brands acquired	Up to 15 years, except for the Orange brand with an indefinite useful life
Customer bases acquired	Expected life of the commercial relationship: 3 to 16 years
Mobile network licenses	Grant period from the date when the network is technically ready and the service can be marketed
Indefeasible Rights of Use of submarine and terrestrial cables	Shorter of the expected period of use and the contractual period, generally less than 20 years
Patents	20 years maximum
Software	5 years maximum
Development costs	3 to 5 years
Buildings	10 to 30 years
Transmission and other network equipment	5 to 10 years
Copper cables, optical fiber and civil works	10 to 30 years
Computer hardware	3 to 5 years

8.3  Impairment of fixed assets

(in millions of euros)	2021	2020	2019
France	(1)	(15)	-
International Carriers & Shared Services	(2)	(7)	-
Poland	(11)	(7)	(12)
Egypt	1	1	89
Other	(2)	(2)	(4)
Total of impairment of fixed assets	(17)	(30)	73

The impairment of fixed assets resulting from impairment tests on Cash-Generating Units (CGUs) are described in Note 7.1.

Key assumptions and sensitivity of the recoverable amount of the Orange brand

The key assumptions and sources of sensitivity used in the assessment of the recoverable amount of the Orange brand are similar to those used for the goodwill of consolidated activities (see Note 7.3), which affect the revenue base and potentially the level of brand royalties.

Other assumptions that affect the assessment of the recoverable amount are as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
Basis of recoverable amount	Value in use	Value in use	Value in use
Source used	Internal plan	Internal plan	Internal plan
Methodology	Discounted net fees	Discounted net fees	Discounted net fees
Perpetuity growth rate	1.3%	1.2%	1.1%
Post-tax discount rate	7.7%	6.9%	7.4%
p-tax discount rate	9.8%	8.3%	8.8%

The sensitivity analysis did not highlight any risk of impairment of the Orange brand.

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Accounting policies

Given the nature of its assets and businesses, most of the Group’s individual assets do not generate cash flow independent of the cash flows generated by Cash-Generating Units. The recoverable amount is therefore determined at the level of the CGU (or group of CGUs) to which the assets belong, according to a method similar to that described for goodwill.

The Orange brand has an indefinite useful life and is not amortized but is tested for impairment at least annually. Its recoverable amount is assessed based on the expected contractual royalties (and included in the business plan) discounted in perpetuity, less the costs attributable to the brand’s owner.

8.4  Other intangible assets

(in millions of euros)	December 31, 2021				December 31, 2020	December 31, 2019
	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Telecommunications licenses	12,116	(5,374)	(51)	6,691	6,322	6,043
Software	13,796	(9,418)	(47)	4,331	4,288	4,250
Orange brand	3,133	-	-	3,133	3,133	3,133
Other brands	1,104	(133)	(901)	69	78	88
Customer bases	5,297	(4,939)	(12)	346	469	597
Other intangible assets	2,304	(1,730)	(204)	370	844	626
Total	37,749	(21,594)	(1,215)	14,940	15,135	14,737

(in millions of euros)	2021	2020	2019
Net book value of other intangible assets - in the opening balance	15,135	14,737	14,073
Acquisitions of other intangible assets	2,842	2,935	2,385
o/w telecommunications licenses (1)	926	969	519
Impact of changes in the scope of consolidation (2)	(888)	31	328
Disposals	(4)	(4)	(10)
Depreciation and amortization	(2,363)	(2,309)	(2,286)
Impairment (3)	(40)	(24)	88
Translation adjustment	92	(176)	106
Reclassifications and other items (4)	165	(55)	52
Net book value of other intangible assets - in the closing balance	14,940	15,135	14,737

(1)   In 2021, includes the acquisition of the 5G license in Spain for 611 million euros and the renewals in France of the 2G licenses for 207 million euros and the 3G licenses for 57 million of euros. In 2020, related to the acquisition of the 5G license in France for 875 million euros and in Slovakia for 37 million euros. In 2019, related to licenses in Spain for 296 million euros, in Burkina Faso for 119 million euros and in Guinea for 82 million euros.

(2)   In 2021, mainly relates to the effects of the loss of sole control over Orange Concessions. In 2019, mainly relates to the effects of SecureLink and SecureData acquisitions.

(3)   Includes impairment detailed in Note 7.1.

(4)   In 2021, mainly relates to incentive bonus fees on penetration rates and business continuity payable by the public initiative networks to the local authorities for 195 million euros.

Internal costs capitalized as intangible assets

Internal costs capitalized as intangible assets relate to labor expenses and amounted to 399 million euros in 2021, 405 million euros in 2020 and 389 million euros in 2019.

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Information on telecommunications licenses at December 31, 2021

Orange’s principal commitments under licenses awarded are disclosed in Note 16.

(in millions of euros)	Gross value	Net book value	Residual useful life (1)
5G (1 license)	875	811	13.9
LTE (4 licenses) (2)	2,180	1,473	9.8 to 14.9
UMTS (3 licenses)	342	175	8.4 and 9.7
GSM (2 licenses)	207	191	9.3
France	3,604	2,650
5G (4 licenses)	1,070	1,037	9.0 and 19.7
LTE (3 licenses)	536	305	9.0 to 9.3
GSM (2 licenses)	285	111	10.0
Spain	1,891	1,453
LTE (3 licenses)	739	441	6.0 to 9.1
UMTS (1 license)	355	22	1.0
GSM (2 licenses)	130	40	5.6 to 7.5
Poland	1,224	503
LTE (1 license)	444	301	10.0
UMTS (1 license)	153	50	10.0
GSM (2 licenses)	431	113	10.0
Egypt	1,028	464
LTE (1 license)	62	45	13.1
UMTS (1 license)	29	10	9.3
GSM (1 license)	770	159	10
Morocco	861	214
LTE (1 license)	184	89	7.3
UMTS (1 license)	100	52	9.0
GSM (1 license)	292	105	7.3
Romania	576	246
LTE (1 license)	89	50	8.4
UMTS (3 licenses)	143	70	3.2 to 11.3
GSM (1 license)	191	82	7.0
Jordan	423	202
LTE (2 licenses)	140	82	5.4 and 11.9
UMTS (1 license)	4	2	0.3
GSM (1 license)	7	3	0.2
Belgium	151	87
5G (2 licenses)	38	37	3.7 and 19
LTE (3 licenses)	76	38	3.7 to 7
UMTS (1 license)	46	10	4.7
GSM (1 license)	66	12	4.0
Slovensko	226	97
Other	2,132	775
Total	12,116	6,691

(1)   In number of years, at December 31, 2021.

(2)   Comprises the 700 MHz license of which the spectrum is technologically neutral.

Accounting policies

Intangible assets mainly consist of acquired brands, acquired customer bases, telecommunications licenses and software, as well as operating rights granted under certain concession agreement.

Intangible assets are initially recognized at acquisition or production cost. The payments indexed to revenue, especially for some telecommunications licenses, are expensed in the relevant periods.

The operating rights granted under certain concession arrangements are booked under other intangible assets and give right to charge users of the public service (see Note 4.1).

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8.5  Property, plant and equipment

(in millions of euros)	December 31, 2021				December 31, 2020	December 31, 2019
	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Networks and terminals	97,426	(69,900)	(371)	27,155	25,825	25,137
Land and buildings	7,821	(5,470)	(234)	2,117	2,018	2,026
IT equipment	3,963	(3,178)	(1)	784	801	803
Other property, plant and equipment	1,721	(1,286)	(6)	428	431	456
Total property, plant and equipment	110,931	(79,834)	(612)	30,484	29,075	28,423

The networks and terminals are broken down as follows:

(in millions of euros)	2021	2020	2019
Net book value of property, plant and equipment - in the opening balance	29,075	28,423	27,119
Acquisitions of property, plant and equipment	5,947	5,848	6,181
o/w financed assets	40	241	144
Impact of changes in the scope of consolidation (1)	130	0	(52)
Disposals and retirements	(102)	(154)	(164)
Depreciation and amortization	(4,796)	(4,880)	(4,838)
o/w fixed assets	(4,712)	(4,825)	(4,824)
o/w financed assets	(84)	(55)	(14)
Impairment (2)	(5)	(6)	(15)
Translation adjustment	129	(319)	115
Reclassifications and other items	105	164	78
Net book value of property, plant and equipment - in the closing balance	30,484	29,075	28,423

(1)   Mainly relates, in 2021, to the effects of the acquisition of Telekom Romania Communications and the loss of sole control over FiberCo in Poland (see Note 3.2).

        Mainly relates, in 2019, to the disposal of Orange Niger.

(2)   Includes impairment detailed in Note 7.1.

Financed assets

Financed assets include at December 31, 2021 the set-up boxes in France which are financed by an intermediary bank: they meet the standard criterion of a tangible asset according to IAS 16. The debts associated to these financed assets are presented in financial liabilities and are included in the definition of the net financial debt (see Note 13.3).

Internal costs capitalized as property, plant and equipment

Internal costs capitalized as property, plant and equipment relate to labor expenses and amount to 450 million euros in 2021, 462 million euros in 2020 and 459 million euros in 2019.

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Accounting policies

Property, plant and equipment are made up of tangible fixed assets and financed assets. They mainly comprise network facilities and equipment.

The gross value of property, plants and equipment is made up of their acquisition or production cost, which includes study and construction fees as well as enhancement costs that increase the capacity of equipment and facilities. Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or extend its useful life.

The cost of property, plant and equipment also includes the estimated cost of dismantling, removing and restoring the site occupied due to the obligation incurred by the Group.

The roll-out of assets by stage, especially for network assets, in the Group’s assessment, does not generally require a substantial period of preparation. As a result, the Group does not generally capitalize the interest expense incurred during the construction and acquisition phase for its property, plant and equipment and intangible assets.

In France, the regulatory framework governing the optical fiber network roll-out (Fiber To The Home - FTTH) organizes the access by commercial operators to the last mile of networks rolled-out by another operator on a co-funding basis (ab initio or a posteriori) or through a line access. The sharing of rights and obligations between the various operators co-financing the terminal section of networks is classified as a joint operation in accordance with IFRS 11 "Partnerships": Orange only recognizes as an asset its share of the network assets self-built or purchased to other co-financing operators.

The Group has entered into network sharing arrangements with other mobile operators on a reciprocal basis, which may cover passive infrastructure sharing, active equipment or even spectrum.

8.6  Fixed assets payables

(in millions of euros)	2021	2020	2019
Fixed assets payable - in the opening balance	4,640	3,665	3,447
Business related variations (1)	(206)	1,002	200
Changes in the scope of consolidation (2)	(199)	(0)	(14)
Translation adjustment	31	(50)	29
Reclassifications and other items (3)	216	23	3
Fixed assets payable - in the closing balance	4,481	4,640	3,665
o/w long-term fixed assets payable	1,370	1,291	817
o/w short-term fixed assets payable	3,111	3,349	2,848

(1)   Includes, in 2021, the disbursement of the 5G license for (150) million euros in France. Included, in 2020, 725 million euros for the acquisition of the 5G license in France.

(2)   Includes (241) million euros in 2021 as a result of the removal of Orange Concessions from the Group’s scope of consolidation (see Note 3.2).

(3)   In 2021, mainly relates to incentive bonus fees on penetration rates and business continuity payable by the public initiative networks to the local authorities in the amount of 195 million euros.

Accounting policies

These payables are generated from trading activities. The payment terms can be over several years in the case of infrastructure roll-out and license acquisition. The payables due in more than 12 months are presented in non-current items. For payables without specified interest rates, they are measured at nominal value if the interest component is negligible. For interest bearing payables, the measurement is at amortized cost.

Trade payables also include those that the supplier may have sold with or without notifying financial institutions in a direct or reverse factoring arrangement (see Note 5.6).

Firm purchase commitments are disclosed as unrecognized contractual commitments (see Note 16), net of any prepayment, which are recognized as prepayment on fixed assets.

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8.7  Dismantling provisions

The asset dismantling obligations mainly relate to restoration of mobile telephony antenna sites, dismantling of telephone poles, treatment of electrical and electronic equipment waste and dismantling of telephone booths.

(in millions of euros)	2021	2020	2019
Dismantling provisions - in the opening balance	901	827	776
Provision reversal with impact on income statement	(0)	(0)	(0)
Discounting with impact on income statement	11	2	5
Utilizations without impact on income statement	(18)	(12)	(24)
Changes in provision with impact on assets	3	79	67
Changes in the scope of consolidation	-	-	-
Translation adjustment	(0)	(10)	2
Reclassifications and other items	-	16	2
Dismantling provisions - in the closing balance	897	901	827
o/w non-current provisions	876	885	812
o/w current provisions	21	16	15

Accounting policies

The Group is required to dismantle technical equipment and restore the technical sites it occupies.

When the obligation arises, a dismantlement asset is recognized in compensation for the dismantling provision.

The provision is based on dismantling costs (on a per-unit basis for telephone poles, terminals and telephone booths, and on a per-site basis for mobile antennas) incurred by the Group to meet its environmental commitments over the asset dismantling and site restoration planning. The provision is assessed on the basis of the identified costs for the current fiscal year, extrapolated for future years using the best estimate of the commitment settlement. This estimate is revised annually and adjusted where appropriate against the asset to which it relates. The provision is present-discounted at a rate set by geographical area and equal to the average rate of risk-free investments in 15-year State bonds.

In case of extinguishment of the obligation, the provision is reversed in compensation for the net carrying value of the dismantling asset and of the net carrying value of the underlying assets if the dismantling asset is less than the reversal of the provision.
Note 9       Lease agreements

In the course of its activities, the Group regularly enters into leases as a lessee. These leases concern the following asset categories:

−    Land and buildings;

−    Networks and terminals;

−    IT equipment;

−    Other.

Accounting policies

IFRS 16 "Leases," the application of which is mandatory, has been applied within the Group since January 1, 2019.

IFRS 16 defines a lease as a contract that grants the lessee the right to control the use of an identified asset. All leases are recognized in the balance sheet as an asset reflecting the right to use the leased assets and a corresponding liability reflecting the related lease liabilities (see Notes 9.1 and 9.2). In the income statement, depreciation of right-of-use assets (see Note 9.1) is presented separately from the interest expenses on lease liabilities. In the statement of cash flows, cash outflows relating to interest expenses impact operating cash flows, while repayment of lease liabilities impacts financing cash flows.

For the lessor, assets subject to leases must be recognized on the balance sheet according to the nature of the asset and the associated leasing revenues as income on a straight-line basis over the lease term.

When the Group carries out a transaction qualified as sale and leaseback in accordance with IFRS 16, a right-of-use asset is recognized in proportion to the previous carrying value of the asset corresponding to the right-of-use asset retained as counterparty to a lease liability. A gain (or loss) on disposal of fixed assets is recognized in the income statement in proportion to the rights transferred to the buyer-lessor. The adjustment of the gain (or loss) on disposal recognized in the income statement for the share on which the Group retains its user rights via the lease relates to the difference between the right-of-use asset and the lease liability recognized in the balance sheet.

Finally, the Group applies the two exemptions provided for in IFRS 16, concerning leases with a term of 12 months or less that are not tacitly renewable and leases where the value, when new, of the underlying asset is less than approximately 5,000 euros. Leases covered by either of these two exemptions are presented in off-balance sheet commitments and an expense is recognized in external purchases in the income statement.

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The Group classifies as a lease a contract that confers to the lessee the right to control the use of an identified asset for a given period, including a service contract if it contains a lease component.

The Group has defined four major categories of leases:

−    Land and buildings: these leases mainly concern commercial (point of sale) or service activity (office and head office) leases, as well as leases of technical buildings not owned by the Group. Real estate leases entered into in France generally have long terms (nine-year commercial leases with early termination options after three and six years, known as "3/6/9 leases") (see Note 9.2). However, depending on the geographical location of the leases, their legal term may vary and the Group may be required to adopt a specific enforceable period taking into account the local legal and economic environment;

−    Networks and terminals: the Group is required to lease a certain number of assets in connection with its mobile activities. This is notably the case of land on which to install antennas, mobile sites leased to third-party operators and certain "TowerCos" contracts (companies operating telecom towers). Leases are also entered into as part of fixed-line network activities. These leases mainly concern access to the local loop where the Orange group is a market challenger (total or partial unbundling), as well as the lease of land transmission cables;

−    IT equipment: this asset category primarily comprises the lease of servers and hosting space in Data centers;

−    other: this asset category primarily comprises the lease of vehicles and technical equipment.

9.1  Right-of-use assets

(in millions of euros)	December 31, 2021				December 31, 2020	December 31, 2019
	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Land and buildings	7,743	(2,489)	(324)	4,930	4,865	4,959
Networks and terminals	3,442	(926)	-	2,516	1,931	1,524
IT equipment	166	(111)	(0)	55	30	29
Other right-of-use	360	(159)	(0)	201	184	188
Total right-of-use assets	11,711	(3,685)	(324)	7,702	7,009	6,700

(in millions of euros)	2021	2020	2019
Net book value of right-of-use assets - in the opening balance	7,009	6,700	6,790
Increase (new right-of-use assets) (1)	2,172	1,529	1,014
Impact of changes in the scope of consolidation	34	1	18
Depreciation and amortization	(1,481)	(1,384)	(1,274)
Impairment (2)	(91)	(57)	(33)
Impact of changes in the assessments	74	331	187
Translation adjustment	46	(104)	26
Reclassifications and other items	(62)	(7)	(28)
Net book value of right-of-use assets - in the closing balance	7,702	7,009	6,700

(1)   Comprises in 2021, the right-of-use assets related to the new headquarters of the Orange group (Bridge) in France for 294 million euros.

(2)   Impairment losses on right-of-use assets mainly concern real estate leases qualified as onerous contracts.

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Depreciation and amortization of right-of-use assets

In 2021, the rental expense recognized in external purchases in the income statement amounts to (147) million euros compared to (151) million euros in 2020 and (241) million euros in 2019 (see Note 5.1). It includes lease payments on contracts of 12 months or less which are not tacitly renewable, contracts where the new value of the underlying asset is less than 5,000 euros, and variable lease payments which were not figured into the measurement of the lease liability.

Accounting policies

A right-of use is recognized as an asset, with a corresponding lease liability (see Note 9.2). This right-of-use asset is equal to the amount of the lease liability, plus any direct costs incurred under certain leases such as fees, lease negotiation expenses or administration costs and less rent-free period liabilities and lessor financial contributions.

This right-of-use asset is amortized in the income statement on a straight-line basis over the lease term chosen by the Group, in accordance with the lease terms defined in IFRS 16.

Work performed by the lessee and modifications to the leased asset, as well as guarantee deposits, are not components of the right-of-use asset and are recognized in accordance with other standards.

9.2  Lease liabilities

At December 31, 2021, lease liabilities amount to 8,065 million euros, including non-current lease liabilities of 6,696 million euros and current lease liabilities of 1,369 million euros.

(in millions of euros)	2021	2020	2019
Lease liabilities - in the opening balance	7,371	6,932	6,531
Increase with counterpart in right of use	2,158	1,582	1,580
Impact of changes in the scope of consolidation	34	1	18
Decrease in lease liabilities following rental payments	(1,624)	(1,400)	(1,429)
Impact of changes in the assessments	74	326	187
Translation adjustment	47	(96)	24
Reclassifications and other items	4	26	21
Lease liabilities - in the closing balance	8,065	7,371	6,932
o/w non-current lease liabilities	6,696	5,875	5,593
o/w current lease liabilities	1,369	1,496	1,339

The following table details the undiscounted future cash flows of lease liabilities as known at December 31, 2021:

(in millions of euros)	Total	2022	2023	2024	2025	2026	2027 and beyond
Undiscounted lease liabilities	8,755	1,546	1,346	1,163	971	859	2,871

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Accounting policies

The Group recognizes a liability (i.e. a lease liability) at the date the underlying asset is made available. This lease liability is equal to the present value of fixed and in-substance fixed payments not paid at that date, plus any amounts that Orange is reasonably certain to pay at the end of the lease, such as the exercise price of a purchase option (where it is reasonably certain to be exercised), or penalties payable to the lessor for terminating the lease (where such termination option is reasonably certain to be exercised).

The Group only takes the lease component into account when measuring the lease liability. For certain asset classes where leases include both service and lease components, the Group may recognize a single contract, classified as a lease (i.e. without distinguishing between the service and lease components).

Orange systematically determines the lease term as the period during which leases cannot be canceled, plus periods covered by any extension options that the lessee is reasonably certain to exercise and by any termination options that the lessee is reasonably certain not to exercise. In the case of "3/6/9" leases in France, the term adopted is assessed on a contract-by-contract basis.

This period is also defined taking into account any laws and practices specific to each jurisdiction and business sector regarding the firm lease commitment term granted by lessors. The Group nonetheless assesses the enforceable period, based on the circumstances of each lease, taking into account certain indicators such as the existence of more than insignificant penalties in the event of termination by the lessee. To determine the length of this enforceable period, the Group considers the economic importance of the leased asset and the assumptions made in its strategic plan.

When non-removable leasehold improvements have been made to leased assets, the Group assesses, on a case-by-case basis, whether these improvements provide an economic benefit when determining the enforceable period of the lease.

When a lease includes a purchase option, the Group considers the enforceable period to be equal to the useful life of the underlying asset where the Group is reasonably certain to exercise the purchase option.

For each lease, the discount rate used is determined based on the yield rate on government bonds in the lessee country, in accordance with the lease term and currency, to which the Group’s credit spread is added.

After the lease commencement date, the amount of the lease liability may be reassessed to reflect changes introduced in the following main cases:

−    a change in term resulting from a contract amendment or a change in assessment of the reasonable certainty that a renewal option will be exercised or a termination option will not be exercised;

−    a change in the amount of lease payments, for example following application of a new index or rate in the case of variable payments;

−    a change in the assessment of whether a purchase option will be exercised;

−    any other contractual change, for example a change to the scope of the lease or the underlying asset.

Note 10     Taxes

10.1      Operating taxes and levies

Although comprising a directly identifiable counterpart, the periodic spectrum fees are presented within the operating taxes and levies payables as they are set by and paid to the States and Local Authorities.

10.1.1     Operating taxes and levies recognized in the income statement

(in millions of euros)	2021	2020	2019
Territorial Economic Contribution, IFER and similar taxes (1)	(652)	(795)	(758)
Spectrum fees	(360)	(341)	(329)
Levies on telecommunication services	(329)	(319)	(276)
Other operating taxes and levies	(586)	(469)	(465)
Total	(1,926)	(1,924)	(1,827)

(1)   Including in 2021a reduction of the territorial economic contribution (TEC) for (139) million euros. This decrease is explained by the reduction of the applicable rate of the company value-added contribution (CVAE), which is the main component of the TEC.

The 2021 French Finance Act enacted the reduction of the applicable rate of the CVAE in France, effective January 1, 2021. The applicable rate for this tax was reduced from 1.5% to 0.75%.

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The breakdown of operating taxes and levies per geographical area is the following:

10.1.2     Operating taxes and levies in the statement of financial position

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Value added tax (VAT)	1,025	966	996
Other operating taxes and levies	138	138	94
Operating taxes and levies - receivables	1,163	1,104	1,090
Value added tax (VAT)	(682)	(652)	(649)
Territorial Economic Contribution, IFER and similar taxes	(89)	(87)	(90)
Spectrum fees	(18)	(21)	(22)
Levies on telecommunication services	(143)	(128)	(118)
Other operating taxes and levies	(504)	(391)	(408)
Operating taxes and levies - payables	(1,436)	(1,279)	(1,287)
Operating taxes and levies - net	(273)	(175)	(197)

Changes in operating taxes and levies

(in millions of euros)	2021	2020	2019
Net tax liabilities and operating taxes and levies - in the opening balance	(175)	(197)	(295)
Operating taxes and levies recognized in profit or loss	(1,926)	(1,924)	(1,827)
Operating taxes and levies paid (1)	1,914	1,929	1,939
Changes in the scope of consolidation	(67)	-	3
Translation adjustment	(19)	20	(16)
Reclassifications and other items	(1)	(3)	(1)
Net tax liabilities and operating taxes and levies - in the closing balance	(273)	(175)	(197)

(1)   Including in 2021 the reclassification in the consolidated statement of cash flows of 34 million euros as investing activities corresponding to the VAT disbursement made by Orange Polska as part of the FiberCo transaction in Poland.

Accounting policies

Value Added Tax (VAT) receivables and payables correspond to the VAT collected or deductible from the various states. Collections and repayments to states have no impact on the income statement.

In the normal course of business, the Group regularly deals with differences of interpretation of tax law with the tax authorities, which can lead to tax reassessments or tax disputes.

Operating taxes and levies are measured by the Group at the amount expected to be paid or recovered from the tax authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates the tax assets, liabilities and accruals recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

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10.2      Income taxes

10.2.1     Income taxes

(in millions of euros)	2021	2020	2019
Orange SA tax group	3	1,556	(875)
- Current tax	(129)	1,801	(559)
o/w tax income related to the 2005-2006 tax dispute	-	2,246	-
o/w current tax excluding the tax income related to the 2005-2006 tax dispute	(129)	(444)	(559)
- Deferred tax	133	(246)	(316)
Spanish tax group	(115)	(146)	(123)
- Current tax	(0)	(40)	(84)
- Deferred tax	(115)	(106)	(39)
Africa & Middle East	(431)	(341)	(296)
- Current tax	(420)	(343)	(294)
- Deferred tax	(11)	2	(1)
United Kingdom	(264)	(137)	(66)
- Current tax	(76)	(75)	(66)
- Deferred tax	(188)	(63)	(0)
Other subsidiaries (1)	(156)	(83)	(86)
- Current tax	(125)	(99)	(89)
- Deferred tax	(31)	16	3
Total Income taxes	(962)	848	(1,447)
- Current tax	(750)	1,245	(1,093)
o/w tax income related to the 2005-2006 tax dispute	-	2,246	-
o/w current tax excluding the tax income related to the 2005-2006 tax dispute	(750)	(1,001)	(1,093)
- Deferred tax	(212)	(396)	(354)

(1)   In 2021, include an income tax expense of (74) million euros related notably to the gain arising from the loss of sole control over the FiberCo (see Note 3.2).

In 2020, the Orange group’s current tax was an income amounting to 1,245 million euros and included a tax income of 2,246 million euros related to the tax dispute in France for fiscal years 2005-2006.

The breakdown of current tax by geographical area or by tax group (excluding income related to the 2005-2006 tax dispute) is the following:

Orange SA tax group

Current tax expense

Over the last three years, the income tax rate applicable in France gradually decreased from 34.43% in 2019 to 32.02% in 2020, and then to 28.41% in 2021.

The decrease in the tax rate in France from 32.02% to 28.41% resulted in a reduction in the current tax expense of 61 million euros in 2021.

The reduction in the tax rate from 34.43% to 32.02% resulted in a reduction in the current tax expense of 36 million euros in 2020.

The current tax expense reflects the requirement to pay income tax calculated on the basis of taxable income.

In 2021, the current tax expense includes tax income recorded resulting from the reassessment of an income tax charge booked in periods prior to those presented in the amount of 376 million euros.

In 2020, the current tax expense included tax income of 2,246 million euros, as a result of the decision issued by the Conseil d’État on November 13, 2020 in favor of Orange SA on a dispute in respect of the years 2005-2006.

Deferred tax expense

Deferred taxes are recorded at the tax rate expected at the time of their reversal.

The 2018 French Finance Act included a gradual reduction in the corporate income tax rate with an expected tax rate of 25.83% as of 2022. The 2022 French Finance Act passed in December 2021 confirms the trajectory initially planned, i.e. a rate of 25.83% in 2022.

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Spanish tax group

Current tax expense

The corporate tax rate applicable is 25% for all the fiscal years presented. The current income tax expense mainly represents the obligation to pay a minimum level of tax calculated on the basis of 75% of taxable income due to the 25% restriction on the utilization of tax loss carry forwards.

In 2021, the Spanish tax group was in deficit, which explains the absence of current tax expense recognized for the fiscal year.

Deferred tax expense

In 2021, a deferred tax expense of (162) million euros was recognized to reflect the negative impact on the recoverable amount of deferred taxes of updated business plan projections in a market that remains highly competitive with significant price pressure.

In 2020, a deferred tax expense of (102) million euros was recognized to reflect the negative impact on the recoverable amount of deferred taxes of updated business plan projections.

In 2019, a deferred tax expense of (42) million euros was recognized to reflect evolution of future perspectives for the recoverability of the deferred tax assets.

Africa & Middle East

The main contributors to the income tax expense are Côte d’Ivoire, Mali, Guinea and Senegal:

−    in Côte d’Ivoire, the corporate tax rate is 30% and the current tax expense stands at (91) million euros in 2021, (77) million euros in 2020 and (52) million euros in 2019;

−    in Mali, the corporate tax rate is 30% and the current tax expense stands at (67) million euros in 2021, (62) million euros in 2020 and (55) million euros in 2019;

−    in Guinea, the corporate tax rate is 35% and the current tax expense stands at (63) million euros in 2021, (47) million euros in 2020 and (42) million euros in 2019;

−    in Senegal, the corporate tax rate is 30% and the current tax expense stands at (53) million euros in 2021, (54) million euros in 2020 and (56) million euros in 2019.

United Kingdom

Current tax expense

The current income tax expense primarily reflects the taxation of activities related to Orange’s brand activities at a tax rate of 19%.

Deferred tax expense

In 2021, a corporate tax rate increase was passed which will rise to 25% from 2023 (it currently stands at 19%). The 2021 deferred tax expense therefore includes an increase of (188) million euros in relation to deferred tax liabilities recognized for the Orange brand.

In 2020, the deferred tax expense included an increase of (63) million euros in deferred tax liabilities recognized in the United Kingdom on the Orange brand. The British government canceled the tax reduction from 19% to 17% in 2020, provided for by the 2016 Finance Act, thus maintaining the rate at 19%. The deferred tax liabilities on the brand were recorded as of December 31, 2020 at a 19% tax rate.

Group tax proof

(in millions of euros)	Note	2021	2020	2019
Profit before tax		1,740	4,207	4,669
Statutory tax rate in France		28.41%	32.02%	34.43%
Theoretical income tax		(494)	(1,347)	(1,608)
Reconciling items:
Tax income related to the 2005-2006 tax dispute (1)		-	2,246	-
Impairment of goodwill (2)	7.1	(1,052)	-	(19)
Impairment of BT shares	13.7	-	-	(34)
Impact related to the loss of sole control over Orange Concessions		557	-	-
Share of profits (losses) of associates and joint ventures		1	(1)	3
Adjustment of prior-year taxes		(23)	1	10
Recognition/(derecognition) of deferred tax assets		(149)	(98)	(36)
Difference in tax rates (3)		85	157	192
Change in applicable tax rates (4)		(235)	(92)	43
Other reconciling items (5)		348	(18)	2
Effective income tax		(962)	848	(1,447)
Effective tax rate (ETR)		55.31%	(20.17) %	30.99%

(1)   Relates to the tax income of 2,246 million euros (including interests) recognized in 2020 following the favorable decision handed down on November 13, 2020 by the Conseil d’État on the tax dispute in respect of fiscal years 2005-2006. The impact of this tax income on the effective tax rate is (53.3) basis points. Excluding this item, the Group ETR would be 33.2% in 2020.

(2)   Reconciling item calculated based on the tax rate applicable to the parent company of the Group. The difference between the tax rate of the parent company and the local tax rate of subsidiaries is presented below in "Difference in tax rates". In 2021, the (3,702) million euros impairment loss recorded on goodwill in Spain generates a reconciling item at the Group tax rate of (1,052) million euros. Excluding this effect, the Group ETR is 17.7% in 2021.

(3)   the Group is present in jurisdictions in which tax rates are different from the French tax rate. This mainly includes the United Kingdom (tax rate of 19%) and Spain (tax rate of 25%).

(4)   Takes into account the remeasurement of the deferred tax due to change of tax rate in tax legislation, as well as the impact of the booking over the period of deferred tax at tax rates that differ from the rate applicable in the current fiscal year.

(5)   Includes in 2021 a tax income recorded resulting from the reassessment of an income tax charge booked in periods before those presented.

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10.2.2     Income tax on other comprehensive income

(in millions of euros)	2021		2020		2019
	Gross amount	Deferred tax	Gross amount	Deferred tax	Gross amount	Deferred tax
Actuarial gains and losses on post-employment benefits (1)	59	(14)	(13)	1	(62)	18
Assets at fair value	11	-	94	-	(16)	-
Cash flow hedges	317	(84)	22	(10)	144	(47)
Translation adjustment	200	-	(414)	-	78	-
Other comprehensive income of associates and joint ventures	1	-	-	-	-	-
Total presented in other comprehensive income	587	(98)	(311)	(9)	145	(29)

(1)   2019 and 2020 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.3.1).

10.2.3     Tax position in the statement of financial position

(in millions of euros)	December 31, 2021			December 31, 2020 (1)			December 31, 2019 (1)
	Assets	Liabilities	Net	Assets	Liabilities	Net	Assets	Liabilities	Net
Orange SA tax group
- Current tax	26	-	26	-	359	(359)	-	385	(385)
- Deferred tax (2)	362	-	362	327	-	327	581	-	581
Spanish tax group
- Current tax	13	-	13	12	-	12	-	32	(32)
- Deferred tax (3)	-	211	(211)	-	95	(95)	11	-	11
Africa & Middle East
- Current tax	62	328	(266)	45	228	(183)	43	212	(168)
- Deferred tax	127	93	34	103	55	48	92	55	37
United Kingdom
- Current tax	-	5	(5)	-	4	(4)	-	30	(30)
- Deferred tax (4)	-	787	(787)	-	600	(600)	1	539	(538)
Other subsidiaries
- Current tax	80	92	(12)	70	82	(12)	76	90	(14)
- Deferred tax	202	94	109	244	105	139	255	108	147
Total
- Current tax	181	425	(244)	128	673	(545)	120	748	(629)
- Deferred tax	692	1,185	(493)	674	855	(181)	940	703	238

(1)   2019 and 2020 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.3.1).

(2)   Mainly includes deferred tax assets on employee benefits.

(3)   The recognized deferred tax assets are offset by the deferred tax liabilities on the goodwill which is tax deductible.

(4)   Mainly deferred tax liabilities on the Orange brand.

Change in net current tax

(in millions of euros)	2021	2020	2019
Net current tax assets/(liabilities) in the opening balance	(545)	(629)	(636)
Cash tax payments/(reimbursements) (1)	1,028	(1,160)	1,079
Change in income statement (1)	(750)	1,245	(1,093)
Change in other comprehensive income	-	-	-
Change in retained earnings (2)	29	(2)	48
Changes in the scope of consolidation	1	(0)	(1)
Translation adjustment	(7)	4	(1)
Reclassification and other items	0	(4)	(24)
Net current tax assets/(liabilities) in the closing balance	(244)	(545)	(629)

(1)   In 2021, include disbursements and income tax expenses on gain arising from losses of sole control over Orange Concessions in France and FiberCo in Poland in the amounts of 47 million euros and 27 million euros respectively, reclassified in investing activities in the Group statement of cash flows. In 2020, include the reimbursement and tax income of 2,246 million euros in respect of the tax dispute for 2005-2006.

(2)   Mainly corresponds to the tax effect relating to the remeasurement of the portion of subordinated notes denominated in foreign currency and the tax effects of transaction costs and premium paid related to the refinancing of subordinated notes.

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Change in net deferred tax

(in millions of euros)	2021	2020 (1)	2019 (1)
Net deferred tax assets/(liabilities) in the opening balance	(181)	238	735
Change in income statement	(212)	(396)	(354)
Change in other comprehensive income	(98)	(9)	(30)
Change in retained earnings	5	-	(35)
Change in the scope of consolidation	(1)	(2)	(76)
Translation adjustment	(5)	(10)	0
Reclassification and other items	(1)	(2)	(3)
Net deferred tax assets/(liabilities) in the closing balance	(493)	(181)	238

(1)   2019 and 2020 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.3.1).

Deferred tax assets and liabilities by type

(in millions of euros)	December 31, 2021			December 31, 2020			December 31, 2019
	Assets	Liabilities	Income statement	Assets	Liabilities	Income statement	Assets	Liabilities	Income statement
Provisions for employee benefit obligations (1)	705	-	218	499	-	(154)	652	-	(169)
Fixed assets	528	1,476	(218)	552	1,275	(111)	614	1,216	(68)
Tax losses carryforward	3,958	-	37	3,887	-	8	3,895	-	8
Other temporary differences	2,673	2,960	(76)	2,690	2,821	(71)	2,812	2,858	(83)
Deferred tax	7,865	4,436	(38)	7,629	4,096	(327)	7,973	4,074	(312)
Depreciation of deferred tax assets	(3,922)	-	(174)	(3,714)	-	(69)	(3,661)	-	(41)
Netting	(3,251)	(3,251)	-	(3,241)	(3,241)	-	(3,372)	(3,372)	-
Total	692	1,185	(212)	674	855	(396)	940	703	(354)

(1)   2019 and 2020 figures have been restated of the IFRS IC agenda decision on calculation of some retirement indemnities plans (see Note 2.3.1).

At December 31, 2021, tax loss carryforwards mainly related to Spain and Belgium.

At December 31, 2021, the unrecognized deferred tax assets mainly related to Spain for 2.2 billion euros and Belgium (Belgian subsidiaries other than Orange Belgium) for 0.8 billion euros, and mostly included tax losses that can be carried forward indefinitely. In Spain, tax losses carryforwards for which a deferred tax asset has been recognized are expected to be fully utilized by 2026, unless affected by changes in tax rules and changes in business projections. The deferred tax assets recognized for Spain amounted to 0.4 billion euros at December 31, 2021.

Most of the other tax losses carryforwards for which no deferred tax assets have been recognized will expire beyond 2026.

10.3      Developments in tax disputes and audits

Developments in tax disputes and audits in France

Tax audits

Orange SA was the subject of tax audits for the years 2017 and 2018 for which amending proposals were issued in 2021 for a total amount of approximately 430 million euros (default penalties and interest included). These adjustments mainly relate to the calculation of VAT on digital offerings, tax on electronic communications services on the same digital offerings, research tax credit, tax on television services, a portion of trademark fees paid by Orange SA to the British company Orange Brand Services Ltd for reasons similar to the adjustments notified during the previous audits and the reconsideration of previous tax loss carryforwards used for fiscal years 2017 and 2018.

All of these adjustments are contested by Orange SA. In accordance with its accounting policies, the Group makes a best estimate of the risk of these adjustments based on the technical merits of the positions defended.

Orange SA was subject to a tax audit covering fiscal years 2015 and 2016. An amending proposal was issued in 2019 covering the calculation of trademark fees paid by Orange SA to the British company Orange Brand Services Ltd and deducted from its taxable income. The administration questions the inclusion of revenue from the roaming contract with Free and revenue from the fixed PSTN business. This rectification request is contested by Orange SA, which has requested the opening of out-of-court proceedings and arbitration between the French and British tax authorities. The additional tax charge would effectively result in double taxation that would fail to comply with the provisions of the Franco-British tax agreement and the European arbitration agreement.

Tax disputes

There were no major developments in other tax disputes over the period.

Developments in tax disputes and audits in Spain

In the same way as other telecom operators, the Group regularly deals with disagreements concerning the taxation of its network in various countries.

Orange in Spain is involved in various tax disputes related to local taxes on mobile and fixed services:

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−    regarding mobile services, in May 2016, the Supreme Court of Spain considered admissible some terms and conditions of taxation, based on the value of the use. Since then, some municipalities sent out tax bills in accordance with such Supreme Court sentence. Orange continues to challenge the amount of the tax base, especially in Madrid, despite it was reduced by the municipality due to an error of the latter in the calculation of the tax base;

−    regarding fixed services, in January 2021, the Court of Justice of the European Union (CJUE), in response to an interpretative question raised, has ruled on the 1.5% charge on fixed retail services. Since then, Orange Espagne has paid this tax when it is imposed by the municipalities. The application of this charge to fixed wholesale services is contested by Orange. At this stage, Orange estimates that the decision of the CJUE does not lead to a modification of its accounting position.

Developments in tax disputes and audits in the rest of the Group

There were no major developments in other tax disputes and audits in the rest of the Group over the period.

Accounting policies

Current income tax and deferred tax are measured by the Group at the amount expected to be paid or recovered from the tax authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates the tax assets and liabilities recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

Deferred taxes are recognized for all temporary differences between the carrying values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, interests in joint ventures and associates, except to the extent that both of the following conditions are satisfied:

−    the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

−    it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by the Group.

Deferred tax assets and liabilities are not discounted.

At each period end, the Group reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax losses carryforwards. The recoverability of the deferred tax assets is assessed in the light of the business plans used for impairment testing. This plan may be adjusted for any tax specificities.

Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company/tax consolidation group concerned, and particularly where:

−    entities cannot assess the probability of the tax loss carryforwards being set off against future taxable profits, due to the horizon for forecasts based on business plans used for impairment testing and uncertainties as to the economic environment;

−    entities have not yet begun to use the tax loss carryforwards;

−    entities do not expect to use the losses within the timeframe allowed by tax regulations;

−    it is estimated that tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

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Note 11     Interests in associates and joint ventures

11.1      Change in associates and joint ventures

The table below shows the value of the main interests in associates and joint ventures:

(in millions of euros) Company	Main activity	Main co- shareholders	% interest	December 31, 2021	December 31, 2020	December 31, 2019
Entities jointly controlled
Orange Concessions and its subsidiaries	Operation/maintenance related to Public Initiative Networks	Consortium HIN (50%)	50%	1,049	-	-
Swiatlowod Inwestycje Sp. z o.o. (FiberCo in Poland)	Construction/operation in Poland	APG Group (50%)	50%	298	-	-
Mauritius Telecom	Telecommunications operator in Mauritius	Mauritius government (34%)	40%	65	70	83
Other				10	10	5
Entities under significant influence
Orange Tunisie	Telecommunications operator in Tunisia	Investec (51%)	49%	2	-	-
Savoie connectée	Fiber infrastructure operator	Covage (70%)	30%	7	5	-
IRISnet	Telecommunications operator in Belgium	MRBC (54%)	22%	6	5	5
Odyssey Music Group (Deezer)	Streaming platform	AI European Holdings SARL (45%)	11%	-	5	7
Other				3	2	3
Total				1,440	98	103

The change in interests in associates and joint ventures is as follows:

(in millions of euros)	2021	2020	2019
Interests in associates - in the opening balance	98	103	104
Dividends	(3)	(4)	(2)
Share of profits (losses)	3	(2)	8
Impairment	-	(0)	(0)
Change in components of other comprehensive income	3	-	-
Changes in the scope of consolidation (1)	1,345	0	2
Translation adjustment	(4)	(12)	(4)
Reclassifications and other items	(3)	13	(5)
Interests in associates - in the closing balance	1,440	98	103

(1)   Changes in the scope of consolidation mainly relate to Orange Concessions and Swiatlowod Inwestycje Sp. z o.o. (FiberCo in Poland) as described in Note 3.2.

The main operations between the Group and associates and joint ventures are presented in Note 12.

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11.2      Main figures of associates and joint ventures

The main figures relating to Orange Concessions and Swiatlowod Inwestycje Sp. z o.o. (FiberCo in Poland) are as follows (figures presented at 100% from financial statements):

(in millions of euros)	December 31, 2021
	Orange Concessions	Swiatlowod Inwestycje Sp. z o.o.
Assets (1)
Non-current assets	3,029	168
Current assets	519	171
Total assets	3,548	339
Liabilities (2)
Shareholder’s equity	1,991	257
Non-current liabilities	1,054	45
Current liabilities	502	36
Total equity and liabilities	3,548	339
Income statement
Revenue	112	7
Operating income	(16)	(3)
Finance costs, net	(5)	16
Net income	(14)	10

(1)   The assets are recognized by Orange Concessions in accordance with the provisions of IFRIC 12 "Service Concession Arrangements.".

(2)   Orange Concessions has contracted bank loans during the period to finance the activity.

11.3      Contractual commitments on interests in associates and joint ventures

Commitments related to Public Initiative Networks

As part of the deployment of the High and Very High Speed network in France, the Group entered into contracts via Public Initiative Networks (mainly public service delegation and public-private partnership contracts as well as public design, construction, operation and maintenance contracts). On November 3, 2021, the Orange group sold 50% of the capital in Orange Concessions to the consortium comprising La Banque des Territoires (Caisse des dépôts), CNP Assurances and EDF resulting in the loss of Orange’s sole control over this entity and its subsidiaries. The Orange Concessions group is now jointly controlled with the consortium and is consolidated in the accounts of the Orange group under the equity method. The Group continues to have obligations under network construction, concession and operation contracts in proportion to its shareholding, resulting in a significant decrease in off-balance sheet commitments which now amount to 1,980 million euros at December 31, 2021, versus 4,423 million euros at December 31, 2020.

The recoverable amount of interests in associates and joint ventures is based on the fair value of recent transactions.

Accounting policies

The carrying amount accounted for under the equity method corresponds to the initial acquisition cost increased by the share of profit or loss in the period. If an associate incurs losses and the carrying amount of the investment is reduced to zero, the Group ceases to recognize the additional share of losses since it has no commitment beyond its investment.

An impairment test is performed at least annually and when there is objective evidence of impairment, for instance a decrease in the quoted price when the investee is listed, significant financial difficulty of the entity, observable data indicating that there is a measurable decrease in the estimated future cash flows, or information about significant changes having an adverse effect on the entity.

An impairment loss is recorded when the recoverable amount is lower than the carrying amount, the recoverable amount being the higher of the value in use and the fair value less costs to sell. The unit of account is the whole investment. Any impairment is recognized as "Share of profits (losses) of associates and joint ventures". Impairment losses shall be reversed once the recoverable amount exceeds the carrying amount.

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Note 12     Related party transactions

Transactions with the French State and affiliated bodies

The French State, either directly or through Bpifrance Participations, is one of the main shareholders of Orange SA.

The communication services provided to the French State are done so as part of a competitive process held for each service according to the nature of the service. They have no material impact on consolidated revenues.

Orange does not purchase goods or services from the French State (either directly or via Bpifrance Participations), except the use of spectrum resources. These resources are allocated after a competitive process.

Transactions with the main associates and joint ventures

The main operations between the Group and the interests in associates and joint ventures are reflected as follow in Orange’s consolidated financial statements:

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Assets
Non-current financial assets	43	9	-
Trade receivables	417	39	37
o/w Orange Concessions (1)	372	-	-
Current financial assets	12	5	2
Other current assets	52	-	1
Liabilities
Current financial liabilities	0	0	-
Trade payables	14	5	10
Other current liabilities	1	0	0
Customer contract liabilities	153	3	0
o/w Swiatlowod Inwestycje Sp.z o.o. (2)	151	-	-
Income statement
Revenue	139	14	10
o/w Orange Concessions	124	-	-
Operating income	135	(7)	7
Finance costs, net	1	0	1
Net income	129	(7)	8

(1)   Operations between the Group and Orange Concessions mainly comprise receivables of Orange SA towards Orange Concessions in relation with fiber deployment and maintenance activities operated by the Group.

(2)   Customer contract liabilities correspond mainly to the recognition of deferred income by Orange Polska in connection with the prepayment of services provided to FiberCo.

Accounting policies

Orange group’s related parties are listed below:

−    the Group’s key management personnel and their families (see Note 6.4);

−    the French State, and its departments in Bpifrance Participations and central State departments (see Notes 10 and 15);

−    associates, joint ventures and companies in which the Group holds a significant stake (see Note 11).

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Note 13     Financial assets, liabilities and financial results (telecom activities)

13.1      Financial assets and liabilities of telecom activities

In order to improve the readability of financial statements and to be able to distinguish the performance of telecom activities from the performance of the Mobile Financial Services activities, the notes related to financial assets and liabilities as well as financial income or expenses are split to respect these two business areas.

Note 13 presents the financial assets, liabilities and related gains and losses specific to telecom activities and Note 17 concerns the activities of Mobile Financial Services with regard to its assets and liabilities, with net financial income being not material.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Mobile Financial Services activities are not eliminated) with the consolidated statement of financial position at December 31, 2021.

(in millions of euros)	Orange consolidated financial statements	o/w telecom activities	Note	o/w Mobile Finance Services	Note	o/w eliminations telecom activities/mobile finance services
Non-current financial assets related to Mobile Financial Services activities	900	-		900	17.1.1	-
Non-current financial assets	950	977	13.7	-		(27) (1)
Non-current derivatives assets	683	682	13.8	0	17.1.3	-
Current financial assets related to Mobile Finance Services activities	2,381	-		2,385	17.1.1	(4)
Current financial assets	2,313	2,313	13.7	-		-
Current derivatives assets	7	7	13.8	-	17.1.3	-
Cash and cash equivalents	8,621	8,188	14.3	433		-
Non-current financial liabilities related to Mobile Financial Services activities	-	-		28	17.1.2	(27) (1)
Non-current financial liabilities	31,922	31,922	13.3	-		-
Non-current derivatives liabilities	220	161	13.8	59	17.1.3	-
Current financial liabilities related to Mobile Financial Services activities	3,161	-		3,161	17.1.2	-
Current financial liabilities	3,421	3,426	13.3	-		(4)
Current derivatives liabilities	124	124	13.8	-	17.1.3	-

(1)   Loan granted by Orange SA to Orange Bank.

13.2      Profits and losses related to financial assets and liabilities

The cost of net financial debt consists of gains and losses related to the components of net financial debt (described in Note 13.3) for the period.

Foreign exchange gains and losses related to the components of net financial debt correspond mainly to the revaluation in euros of bonds denominated in foreign currencies (Note 13.5) as well as to the symmetrical revaluation of associated hedges as defined by IFRS 9.

Foreign exchange financial income (loss) is mainly due to revaluation of the trading derivatives held as economic hedges on notional amounts of subordinated notes denominated in pounds sterling and recognized in equity at their historical value (see Note 15.4).

Other net financial expenses mainly comprise interest on lease liabilities for (120) million euros in 2021, (120) million euros in 2020 and (129) million euros in 2019 (see Note 9.2) and the effects resulting from the Group’s stake in BT corresponding to the impairment loss, net of the impact from the foreign exchange risk hedge and of the dividends of (119) million euros in 2019.

Finally, other comprehensive income includes the revaluation of financial assets at fair value through other comprehensive income (Note 13.7) and cash flow hedges (Note 13.8.2).

Other gains and losses related to financial assets and liabilities are recognized in the operating income (foreign exchange gains and losses on trade receivables, trade payables and the associated derivative hedges) for (19) million euros in 2021, versus 16 million euros in 2020 and (7) million euros in 2019.

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(in millions of euros)	Finance costs, net						Other comprehensive income
	Cost of gross financial debt (1)	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses (2)	Finance costs, net	Reserves
2021
Financial assets	-	(3)	(3)	47	75		11
Financial liabilities	(1,018)	-	(1,018)	(637)	(0)		-
Lease liabilities	-	-	-	-	(120)		-
Derivatives	188	-	188	655	0		322 (3)
Discounting expense	-	-	-	-	31		-
Total	(830)	(3)	(833)	65	(14)	(782)	332
2020
Financial assets	-	(1)	(1)	(151)	39		94
Financial liabilities	(1,152)	-	(1,152)	623	-		-
Lease liabilities	-	-	-	-	(120)		-
Derivatives	52	-	52	(576)	0		22
Discounting expense	-	-	-	-	(29)		-
Total	(1,100)	(1)	(1,102)	(103)	(110)	(1,314)	116
2019
Financial assets	-	5	5	31	(65)		(25)
Financial liabilities	(1,255)	-	(1,255)	(351)	-		-
Lease liabilities	-	-	-	-	(129)		-
Derivatives	146	-	146	397	-		144
Discounting expense	-	-	-	-	(39)		-
Total	(1,109)	5	(1,104)	76	(233)	(1,261)	119

(1)   Includes interests on debt relating to financed assets for (1) million euros in 2021, 2020 and 2019.

(2)   Includes interest on lease liabilities in the amount of (120) million euros in 2021, (120) million euros in 2020 and (129) million euros in 2019 and the effects resulting from BT stake for (119) million euros in 2019.

(3)   Includes the amount of retained earnings in other comprehensive income in respect of derivatives held by associates and joint ventures amounting to 5 million euros in 2021.

13.3      Net financial debt

The definition of the net financial debt excludes the lease liabilities included in the scope of IFRS 16 (see Note 9.2) and includes the debts relating to financed assets.

Net financial debt is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly entitled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of all the Group’s assets and liabilities.

Net financial debt as defined and used by Orange does not take into account Mobile Financial Services activities, for which this concept is not relevant.

It consists of (a) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), less (b) cash collateral paid, cash, cash equivalents and financial assets at fair value.

Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge in particular items that are not included therein, such as future cash flows. As a result, the portion relating to these unmatured hedging instruments recorded in other comprehensive income is added to gross financial debt to offset this temporary difference.

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(in millions of euros)	Note	December 31, 2021	December 31, 2020	December 31, 2019
TDIRA	13.4	636	636	822
Bonds	13.5	29,010	29,848	30,893
Bank loans and from development organizations and multilateral lending institutions	13.6	3,206	3,671	4,013
Debt relating to financed assets		245	295	125
Cash collateral received	14.5	389	31	261
NEU Commercial Paper (1)		1,457	555	158
Bank overdrafts		342	154	203
Other financial liabilities		64	70	602
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt		35,348	35,260	37,076
Current and non-current Derivatives (liabilities)	13.8	285	804	436
Current and non-current Derivatives (assets)	13.8	(689)	(294)	(573)
Other comprehensive income components related to unmatured hedging instruments	13.8	(192)	(541)	(542)
Gross financial debt after derivatives (a)		34,751	35,229	36,397
Cash collateral paid (2)	14.5	(27)	(642)	(123)
Investments at fair value (3)	14.3	(2,266)	(3,206)	(4,696)
Cash equivalents	14.3	(5,479)	(5,140)	(3,651)
Cash		(2,709)	(2,751)	(2,462)
Assets included in the calculation of net financial debt (b)		(10,481)	(11,740)	(10,931)
Net financial debt (a) + (b)		24,269	23,489	25,466

(1)   Negotiable European Commercial Paper (formerly called "commercial paper").

(2)   Only cash collateral paid, included in non-current financial assets of the consolidated statement of financial position, are deducted from gross financial debt.

(3)   Only investments at fair value, included in current financial assets of the consolidated statement of financial position, are deducted from gross financial debt (Note 14.3).

Net financial debt is mostly carried by the Group’s parent company, Orange SA, in the amount of 24,215 million euros, representing over 99.7% of the Group’s net financial debt.

Debt maturity schedules are presented in Note 14.3.

Changes in financial assets or financial liabilities whose cash flows are disclosed in financing activities in the cash flow statement are the following (see Note 1.8):

(in millions of euros)	December 31, 2020	Cash flows	Other changes with no impact on cash flows			December 31, 2021
			Changes in the scope of consolidation	Foreign exchange movement	Other
TDIRA	636	-	-	-	(0)	636
Bonds	29,848	(1,385)	-	599	(52) (1)	29,010
Bank loans and from development organizations and multilateral lending institutions	3,671	(496)	0	27	3	3,206
Debt relating to financed assets	295	(80)	-	-	30	245
Cash collateral received	31	358	-	-	0	389
NEU Commercial Paper	555	903	-	-	(1)	1,457
Bank overdrafts	154	173	-	15	-	342
Other financial liabilities	70	(136)	(41)	3	168	64
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	35,260	(663)	(41)	644	148	35,348
Net derivatives	510	201	-	(457)	(659)	(405)
Cash collateral paid	(642)	615	-	0	-	(27)
Cash flows from financing activities		153

(1)   Mainly corresponding to changes in accrued interests not yet due.

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(in millions of euros)	December 31, 2019	Cash flows	Other changes with no impact on cash flows			December 31, 2020
			Changes in the scope of consolidation	Foreign exchange movement	Other
TDIRA	822	(185)	-	-	(1)	636
Bonds	30,893	(389)	-	(624)	(31) (1)	29,848
Bank loans and from development organizations and multilateral lending institutions	4,013	(322)	-	(25)	5	3,671
Debt relating to financed assets	125	(60)	-	-	231	295
Cash collateral received	261	(230)	-	-	(0)	31
NEU Commercial Paper	158	397	-	-	(0)	555
Bank overdrafts	203	(37)	(0)	(12)	-	154
Other financial liabilities	602	(484)	-	(2)	(46)	70
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	37,076	(1,311)	(0)	(663)	157	35,260
Net derivatives	(138)	37	-	641	(29)	510
Cash collateral paid	(123)	(519)	-	0	-	(642)
Cash flows from financing activities		(1,793)

(1)   Mainly corresponding to changes in accrued interests not yet due.

(in millions of euros)	December 31, 2018	Cash flows	Other changes with no impact on cash flows			December 31, 2019
			Changes in the scope of consolidation	Foreign exchange movement	Other
TDIRA	822	-	-	-	-	822
Bonds	27,070	3,391	148	346	(63) (1)	30,893
Bank loans and from development organizations and multilateral lending institutions	3,664	335	(30)	36	8	4,013
Finance lease liabilities	584	-	-	-	(584)	-
Debt relating to financed assets	-	(17)	-	-	143	125
Cash collateral received	82	179	-	-	(0)	261
NEU Commercial Paper	1,116	(958)	-	-	(1)	158
Bank overdrafts	318	(123)	(4)	5	7	203
Other financial liabilities	363	(10)	9	10	229	602
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	34,019	2,797	123	398	(261)	37,076
Net derivatives	460	26	(2)	(376)	(246)	(138)
Cash collateral paid	(555)	430	-	(0)	-	(123)
Cash flows from financing activities		3,253

(1)   Mainly corresponding to changes in accrued interests not yet due.

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Net financial debt by currency

The net financial debt by currency is presented in the table below, after foreign exchange effects of hedging derivatives (excluding instruments set up to hedge operational items).

(equivalent value in millions of euros at year-end closing rate)	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other	Total
Gross financial debt after derivatives	25,267	3,786	3,034	7	261	151	401	1,845	34,751
Financial assets included in the calculation of net financial debt	(9,049)	(140)	(33)	(63)	(106)	(58)	-	(1,032)	(10,481)
Net debt by currency before effect of foreign exchange derivatives (1)	16,218	3,646	3,001	(56)	155	92	401	813	24,269
Effect of foreign exchange derivatives	7,233	(3,861)	(3,564)	871	-	-	-	(678)	-
Net financial debt by currency after effect of foreign exchange derivatives	23,451	(215)	(564)	815	155	92	401	135	24,269

(1)   Including the market value of derivatives in local currency.

Accounting policies

Cash and cash equivalents

The Group classifies investments as cash equivalents in the statement of financial position and statement of cash flows when they comply with the conditions of IAS 7 (see cash management detailed in Notes 14.3 and 14.5):

−    held in order to face short-term cash commitments; and

−    short-term and highly liquid assets at acquisition date, readily convertible into known amount of cash and not exposed to any material risk of change in value.

Bonds, bank loans and loans from multilateral lending institutions

Among financial liabilities, only commitments to redeem non-controlling interests are recognized at fair value in profit or loss.

Borrowings are recognized upon origination at the discounted value of the sums to be paid and subsequently measured at amortized cost using the effective interest method. Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s book value. The costs are subsequently amortized over the life of the liability, using the effective interest rate method.

Some financial liabilities at amortized cost, mainly borrowings, are subject to hedging. This relates mostly to borrowings hedged against the exposure of their future cash flows to foreign exchange risk (cash flow hedge).

13.4      TDIRA

The perpetual bonds redeemable for shares ("TDIRAs") with a par value of 14,100 euros are listed on Euronext Paris. Their issuance was described in a securities note approved by the Commission des Opérations de Bourse (French Securities Regulator, renamed Autorité des marchés financiers (French Financial Markets Authority)) on February 24, 2003. At December 31, 2021, taking into account redemptions made since their issuance, 44,880 TDIRAs remain outstanding for a total par value of 633 million euros.

The TDIRAs are redeemable in new Orange SA shares, at any time at the holders’ request or, under certain conditions as described in the appropriate prospectus, at Orange SA’s initiative based on a ratio of 607.027 shares to one TDIRA (i.e., conversion price of 23.228 euros), as the initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders’ rights, and may be further adjusted under the terms and conditions set out in the information memorandum.

Since January 1, 2010, the interest rate on the TDIRAs has been the three-month Euribor +2.5%.

The TDIRA are subject to split accounting between equity and liabilities. For the securities outstanding at December 31, 2021, the "equity" component before deferred tax stood at 152 million euros.

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Number of securities	44,880	44,880	57,981
Equity component before deferred taxes	152	152	196
Debt component	636	636	822
o/w accrued interests not yet due	3	3	4
Paid interest	13	14	18

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Accounting policies

Some Group financial instruments include both a liability component and an equity component. This relates to perpetual bonds redeemable for shares (TDIRAs). On initial recognition, the liability component is measured at its market value, corresponding to the value of the contractually determined future cash flows discounted at the market rate applied at the date of issue to comparable instruments providing substantially the same conditions, but without the option to convert or redeem in shares. This liability component is subsequently recognized at amortized cost.

The book value of the equity component is determined at inception by deducting the fair value of the financial liability from the notional value of the instrument. This does not change throughout the life of the instrument.

13.5      Bonds

In 2021, the Group carried out the following bond issues:

Notional currency	Initial nominal amount (in millions of currency)	Maturity	Interest rate (%)	Issuer	Type of operations	Amounts (in millions of euros)
EUR	35	January 15, 2022	0.500	Orange SA	Re-Issuance	35
EUR	700	June 29, 2026	0.000	Orange SA	Issuance	700
EUR	800	June 29, 2034	0.750	Orange SA	Issuance	800
EUR	1,000	December 16, 2033	0.625	Orange SA	Issuance	1,000
Total of issuances						2,535
EUR	1,250	January, 14, 2021	3.875	Orange SA	Repayment at maturity	(1,250)
GBP	517	June 27, 2021	0.375	Orange SA	Repayment at maturity	(602)
USD	1,000	September, 14 2021	4.125	Orange SA	Early repayment	(851) (1)
EUR	255	October, 13 2021	10Y CMS + 0.69	Orange SA	Repayment at maturity	(255)
EUR	272	December 21, 2021	10Y TEC + 0.50	Orange SA	Repayment at maturity	(272)
EUR	650	January 15, 2022	0.500	Orange SA	Early repayment	(650)
MAD	1,090	December 18, 2025	3.970	Médi Telecom	Regular annual basis repayment	(15)
MAD	720	December 18, 2025	1Y BDT + 1.00	Médi Telecom	Regular annual basis repayment	(10)
MAD	1,002	December 10, 2026	3.400	Médi Telecom	Regular annual basis repayment	(14)
MAD	788	December 10, 2026	1Y BDT + 0.85	Médi Telecom	Regular annual basis repayment	(11)
Total of repayments						(3,929)

(1)   The early redemption of the bond with an initial maturity of September 2021 was carried out on April 1, 2021.

The Group issued bonds exchangeable for BT securities for a notional amount of 517 million pounds sterling (i.e. 585 million euros at the ECB daily reference rate) bearing a coupon of 0.375% and having as underlying 133 million BT shares. The Bonds matured in June 2021 and were redeemable on demand by investors since August 7, 2017, in cash, BT securities or a combination of the two, at Orange’s choice. The Group redeemed the exchangeable bonds at maturity for 602 million euros. Under IFRS, this operation was split between a financial liability at amortized cost and a derivative instrument (sale of call option) revalued at fair value through profit or loss. In the first half of 2019, Orange purchased call options with the same characteristics as the sale of call options included in the bonds exchangeable for BT securities. The purchase of calls offsets the sale of the initial call options, so the Group is no longer exposed to any change in value of BT securities linked to the bonds exchangeable for BT shares.

Unmatured bonds at December 31, 2021, presented below, were all issued by Orange SA, with the exception of two obligations (each with a fixed-rate tranche and a variable-rate tranche) denominated in Moroccan dirhams held by Médi Telecom and one bond in CFA francs issued by Sonatel.

With the exception of the commitments made by Médi Telecom, which are redeemable on a regular annual basis, at December 31,2021, the bonds issued by the Group were redeemable at maturity. No specific guarantee had been given in relation to their issuance. Some bonds may be redeemed in advance, at the request of the issuer.

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Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Interest rate (%)	Outstanding amount (in millions of euros)
				December 31, 2021	December 31, 2020	December 31, 2019
Bonds matured before December 31, 2021				-	3,782	6,405
EUR	500	September 16, 2022	3.375	500	500	500
EUR	500	March 1, 2023	2.500	500	500	500
EUR	750	September 11, 2023	0.750	750	750	750
HKD	700	October 6, 2023	3.230	79	74	80
HKD	410	December 22, 2023	3.550	46	43	47
EUR	650	January 9, 2024	3.125	650	650	650
EUR	1,250	July 15, 2024	1.125	1,250	1,250	1,250
EUR	750	May 12, 2025	1.000	750	750	750
EUR	800	September 12, 2025	1.000	800	800	800
NOK	500	September 17, 2025	3.350	50	48	51
CHF	400	November 24, 2025	0.200	387	370	369
GBP	350	December 5, 2025	5.250	312	292	308
MAD (1)	1,090	December 18, 2025	3.970	59	72	87
MAD (1)	720	December 18, 2025	1Y BDT + 1.00	39	47	57
EUR	700	June 29, 2026	0.000	700	-	-
EUR	750	September 4, 2026	0.000	750	750	750
EUR	75	November 30, 2026	4.125	75	75	75
MAD (1)	1,002	December 10, 2026	3.400	68	79	93
MAD (1)	788	December 10, 2026	1Y BDT + 0.85	54	62	73
EUR	750	February 3, 2027	0.875	750	750	750
EUR	750	July 7, 2027	1.250	750	750	-
XOF	100,000	July 15, 2027	6.500	152	152	-
EUR	500	September 9, 2027	1.500	500	500	500
EUR	1,000	March 20, 2028	1.375	1,000	1,000	1,000
EUR	50	April 11, 2028	3.220	50	50	50
NOK	800	July 24, 2028	2.955	80	76	81
GBP	500	November 20, 2028	8.125	595	556	588
EUR	1,250	January 15, 2029	2.000	1,250	1,250	1,250
EUR	150	April 11, 2029	3.300	150	150	150
CHF	100	June 22, 2029	0.625	97	93	92
EUR	500	September 16, 2029	0.125	500	500	-
EUR	1,000	January 16, 2030	1.375	1,000	1,000	1,000
EUR	1,200	September 12, 2030	1.875	1,200	1,200	1,200
EUR	105	September 17, 2030	2.600	105	105	105
EUR	100	November 6, 2030	0.091 (2)	100	100	100
USD	2,500	March 1, 2031	9.000 (3)	2,173	2,006	2,191
EUR	300	May 29, 2031	1.342	300	300	300
EUR	50	December 5, 2031	4.300 (zero coupon)	75	72	69
EUR	50	December 8, 2031	4.350 (zero coupon)	77	73	70

(1)   Bonds issued by Médi Telecom. Bonds bearing 1Y BDT rate corresponds to 52 weeks Moroccan treasury bonds rate (recalculated once a year).

(2)   Bond bearing interest at a fixed rate of 2% until 2017 and then at CMS 10 years x 166% fixed annually (0.327% until November 2022), but the variable rate is floored at 0% and capped at 4% until 2023 and at 5% beyond.

(3)   Bond with a Step-up clause (clause that triggers a change in interest payments of Orange’s credit rating from the rating agencies changes, see Note 14.3).

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Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Interest rate (%)	Outstanding amount (in millions of euros)
				December 31, 2021	December 31, 2020	December 31, 2019
EUR	50	January 5, 2032	4.450 (zero coupon)	74	71	68
GBP	750	January 15, 2032	3.250	893	834	882
EUR	750	April 7, 2032	1.625	750	750	-
EUR	1,000	September 4, 2032	0.500	1,000	1,000	1,000
EUR	1,500	January 28, 2033	8.125	1,500	1,500	1,500
EUR	55	September 30, 2033	3.750	55	55	55
EUR	1,000	December 16, 2033	0.625	1,000	-	-
GBP	500	January 23, 2034	5.625	595	556	588
HKD	939	June 12, 2034	3.070	106	99	107
EUR	300	July 11, 2034	1.200	300	300	300
EUR	800	June 29, 2034	0.750	800	-	-
EUR	50	April 16, 2038	3.500	50	50	50
USD	900	January 13, 2042	5.375	795	733	801
USD	850	February 6, 2044	5.500	750	693	757
EUR	750	September 4, 2049	1.375	750	750	750
GBP	500	November 22, 2050	5.375	595	556	588
Outstanding amount of bonds				28,737	29,524	30,537
Accrued interest				445	487	532
Amortized cost				(172)	(163)	(176)
Total				29,010	29,848	30,893

13.6      Loans from development organizations and multilateral lending institutions

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Sonatel	244	292	380
Orange Mali	207	227	203
Médi Telecom	167	220	282
Orange Côte d’Ivoire	140	172	237
Orange Egypt	137	163	213
Orange Cameroon	78	111	82
Orange Jordanie	49	61	77
Orange Burkina Faso	42	56	46
Other	41	81	104
Bank loans	1,105	1,384	1,625
Orange SA (1)	2,101	2,288	2,356
Orange Espagne	-	-	33
Loans from development organizations and multilateral lending institutions (2)	2,101	2,288	2,389
Total	3,206	3,671	4,013

(1)   In 2021, Orange SA repaid at maturity a loan of 190 million euros. In 2020, Orange SA had repaid at maturity a loan of 400 million euros and negotiated a new loan of 350 million euros, maturing in 2027. In 2019, Orange SA had taken out a loan for 350 million euros maturing in 2026.

(2)   Entirely the European Investment Bank.

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13.7      Financial assets

The financial assets break down as follows:

(in millions of euros)	December 31, 2021			December 31, 2020	December 31, 2019
	Non-current	Current	Total	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	431	-	431	431	277
Investments securities	431	-	431	431	277
Financial assets at fair value through profit or loss	230	2,266	2,496	3,990	4,953
Investments at fair value (1)	-	2,266	2,266	3,206	4,696
Investments securities	203	-	203	141	133
Cash collateral paid (2)	27	-	27	642	123
Financial assets at amortized cost	317	47	363	382	772
Receivables related to investments (3)	82	23	105	55	70
Other	234	24	258	327	702
Total financial assets	977	2,313	3,290	4,803	6,001

(1)   NEU Commercial paper and bonds only (see Note 14.3).

(2)   See Note 14.5.

(3)   Including loan from Orange SA to Orange Bank for 27 million euros.

Investment securities

Investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss

(in millions of euros)	2021	2020	2019
Investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss - in the opening balance	431	277	254
Acquisitions	85	81	52
Changes in fair value	11	94	(25)
Sales	(95)	(20)	(2)
Other movements	0	(2)	(2)
Investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss - in the closing balance	432	431	277

Investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss include numerous shares in companies held by investment funds.

Investment securities measured at fair value through profit or loss

(in millions of euros)	2021	2020	2019
Investment securities measured at fair value through profit or loss - in the opening balance	141	133	805
Changes in fair value	34	8	17
Sale of BT shares	-	-	(659)
Other movements	27	(0)	(29)
Investment securities measured at fair value through profit or loss - in the closing balance	203	141	133

BT shares

On January 29, 2016, following the disposal of EE, Orange received 4% of the share capital of BT Group Plc (BT), i.e. approximately 399 million shares for the equivalent of 2,462 million euros.

In 2017, the Orange group sold 1.3% of the share capital of BT for a net amount of 433 million euros with a fair value of 570 million euros at December 31, 2016.

In 2018, the Orange group sold 0.2% of the share capital of BT for a net amount of 53 million euros with a fair value of 55 million euros at December 31, 2017.

On June 28, 2019, the Group sold its residual stake of 2.49% in the share capital of BT, i.e. a net amount of 543 million euros. At December 31, 2018 the fair value of these securities amounted to 659 million euros. The impact on the income statement in 2019 amounted to (119) million euros.

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Accounting policies

Financial assets

−    Financial assets at fair value through profit or loss (FVR)

Certain equity securities which are not consolidated or equity-accounted and cash investments such as negotiable debt securities, deposits and mutual funds (UCITS), which are compliant with the Group’s liquidity risk management policy, may be designated by Orange as being recognized at fair value through profit or loss. These assets are recognized at fair value at inception and subsequently. All changes in fair value are recorded in net financial expenses.

−    Financial assets at fair value through other comprehensive income that may not be reclassified to profit or loss (FVOCI)

Equity securities which are not consolidated or equity-accounted are, subject to exceptions, recognized as assets at fair value through other comprehensive income that may not be reclassified to profit or loss. They are recognized at fair value at inception and subsequently. Temporary changes in value and gains (losses) on disposals are recorded in other comprehensive income that may not be reclassified to profit/loss.

−    Financial assets at amortized cost (AC)

This category mainly includes loans and receivables. These instruments are recognized at fair value at inception and are subsequently measured at amortized cost using the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each reporting period. An impairment loss is recognized in the income statement when impairment tests demonstrate that the financial asset book value is higher than its recoverable amount. For these financial assets, the provisioning system also covers expected losses according to IFRS 9.

13.8      Derivatives instruments

13.8.1     Market value of derivatives

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Hedging derivatives	484	(311)	324
Cash flow hedge derivatives	484	(311)	328
Fair value hedge derivatives	-	(0)	(4)
Derivatives held for trading (1)	(79)	(199)	(187)
Net derivatives (2)	405	(510)	138

(1)   Mainly due to the foreign exchange effects of the economic hedges against the revaluation of subordinated notes denominated in pounds sterling (equity instruments recognized at their historical value (see Note 15.4) for (165) million euros in 2021, (210) million euros in 2020 and (136) million euros in 2019.

(2)   Of which foreign exchange effects of the cross currency swaps (classified as hedging or held for trading) hedging foreign exchange risk on gross debt notional for 657 million euros in 2021, 251 million euros in 2020 and 822 million euros in 2019. The foreign exchange effect of the cross currency swaps is the difference between the notional converted at the closing rate and the notional converted at the opening rate (or at the trading day spot rate in case of new instrument).

The risks hedged by these derivative instruments are described in Note 14. These derivatives are associated with cash-collateral agreements, the effects of which are described in Note 14.5.

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Accounting policies

Derivative instruments are measured at fair value in the statement of financial position and presented according to their maturity date, regardless of whether they qualify for hedge accounting under IFRS 9 (hedging instruments versus trading instruments).

Derivatives are classified as a separate line item in the statement of financial position.

Trading derivatives are non-qualified economic hedges. Changes in the value of these instruments are recognized directly in profit and loss.

Hedge accounting is applicable when:

−    at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

−    the effectiveness of the hedge is demonstrated at inception and it is expected to continue in subsequent periods: i.e. at inception and throughout its duration, the company expects changes in the fair value of the hedged element to be almost fully offset by changes in the fair value of the hedged instrument.

There are three types of hedge accounting:

−    the fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and which could affect profit or loss. The hedged portion of these items is re-measured at fair value in the statement of financial position. Change in this fair value is booked in the income statement and offset by symmetrical changes in the fair value hedging of financial hedging instruments up to the limit of the hedge effectiveness;

−    the cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and which could affect profit or loss. As the hedged item is not recognized in the statement of financial position, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income. It is reclassified in profit or loss when the hedged item (financial asset or liability) affects the profit or loss or in the initial cost of the hedged item when it relates to the hedge of a non-financial asset acquisition cost;

−    the net investment hedge is a hedge of the exposure to changes in values attributable to exchange risk of a net investment in a foreign operation, and could affect profit or loss on the disposal of the foreign operation. The effective portion of the net investment hedge is recorded in other comprehensive income. It is reclassified in profit or loss upon the disposal of the net investment.

For transactions qualified as fair value hedges and economic hedges, the foreign exchange impact of changes in the fair value of derivatives is booked in operating income when the underlying hedged item results from operational transactions and in net finance costs when the underlying hedged item is a financial asset or liability.

Hedge accounting can be terminated when the hedged item is no longer recognized, i.e. when the Group revokes the designation of the hedging relationship or when the hedging instrument is terminated or exercised. The accounting consequences are as follows:

−    fair value hedge: at the hedge accounting termination date, the adjustment of the fair value of the liability is amortized using an effective interest rate recalculated at this date. Should the item hedged disappear, the change in fair value is recognized in the income statement;

−    cash flow hedge: amounts recorded in other comprehensive income are immediately reclassified in profit or loss when the hedged item is no longer recognized. In all other cases, amounts are reclassified in profit or loss, on a straight basis, throughout the remaining life of the original hedging relationship.

In both cases, subsequent changes in the value of the hedging instrument are recorded in profit or loss.

Concerning the effects of the Foreign Currency Basis Spread, cross currency swaps designated as cash flow hedges, the Group has chosen to designate them as costs of hedge. This option enables recognizing these effects in other comprehensive income and amortizing the cost of the Basis Spread to profit/loss over the period of the hedge.

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13.8.2     Cash flow hedges

The main purpose of the Group’s cash flow hedges is to neutralize foreign exchange risk on future cash flows (notional, coupons) or switch floating-rate debt to fixed-rate debt.

The ineffective portion of cash flow hedges recognized in net income is not significant during the periods presented. The main hedges unmatured at December 31, 2021, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest rate risk	Exchange risk	Interest rate risk
Hedging instruments	484	Cross currency swap	Forward FX swap Option	Interest rate swap Option
Carrying amount - asset	576	575	1	-
Carrying amount - liability	(91)	(76)	(0)	(14)
Change in cash flow hedge reserve	317	311	(2)	9
Gain (loss) recognized in other comprehensive income	358	347	3	9
Reclassification in financial result	(38)	(36)	(2)	-
Reclassification in operating income	(0)	-	0	(0)
Reclassification in initial carrying amount of hedged item	(3)	-	(3)	0
Cash flow hedge reserve	210	220	(9)	(2)
o/w related to unmatured hedging instruments	(192)	(181)	(9)	(2)
o/w related to discontinued hedges	402	402	-	(0)
Hedged item		Bonds and credit lines	Purchases of handsets and equipment	Bonds and Lease liabilities
Balance sheet item		Current and non-current financial liabilities	Property, plant and equipment	Lease and Financial Liabilities - current and non-current

The main hedges unmatured at December 31, 2020, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest rate risk	Exchange risk	Interest rate risk
Hedging instruments	(311)	Cross currency swap	Forward FX swap Option	Interest rate swap Option
Carrying amount - asset	223	216	6	1
Carrying amount - liability	(534)	(502)	(1)	(31)
Change in cash flow hedge reserve	22	6	5	11
Gain (loss) recognized in other comprehensive income	3	(16)	8	11
Reclassification in financial result	21	22	(1)	-
Reclassification in operating income	1	-	1	-
Reclassification in initial carrying amount of hedged item	(3)	-	(3)	-
Cash flow hedge reserve	(100)	(91)	2	(11)
o/w related to unmatured hedging instruments	(541)	(532)	2	(11)
o/w related to discontinued hedges	440	440	-	0
Hedged item		Bonds and credit lines	Purchases of handsets and equipment	Bonds and Lease liabilities
Balance sheet item		Current and non-current financial liabilities	Property, plant and equipment	Lease and Financial Liabilities - current and non-current

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The main hedges unmatured at December 31, 2019, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest rate risk	Exchange risk	Interest rate risk
Hedging instruments	328	Cross currency swap	Forward FX swap Option	Interest rate swap
Carrying amount - asset	557	554	2	1
Carrying amount - liability	(229)	(190)	(3)	(36)
Change in cash flow hedge reserve	144	148	(10)	7
Gain (loss) recognized in other comprehensive income	179	184	(12)	7
Reclassification in financial result	(38)	(36)	(1)	(1)
Reclassification in operating income	1	-	1	-
Reclassification in initial carrying amount of hedged item	2	-	2	-
Cash flow hedge reserve	(123)	(95)	(6)	(22)
o/w related to unmatured hedging instruments	(542)	(513)	(6)	(22)
o/w related to discontinued hedges	418	418	-	-
Hedged item		Bonds and credit lines	Purchases of handsets and equipment	Bonds and Finance Lease
Balance sheet item		Current and non-current financial liabilities	Property, plant and equipment	Current and non-current financial liabilities

The nominal amounts of the main cash flow hedges as of December 31, 2021 are presented below.

	Notional amounts of hedging instruments per maturity (in millions of hedged currency units)
	2022	2023	2024	2025	2026 and beyond
Orange SA
Cross currency swaps
CHF	-	-	-	400	100 (1)
GBP	-	-	-	262	2,250 (2)
HKD	-	1,110	-	-	939 (3)
NOK	-	-	-	500	800 (4)
USD	-	-	-	-	4,200 (5)
Interest rate swaps
EUR	-	-	-	-	100 (6)
FT IMMO H
Interest rate swaps
EUR	22	-	25	-	-

(1)   100 million Swiss francs with a maturity 2029.

(2)   500 million pounds sterling with a maturity 2028, 750 million pounds sterling with a maturity 2032, 500 million pounds sterling with a maturity 2034 and 500 million pounds sterling with a maturity 2050.

(3)   939 million Hong Kong dollars with a maturity 2034.

(4)   800 million Norwegian kroner with a maturity 2028.

(5)   2,450 million US dollars with a maturity 2031, 900 million US dollars with a maturity 2042 and 850 million US dollars with a maturity 2044.

(6)          100 million euros with a maturity 2030.

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Note 14     Information on market risk and fair value of financial assets and liabilities (telecom activities)

The Group uses financial position or performance indicators that are not specifically defined by IFRS, such as EBITDAaL (see Note 1.9) and net financial debt (see Note 13.3).

Market risks are monitored by Orange’s Treasury and Financing Committee, which reports to the Executive Committee. The Committee is chaired by the Group’s Executive Committee Member in charge of Finance, Performance and Development and meets on a quarterly basis.

It sets the guidelines for managing the Group’s debt, especially in respect of its interest rate, foreign exchange, liquidity and counterparty risk exposure for the coming months, and reviews past management (transactions realized, financial results).

The health crisis has not called into question the risk management policy relating to financial instruments. The Group continued to set up and manage hedging instruments in order to limit its exposure to operational and financial foreign exchange and interest rate risks, while maintaining a diversified financing policy.

14.1      Interest rate risk management

Management of fixed-rate/variable-rate debt

Orange Group seeks to manage its fixed-rate/variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors.

The fixed-rate component of gross financial debt, excluding cash collateral received and agreements to buy back non-controlling interests, was estimated at 94% at December 31, 2021, 89% at December 31, 2020 and 91% at December 31, 2019.

Sensitivity analysis of the Group’s position to changes in interest rates

The sensitivity of the Group’s financial assets and liabilities to interest rate risk is only analyzed for the components of net financial debt that are interest-bearing and therefore exposed to interest rate risk.

Sensitivity of financial expenses

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would improve the annual cost of gross financial debt by 86 million euros, while a decrease of 1% would reduce it by 86 million euros.

Sensitivity of cash flow hedge reserves

A 1% rise in euro interest rates would increase the market value of derivatives designated as cash flow hedges and the associated cash flow hedge reserves by approximately 1,116 million euros. A 1% fall in euro interest rates would lead to a decrease in their market value and in the cash flow hedge reserves of approximately 1,114 million euros.

14.2      Foreign exchange risk management

Operational foreign exchange risk

The Group’s foreign operations are carried out by entities that operate in their own country and mainly in their own currency. Their operational exposure to foreign exchange risk is therefore limited to certain types of flows: purchases of equipment or network capacity, purchases of terminals and equipment sold or leased to customers, purchases from or sales to international operators.

Whenever possible, the entities of the Orange Group have put in place policies to hedge this exposure (see Note 13.8).

Financial foreign exchange risk

Financial foreign exchange risk mainly relates to:

−    dividends paid to the parent company: in general, the Group’s policy is to economically hedge this risk as from the date of the relevant subsidiary’s Shareholders’ Meeting;

−    financing of the subsidiaries: except in special cases, the subsidiaries are required to cover their funding needs in their functional currency;

−    Group financing: most of the Group’s bonds, after derivatives, are denominated in euros. From time to time, Orange SA issues bonds in markets other than euro markets (primarily the US dollar, pound sterling and Swiss franc). If Orange SA does not have assets in these currencies, in most cases, the issues are translated into euros through cross currency swaps. The debt allocation by currency also depends on the level of interest rates and particularly on the interest rate differential relative to the euro.

Lastly, the Group economically hedges foreign exchange risk on its subordinated notes denominated in pounds sterling that are recorded in equity at their historical value (see Note 15.4), with cross currency swaps, for a notional amount of 426 million pounds sterling.

The table below shows the main exposures to foreign exchange fluctuations of the net financial debt in foreign currencies of Orange SA, excluding the hedging effects of the subordinated notes described above and of Orange Polska and also shows the sensitivity of the entity to a 10% change in the foreign exchange rates of the currencies to which it is exposed. Orange SA is the entity bearing the major foreign exchange risk, including internal operations which generate a net foreign exchange gain or loss in the consolidated financial statements.

(in millions of currency units)	Exposure in currency units (1)						Sensitivity analysis
	EUR	USD	GBP	PLN	CHF	Total translated	10% gain in euro	10% loss in euro
Orange SA	-	1	(17)	1	(5)	(24)	2	(3)
Orange Polska	(146)	(7)	-	-	-	(151)	14	(17)
Total (euros)	(146)	(5)	(20)	0	(5)	(176)

(1)   Excluding FX hedge of subordinated notes denominated in pounds sterling.

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Foreign exchange risk to assets

Due to its international presence, the Orange Group’s statement of financial position is exposed to foreign exchange fluctuations, as these affect the translation of subsidiaries’ assets and equity interests denominated in foreign currencies. The currencies concerned are mainly the pound sterling, the zloty, the Egyptian pound, the US dollar, the Jordanian dinar and the Moroccan dirham.

To hedge its largest foreign asset exposures, Orange has issued debt in the relevant currencies.

The amounts presented below take into account the activities of Mobile Financial Services (activities mainly in euros).

(in millions of euros)	Contribution to consolidated net assets									Sensitivity analysis
	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other currencies	Total	10% gain in euro	10% loss in euro
Net assets excluding net debt (a) (2)	49,817	58	(478) (1)	3,203	1,059	558	963	4,451	59,630	(892)	1,090
Net debt by currency including derivatives (b) (3)	(23,451)	215	564 (4)	(815)	(155)	(92)	(401)	(135)	(24,269)	74	(91)
Net assets by currency (a) + (b)	26,366	274	86	2,388 (5)	904	465	562	4,316	35,361	(818)	999

(1)   Negative net asset correspond mainly to subordinated notes in pounds sterling.

(2)   Excluding components of net financial debt.

(3)   Net financial debt as defined and used by Orange does not take into account Mobile Financial Services activities, for which this concept is not relevant (see Note 13.3).

(4)   Of which economic hedge of subordinated notes denominated in pounds sterling for 426 million pounds sterling (i.e. 507 million euros).

(5)   Share of net assets attributable to owners of the parent company in zlotys amounts to 1,210 million euros.

Due to its international presence, the Orange Group income statement is also exposed to risk arising from changes in foreign exchange rates due to the conversion, in the consolidated financial statements, of its foreign subsidiaries’ financial statements.

(in millions of euros)	Contribution to consolidated financial income statement								Total	10% gain in euro	10% loss in euro
	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other currencies
Revenue	31,501	1,035	284	2,578	949	389	634	5,153	42,522	(1,002)	1,225
EBITDAaL	9,354	206	39	653	285	156	162	1,712	12,566	(292)	357
Operating income	584	152	21	497	97	70	17	1,085	2,521	(176)	215

14.3      Liquidity risk management

Diversification of sources of funding

Orange has diversified sources of funding:

−    regular issues in the bonds markets;

−    occasional financing through loans from multilateral or development lending institutions;

−    issues in the short-term securities markets under the NEU Commercial Paper program (Negotiable European Commercial paper, formerly called "commercial paper");

−    on December 21, 2016, Orange had entered into a 6 billion euro syndicated loan with 24 international banks in order to refinance the previous syndicated loan maturing in January 2018. The new loan, with initial maturity in December 2021, includes two options to extend for one more year each, exercisable by Orange and subject to the banks’ approval. Orange exercised both of its options, the first one in 2017 and the second in 2018, allowing it, after agreement of the lenders, to extend the initial maturity first until December 2022 and then December 2023.

Liquidity of investments

Orange invests its cash surpluses in cash equivalents that meet IAS 7 cash equivalent criteria or in fair value investments (negotiable debt securities, bonds with a maturity of no more than two years, UCITS and term deposits). These investments prioritize minimizing the risk of capital loss over performance.

Cash, cash equivalents and fair value investments are held mainly in France and other European Union countries, which are not subject to restrictions on convertibility or exchange controls.

Smoothing debt maturities

The policy followed by Orange is to apportion the maturities of debt evenly over the years to come.

The following table shows undiscounted future cash flows for each financial liability shown on the statement of financial position. The key assumptions used in this schedule are:

−    amounts in foreign currencies are translated into euro at the year- end closing rate;

−    future variable-rate interest is based on the last fixed coupon, unless a better estimate is available;

−    TDIRA being necessarily redeemable in new shares, no redemption is taken into account in the maturity analysis. In addition, interest payable on the bonds is due over an undetermined period of time (see Note 13.4) therefore, only interest payable for the first period is included (including interest payments for the other periods would not provide relevant information);

−    the maturity dates of revolving credit facilities are the contractual maturity dates;

−    the "Other items" (undated and non-cash items) reconcile, for financial liabilities not accounted for at fair value, the future cash flows and the balance in the statement of financial position.

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(in millions of euros)	Note	December 31, 2021	2022	2023	2024	2025	2026	2027 and beyond	Other items (1)
TDIRA	13.4	636	3	-	-	-	-	-	633
Bonds	13.5	29,010	994	1,445	1,985	2,385	1,609	20,765	(172)
Bank loans and from development organizations and multilateral lending institutions	13.6	3,206	406	1,105	251	735	355	354	(1)
Debt relating to financed assets	13.3	245	74	81	64	24	2	-	-
Cash collateral received	13.3	389	389	-	-	-	-	-	-
Neu Commercial Papers (2)	13.3	1,457	1,457	-	-	-	-	-	-
Bank overdrafts	13.3	342	342	-	-	-	-	-	-
Other financial liabilities	13.3	64	43	2	1	1	1	16	-
Derivatives (liabilities)	13.3	285	116	61	-	11	-	99	-
Derivatives (assets)	13.3	(689)	(3)	(19)	(22)	(31)	(6)	(491)	-
Other Comprehensive Income related to unmatured hedging instruments	13.3	(192)	-	-	-	-	-	-	-
Gross financial debt after derivatives		34,751	3,821	2,675	2,280	3,125	1,960	20,742	459
Trade payables		11,163	9,793	239	113	110	486	421	-
Total financial liabilities (including derivatives assets)		45,914	13,614 (3)	2,913	2,394	3,235	2,447	21,163	459
Future interests on financial liabilities (4)		-	1,628	843	792	734	829	4,896	-

(1)   Undated items: TDIRA notional. Non-cash items: amortized cost on bonds and bank loans, and discounting effect on long term trade payables.

(2)   Negotiable European Commercial Papers (formerly called "commercial papers").

(3)   Amounts presented for 2022 correspond to notional and accrued interests for 461 million euros.

(4)   Mainly future interests on bonds for 9,199 million euros, on bank loans for 151 million euros and on derivatives instruments for (1,279) million euros.

The liquidity position is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly entitled indicators used by other groups.

At December 31, 2021, the liquidity position of Orange’s telecom activities amounts to 16,642 million euros and exceeds the repayment obligations of its gross financial debt in 2021. It breaks down as follows:

At December 31, 2021, the Orange group’s telecom activities had access to credit facilities in the form of bilateral credit lines and syndicated credit lines. Most of these lines bear interest at variable rates. Available undrawn amount of credit facilities amounts to 6,188 million euros (including 6,000 million euros for Orange SA).

Cash equivalents amounted to 5,479 million euros, mainly at Orange SA for 4,925 million euros in UCITS, 200 million euros in term deposits and 125 million euros in negotiable debt securities.

Investments at fair value amounted to 2,266 million euros exclusively at Orange SA, with 2,029 million euros in NEU Commercial Paper and 237 million euros in bonds.

Any specific contingent commitments in terms of financial ratios are presented in Note 14.4.

Due to its cash level and other immediately disposable investments, the Group is not dependent on the sale of receivables organized in certain countries (see Note 4.3).

Change in Orange’s credit rating

Orange’s credit rating is an additional overall performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk. It is not a substitute for an analysis carried out by investors. Rating agencies regularly review the ratings they award. Any change in the rating could have an effect on the cost of future financing or access to liquidity.

In addition, a change in Orange’s credit rating will, for certain outstanding financing, affect the compensation paid to investors:

−    one Orange SA bond (see Note 13.5) with an outstanding amount of 2.5 billion dollars maturing in 2031 (equivalent to 2.2 billion euros at December 31, 2021) is subject to a Step-up clause in the event that Orange’s rating changes. This clause was triggered in 2013 and early 2014: the coupon due in March 2014 was thus computed on the basis of an interest rate of 8.75% and since then the bond bears interest at the rate of 9%;

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−    the margin of the syndicated credit line of 6 billion euros signed on December 21, 2016 might be modified in light of changes to Orange’s credit rating, upward or downward. At December 31, 2021, the credit facility was not drawn.

At December 31, 2021, neither Orange’s credit ratings nor the outlook had changed compared with December 31, 2020.

	Standard & Poor’s	Moody’s	Fitch Ratings
Long-term debt	BBB+	Baa1	BBB+
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F2

14.4      Financial ratios

Main commitments with regard to financial ratios

Orange SA does not have any credit line or loan subject to specific covenant with regard to financial ratios.

Certain subsidiaries of Orange SA have pledged to comply with certain financial ratios related to indicators defined in the contracts with the banks. The breach of these ratios constitutes an event of default that can lead to early repayment of the line of credit or loan concerned.

The main obligations are as follows:

−    Orange Egypt: in respect of bank financing contracts signed in 2018, of which the total nominal amount outstanding at December 31, 2021 was 2,450 million Egyptian pounds (i.e. 137 million euros), Orange Egypt must comply with a "net senior debt to reported EBITDA" ratio;

−    Médi Telecom: in respect of its bank financing contracts signed in 2012, 2014 and 2015, of which the total nominal amount outstanding at December 31, 2021 was 1,755 million Moroccan dirhams (i.e. 167 million euros), Médi Telecom must comply with ratios relating to its "net financial debt", "net financial debt/EBITDA" and "net equity";

−    Orange Côte d’Ivoire: in respect of its bank financing contracts signed in 2016 and 2019, of which the total nominal amount outstanding at December 31, 2021 was 91 billion CFA francs (i.e. 139 million euros), Orange Côte d’Ivoire must comply with a "net debt to reported EBITDA" ratio;

−    Orange Cameroon: in respect of its bank financing contracts signed in 2015 and 2018, of which the total nominal amount outstanding at December 31, 2021 was 50 billion CFA francs (i.e. 76 million euros), Orange Cameroon must comply with a "net debt to reported EBITDA" ratio.

−    These ratios were complied with at December 31, 2021.

Clauses related to instances of default or material adverse changes

Most of Orange’s financing agreements, including in particular the 6 billion euros syndicated credit facility set up on December 21, 2016, as well as bond issues, are not subject to early redemption obligations in the event of a material adverse change, or cross default provisions. Most of these contracts include cross acceleration provisions. Thus, the mere occurrence of events of default in other financing agreements would not automatically trigger an accelerated repayment under such contracts.

14.5      Credit risk and counterparty risk management

The Group could be exposed to a concentration of counterparty risk in respect of its trade receivables, cash and cash equivalents, investments and derivatives.

Orange considers that it has limited concentration in counterparty risk with respect to trade receivables due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. The maximum value of the counterparty risk on these financial assets is equal to their recognized net book value. An analysis of net trade receivables past due is provided in Note 4.3. For loans and other receivables, amounts past due but not provisioned are not material.

Orange SA is exposed to counterparty risk through its investments and derivatives. Therefore, it performs a strict selection of public, financial or industrial institutions in which it invests or with which it enters into derivatives agreements. This selection takes particular note of the institutions’ credit ratings. Therefore:

−    for each non-banking counterparty selected for investments, limits are based on ratings and maturities of the investments;

−    for each counterparty bank selected for investments and derivatives, limits are based on equity, rating, CDS (Credit Default Swap, an accurate indicator of potential default risk) as well as on periodic analyses carried out by the Treasury Department;

−    theoretical limits and consumption limits are monitored and reported on a daily basis to the Group treasurer and the head of the trading room. These limits are adjusted regularly depending on credit events.

For derivatives, master agreements relating to financial instruments (French Banking Federation) are signed with all counterparties and provide for a net settlement of debts and receivables, in case of failure of one of the parties, as well as for calculation of a final balance to be received or paid. These agreements include a CSA (Credit Support Annex) cash collateral clause that can lead to either a deposit (collateral paid) or collection (collateral received), on a daily basis. These payment amounts correspond to the change in market value of all derivatives.

As a rule, investments are negotiated with high-grade banks. Exceptionally, subsidiaries occasionally deal with counterparties with the highest ratings available locally.

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Effect of mechanisms to offset exposure to credit risk and counterparty risk of the derivatives

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Collateralised Derivatives (net) (a)	408	(520)	144
Fair value of collateralised derivatives assets	690	283	570
Fair value of collateralised derivatives liabilities	(282)	(803)	(426)
Amount of cash collateral paid/(received) (b)	(362)	611	(138)
Amount of cash collateral paid	27	642	123
Amount of cash collateral received	(389)	(31)	(261)
Residual exposure to counterparty risk (a) + (b) (1)	46	91	7
Non collateralised Derivatives (net)	(3)	10	(6)
Fair value of non collateralised derivatives assets	-	11	3
Fair value of non collateralised derivatives liabilities	(3)	(1)	(10)

(1)   The residual exposure to counterparty risk is mainly due to a time difference between the valuation of derivatives at the closing date and the date on which the cash collateral exchanges were made.

Changes in net cash collateral between 2020 and 2021 stem mainly from the appreciation of the US dollar and the pound sterling against the euro.

Sensitivity analysis of cash collateral to changes in market interest rates and exchange rates

A change in market rates (mainly euro) of +/-1% would affect the fair value of interest rate hedging derivatives as follows:

The effects of a 10% increase or decrease in the euro exchange rate on the fair value of derivatives hedging foreign exchange risk would be as follows:

14.6      Equity market risk

Orange SA had no options to purchase its own shares, no forward purchase of shares and at December 31, 2021, held 2,009,500 treasury shares. Orange SA owns subsidiaries listed on equity markets whose share value may be affected by general trends in these markets. In particular, the market value of these listed subsidiaries’ shares is one of the measurement variables used in impairment testing.

The mutual funds (UCITS) in which Orange invests for cash management purposes contain no equities.

The Orange group is also exposed to equity risk through certain retirement plan assets (see Note 6.2).

At December 31, 2021, the Group was not significantly exposed to market risk on the shares of listed companies. The Group’s prior exposure had been significantly reduced in 2019, with the disposal in June 2019 of its residual 2.49% stake in the share capital of BT (see Note 13.7).

14.7      Capital management

Orange SA and its non-financial subsidiaries are not subject to regulatory requirements related to equity (other than the usual standards applicable to any commercial company).

Its financial subsidiaries (like electronic money institutions) are subject to regulatory equity requirements specific to their sector and jurisdiction.

Like any company, Orange manages its financial resources (both equity and net financial debt) as part of a balanced financial policy, aiming to ensure flexible access to capital markets, including for the purpose of selectively investing in development projects, and to provide a return to shareholders.

In terms of net financial debt (see Note 13.3), this policy translates into liquidity management as described in Note 14.3 and a specific attention to credit ratings assigned by rating agencies.

This policy is also reflected, in some markets, by the presence of minority shareholders in the capital of subsidiaries controlled by Orange. This serves to limit the Group’s debt while providing a benefit from the presence of local shareholders.

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14.8      Fair value of financial assets and liabilities

The market value of the net financial debt carried by Orange is estimated at 31.5 billion euros at December 31, 2021, for a book value of 24.3 billion euros.

(in millions of euros)	Note	Classification under IFRS 9 (1)	December 31, 2021
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		AC	6,040	6,040	-	6,040	-
Financial assets	13.7		3,291	3,291	55	2,859	377
Equity securities		FVOCI	432	432	55	-	377
Equity securities		FVR	203	203	-	203	-
Investments at fair value		FVR	2,266	2,266	-	2,266	-
Cash collateral paid		FVR	27	27	-	27	-
Financial assets at amortized cost		AC	363	363	-	363	-
Cash and Cash equivalents	13.3		8,188	8,188	8,188	-	-
Cash		AC	2,709	2,709	2,709	-	-
Cash equivalents		FVR	5,479	5,479	5,479	-	-
Trade payables		AC	(11,163)	(11,163)	-	(11,163)	-
Financial liabilities	13.3		(35,348)	(42,534)	(33,058)	(9,466)	(9)
Financial debts		AC	(35,339)	(42,524)	(33,058)	(9,466)	-
Other		FVR	(9)	(9)	-	-	(9)
Derivatives (net amount) (2)	13.8		405	405	-	405	-

(1)   "AC" stands for "amortized cost," "FVR" stands for "fair value through profit or loss," "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss.".

(2)   The classification for derivatives depends on their hedging qualification.

The table below provides an analysis of the change in level 3 market values for financial assets and liabilities measured at fair value in the statement of financial position.

(in millions of euros)	Equity securities	Financial liabilities at fair value through profit or loss, excluding derivatives
Level 3 fair values at December 31, 2020	247	(14)
Gains (losses) taken to profit or loss	-	4
Gains (losses) taken to other comprehensive income	52	-
Acquisition (sale) of securities	80	-
Other	(1)	-
Level 3 fair values at December 31, 2021	377	(9)

The market value of the net financial debt carried by Orange was estimated at 30.1 billion euros at December 31, 2020, for a book value of 23.5 billion euros.

(in millions of euros)	Note	Classification under IFRS 9	December 31, 2020
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		AC	5,645	5,645	-	5,645	-
Financial assets	13.7		4,803	4,803	185	4,372	247
Equity securities		FVOCI	431	431	185	-	247
Equity securities		FVR	141	141	-	141	-
Investments at fair value		FVR	3,206	3,206	-	3,206	-
Cash collateral paid		FVR	642	642	-	642	-
Financial assets at amortized cost		AC	382	382	-	382	-
Cash and Cash equivalents	13.3		7,891	7,891	7,891	-	-
Cash		AC	2,751	2,751	2,751	-	-
Cash equivalents		FVR	5,140	5,140	5,140	-	-
Trade payables		AC	(11,051)	(11,051)	-	(11,051)	-
Financial liabilities	13.3		(35,260)	(41,884)	(34,708)	(7,162)	(14)
Financial debts		AC	(35,247)	(41,870)	(34,708)	(7,162)	-
Bonds at fair value		FVR	-	-	-	-	-
Other		FVR	(14)	(14)	-	-	(14)
Derivatives (net amount)	13.8		(510)	(510)	-	(510)	-

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The market value of the net financial debt carried by Orange was estimated at 30.8 billion euros at December 31, 2019, for a book value of 25.5 billion euros.

(in millions of euros)	Note	Classification under IFRS 9	December 31, 2019
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		AC	5,343	5,343	-	5,343	-
Financial assets	13.7		6,001	6,002	79	5,725	198
Equity securities		FVOCI	277	277	79	-	198
Equity securities		FVR	133	134	-	134	-
Investments at fair value		FVR	4,696	4,696	-	4,696	-
Cash collateral paid		FVR	123	123	-	123	-
Financial assets at amortized cost		AC	772	772	-	772	-
Cash and Cash equivalents	13.3		6,112	6,112	6,112	-	-
Cash		AC	2,462	2,462	2,462	-	-
Cash equivalents		FVR	3,651	3,651	3,651	-	-
Trade payables		AC	(10,246)	(10,246)	-	(10,246)	-
Financial liabilities	13.3		(37,076)	(42,455)	(34,554)	(7,837)	(64)
Financial debts		AC	(37,007)	(42,386)	(34,554)	(7,811)	(21)
Bonds at fair value		FVR	(26)	(26)	-	(26)	-
Other		FVR	(43)	(43)	-	-	(43)
Derivatives (net amount)	13.8		138	138	-	138	-

Accounting policies

The financial assets and liabilities measured at fair value in the statement of financial position have been classified based on the three hierarchy levels:

−    level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

−    level 2: inputs that are observable for the asset or liability, either directly or indirectly;

−    level 3: unobservable inputs for the asset or liability.

The fair value of the financial assets at fair value through other comprehensive income ("FVOCI" and "FVOCIR") is the quoted price at year-end for listed securities and, for non-listed securities, uses a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, shareholders’ agreement, discounted present value of future cash flows).

For financial assets at amortized cost ("AC"), the Group considers that the book value of cash, trade receivables and various deposits provide a reasonable approximation of fair value, due to the high liquidity of these elements.

Among financial assets at fair value through profit or loss ("FVR"), with respect to very short-term investments such as deposits, certificates of deposit, commercial paper or negotiable debt securities, the Group considers that the nominal value of the investment and any related accrued interest represent a reasonable approximation of fair value.

The fair value of mutual funds (UCITS) is the latest net asset value.

The fair value of equity securities is the quoted price at year-end for listed securities and for non-listed securities uses a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, shareholders’ agreement, discounted present value of future cash flows).

For financial liabilities at amortized cost ("AC") the fair value of financial liabilities is determined using:

−    the quoted price for listed instruments (a detailed analysis is performed in the case of a material decrease in liquidity to evidence whether the observed price corresponds to the fair value; otherwise the quoted price is adjusted);

−    the present value of estimated future cash flows, discounted using rates observed by the Group at the end of the period for other instruments. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

The Group considers the book value of trade payables and deposits received from customers to be a reasonable approximation of fair value, due to the high liquidity of these elements.

The fair value of long-term trade payables is the value of future cash flows discounted at the interest rates observed by the Group at the end of the period.

Financial liabilities at fair value through profit or loss ("FVR") mainly concern firm or contingent commitments to purchase non-controlling interests. Their fair value is measured in accordance with the provisions of the contractual agreements. When the commitment is based on a fixed price, a discounted value is retained.

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The fair value of derivatives, mostly traded over-the-counter, is determined using the present value of estimated future cash flows, discounted using the interest rates observed by the Group at the end of the period. The results calculated using the internal valuation model are consistently benchmarked with the values provided by bank counterparties and Bloomberg.

When there are no reliable market data which identify the probability of default, the CVA (Credit Value Adjustment) and the DVA (Debit Value Adjustment) are measured based on historical default charts and CDS (Credit Default Swap) trends. Counterparty credit risk and the Group’s own specific default risk are also continuously monitored based on the monitoring of debt security credit spreads on the secondary market and other market information. Given the implementation of collateralization, and based on counterparty policies and the management of indebtedness and liquidity risk described in Note 14, CVA and DVA estimates are not material compared to the measurement of the related financial instruments.

Note 15     Equity

At December 31, 2021, Orange SA’s share capital, based on the number of issued shares at this date, amounted to 10,640,226,396 euros, divided into 2,660,056,599 ordinary shares with a par value of 4 euros each.

At December 31, 2021, the share capital and voting rights of Orange SA broke down as follows:

15.1      Changes in share capital

No new shares were issued during the 2021 fiscal year.

15.2      Treasury shares

As authorized by the Shareholders’ Meeting of May 18, 2021, the Board of Directors instituted a new share Buyback program (the 2021 Buyback Program) and canceled the 2020 Buyback Program, with immediate effect. This authorization is granted for a period of 18 months as from the aforementioned Shareholders’ Meeting. The 2021 Buyback Program is described in the Orange Universal Registration Document filed with the French Financial Markets Authority (Autorité des marchés financiers - AMF) on March 17, 2021.

During the 2021 fiscal year, Orange bought and delivered treasury shares to the beneficiaries of the "Together 2021" Employee Offering. At the same time, share buybacks were carried out by Orange mainly in respect of the free share award plans (Long Term Incentive Plan - LTIP) LTIP 2019-2021, 2020-2022 and 2021-2023 and in particular to service the delivery of LTIP 2019-2021 (see Note 6.3).

At December 31, 2021, the Company held 2,009,500 treasury shares (exclusively under the LTIP 2019-2021, 2020-2022 and 2021-2023 free share award plans).

At December 31, 2020, the Company held 1,265,099 treasury shares (of which 170,000 shares in respect of the liquidity contract and 1,095,099 in respect of the LTIP 2018-2020, 2019-2021 and 2020-2022 free share award plans).

At December 31, 2019, the Company held 9,742,968 treasury shares (of which 853,500 shares in respect of the liquidity contract and 8,889,468 in respect of the Orange Vision 2020 and LTIP 2018-2020 and 2019-2021 free share award plans).

Accounting policies

Treasury shares are recorded as a deduction from equity, at acquisition cost. Gains and losses arising from the sale of treasury shares are recognized in consolidated reserves, net of tax.

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15.3      Dividends

Full Year	Approved by	Description	Dividend per share (in euro)	Payout date	How paid	Total (in millions of euros)
2021	Board of Directors Meeting on July 28, 2021	2021 interim dividend	0.30	December 15, 2021	Cash	797
	Shareholders’ Meeting on May 18, 2021	Balance for 2020	0.50	June 17, 2021	Cash	1,330
Total dividends paid in 2021						2,127
2020	Board of Directors Meeting on October 28, 2020	2020 interim dividend	0.40	December 9, 2020	Cash	1,064
	Shareholders’ Meeting on May 19, 2020	Balance for 2019	0.20	June 4, 2020	Cash	532
Total dividends paid in 2020						1,595
2019	Board of Directors Meeting on July 24, 2019	2019 interim dividend	0.30	December 4, 2019	Cash	796
	Shareholders’ Meeting on May 21, 2019	Balance for 2018	0.40	June 6, 2019	Cash	1,061
Total dividends paid in 2019						1,857
2018	Board of Directors Meeting on July 25, 2018	2018 interim dividend	0.30	December 6, 2018	Cash	796
	Shareholders’ Meeting on May 4, 2018	Balance for 2017	0.40	June 7, 2018	Cash	1,064
Total dividends paid in 2018						1,860

The amount available to provide a return to shareholders in the form of dividends is calculated on the basis of the total net income and retained earnings, under French GAAP, of the entity Orange SA, the Group’s parent company.

15.4      Subordinated notes

Nominal value of subordinated notes

Issues and purchases of subordinated notes are presented below:

Initial issue date	Initial nominal value (in millions of currency)	Initial nominal value (in millions of euros)	Initial currency	Rate	December 31, 2019 (in millions of euros)	Issue Redemption	December 31, 2020 (in millions of euros)	Issue Redemption	December 31, 2021 (in millions of euros)	Residual nominal value (in millions of currency)
2/7/2014	1,000	1,000	EUR	4.25%	-	-	-	-	-	-
2/7/2014	1,000	1,000	EUR	5.25%	1,000	-	1,000	-	1,000	1,000
2/7/2014	650	782	GBP	5.88%	782	(268)	514	(514)	-	-
10/1/2014	1,000	1,000	EUR	4.00%	500	(382)	118	(118)	-	-
10/1/2014	1,250	1,250	EUR	5.00%	1,250	-	1,250	-	1,250	1,250
10/1/2014	600	771	GBP	5.75%	771	(50)	721	(174)	547	426
4/15/2019	1,000	1,000	EUR	2.38%	1,000	-	1,000	-	1,000	1,000
9/19/2019	500	500	EUR	1.75%	500	-	500	-	500	500
10/15/2020	700	700	EUR	1.75%	-	700	700	-	700	700
5/11/2021	500	500	EUR	1.38%	-	-	-	500	500	500
Issues and purchases of subordinated notes					5,803	-	5,803	(306)	5,497

−    On February 7, 2014, as part of its EMTN program, Orange issued the equivalent of 2.8 billion euros of deeply subordinated notes in three tranches. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange has a call option on each of these tranches respectively from February 7, 2020, February 7, 2024, and February 7, 2022 and upon the occurrence of certain contractually-defined events.

Step-up clauses provide for coupon adjustments of 0.25% in 2025 and an additional 0.75% in 2040 for the first tranche, 0.25% in 2024 and an additional 0.75% in 2044 for the second tranche, and 0.25% in 2027 and an additional 0.75% in 2042 for the third tranche.

−    On October 1, 2014, as part of its EMTN program, Orange issued the equivalent of 3 billion euros of deeply subordinated notes in three tranches. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange has a call option on each of these tranches respectively from October 1, 2021, October 1, 2026, and April 1, 2023 and upon the occurrence of certain contractually-defined events.

Step-up clauses provide for coupon adjustments of 0.25% in 2026 and an additional 0.75% in 2041 for the first tranche, 0.25% in 2026 and an additional 0.75% in 2046 for the second tranche, and 0.25% in 2028 and an additional 0.75% in 2043 for the third tranche.

Both issuances were the subject of a prospectus approved by the AMF under visa nos. 14-036 and 14-525.

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Under IFRS, these instruments are recognized at their historical value. The tranches denominated in pounds sterling were recognized at the ECB fix rate on the issue date (0.8314 pound sterling for the issue of February 7, 2014 and 0.7782 pound sterling for the issue of October 1, 2014) and will not be re-measured through the life of the note.

−    On April 15, 2019, as part of its EMTN program, Orange issued the equivalent of 1 billion euros of deeply subordinated notes. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange has a call option on this tranche from April 15, 2025 (first date for the revision of the rates of the tranche in question) and upon the occurrence of certain contractually-defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2030 and an additional 0.75% in 2045.

−    On September 19, 2019, as part of its EMTN program, Orange issued the equivalent of 500 million euros of deeply subordinated notes. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange has a call option on this tranche from March 19, 2027 (first date for the revision of the rates of the tranche in question), and upon the occurrence of certain contractually-defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2032 and an additional 0.75% in 2047.

These issuances were the subject of a prospectus approved by the AMF (under visa nos. 14-036, 14-525, 19-152 and 19-442 respectively).

On December 12, 2019, the Group announced its intention to exercise, on February 7, 2020, in accordance with contractual provisions, its call option concerning the remaining 500 million euros of the tranche with an initial nominal value of 1 billion euros, already partially bought back in April 2019. As a result of Orange’s commitment to buy back this last tranche, it was reclassified as a debt instrument and is therefore presented as a short-term financial liability at December 31, 2019. The coupons due relating to this tranche were recognized in other current liabilities for 21 million euros at December 31, 2019 and were paid in 2020.

−    On October 15, 2020, as part of its EMTN program, Orange issued the equivalent of 700 million euros of deeply subordinated notes. A revision of interest rates based on market conditions is provided for contractually from October 15, 2028.

Orange has a call option on this tranche from July 15, 2028 (first date for the revision of the rates of the tranche in question), and upon the occurrence of certain contractually-defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2033 and an additional 0.75% in 2048.

This issuance of subordinated notes was the subject of a prospectus approved by the AMF (visa no. 20-509).

−    On May 11, 2021, as part of its EMTN program, Orange issued the equivalent of 500 million euros of deeply subordinated notes with a coupon of 1.375% until the first adjustment date. A revision of interest rates based on market conditions is provided for contractually from Friday, May 11, 2029. Step-up clauses provide for a coupon adjustment of 0.25% in 2034 and an additional 1.00% in 2049.

Orange has a call option on this tranche from May 11, 2029 (first date for the revision of the rates of the tranche in question) and upon the occurrence of certain contractually defined events.

This issuance of subordinated notes was the subject of a prospectus approved by the AMF on May 7, 2021 (visa no. 21-141).

All notes, listed on Euronext Paris, are deeply subordinated notes (senior compared to ordinary shares): the holders will only be remunerated (whether for the nominal, interest or any other amount) after all other creditors, including holders of participating loans and securities, simply subordinated or not, representing a claim on Orange.

At each interest payment date, settlement may be either paid or deferred, at the option of the issuer. Deferred coupons are capitalized and become due and payable in full under certain circumstances defined contractually and under the control of Orange.

Gains (losses) on disposal, premiums and issuance costs related to issues/redemptions of subordinated notes are presented under "reserves" in equity.

The Group understands that some rating agencies assign an "equity" component from 0 to 50% to capital instruments.

Subordinated notes remuneration

The remuneration of holders is recorded in equity five working days before the annual payment date, unless Orange exercises its right to defer the payment.

The tax impact relating to the remuneration of subordinated notes is recorded through profit or loss in the period.

Since their issuance, Orange has not exercised its right to defer the coupon payments related to subordinated notes.

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The remuneration of subordinated notes is as follows:

Initial issue date	Initial nominal value (in millions of currency)	Initial nominal value (in millions of euros)	Initial currency	Rate	2021		2020		2019
					(in millions of currency)	(in millions of euros)	(in millions of currency)	(in millions of euros)	(in millions of currency)	(in millions of euros)
2/7/2014	1,000	1,000	EUR	4.25%	-	-	(21)	(21)	(46)	(46)
2/7/2014	1,000	1,000	EUR	5.25%	(53)	(53)	(53)	(53)	(52)	(52)
2/7/2014	650	782	GBP	5.88%	(32)	(36)	(47)	(55)	(38)	(44)
10/1/2014	1,000	1,000	EUR	4.00%	(3)	(3)	(21)	(21)	(31)	(31)
10/1/2014	1,250	1,250	EUR	5.00%	(63)	(63)	(63)	(63)	(63)	(63)
10/1/2014	600	771	GBP	5.75%	(33)	(38)	(36)	(39)	(35)	(39)
4/15/2019	1,000	1,000	EUR	2.38%	(24)	(24)	(24)	(24)	-	-
9/19/2019	500	500	EUR	1.75%	(9)	(9)	(4)	(4)	-	-
10/15/2020	700	700	EUR	1.75%	(12)	(12)	-	-	-	-
5/11/2021	500	500	EUR	1.375%	-	-	-	-	-	-
Subordinated notes remuneration paid						(238)		(279)		(276)
Coupons on subordinated notes reclassified as short-term borrowings at the end of 2019 and paid in 2020						-		21		(21)
Subordinated notes remuneration classified in equity						(238)		(258)		(297)

The tax effects from the conversion of subordinated notes whose par value is denominated in pounds sterling, and from the gains and losses on disposal, premiums and issuance costs on subordinated notes that have been refinanced, are presented under "other movements" in the consolidated statement of changes in shareholders’ equity and amounted to 29 million euros in 2021, (2) million euros in 2020, and 51 million euros in 2019.

Accounting policies

Subordinated notes

The Group issued subordinated notes in several tranches.

These instruments have no maturity and the coupon settlement may be deferred at the option of the issuer. They are booked in equity.

As equity instruments are recognized at historical value, the tranche denominated in foreign currency is never re-measured. Where appropriate, a translation adjustment impact is booked in equity when a call option is exercised.

The remuneration of holders is recorded directly in equity at the time of the decision to pay the coupons.

The tax impact related to the remuneration is accounted for through profit or loss, and that related to the remeasurement of the foreign currency portion is accounted for in equity.

Equity component of perpetual bonds redeemable for shares (TDIRAs) (see Note 13.4)

The equity component is determined as the difference between the fair value of the instrument taken as a whole and the fair value of the debt component. The equity component thus determined and recognized at inception is not subsequently re-measured and remains in equity, even when the instrument is extinguished.

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15.5      Translation adjustment

(in millions of euros)	2021	2020	2019
Gain (loss) recognized in other comprehensive income during the period	196	(414)	90
Reclassification to net income for the period	4	0	(12)
Total translation adjustments	200	(414)	78

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Polish zloty	645	668	807
Egyptian pound	(444)	(503)	(455)
Slovak koruna	220	220	220
Leone	(150)	(143)	(120)
Other	(155)	(327)	(123)
Total translation adjustments	116	(85)	329
o/w share attributable to the owners of the parent company	(96)	(256)	78
o/w share attributable to non-controlling interests	211	171	251

Accounting policies

The functional currency of foreign operations located outside the euro area is generally the local currency, unless the major cash flows are made with reference to another currency (such as the Orange entities in Romania - euros and in the Democratic Republic of the Congo - US dollars).

The financial statements of foreign operations whose functional currency is neither the euro nor the currency of a hyper-inflationary economy are translated into euros (the Group’s presentation currency) as follows:

−    assets and liabilities are translated at the year-end rate;

−    items in the income statement are translated at the average rate for the period;

−    the translation adjustment resulting from the use of these different rates is included in other comprehensive income.

The translation adjustments are reclassified to profit or loss when the entity disposes or partially disposes (loss of control, loss of joint control, loss of significant influence) of its interest in a foreign operation through the sale, liquidation, repayment of capital or abandon of all, or part of, that activity. The reduction in the carrying value of a foreign operation, either because of its own losses or because of the recognition of an impairment loss, does not lead to a reclassification through profit or loss of the accumulated translation adjustments.

Recycling of translation adjustments is presented in profit or loss within:

−    consolidated net income of discontinued operations, when a line of business or major geographical area is disposed of;

−    gains (losses) on disposal of fixed assets, investments and activities, when other businesses are disposed of;

−    reclassification of translation adjustment from liquidated entities, in the event of the liquidation or abandonment of an activity without disposal.

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15.6      Non-controlling interests

The data presented below concern all entities of the following groups:

(in millions of euros)	2021	2020	2019
Credit part of net income attributable to non-controlling interests (a)	577	297	290
o/w sub-group Sonatel	243	197	191
o/w group Orange Polska	222	-	11
o/w sub-group Orange Côte d’Ivoire	53	43	36
o/w Médi Telecom	19	10	14
o/w Jordan Telecom	16	11	12
o/w group Orange Belgium	12	26	16
Debit part of net income attributable to non-controlling interests (b)	(33)	(63)	(71)
o/w Orange Bank	(22)	(51)	(65)
o/w group Orange Polska	-	(3)	-
Total part of net income attributable to non-controlling interests (a) + (b)	545	233	218
Credit part of comprehensive income attributable to non-controlling interests (a)	612	256	299
o/w sub-group Sonatel	263	176	181
o/w group Orange Polska	215	-	12
o/w sub-group Orange Côte d’Ivoire	55	39	36
o/w Jordan Telecom	27	-	15
o/w Médi Telecom	23	-	-
o/w group Orange Belgium	13	25	16
Debit part of comprehensive income attributable to non-controlling interests (b)	(31)	(98)	(69)
o/w Orange Bank	(22)	(50)	(62)
o/w group Orange Polska	-	(35)	-
o/w Jordan Telecom	-	(3)	-
Total part of comprehensive income attributable to non-controlling interests (a) + (b)	580	158	230

(in millions of euros)	2021	2020	2019
Dividends paid to minority shareholders	218	225	248
o/w sub-group Sonatel	166	165	192
o/w sub-group Orange Côte d’Ivoire	29	9	4
o/w Jordan Telecom	11	9	13
o/w group Orange Belgium	7	14	14
o/w Médi Telecom	-	24	22

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Credit part of equity attributable to non-controlling interests (a)	3,030	2,653	2,700
o/w group Orange Polska	1,170	953	986
o/w sub-group Sonatel	826	755	736
o/w sub-group Orange Côte d’Ivoire	257	230	200
o/w Telekom Romania Communications	267	-	-
o/w Jordan Telecom	171	154	166
o/w Médi Telecom	148	127	148
o/w group Orange Belgium	138	285	275
Debit part of equity attributable to non-controlling interests (b)	(10)	(10)	(13)
Total equity attributable to non-controlling interests (a) + (b)	3,020	2,643	2,687

The main movements at December 31, 2021 on non-controlling interests are related to the Buyback of Orange Belgium minority interests mainly under the Public Tender Offer launched in April 2021, as well as the Buyback of the remaining minority interests in Orange Bank and the acquisition of 54% of Telekom Romania Communications by Orange Romania in September 2021 (see Note 3.2).

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Accounting policies

Commitments to purchase non-controlling interests (put options)

When the Group grants firm or contingent commitments to purchase holdings from non-controlling shareholders, the carrying value of the non-controlling interests is reclassified to financial debt.

When the amount of the commitment exceeds the amount of the non-controlling interests, the difference is recorded as a reduction in equity attributable to the owners of the parent company. Financial debt is re-measured at each reporting period end in accordance with the contractual arrangements (at fair value or at present value if fixed price) and, in the absence of any guidance provided by IFRS, with a counterparty in net finance costs.

Non-controlling interests that are debtors

Total comprehensive income of a subsidiary is attributed to the owners of the parent company and to the non-controlling interests. In accordance with IFRS 10, this can result in the non-controlling interests having a deficit balance.

Transactions with owners

Each transaction with minority shareholders of an entity controlled by the Group, when not resulting in a loss of control, is accounted for as an equity transaction with no effect on consolidated comprehensive income.

15.7      Earnings per share

Net income

Net income, Group share, used for calculating basic and diluted earnings per share is determined according to the following method:

(in millions of euros)	2021	2020	2019
Net income - basic	233	4,822	3,004
Effect of subordinated notes	(225)	(255)	(268)
Net income attributable to the owners of the parent company - basic (adjusted)	8	4,567	2,736
Impact of dilutive instruments:
TDIRA	-	9	12
Net income attributable to the owners of the parent company - diluted	8	4,577	2,747

Number of shares

The weighted average number of shares used for calculating the basic and diluted earnings per share is presented below:

(number of shares)	2021	2020	2019
Weighted average number of ordinary shares outstanding	2,656,981,542	2,656,122,534	2,652,532,564
Impact of dilutive instruments on number of ordinary shares:
TDIRA	-	26,945,386	33,780,544
Free share award plan (LTIP)	776,743	720,936	1,662,103
Weighted average number of shares outstanding - diluted	2,657,758,285	2,683,788,856	2,687,975,211

The average market price of the Orange share in 2021 was higher than the fair value adopted under the LTIP 2019-2021, 2020-2022 and 2021-2023 free share award plans (see Note 6.3). The number of shares corresponding to this difference is dilutive at December 31, 2021.

The average market price of the Orange share in 2020 and 2019 was higher than the fair value adopted under the Orange Vision 2020, LTIP 2018-2020, 2019-2021 and 2020-2022 free share award plans (see Note 6.3). The number of shares corresponding to this difference was dilutive at December 31, 2020 and December 31, 2019.

The TDIRAs were not included in the calculation of diluted net earnings per share at December 31, 2021 since they are anti-dilutive, in contrast to December 31, 2020 and December 31, 2019 when they were dilutive.

Earnings per share

(in euros)	2021	2020	2019
Earnings per share - basic	0.00	1.72	1.03
Earnings per share - diluted	0.00	1.71	1.02

In 2021 basic earnings per share were 0.002953 euro per share and diluted earnings per share were 0.002952 euro per share.

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Accounting policies

Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations:

−    basic earnings per share are calculated by dividing net income for the year attributable to the equity holders of the Group, after deduction of the remuneration net of the tax to holders of subordinated notes, by the weighted average number of ordinary shares outstanding during the period;

−    diluted earnings per share are calculated based on the same net income, adjusted for the finance cost of dilutive debt instruments, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period. These instruments are considered to be dilutive when they have the effect of reducing earnings per share of continuing operations.

When basic earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of a capital increase at a price lower than the market price, and in order to ensure comparability of the reporting periods shown, the weighted average numbers of shares outstanding in current and previous periods are adjusted. Treasury shares owned, which are deducted from the consolidated equity, do not enter into the calculation of earnings per share.

Note 16     Unrecognized contractual commitments (telecom activities)

At December 31, 2021, Orange is not aware of having entered into any commitment involving entities controlled by the Group that may have a material effect on its current or future financial position, other than the commitments described in this note.

16.1      Operating activities commitments

(in millions of euros)	Total	Less than one year	From one to five years	More than five years
Operating activities commitments	12,837	3,580	5,840	3,417
Operating leases commitments	179	54	85	40
Handsets purchase commitments	3,850	1,558	2,286	6
Transmission capacity purchase commitments	1,714	213	519	982
Other goods and services purchase commitments	4,635	1,190	1,626	1,819
Investment commitments	1,081	430	640	10
Public initiative networks commitments (1)	82	14	56	12
Guarantees granted to third parties in the ordinary course of business	1,296	120	629	548

(1)   Including unrecognized contractual commitments carried by Orange SA in the context of the deployment of the High and Very High Speed network in France. The unrecognized contractual commitments relating to Orange Concessions’ group are presented in Note 11.3.

Lease commitments

Lease commitments include real estate leases relating to contracts for which the underlying asset will be available after December°31,°2021 and leases for which the Group applies the exemptions allowed by IFRS 16 (see Note 9).

(in millions of euros)	Minimum future lease payments
Property lease commitments	139
o/w technical activities	22
o/w shops/offices activities	117

Maturities are set forth below:

(in millions of euros)	Minimum future lease payments	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than five years
Property lease commitments	139	33	24	15	20	11	37

The lease commitments correspond to the outstanding minimum future lease payments until the normal date of renewal of the leases or the earliest possible termination date.

Real estate lease commitments in France represent 51% of all real estate lease commitments.

Handsets purchase commitments

Following the signing of new handset purchase commitments at the end of July 2021 for a three-year period, the total amount of handset purchase commitments was 3,850 million at year-end 2021.

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Transmission capacity purchase commitments

Transmission capacity purchase commitments as at December 31, 2021 represented 1,714 million euros. They included 397°million°euros for the provision of satellite transmission capacity (the term of these commitments extends until 2026 depending on the contracts) as well as an agreement on the use of an FTTH network in Spain in the amount of 878 million euros.

Other goods and services purchase commitments

The Group’s other goods and services purchase commitments mainly relate to network maintenance and management, as well as the acquisition of content.

At December 31, 2021, these commitments include:

−    commitments relating to the co-financed and leased lines for an amount of 950 million euros;

−    the purchase of broadcasting rights for an amount of 685 million euros;

−    energy purchase commitments for an amount of 555 million euros;

−    hosting services for active equipment for mobile sites under a "Built-to-suit" agreement for an amount of 435 million euros;

−    site management service contracts ("TowerCos") signed in Africa: the amount of these commitments represents 337 million euros;

−    the maintenance of submarine cables for which Orange has joint ownership or user rights, for an amount of 227 million euros;

−    the network maintenance for an amount of 194 million euros;

−    commitments to partners in the field of sports for an amount of 170 million euros.

Investment commitments

At the end of December 2021, investment commitments amounted to 1,081 million euros.

In addition to these commitments, which are expressed in monetary terms, the Group made certain commitments to the National Regulatory Authorities such as ensuring certain coverage of the population regarding fixed or mobile networks, particularly in the context of assignment of licenses and quality of service. These commitments will require investment expenditure in future years to roll out and enhance the networks. They are not shown in the table above if they have not been expressed in monetary terms, which is usually the case. The Group has accordingly agreed to meet the following conditions:

In France:

−    the obligations included in the authorization to use 5G frequencies in the 3.4-3.8 GHz band issued to Orange on November 12,°2020 are as follows:

-      the rollout of sites (3,000 sites by the end of 2022, 8,000 sites by the end of 2024 and 10,500 sites by the end of 2025), of which 25% must be located in rural areas or industrial areas outside of very densely populated areas,

-      widespread availability of a 5G service at all sites by the end of 2030, an obligation that may be met either with the 3.4-3.8 GHz band or another band,

-      the provision of a speed of at least 240 Mbps per sector from 75% of sites by the end of 2022, 85% of sites by the end of 2024, 90% of sites by the end of 2025, and 100% of sites by the end of 2030,

-      coverage of the main highways by the end of 2025, major roads by the end of 2027,

-      the provision of differentiated services and activation of the IPv6 network protocol (Internet Protocol version 6).

In addition, the commitments made by Orange to participate in the first stage of the procedure and which made it possible to obtain 50 MHz at a reserve price became obligations in the authorization issued:

-      from the end of 2023, Orange will have to provide a fixed offer from sites using the 3.5 GHz band and a fixed offer to cover the premises that benefit from fixed-access radio network services,

-      Orange will have to meet reasonable requests for the provision of services from private sector companies and public sector structures, provide indoor coverage, offer hosting for mobile virtual network operators (MVNOs) and be transparent about network failures and planned rollouts;

−    pursuant to the provisions of Article L. 33-13 of the French Postal & Electronic Communications Code regarding coverage in lightly inhabited areas:

-      Orange proposed that it commit to ensuring that, within its FTTH deployment scope in the AMII area, unless refused by third parties, that 100% of homes and professional premises would have access to FTTH sales offers by the end of 2020 (including a maximum 8% of premises connectable on demand) and that 100% of homes and professional premises would be made connectable by the end of 2022. Subsequent to the Arcep opinion, these proposals were accepted by the government in July 2018,

-      outside of the AMII area, Orange proposed that it make deployment commitments regarding AMEL in the Vienne, Haute-Vienne, Deux-Sèvres and Lot-et-Garonne departments,

-      lastly, Orange proposed to make commitments outside of the AMII and AMEL areas in the following departments: Orne, Hautes-Pyrénées, Yvelines, Territoire-de-Belfort, Guadeloupe and Martinique;

−    on January 14, 2018, the Orange Group and the other French mobile operators signed an agreement (the "New Deal") to ensure better mobile coverage of French territory, particularly rural areas. This agreement includes enhanced coverage obligations, which are included for the period 2018-2021 in our licenses in force in the bands 900 MHz, 1,800 MHz and 2,100 MHz, and for the post 2021 period, in the new licenses for 900 MHz, 1,800 MHz and 2,100 MHz awarded on November 15, 2018:

-      targeted programs for the improvement of coverage, with the coverage of 5,000 areas by operator by 2029,

-      the generalization of 4G by the end of 2020 on almost all existing mobile sites,

-      the acceleration of the coverage of the transport routes, ensuring that the main road and rail routes have 4G coverage,

-      the supply of a fixed 4G service and the extension of the service to 500 additional sites upon request from the government by 2020,

-      the widespread use of telephone coverage inside buildings, proposing voice over Wi-Fi and SMS over Wi-Fi offers and offers involving the indoor coverage of buildings upon request,

-      the improvement of reception quality throughout the country, particularly in rural areas, with good coverage (according to the Arcep decision No. 2016-1678 relative to publications giving information on mobile coverage) by 2024-2027;

−    in 2015, in France, when the frequencies in the 700 MHz band were allocated:

-      coverage obligations in "priority deployment areas" (40% of the country within 5 years, 92% within 12 years and 97.7% within 15 years) and in "white area" not yet covered by a broadband network (100% within 12 years), at the level of priority road routes (100% within 15 years) and at the level of the national rail network (60% within 7 years, 80% within 12 years and 90% within 15 years);

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−    in 2011, in France, when the frequencies in the 2.6 GHz and 800 MHz bands were allocated:

-      an optional commitment to host mobile virtual network operators (MVNOs) on certain technical and pricing terms under Full MVNO schemes,

-      an obligation to provide mobile coverage with theoretical maximum download speeds of at least 60 Mbps per user (25% of the country within 4 years and 75% within 12 years for the 2.6 GHz band, 98% of the country within 12 years and 99.6% within 15 years for the 800 MHz band) which can be met by using both the allocated frequencies and other frequencies,

-      for the 800 MHz band, specifically: a coverage obligation in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming services, a coverage obligation in each department (90% within 12 years, 95% within 15 years) and an obligation to pool resources in communities covered by the "white area" program.

In Europe:

−    in 2021 in Spain, when the two license blocks in the 700 MHz band were allocated:

-      an obligation to provide network coverage of the municipalities with a population of more than 50,000 (30% in one year, 70% in three years and 100% in four years),

-      an obligation to provide network coverage of airports, ports, railway stations and roads for municipalities with more than 50,000 inhabitants by the end of 2025;

−    when a 5G license in the 700 MHz band was awarded in Slovakia in 2020:

-      an obligation to provide 5G services using a new radio access network within two years of the award,

-      an obligation to cover 95% of the population of the regional capitals by the end of 2025, 90% of the population outside the regional capitals and 70% of the total population by the end of 2027.

In Africa & Middle East:

−    in 2016, in Senegal, when the 4G license was awarded and the license for mobile 2G and 3G was renewed:

-      a coverage obligation of 90% of the population in 3 years,

-      an obligation to cover in 5 years all territory in the inhabited border areas of Senegal whose number of inhabitants is equal to or greater than 200,

-      a coverage obligation on national roads and highways in 2 years;

−    in 2016, in Egypt, when the 4G license was granted, an obligation to provide 4G coverage of 11% of the population in one year, 42.5% in four years, 69.5% in six years and 70% within ten years;

−    in 2020, in Burkina Faso, when the 4G license was granted and the 2G and 3G licenses renewed, an obligation to cover 60 new localities over eight years and roads over six years.

Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that the Group has the ability to fulfill these commitments towards government authorities.

Guarantees granted to third parties in the ordinary course of business

Commitments made by the Group to third parties in the ordinary course of business represented 1,296 million euros at December°31,°2021. They include 642 million euros of performance guarantees granted to some of its Enterprise customers, in particular in the context of network security and remote access.

The amount of guarantees granted by the Group to third parties (financial institutions, partners, customers and government agencies) to cover the performance of the contractual obligations of non-consolidated entities is not significant. Guarantees granted by the Group to cover the performance of the contractual obligations of the consolidated subsidiaries are not considered as unrecognized contractual commitments, as they would not increase the Group’s commitments in comparison to the underlying obligations of the consolidated subsidiaries.

16.2      Consolidation scope commitments

Asset and liability warranties granted in relation to disposals

Under the terms of agreements between certain Group companies and the acquirers of certain assets, the Group is subject to warranty clauses relating to assets and liabilities. Nearly all material sale agreements provide for ceilings on these warranties.

At December 31, 2021, the main warranties in effect were the following:

−    the uncapped warranties granted to the EE joint venture when contributing the operations in the United Kingdom, concerning the restructuring of equity investments and assets done prior to the contribution expiring in 2022;

−    a warranty given to BT as part of the EE sale, backed 50/50 by Orange Group and Deutsche Telekom as tax and operating warranties, except for events ascribable solely to one or the other, and capped at the contractually set disposal price of 5.1°billion°pounds sterling (6.1 billion euros converted at the exchange rate at December 31, 2021) for Orange’s share, which will expire in 2023;

−    standard uncapped warranties granted to Vivendi as part of the additional disposal of Dailymotion (completed in 2017 for the remaining 10% of the share capital). These warranties will expire at the end of the statutory limitation period;

−    warranties granted to the HIN consortium in connection with the disposal of Orange Concessions (50% of the capital sold in 2021), which will expire at the end of 12 months, with the exception of the tax and fundamental warranties, which will expire after 60 days and 3 years, respectively;

−    warranties granted to the APG group in connection with the disposal of FiberCo Poland (50% of the capital sold in 2021), which will expire at the end of 18 months, with the exception of the tax and fundamental warranties, which will expire after 7 and 6 years, respectively;

−    miscellaneous standard warranties granted to buyers of real estate sold by the Group.

Orange believes that the risk of these warranties being enforced is remote and that the potential consequences of their being called are not material with respect to the Group’s results and financial position.

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Asset and liability warranties received in relation to acquisitions

Under the terms of acquisition agreements between Group companies and the transferors of certain assets, the Group received warranty clauses relating to assets and liabilities. Nearly all material acquisition agreements provide for ceilings on these warranties.

At December 31, 2021, the main warranties in effect were the following:

−    standard and specific capped warranties obtained from Hellenic Telecommunications Organization S.A. in connection with the acquisition of Telekom Romania Communications, which will expire on March 31, 2023 (with respect to the general representations and warranties) and September 30, 2028 (with respect to the fundamental warranties). Some specific capped allowances have also been obtained, for up to 10 years.

Orange believes that the risk of all these warranties being enforced is remote and that the potential consequences of their being called are not material with respect to the Group’s results and financial position.

Commitments relating to securities

Under the terms of agreements with third parties, Orange can make or receive commitments to purchase or to sell securities. The on- going commitments at December 31, 2021 are not likely to have material impacts on the Group’s financial position.

Orange Tunisie

Under the terms of the shareholders’ agreement with Investec dated May 20, 2009, Orange has a call option giving it the right to purchase at market value 1% of the share capital of Orange Tunisie plus one share, subject to regulatory authorizations. If this option were to be exercised, Orange would take control of Orange Tunisie. Investec would then have the right to sell to Orange 15% of the share capital of Orange Tunisie at market value.

Orange Concessions

Under the terms of the shareholders’ agreement signed on March 27, 2021, which became effective on November 3, 2021, with the HIN consortium (made up of La Banque des Territoires, Caisse des dépôts, CNP Assurances and EDF Invest), Orange has a call option that can be exercised in fiscal year 2025 enabling it to acquire at market value 1% of the voting rights of Orange Concessions, subject to the award of the authorizations.

FiberCo Poland

Under the terms of the shareholders’ agreement with APG Group signed on April 11, 2021, Orange has a call option that can be exercised from fiscal year 2027 giving it the right to purchase at market value 1% of the share capital of ´Swiatlowód Inwestycje Sp.z o.o., subject to the award of the authorizations.

16.3      Financing commitments

The Group’s main commitments related to borrowings are set out in Note 14.

Orange has pledged (or given as guarantees) certain investment securities and other assets to financial institutions or used them as collateral to cover bank loans and credit facilities.

Guarantees granted to some lending institutions to finance consolidated subsidiaries are not set out below.

Assets covered by commitments

The items presented below do not include the impact of the regulation on the transferability of the assets or the possibility of contractual restrictions in network asset sharing agreements.

As of December 31, 2021 Orange has no material pledge on its subsidiaries’ securities.

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Assets held under leases	998	716	636
Non-current pledged, mortgaged or receivership assets (1)	21	20	366
Collateralized current assets	2	2	2
Total	1,021	739	1,004

(1)   Non-current pledged, mortgaged or receivership assets are shown excluding cash collateral deposits, which are presented in Note 9.

Non-current pledged or mortgaged assets comprise the following assets given as guarantees:

December 31, 2021 (in millions of euros)	Total in statement of financial position (a)	Amount of asset pledged, mortgaged or receivership (b)	Percentage (b)/(a)
Intangibles assets, net (excluding goodwill)	14,852	19	0%
Property, plant and equipment, net	30,479	2	0%
Non-current financial assets	977	-	-
Other (1)	34,894	-	-
Total	81,202	21	0%

(1)   This item mainly includes net goodwill, interests in associates, net deferred tax assets, non-current derivatives assets and rights of use.

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Note 17     Mobile Financial Services activities

17.1      Financial assets and liabilities of Mobile Financial Services

The financial statements of Mobile Financial Services activities were put into the format of Orange group’s consolidated financial statements and therefore differ from a presentation that complies with the banking format.

In order to improve the readability of financial statements and to be able to distinguish the performance of telecom activities from the performance of the Mobile Financial Services activities, the notes related to financial assets and liabilities as well as financial income or expenses are split to respect these two business areas.

Note 13 presents the financial assets, liabilities and related gains and losses specific to telecom activities and Note 17 concerns the activities of Mobile Financial Services with regard to its assets and liabilities, with net financial income being not material.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Mobile Financial Services activities are not eliminated) with the consolidated statement of financial position at December 31, 2021.

(in millions of euros)	Orange consolidated financial statements	o/w telecom activities	Note	o/w Mobile Financial Services	Note	o/w eliminations telecom activities/mobile financial services
Non-current financial assets related to Mobile Finance Services activities	900	-		900	17.1.1	-
Non-current financial assets	950	977	13.7	-		(27) (1)
Non-current derivatives assets	683	682	13.8	0	17.1.3	-
Current financial assets related to Mobile Financial Services activities	2,381	-		2,385	17.1.1	(4)
Current financial assets	2,313	2,313	13.7	-		-
Current derivatives assets	7	7	13.8	-	17.1.3	-
Cash and cash equivalents	8,621	8,188	14.3	433		-
Non-current financial liabilities related to Mobile Finance Services activities	-	-		28	17.1.2	(27) (1)
Non-current financial liabilities	31,922	31,922	13.3	-		-
Non-current derivatives liabilities	220	161	13.8	59	17.1.3	-
Current financial liabilities related to Mobile Financial Services activities	3,161	-		3,161	17.1.2	-
Current financial liabilities	3,421	3,426	13.3	-		(4)
Current derivatives liabilities	124	124	13.8	-	17.1.3	-

(1)   Loan granted by Orange SA to Orange Bank.

The Mobile Financial Services segment includes Orange Bank and other entities. As the contribution of other entities to the statement of financial position of the Mobile Financial Services segment and a fortiori of the Group was not material, only Orange Bank data is presented in detail below.

Accounting policies

Since the concept of current or non-current is non-existent in bank accounting, financial assets and liabilities related to loans and borrowings to customers or credit institutions (the ordinary activities of a bank) are classified as current for all periods presented.

With regard to other financial assets and liabilities, classification as current and non-current has been made in light of both the original intention of management and the nature of the assets and liabilities in question. For instance, with regard to Orange Bank’s other financial assets, since investments are managed by portfolio, only the transaction portfolios (financial assets at fair value through profit or loss) have been recognized in current financial assets.

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17.1.1     Financial assets related to Orange Bank transactions (excluding derivatives)

The financial assets in connection with the transactions of Orange Bank break down as follows:

(in millions of euros)	December 31, 2021			December 31, 2020	December 31, 2019
	Non-current	Current	Total	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	3	-	3	2	2
Investments securities	3	-	3	2	2
Financial assets at fair value through other comprehensive income that may be reclassified to profit or loss	439	2	441	540	656
Debt securities	439	2	441	540	656
Financial assets at fair value through profit or loss	73	-	73	94	179
Investments at fair value	-	-	-	-	79
Cash collateral paid	59	-	59	74	76
Other	14	-	14	20	25
Financial assets at amortized cost	385	2,366	2,752	2,651	3,519
Fixed-income securities	385	2	387	579	506
Loans and receivables to customers	-	2,297	2,297	2,000	1,937
Loans and receivables to credit institutions	-	66	66	70	1,073
Other	-	1	1	2	3
Total financial assets related to Orange Bank activities	900	2,369	3,268	3,288	4,357

Debt securities at fair value through other comprehensive income that may be reclassified subsequently to profit or loss

(in millions of euros)	2021	2020	2019
Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss - in the opening balance	540	656	925
Acquisitions	732	386	165
Repayments and disposals	(839)	(500)	(442)
Changes in fair value	-	1	9
Other items	7	(3)	(1)
Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss - in the closing balance	441	540	656

(in millions of euros)	2021	2020	2019
Profit (loss) recognized in other comprehensive income during the period	1	1	8
Reclassification in net income during the period	0	0	1
Other comprehensive income related to Orange Bank	1	1	9

Loans and receivables of Orange Bank

Loans and receivables of Orange Bank are composed of loans and receivables with customers and credit institutions.

In the context of adapting the bank’s accounts into the Group’s financial statements, the following have been considered as loans and advances to customers: clearing accounts and other amounts due, as well as amounts related to securities transactions on behalf of customers.

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Overdrafts	828	802	869
Housing loans	914	869	876
Investment loans	86	129	163
Installment receivables (1)	422	183	-
Current accounts	5	10	17
Other	42	7	12
Total loans and receivables to customers	2,297	2,000 (2)	1,937
Overnight deposits and loans	2	-	945
Loans and receivables	45	52	85
Other	19	18	43
Total loans and receivables to credit institutions	66	70	1,073

(1)   Purchase of Orange Spain receivables.

(2)   Since October 2020, Orange Bank is engaged in a self-subscribed securitization program of a portfolio of French personal loans for approximately 600 million euros.

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Accounting policies

Financial assets

−    Financial assets at fair value through profit or loss (FVR)

Certain equity securities which are not consolidated or equity-accounted and cash investments such as negotiable debt securities, deposits and money market mutual funds (UCITS), which are compliant with the Group’s liquidity risk management policy, may be designated by Orange Bank as being recognized at fair value through profit or loss. These assets are recognized at fair value at inception and subsequently. All changes in fair value are recorded in profit or loss.

−    Financial assets at fair value through other comprehensive income that may not be reclassified to profit or loss (FVOCI)

Equity securities which are not consolidated or equity-accounted are, subject to exceptions, recognized as assets at fair value through other comprehensive income that may not be reclassified to profit or loss. They are recognized at fair value at inception and subsequently. Temporary changes in value and gains (losses) on disposals are recorded in other comprehensive income that may not be reclassified to profit/loss.

−    Financial assets at fair value through other comprehensive income that are or may be reclassified subsequently to profit or loss (FVOCIR)

Assets at fair value through other comprehensive income that are or may be reclassified to profit or loss mainly include investments in debt securities. They are recognized at fair value at inception and subsequently. Temporary changes in value are recorded in other comprehensive income that may be reclassified to profit or loss. In case of disposal, the cumulative profit (or loss) recognized in other comprehensive income that may be reclassified to profit or loss is then reclassified to profit or loss.

−    Financial assets at amortized cost (AC)

This category primarily comprises miscellaneous loans and receivables as well as fixed-income securities held with the aim of collecting contractual flows. These instruments are recognized at fair value at inception and are subsequently measured at amortized cost using the effective interest method.

Impairment of financial assets

In accordance with IFRS 9, debt instruments classified as financial assets at amortized cost or as financial assets at fair value through other comprehensive income, rental receivables, financing commitments and financial guarantees given are systematically subject to impairment or a provision for expected credit loss. These impairments and provisions are recorded as soon as loans are granted, commitments are concluded or bond securities are acquired, without waiting for the appearance of an objective indication of impairment.

To do this, the financial assets concerned are split into three categories according to the change in credit risk observed since their initial recognition and a depreciation is recorded on the amount outstanding of each of these categories as follows:

−    performing loans: the calculation of losses expected is made on a 12-months basis, and the financial income (interest) is calculated on the basis of the instrument’s gross amount;

−    impaired loans: if the credit risk has significantly worsened since the debt has been booked to the balance sheet, the expected losses, estimated over the duration of the loan, are recognized and the financial income (interest) is calculated based on the gross amount of the instrument;

−    doubtful loans: the expected loss, estimated over the duration of the loan, is depreciated. The financial income is calculated on the basis of the amount of the instrument net of the depreciation.

17.1.2     Financial liabilities related to Orange Bank transactions (excluding derivatives)

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Payables to customers	1,796	1,883 (1)	3,357
Debts with financial institutions	1,009	885	448
Deposit certificate	356	358	475
Other	27	30	28
Total Financial liabilities related to Orange Bank activities (2)	3,188	3,155	4,307

(1)   The decrease on payables to customers between 2019 and 2020 is mainly due to the discontinuation of Groupama group companies’ account-holding activities.

(2)   Including 28 million euros of non-current financial liabilities in 2021, 2020 and 2019.

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Debts related to Orange Bank transactions are composed of customer deposits and bank debts with financial institutions.

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Current accounts	764	949	2,546
Passbooks and special savings accounts	995	908	781
Other	37	26	30
Total payables to customers	1,796	1,883	3,357
Term borrowings and advances	667	615	448
Securities delivered under repurchase agreements	331	270	-
Other	11	-	-
Total debts with financial institutions	1,009	885	448

17.1.3     Derivatives of Orange Bank

Derivatives qualified as fair value hedges

The main unmatured fair value hedges at the end of 2021 and set up by Orange Bank concern the following interest rate swaps:

−    679 million euros in notional value (of which 4 million euros maturing in 2022, 210 million euros maturing between one and five years and 465 million euros at more than five years), macro-hedging a portion of the real estate loan portfolio. The fair value of these derivatives at December 31, 2021 was (0.07) million euros;

−    210 million euros in notional value hedging a portfolio of French inflation-indexed fungible Treasury bonds (Obligations Assimilables du Trésor indexées sur l’inflation française - OATi) of the same amount and maturity, i.e. 2023. The fair value of these swaps at December 31, 2021 was (39) million euros;

−    150 million euros in notional value (of which 26 million euros maturing in 2022, 24 million euros maturing between one and two years and 100 million euros at more than five years), hedging a portfolio of French fungible Treasury bonds (Obligations Assimilables du Trésor - OAT) of the same amount and maturity. The fair value of these swaps at December 31, 2021 was 0.3 million euros;

−    20 million euros in notional value hedging a portfolio of French Treasury bonds (Obligations Assimilables du Trésor indexées sur l’estimation - OATie) indexed to inflation of the same amount and maturity, i.e. 2030. The fair value of these swaps at December 31, 2021 was (6) million euros;

−    5 million euros in notional value hedging a portfolio of securities maturing in 2028 whose fair value at December 31, 2021 was (0.3) million euros.

The ineffective portion of these hedges recognized in profit or loss in 2021 was not material.

Cash flow hedge derivatives

At January 1, 2020, Orange Bank had documented a micro-hedge of its issues with interest rate swaps which, at the end of 2021, represented:

−    218 million euros in notional value (of which 135 million euros maturing in 2022 and 83 million euros maturing between one and two years) hedging negotiable debt securities issued by the bank, the fair value of which at December 31, 2021 was almost zero.

Trading Derivatives

−    Orange Bank has set up interest rate swaps as economic hedges (not designated as hedges under IFRS) of EIB securities for a total notional amount of 10 million euros maturing in 2029, the fair value of which was (0.25) million euros at December 31, 2021. The net effects of this hedging strategy on the income statement are not material.

−    Orange Bank has a portfolio of trading swaps with a total notional value of 28 million euros (of which 18 million euros maturing between two and five years and 10 million euros at more than five years) and a total fair value at December 31, 2021 of (0.4) million euros. The net effects of this hedging strategy on the income statement are not material.

−    Orange Bank has set up interest rate futures with a notional amount of 202 million euros. The notional amount of these derivatives gives only an indication of the volume of outstanding contracts on the financial instrument markets and does not reflect the market risks associated with such instruments or the nominal value of the hedged instruments. The net effects of this hedging strategy on profit or loss are not material.

17.2      Information on market risk management with respect to Orange Bank activities

Orange Bank has its own risk management system in accordance with banking regulations. In terms of banking regulation, Orange Bank is under the supervision of the French Prudential Supervision and Resolution Authority (Autorité de contrôle prudentiel et de résolution - ACPR) and must at all times comply with capital requirements in order to withstand the risks associated with its activities.

Orange Bank’s activities expose it to all of the risks defined by the ordinance of November 3, 2014, relating to the internal control of companies in the banking, payment services and investment services sector subject to the control of the ACPR:

−    credit risk and counterparty risk: risk of loss incurred in the event of the default of a counterparty or counterparties considered as the same beneficiary;

−    consolidation risk: risk arising from an excessive exposure to a counterparty, to a group of counterparties operating in the same economic sector or the same geographic area, or the application of credit risk reduction techniques, particularly collateral issued by a single entity;

−    market risk: risk of loss due to movements in market prices;

−    operational risk: risk resulting from an inadequacy or a failure due to procedures, staff, internal systems or to outside events, including events that are unlikely to occur but that would incur a high risk of loss. Operational risk includes risks of internal and external fraud and IT risk;

−    interest rate risk: risk incurred in the event of changes in interest rates impacting on-balance sheet and off-balance sheet transactions, excluding, where applicable, transactions exposed to market risks;

−    liquidity risk: risk that the company would not be able to meet its commitments or not be able to unwind or offset a position due to the market situation;

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−    non-compliance risk: risk of judicial, administrative or disciplinary sanction, significant financial loss or damage to reputation, arising from non-compliance with provisions specific to banking and financial activities.

The size of the bank and its moderate risk profile led to the choice of standard methods regarding the application of Regulation No. 575/2013 of the European Parliament and of the Council on June 26, 2013.

Orange Bank is not involved with complex products. For market operations, the Risk Department defines, on one hand, the limits implemented and controlled and, on the other hand, the quality of the authorized signatories.

In addition, the Bank has defined and regularly tests its business continuity system. The Bank has also undertaken, as comprehensively as possible, the identification and assessment of its operational risks, for which it also monitors occurrences.

In line with regulations, and in particular Titles IV and V of the Ordinance of November 3, 2014, the bank’s Executive Committee, upon recommendation of the Risk Management Department, sets the institution’s risk policy, which is formalized through the risk appetite framework and is guarantor of its proper implementation.

The Risk Management Department analyzes and monitors risks, carries out the necessary controls and produces reports for various committees: The Credit Committee (management of credit and counterparty risk), Risks and Audit Committee (management of operational risks), Financial Security and Compliance Committee (management of non-compliance risk), ALM Committee (management of market, interest rate and liquidity risks) and the Executive Committee.

17.2.1     Credit and counterparty risk management

Against the backdrop of the health crisis, Orange Bank continued to maintain a cautious provisioning policy.

In France, Orange Bank reviewed its credit risk estimate by taking into account the uncertainties surrounding the economic situation due to the health crisis and considered that segment provisions (i.e. around 5 million euros on the hotel, commercial real estate and private bank loans) and the input stress measures (i.e. approximately 6 million euros on consumer credit) used to calculate provisions should be renewed.

Furthermore, the retail bank, consumer credit and demand accounts asset category, is a statistical method for calculating expected losses. In this respect, the inputs estimated internally by Orange Bank (probability of default (PD), exposure at default (EAD) and loss given default (LGD)) were back tested in 2021 in order to check the performance of the model in production and to take account of the new definition of default (NDOD) that came into force on January 1, 2021. These works led to the recalibrating of inputs for all products. The new recalibrated inputs take into account a more recent data history to estimate the probability of default and loss given default.

To take into account the review of these inputs, a provision of 7 million euros was recognized at December 31, 2021, 6 million euros of which pertain to consumer credit and 1 million euros to demand deposit accounts.

In Spain, Orange Bank maintained its prudent provisioning policy on the receivables disposal program with Orange Spain. Thanks to a second year of production of short loans, Orange Bank has gained more perspective, leading to a revision of its provisioning rates in 2021. This rates adjustment, based on a preliminary statistical study, has made it possible to estimate new risk inputs for the calculation of expected loss, more conservative than the hedging rates recommended by the Bank of Spain on the consumer credit asset category. In this respect, an additional provision of 8 million euros was recognized at December 31, 2021. With a view to 2022, works are in progress for a finer analysis and to build statistical models enhanced with data from ongoing observations of portfolio behavior.

At end-December 2021, cost of risk for Orange Bank amounted to 38 million euros (i.e. 1.7% of average outstanding) of which 14 million euros in France (i.e. 0.8% of average outstanding) and 24 million euros in Spain (i.e. 7% of average outstanding).

Excluding methodological adjustments, cost of risk would amount to 23 million euros (i.e. 1% of average outstanding) of which 7 million euros in France (i.e. 0.4% of average outstanding) and 16 million euros in Spain (i.e. 4.6% of average outstanding).

17.2.2     Market and interest rate risk management

Orange Bank does not carry out trading operations on its own behalf, its market activity mainly concerns investments to optimize liquidity management and purchases of interest rate hedges.

The outstanding securities portfolio continues to decrease in line with the bank’s strategy, market risk indicators remain almost stable and the associated risks are immaterial.

Fixed interest securities in investment portfolios are hedged. At December 2021, 28% of investment portfolio securities had a maturity below one year. Orange Bank has no exposure classified in trading portfolio. Interest rate risk, after the capital increase that occurred in October 2021, is less than 5% of CET1. The basic risk is immaterial.

Orange Bank finalized its transition plan from Eonia benchmark indices toward €ster (iBor) in 2021; the novation of contracts with the bank counterparties was carried out and the documentation of updated hedging relations.

17.2.3     Liquidity risk management

In 2021, Orange Bank continued to prudently manage its liquidity. At December 2021, Net Funding Stable Funding Ratio (NSFR) was 137% and LCR (short-term liquidity coverage ratio) ratio reached 1,033%. Nevertheless, 2021 was characterized by the increase in the liquidity deficit associated with customer operations. The latter rose from (300) million euros in early 2021 to (650) million euros at December 2021. The changes in this deficit can be mainly explained by loan production while customer deposits are down, due to the extinctive management of certain portfolios (especially the enterprise activity).

Orange Bank intensified the diversification of its financing sources and in order to anticipate loan production growth and the slowdown of TLTRO programs of the ECB.

17.2.4     Operational risk management

At bank level, the operational risk guidance scope covers:

−    operational risks carried by all the bank’s activities (management, operating and support activities);

−    operational risks from essential service providers.

Operational risk is managed by the Permanent Control and Operational Risk Director who reports to the Risk, Controls and Compliance Director, who in turn is directly under the authority of an Orange Bank effective manager.

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A system is in place for identifying all of the bank’s operational incidents (proven risks) including non-compliance. Incidents are reported as soon as they are detected by all bank employees in a dedicated IT tool.

In the event of the identification of non-compliance incidents, the operational risks department notifies the compliance department to ensure monitoring and management of such incidents.

The operational losses sustained by the bank amounted to 1.3 million euros in 2021. They amounted to 1.4 million euros in 2020 and 1.3 million euros in 2019. The bulk of operational losses were related to external fraud (means of payment and credit).

17.2.5     Non-compliance risk management

Orange Bank has a Compliance department, which reports to the Risk, Control and Compliance director. In addition, the bank is equipped with a system that enables it to guarantee regular monitoring of changes that may occur in the texts applicable to its activity. The presentation of major regulatory amendments is also carried out in the Compliance, Financial Security and Fraud Committees.

The Financial Security and Compliance Committee meets every quarter to examine the actions and situation of bank with respect to compliance, in particular in the light of its customer protection obligations.

The Human Resources Department training unit, in conjunction with the compliance unit, handles the establishing and monitoring of employee training procedures, the foundation of the compliance system. Mandatory training programs are organized for all new arrivals. In 2021, 105 new employees participated in mandatory training provided in person (or via video conference due to the COVID crisis) by the Compliance Manager.

Furthermore, training programs dedicated to mortgages and to consumer credit and to the claims management system are given to the employees concerned.

Lastly, the compliance unit contributes its expertise in the preparation of answers to address sensitive customer complaints as well as those sent to us directly the supervisory authorities.

17.2.6     Remaining term to maturity

The following table details the remaining terms of Orange Bank’s financial assets and liabilities, calculated on the basis of the contractual maturity dates:

−    maturity-by-maturity for amortizable transactions;

−    for roll-over loans, since renewals cannot be presumed, the renewal dates are taken to be the final maturity dates;

−    since derivatives are interest rate swaps, they are not subject to any exchange of notional. Their fair value has been broken down by maturity.

(in millions of euros)	Note	December 31, 2021	2022	2023 to 2026	2027 and beyond
Investments securities	17.1.1	3	-	3	-
Debt securities	17.1.1	441	127	307	8
Investments at fair value	17.1.1	-	-	-	-
Fixed-income securities	17.1.1	387	80	160	147
Loans and receivables to customers	17.1.1	2,297	586	1,058	653
Loans and receivables to credit institutions	17.1.1	66	66	-	-
Other financial assets and derivatives		74	60	-	14
Total financial assets		3,268	918	1,528	822
Payable to customers	17.1.2	1,796	1,796	-	-
Debts with financial institutions	17.1.2	1,009	346	663	-
Deposit certificate	17.1.2	356	273	83	-
Other financial liabilities and derivatives		87	1	53	33
Total financial liabilities		3,247	2,416	799	33

17.2.7     Fair value of financial assets and liabilities of Orange Bank

(in millions of euros)	Note	Classification under IFRS 9 (1)	December 31, 2021
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables	17.1.1	AC	2,363	2,363	-	2,363	-
Financial assets at amortized cost	17.1.1	AC	387	387	387	-	-
Financial assets at fair value through profit or loss	17.1.1	FVR	73	73	73	-	-
Debt securities	17.1.1	FVOCIR	441	441	441	-	-
Investments securities	17.1.1	FVOCI	3	3	3	-	-
Cash and cash equivalent (2)	17.1	AC	360	360	360	-	-
Financial liabilities related to Orange Bank activities	17.1.2	AC	(3,188)	(3,188)	-	(3,188)	-
Derivatives (net amount) (3)	17.1.3		(58)	(58)	-	(58)	-

(1)   "AC" stands for "amortized cost", "FVR" stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".

(2)   Includes only cash.

(3)   The classification for derivatives instruments depends on their hedging qualification.

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(in millions of euros)	Note	Classification under IFRS 9 (1)	December 31, 2020
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables	17.1.1	AC	2,070	2,070	-	2,070	-
Financial assets at amortized cost	17.1.1	AC	581	580	580	-	-
Financial assets at fair value through profit or loss	17.1.1	FVR	94	94	94	-	-
Debt securities	17.1.1	FVOCIR	540	540	540	-	-
Investments securities	17.1.1	FVOCI	2	2	2	-	-
Cash and cash equivalent (2)		AC	254	254	254	-	-
Financial liabilities related to Orange Bank activities	17.1.2	AC	(3,155)	(3,155)	-	(3,155)	-
Derivatives (net amount) (3)			(75)	(75)	-	(75)	-

(1)   "AC" stands for "amortized cost", "FVR" stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".

(2)   Includes only cash.

(3)   The classification for derivatives instruments depends on their hedging qualification.

(in millions of euros)	Note	Classification under IFRS 9 (1)	December 31, 2019
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables	17.1.1	AC	3,010	3,010	-	3,010	-
Financial assets at amortized cost	17.1.1	AC	509	501	501	-	-
Financial assets at fair value through profit or loss	17.1.1	FVR	179	179	179	-	-
Debt securities	17.1.1	FVOCIR	656	656	628	28	-
Investments securities	17.1.1	FVOCI	2	2	2	-	-
Cash and cash equivalent (2)		AC	369	369	369	-	-
Financial liabilities related to Orange Bank activities	17.1.2	AC	(4,307)	(4,307)	-	(4,307)	-
Derivatives (net amount) (3)			74	(74)	-	(74)	-

(1)   "AC" stands for "amortized cost", "FVR" stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".

(2)   Includes only cash.

(3)   The classification for derivatives instruments depends on their hedging qualification.

17.3      Orange Bank’s unrecognized contractual commitments

As at December 31, 2021, Orange Bank is not aware of having entered into any commitment that may have a material effect on its current or future financial position, other than the commitments mentioned below.

Commitments given

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Financing commitments (1)	88	87	421
Guarantee commitments	6	8	8
On behalf of financial institutions	4	4	4
On behalf of customers	2	3	4
Property lease commitments	-	-	23
Total	94	94	452

(1)   Corresponds to credit commitments granted to customers, credits granted but not yet released and unused portion of financing granted. As at December 31, 2019, these commitments also included a financing commitment for Groupama of 320 million euros, a commitment which ended in 2020 due to the discontinuation of the account-keeping activity that Orange Bank provided with entities of the Groupama group.

Commitments received

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Received from financial institutions (1)	871	770	747
Received from customers	88	102	149
Total	959	872	896

(1)   Corresponds to guarantees received from Crédit Logement to counter-guarantee the mortgages distributed.

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Assets covered by commitments

(in millions of euros)	December 31, 2021	December 31, 2020	December 31, 2019
Assets pledged as security to lending financial institutions as guarantees for bank loans	848	1,160	1,126
Total	848	1,160	1,126

Note 18     Litigation

This note presents all of the significant disputes in which the Group is involved with the exception of litigation relating to disputes between Orange and the tax or social administrations in relation to operational or income taxes or social contributions. These disputes are described, respectively, in Notes 6.2 and 10.3, as appropriate.

At December 31, 2021, the provisions for risks recorded by the Group for all the disputes (except those presented in Notes 6.2 and 10.3) amounted to 405 million euros (versus 525 million euros at December 31, 2020 and 643 million euros at December 31, 2019). Orange believes that any disclosure of the amount of provisions on a case-by-case basis for ongoing disputes could seriously harm the Group’s position. The balance and overall movements on provisions are presented in Note 5.2.

France

Mobile services

−    In parallel to the judicial inquiry for which a final decision was handed down on December 17, 2015 a final verdict was reached by the French Competition Authority fining Orange 350 million euros for having implemented four anti-competitive practices in the "Enterprise" market segment and imposing injunctions, SFR brought an action on June 18, 2015, for damages suffered because of Orange’s practices. After several successive increases in April 2016 and September 2018, SFR raised its claim to 3 billion euros in July 2019. In the wake of this decision, Céleste and Adista also brought actions against Orange before the Paris Commercial Court for damages. Orange and SFR entered into a memorandum of understanding, notably putting an end to their dispute. SFR withdrew its claim for damages from the Paris Commercial Court which duly noted this withdrawal on April 2, 2021. This dispute is now closed. The investigation of the cases of Céleste and Adista versus Orange are ongoing. To date, the overall claims of Céleste and Adista represent a total of 47 million euros.

−    Concurrently to their complaints filed with the French Competition Authority, regarding the practices of Orange in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guiana, for which Orange received a definitive sentence, Digicel and Outremer Telecom initiated before the Paris Commercial Court legal actions for alleged damages stemming from these practices. After being sentenced by the Paris Commercial Court in March 2015, the Paris Court of Appeal decreased the amount of the fine to be paid to Outremer Telecom to 3 million euros in May 2017, noting inter alia that the damages should be discounted at the statutory rate of interest. On December 18, 2017 the Paris Commercial Court ordered Orange to pay Digicel the sum of 180 million euros, to which should be added interest calculated from March 2009 until the date of payment at a higher interest rate than the rate ordered by the Paris Court of Appeal in the Outremer Telecom litigation, i.e. a total amount of 346 million euros. On June 17, 2020, the Paris Court of Appeal overturned judgment and in particular the discounting method applied to the damages set forth in the judgment rendered by the Paris Commercial Court on December 18, 2017, which ordered Orange to pay Digicel 180 million euros in principal. Following this judgment, Orange was refunded 97 million euros. Orange appealed to the French Supreme Court and re-assessed the risk related to the possible reversal of the Court of Appeal’s judgment, which would return the parties to the situation following the first-instance court’s decision.

Fixed services

−    In 2010, SFR and then Verizon summoned Orange SA to appear before the Paris Commercial Court demanding the reimbursement of alleged overpayments on interconnection services provided by Orange, the price of which allegedly did not reflect their cost. On June 18 and 25, 2013, the Paris Commercial Court dismissed their claims but ordered Orange to pay Verizon 1 million euros in damages with respect to services provided in 2008. Orange paid this amount in 2013. SFR and Verizon filed appeals against these decisions. In December 2015, the Paris Court of Appeal dismissed in full the claims made by SFR and in September 2017, the French Supreme Court rejected SFR’s appeal. Furthermore, in April 2017, the Paris Court of Appeal dismissed Verizon completely and reversed the compensation of 1 million euros granted for services provided in 2008. On June 5, 2019, the French Supreme Court annulled the decision of the Paris Court of Appeal and restored the parties to the situation they were in following the first instance court’s decision rendered on June 25, 2013. The proceedings are still ongoing.

−    In 2012, SFR brought an action against Orange SA before the Paris Commercial Court denouncing its retail offers for the secondary residences market. In February 2014, the trial court ruled that Orange had abused its dominant position but in Octoberr 2014, the Paris Appeal Court annulled this ruling. This decision was then overturned by the French Supreme Court in 2016 and Orange had to pay 53 million euros to SFR pursuant to the trial court’s ruling. SFR had raised its claims to 257 million euros before the Court of Appeal. In 2018, the Court of Appeal sentenced Orange to pay 54 million euros and Orange appealed to the French Supreme Court. On September 16, 2020, the French Supreme Court overturned the judgment handed down by the Court of Appeal and restored the parties to the situation they were in following the Paris Commercial Court’s decision. Orange applied to the Court of Appeal and obtained through a ruling on September 24, 2021, a reversal of its conviction and the return of the full amount of the sums awarded to SFR, which SFR returned at the end of 2021. SFR appealed to the French Supreme Court again on October 5, 2021.

−    On April 16, 2021, Bouygues Telecom brought an action against Orange before the Paris Civil Court concerning the service quality of its wholesale offers for an amount of 78 million of euros for alleged losses. Orange considers these claims to be without merit.

Other proceedings in France

−    In June 2018, Iliad brought summary proceedings against Orange SA before the presiding judge of the Paris Commercial Court, aiming to ban some of its mobile telephony offers proposing mobile handsets at attractive prices accompanied by a subscription package, on the grounds that they constituted consumer credit offers. The case is currently being investigated by the judges deciding on the merits of the case. On October 16, 2020, Iliad, for the first time, assessed its loss at 790 million euros.

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−    In December 2018 the administrators of former UK retailer Phones 4U, (which is in administration and no longer trading), filed a claim against the three main UK mobile network operators, including EE, and their respective existing or former parent companies, including Orange. The Phones 4U claim (of an unquantified amount) is currently being disputed before the High Court of England and Wales. Orange vigorously challenges the allegations raised by Phones 4U which include collusion between various operators.

−    Orange Bank is the object of two historic lawsuits whereby the plaintiffs claim in total about 350 million euros in financial damages that they allege to have suffered. In March 2021, the plaintiffs in one of these two lawsuits withdrew from the case. Orange Bank continues to be the target of the other lawsuit whereby the plaintiffs are claiming in total about 310 million euros in financial damages that they allege to have suffered. As the Group believes these claims to be without merit and is strenuously contesting them, it has not recognized any financial liability.

−    In August 2020, ASSIA brought proceedings against Orange SA before the Paris Civil Court for infringement of two dynamic xDSL line management patents. ASSIA claims a total of around 500 million euros for the financial damage it claims to have suffered. Orange SA considers its claims to be unfounded and challenges them. The proceedings are currently being examined by the judges deciding on the merits of the case.

−    The Evaluation and Compensation Committee, set up as part of the France Telecom employee-related crisis trial, to examine individual claims submitted by individuals present in the company between 2007 and 2010 and their beneficiaries, extended the period for submitting files until December 31, 2020. This Committee is continuing to analyze and process the requests received. At the end of December 2021, 1,751 individual requests had been received, about 1,100 of which had been closed subsequent to an agreement and just under 300 requests are being processed. The Committee is expected to finish its work by the first half of 2022.

Poland

−    In 2013, the UOKiK opened an investigation on the country’s three main mobile operators, including Orange Polska, for abuse of a dominant position in relation with the retail rates imposed by these three operators on the calls made to the network of the Polish operator P4. On January 2, 2018, UOKiK halted proceedings against the three operators due to no basis on anti-competitive grounds.

−    In addition, in 2015 P4 issued two claims for damages for a total amount of 630 million zlotys (138 million euros) against the three operators jointly (one of which Polkomtel), as compensation for the loss it alleged to have suffered in relation to the contested pricing practices. In 2018, the Court of First Instance dismissed in its entirety the first P4 compensation claim in the amount of 316 million zlotys (70 million euros). P4 has appealed against this decision. On December 28, 2020, the Court of Appeal dismissed the judgment rendered by the Court of First Instance and referred the parties to the Court of First Instance. On August 25, 2021, Orange Polska received the ruling from the Appeal Court. Polkomtel (one of the three operators) has appealed to the Supreme Court. Orange Polska has joined the Polkomtel lawsuit. Regarding the second claim for damages by P4 for 314 million zlotys (69 million euros), it has been suspended pending the settlement of the first claim.

Romania

−    On March 29, 2016, investigators from the Romanian Competition Council made an investigation at the headquarters of Orange Romania, concerning possible discriminatory practices in the mobile payment and advertising markets. Following the investigation, the Competition Council fined Orange Romania 65 million leu (13 million euros) in December 2018 for refusal to sell on the relevant markets. Orange Romania was notified of this decision which it appealed in May 2019. On June 24, 2021, the Court of Appeal reversed the decision of the Competition Council. The Parties are still awaiting the notification of the ruling.

Middle East and Africa

−    A number of shareholder disputes are ongoing between the joint venture comprising Agility and Orange, on the one hand, and its Iraqi co-shareholder in the capital of the Iraqi operator Korek Telecom, on the other. These disputes, which concern various breaches of contractual documents, are the subject of p-contentious proceedings and arbitral and judicial proceedings in various countries. In addition, on March 19, 2019, following an administrative decree adopted by the Iraqi Ministry of Trade and Industry, the General Directorate of Companies in Erbil (Iraqi Kurdistan) implemented the 2014 decision of the Iraqi regulatory authority (CMC) to cancel the partnership dated March 2011 between the operator Korek Telecom, Agility and Orange and to restore the shareholding of Korek Telecom as it existed before Orange and Agility had acquired a stake. As a result, the registration of Korek Telecom shares in the name of the original shareholders was imposed without any compensation or reimbursement of the amounts invested. Orange thus considers that it was thus unlawfully expropriated of its investment and, on March 24, 2019, sent a notice of dispute to the Republic of Iraq based on the Bilateral lnvestment Treaty between France and Iraq. In the absence of an amicable settlement with the Iraqi State, Orange submitted a request for arbitration with the International Center for the Settlement of Investment Disputes (ICSID) on October 2, 2020.

−    In Jordan, the telecom operator Zain brought an action against Jordan Telecommunications Company (Orange Jordan) for failure to open geographical numbers allocated by the Jordanian regulator in application of the interconnection agreement entered into Zain and Orange Jordan pursuant to which Zain considers that it has suffered an estimated loss of 250 million Jordanian dinars (288 million euros). On September 30, 2021, the Amman Court of First Instance (judiciary order) ordered the performance of a forensic audit to verify whether the amount of the late payment interest requested by Zain had been calculated in accordance with the rules detailed in the interconnection agreement and whether the arbitration clause in the agreement was applicable. On June 22, 2021, the Jordanian Supreme Court ruled on the petition by Orange Jordan for the judiciary courts to decline jurisdiction, considering that the arbitration clause applied to the lawsuit. This ruling was confirmed by the Appeal Court on November 11, 2021 which rejected Zain’s petition. Zain has filed another appeal with the Supreme Court. The proceedings are ongoing.

−    In Mali, a lawsuit had been brought against the telecoms operators to challenge the billing of communications ending up on voicemail. In 2013, the Court of First Instance had dismissed the case of the plaintiffs, and the Malian Regulatory Authority (AMRTP) confirmed the compliance of this billing. At the end of 2021, following an appeal by the plaintiffs, the Bamako Court of Appeal sentenced the telecoms operators, and in particular Orange Mali to pay the sum of 176 million euros. Orange Mali has filed several appeals against this decision, on the one hand on the grounds of the foreclosure period of the appeal, and on the other hand for illegality and annulment of the appeal. As the ruling has been notified, Orange Mali has filed an appeal with the Malian Supreme Court.

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In order to provide its telecommunication services, the Group sometimes uses fixed assets of other parties. Terms of use of these assets are not always formalized. The Group is sometimes subject to claims and might be subject to future claims in this respect, which could result in a cash outflow in the future. The amount of the potential obligations or future commitments cannot be measured with sufficient reliability due to legal complexities involved.

Other than proceedings that may be initiated in respect of tax, income taxes and social audits (see Notes 6.2 and 10.3), there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending, suspended or threatened, of which Orange is aware, which may have or have had in the last 12 months a material impact on the Company’s and/or Group’s financial position or profitability.

Note 19     Subsequent events

Appointment of the new Chief Executive Officer

The Orange Board of Directors met on January 28 and appointed Christel Heydemann as the Chief Executive Officer of Orange as from April 4, 2022. As the Board noted a separation of the positions of Chairman and Chief Executive Officer, at the arrival of the new Chief Executive Officer, Stéphane Richard will continue to carry out the duties of non-executive Chairman until the arrival of a new Chairperson and until May 19, 2022, at the latest, the date of the Orange Shareholders’ Meeting.

Note 20     Main consolidated entities

As at December 31, 2021, the scope of consolidation consisted of 397 entities.

The main changes in the scope of consolidation in 2021 are presented in Note 3.2.

Regarding subsidiaries with minority interests:

−    financial statements for Orange Polska Group, Sonatel Group, Jordan Telecom Group and Orange Belgium Group are respectively published to the Warsaw Stock Exchange, the Regional Stock Exchange (BRVM), the Amman Stock Exchange and the Brussels Stock Exchange, those companies being quoted;

−    the other subsidiaries are not significant compared to Orange’s financial data. Consequently, financial information is not presented for these subsidiaries in the notes to Orange’s consolidated financial statements.

Pursuant to ANC Regulation No. 2016-09 of December 2, 2016 of the French Accounting Standards Authority, the full list of the companies included in the scope of consolidation, the companies excluded from the scope of consolidation and the non-consolidated equity investments, is available on the Group’s website (https://gallery.orange.com/finance#lang=en&v=5c6a1b51-a537-454e-b2d3-6e4664be2c6a).

The list of the principal operating entities shown below was determined based on their contributions to the following financial indicators: revenue and EBITDAaL.

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Company		Country
Orange SA	Parent company	France
Main consolidated entities
France	% Interest	Country
Générale de Téléphone	100.00	France
Orange SA - Business Unit France	100.00	France
Orange Caraïbe	100.00	France
Orange Concessions and its subsidiaries (1)	50.00	France
Europe	% Interest	Country
Orange Belgium	78.32	Belgium
Orange Communications Luxembourg	78.32	Luxembourg
Orange Espagne and its subsidiaries	100.00	Spain
Orange Moldova	94.41	Moldova
Orange Polska and its subsidiaries	50.67	Poland
Orange Romania	99.20	Romania
Orange Slovensko	100.00	Slovakia
Telekom Romania Communications and its subsidiary	53.58	Romania
Africa & Middle East	% Interest	Country
Jordan Telecom and its subsidiaries	51.00	Jordan
Médi Telecom (2)	49.00	Morocco
Orange Bissau (3)	38.04	Guinea-Bissau
Orange Botswana	73.68	Botswana
Orange Burkina Faso	85.80	Burkina Faso
Orange Cameroon	94.40	Cameroon
Orange Côte d’Ivoire and its subsidairies	72.50	Côte d’Ivoire
Orange Egypt for Telecommunications and its subsidiaries	99.96	Egypt
Orange Guinée (3)	37.64	Guinea
Orange Mali (3)	29.38	Mali
Orange RDC	100.00	Congo
Sonatel (3)	42.33	Senegal
Enterprise	% Interest	Country
Orange SA - Business Unit Enterprise	100.00	France
Orange Business Services Participations and its subsidiaries	100.00	United Kingdom
Orange Business Services SA and its subsidiaries	100.00	France
Business & Decision and its subsidiaries	100.00	France
Basefarm and its subsidiaries	100.00	Norway
Globecast Holding and its subsidiaries	100.00	France
SecureData and its subsidiaries	100.00	United Kingdom
SecureLink and its subsidiaries	100.00	Netherlands
International Carriers & Shared Services	% Interest	Country
Orange SA - Business Unit IC&SS	100.00	France
FT IMMO H	100.00	France
Orange Marine	100.00	France
OCS	66.67	France
Orange Brand Services	100.00	United Kingdom
Mobile Financial Services	% Interest	Country
Orange Bank	100.00	France

(1)   Orange Concessions is consolidated using the equity method.

(2)   Orange SA controls Medi Telecom and its subsidiaries, which are fully consolidated, following the acquisition in December 2010 of 40% and the acquisition in July 2015 of additional interests for 9% and 1.1% of usufruct (Orange SA owns and controls 100% of Orange MEA, which owns and controls, via its subsidiary Atlas Country Support, 49% of Medi Telecom).

(3)   Orange SA controls Sonatel and its subsidiaries, which are fully consolidated, under the terms of the shareholders’ agreement as supplemented by the Strategic Committee Charter dated July 13, 2005 (Orange SA owns and controls 100% of Orange MEA, which owns and controls 42.33% of Sonatel Group).

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Note 21     Auditors’ fees

As required by Decree no. 2008-1487 of December 30, 2008, the following table shows the amount of fees of the auditors of the parent company and their partner firms in respect of the fully consolidated subsidiaries.

(in millions of euros)	Audit and related services					Other services rendered by auditors’ networks to fully- consolidated subsidiaries	Total
	Statutory audit fees, certification, auditing of the accounts		Services required by the law		Sub-total
		o/w issuer		o/w issuer
Deloitte
2021	8.2	4.6	0.0	-	8.2	0.1	8.4
%	98%	55%	0%	-	99%	1%	100%
KPMG
2021	9.9	4.4	0.2	0.2	10.1	0.4	10.5
%	94%	42%	2%	2%	96%	4%	100%
2020	10.2	5.1	0.5	0.2	10.7	0.1	10.8
%	94%	47%	5%	2%	99%	1%	100%
2019	9.8	5.1	0.4	0.2	10.2	0.1	10.3
%	95%	49%	4%	2%	99%	1%	100%
EY
2021	-	-	-	-	-	0.4	0.4
%	-	-	-	-	-	100%	100%
2020	10.0	5.2	0.0	0.0	10.1	0.4	10.5
%	96%	50%	0%	0%	96%	4%	100%
2019	10.2	5.1	0.3	-	10.5	0.4	10.8
%	94%	48%	3%	0%	97%	3%	100%

The services provided by the statutory auditors were authorized pursuant to the rules adopted by the Audit Committee and updated each year since October 2016. No fiscal services were provided by the statutory auditors.

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3.4     Orange SA Statutory Financial Statements

1.1.1 Orange SA Statutory Financial Statements

Note 1 Description of business and status

Note 2 Significant events

2.1 Changes in accounting method

2.2 Business reorganization operations

Note 3 Notes to the income statement

3.1 Revenue

3.2 Taxes other than income tax

3.3 Labor expenses

3.4 Finance costs, net

3.5 Exceptional income and expense

3.6 Income taxes

Note 4 Notes on the balance sheet - assets

4.1 Property, plant and equipment and intangible assets

4.2 Financial assets

4.3 Other receivables

4.4 Cash and marketable securities

4.5 Prepaid expenses

4.6 Translation adjustment

Note 5 Notes to the balance sheet - equity and liabilities

5.1 Equity

5.2 Other shareholders’ equity

5.3 Provisions

5.4 Financial liabilities

5.5 Exposure to market risks

5.6 Other current liabilities

5.7 Deferred income

5.8 Maturity of non-financial receivables and payables

Note 6 Contractual obligations and off-balance sheet commitments

6.1 Commitments related to operating activities

6.2 Other commitments

6.3 Financing commitments

Note 7 Litigation

Litigation related to competition law

Note 8 Transactions with companies and related parties

Note 9 Subsequent events

Appointment of the new Chief Executive Officer

Note 10 Accounting policies for preparing the financial statements

10.1 Accounting policies

10.2 Use of estimates

10.3 Consideration of climate change risks

Note 11 Compensation allocated to members of Orange SA’s Board of Directors and Executive Committee

1.1.2 Other information on the financial statements

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3.4.1    Orange SA Statutory Financial Statements

The Orange SA Statutory Financial Statements for the year to December 31, 2021 were approved by the Board of Directors at its meeting of February 16, 2022 and will be submitted to the Shareholders’ Meeting of May 19, 2022 for approval.

Financial statements

Income statement

(in millions of euros)	Note	2021	2020
Revenue	3.1	22,689	22,602
Capitalized costs		1,693	1,602
Other income and expense reclassifications		774	863
Financial provision reversals		271	207
Total operating income		25,427	25,274
Consumption of goods and merchandise		(2,383)	(2,096)
Other external purchases and expenses		(8,592)	(8,365)
Taxes other than income tax	3.2	(971)	(1,135)
Labor expenses	3.3	(5,883)	(6,083)
Other operating expenses		(743)	(815)
Depreciation and amortization		(3,565)	(3,664)
Provisions		(360)	(313)
Total operating expenses		(22,497)	(22,471)
Operating income		2,930	2,803
Financial income		2,207	5,105
Financial provision reversals		377	36
Total financial income		2,584	5,141
Interest and similar expenses		(2,794)	(4,547)
Provisions		(3,040)	(2,996)
Total financial expenses		(5,834)	(7,543)
Finance costs, net	3.4	(3,250)	(2,402)
Income before tax and exceptional items		(320)	401
Exceptional income		3,462	3,246
Exceptional expenses		(4,598)	(3,059)
Exceptional income and expense	3.5	(1,136)	187
Employee profit-sharing		(115)	(115)
Income taxes	3.6	(334)	1,914
Net income		(1,905)	2,387

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Balance sheet - assets

(in millions of euros)	Note	December 31, 2021			December 31, 2020
		Cost	Depreciation and amortization	Net	Net
Non-current assets
Intangible assets	4.1	32,798	(5,376)	27,422	27,455
Property, plant and equipment	4.1	61,481	(44,338)	17,143	16,977
Financial assets	4.2	52,491	(12,207)	40,284	41,773
Total non-current assets (a)		146,770	(61,921)	84,849	86,205
Current assets
Inventories		445	(15)	430	359
Trade receivables		3,215	(294)	2,921	3,007
Other receivables	4.3	1,194	(8)	1,186	1,285
Marketable securities	4.4	7,563	(4)	7,559	8,224
Cash	4.4	1,336	-	1,336	1,730
Prepaid expenses	4.5	835	-	835	846
Total current assets (b)		14,588	(321)	14,267	15,451
Foreign exchange losses (c)	4.6	339	-	339	215
Total assets (a + b + c)		161,697	(62,242)	99,455	101,871

Balance sheet - equity and liabilities

(in millions of euros)	Note	December 31, 2021	December 31, 2020
Equity
Share capital		10,640	10,640
Share premium		15,872	15,872
Statutory reserve		1,064	1,064
Retained earnings		8,208	8,044
Net income		(1,905)	2,387
Grants		411	436
Accelerated depreciation		2,885	2,723
Total equity (a)	5.1	37,175	41,166
Other shareholders’ equity (b)	5.2	6,045	6,253
Provisions (c)	5.3	4,348	3,942
Payables
Financial liabilities	5.4	35,912	34,215
Trade payables		6,195	6,049
Other current liabilities	5.6	7,512	7,417
Deferred income	5.7	1,470	1,609
Total liabilities and deferred income (d)		51,089	49,290
Foreign exchange gain (e)	4.6	798	1,220
Total equity and liabilities (a + b + c + d + e)		99,455	101,871

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Statement of cash flows

(in millions of euros)	Note	2021	2020
Cash flows related to operating activities
Net income		(1,905)	2,387
Non-cash items
Loss on purchase of treasury shares		168	-
Depreciation of property, plant and equipment and intangible assets (1)		3,565	3,656
Net loss/(gain) on disposal of assets		(317)	(674)
Change in provisions and other non-cash items (2)		3,144	2,774
Changes in working capital requirement
Decrease (increase) in inventories		(72)	107
Decrease (increase) in trade receivables		139	(531)
Decrease (increase) in other receivables and prepaid expenses	4.3 and 4.5	85	(124)
Increase (decrease) in trade payables (excluding fixed assets)		285	99
Increase (decrease) in other payables and deferred income	5.6 and 5.7	(225)	192
Increase (decrease) in foreign exchange gains/losses	4.6	105	(142)
Net cash flows provided by operating activities (3)		4,972	7,744
Cash flows related to investing activities
Purchases of property, plant and equipment and intangible assets	4.1	(5,440)	(6,071)
Increase (decrease) in fixed assets payables		(175)	1,022
Proceeds from disposal of property, plant and equipment and intangible assets (4)		1,248	1,899
Subscription to Orange Participations capital increase	4.2	-	(320)
Subscription to Orange Digital Investment capital increase	4.2	(47)	(58)
Other acquisitions and capital (increases)/reductions of subsidiaries and equity investments		(4)
Proceeds from disposal of equity securities	4.2	3	-
Treasury share purchases - Employee shareholding plan "Together 2021"	3.5 and 4.4	(188)	-
Other (purchases) sales of treasury shares	4.4	(5)	7
Decrease (increase) in other non-current financial assets	4.2	(970)	12
Net cash flows related to investing activities		(5,578)	(3,509)
Cash flows related to financing activities
Long-term debt issuance	5.4	4,000	2,350
Repayment of long-term debt	5.4	(4,071)	(2,735)
Increase (decrease) in other current financial liabilities		774	(118)
Change in cash collateral received		973	(749)
Issues (redemptions) of subordinated notes	5.2.	(149)	(150)
Dividends paid	5.1.2	(2,127)	(1,595)
Change in Group current accounts	4.3 and 5.6	146	(766)
Net cash flows used in financing activities		(454)	(3,763)
Net change in cash and marketable securities		(1,060)	472
Cash and marketable securities in the opening balance (5)		9,939	9,467
Cash and marketable securities in the closing balance (5)		8,879	9,939

(1)   Including net reversals of grants and provisions.

(2)   Consists mainly of changes in provisions for impairment of securities and employee benefits.

(3)   Including, in 2020, a refund of 2,246 million euros related to the favorable decision on the tax dispute for the years 2000-2006 handed down by the Conseil d’État on November 13, 2020.

(4)   Including disposals of co-financing to other operators on the fiber network (see Note 3.5 Exceptional income and expense).

(5)   Excluding treasury shares.

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Note 1       Description of business and status

Orange SA ("the Company") is the parent company of the Orange group ("the Group"). It is engaged in both operational activities and subsidiary financing activities for the Orange group. The Company provides its B2C and B2B customers and other telecommunication operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission, Internet and multimedia, and other value-added services.

The Company’s purpose, as laid down in Article 2 of the Bylaws, is as follows: "As a trusted partner, Orange gives everyone the keys to a responsible digital world."

Orange SA is governed by French law on public limited companies (sociétés anonymes), subject to specific laws governing the Company, particularly French law No. 90-568 of July 2, 1990 relating to the organization of public postal and telecommunication services, and Government Order No. 2014-948 of August 20, 2014 on the governance and capital transactions of companies with public shareholding. Orange SA is also regulated by its Bylaws.

The activities of the Company are governed primarily by European Union directives and by the French Postal and Electronic Communications Code (Code français des postes et des communications électroniques).

Orange SA has been listed since 1997 on Euronext Paris (symbol: ORA) and on the New York Stock Exchange (symbol: ORAN).

Note 2       Significant events

2.1  Changes in accounting method

Rules on the assessment and accounting of pension and similar benefits

On November 5, 2021, the French Accounting Standards Authority (ANC) amended its recommendation No. 2013-02, introducing the possibility to choose between two accounting methods for rights to benefits related to plans granting a benefit to employees who are still employed by the company on their retirement date, which is capped at a maximum amount and conditional upon a minimum period of time working for the company.

This amendment follows the decision of the IFRS IC, published on May 24, 2021, for this type of plan, that no rights are acquired in the event of departure before retirement age and that the rights are capped after a certain number of years of seniority ("X"); as a result the commitment is only recognized for the last X years of the employee’s career with the company.

Based on the amended ANC 2013-02 recommendation, the company decided, from January 1, 2021, to allocate rights to benefits under this type of plan on a straight-line basis from the date from which each year of service is used for the acquisition of such rights, i.e. the date before which the services provided by the employee do not affect either the amount or expiration of the benefits. In the past, the commitment was recognized on a straight-line basis over the employee’s career with the company.

This change in accounting method reduces the amount of commitments recorded at December 31, 2020, in the amount of (218) million euros.

From January 1, 2021, the company also decided to systematically recognize the full amount of:

−    actuarial gains and losses generated over the income statement period; previously, in accordance with the option permitted under recommendation ANC 2013-02, Orange SA applied the corridor method, which permitted it to defer the recognition in the income statement of actuarial gains and losses, and to only recognize them when their cumulative amount reached the threshold of 10% of the amount of commitments; and

−    past service cost recognized over the income statement period.

The amount of unrecognized actuarial losses at December 31, 2020 was 318 million euros, and that of unrecognized past service cost was (4) million euros.

These two changes in method introduced by the company result in improved financial information with a view to harmonizing the accounting methods used in the individual financial statements and the accounting methods used in the consolidated financial statements.

As a result of these three changes in method, Orange SA adjusted upward the amount of its provision for pension and similar benefits at December 31, 2020, for a net amount of 96 million euros, recognized as retained earnings at January 1, 2021.

2.2  Business reorganization operations

The 2021 fiscal year was marked by the following three operations:

−    on November 1, 2021, Orange SA transferred to Totem France its business segment for the operation of passive sites and infrastructure throughout mainland France with the capacity to host one or several mobile or terrestrial operators from high points, representing a portfolio of towers comprising around 19,700 sites in France.

Purposes and aims of the partial contribution of assets

Electronic communications operators are increasingly resorting to the pooling of infrastructure to meet their coverage needs, which favors the creation of economic players offering the provision of mobile network passive infrastructure services.

In this context, it was deemed opportune to separate from other Orange SA activities those related to the operation of high points throughout mainland France, with a view to facilitating the management and development of the business segment transferred and creating a driver for growth and profitability for both companies, particularly through the creation of operational and commercial synergies.

The operation therefore transforms Orange SA’s approach to the running of its operator model, by improving commercial and operational excellence thanks to a dedicated structure. It also increases the number of operators cohabiting a single high point to multiply growth opportunities. Finally, there is greater opportunity to highlight the value of the business in a dedicated structure, to illustrate the Orange group’s ambitions in the passive infrastructure field.

As part of this operational and strategic reorganization, Orange SA therefore transferred to the company Totem France, a wholly owned subsidiary of Orange SA at the time of the contribution, all of the assets and liabilities attached to the business segment transferred and which constitute a complete and autonomous business segment within the meaning Article 210 B of the French General Tax Code.

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Description and assessment of the assets and liabilities transferred

In accordance with ANC regulation No. 2014-03, Section VII, of June 5, 2014, including amending regulations, in particular ANC regulation No. 2017-01 of May 5, 2017, Section VII, on the accounting and assessment of merger and similar operations in the financial statements of the absorbing or beneficiary entity of contributions, the elements subject to the partial contribution of assets have been estimated at their net book value, as indicated in the financial statements of Orange SA at November 1, 2021.

In accordance with the possibility provided under Article L. 236-22 of the French Commercial Code, the contribution is a partial contribution of assets under the legal regime of demergers defined in Articles L. 236-16 to L. 236-21 of the aforementioned code.

The amount of the net assets contributed by Orange SA was 489 million euros: this contribution was paid in equity securities (see Note 4.2 Financial assets).

In addition, regulated provisions appearing on the Company’s balance sheet, in the amount of 87 million euros, were reconstituted with Totem France, for the same amount, by allocation to retained earnings.

Effect of the operation on the Orange SA balance sheet at November 1, 2021

The business segment transferred comprises the assets and liabilities described below and assessed according to the rules of the General accounting plan based on the financial statements at November 1, 2021.

Balance sheet - assets

(in millions of euros)	November 1, 2021
	Cost	Depreciation and provisions	Net
Non-current assets
Intangible assets	2	(0)	2
Property, plant and equipment	2,343	(1,574)	769
Total non-current assets (a)	2,345	(1,574)	770
Current assets
Trade receivables	24	(1)	23
Other receivables	4	-	4
Cash current account	35	-	35
Total current assets (b)	63	(1)	63
Prepaid expenses (c)	43	-	43
Total assets contributed (a+b+c)	2,451	(1,575)	876

Balance sheet - equity and liabilities

(in millions of euros)	November 1, 2021
Provisions	(101)
Trade payables	(50)
Tax and social security payables	(3)
Financial liabilities	(225)
Deferred income	(8)
Total liabilities transferred and assumed	(387)

−    In December 2021, Orange SA secured a loan for an amount of 1.3 billion euros, recognized as receivables related to investments (see Note 4.2 Financial assets), to finance the acquisition by Totem Group of Totem Towerco Spain securities from Orange Participations UK Limited (see Note 5.6 Other current liabilities).

−    On November 3, 2021, Orange Participations, a wholly owned subsidiary of Orange SA, sold 50% of the share capital of Orange Concessions, holding stakes in Public Initiative Networks, to a consortium comprising La Banque des Territoires (Caisse des dépôts), CNP Assurances and EDF Invest, for an amount of 1.1 billion euros, resulting in the loss of the Group’s exclusive control over this entity and its subsidiaries; this operation, although it results in an increase in the value in use of Orange Participations securities, has no impact on the Orange SA income statement. This loss of control by Orange Concessions was preceded by the disposal by Orange SA to Orange Concessions of two contracts related to global performance public contracts, for an amount of 36 million euros, generating in this regard a gain of the same amount.

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Note 3       Notes to the income statement

3.1  Revenue

(in millions of euros)	2021	2020
Convergent services	5,216	5,150
Mobile only services	2,586	2,583
Fixed only services	6,686	7,073
IT & integration services	659	650
Services to carriers	5,290	5,135
Equipment sales	1,155	975
Other revenues	1,096	1,036
Total (1)	22,689	22,602

(1)   Revenue generated outside France is not significant.

Breakdown of revenue by product line is as follows:

−    revenue for convergent services includes revenue billed to customers for retail sales of convergent offers to B2C customers, excluding equipment sales (see this definition). A convergent offer is defined as the combination of at least fixed broadband access (xDSL, FTTx, cable, 4G fixed) and a mobile voice plan;

−    revenue from mobile only services includes revenue billed to mobile contract customers (mainly outgoing calls: voice, SMS and data) for retail sales, excluding convergent services and equipment sales (see these definitions);

−    revenue for fixed only services includes revenue billed to customers for retail sales of fixed services excluding convergent services and equipment sales (see these definitions). It includes fixed narrowband services (conventional fixed telephony), fixed broadband services, business solutions and networks (with the exception of France, for which essential business solutions and networks are supported by the Enterprise segment). For the Enterprise segment, revenue for fixed only services includes network equipment sales linked to the operation of voice and data services;

−    revenue from IT & integration services includes revenues from unified communication and collaboration services (Local Area Network and telephony, consultancy, integration, project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, services related to Machine to Machine activities (off-line), as well as sales of equipment related to the above products and services;

−    revenue from services to carriers includes:

-      mobile services to carriers, which, in particular, combine incoming mobile traffic, visitor roaming, network sharing, national roaming and mobile virtual network operators (MVNOs),

-      fixed services to carriers, which especially include domestic interconnections, services to international carriers, access services to broadband and very high-speed broadband (fiber optic access, unbundling of telephone lines, xDSL access sales), and wholesale sales of telephone lines;

−    equipment sales combine all fixed and mobile equipment sales, with the exception of equipment sales related to providing integration and IT services, network equipment sales related to the operation of voice and data services for the Enterprise segment and equipment sales to external distributors and brokers;

−    other revenues include, in particular, equipment sales to external distributors and brokers, revenues from portals, online advertising and the Group’s cross-functional activities and other miscellaneous revenue.

3.2  Taxes other than income tax

(in millions of euros)	2021	2020
Territorial Economic Contribution (1), IFER (2) and similar taxes	(598)	(741)
Other taxes and duties, including COSIP tax (3)	(373)	(394)
Total	(971)	(1,135)

(1)   Including, in 2021, (99) million euros in company value added contributions (CVAE), compared with (229) million euros in 2020 (decrease in the applicable rate of the CVAE which, from January 1, 2021, was reduced from 1.5% to 0.75%).

(2)   Flat-rate tax on Network Enterprises.

(3)   Account to support the broadcast programming industry.

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3.3  Labor expenses

(in millions of euros)	2021	2020
Average number of employees (full-time equivalents) (1)	61,941	64,389
- of which senior management and management:	38,470	38,864
- of which employees, technicians and supervisors:	23,471	25,525
Wages and employee benefit expenses	(5,883)	(6,083)
of which
- wages and salaries	(3,756)	(3,911)
- social security charges (2)	(1,690)	(1,703)
- provision for employee incentive bonuses for the fiscal year	(177)	(196)
- payments to the Works Council	(103)	(110)
- other expenses	(156)	(163)

(1)   Of whom 31% were French civil servants (compared with 34% at December 31, 2020).

(2)   The charge for defined-contribution pension plans was 626 million euros and comprised mainly the flat-rate contribution to the pension plan for civil servant employees of Orange SA, which was a rate of 50.6% in 2021 compared with 48.85% in 2020.

3.4  Finance costs, net

(in millions of euros)	Note	2021	2020
Dividends received	4.2	310	1,419
Orange Brand Services Limited		250	300
Atlas Services Belgium		-	1,000
Orange Caraïbe		-	10
FT IMMO H		55	97
Rimcom		2	9
Nordnet		2	-
Other		1	2
Revenue from marketable securities		(22)	(21)
Revenue from receivables related to equity securities and current accounts		81	80
Loan interest		(841)	(948)
Interest on other shareholders’ equity (including subordinated notes)		(224)	(260)
Interest on derivative instruments		127	112
Net foreign exchange gain or loss		(24)	184
Change in impairment of equity securities	4.2	(2,656)	(2,971)
Orange Polska		357	(59)
Atlas Services Belgium		(2,970)	(2,785)
Rimcom		(48)	(47)
Globecast Holding		(4)	(68)
Orange Participations US		10	(2)
Other (net change)		(0)	(10)
Net change in provisions for subsidiary risk		-	21
Other operating income/expense and changes in other provisions		(1)	(16)
Total		(3,250)	(2,402)

3.5  Exceptional income and expense

(in millions of euros)	Note	2021	2020
French part-time for seniors plans (1)	5.3.1	(1,236)	(12)
Provision for risks on property leases		(87)	(55)
Change in regulated provisions (2)		(161)	(325)
Employee shareholding plan Together 2021 (3)	5.3.2	(168)
Disposals, changes in provisions and exceptional items (4)		516	579
Total		(1,136)	187

(1)   Of which 1,197 million euros related to the new French part-time for seniors plan signed in December 2021.

Benefits paid under this regime, which give rise to a provision reversal for the same amount, are reclassified under exceptional income and expense through an expenses reclassification account (357 million euros transferred in 2021 compared with 479 million euros in 2020).

(2)   Corresponds to tax depreciation.

(3)   Including net cash out for (188) million euros and advances granted to beneficiaries for 20 million euros (receipts anticipated in 2022).

(4)   Including mainly net proceeds from disposals linked to co-financing on the fiber network.

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3.6  Income taxes

(in millions of euros)	2021	2020
Income tax benefit/(expense), net of income from tax consolidation group	(334)	1,914

Income tax expense

At December 31, 2021, Orange SA recognized a net income tax expense of (334) million euros. This amount mainly comprises an income tax expense of (479) million euros and income from tax consolidation of 91 million euros accruing to Orange SA, the parent company of the tax consolidation group, and tax credits in the amount of 54 million euros.

Orange SA has elected for Group tax consolidation relief with various subsidiaries. At December 31, 2021, the tax consolidation group comprised 60 companies (73 companies at December 31, 2020).

The Company’s net future tax relief reflects an amount in the order of 390 million euros at December 31, 2021, (231 million euros at December 31, 2020), which is primarily linked to the provision for employee benefits. This relief will mainly be applied over the period from 2022 to 2030.

Developments in tax disputes and audits

Tax audits

Orange SA was the subject of tax audits for the years 2017 and 2018 for which the total amount of adjustments notified in 2021 amounts to 430 million euros (default penalties and interest included). These adjustments mainly relate to the calculation of VAT on digital offerings, tax on electronic communications services on the same digital offerings, research tax credit, tax on television services, trademark fees paid by Orange SA to the British company Orange Brand Services Ltd, for reasons similar to the adjustments notified during the previous audits and the reconsideration of previous tax loss carryforwards charged for fiscal years 2017 and 2018.

All of these adjustments are contested by Orange SA. In accordance with its accounting policies, the Group makes a best estimate of the risk of these adjustments based on the technical merits of the positions defended.

Orange SA was subject to a tax audit covering fiscal years 2015 and 2016. An amending proposal was issued in 2019 covering the calculation of trademark fees paid by Orange SA to the British company Orange Brand Services Ltd and deducted from its taxable income. The administration questions the inclusion of revenue from the roaming contract with Free and revenue from the fixed PSTN business. This rectification request is contested by Orange SA, which has requested the opening of out-of-court proceedings and arbitration between the French and British tax authorities. The additional tax charge would effectively result in double taxation that would fail to comply with the provisions of the Franco-British tax agreement and the European arbitration agreement.

Tax disputes

There were no major developments in other tax disputes over the period.

Note 4       Notes on the balance sheet - assets

4.1  Property, plant and equipment and intangible assets

4.1.1      Intangible assets

(in millions of euros)	2021	2020
Net book value in the opening balance	27,455	26,700
Acquisitions	1,201	1,919
of which licenses (1)	265	877
of which trademarks, patents and software	769	769
of which development costs	218	217
Depreciation, amortization and impairment	(1,223)	(1,167)
Net impact of Totem France contributions (2)	(2)	-
Other items	(9)	3
Net book value in the closing balance	27,422	27,455

(1)   In 2021, these related to the acquisition of three new assets for the 900 MHz, 1800 MHz and 2100 MHz spectrum bands and in 2020 included the acquisition of blocks of 5G frequencies for an amount of 875 million euros.

(2)   See Note 2.2 Business reorganization operations.

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(in millions of euros)	December 31, 2021
	Gross value	Accumulated depreciation and amortization	Impairment	Net book value
Development costs	1,205	(580)	(19)	606
Concessions, similar rights, patents, licenses, trademarks, software	8,316	(3,743)	(0)	4,573
of which licenses	3,604	(953)	-	2,651
Goodwill	22,785	(56)	(647)	22,082
of which merger losses (1)	22,629	-	(550)	22,079
Other intangible assets	492	(328)	(3)	161
Total	32,798	(4,708)	(669)	27,422

(1)   Including losses arising from the mergers of the entities France Télécom SA, Orange Holding SA and Orange France SA on January 1, 2013 for 19 billion euros, and allocated to France activities (see Note 10.1.5 Impairment of property, plant and equipment and intangible assets).

4.1.2      Property, plant and equipment

(in millions of euros)	2021	2020
Net book value in the opening balance	16,978	16,512
Acquisitions	4,253	4,165
of which buildings	218	193
of which plant and equipment	3,868	3,493
Disposals (1)	(933)	(1,225)
Depreciation, amortization and impairment	(2,383)	(2,534)
Net impact of Totem France contributions (2)	(769)	-
Other items	(3)	59
Net book value in the closing balance	17,143	16,977

(1)   Excluding the effects of the removal of the net assets linked to the Totem France operation.

(2)   See Note 2.2 Business reorganization operations.

(in millions of euros)	December 31, 2021
	Gross value	Accumulated depreciation and amortization	Impairment	Net book value
Buildings	5,738	(4,310)	(3)	1,425
Plant, machinery and equipment	51,469	(37,457)	-	14,012
Other property, plant and equipment	4,274	(2,398)	(170)	1,705
Total	61,481	(44,165)	(173)	17,143

4.2  Financial assets

(in millions of euros)	Note	2021	2020
Net book value in the opening balance		41,773	44,110
Additions		3,995	1,296
Disposals		(2,829)	(662)
Provisions for impairment of securities	3.4	(3,022)	(2,976)
Reversals of provisions for impairment of securities	3.4	367	5
Net book value in the closing balance		40,284	41,773

In 2021, the major changes during the fiscal year relate to:

−    the acquisition/disposal of Orange Belgium securities as part of the voluntary conditional public tender offer launched by the Group to acquire minority interests: following their acquisition by Orange SA for 316 million euros they were sold for the same amount to Atlas Services Belgium (ASB);

−    the financing of the acquisition by Totem Group of Totem Towerco Spain securities, for an amount of 1,307 million euros, recognized as receivables related to investments (see Note 2.2 Business reorganization operations);

−    the contribution to Totem France of the business segment for the operation of passive sites and infrastructure, paid for in equity securities in the amount of 489 million euros;

−    the depreciation of Atlas Services Belgium securities, in connection mainly with the significant downward revision of the Spain business plan (erosion of average revenue per user, uncertainties surrounding the prolonged health crisis), for an amount of (2,970) million euros (see Note 3.4 Net finance costs);

−    the financial provision reversal on Orange Polska securities for 357 million euros (see Note 3.4 Net finance costs);

−    cash collateral paid for (615) million euros.

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In 2020, the major changes during the fiscal year related to:

−    the subscription to the capital increases of Orange Participations, for an amount of 320 million euros (in order to support banking activities in France) and Orange Digital Investment, for 53 million euros;

−    cash collateral paid for 519 million euros;

−    the effect of the judgment of the Paris Court of Appeal of June 17, 2020 in the context of the Digicel dispute, which resulted in the ending of the escrowed amount of (346) million euros (see Note 7 Litigation);

−    the effect of the transition to market value of the Orange Belgium and Luxembourg entity in the context of the ongoing conditional voluntary public tender offer and the review of the key valuation assumptions established by the new governance of the Spain entity.

(in millions of euros)	December 31, 2021
	Gross value	Accumulated impairment losses	Net book value
Equity securities	49,924	(12,207)	37,717
Cash collateral paid (1)	27	-	27
Other non-current financial assets (2)	2,540	-	2,540
Total	52,491	(12,207)	40,284

(1)   Amount of cash collateral received comes under short-term borrowings (see Note 5.4.1 Schedule of gross financial debt, cash and marketable securities by maturity).

(2)   Including receivables related to direct and indirect investments for an amount of 2,490 million euros.

Equity securities

List of equity securities

(in millions of euros)	Share capital	Other shareholders’ equity (1)	Share of capital held	Carrying value of securities held at 12/31/2021		Revenue at 12/31/2021 (1)	Results for the last fiscal year ended (1)	Dividends received by Orange SA in 2021	Loans and advances granted by Orange SA
				Gross	Net
Subsidiaries (over 50%-owned)
Atlas Services Belgium	19,618	36	100%	26,791	20,058	N/A	(3,120)	-	-
Orange Participations	7,357	1,718	100%	9,841	9,841	N/A	2,061	-	-
Orange Polska	856	1,703	50.67%	6,335	1,891	2,323	201	-	-
Orange Brand Services Limited	1,052	3,169	100%	3,153	3,153	502	308	250	-
Orange Participations US	410	(341)	100%	440	51	N/A	6	-	-
Rimcom	113	(3)	100%	310	180	N/A	2	2	-
Orange Telecommunications Group Limited	9	33	100%	304	42	N/A	(0)	-	-
FT IMMO H	266	255	100%	267	267	178	69	55	-
Orange Business Services SA	1,064	(12)	100%	1,222	1,222	909	(40)	-	235
Globecast Holding	13	(2)	100%	248	45	N/A	9	-	-
Orange Digital Investment	322	104	100%	348	348	N/A	40	-	-
Nordnet	0	15	100%	90	44	65	3	2	-
Totem France (2)	409	68	100%	489	489	64	(4)	-	225
Other securities (3)	N/A	N/A	N/A	67	67	N/A	-	-	1,307
Total subsidiaries				49,905	37,698			309	1,767
Non-controlling interests (less than 50%-owned)
Other securities	N/A	N/A	N/A	19	19	N/A	N/A	1	-
Total non-controlling interests				19	19			1	-
Total equity securities				49,924	37,717			310	1,767

(1)   Figures not yet approved by the Boards of Directors.

(2)   See Note 2.2 Business reorganization operations.

(3)   Including receivables related to Totem Group investments for 1,307 million euros (See Note 2.2 Business reorganization operations).

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Value in use of equity securities

The values in use of equity securities consist of the estimated enterprise values of the entities making up the investments less their net debt (or increased by their net cash), calculated in their currency and converted at the closing rate into euros:

−    the value in use of the Atlas Services Belgium (ASB) shares consists of the share of values in use of its directly and indirectly held operating subsidiaries, plus the cash held by ASB and its intermediate holding companies. It includes in particular the activities in Spain (excluding passive infrastructure management), Romania (99% owned), Slovakia and Belgium (78% owned at the end of 2021 following the public tender offer for Orange Belgium securities);

−    the value in use of the Orange Participations (OPA) securities consists of the share of values in use of its directly and indirectly held operating subsidiaries, plus the cash held by OPA and its intermediate holding companies. It mainly includes activities carried out in the Africa & Middle East region, grouped within the Orange Middle East and Africa (OMEA) intermediary holding company, banking activities in France, as well as activities in the Public Initiative Networks (through Orange Concessions securities held);

−    the value in use of the Orange Polska securities comprises Orange SA’s share (50.7%) in the enterprise value of Poland, less the net debt of the Orange Polska group;

−    the value in use of the securities of Orange Brand Services Limited (OBSL) consists of the value in use of the Orange brand, plus the cash held by OBSL;

−    the value in use of the Orange Business Services SA (OBS SA) securities consists of the share of values in use of its directly and indirectly held operating subsidiaries, plus the cash held by OBS SA and its intermediate holding companies. It mainly includes consulting, IT integration and business services for companies in the fields of data, digital, customer experience, connectivity, Internet of Things (IoT), Cloud Computing and cybersecurity.

Key assumptions used to determine value in use

In 2021, the Group updated its strategic plan during the first half (for the period 2021-2025). Accordingly, new business plans were prepared.

The key operating assumptions used to determine values in use are common across all of the Group’s business segments. These assumptions include:

−    key revenue assumptions, which reflect market level, penetration rate of the offers and market share, positioning of the competition’s offers and their potential impact on market price levels and their transposition to the Group’s offer bases, regulatory authority decisions on pricing of services to customers and on access and pricing of inter-operator services, technology migration of networks (e.g. extinction of copper local loops), decisions of competition authorities in terms of concentration or regulation of adjacent sectors such as cable;

−    key cost assumptions, on the level of marketing expenses required to deal with the pace of product line renewals and the positioning of the competition, the ability to adjust costs to potential changes in revenues or the effects of natural attrition and employee departure plans underway;

−    key assumptions on the level of capital expenditure, which may be affected by the rollout of new technologies, by decisions of regulatory authorities relating to licenses and spectrum allocation, deployment of fiber networks, mobile network coverage, sharing of network elements or obligations to open up networks to competitors.

These key operational assumptions reflect past experience and expected trends: unforeseen changes have in the past had a significant effect on expectations and may continue to affect expectations in the future.

The discount rates and perpetual growth rates used to determine the values in use were revised as follows at the end of December 2021:

−    the discount rates (which may incorporate a specific premium reflecting an assessment of the performance risks of certain business plans or country risks) experienced a slight increase as a result, on one hand, of the revision of one of their calculation parameters during the second half of 2021, and on the other hand, of the recognition of a precaution on the Enterprise scope with a view to integrating the effects of the accelerated decline in fixed voice into the valuation used at December 31, 2021;

−    perpetual growth rates were maintained in most regions, with the effects of the health crisis not leading to any change in the long-term outlook of the service markets offered by the Group.

At December 31, 2021, business plans and key operating assumptions were sensitive to the following:

−    the consequences of the Covid-19 pandemic: deterioration in the situation compared to December 31, 2020 in certain geographical areas in terms of the return to an economic situation deemed normal (such as in Spain or Romania);

−    the tradeoffs to be made by regulatory and competition authorities between reducing prices to consumers and stimulating business investment, or in terms of rules for awarding 5G operating licenses or market concentration;

−    the fiercely competitive nature of the markets in which the Group operates, where price pressure is strong, particularly in Spain;

−    the Group’s ability to adjust costs and capital expenditure to changes in revenue;

−    and specifically in the Middle East and the Maghreb (Jordan, Egypt, Tunisia) as well as in some African countries (Mali, Democratic Republic of the Congo, Central African Republic, Sierra Leone and Burkina Faso): changes in the political situation and security with their resulting negative economic impacts on the overall business climate.

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Other assumptions that affect the determination of value in use are as follows:

December 31, 2021	Orange SA businesses (1)	Spain	Brand	Poland	Romania
Source used	Internal plan
Methodology	Discounted cash flows
Perpetuity growth rate	0.8%	1.5%	1.3%	1.5%	2.5%
Post-tax discount rate	5.8% (2)	6.8%	7.7%	7.3%	7.0%

(1)   Including Enterprise activities conducted within Orange SA.

(2)   The post-tax discount rate of Orange SA businesses includes a reduction in income tax rates to 25.83% in 2022.

The value in use of Orange SA’s business operations serves as the reference basis for testing the valuation of Orange SA’s property, plant and equipment and intangible assets (including the allocated share of merger losses) (see Note 10.1.5 Impairment of property, plant and equipment and intangible assets).

Sensitivity of values in use

Values in use are sensitive to assumptions of cash flows in the terminal year used in the internal plans (representing a significant portion of the recoverable amount), assumptions of growth rates to perpetuity and discount rates, as well as exchange rates at the closing date for entities outside the euro zone (see Note 10.2 Use of estimates).

4.3  Other receivables

(in millions of euros)	December 31, 2021	December 31, 2020
Deductible VAT	644	625
Subsidiaries’ cash current accounts	270	326
Other	272	334
Total	1,186	1,285

4.4  Cash and marketable securities

(in millions of euros)	December 31, 2021	December 31, 2020
Marketable securities (value net of provisions)	7,559	8,224
of which treasury shares	21	15
Cash	1,336	1,730
Total	8,895	9,954

Treasury shares

As authorized by the Shareholders’ Meeting of May 18, 2021, the Board of Directors instituted a new share Buyback program (the 2021 Buyback Program) and canceled the 2020 Buyback Program, with immediate effect. This authorization is granted for a period of 18 months as from the aforementioned Shareholders’ Meeting. The 2021 Buyback Program is described in the Orange Universal Registration Document (URD) filed with the French Financial Markets Authority (Autorité des marchés financiers - AMF) on March 17, 2021.

During the fiscal year, Orange bought treasury shares, for a net amount of 188 million euros, and allocated the majority to the beneficiaries of the "Together 2021" Employee Offering. At the same time, share buybacks were carried out by Orange mainly in respect of the free share award plans (Long Term Incentive Plan - LTIP) LTIP 2019-2021, 2020-2022 and 2021-2023 and in particular to service the delivery of LTIP 2019-2021.

At December 31, 2021, the Company held 2,009,500 treasury shares (exclusively under the LTIP 2019-2021, 2020-2022 and 2021-2023 free share award plans).

At December 31, 2020, the Company held 1,265,099 treasury shares (of which 170,000 shares in respect of the liquidity contract and 1,095,099 in respect of the LTIP 2018-2020, 2019-2021 and 2020-2022 free share award plans).

4.5  Prepaid expenses

(in millions of euros)	December 31, 2021	December 31, 2020
Prepaid financial expenses	487	510
Prepaid operating expenses	348	336
of which property leases	241	233
Total	835	846

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4.6  Translation adjustment

Foreign exchange gains and losses respectively represent unrealized gains and losses arising primarily on the translation of loans and borrowings, subordinated notes and loans denominated in foreign currencies into euros.

Foreign exchange losses were 339 million euros at the end of December 2021 (215 million euros at the end of December 2020) and correspond to unrealized losses.

Foreign exchange gains were 798 million euros the end of December 2021 (1,220 million euros at the end of December 2020) and correspond to unrealized gains.

Note 5       Notes to the balance sheet - equity and liabilities

5.1  Equity

No new shares were issued during the 2021 fiscal year. At December 31, 2021, Orange SA’s share capital, based on the number of issued shares at this date, amounted to 10,640,226,396 euros, divided into 2,660,056,599 ordinary shares with a par value of 4 euros each.

At December 31, 2021, the share capital and voting rights of Orange SA broke down as follows:

5.1.1      Change in equity

(in millions of euros)	Amount at beginning of period	Appropriation of 2020 net income	Dividend	2021 net income	Capital increase	Other movements	Amount at end of period
Share capital	10,640	-	-	-	-	-	10,640
Share premium	15,872	-	-	-	-	-	15,872
Statutory reserve	1,064	-	-	-	-	-	1,064
Retained earnings (1)	8,044	2,387	(2,127)	-	-	(96)	8,208
Net income	2,387	(2,387)	-	(1,905)	-	-	(1,905)
Grants	436	-	-	-	-	(25)	411
Regulated provisions	2,723	-	-	-	-	162	2,885
Total	41,166	-	(2,127)	(1,905)	-	41	37,175

(1)   Other movements relate to the effect of changes in accounting method described in Note 2.1 Changes in accounting method.

5.1.2      Dividends

Fiscal Year	Approved by	Description	Dividend per share (in euros)	Payout date	How paid	Total (in millions of euros)
2021	Board of Directors Meeting of July 28, 2021	2021 interim dividend	0.30	December 15, 2021	Cash	797
	Shareholders’ Meeting of May 18, 2021	2020 Balance	0.50	June 17, 2021	Cash	1,330
Total dividends paid in 2021						2,127
2020	Board of Directors Meeting of October 28, 2020	2020 interim dividend	0.40	December 09, 2020	Cash	1,064
	Shareholders’ Meeting of May 19, 2020	2019 Balance	0.20	June 04, 2020	Cash	532
Total dividends paid in 2020						1,595

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5.2  Other shareholders’ equity

(in millions of euros)	December 31, 2021	December 31, 2020
Subordinated notes (1)	5,412	5,620
Perpetual bonds redeemable for shares (TDIRAs)	633	633
Total	6,045	6,253

(1)   Change mainly due to the foreign exchange effect on securities issued in pounds sterling and to all movements during the period described in Note 5.2.1 Subordinated notes.

5.2.1      Subordinated notes

Nominal value of subordinated notes

Issues and redemptions of subordinated notes are presented below:

Initial issue date	Initial nominal value (in millions of currency)	Initial nominal value (in millions of euros)	Initial currency	Rate	December 31, 2019 (in millions of euros)	Issue/Redemption	December 31, 2020 (in millions of euros)	Issue/Redemption	December 31, 2021 (in millions of euros)	Residual nominal value (in millions of currency)
2/7/2014	1,000	1,000	EUR	4.25%	-	-	-	-	-	-
2/7/2014	1,000	1,000	EUR	5.25%	1,000	-	1,000	-	1,000	1,000
2/7/2014	650	782	GBP	5.88%	782	(268)	514	(514)	-	-
10/1/2014	1,000	1,000	EUR	4.00%	500	(382)	118	(118)	-	-
10/1/2014	1,250	1,250	EUR	5.00%	1,250	-	1,250	-	1,250	1,250
10/1/2014	600	771	GBP	5.75%	771	(50)	721	(174)	547	426
4/15/2019	1,000	1,000	EUR	2.38%	1,000	-	1,000	-	1,000	1,000
9/19/2019	500	500	EUR	1.75%	500	-	500	-	500	500
10/15/2020	700	700	EUR	1.75%	-	700	700	-	700	700
5/11/2021	500	500	EUR	1.38%	-	-	-	500	500	500
Issues and redemptions of subordinated notes					5,803	-	5,803	(306)	5,497

−    On February 7, 2014, as part of its EMTN program, Orange SA issued the equivalent of 2.8 billion euros of deeply subordinated notes in three tranches in euros and pounds sterling. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange SA has a call option on each of these tranches respectively from February 7, 2020, February 7, 2024, and February 7, 2022 and upon the occurrence of certain contractually defined events.

Step-up clauses provide for coupon adjustments of 0.25% in 2025 and an additional 0.75% in 2040 for the first tranche, 0.25% in 2024 and an additional 0.75% in 2044 for the second tranche, and 0.25% in 2027 and an additional 0.75% in 2042 for the third tranche.

−    On October 1, 2014, as part of its EMTN program, Orange SA issued the equivalent of 3 billion euros of deeply subordinated notes in three tranches. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange SA has a call option on each of these tranches respectively from October 1, 2021, October 1, 2026, and April 1, 2023 and upon the occurrence of certain contractually defined events.

Step-up clauses provide for coupon adjustments of 0.25% in 2026 and an additional 0.75% in 2041 for the first tranche, 0.25% in 2026 and an additional 0.75% in 2046 for the second tranche, and 0.25% in 2028 and an additional 0.75% in 2043 for the third tranche.

Both issuances were the subject of a prospectus approved by the AMF under visa nos. 14-036 and 14-525).

−    On April 15, 2019, as part of its EMTN program, Orange SA issued the equivalent of 1 billion euros of deeply subordinated notes. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange SA has a call option on this tranche from April 15, 2025 (first date for the revision of the rates of the tranche in question) and upon the occurrence of certain contractually defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2030 and an additional 0.75% in 2045.

−    On September 19, 2019, as part of its EMTN program, Orange SA issued the equivalent of 500 million euros of deeply subordinated notes. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange SA has a call option on this tranche from March 19, 2027 (first date for the revision of the rates of the tranche in question) and upon the occurrence of certain contractually defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2032 and an additional 0.75% in 2047.

These two issuances were the subject of a prospectus approved by the AMF (respectively visas nos. 14-036, 14-525, 19-152 and 19-442).

On December 12, 2019, Orange announced its intention to exercise, on February 7, 2020, in accordance with contractual provisions, its call option concerning the remaining 500 million euros of the tranche with an initial nominal value of 1 billion euros, already partially bought back in April 2019. The interest incurred on this tranche up to December 31, 2019 was 19 million euros. Due to the commitment made by Orange SA to buy back this tranche, it was reclassified from "other shareholders’ equity" to "other short-term borrowings.".

−    On October 15, 2020, as part of its EMTN program, Orange issued the equivalent of 700 million euros of deeply subordinated notes. A revision of interest rates based on market conditions is provided for contractually from October 15, 2028.

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Orange has a call option on this tranche from July 15, 2028 (first date for the revision of the rates of the tranche in question) and upon the occurrence of certain contractually defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2033 and an additional 0.75% in 2048.

−    This issuance of subordinated notes was the subject of a prospectus approved by the AMF (visa no. 20-509).

−    On May 11, 2021, as part of its EMTN program, Orange issued the equivalent of 500 million euros of deeply subordinated notes with a coupon of 1.375% until the first adjustment date. A revision of interest rates based on market conditions is provided for contractually from May 11, 2029. Step-up clauses provide for a coupon adjustment of 0.25% in 2034 and an additional 1.00% in 2049.

−    Orange has a call option on this tranche from May 11, 2029 (first date for the revision of the rates of the tranche in question) and upon the occurrence of certain contractually defined events.

−    This issuance of subordinated notes was the subject of a prospectus approved by the AMF on May 7, 2021 (visa no. 21-141).

All notes, listed on Euronext Paris, are deeply subordinated notes (senior compared to ordinary shares): the holders will only be remunerated (whether for the nominal, interest or any other amount) after all other creditors, including holders of participating loans and securities, simply subordinated or not, representing a claim on Orange SA.

At each interest payment date, settlement may be either paid or deferred, at the option of the issuer. Deferred coupons are capitalized and become due and payable in full under certain circumstances defined contractually and under the control of Orange.

Accrued interest is recognized in income and accrued interest not yet due is included on the liabilities side of the balance sheet outside the heading "Other shareholders’ equity".

In 2021, Orange did not exercise its option to defer payment for the coupons related to the subordinated notes and, accordingly, paid the noteholders as follows:

−    on February 7, 2021, remuneration of 81 million euros (52 million euros and 25 million pounds sterling);

−    on March 19, 2021, remuneration of 9 million euros;

−    on April 1, 2021, remuneration of 38 million euros (32 million pounds sterling);

−    on April 15, 2021, remuneration of 24 million euros;

−    on May 11, 2021, remuneration of 8 million euros (1 million euros and 7 million pounds sterling);

−    on June 24, 2021, remuneration of 3 million euros (2 million euros and 1 million pounds sterling);

−    on October 1, 2021, remuneration of 63 million euros;

−    on October 15, 2021, remuneration of 12 million euros.

5.2.2      TDIRAs

On March 3, 2003, under the terms of the settlement agreement that ended business relationships with MobilCom, Orange SA issued perpetual bonds redeemable for shares (TDIRAs), with a par value of 14,100 euros, reserved for members of the banking syndicate (the "Bank tranche") and for creditor equipment suppliers of MobilCom (the "Equipment Supplier tranche"). The TDIRAs are listed on Euronext Paris. Their issuance was described in a securities note approved by the Commission des Opérations de Bourse (French Securities Regulator, renamed Autorité des marchés financiers (French Financial Markets Authority)) on February 24, 2003. At December 31, 2021, taking into account redemptions made since their issuance, 44,880 TDIRAs remain outstanding for a total par value of 633 million euros.

The TDIRAs are redeemable in new Orange SA shares, at any time at the holders’ request or, under certain conditions as described in the appropriate prospectus, at Orange SA’s initiative based on a ratio of 607.027 shares to one TDIRA (i.e., conversion price of 23.228 euros), as the initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders’ rights, and may be further adjusted under the terms and conditions set out in the information memorandum.

Since January 1, 2010, the interest rate on the TDIRAs has been the three-month Euribor +2.5%.

Accrued interest is recognized in income and accrued interest not yet due is included on the liabilities side of the balance sheet outside the heading "Other shareholders’ equity".

5.3  Provisions

(in millions of euros)	Employee benefits and similar		Dismantling and restoring of sites	Provisions for litigation (1)	Provision for subsidiary risks	Other provisions	Total provisions for contingencies
	Post-employment benefits Note 5.3.1	Long-term benefits Note 5.3.1
Provision - in the opening balance	669	1,375	516	451	-	931	3,942
Allocations (2)	54	1,420	-	139	-	294	1,907
Reversals	(89)	(525)	(8)	(310)	-	(589)	(1,521)
Reversals - unused	(39)	-	-	(6)	-	(483)	(528)
Reversals - used	(50)	(525)	(8)	(304)	-	(106)	(993)
Discounting and other effects (3)	105	(2)	(111)	43	-	(15)	20
Provision - in the closing balance	739	2,268	397	323	-	621	4,348

(1)   See the detail in Note 7 Litigation.

(2)   Including, in respect of long-term benefits, the new French part-time for seniors plans signed in December 2021 for an amount of 1.2 billion euros.

(3)   Including, in respect of dismantling provisions, the effect related to the Totem France contributions for (101) million euros and, in respect of post-employment benefits, the effect linked to changes in accounting method for 96 million euros (see Note 2.1 Changes in accounting method).

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The impact of changes in provisions on the income statement for the fiscal year breaks down as follows:

(in millions of euros)	Operating income	Financial income	Exceptional income	Total
Increases (including discounting)	352	2	1,561	1,915
Reversals	(215)	(8)	(1,298)	(1,521)
Balance at December 31, 2021	137	(6)	263	394

5.3.1      Employee benefits

Types of post-employment benefits and other long-term benefits

In accordance with French laws and practices, Orange SA has obligations relating to employee benefits:

−    with regard to retirement, employees are covered by defined-contribution plans required by law. Civil servants employed by Orange SA are covered by the government-sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (French law No. 96-660 dated July 26, 1996). Consequently, Orange SA has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans;

−    Orange SA also provides a defined-benefit plan in the form of annuities for Senior Management in the amount of 188 million euros. The plan assets of this plan were transferred. For several years now, this plan has been closed to new members;

−    Orange SA is also committed, in the amount of 682 million euros for private sector employees and 23 million euros for civil servants, to capital-based defined-benefit plans: under the laws of some countries or contractual agreements, employees are entitled to certain lump-sum payments or bonuses on retirement depending on their years of service and end of career salary;

−    other post-employment benefits are also granted to retired employees: these are benefits other than defined-benefit and defined-contribution plans;

−    other long-term benefits may also be granted such as seniority awards, long-term compensated absences and the French part-time for seniors plans (TPS) detailed below.

French part-time for seniors plans

As part of the renegotiation of the intergenerational agreement, a new French part-time for seniors plan was signed on December 17, 2021, resulting in the recognition of a liability of 1,197 million euros.

The part-time for seniors plans are accessible to civil servants and employees under private contract from the French entities who are eligible for full retirement benefits by January 1, 2028 at the latest, and who have at least 15 years’ service within the Group.

These plans give employees the opportunity to work 50% or 60% of a full-time job while receiving:

−    a base salary between 65% and 80% of full-time employment;

−    the retirement entitlement benefits of full-time employment during the period in question (both the Company’s and the employee’s contributions);

−    a minimum salary level.

These plans last for a period of at least 18 months and no longer than five years.

The beneficiaries may decide to invest part of their base compensation (5%, 10% or 15%) in a Time Savings Account (CET), with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

At December 31, 2021, the number of employees who are or will be participating in the French part-time for seniors plans and thus included in the provision, is estimated approximately at 11,900 employees.

At December 31, 2021, the provision for TPS was 1,686 million euros (versus 791 million euros at December 31, 2020).

Key assumptions used to calculate the amount of obligations

The assessment of post-employment benefits and other long-term benefits is based on retirement age calculated in accordance with the provisions applicable to each plan and the necessary conditions to ensure entitlement to a full pension, both of which are often subject to legislative changes.

The valuation of the obligation of the French part-time for seniors plans is sensitive to estimates of the potentially eligible population and to the sign-up rate for the plans (estimated at 70% on average), and the trade-offs that the beneficiaries will ultimately make between the different plans proposed.

The actuarial assumptions used to measure Orange SA’s obligation in respect of retirement and other long-term employee benefits are the following:

	December 31, 2021	December 31, 2020
Discount rates (1)	-0.15% to 1.50%	-0.35% to 0.90%
Average expected long-term increase in salaries	2% à 2.75%	2% to 2.70%
Long-term inflation rate (1)	2% or 2.50%	2%

(1)   A discount rate of -0.15% and a long-term inflation rate of 2.50% were used for valuation of the commitment related to the last part-time for seniors plan signed in December 2021.

The discount rates are based on AA-rated corporate bonds with the same maturity as the obligation.

The main capital-based defined-benefit plan (retirement bonuses for employees under private-law contracts in France) is mainly sensitive to employment policy assumptions (Orange has historically had high numbers of staff at retirement age). The estimated increase in the capital of this plan is based on a long-term inflation assumption of 2% associated with the effect of a higher "GVT" (acronym for Wage drift - Seniority - Job-skills). "Wage drift - Seniority - Job-skills" refers to the annual change in total payroll costs independent of general or categorical increases in wages and salaries, due to in-grade promotions, out of grade promotions and the aging of existing staff.

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The impacts on pension benefit obligations of changes in key assumptions would be as follows:

(1)   Sensitivity is performed on future entries to the TPS.

Change in the value of the obligation

The table below provides details of the movements in the value of employee benefit obligations:

(in millions of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits	Total post- employment benefits	Other long-term benefits
Change in the value of the obligation
Total benefit obligations in the opening balance	196	936	17	1,149	1,375
Change in accounting method (1)	-	(218)	-	(218)	-
Service cost	0	56	0	56	88
Interest cost	(1)	5	0	4	(2)
Actuarial (gains)/losses	10	(38)	(0)	(28)	(32)
New French part-time for seniors plan	-	-	-	-	1,197
Transfer between entities	-	(2)	(0)	(2)	(0)
Benefits paid	(17)	(34)	(1)	(52)	(358)
Total benefit obligations in the closing balance (a)	188	705	16	909	2,268
in respect of employee benefit plans that are wholly or partly funded	188	-	-	188	-
in respect of employee benefit plans that are wholly unfunded	-	705	16	721	2,268
Change in plan assets				-
Fair value of plan assets in the opening balance	167	-	-	167	-
Actuarial return on plan assets	(1)	-	-	(1)	-
Gains/(losses) on plan assets	3	-	-	3	-
Employer contributions	11	-	-	11	-
Benefits paid by the fund	(10)	-	-	(10)	-
Fair value of plan assets in the closing balance (b)	170	-	-	170	-
Plan assets
Net funded status (a) - (b)	18	705	16	739	2,268
Provision/(Asset)	18	705	16	739	2,268
Of which provision (asset): short-term	2	43	-	45	431
Of which provision (asset): long-term	16	662	16	694	1,837
Net fiscal year pension cost
Service cost	0	56	0	56	88
Interest cost	(1)	5	0	4	(2)
Expected return on plan assets	1	-	-	1	-
Actuarial (gains)/losses	5	(38)	(0)	(33)	(32)
Transfer between entities		(2)	(0)	(2)	(0)
Total net fiscal year pension cost	5	21	0	26	54
Changes in provision/(asset)
Provision/(asset) at beginning of period	12	611	46	669	1,375
Net fiscal year pension cost	5	21	0	26	54
Contributions and/or benefits paid by the employer	(17)	(34)	(1)	(52)	(358)
New French part-time for seniors plan	-	-	-	-	1,197
Changes in accounting method (2)	18	107	(29)	96	-
Provision/(asset) in the closing balance	18	705	16	739	2,268

(1)   Relates to the effect at January 1, 2021 of the change in methods used for the recognition of rights to benefits related to plans granting a benefit to employees, capped in terms of amount and the granting of which is conditional upon a minimum level of seniority in the company (see Note 2.1 Changes in accounting method).

(2)   Relates to the net effect at January 1, 2021 of the three changes in accounting method for employee commitments referred to in Note 2.1 Changes in accounting method.

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Maturity dates of employee benefit obligations

The table below provides a breakdown of the ten-year maturity schedule of projected disbursements for the French part-time for seniors plans, pension plans and other post-employment benefit obligations at December 31, 2021. Provisions for time savings accounts and long-term illness are not included in the table below.

(in millions of euros)	At December 31, 2021	Schedule of estimated benefits to be paid, undiscounted
		2022	2023	2024	2025	2026 and beyond
French part-time for seniors plans	1,686	338	407	398	304	249
Provisions for pensions and other post-employment benefits	906	112	72	70	44	334
Total employee benefit obligations	2,592	450	479	469	347	583

5.3.2      Share-based payment

Employee shareholding plan Together 2021

On April 21, 2021, the Board of Directors approved the implementation of an employee shareholding plan, Together 2021, designed to strengthen the Group’s employee shareholding. The offering relates to a maximum of subscriptions, including matching contributions, of a value of 260 million euros expressed in the reference price before discount and is carried out by buying back existing shares of Orange SA.

The number of shares subscribed at a price of 6.64 euros (taking into account a discount of 30% compared to the reference market price) amounts to 12 million, to which are added 14 million shares allocated free of charge in the form of a matching contribution, i.e. a total of 26 million shares.

An exceptional expense of 168 million euros was recognized in regard to the benefit granted to employees and former employees of the Group (including free shares).

Free share award plans in force at December 31, 2021

The Board of Directors approved the implementation of free share award plans (Long Term Incentive Plan - LTIP) reserved for the Executive Committee, Corporate Officers, and Senior Management holding the positions of "Executives" and "Leaders".

Main characteristics

	LTIP 2021-2023	LTIP 2020-2022	LTIP 2019-2021
Implementation date by the Board of Directors	July 28, 2021	July 29, 2020	July 24, 2019
Maximum number of free shares (1)	1.8 million	1.7 million	1.7 million
Estimated number of beneficiaries	1,300	1,300	1,200
Vesting date of rights for beneficiaries	December 31, 2023	December 31, 2022	December 31, 2021
Delivery date of the shares to the beneficiaries	March 31, 2024	March 31, 2023	March 31, 2022

(1)   In countries where the regulations, tax codes or labor laws do not permit awards of stock, the beneficiaries of the plan will receive a cash value based on the exchange-traded price of Orange stock at the delivery date of the shares.

Condition of continued employment

The allocation of rights to beneficiaries is subject to a condition of continued employment:

	LTIP 2021-2023	LTIP 2020-2022	LTIP 2019-2021
Assessment of continued employment condition	From January 1, 2021 to December 31, 2023	From January 1, 2020 to December 31, 2022	From January 1, 2019 to December 31, 2021

Performance conditions

Depending on the plans, the allocation of rights to beneficiaries is subject to the achievement of internal and external performance conditions, namely:

−    the organic cash flow from telecom activities internal performance condition, as defined in the plan regulations, assessed (i) annually against the budget for the LTIP 2019-2021, and (ii) at the end of the three years of the plan against the objective set by the Board of Directors for the LTIP 2020-2022 and LTIP 2021-2023;

−    the Corporate Social Responsibility (CSR) internal performance condition, half of which relates to the change in level of CO2 per customer use and (i) half to the Group’s renewable electricity rate for the LTIP 2019-2021 and 2020-2022, and (ii) half to the proportion of women in the Group’s management networks for the LTIP 2021-2023, assessed at the end of three years of the plan in relation to the objectives set by the Board of Directors;

−    the Total Shareholder Return (TSR) external performance condition. The performance of the TSR is assessed by comparing the change in the Orange TSR based on the relative performance of the total return for Orange shareholders over the three fiscal years and the change in the TSR calculated on the average values of the benchmark index Stoxx Europe 600 Telecommunications, or any other index having the same purpose and replacing it during the term of the plan.

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Rights subject to the achievement of performance conditions (as a % of the total entitlement)

	LTIP 2021-2023	LTIP 2020-2022	LTIP 2019-2021
Organic cash flow from telecom activities	50%	40%	50%
Total Shareholder Return (TSR)	30%	40%	50%
Corporate Social Responsibility (CSR)	20%	20%	-

All performance conditions have been met or are estimated to be met at the end of the three years of the plan, with the exception of the condition relating to the TSR of the LTIP 2019-2021.

Accounting effect

Provisions recognized at December 31, 2021 under these plans amounted to 20 million euros (see Note 10.1.16 Other employee benefits)

5.4  Financial liabilities

5.4.1      Schedule of gross financial debt, cash and marketable securities by maturity

(in millions of euros)		December 2020	December 2021	2022	2023	2024	2025	2026	Beyond
Long- and medium-term financial liabilities
Bonds (1)		29,147	28,365	500	1,376	1,900	2,299	1,525	20,765
Bank loans and loans from multilateral lending institutions		2,290	2,100	-	750	-	650	350	350
Other medium- and long-term debt (2)		1,500	1,500	-	-	1,500	-	-	-
Total (a)		32,937	31,965	500	2,126	3,400	2,949	1,875	21,115
Other current financial liabilities
NEU Commercial Paper (3)		554	1,457	1,457
Bank overdrafts		1	1	1
Other short-term borrowings (4)		131	1,980	1,980
Accrued interest not yet due (ICNE) (5)		592	509	509
Total (b)		1,278	3,947	3,947	-	-	-	-	-
Total gross financial liabilities (A)	(a)+(b)	34,215	35,912	4,447	2,126	3,400	2,949	1,875	21,115
Marketable securities		8,224	7,559	7,559
Cash		1,730	1,336	1,336
Total cash, cash equivalents and marketable securities (B)		9,954	8,895	8,895
Total gross financial debt less cash and marketable securities at year-end	(A)-(B)	24,261	27,017	(4,448)

(1)   Includes EMTN (Euro Medium-Term Notes) private placements and the bonds exchangeable for BT securities, a transaction described below.

(2)   Credit facility taken out on October 15, 2019 with Atlas Services Belgium (see Note 5.6 Other current liabilities).

(3)   Negotiable European Commercial Paper (formerly called "commercial paper").

(4)   Including credit facility taken out with Atlas Services Belgium for 1,500 million euros on December 6, 2021 and cash collateral received for 389 million euros at December 31, 2021.

(5)   Including ICNE on bonds for 440 million euros.

At December 31, 2021, Orange SA bonds were redeemable at maturity, and no specific guarantees had been given in relation to these issuances. Some bonds may be redeemed in advance, at the request of the issuer.

Orange SA issued bonds exchangeable for BT securities for a notional amount of 517 million pounds sterling (i.e. 585 million euros at the ECB daily reference rate) bearing a coupon of 0.375% and having as underlying 133 million BT shares. The Bonds matured in June 2021 and are redeemable on demand by investors since August 7, 2017, in cash, BT securities or a combination of the two, at Orange’s choice.

The covenants on borrowings and credit facilities are presented in Note 5.5.3 Liquidity risk management.

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5.4.2      Financial debt by currency

The table below provides a breakdown of Orange SA’s gross financial debt less cash and marketable securities by currency before currency derivatives.

Equivalent value in millions of euros at year-end closing rate	December 31, 2021	December 31, 2020
EUR	19,124	15,496
USD	3,608	4,132
GBP	2,966	3,265
CHF	481	461
HKD	232	215
NOK	130	123
PLN	(23)	(9)
Other currencies	(10)	(14)
Total before accrued interest	26,508	23,669
Accrued interest	509	592
Total before currency derivatives	27,017	24,261

5.5  Exposure to market risks

5.5.1      Interest rate risk management

Orange SA seeks to manage its structural fixed-rate/variable-rate exposure in euros in order to optimize the cost of debt by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors.

Derivative financial instruments

Derivatives are used to manage Orange SA’s fixed-rate/variable-rate exposure at December 31, 2021 and break down as follows:

(in millions of euros)	2022	2023	2024	2025	2026	Beyond	Notional amount
Instruments designated as hedges
Interest rate swaps	225	-	-	-	-	1,450	1,675
Cross currency swaps	-	107	-	730	-	6,079	6,916
Instruments designated as hedges but that do not qualify for hedge accounting
Cross currency swaps	115	568				-	683

Management of fixed-rate/variable-rate debt

The fixed-rate portion of outstanding gross financial debt excluding cash collateral received, is estimated at 96% at December 31, 2021, compared to 90% in 2020.

Sensitivity analysis of Orange SA’s exposure to changes in interest rates

The sensitivity to interest rate risk is only analyzed for interest rate derivatives that are in standalone open position and therefore exposed to interest rate risk. A 1% rise in interest rates would result in a 74 million euro decrease in net financial expenses and a 1% fall in interest rates would result in a 74 million euro increase.

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5.5.2      Currency risk management

Orange SA generally hedges its foreign currency issues with derivatives or with assets in the same currency.

The table below shows the notional amounts of currencies to be delivered and received under off-balance sheet currency instruments (currency swaps, forward currency transactions and currency options) held by Orange SA.

(in millions of currency)	In currency (1)					Other currencies in euro equivalent value
	EUR	USD	GBP (2)	CHF	HKD
Borrower interest rate and cross currency swaps	2,614	4,200	3,762	500	2,049	130
Lender interest rate and cross currency swaps	(10,213)	-	(824)	-	-	-
Currencies receivable under forward currency contracts	619	416	26	-	134	466
Currencies payable under forward currency contracts	(861)	(284)	(42)	-	(14)	(336)
Currency option receivables	-	30	-	-	-	-
Currency option payables	(27)	-	-	-	-	-
Total	(7,868)	4,362	2,922	500	2,169	260
Converted into euros at the closing rate	(7,868)	3,852	3,478	484	246	260

(1)   Positive amounts represent currencies receivable and negative amounts represent currencies deliverable.

(2)   Of which economic hedge of subordinated notes denominated in pounds sterling for 426 million pounds sterling (i.e. 507 million euros).

5.5.3      Liquidity risk management

Credit facilities with banking institutions

Since December 21, 2016, Orange SA has had a 6 billion euro syndicated loan. This loan has been subject to two requests for a one-year extension of the initial maturity date. These requests were approved by the banks so that the final maturity date for the loan has been extended to December 2023.

At December 31, 2021, Orange SA’s liquidity position exceeded the repayments of gross financial debt scheduled in 2022.

(in millions of euros)	Available amounts
Bank overdrafts	(1)
Cash	1,336
Marketable securities	7,559
Drawdown available on credit facilities	6,000
Liquidity position	14,894

Change in Orange’s credit rating

Orange’s credit rating is an additional overall performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk. It is not a substitute for an analysis carried out by investors. Rating agencies regularly review the ratings they award. Any change in the rating could have an effect on the cost of future financing or access to liquidity.

In addition, a change in Orange’s credit rating will, for certain outstanding financing, affect the compensation paid to investors:

−    one Orange SA bond with an outstanding amount of 2.5 billion dollars maturing in 2031 (equivalent to 2.0 billion euros at December 31, 2021) is subject to a Step-up clause in the event that Orange’s rating changes. This clause was triggered in 2013 and early 2014: the coupon due in March 2014 was thus computed on the basis of an interest rate of 8.75% and since then the bond bears interest at the rate of 9%;

−    the margin of the syndicated credit line of 6 billion euros might be modified in light of changes to Orange’s credit rating, upward or downward. At December 31, 2021, the credit facility was not drawn.

At December 31, 2021, neither Orange’s credit ratings nor the outlook had changed compared with December 31, 2020:

	Standard & Poor’s	Moody’s	Fitch Ratings
Long-term debt	BBB+	Baa1	BBB+
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F2

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5.5.4      Financial covenants

Commitments with regard to financial ratios

Orange SA does not have any credit line or loan subject to specific covenant with regard to financial ratios.

Commitments related to instances of default or material adverse changes

Most of Orange SA’s financing agreements, in particular the 6 billion euro syndicated credit facility, as well as bond issues, are not subject to early redemption obligations in the event of a material adverse change, or cross-default provisions. Most of these contracts include cross acceleration provisions. Thus, the mere occurrence of events of default in other financing agreements would not automatically trigger an accelerated repayment under such contracts.

5.5.5      Credit risk and counterparty risk management

Orange SA may be exposed to counterparty risk through trade receivables, cash and cash equivalents, investments and derivative financial instruments.

Orange SA considers that it has limited counterparty risk with respect to trade accounts due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. The maximum value of the counterparty risk on these financial assets is equal to their recognized net book value.

Orange SA is exposed to counterparty risk through its investments and derivatives. Therefore, it performs a strict selection of public, financial or industrial institutions in which it invests or with which it enters into derivatives agreements. This selection takes particular note of the institutions’ credit ratings:

−    for each non-banking counterparty selected for investments, limits are based on ratings and maturities of the investments;

−    for each counterparty bank selected for investments and derivatives, limits are based on equity, rating, CDS (Credit Default Swap, an accurate indicator of potential default risk) as well as on periodic analyses carried out by the Treasury Department;

−    theoretical limits and consumption limits are monitored and reported on a daily basis to the Group treasurer and the head of the trading room. These limits are adjusted regularly depending on credit events.

For derivatives, master agreements relating to financial instruments (French Banking Federation) are signed with all counterparties and provide for a net settlement of debts and receivables, in case of failure of one of the parties, as well as for calculation of a final balance to be received or paid. These agreements include a CSA (Credit Support Annex) cash collateral clause that can lead to either a deposit (collateral paid) or collection (collateral received), on a daily basis. These payment amounts correspond to the change in market value of all derivatives.

As a rule, investments are negotiated with high-grade banks.

5.5.6      Notional amount and fair value of derivative financial instruments

Notional contracts or amounts do not represent the amounts to be paid or received and consequently do not represent the risk incurred by Orange SA in the use of derivative financial instruments.

The fair value of the currency swaps and interest rate swaps is estimated by discounting expected future cash flows using the year-end market exchange rates and year-end interest rates for the remaining term of the contracts.

The fair value of over-the-counter options is estimated using generally accepted market measurement models.

Orange SA may set up hedges of interest rate and foreign exchange rate risk with external counterparties on behalf of some of its direct or indirect subsidiaries. In the vast majority of cases, these hedges are subject to mirror transactions in the subsidiaries for which they are set up, with Orange SA not bearing any residual interest or foreign exchange rate risk.

(in millions of euros)	December 31, 2021		December 31, 2020
	Notional amount	Fair value	Notional amount	Fair value
Off-balance sheet financial instruments
Interest rate swaps	1,675	(14)	4,835	(46)
Cross currency swaps	7,599	334	11,790	(495)
Forward currency contracts	1,499	-	2,404	(1)
Total firm commitments	10,773	320	19,029	(542)
Options	27	-	66	-
Total contingent commitments	27	-	66	-
Total	10,800	320	19,095	(542)

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5.6  Other current liabilities

(in millions of euros)	Note	December 31, 2021	December 31, 2020
Subsidiaries’ cash current accounts		5,453	5,328
of which Atlas Services Belgium (1)		509	2,338
of which Equant		927	873
of which Orange Participations UK (2)		1,310	211
of which Orange Spain		48	186
of which Orange Brand Services Limited		199	107
of which Orange Participations (3)		880	199
of which Orange Middle East & Africa		122	222
Tax and social security liabilities		1,403	1,450
Payables to submarine cable consortium members		194	257
Other		462	382
Total		7,512	7,417

(1)   Change for the fiscal year mainly due to the credit facility taken out with Atlas Services Belgium for (1.5) billion euros (see Note 4.4 Financial liabilities).

(2)   Change for the fiscal year mainly due to the disposal of Totem Towerco Spain to Totem Group for 1.3 billion euros (see Note 4.2 Financial assets).

(3)   Change for the fiscal year mainly due to the disposal of Orange Concessions for 1.1 billion euros to the consortium comprising La Banque des Territoires (Caisse des dépôts), CNP Assurances and EDF Invest.

5.7  Deferred income

(in millions of euros)	December 31, 2021	December 31, 2020
Deferred financial income	754	877
of which instruments eligible for hedge accounting	319	401
of which balances received upon unwinding of derivatives and spread until maturity of the hedged underlying	435	476
Deferred operating income	716	732
of which B2C contracts	226	209
of which the spreading over 20 years of the invoicing for civil works services as part of the cable network contribution	36	59
Total	1,470	1,609

5.8  Maturity of non-financial receivables and payables

At December 31, 2021, receivables and non-financial payables were due within one year, with the exception of telecom license debts for an amount of 635 million euros (see Note 4.1.1 Intangible assets) and receivables related to the payment terms offered on the acquisition of a mobile phone representing an amount lower than 1.5 million euros (see Note 10.1.8 Trade receivables).

Note 6       Contractual obligations and off-balance sheet commitments

At December 31, 2021, Management believes that, to the best of its current knowledge, there are no commitments likely to have a significant effect on the current or future financial position of Orange SA, other than those mentioned in this note.

6.1  Commitments related to operating activities

(in millions of euros)	Total commitment	Less than one year	From one to five years	More than five years
Commitments related to operating activities	15,595	3,029	6,933	5,633
Operating and finance lease commitments (1)	4,145	1,021	1,967	1,157
Handset purchase commitments	2,412	1,051	1,361
Transmission capacity purchase commitments	234	29	48	157
Other purchase commitments for goods and services	6,969	732	2,449	3,788
Investment commitments in property, plant and equipment and intangible assets	541	75	466
Guarantees granted to third parties in the ordinary course of business	1,294	121	642	531

(1)   Including operating property leases for 3,476 million euros, finance lease expenses for 574 million euros and vehicle rentals for 72 million euros.

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Operating lease commitments

The main operating lease commitments correspond to the present value of fixed and in-substance fixed payments not paid at that date, plus any amounts that Orange SA is reasonably certain to pay at the end of the lease, such as the exercise price of a purchase option (where it is reasonably certain to be exercised), or penalties payable to the lessors for terminating the lease (where such termination option is reasonably certain to be exercised).

Orange SA systematically determines the lease term as the period during which leases cannot be canceled, plus periods covered by any extension options that the lessee is reasonably certain to exercise and by any termination options that the lessee is reasonably certain not to exercise.

Operating lease maturities are presented below:

(in millions of euros)	Minimum future lease payments	Less than one year	From one to five years	More than five years
Operating property lease commitments (1)	3,476	688	1,778	1,010

(1)   Lease payments in respect of operating property leases, except for those entered into with FT IMMO H (an Orange SA subsidiary), amounted to 3,091 million euros.

Orange SA may choose whether or not to renew commercial leases upon expiration or replace them with other leases with renegotiated terms and conditions.

Handset purchase commitments

Following the signing of new handset purchase commitments at end-July 2021 for a three-year period, the total amount of handset purchase commitments was 2,412 million euros at year-end 2021.

Other purchase commitments for goods and services

The main purchase commitments for goods and services correspond to:

−    equipment hosting services for mobile sites under an agreement with Totem France for an amount of 3,661 million euros;

−    commitments relating to the co-financed and leased lines for an amount of 1,304 million euros;

−    active equipment hosting services for mobile sites under a "Built-to-Suit" agreement for approximately 435 million euros;

−    property rental expenses for an amount of 359 million euros;

−    the purchase of broadcasting rights for an amount of 274 million euros; and

−    the maintenance of submarine cables for which Orange has joint ownership or user rights, for an overall amount of 226 million euros.

Investment commitments

At the end of December 2021, investment commitments amounted to 541 million euros.

In addition to these commitments, which are expressed in monetary terms, the Group made certain commitments to the National Regulatory Authorities such as ensuring certain coverage of the population by fixed or mobile networks, particularly in the context of assignment of licenses or service quality. These commitments will require capital expenditure in future years to roll out and enhance the networks. They are not shown in the table above since they are not expressed in monetary terms:

−    the obligations included in the authorization to use 5G frequencies in the 3.4-3.8 GHz band issued to Orange on November 12, 2020 are as follows:

-      the rollout of sites (3,000 sites by the end of 2022, 8,000 sites by the end of 2024 and 10,500 sites by the end of 2025), of which 25% must be located in rural areas or industrial areas outside of very densely populated areas,

-      widespread availability of a 5G service at all sites by the end of 2030, an obligation that may be met either with the 3.4-3.8GHz band or another band,

-      the provision of a speed of at least 240 Mbps per sector from 75% of sites by the end of 2022, 85% of sites by the end of 2024, 90% of sites by the end of 2025, and 100% of sites by the end of 2030,

-      coverage of the main highways by the end of 2025, major roads by the end of 2027,

-      the provision of differentiated services and the activation of the IPv6 (Internet Protocol version 6) network protocol,

In addition, the commitments made by Orange to participate in the first stage of the procedure and which made it possible to obtain 50 MHz at a reserve price became obligations in the authorization issued:

-      from the end of 2023, Orange will have to provide a fixed offer from sites using the 3.5 GHz band and a fixed offer to cover premises that benefit from fixed access radio network services,

-      Orange will have to meet reasonable requests for the provision of services from private sector companies and public sector structures, provide indoor coverage, offer hosting for mobile virtual network operators (MVNOs) and be transparent about network failures and planned rollouts;

−    pursuant to the provisions of Article L. 33-13 of the French Postal & Electronic Communications Code regarding coverage in sparsely populated areas:

-      Orange proposed that it commit to ensuring that, within its FTTH deployment scope in the AMII area and unless refused by third parties, 100% of homes and professional premises would have access to FTTH sales offers by the end of 2020 (including a maximum 8% of premises connectable on demand) and that 100% of homes and professional premises would be made connectable by the end of 2022. Subsequent to the Arcep opinion, these proposals were accepted by the government in July 2018,

-      outside of the AMII area, Orange proposed that it make deployment commitments within the AMEL area for the Vienne, Haute-Vienne, Deux-Sèvres and Lot-et-Garonne departments,

-      lastly, Orange proposed to make commitments outside of the AMII and AMEL areas in the following departments: Orne, Hautes-Pyrénées, Yvelines, Territoire-de-Belfort, Guadeloupe and Martinique;

−    on January 14, 2018, the Orange group and the other French mobile operators signed an agreement (the "New Deal") to ensure better mobile coverage of French territory, particularly rural areas. This agreement includes enhanced coverage obligations, which are included for the 2018-2021 period in our licenses in force in the bands 900 MHz, 1,800 MHz and 2,100 MHz, and for the post 2021 period, in the new licenses for 900 MHz, 1,800 MHz and 2,100 MHz awarded on November 15, 2018:

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-      targeted programs for the improvement of coverage, with the coverage of 5,000 areas by operators by 2029,

-      the generalization of 4G by the end of 2020 on almost all existing mobile sites,

-      the acceleration of the coverage of the transport routes, ensuring that the main road and rail routes have 4G coverage,

-      the supply of a fixed 4G service and the extension of the service to 500 additional sites upon request from the government by 2020,

-      the widespread use of telephone coverage inside buildings, proposing voice over Wi-Fi and SMS over Wi-Fi offers and offers involving the indoor coverage of buildings upon request,

-      the improvement of reception quality throughout the country, particularly in rural areas, with good coverage (according to the Arcep decision No. 2016-1678 relative to publications giving information on mobile coverage) by 2024-2027;

−    in 2015, in France, when the frequencies in the 700 MHz band were allocated, Orange took:

-      coverage obligations in "priority deployment areas" (40% of the country within 5 years, 92% within 12 years and 97.7% within 15 years) and in "white areas" not yet covered by a broadband network (100% within 12 years), at the level of priority road routes (100% within 15 years) and at the level of the national rail network (60% within 7 years, 80% within 12 years and 90% within 15 years);

−    in 2011, in France, when the frequencies in the 2.6 GHz and 800 MHz bands were allocated, Orange took:

-      an optional commitment to host mobile virtual network operators (MVNOs) on certain technical and pricing terms under Full MVNO schemes,

-      an obligation to provide mobile coverage with theoretical maximum download speeds of at least 60 Mbps per user (25% of the country within four years and 75% within 12 years for the 2.6 GHz, 98% of the country within 12 years, 99.6% within 15 years for the 800 MHz band) which can be met by using both the allocated frequencies and other frequencies,

-      for the 800 MHz band, specifically: a coverage obligation in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming services, a coverage obligation in each department (90% within 12 years, 95% within 15 years) and an obligation to pool resources in communities covered by the "white areas" program.

Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that Orange SA has the ability to fulfill these commitments made to government authorities.

Guarantees granted to third parties in the ordinary course of business

As the parent company of the Orange group, Orange SA grants guarantees to third parties in order to cover the contractual obligations of its direct or indirect subsidiaries. These guarantees totaled 1,294 million euros at December 31, 2021.

In the context of deploying the High-Speed and Very High-Speed broadband network in France, the Group signed contracts through the Public Initiative Network (mainly public service delegation contracts or public-private partnerships and procurement contracts for design, realization, operation and maintenance), under terms which Orange SA counter-guaranteed for an overall amount of 252 million euros at December 31, 2021, a portion of the commitments being made by its subsidiaries with public entities, particularly for performance guarantees and rehabilitation of infrastructure.

These commitments include the performance guarantees granted to certain customers of the Enterprise Division subsidiaries, for an amount of 295 million euros.

Orange SA provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of its contractual obligations in the ordinary course of its business. These guarantees are not shown in the table above, as they do not increase the amount of its commitments.

6.2  Other commitments

Warranties given on disposals

Under the disposal agreements for certain assets, subsidiaries or equity investments entered into by its subsidiaries, the Company guarantees that those subsidiaries will fulfill their obligations under the asset and liability warranties they have granted. Nearly all material disposal agreements provide for caps on these warranties.

At December 31, 2021, the main warranties in effect were the following:

−    the uncapped warranties granted to the EE joint venture when contributing the operations in the United Kingdom, concerning the restructuring of equity investments and assets done prior to the contribution expiring in 2022;

−    a warranty given to BT as part of the EE disposal, backed 50/50 by Orange group and Deutsche Telekom as tax and operating warranties, except for events ascribable solely to one or the other, and capped at the contractually set sale price of 5.1 billion pounds sterling (6.1 billion euros converted at the exchange rate at December 31, 2021) for Orange’s share, which will expire in 2023;

−    miscellaneous standard warranties granted to buyers of real estate sold by the Group.

The Company believes that the risk of all these warranties being enforced is remote and that the potential consequences of their being called are not material with regard to Orange SA’s results and financial position.

6.3  Financing commitments

Orange SA’s main commitments relating to borrowings are set out in Note 5.4 Financial liabilities and Note 5.5 Exposure to market risks.

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Note 7       Litigation

This note presents all of the significant legal disputes in which Orange SA is involved, with the exception of those related to disagreements between Orange SA and the tax or social security authorities concerning levies, income tax or social security contributions. These disputes are presented in Notes 3.6. Income tax and 5.3 Provisions.

At December 31, 2021, the provisions recognized by Orange SA for all disputes in which it is involved (other than those in Notes 3.6 Income tax and 5.3 Provisions) amounted to 323 million euros, compared with 451 million euros at December 31, 2020. Orange SA believes that any disclosure of the amount of provisions on a case-by-case basis for ongoing disputes could seriously harm the Group’s position. The balance and overall movements on provisions are presented in Note 5.3 Provisions.

Litigation related to competition law

Mobile services

−    In parallel to the judicial inquiry for which a final decision was handed down on December 17, 2015, a final verdict was reached by the French Competition Authority fining Orange 350 million euros for having implemented four anti-competitive practices in the "Enterprise" market segment and imposing injunctions, SFR brought an action on June 18, 2015, for damages suffered because of Orange’s practices. After several successive increases in April 2016 and September 2018, SFR raised its claim to 3 billion euros in July 2019. In the wake of this decision, Céleste and Adista also brought actions against Orange before the Paris Commercial Court for damages. Orange and SFR entered into a memorandum of understanding, notably putting an end to their dispute. SFR withdrew its claim for damages from the Paris Commercial Court which duly noted this withdrawal on April 2, 2021. This dispute is now closed. The investigation of the cases of Céleste and Adista versus Orange are ongoing. To date, the overall claims of Céleste and Adista represent a total of 47 million euros.

−    Concurrently to their complaints filed with the French Competition Authority, regarding the practices of Orange in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guiana, for which Orange received a definitive sentence, Digicel and Outremer Telecom initiated before the Paris Commercial Court legal actions for alleged damages stemming from these practices. After being sentenced by the Paris Commercial Court in March 2015, the Paris Court of Appeal decreased the amount of the fine to be paid to Outremer Telecom to 3 million euros in May 2017, noting inter alia that the damages should be discounted at the statutory rate of interest. On December 18, 2017 the Paris Commercial Court ordered Orange to pay Digicel the sum of 180 million euros, to which should be added interest calculated from March 2009 until the date of payment at a higher interest rate than the rate ordered by the Paris Court of Appeal in the Outremer Telecom litigation, i.e. a total amount of 346 million euros. On June 17, 2020, the Paris Court of Appeal overturned the judgment and in particular the interest calculation applied to the damages set forth in the judgment rendered by the Paris Commercial Court on December 18, 2017, which ordered Orange to make a principal payment of 180 million euros to Digicel. Following this judgment, Orange was refunded 97 million euros. Orange appealed to the French Supreme Court and re-assessed the risk related to the possible reversal of the Court of Appeal’s judgment, which would return the parties to the situation following the first-instance court’s decision.

Fixed services

−    In 2010, SFR and then Verizon summoned Orange SA to appear before the Paris Commercial Court demanding the reimbursement of alleged overpayments on interconnection services provided by Orange, the price of which allegedly did not reflect their cost. On June 18 and 25, 2013, the Paris Commercial Court dismissed their claims but ordered Orange to pay Verizon 1 million euros in damages with respect to services provided in 2008. Orange paid this amount in 2013. SFR and Verizon filed appeals against these decisions. In December 2015, the Paris Court of Appeal dismissed in full the claims made by SFR and in September 2017, the French Supreme Court rejected SFR’s appeal. Furthermore, in April 2017, the Paris Court of Appeal dismissed Verizon completely and reversed the compensation of 1 million euros granted for services provided in 2008. On June 5, 2019, the French Supreme Court annulled the decision of the Paris Court of Appeal and restored the parties to the situation they were in following the first instance court’s decision rendered on June 25, 2013. The proceedings are still ongoing.

−    In 2012, SFR brought an action against Orange SA before the Paris Commercial Court denouncing its fixed telephony retail offers for the secondary residences market. In February 2014, the trial court ruled that Orange had abused its dominant position but in October 2014, the Paris Appeal Court annulled this ruling. This decision was then overturned by the French Supreme Court in 2016 and Orange had to pay 53 million euros to SFR pursuant to the trial court’s ruling. SFR had raised its claims to 257 million euros before the Court of Appeal. In 2018, the Court of Appeal sentenced Orange to pay 54 million euros and Orange appealed to the French Supreme Court. On September 16, 2020, the French Supreme Court overturned the judgment handed down by the Court of Appeal and restored the parties to the situation they were in following the Paris Commercial Court’s decision. Orange applied to the Court of Appeal and obtained through a ruling on September 24, 2021, a reversal of its conviction and the return of the full amount of the sums awarded to SFR, which SFR returned at the end of 2021. SFR appealed to the French Supreme Court again on October 5, 2021.

−    On April 16, 2021, Bouygues Telecom brought an action against Orange before the Paris criminal court concerning the service quality of its wholesale offers for an amount of 78 million euros for alleged losses. Orange considers these claims to be without merit.

Other proceedings

−    In June 2018, Iliad brought summary proceedings against Orange SA before the presiding judge of the Paris Commercial Court, aiming to ban some of its mobile telephony offers proposing mobile handsets at attractive prices accompanied by a subscription package, on the grounds that they constituted consumer credit offers. The case is currently being investigated by the judges deciding on the merits of the case. On October 16, 2020, Iliad, for the first time, assessed its loss at 790 million euros.

−    In December 2018 the administrators of former UK retailer Phones 4U, (which is in administration and no longer trading), filed a claim against the three main UK mobile network operators, including EE, and their parent companies, including Orange. The Phones 4U claim (of an unquantified amount) is currently being disputed before the High Court of England and Wales. Orange vigorously challenges the allegations raised by Phones 4U which include collusion between various operators.

−    In August 2020, ASSIA brought proceedings against Orange SA before the Paris Civil Court for infringement of two dynamic xDSL line management patents. ASSIA is claiming a total of around 500 million euros for the financial damage it claims to have suffered. Orange SA considers its claims to be without merit and is challenging them. The proceedings are currently being examined by the judges deciding on the merits of the case.

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−    The Evaluation and Compensation Committee, set up as part of the France Telecom employee-related crisis trial, to examine individual claims submitted by individuals present in the company between 2007 and 2010 and their beneficiaries, extended the period for submitting files until December 31, 2020. This Committee is continuing to analyze and process the requests received. At the end of December 2021, 1,751 individual requests had been received, about 1,100 of which had been closed subsequent to an agreement and just under 300 requests are being processed. The Committee is expected to finish its work by the the first half of 2022.

In order to provide its telecommunication services, Orange SA sometimes uses fixed assets of other parties. Terms of use of these assets are not always formalized. The Company is sometimes subject of claims and might be subject to future claims in this respect, which could result in a cash outflow in the future. The amount of the potential obligations or future commitments cannot be measured with sufficient reliability due to legal complexities involved.

Other than proceedings related to tax audits (see Note 3.6 Income tax), there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending or threatened, of which Orange is aware, which may have or have had in the last 12 months a material impact on the Company’s and/or Group’s financial position or profitability.

Note 8       Transactions with companies and related parties

The main related-party transactions with associates are carried out in the ordinary course of business and are entered into through arm’s length transactions.

The additional related-party transactions cover the main transactions carried out in the ordinary course of business with companies that belong to the Group and that are not wholly owned (directly or indirectly) by Orange SA and companies in which the Chairman of Orange SA’s Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee.

Telecommunication services provided to French governmental authorities, which are one of Orange SA’s largest customers, as well as those to its various local and regional authorities, are provided on an arm’s length basis.

Note 9       Subsequent events

Appointment of the new Chief Executive Officer

The Orange Board of Directors met on January 28 and appointed Christel Heydemann as the Chief Executive Officer of Orange as from April 4, 2022. As the Board noted a separation of the positions of Chairman and Chief Executive Officer, at the arrival of the new Chief Executive Officer, Stéphane Richard will continue to carry out the duties of non-executive Chairman until the arrival of a new Chairperson and until May 19, 2022, at the latest, the date of the Orange Shareholders’ Meeting.

Note 10     Accounting policies for preparing the financial statements

The Statutory Financial Statements of Orange SA have been prepared in accordance with generally accepted accounting principles in France and with the provisions of the French General Accounting Plan (Plan Comptable Général).

10.1      Accounting policies

The financial statements were prepared in accordance with ANC regulation No. 2014-03 of June 5, 2014, regarding the amended version of the French General Accounting Plan.

General accounting practices were used in accordance with the French General Accounting Plan, in line with the principle of prudence, and following the basic assumptions below:

−    going concern;

−    independence of fiscal years;

−    consistency of accounting methods from one fiscal year to the next; and

in accordance with general rules for the preparation and presentation of Statutory Financial Statements.

The historical cost method was adopted as the basic method of accounting. Only material information is provided.

The principal methods used are presented below.

10.1.1     Transactions in foreign currencies

Sales in foreign currencies are recorded under revenue at the exchange rate on the day of sale. The effect of hedging is, where applicable, accounted for under the same heading as revenue.

Monetary assets and liabilities in foreign currencies are translated at the fiscal year-end exchange rate. Losses or gains arising on the translation of receivables and payables at the year-end rate are recognized in the balance sheet respectively as "unrealized foreign exchange losses" on the assets side or "unrealized foreign exchange gains" on the liabilities side.

For financial transactions, unrealized gains or losses on all balance sheet and off-balance sheet positions are determined by currency and by year of due date. For commercial transactions, unrealized gains or losses are determined by currency.

A provision is recorded for any net unrealized exchange losses other than those backed by an underlying instrument that is part of a hedge of equity securities in foreign currencies.

Translation adjustments for operating payables and receivables (provisioned or realized) are entered under operating income. Translation adjustments for financial payables and receivables (provisioned or realized) are entered under financial income.

10.1.2     Revenue recognition

The main revenue from Orange SA’s activities is recognized as follows:

Provision of equipment

Revenue from the sale of handsets and accessories is recognized when delivered. Installation fees are recognized in revenue when the line is activated.

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Equipment lease revenue is recognized on a straight-line basis over the term of the lease agreement.

Service revenue

Revenue from telephone and Internet access contracts is recognized on a straight-line basis over the period of the service.

Revenue from incoming and outgoing telephone communications is recognized when the service is provided.

Revenue related to the use of leased lines and to medium-speed and broadband data transmission is recognized on a straight-line basis over the term of the contract.

Revenue related to the sale of transmission capacity on terrestrial and submarine cables is recognized on a straight-line basis over the term of the contract.

Revenue from Internet advertising is recognized over the period over which the advertising service is provided.

Separable components of a bundled offer and related offers

Many service offers available on the Group’s main markets are comprised of two components: an equipment component (e.g. a mobile handset) and a service component (e.g. a talk plan).

Hence, for bundled offers including a handset sold at a discounted price and a telecommunication service, revenue recognized for the handset sale is limited to the amount of the arrangement that is not contingent upon the rendering of service provision, i.e. the amount paid by the customer for the handset: this amount is usually the amount paid at the delivery, or the discounted amounts paid over a 12- or 24-month period with respect to the offers paid by installments.

Where separable, revenue from equipment sales is recognized when the significant risks and rewards of ownership are transferred to the buyer. The provision of an Internet box does not constitute either a separable component of the Internet access service offer nor a rental because Orange maintains control of the box and its usage.

For certain commercial offers, revenue from connection to a service is recognized in full when billing the first connection, even if this service is not a separately identifiable transaction from subscription and communications.

Sales of content

Revenue from the sale of revenue and cost-sharing arrangements ("contact number" service) is recognized at the gross amount. Amounts due to providers of such services are recognized in operating expenses.

Revenue from the sale or supply of content (audio, video, games, etc.) through the various communication systems (mobile, PC, TV, fixed telephony, etc.) is recognized at the gross amount; payments to content publishers are therefore recognized in operating expenses. When Orange SA is acting as agent in the sale or supply of content, the related transactions are recognized in third-party accounts and only Orange SA’s fees are recognized in net income.

Customer acquisition and loyalty program costs

Subscriber acquisition and retention costs, other than loyalty program costs, are recognized in profit and loss in the fiscal year in which they are incurred, that is, on acquisition or renewal.

The accounting treatment of rights to loyalty discounts granted to customers is defined by CNC Urgent Issues Committee Opinion 2004-E dated October 13, 2004. When the right to a benefit is granted, the Company undertakes to provide cash discounts or benefits in kind to its customers. The equivalent value in euros of loyalty discounts granted to customers is recognized under deferred income. It is estimated on the basis of assumptions on cancellation rates and utilization rates of the rights by subscribers and is deferred until such time as it is converted into revenue when a future sale is made. This principle is applied to Orange SA’s existing PCM (Change Your Mobile) program, under which customers can get a new mobile phone provided that they enter into a new contractual obligation.

10.1.3     Intangible assets

Pursuant to ANC Regulation No. 2015-06 of November 23, 2015, at the start of the fiscal year on January 1, 2016, the technical losses recognized in the financial statements were allocated, transaction by transaction, to the underlying assets on which there were unrealized gains. The residual amount of losses not allocated to components of identified assets remains in commercial goodwill and is subject to impairment tests as described in Note 9.1.5 Impairment of property, plant and equipment and intangible assets.

Thus, intangible assets mainly include technical merger losses not allocated to identified assets, licenses, patents, usage rights, software and leasehold rights, as well as development costs.

Gross value

Intangible assets are recognized at acquisition or production cost.

The acquisition cost of mobile network operating licenses consists of a fixed portion, which is capitalized, and a variable portion, which is expensed (equal to 1% of eligible revenue). The amortization period for the licenses begins as from the date on which the network is technically ready for effective marketing of the service and ends on the license expiration date, with the exception of the first block of frequencies under the UMTS license, for which the amortization period is effective as from the award date.

Development costs are capitalized when the following can be demonstrated:

−    the intention and the technical and financial capacity to complete the development project;

−    the project will generate probable future economic benefits for the Company; and

−    the cost can be measured reliably.

Research and development costs not fulfilling the above criteria are expensed as incurred.

Depreciation and amortization

Intangible assets are amortized on a basis that reflects the pattern in which their future economic benefits are expected to be consumed according to their probable use.

The straight-line basis is usually applied over the following estimated useful lives:

Mobile network licenses	15 to 20 years
Patents	14 years
Indefeasible Rights of Use of submarine and terrestrial cables	10 to 20 years
IT (applications, software, licenses), customer service platforms, R&D	3 to 5 years

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10.1.4     Property, plant and equipment

Property, plant and equipment mainly comprise network facilities and equipment.

Gross value

The gross value of property, plant and equipment corresponds to their acquisition or production cost. This cost includes the costs directly attributable to the transfer of the asset to its place of operation and its preparation for operation.

Transfer taxes, fees or commissions and legal costs related to the acquisition are attached to the acquisition cost of the asset.

The cost of property, plant and equipment includes, where appropriate, the estimate of the costs of dismantling and removing the item and restoring the site on which it is located, representing the obligation incurred by Orange SA.

The cost of networks includes design and construction costs, as well as equipment and installation capacity improvement costs.

Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or extend its useful life.

The rollout of assets by stage, especially for network assets, does not generally require a substantial period of preparation. As a consequence, Orange SA does not generally capitalize the interest expense incurred during the construction and acquisition phase for its property, plant and equipment and intangible assets. Interest is entered under expenses in the fiscal year during which it is incurred, independently of how the borrowed capital is used.

Pursuant to the component-based approach, the total cost of an asset is allocated among its different components and each component is accounted for separately when different components have different useful lives, or when the pattern in which their future economic benefits are expected to be consumed by the entity varies, thereby requiring the use of different rates and methods of depreciation.

Depreciation and amortization

Property, plant and equipment are depreciated on a basis that reflects the pattern in which the future economic benefits of each of their components are expected to be consumed according to their probable use.

The straight-line basis is usually applied over the following estimated useful lives:

Buildings (including lightweight constructions), leasehold improvements and equipment	5 to 30 years
Infrastructure (civil works, copper and optical cables, telephone poles, masts, mobile site research and engineering costs)	8 to 30 years
Equipment (switching, transmission, etc.) and fixed and mobile network installations, including inseparable underlying software	5 to 20 years
Computer hardware, handsets	3 to 5 years
Other property, plant and equipment	3 to 10 years

Land and fixed assets in progress are not depreciated.

The depreciable amount of an asset relates to its gross value minus its residual value less disposal costs.

Orange SA makes use of accelerated depreciation allowed under the tax regulations in force. The difference between accelerated depreciation and straight-line depreciation is recorded as a regulated provision on the balance sheet.

10.1.5     Impairment of property, plant and equipment and intangible assets

An impairment loss is recognized, on a case-by-case basis, when the fair value of an asset falls sustainably below its net book value due to events or circumstances arising during the period (such as obsolescence, wear and tear, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenue or other external indicators, revision of operating cash flows, etc.).

Fair value is the higher of market value and value in use.

For assets which are to be held and used, fair value is usually determined on the basis of value in use, which is the estimated present value of the future economic benefits expected to be derived from the use and disposal of the asset. For assets held for sale, fair value is determined on the basis of realizable value assessed by reference to market prices.

In addition, property, plant and equipment and intangible assets, including the commercial goodwill allocated to businesses in France, are tested overall for impairment relating to all activities and sites in France.

Potential reversal of impairment is examined at each closing date. Impairment on goodwill is definitive.

10.1.6     Financial assets

Equity securities are recorded at historical purchase cost plus the share, if any, of the merger loss allocated to them pursuant to ANC Regulation No. 2015-06. Transaction costs are expensed as incurred.

To determine whether an impairment loss should be recognized, the historical acquisition cost (including any share of merger losses allocated thereto) is compared to its fair value.

Fair value is equal to value in use for strategic interests. However, when an interest is due to be sold, it is measured at market value.

The value in use of equity securities is the estimated enterprise value of the component entities of those investments, less their net debt (or plus their net cash), as calculated in their currency and converted into euros at the year-end exchange rate.

Due to the short-term volatility of market value and the strategic nature of its investments, Orange SA uses the discounted cash flow method to assess enterprise value (excluding for banking activity). Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by Orange SA’s Management, as follows:

−    cash flows are taken from business plans covering a timeframe of three to five years;

−    beyond that timeframe, cash flows are extrapolated by applying a perpetual growth rate specific to each business activity;

−    the cash flows obtained are discounted using appropriate rates for the type of business.

Market value is the best estimate of the amount obtainable from the sale of an asset in an arm’s length transaction less costs to sell. This estimate is made on the basis of available market information, taking into account any specific circumstances.

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Other criteria, such as market value (assessed based on average share price over the last 20 trading days), growth and profitability prospects, parent company equity, proportionate share in the investment (historic basis) can be taken into account, separately or in addition to value in use, when calculating fair value according to the type of each investment.

Receivables related to equity investments

Receivables related to equity investments comprise medium- or long-term loan agreements with Group companies. They are recognized separately from current accounts with Group subsidiaries, which are used for the daily management of their cash surpluses and requirements. Impairment is recognized according to the risk of non-recovery.

Cash collateral received

Orange SA has negotiated cash collateral agreements with its main bank counterparties, which fluctuate according to the valuation of off-balance sheet transactions with these counterparties. The amount of this collateral is strongly correlated to movements in foreign exchange rates.

Collateral paid is recorded in financial assets and collateral received is recognized in other short-term borrowings.

10.1.7     Inventories

Network maintenance equipment and equipment intended for sale to customers are measured at the lower of cost or likely realizable net book value. The cost relates to the acquisition cost, which is determined by the weighted average cost method.

When the likely realizable net book value is lower than the cost of entry, a provision for impairment is recorded that amounts to the ascertained difference.

10.1.8     Trade receivables

Due to its broad range of customers (B2C customers, large companies, professionals and mobile virtual network operators (MVNOs)), Orange SA does not consider itself to be exposed to a customer concentration risk. Impairment is recognized according to the risk of non-recovery of the receivables. It is calculated either on an individual basis or on a statistical assessment of the risk according to customer segment.

Receivables assigned to installment payments

Trade receivables may include installment payments over at most a two-year period for mobile phone purchases. In 2018, Orange SA established a program with a bank of non-recourse disposals of its deferred payment receivables. The transfer of ownership having been completed, the receivables thus sold were no longer recognized on the balance sheet. This disposal is considered as a pure and simple assignment of receivables related to the Company’s day-to-day business. The difference between the par value and the sale price of the receivable is recorded in operating income.

10.1.9     Marketable securities

Marketable securities are stated at cost. An impairment provision is recognized, where applicable, for each line of securities of the same nature, equal to the difference between their carrying value and the average stock market price during the previous month or, in the case of unlisted securities, their probable trading value. However, in line with CRC Rule No. 2008-15 of December 4, 2008, no impairment losses are recognized on marketable securities comprising shares purchased or held in respect of free share award plans: any loss arising from their removal from the balance sheet without a counterbalancing entry is accounted for by recognizing a provision (see Note 10.1.16 Other employee benefits).

10.1.10   Other shareholders’ equity

When, based on the terms of the contract or the economic conditions at the time of issuance, an interest bearing financial instrument is not redeemable at the lender’s option or it is redeemable in equity instruments, it is recognized in Other shareholders’ equity.

10.1.11   Grants

Orange SA may receive non-repayable grants, presented in shareholders’ equity, under "Grants," in the form of direct or indirect funding from third parties for capital projects, mainly provided by local and regional authorities. They are recycled to the income statement at the same rate and over the same period as the depreciation of the fixed assets financed.

10.1.12   Bond issuance costs

Bond issuance costs are recorded in operating expenses in the fiscal year in which the bonds were issued. Share premiums are recognized in financial expenses over the term of the bond.

10.1.13   Derivative financial instruments

Orange SA manages the market risks related to changes in interest and exchange rates using financial instruments (derivatives), and particularly cross-currency interest rate swaps, interest rate swaps, caps, floors, futures contracts in organized markets, forward currency contracts, currency swaps and currency options. These instruments are used for hedging purposes.

Gains and losses arising on these derivatives are recorded in the income statement on a symmetrical basis with the losses and gains on the hedged items:

−    differences in interest receivable or payable on interest rate derivatives and any premiums or discounts on these transactions are recorded in the income statement on a symmetrical basis over the term of the hedged item;

−    gains and losses arising on currency derivatives used to hedge balance sheet items are recorded as adjustments to the foreign exchange gain or loss of the hedged item; if the hedging instrument is unwound or matures before the hedged item, any associated gains or losses are retained on the balance sheet, as deferred income or prepaid expenses, until the transaction is unwound, and are then reclassified as income;

−    gains and losses arising on derivatives designated as hedges of identifiable firm commitments or identifiable future transactions are deferred and recognized in the valuation of the transaction when it is unwound;

−    some transactions which comply with Orange SA’s hedging policy do not qualify for hedge accounting. In accordance with ANC regulation No. 2015-05 of July 2, 2015 concerning forward financial instruments and hedging transactions, changes in the value of these transactions in open stand-alone positions appear on the balance sheet as counterparties to transitional accounts: on the asset side of the balance sheet with respect to changes related to unrealized losses and on the liabilities side with respect to changes related to unrealized gains;

−    unrealized gains are not entered on the statement of profit and loss;

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−    if a transaction creates an unrealized loss, a provision is expensed in net financial income in the amount of that unrealized capital loss.

10.1.14   Provisions

Provisions are entered if at the end of the fiscal year Orange SA has a present obligation toward a third party resulting from a past event and it is probable that an outflow of resources embodying economic benefits without at least equivalent compensation will be required to settle the obligation and the amount of that liability can be quantified or estimated within a reasonable range.

This obligation may be legal, regulatory or contractual. It may also result from Orange SA’s practices or from public commitments that have created a legitimate expectation on the part of the third parties concerned that Orange SA will assume certain responsibilities.

The amount of the provision corresponds to the amount of the outflow of resources that will probably be required for Orange SA to settle the obligation.

Contingent liabilities are disclosed in the notes to the financial statements. They correspond to:

−    probable obligations arising from past events that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Company’s control; or

−    present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits without at least equivalent compensation will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

Litigation

In the ordinary course of business, Orange SA is involved in a number of legal and arbitration proceedings and administrative actions. The costs that may result from these proceedings are only accrued when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk.

Dismantling and restoring sites

Orange SA is required to dismantle technical equipment and restore the technical sites it occupies.

The provision is based on dismantling costs (on a per-unit basis for public phones and mobile antenna sites, or per metric ton for telephone poles and fixed-line electrical and electronic equipment) incurred by Orange SA to meet its environmental commitments and annual estimated asset dismantling and site restoration obligations.

The provision is assessed on the basis of the identified costs for the current fiscal year, extrapolated for future years using the best estimate of the commitment settlement. It is discounted at a risk-free rate. This estimate is revised annually and adjusted where appropriate against the asset to which it relates.

The asset to which it relates is depreciated over the forecast duration of the dismantling plan, which in theory is equal to the useful life of the asset concerned (e.g.: 28 years for telephone poles), except for restoring sites for which an assumption of the occupation period for leased sites is taken into account.

10.1.15   Long-term employee benefit obligations

Employee benefits are offered through:

−    defined-contribution plans: contributions are expensed in the fiscal year in which the employee service is rendered; or

−    defined-benefit plans: the obligation is measured according to method 2 (b), in line with CNC recommendation No. 2003- R. 01 and ANC recommendation No. 2013-02 amended (see Note 2.1 Changes in accounting method).

In accordance with this recommendation:

−    the obligation is measured on the basis of demographic (employee turnover rate, mortality, etc.) and financial assumptions (rate of future salary increases, inflation rate, etc.) and is then discounted;

−    discount rates are determined on a plan-by-plan basis by reference to market yields on high quality long-term corporate bonds; they have been calculated based on external indices commonly used as a reference, and after analysis by Orange SA of their relevance, particularly in terms of their composition (the quality of the issuers);

−    actuarial gains and losses on post-employment benefits are recorded in profit or loss for the fiscal year (see Note 2.1 Changes in accounting method).

Orange SA’s defined-benefit plans are not generally funded. Only one plan is funded and as its assets are listed securities, their fair value was equal to their market value on the reporting date. The expected long-term return on these hedge assets was determined on the basis of the discount rate used to measure the debt.

Employee benefits include post-employment benefits (essentially pension obligations), retirement bonuses and other long-term benefits.

Post-employment benefits

Pension plan for French civil servants

Civil servants employed by Orange SA are covered by the government-sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (French law No. 96 660 dated July 26, 1996). Consequently, Orange SA has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans.

The civil servant pension plan is a defined-contribution plan.

Retirement bonuses and other similar benefits

The retirement bonuses paid by Orange SA to its employees, either as a lump sum or as an annuity, in an amount determined by their length of service and final salary at retirement age, can be considered as a defined-benefit plan.

Other post-employment benefits

The benefits Orange SA offers retired employees, such as telephones and coverage of certain healthcare costs, can be considered as a defined-benefit plan.

Other long-term benefits

Other long-term benefits offered by Orange SA concern primarily long-term compensated absences and the French part-time for seniors plans.

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Actuarial differences observed during the course of the fiscal year are immediately recognized in the income statement.

10.1.16   Other employee benefits

Stock option plans

In line with CRC Regulation No. 2008-15 of December 4, 2008, no expense is recognized in respect of stock option plans that do not lead to an outflow of resources for Orange SA.

Free share award plans

In accordance with CRC Regulation No. 2008-15, where the award of free shares is conditional on the recipient’s continued employment over a given period, the award results in the recognition in labor expenses of a provision recorded progressively over the qualifying period.

The amount of the provision relates to the cost of the shares on the date of their allocation to the plan (purchase price of the shares) or, for shares that have not yet been purchased, the probable cost of purchasing the shares measured on the reporting date (i.e. the Orange Share price at December 31).

Employee shareholding plans reserved for the employees of the Group’s entities enrolled in the Group Savings Plan

These transactions are generally carried out through a disposal of existing shares which have been previously repurchased by Orange SA under its share Buyback program. The difference between the Orange SA repurchase price and the sale price to employees due to the matching contribution and the discount envisaged in the subscription price represents an expense recorded as an exceptional item in accordance with Article 945-50 of the French General Accounting Plan (see Note 5.3.2 Share-based payments).

10.1.17   Trade payables

Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the rules in force. However, some of the key suppliers and Orange SA agreed to extend the payment term for the Company, which may be up to six months for some invoices.

10.1.18   Tax regime

The Company is at the head of a tax consolidation group under Articles 223A et seq. of the French General Tax Code (CGI). Income tax expenses are calculated and paid by the Company as if there was no tax consolidation. Tax savings or add-ons stemming from corrections made to overall taxable income are recognized as income or expenses at the level of the consolidating parent company, Orange SA.

10.1.19   Consolidating company identification

Orange SA, whose headquarters are located at 111 Quai du Président Roosevelt 92130 Issy-les-Moulineaux (SIREN 380 129 866), prepares the Consolidated Financial Statements of the largest group of which the Company is a part. A copy of the aforementioned Consolidated Financial Statements is available on the Group website (https://www.orange.com/en/latest-consolidated-results).

10.2      Use of estimates

In preparing the Orange SA financial statements, Management makes estimates, insofar as many elements included in the financial statements cannot be measured with precision. Management revises these estimates if the underlying circumstances evolve or in light of new information or more experience. Consequently, the estimates made at December 31, 2021 may subsequently be changed. The assumptions on which the main estimates are based mainly relate to:

−    provisions (see Notes 5.3.1 Employee benefits, 7 Litigation and 10.1.15 Long-term employee benefit obligations);

−    property, plant and equipment and intangible assets (see Note 10.1.5 Impairment of property, plant and equipment and intangible assets);

−    equity securities (see Note 4.2 Financial assets);

−    revenue recognition, where the exercise of judgment is needed to identify the components of a packaged offer or to analyze complex contracts which may have an effect on several accounting periods (see Note 10.1.2 Revenue recognition);

−    off-balance sheet commitments for operating leases, where the exercise of judgment is necessary in particular to determine the duration of the commitment (see Note 6. Contractual obligations and off-balance sheet commitments).

10.3      Consideration of climate change risks

Natural disasters as well as other accidental events related to climate change, such as fires, could lead to significant destruction of the Orange SA’s facilities, resulting in both service interruptions and high repair costs. The frequency and intensity of weather events related to climate change (e.g., floods, storms, heat waves) continue to increase, which could aggravate disasters and increase related damage. In the medium term, rising sea levels could affect sites and facilities located near the coast more often. While coverage of claims by insurers could decrease further, the damage caused by major disasters could result in significant costs to Orange, some of which could be at the expense of the Company and thus affect its financial situation and prospects.

The Company is therefore integrating climate change risks more systematically into its activities. This can be seen in the assessment of these risks on the value of some of its assets through their depreciation schedule or as an event that could lead to the identification of an indication of impairment loss or on the eventual possibility of obtaining financing. Consideration of climate risks is also reflected in the Orange group’s commitment to be Net Zero Carbon by 2040. This commitment changes certain choices in terms of investments related to its activity.

Numerous projects have been initiated within the Company in order to understand the impacts of climate change on its operations. The implementation of actions to limit the effects of the Company’s activities on climate change is also underway. The outcome of these projects could lead the Company to review certain accounting treatments, judgments or estimates. At December 31, 2021, the Company has not identified any significant impact on its financial statements at the stage of completion of the projects in progress.

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Note 11     Compensation allocated to members of Orange SA’s Board of Directors and Executive Committee

The total gross amount of compensation (gross salaries, bonuses, benefits in kind, directors’ fees, incentive bonuses, employee profit-sharing and employer’s contributions, Long Term Incentive Plan (LTIP)), excluding employer social security contributions, paid by Orange SA and the companies it controls during fiscal year 2021 to persons who were members of Orange SA’s Board of Directors or Executive Committee at December 31, 2021, or during the fiscal year ended December 31, 2021, amounted to 12.7 million euros, compared with 16.7 million euros paid in fiscal year 2020.

No termination benefits were paid in 2021.

The amount of these components of compensation recognized in 2021 was 14.6 million euros, versus 18.1 million euros in 2020.

3.4.2    Other information on the financial statements

The financial information appearing in Section 3.4.2 supplements the information contained in the notes to the Statutory Financial Statements and forms an integral part of the Report of the Board of Directors.

Comments on the change in revenue are to be read in conjunction with the analysis of revenue detailed in Section 3.4.1 Financial statements and notes to the financial statements, Note 3.1.

3.4.2.1  Comments on the change in revenue

Orange SA’s revenue amounted to 22.7 billion euros in 2021 after 22.6 billion euros in 2020, i.e. a year-on-year increase of 0.4%.

Convergent services

Revenue from convergent services grew by 1.3%, particularly as a result of growth in the customer base.

Mobile only services

Revenue from mobile only services was slightly up by 0.1%, driven by the growth on the B2C market and the recovery in customer roaming with less impact from the pandemic than in 2020.

Fixed only services

The 5.5% fall in revenue from fixed only services is mostly linked to the continuing erosion of conventional telephony and of B2B connectivity activities.

IT & integration services

Revenue from integration services and information technology grew by 1.5%.

Other carrier services

Revenue from other carrier services grew by 3.0%, marked by resumed visitor roaming with less impact from the pandemic than in 2020 and despite the decline of national roaming revenue.

Equipment sales

Equipment sales are up 18.5%, due to the counter effect of the pandemic in 2020.

Other revenues

Growth in other revenues was 5.7% mainly driven by the development of the "Built-to-Suit" business.

Operating indicators

Total at December 31 (quantitative data in thousands)	2021	2020
Mobile services
Number of mobile accesses (1)	35,430	34,808
of which mobile accesses of contract customers (1)	33,699	32,916
of which mobile accesses of prepaid customers	1,730	1,893
Fixed services
Number of fixed accesses managed by Orange SA (1)	30,709	31,695
of which fixed B2C accesses	15,543	15,872
of which fixed B2B accesses	1,277	1,404
of which fixed Wholesale accesses	13,889	14,419
Number of fixed broadband accesses	12,511	12,197
Number of fixed narrowband accesses	4,309	5,079
B2B services
Number of IP-VPN accesses in France	299	307

(1)   Customers in the "France" and "Enterprise" operating segments.

3.4.2.2  Reintegration of overheads and sumptuary expenses

No reintegration of overheads within the meaning of Article 223 quinquies of the French General Tax Code was carried out during fiscal year 2021. Non-deductible vehicle leases, which were included under sumptuary expenses on tax return form 2058-A, were reintegrated.

3.4.2.3  Significant equity investments

No equity investments within the meaning of Article L. 233-6 of the French Commercial Code were made in the 2021 fiscal year.

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3.4.2.4  Payment periods - receivables and payables

The information presented below concerning payment periods for suppliers and trade receivables only reflects invoices received or issued, net of credit notes; it does not therefore include invoices not received or uninvoiced sales.

In addition, trade receivables are presented in gross value (depreciation of trade receivables amounted to 294 million euros at year-end 2021).

Trade payables (in millions of euros)	Invoices received and unpaid at the reporting date					Total past due (1)
	Not past due	1 to 30 days past due	31 to 60 days past due	60 to 90 days past due	Past due 91 days or more
Late payment range
Number of Invoices	47,278					49,950
Total including VAT (2)	1,507	65	23	14	246	348
% of period purchases including VAT	10.1%	0.4%	0.2%	0.1%	1.6%	2.3%

Customers (in millions of euros)	Invoices issued and unpaid at the reporting date					Total past due (1)
	Not past due	1 to 30 days past due	31 to 60 days past due	60 to 90 days past due	Past due 91 days or more (3)
Late payment range
Number of Invoices	11,700,096					3,539,961
Total including VAT	1,719	298	59	37	709	1,103
% of revenue for the fiscal year including VAT	6.1%	1.1%	0.2%	0.1%	2.5%	3.9%

(1)   Concerning roaming activity with international carriers, where offsetting payables and receivables is a common practice, without calling into question either the payability of the debts, nor the collection of corresponding receivables, trade payables and receivables over 90 days past due represent an amount in the order of 105 million euros.

(2)   Excluding license acquisition debts, for which payments are spread over several fiscal years in accordance with regulations.

(3)   Of which intra-group receivables of 109 million euros.

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3.4.2.5  Five-year summary of results

Description	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2018	December 31, 2017
Share capital at end of fiscal year
Share capital (in euros)	10,640,226,396	10,640,226,396	10,640,226,396	10,640,226,396	10,640,226,396
Number of ordinary shares outstanding	2,660,056,599	2,660,056,599	2,660,056,599	2,660,056,599	2,660,056,599
Operations and results for the fiscal year (in millions of euros) Sign convention: income/(expense)
Revenue excluding VAT	22,689	22,602	22,790	23,071	23,203
Income before income tax, employee profit-sharing, depreciation, amortization and provisions	5,325	7,061	5,936	5,713	4,602
Income tax	(334)	1,914	(333)	(426)	79
Employee profit-sharing	(115)	(115)	(141)	(144)	(145)
Income after tax, employee profit-sharing, depreciation, amortization and provisions	(1,905)	2,387	2,859	2,533	2,634
Distributed earnings	(1)	2,393	1,328	1,858	1,729
Earnings per share (in euros)
Income after tax and employee profit-sharing, but before depreciation, amortization and provisions	1.83	3.33	2.05	1.93	1.71
Income after tax, employee profit-sharing, depreciation, amortization and provisions	(0.72)	0.90	1.07	0.95	0.99
Dividends per share	(1)	0.90	0.50	0.70	0.65
Employees (in millions of euros, except employee numbers)
Average number of employees for the fiscal year (full-time equivalent)	61,941	64,389	66,755	68,871	72,098
Total payroll costs for the fiscal year	3,756	3,911	4,055	4,155	4,184
Amount paid in respect of employee benefits (social security, social welfare, etc.) (2)	2,127	2,171	2,294	2,358	2,285

(1)   Subject to the decision of the Shareholders’ Meeting of May 19, 2022.

(2)   Includes incentive bonuses (the amount of payroll used to calculate incentive bonuses paid by Orange SA was 3,756 million euros for the 2021 fiscal year).

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3.5     Statutory Auditors

3.5.1    Identity of Statutory Auditors

Principal Statutory Auditors

KPMG SA

Represented by Jacques Pierre

Tour Eqho - 2, avenue Gambetta 92066 Paris-La Défense Cedex - France.

KPMG SA was appointed by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 27, 2015. Its term of office was renewed by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021, for a period of six years.

Deloitte

Represented by Christophe Patrier

6, Place de la Pyramide, 92908 Paris-La Défense Cedex - France.

Deloitte & Associés was appointed by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021, for a period of six years.

Alternate Statutory Auditors

Salustro Reydel

2, avenue Gambetta 92066 Paris-La Défense Cedex - France.

Salustro Reydel was appointed by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 27, 2015. Its term of office was renewed by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021, for a period of six years.

BEAS

6, Place de la Pyramide, 92908 Paris-La Défense Cedex - France.

BEAS was appointed by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021, for a period of six years.

The terms of office of all the Statutory Auditors will expire following the Ordinary Shareholders’ Meeting convened to approve the financial statements for the fiscal year ended December 31, 2026.

Changes during fiscal year 2021

The terms of office of KPMG SA and Salustro Reydel were renewed by the Shareholders’ Meeting of May 18, 2021. On the other hand, the terms of office of Ernst & Young Audit and Auditex, joint principal and alternate Statutory Auditors of the Company since September 18, 1991, could not be legally extended as they had reached the maximum legal duration following the transposition of the European audit reform into French law. The Shareholders’ Meeting of May 18, 2021 resolved to appoint Deloitte and BEAS as new joint principal and alternate Statutory Auditors to replace Ernst & Young Audit and Auditex.

The selection of the Statutory Auditors to be appointed by the Shareholders’ Meeting was made according to a process that fully complies with the recommendations of the French Afep-Medef Code of Corporate Governance of listed companies. For more information, see Section 6.6 Report of the Board of Directors on the resolutions submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021 of Registration Document D. 21-0137 filed on 17 March 2021 with the AMF.

3.5.2    Reports on the financial statements

3.5.2.1  Statutory Auditors’ report on the Consolidated financial statements

This is a translation into English of the auditors’ report on the financial statements of the Company issued in French and it is provided solely for the convenience of English speaking users.

This auditors’ report includes information required by European regulation and French law, such as information about the appointment of the statutory auditors or verification of the Management Report and other documents provided to shareholders. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Year ended December 31, 2021

To the Annual General Meeting of Orange S.A.,

Opinion

In compliance with the engagement entrusted to us by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Orange S.A. (hereinafter "the Group") for the year ended December 31, 2021.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and the financial position of the Group as at December 31, 2021 and of the results of its operations for the year then ended, in accordance with International Financial Reporting Standards, as adopted by the European Union.

The opinion expressed above is consistent with the contents of our report to the Audit Committee.

Basis for Opinion

Accounting Framework

We conducted our audit in accordance with professional standards applicable in France. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the section "Statutory Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements" section of this report.

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Independence

We conducted our audit engagement in compliance with independence requirements of the French Commercial Code (Code de commerce) and the French Code of Ethics (Code de déontologie) for statutory auditors for the period from January 1, 2021 to the date of our report and specifically we did not provide any prohibited non-audit services referred to in Article 5 (1) of Regulation (EU) No 537/2014.

Emphasis of Matter

We draw attention to the following matter described in Note 2.3.1 to the consolidated financial statements, the Group has changed its method of accounting for leases, due to the adoption of IFRS IC decision published in May 2021 that clarifies the calculation of the defined benefit obligation of certain pension plans, which impacts were accounted for, retrospectively on January 1, 2019. Our opinion is not modified in respect of this matter.

Justification of Assessments: Key Audit Matters

Due to the global crisis related to the Covid-19 pandemic, the financial statements of this period have been prepared and audited under specific conditions. Indeed, this crisis and the exceptional measures taken in the context of the state of sanitary emergency have had numerous consequences for companies, particularly on their operations and their financing, and have led to greater uncertainties on their future prospects. Those measures, such as travel restrictions and remote working, have also had an impact on the companies’ internal organization and the performance of the audits.

It is in this complex and evolving context that, in accordance with the requirements of Articles L. 823-9 and R. 823-7 of the French Commercial Code (Code de commerce) relating to the justification of our assessments, we inform you of the key audit matters relating to risks of material misstatement that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period, as well as how we addressed those risks.

These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on specific items of the consolidated financial statements.

Key Audit Matters	Audit Response

Revenue recognition for telecommunications activities

(Notes 4.1 and 4.4 to the consolidated financial statements)

The Company recognized in the consolidated income statement €42 522 million of revenue for the year ended December 31, 2021.

The Company’s telecommunications business involves a wide range of frequently changing services and large volumes of data processing. This requires various revenue recognition methods according to the type of product or service sold, and complex IT systems for revenue recognition.

Revenue recognition principles are disclosed in Note 4.1 to the consolidated financial statements.

Revenue recognition of telecommunications business is a key audit matter due to the complexity of the associated IT systems.

For the telecommunications business, we have obtained an understanding of the processes used to recognize the various revenue streams, from the contract signature and the initial communication to the invoicing and the receipt of payment.

We took into account the high level of integration of the various IT systems involved in revenue recognition by including IT specialists in our audit team and testing the design, implementation and effectiveness of automated system controls affecting revenue recognition.

As part of our work, we:

−    identified the main controls set up by Orange that are relevant to our audit;

−    tested the functionalities of business and commercial applications used to prepare accounting and financial information, the configuration and interfaces of accounting systems;

−    performed analytical procedures and tested a selection of manual entries at year end, by comparing our revenue estimates, based on a combination of internal data and publicly available external data, with revenue recorded.

We have also assessed the appropriateness of the information presented in Notes 4.1 and 4.4 to the consolidated financial statements.

Evaluation of goodwill, intangible assets and property, plant and equipment impairment analyses

(Notes 7 and 8 to the consolidated financial statements)

As at December 31, 2021, the total goodwill, intangible assets and property, plant and equipment balances were €24,192 million, €14,940 million and €30,484 million respectively, as of December 31, 2021.

As stated in Note 7, Orange performs some impairment testing when there is an indication of impairment, and at least once a year. These tests are performed at the level of each cash-generating unit (CGU) or group of CGUs, which generally correspond to the operating segment, or each country in Africa and the Middle East and in Europe. An impairment loss is recognized if the recoverable amount is lower than the carrying value. Orange mostly retains the value in use to determine the recoverable amount, which is the estimated present value of future expected cash flows.

The assessment of the value in use required certain estimates and judgments, as described in Notes 2.5.2 and 7, in particular: the competitive, economic and financial environment of certain countries in which the Group operates, the ability to realize operating cash flows from strategic plans, the level of investment to be made, and the discount and perpetual growth rates used in calculating recoverable amounts As mentioned in Note 7.3, as at December 31, 2021, the business plans and key operational assumptions were sensitive to the Covid-19 pandemic consequences.

We have considered that the evaluation of those assets is a key audit matter, given their sensitivity to assumptions made by management, and the significance of goodwill and, other intangible and tangible assets in the consolidated financial statements.

We have obtained an understanding of the procedure put in place by the Group for carrying out the impairment tests and, in particular, the estimation of the cash flows used in the calculation of the recoverable amount.

We evaluated the design and tested the operating effectiveness of certain internal controls over the Group’s impairment assessment process, including controls related to the determination of the recoverable amounts, and the development of the revenue perpetual growth rates and discount rate assumptions.

−    To assess the reliability of data from the business plans that is used to calculate recoverable value, together with our valuation professionals with specialized skills and knowledge, we:

−    compared the 2021 business plans projections with business plans from prior financial years;

−    compared the business plans from prior financial years with actual results of the related years;

−    conducted interviews with operational and finance managers at Orange to gain insight into the key assumptions used in business plans and assess assumptions based on the explanations obtained;

−    evaluated the Group’s forecasted revenue growth rates, by comparing the growth rate to the Group’s peer companies’ analyst reports and market research reports;

−    examined the sensitivity analyses performed by Orange and performed our own sensitivity analyses on key assumptions to assess the potential effect of a change in these assumptions on the conclusions of impairment tests (including operating cash flows, discount and perpetual growth rates); reconciled the data included in the valuation models used by the Group in the determination of recoverable values to the plans submitted to those charged with governance.

Relating to the models used for the determination of recoverable values, we involved our valuation professionals with specialized skills and knowledge, who assisted in assessing the methodologies used for the determination of discount rates and perpetual growth rates used in the valuations by comparing them against rate ranges that were independently developed using publicly available market data for comparable entities.

We have also assessed the appropriateness of the information presented in Notes 7 and 8 to the consolidated financial statements.

Recognition of deferred tax assets associated with tax loss carryforwards

(Notes 10.2.1,10.2.3 and 10.3 to the consolidated financial statements)

At December 31, 2021, €692 million was recognized in the consolidated financial statements for deferred tax assets. At that date unrecognized deferred tax assets amounted to €3,241 million and mainly comprised tax losses that can be carried forward indefinitely.

As stated in accounting principles of Note 10.2.3, deferred tax assets are only recognized when it is probable that the tax entity will have sufficient future taxable profit to recover them. The recoverability of deferred tax assets is assessed based on the business plans used for impairment testing, which may be adjusted for tax specificities related to each jurisdiction.

We have considered that the recognition of deferred tax assets associated with tax loss carryforwards is a key audit matter, given their sensitivity to assumptions made by the Group, particularly relating to Orange ability to achieve the performance forecasts in the business plans and to the feasibility of the Group tax planning assumptions.

We assessed the designed and tested the operating effectiveness of certain controls set up by the Group on the deferred tax valuation process, including controls related to the development of assumptions used and application of the relevant tax regulations in determining the forecasted taxable incomes.

We analyzed the method used by the Group to assess tax loss carryforwards to be used in the future.

For the purpose of assessing future taxable profits, we studied the business plan process to assess the likelihood that each entity recovers its deferred tax assets by:

−    reviewing the process for developing and approving the latest business plans used for those estimates;

−    comparing the previous forecast to actual results for the years concerned;

−    comparing the revenue growth rate to the Group’s peer companies’ analyst reports and market research reports.

−    examining the consistency of assumptions made to assess deferred tax assets with those used for impairment testing (namely forecasted cash-flows and revenue growth rates);

−    studying, with the use of our tax professionals, the application of the relevant tax regulations and the feasibility of tax-planning assumptions for each jurisdiction concerned.

Our work also included analyzing, with the involvement of our tax professionals, the likelihood that the concerned entities in the Group could use in the future the tax losses carryforwards as at December 31, 2021, including with regard to:

−    the deferred tax liabilities that exist in the same tax jurisdiction and will allow the use of the tax loss carryforwards before they expire; and

−    the capacity of each entity in the Group to generate future taxable profits to absorb previous losses.

We also assessed the appropriateness of the information presented in Notes 10.2.1 and 10.2.3 to the consolidated financial statements.

Evaluation of provisions for competition and regulatory disputes

(Notes 5.2, 5.7 and 18 to the consolidated financial statements)

Orange is involved in a number of legal disputes in France and abroad relating to competition issues and national and European Commission regulations.

As stated in Note 5.2 to the consolidated financial statements, expenses arising from these proceedings are recorded when the Group has a present obligation towards a third party arising from a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, which can be quantified or estimated on a reasonable basis.

A provision of €405 million was recorded, a portion of which relates to competition and regulatory disputes involving the Group as of December 31, 2021.

Given the Company’s exposure to competition issues in the telecommunications sector and the high level of judgment required by Management to estimate risks relating to legal disputes, we have identified the subject as a key audit matter.

To assess the extent of risk and the estimates used to record provisions for competition and regulatory disputes, our work included:

−    obtaining an understanding of the procedures implemented by Management to identify and collect financial risks and where appropriate, record provisions;

−    evaluating the design and testing the operating effectiveness of certain key controls set up by Management, which we believe to be the most relevant to our audit, including those related to the assessment of the information provided by Orange Group’s Legal Department and external counsels;

−    understanding the risk analyses performed by Management;

−    conducting interviews with the Legal Department and the Secretary General of the Group and analyzing the documentation available (specifically the minutes of court hearings) to examine the assumptions used for determining, where appropriate, the provisions for litigation;

−    examining the responses to third party confirmations requests: legal opinions of external counsels and underlying information including ongoing proceedings and their likely financial consequences;

−    assessing whether any subsequent events to the date of the consolidated statement of financial position have been taken into account to estimate provisions as well as the information provided in the consolidated financial statements as at December 31, 2021.

−    comparing historical provision estimates to actual amounts paid.

We also assessed the appropriateness of the information presented in Notes 5.2, 5.7 and 18 to the consolidated financial statements.

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Specific Verifications

We have also performed, in accordance with professional standards applicable in France, the specific verifications required by laws and regulations of the Group’s information given in the Management Report of the Board of Directors.

We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

We attest that the consolidated non-financial statement required by Article L. 225-102-1 of the French Commercial Code (Code de commerce), is included in the Group’s Management Report, it being specified that, in accordance with the provisions of Article L. 823-10 of this Code, we have verified neither the fair presentation nor the consistency with the consolidated financial statements of the information contained therein and this information must be reported by an independent third party.

Report on Other Legal and Regulatory Requirements

Format of presentation of the consolidated financial statements intended to be included in the Annual Financial Report

We have also verified, in accordance with the professional standard applicable in France relating to the procedures performed by the statutory auditor relating to the annual and consolidated financial statements presented in the European single electronic format, that the presentation of the consolidated financial statements intended to be included in the Annual Financial Report mentioned in Article L. 451-1-2, I of the French Monetary and Financial Code (Code monétaire et financier), prepared under the responsibility of the Chief Executive Officer, complies with the single electronic format defined in the European Delegated Regulation N° 2019/815 of 17 December 2018. As it relates to consolidated financial statements, our work includes verifying that the tagging of these consolidated financial statements complies with the format defined in the above delegated regulation.

Based on the work we have performed, we conclude that the presentation of the consolidated financial statements intended to be included in the Annual Financial Report complies, in all material respects, with the European single electronic format.

We have no responsibility to verify that the consolidated financial statements that will ultimately be included by your company in the Annual Financial Report filed with the AMF are in agreement with those on which we have performed our work.

Appointment of the Statutory Auditors

We were appointed statutory auditors of Orange S.A. by the Annual General Meeting held on May 18, 2021 for Deloitte & Associés and by the Annual General Meeting held on May 27, 2015 for KPMG S.A.

As at December 31, 2021, Deloitte & Associés was in the first year and KPMG S.A. was in the seventh year of total uninterrupted engagement.

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Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the company or to cease operations.

The Audit Committee is responsible for monitoring the financial reporting process and the effectiveness of internal control and risk management systems and where applicable, internal audit, regarding the accounting and financial reporting procedures.

The consolidated financial statements have been approved by the Board of Directors.

Statutory Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Objectives and audit approach

Our role is to issue a report on the consolidated financial statements. Our objective is to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with professional standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As specified in Article L. 823-10-1 of the French Commercial Code (Code de commerce), our statutory audit does not include assurance on the viability of the Company or the quality of management of the affairs of the Company.

As part of an audit conducted in accordance with professional standards applicable in France, the statutory auditor exercises professional judgment throughout the audit and furthermore:

−    identifies and assesses the risk of material misstatement of the consolidated financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for the audit opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

−    obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control;

−    evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the consolidated financial statements;

−    assesses the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his Audit Report. However, future events or conditions may cause the company to cease to continue as a going concern. If the statutory auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the Audit Report to the related disclosures in the financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein;

−    evaluates the overall presentation of the consolidated financial statements and assesses whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

−    obtains sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. The statutory auditor is responsible for managing, supervising and performing the audit of the consolidated financial statements as well as the opinion on the financial statements.

Report to the Audit Committee

We submit a report to the Audit Committee, which includes in particular a description of the scope of the audit and the audit program implemented, as well as the results of our audit. We also report, if any, significant deficiencies in internal control regarding the accounting and financial reporting procedures that we have identified.

Our report to the Audit Committee includes the risks of material misstatement that, in our professional judgment, were of most significance in the audit of the financial statements of the current period and which are therefore key audit matters we have the duty to describe in this report.

We also provide the Audit Committee with the declaration provided for in Article 6 of Regulation (EU) N° 537/2014, confirming our independence within the meaning of the rules applicable in France such as they are set out by Articles L. 822-10 to L. 822-14 of the French Commercial Code (Code de commerce) and in the French Code of Ethics (Code de déontologie) for statutory auditors. Where appropriate, we discuss with the Audit Committee the risks that may reasonably be thought to bear on our independence, and the related safeguards.

Paris-La Défense, March 3, 2022

The statutory auditors

French original signed by

KPMG Audit A division of KPMG S.A. Jacques Pierre	Deloitte & Associés Christophe Patrier

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3.5.2.2  Statutory Auditors’ report on the financial statements

This is a translation into English of the auditors’ report on the financial statements of the Company issued in French and it is provided solely for the convenience of English speaking users.

This auditors’ report includes information required by European regulation and French law, such as information about the appointment of the statutory auditors or verification of the Management Report and other documents provided to shareholders. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Year ended December 31, 2021

To the Annual General Meeting of Orange S.A

Opinion

In compliance with the engagement entrusted to us by your annual general meeting, we have audited the accompanying financial statements of Orange S.A. for the year ended 31 December 2021.

In our opinion, the financial statements give a true and fair view of the assets and liabilities and of the financial position of the Company as at 31 December 2021 and of the results of its operations for the year then ended in accordance with French accounting principles.

The audit opinion expressed above is consistent with our report to the Audit Committee.

Basis for Opinion

Audit Framework

We conducted our audit in accordance with professional standards applicable in France. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the Statutory Auditors’ Responsibilities for the Audit of the Financial Statements section of our report.

Independence

We conducted our audit engagement in compliance with independence requirements of the French Commercial Code (Code de commerce) and the French Code of Ethics (Code de déontologie) for statutory auditors for the period from January 1, 2021 to the date of our report and specifically we did not provide any prohibited non-audit services referred to in Article 5 (1) of Regulation (EU) No 537/2014.

Emphasis of Matter

We draw attention to the following matter described in Notes 2.1 and 5.3.1 to the financial statements, which set out the changes in accounting policy relating to:

−    the application of the revised Recommendation 2013-02 dated from 7 November 2013, as issued by the College of the Autorité des Normes Comptables on 5 November 2021, related to the rules applicable for the measurement and recognition of post-employment benefits and similar benefits, with regard to the choice of methods for the recognition over time of the rights acquired in relation to defined benefit plans;

−    the application of the recommendation 2013-02 dated from 7 November 2013, related to the rules applicable for the measurement and recognition of post-employment benefits and similar benefits, with regard to the immediate recognition in the income statement of all actuarial differences and the cost of past services recognized over the period.

Justification of Assessments - Key Audit Matters

Due to the global crisis related to the Covid-19 pandemic, the financial statements of this period have been prepared and audited under specific conditions. Indeed, this crisis and the exceptional measures taken in the context of the state of sanitary emergency have had numerous consequences for companies, particularly on their operations and their financing, and have led to greater uncertainties on their future prospects. Those measures, such as travel restrictions and remote working, have also had an impact on the companies’ internal organization and the performance of the audits.

It is in this complex and evolving context that, in accordance with the requirements of Articles L. 823-9 and R. 823-7 of the French Commercial Code (Code de commerce) relating to the justification of our assessments, we inform you of the key audit matters relating to risks of material misstatement that, in our professional judgment, were of most significance in our audit of the financial statements of the current period, as well as how we addressed those risks.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on specific items of the financial statements.

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Key Audit Matters	Audit Response

Revenue recognition for telecommunications activities

(Notes 3.1, 5.7 and 10.1.2 to the financial statements)

The Company recognized in the financial statements €. 22,689 million of revenue for the year ended December 31, 2021.

The Company’s telecommunications activities involves a wide range of frequently changing services and large volumes of data processing. This requires various revenue recognition methods according to the type of product or service sold, and complex IT systems.

Revenue recognition principles are presented in Note 10.1.2 to the financial statements.

Revenue recognition of telecommunications business is a key audit matter due to the complexity of the associated IT systems.

For telecommunications activities, we have obtained an understanding of the processes used to recognize various revenue streams, from the contract signature and the initial communication to the invoicing and the receipt of payment.

We took into account the high level of integration of the various IT systems involved in revenue recognition by including IT specialists in our audit team and testing the design, implementation and effectiveness of key automated system controls affecting revenue recognition.

As part of our work, we:

−    identified the main controls set up by the Company that were relevant for our audit;

−    tested the functions of business and commercial applications used to prepare accounting and financial information, the configuration and interfaces of accounting systems;

−    performed analytical procedures and tested a selection of manual entries at year end, by comparing our revenue estimates, based on a combination of internal data and publicly available external data, with revenue recorded.

We have also assessed the appropriateness of the information presented in Notes 3.1, 5.7 and 10.1.2 to the financial statements.

Evaluation of equity investments and goodwill

(Notes 4.1.1, 4.2, 10.1.5 and 10.1.6 to the financial statements)

The carrying amount of equity investments and goodwill recognized in the balance sheet as of December 31, 2021 was €.37,717 million and €.22,082 million respectively.

Equity investments are recognized at historic cost on their acquisition date, plus any business combination accounting loss (mali de fusion). Impairment is recorded when their carrying amount is higher than fair value, which is value in use for strategic investments.

As stated in Notes 10.1.5 and 10.1.6 to the financial statements, value in use of equity investments comprises estimated enterprise value less net debt (or plus net liquid assets), which is calculated in its currency of origin and converted into Euros at the exchange rate effective at the reporting date.

Goodwill is recognized at acquisition cost. Impairment is recorded when the carrying amount is higher than fair value, generally based on value in use.

Due to the short-term volatility of market value and the strategic nature of its investments, Orange S.A. uses the discounted cash flow method to assess enterprise value (excluding for banking activity). Discounted cash flow is calculated based on economic and regulatory assumptions, assumptions relating to license renewals and operating forecasts by Management.

Other criteria, such as market value, growth and profitability prospects, parent company equity, proportionate share in the investment (historic basis) can be taken into account, separately or in addition to value in use, when calculating fair value according to the type of each investment. As mentioned in Note 4.2, as at December 31, 2021, the business plans and key operational assumptions were sensitive to the Covid-19 pandemic consequences.

Given their significance on the balance sheet and the complexity of models used and their sensitivity to changes in data and assumptions on which estimates are based, we believe that the evaluation of equity investments and goodwill is a key audit matter.

We have obtained an understanding of the procedure put in place by the Group for carrying out the impairment tests on equity investments and goodwill.

We have assessed the method used by Orange S.A. to identify impairment of equity investments and goodwill.

To assess the estimate of the values in use of equity investments and the value in use of goodwill, together with our valuation professionals with specialized skills and knowledge, we:

−    analyzed the procedure for determining and approving business plans on which cash flow forecasts are based;

−    compared 2021 cash flow forecasts with business plans from previous financial years;

−    compared the business plans from prior financial years with actual results of the related years;

−    conducted interviews of the operational and finance managers at Orange S.A. to gain insight into the key assumptions used in business plans and assess assumptions based on the explanations obtained;

−    evaluated the Group’s forecasted revenue growth rates, by comparing the growth rate to the Group’s peer companies’ analyst reports and market research reports;

−    examined the sensitivity analyses performed by Orange S.A. and performed our own sensitivity analyses on key assumptions to assess the potential effect of a change in these assumptions on the conclusions of impairment tests (including operating cash flows, discount and perpetual growth rates);

−    reconciled the data included in the valuation models used by the Company in the determination of recoverable values to the plans submitted to those charged with governance.

Relating to the models used for the determination of enterprise values, together with valuation professionals with specialized skills and knowledge, we:

−    tested the mathematical reliability of the models and recalculate values in use determined by Orange;

−    analyzed the methods used to determine the discount rate and perpetual growth rate, compare those rates with market data and external sources and recalculate the rates based on our own data sources;

−    analysed the enterprise value resulting from forecast cash flows adjusted for the net debt for each entity considered.

We have also assessed the appropriateness of the information presented in Notes 4.1.1, 4.2, 10.1.5 and 10.1.6. to the financial statements.

Evaluation of provisions for competition and regulatory disputes

(Notes 7 and 10.1.14 to the financial statements)

Orange S.A. is involved in a number of legal disputes in France and abroad relating to competition issues, and national and European Commission regulations.

As stated in Note 10.1.14, expenses arising from these proceedings are recorded when the Company has a present obligation towards a third party arising from a past event, and it is probable that an outflow of resources embodying economic benefits without compensation will be required to settle the obligation and the amount of that liability, which can be quantified or estimated on a reasonable basis.

As stated in Note 7, a provision of €. 323 million was recognized to account for ongoing disputes involving the Company at December 31, 2021 (excluding provisions for employee benefits, tax disputes or tax audits).

Given the Company’s exposure to competition issues in the telecommunications sector and the high level of judgment required by Management to estimate risks relating to legal disputes, we have identified the subject as a key audit matter.

To assess the extent of risks and the estimates used to record provisions for competition and regulatory disputes, our work included:

−    obtaining an understanding of the procedures implemented by Management to identify and collect financial risks, and where appropriate, record provisions;

−    evaluating the design and testing the operating effectiveness of certain key controls set up by Management, which we believe to be the most relevant to our audit, including those related to the assessment of the information provided by Orange Group’s Legal Department and external counsels;

−    conducting interviews with the Legal Department and the Secretary General of your Group and analyzing the documentation available (specifically the minutes of court hearings) to examine the assumptions used for determining, where appropriate, the provisions for litigations;

−    understanding the risk analyses performed by Management;

−    examining the responses to third party confirmations requests: legal opinions of external counsels and underlying information including ongoing proceedings and their likely financial consequences;

−    assessing whether any events subsequent to the date of the consolidated statement of financial position have been taken into account to estimate provisions and the information provided in the notes to the financial statements as at December, 31 2021.

We have also assessed the appropriateness of the information presented in Notes 7 and 10.1.14 to the financial statements.

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Specific Verifications

We have also performed, in accordance with professional standards applicable in France, the specific verifications required by laws and regulations.

Information given in the Management Report and in the other documents with respect to the financial position and the financial statements provided to the Shareholders

We have no matters to report as to the fair presentation and the consistency with the financial statements of the information given in the Management Report of the Board of Directors and in the other documents with respect to the financial position and the financial statements provided to Shareholders.

We attest the fair presentation and the consistency with the financial statements of the information relating to payment deadlines mentioned in Article D. 441-4 of the French Commercial Code (Code de commerce).

Report on Corporate Governance

We attest that the Board of Directors’ report on Corporate Governance sets out the information required by Articles L. 225-37-4, L. 22-10-10 and L. 22-10-9 of the French Commercial Code.

Concerning the information given in accordance with the requirements of Article L. 22.10-9 of the French Commercial Code (Code de commerce) relating to remunerations and benefits received by or awarded to the directors and any other commitments made in their favour, we have verified the consistency with the financial statements, or with the underlying information used to prepare these financial statements and, where applicable, with the information obtained by your company from controlled companies included in the scope of consolidation. Based on these procedures, we attest the accuracy and fair presentation of this information.

With respect to the information relating to items that your company considered likely to have an impact in the event of a public takeover bid or exchange offer, provided pursuant to Article L. 22.10-11 of the French Commercial Code, we have agreed this information to the source documents communicated to us. Based on these procedures, we have no observations to make on this information.

Other information

In accordance with French law, we have verified that the required information concerning the identity of the shareholders and holders of the voting rights has been properly disclosed in the Management Report.

Report on Other Legal and Regulatory Requirements

Format of presentation of the financial statements intended to be included in the Annual Financial Report

We have also verified, in accordance with the professional standard applicable in France relating to the procedures performed by the statutory auditor relating to the annual and consolidated financial statements presented in the European single electronic format, that the presentation of the financial statements intended to be included in the Annual Financial Report mentioned in Article L. 451-1-2, I of the French Monetary and Financial Code (Code monétaire et financier), prepared under the responsibility of Chief Executive Officer, complies with the single electronic format defined in the European Delegated Regulation No 2019/815 of 17 December 2018.

Based on the work we have performed, we conclude that the presentation of the financial statements intended to be included in the Annual Financial Report complies, in all material respects, with the European single electronic format.

We have no responsibility to verify that the financial statements that will ultimately be included by your company in the Annual Financial Report filed with the AMF are in agreement with those on which we have performed our work.

Appointment of the Statutory Auditors

We were appointed statutory auditors of Orange S.A. by the Annual General Meeting held on May 18, 2021 for Deloitte & Associés and by the Annual General Meeting held on May 27, 2015 for KPMG S.A.

As at December 31, 2021, Deloitte & Associés was in the first year and KPMG S.A. in the seventh year of total uninterrupted engagement.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with French accounting principles and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the Company or to cease operations.

The Audit Committee is responsible for monitoring the financial reporting process and the effectiveness of internal control and risks management systems and where applicable, its internal audit, regarding the accounting and financial reporting procedures.

The financial statements were approved by the Board of Directors.

Statutory Auditors’ Responsibilities for the Audit of the Financial Statements

Objectives and audit approach

Our role is to issue a report on the financial statements. Our objective is to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with professional standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As specified in Article L. 823-10-1 of the French Commercial Code (code de commerce), our statutory audit does not include assurance on the viability of the Company or the quality of management of the affairs of the Company.

As part of an audit conducted in accordance with professional standards applicable in France, the statutory auditor exercises professional judgment throughout the audit and furthermore:

−    identifies and assesses the risks of material misstatement of the financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for his opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

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−    obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control;

−    evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the financial statements;

−    assesses the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his Audit Report. However, future events or conditions may cause the Company to cease to continue as a going concern. If the statutory auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the Audit Report to the related disclosures in the financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein;

−    evaluates the overall presentation of the financial statements and assesses whether these statements represent the underlying transactions and events in a manner that achieves fair presentation.

Report to the Audit Committee

We submit a report to the Audit Committee which includes in particular a description of the scope of the audit and the audit program implemented, as well as the results of our audit. We also report, if any, significant deficiencies in internal control regarding the accounting and financial reporting procedures that we have identified.

Our report to the Audit Committee includes the risks of material misstatement that, in our professional judgment, were of most significance in the audit of the financial statements of the current period and which are therefore the key audit matters that we are required to describe in this report.

We also provide the Audit Committee with the declaration provided for in Article 6 of Regulation (EU) N° 537/2014, confirming our independence within the meaning of the rules applicable in France such as they are set in particular by Articles L. 822-10 to L. 822-14 of the French Commercial Code (code de commerce) and in the French Code of Ethics (code de déontologie) for statutory auditors. Where appropriate, we discuss with the Audit Committee the risks that may reasonably be thought to bear on our independence, and the related safeguards.

Paris-La Défense, March 3, 2022

The statutory auditors

French original signed by

KPMG Audit A division of KPMG S.A. Jacques Pierre	Deloitte & Associés Christophe Patrier

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4.       Non-financial performance

INTENTIONNALLY OMITTED

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5.       Corporate Governance

5.1Composition of management and supervisory bodies

5.1.1Board of Directors

5.1.2Corporate Officers

5.1.3Executive Committee

5.1.4Information on Directors, Officers and Senior Management

5.2Operation of the management and supervisory bodies

5.2.1Operation of the Board of Directors

5.2.2Operation of General Management

5.3Reference to a Code of Corporate Governance

5.4Compensation and benefits paid to Directors, Corporate Officers and Senior Management

5.4.1Report of the Board of Directors on compensation and benefits paid to Corporate Officers

5.4.2Board of Directors’ report on Director compensation

5.4.3Compensation of members of the Executive Committee

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In accordance with the decision of the Orange Shareholders’ Meeting of May 4, 2018, Stéphane Richard’s term of office as Director expires at the end of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2021, i.e. May 19, 2022.

On November 24, 2021, after having been acquitted and then convicted by the Paris Court of Appeal in a case unrelated to his duties at Orange and unrelated to the Company, Stéphane Richard simultaneously announced that he was appealing the decision and delivered his resignation as Chairman and Chief Executive Officer to the Board of Directors.

The Board of Directors of Orange met on January 28, 2022 and appointed Christel Heydemann, an independent director, as the Chief Executive Officer of Orange as from April 4, 2022. As the Board decided to separate the positions of Chairman of the Board and Chief Executive Officer, Stéphane Richard will remain a non-independent director and will continue to act as non-executive Chairman until the arrival of the new Chairperson, and at the latest until May 19, 2022, the date of the Orange Shareholders’ Meeting.

With the arrival of a new Chief Executive Officer, opting for this form of management is a natural evolution at a moment of change in governance and is in line with the wishes of the company’s various shareholder stakeholders. Stéphane Richard had also expressed the view that the functions of Chairman of the Board and Chief Executive Officer should be separated by mid-2021.

In July 2021, with the forthcoming expiration of Stéphane Richard’s term of office, the Chairman of the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC) and the Lead Director jointly initiated a series of steps. This process led to the creation, at the proposal of the Chairman, of an ad hoc committee at the Board meeting of October 25, 2021, in accordance with Article 5 of the Board’s internal regulations, to lead the process aimed at renewing the Group’s governance.

The Board appointed the Chairwoman of the GCSERC, Anne-Gabrielle Heilbronner, and the Lead Director, Bernard Ramanantsoa, as members of this ad hoc committee, which was set up to work closely with the French State as shareholder (Agence des participations de l’État) in the search for and identification of a candidate for the position of Chief Executive Officer (see Section 5.2.1.8 Board and committee activities during the fiscal year). The ad hoc committee was assisted in this work by a specialized recruitment firm, Spencer Stuart, and by an expert firm in executive compensation, Mercer.

Beginning in November 2021, this ad hoc committee, after having established the framework for the profile and missions of the Chief Executive Officer, participated in numerous interviews to refine the list of potential candidates, who were asked to provide a strategic roadmap for the Group, and interviewed some of these candidates, leading it to draw up a final list of persons likely to hold the position of Chief Executive Officer. This ad hoc committee also worked on the development of the remuneration elements of all types proposed to Christel Heydemann in her capacity as Chief Executive Officer (see Section 5.4.1.1 Compensation policy for executive and non-executive corporate officers). The steps of this process as well as the roadmaps were regularly shared with the members of the Board of Directors, taking care to preserve confidentiality.

This ad hoc committee interacted on numerous occasions with the directors (independent directors, employee directors) and the Chairman and Chief Executive Officer, and reported on its work to the Board on several occasions. The committee’s work included an update on the work carried out from 2019 as part of the succession plan foreseen in the event of incapacity of the General Management.

More recently, this ad hoc committee has extended its work to the search for a new Chairperson of the Board of Directors and a new independent director, as Helle Kristoffersen, an independent director, resigned her position on January 31, 2022.

On March 30, 2022, the Board of Directors recommended Jacques Aschenbroich as Chairman of the Board of Directors, replacing Stéphane Richard, and Valérie Beaulieu-James to replace Helle Kristoffersen as Director, both with effect from May 19, 2022 (see Section 6.5 Draft resolutions to be submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 19, 2022, fifth and sixth resolutions).

5.1     Composition of management and supervisory bodies

5.1.1      Board of Directors

At February 16, 2022, the date on which the Board of Directors approved the Corporate Governance report, the Board comprised 14 members: the Chairman, one non-independent Director, five independent Directors, three Directors representing the public sector, three Directors elected by the employees and one Director representing the employee shareholders, with Ms. Helle Kristoffersen, an independent director, having resigned from her term of office on January 31, 2022.

Chairman and Chief Executive Officer

	Date first appointed	Term ending
Stéphane Richard	June 9, 2010 (1)	At the close of the 2022 Shareholders’ Meeting

(1)   Term of office renewed at the Shareholders’ Meetings of May 27, 2014 and May 4, 2018.

Stéphane Richard, born in 1961, has been Chairman and Chief Executive Officer of Orange SA since March 1, 2011. He joined the Orange group in September 2009 and has successively occupied the positions of Deputy Managing Director in charge of French Operations, Delegate Chief Executive Officer and, starting on March 1, 2010, Chief Executive Officer Between 1992 and 2003, Stéphane Richard was successively deputy to the Chief Financial Officer of Compagnie générale des eaux, Chief Executive Officer of Compagnie Immobilière Phénix and Chairman of CGIS (Compagnie générale d’immobilier et de services), now Nexity. From 2003 to 2007, he was Deputy Managing Director of Veolia Environnement and Chief Executive Officer of Veolia Transport, as well as being a Director of Orange SA. From 2007 to 2009, Stéphane Richard was Chief of Staff to the French Minister for the Economy, Industry and Employment. He is also Director and Chairman of the Board of Directors of GSMA. Stéphane Richard is a graduate of École des Hautes Etudes Commerciales (HEC) and École nationale d’administration (ENA). He is a Knight of the French Legion of Honor. He is a French national.

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Non-independent Director

	Date first appointed	Term ending
Christel Heydemann	July 26, 2017 (1)	At the close of the 2024 Shareholders’ Meeting

(1)   Co-opted by the Board of Directors on July 26, 2017 to replace José-Luis Durán. Term of office ratified at the Shareholders’ Meeting of May 4, 2018 and renewed by the Shareholders’ Meeting of May 19, 2020.

Christel Heydemann, born in 1974, has been Chief Executive Officer Europe of Schneider Electric since May 2021 and has been a member of the Schneider Electric Executive Committee since April 2017. As of April 4, 2022, she will be Chief Executive Officer of Orange, following her appointment by the Board of Directors of Orange on January 28, 2022. Christel Heydemann began her career in 1997 with the Boston Consulting Group. In 1999, she joined Alcatel, where she held various senior positions, notably within the context of the Alcatel-Lucent merger. In 2004, she joined the Alcatel-Lucent sales department, taking charge of the strategic SFR and Orange accounts. In 2008, she was appointed Sales Director France and Member of the Executive Committee of Alcatel-Lucent France. In 2009, she negotiated a strategic alliance with HP in the United States before being promoted in 2011 to VP Human Resources and Transformation and Member of the Executive Committee. Christel Heydemann joined Schneider Electric in 2014 as Senior VP Strategic Alliances with the task of accelerating the launch of IoT solutions by developing an ecosystem of partners, before being appointed Senior Vice President Strategy and Technology Alliances in February 2016 and then Chairwoman and Chief Executive Officer of Schneider Electric France in April 2017. Christel Heydemann is a graduate of École polytechnique and École nationale des ponts et chaussées. She is a Knight of the French Legion of Honor. She is a French national.

Independent Directors

		Date first appointed	Term ending
Alexandre Bompard	Member of the Innovation and Technology Committee	December 7, 2016 (1)	At the close of the 2023 Shareholders’ Meeting
Anne-Gabrielle Heilbronner	Chairwoman of the GCSER Committee	May 21, 2019	At the close of the 2023 Shareholders’ Meeting
Bernard Ramanantsoa	Chairman of the Audit Committee	June 7, 2016 (2)	At the close of the 2024 Shareholders’ Meeting
Frédéric Sanchez	Chairman of the Innovation and Technology Committee	May 19, 2020	At the close of the 2024 Shareholders’ Meeting
Jean-Michel Severino	Member of the Audit Committee	June 7, 2011 (3)	At the close of the 2023 Shareholders’ Meeting

(1)   Co-opted by the Board of Directors on December 7, 2016 to replace Bernard Dufau. Term of office ratified at the Shareholders’ Meeting of June 1, 2017 and renewed at the Shareholders’ Meeting of May 21, 2019.

(2)   Term of office renewed at the Shareholders’ Meeting of May 19, 2020.

(3)   Term of office renewed at the Shareholders’ Meetings of May 27, 2015 and May 21, 2019.

Alexandre Bompard, born in 1972, has been the Chairman and Chief Executive Officer of Carrefour since July 18, 2017. After graduating from École nationale d’administration (ENA), Alexandre Bompard was posted to the Inspectorate General of Finance (1999-2002). Thereafter he became Technical Advisor to François Fillon, then Minister of Social Affairs, Labor and Solidarity (April to December 2003). From 2004 to 2008, Alexandre Bompard worked in several capacities within the Canal+ group. He was Chief of Staff to Chairman Bertrand Méheut (2004-2005), then Director for Sports and Public Affairs for the Canal+ group (June 2005 to June 2008). In June 2008, he was appointed Chairman and Chief Executive Officer of Europe 1 and Europe 1 Sport. In January 2011, he joined the Fnac group as Chairman and Chief Executive Officer. He then undertook an ambitious transformation plan of the Group, called "Fnac 2015," to meet the challenge of the digital revolution and changes in customer expectations. On June 20, 2013, Alexandre Bompard also led Fnac’s initial public offering. In Autumn 2015, Fnac launched a takeover bid on the Darty group. He became, on July 20, 2016, Chairman and Chief Executive Officer of the new entity made up of Fnac and Darty. Alexandre Bompard is a graduate of Institut d’études politiques in Paris and holds a master’s degree in Public Law, a postgraduate degree (DEA) in Economics and is also a graduate of École nationale d’administration (ENA). Alexandre Bompard is a Knight of the French Order of Arts and Letters. He is a French national.

Anne-Gabrielle Heilbronner, born in 1969, is a member of the Management Board of Publicis group, the world’s third largest company in the field of communication and advertising. As group General Secretary, she is in charge of human resources, procurement, legal affairs, compliance and governance, CSR as well as the internal audit and control functions and risk management. As a member of the Management Board, she participates in all strategic decisions regarding the transformation of the Group. She worked on the merger of Publicis with Omnicom in 2013, and the acquisitions of Sapient in the United States in 2015 and Epsilon in 2019. She began her career as a Financial Inspector before joining the Treasury Department as Deputy Manager of Social Housing Financing. She worked at Euris from 2000 to 2004 as Head of the Corporate Finance in charge of all financial operations for Euris and Casino. After having contributed to EDF’s initial public offering strategy, she then held the positions of Chief of Staff (2004-2005) and Special Adviser (2005-2007) respectively with the French Secretary of State for the Reform of State and then with the Ministry for Foreign Affairs. Director of Internal Audit and Risk Management within SNCF (2007-2010), where she developed and strengthened the role of audit and compliance functions (ethics, fraud prevention, etc.), she then became Senior Banker and Managing Director at Société Générale Corporate and Investment Banking, in charge of a portfolio of listed companies. She joined Publicis group in 2012. Anne-Gabrielle Heilbronner is a Financial Inspector, an alumna of École nationale d’administration (ENA), and a graduate of ESCP-Europe and of Institut d’études politiques in Paris. She also holds a master’s degree in Public Law and a postgraduate degree in Tax Law and Public Finance. She is a French national.

Bernard Ramanantsoa, born in 1948, is a Director of several companies, universities and Grandes Ecoles. Bernard Ramanantsoa began his career, during his military service, as Lecturer at the École Nationale Supérieure de l’Aéronautique et de l’Espace in 1971 and 1972, before joining SNCF where he became head of the Main Lines Marketing Division. In 1979, he joined the École des hautes études commerciales (HEC) faculty as professor of Business Strategy and Policy, specializing in the link between strategy and corporate culture. After being appointed as the Head of Faculty and Research, he became Managing Director of HEC Paris from 1995 to 2015. He gave the institution a decidedly international dimension. Bernard Ramanantsoa is the author of numerous communications and publications in the field of business management. He received the Harvard L’Expansion Prize in 1989 for Technology and Business Strategy and the prize from the Académie des Sciences Commerciales in 1983 for Business Strategy and Diversification. In recent years, he wrote Apprendre et Oser (Learn and Dare), published by Albin Michel, and L’enseignement supérieur français par-delà les frontières: l’urgence d’une stratégie (French higher education beyond the borders: the urgency of a strategy) published by France Stratégie. Bernard Ramanantsoa holds an Engineering degree from the École nationale supérieure de l’aéronautique et de l’espace (Sup’Aéro) and has an MBA from HEC, a post-graduate degree in Sociology from Paris Diderot University, a PhD in Management Sciences from Paris-Dauphine University and a further post-graduate degree in the History of Philosophy from Paris1 Pantheon-Sorbonne University. He is a Knight of the French Legion of Honor and an Officer of the French Order of Merit, Knight of the Palmes Académiques and Officer of the National Order of Madagascar. He is a French and Malagasy national.

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Frédéric Sanchez, born in 1960, is Chairman of the Fives group. He began his career at Renault in 1985 in Mexico and the US, before joining Ernst & Young at the end of 1987 as Senior Manager. In 1990, he joined the Fives-Lille group, where he held various positions before becoming Chief Financial Officer in 1994, then Chief Executive Officer in 1997, and finally Chairman of the Management Board in 2002. Fives - the new name of Compagnie de Fives-Lille since 2007 - became a simplified joint stock company (SAS) in 2018, headed by Frédéric Sanchez as Chairman. Under his leadership, Fives has accelerated its development by strengthening its international presence and portfolio of activities through major acquisitions and the opening of regional offices in Asia, Russia, Latin America and the Middle East. In addition, Frédéric Sanchez is Chairman of MEDEF International, and Chairman of the France-United Arab Emirates and France-Japan business councils of MEDEF International. He is also a member of the Supervisory Boards of STMicroelectronics N.V. and Théa Holding SAS, and a Director of Bureau Veritas SA and Compagnie des Gaz de Pétrole Primagaz SAS. Finally, he is Honorary Co-Chairman of the Industry of the Future Alliance and Chairman of the Solutions for the Industry of the Future (SIF) sector of the National Industry Council (NIC). Frédéric Sánchez is a graduate of École des hautes études commerciales (HEC) and Institut d’études politiques in Paris (1985), and holds a DEA in Economics from the University of Paris-Dauphine (1984). He is a French national.

Jean-Michel Severino, born in 1957, is Chairman of Investisseurs et Partenaires, an asset management company specializing in investment in SMEs in sub-Saharan Africa. He is also a member of the Académie des Technologies. Until April 2010, he was Chief Executive Officer of the French International Development Agency (AFD), and was previously Vice-President of the World Bank for Asia. Jean-Michel Severino is a Financial Inspector, a graduate of École nationale d’administration (ENA), ESCP, Institut d’études politiques in Paris and holds a Master of Advanced Studies (DEA) in Economics and a Law degree. He is a French national.

Directors representing the public sector

		Date first appointed	Term ending
Bpifrance Participations (1) represented by Thierry Sommelet (2)	Member of the Innovation and Technology Committee	May 28, 2013	At the close of the 2025 Shareholders’ Meeting
Anne Lange (3)	Member of the GCSER Committee	May 27, 2015	At the close of the 2023 Shareholders’ Meeting
Stéphanie Besnier (4)	Member of the Audit Committee	May 17, 2021	May 16, 2025

(1)   Public financing and investment group for companies, resulting from the merger of OSEO, CDC Entreprises, FSI and FSI Régions, appointed by the Shareholders’ Meeting.

(2)   Appointed as permanent representative from January 10, 2021 to replace Nicolas Dufourcq.

(3)   Appointed by the Shareholders’ Meeting on the basis of a proposal by the French government and the Board of Directors.

(4)   Appointed by ministerial order.

Thierry Sommelet, born in 1969, is a Director, member of the Management Committee and Head of Technology, Media and Telecoms of the growth capital department of Bpifrance. Thierry Sommelet has nearly 20 years’ experience in private and public investment in the technology, media and telecommunication sectors. He began his career in 1992 in the capital markets at Crédit Commercial de France in Paris, then in New York. After leading the team of financial engineers at Renaissance Software (SunGard group) in Los Altos in the United States and serving as Deputy Chief Executive Officer of InfosCE in 2001, he joined the Digital Investments and Equity Department at Caisse des Dépôts et Consignations in 2002, and subsequently took charge of that unit in 2007. After joining the Fonds Stratégique d’Investissement in 2009, Thierry Sommelet joined the teams of Bpifrance Investissement when it was created in 2013. He represents Bpifrance on the Boards of Directors or Supervisory Boards of Technicolor SA, Worldline group SA and Soitec SA, all listed on Euronext Paris, as well as on the Supervisory Boards of Idemia SAS. Thierry Sommelet is a graduate of École nationale des ponts et chaussées in Paris and holds an MBA from INSEAD. He is a French national.

Anne Lange, born in 1968, is an entrepreneur in the new technologies sector and Director. Anne Lange began her career in 1994 working in the Prime Minister’s office where she headed the government department for the State control on public broadcasting. In 1998, she joined Thomson as Head of strategic planning, then in 2000, the Europe e-business department. In April 2003, Anne Lange was appointed as General Secretary for the Internet rights forum, an agency of the Prime Minister’s office. From 2004 to 2014, she successively worked as Vice-President for Europe public sector, Senior Executive Vice-President of global public sector & media operations (based in the US) and Senior Executive Vice-President for innovation for the Internet Business Solutions group at Cisco. She decided to quit Cisco to create her own start-up, the software company Mentis, of which she was Chief Executive Officer until 2017, innovating in the field of the Internet of Things, Cloud and Big Data. Since then, Anne Lange has divided her professional activities between directorships with major groups, technology investment activities and consultancy services to senior managers in the field of business transformation. Anne Lange is a graduate of Institut d’études politiques in Paris and École nationale d’administration (ENA). She is a French national.

Stéphanie Besnier, born in 1977, has been Deputy Chief Executive Officer of the French State Investment Agency (APE) since May 1, 2021. She began her career in 2001 as an analyst at BNP Paribas London, then in 2003 at the Treasury Department (Ministry of Economy and Finance) as assistant to the head of the Multilateral Affairs Office, in charge of Latin American countries. In 2004, she was assistant to the head of the office in charge of SNCF and SNCM at the French State Investment Agency. In 2007, she joined the investment holding company Wendel as an associate in the investment team. In 2018, she was appointed Associate Director, co-head of Wendel’s investment activity in French-speaking Europe and given responsibility for the development of Wendel Lab. Stéphanie Besnier is an alumna of the École Polytechnique (1997), a graduate of the École Nationale des Ponts et Chaussées, and is certified by the Institut Français des Administrateurs. She is a French national.

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Directors elected by the employees

		Date first appointed	Term ending
Sébastien Crozier	Member of the Audit Committee	December 3, 2017	December 2, 2025
Vincent Gimeno	Member of the Innovation and Technology Committee	December 3, 2021	December 2, 2025
Magali Vallée	Member of the Innovation and Technology Committee	December 3, 2021	December 2, 2025

Sébastien Crozier, born in 1968, is Chairman of CFE-CGC Orange. He is also Honorary Chairman of ADEAS (Association pour la défense de l’épargne et de l’actionnariat salariés). Within the Orange group, he is Senior Vice-President and Director of Public Sponsorship (G7, French Pavilion at Expo 2021 Dubai) and he is in charge of the Digital Society Forum (DSF). He began his career in 1990 in the telematic activities for the Alten group, before taking over the senior management of a subsidiary as it spun off from the Group. He joined France Telecom Multimédia in 1994 to prepare the launch of online services and as such participated in the launch of Wanadoo. In 1997, he was the producer of one of the biggest concerts in Paris that year, attracting 40,000 people to the Pelouse de Reuilly grounds for more than 24 hours. In 1998, he founded several start-ups in the area of online advertising and Internet access provision as a telecom operator, with more than 1.3 million customers under the Fnac, M6 and Société Générale brands. Following their acquisition in 2001 by France Telecom (which became Orange), he returned to the Group and became Head of strategy and innovation management of part the Enterprise Division in 2003. He managed several subsidiaries in France and abroad on behalf of the Orange group, in Africa and Latin America, in the areas of innovation and international development. During the 2001-2002 presidential campaign, he acted as Jean-Pierre Chevènement’s permanent advisor on logistics and new technologies. Sébastien Crozier studied engineering at École supérieure d’ingénieurs en électrotechnique et électronique (ESIEE) and the Karlsruher Institut f✔r Technologie (KIT) in the field of Artificial Intelligence. He is a French national.

Vincent Gimeno, born in 1966, is a specialist in innovation and management of technical projects with a strong strategic aspect. He graduated with a specialized master’s degree in underwater engineering, with a specialization in robotics and telecommunications, and started his career in the R&D department of France Telecom (at CNET - Centre National d’Etudes des Télécommunications), where he managed the transition to the year 2000. He then took over the IT and technical responsibility of the Orange R&D sites in Caen, Rennes and Grenoble. In 2006, he strengthened his experience in Open Innovation and launched several collaborative projects in the areas of Machine to Machine and Internet of Things within Orange Labs, where he leads a Research and Development Unit. His humane approach and his commitment led him to continue his career as Director of the User Satisfaction and Ergonomics Project in the Information System Technical Department. In 2015, he was appointed Deputy Central Trade Union Delegate, in charge of Employment & Skills Planning (ESP), digital transformation and international matters. In this capacity, he was Deputy Secretary of the Worldwide Works Council (from 2015 to 2019) and a full member of the European Works Council until his election to the Board of Directors of Orange on December 3, 2021. He is a French national.

Magali Vallée, born in 1972, is currently a sales consultant in an Orange store in Trignac, Loire-Atlantique. She began her career on a fixed-term contract in 1997 with France Telecom as a telephone advisor for the general public (1014) and then professionals (1016). She was hired on a permanent contract in 1999 within the distribution network. Her human values and desire to help others, to assist them, led her to become involved in a union in 2007. Her role as a staff representative, union representative, elected member of the health, Safety and Working Conditions Committee of the Western Distribution Agency and elected member of the works council of the Orange Ouest Division during several terms of office confirmed her decision. She served as deputy treasurer on the works council from 2014 to 2017 as well as chairwoman of the professional equality commission. Before joining the Board of Directors of Orange SA, she was elected to the Social and Economic Committee of the Orange Grand Ouest division and was appointed coordinating union delegate for the CGT. She is a French national.

Director appointed by the Shareholders’ Meeting and representing employee shareholders

		Start date	Term ending
Laurence Dalboussière	Member of the GCSER Committee	May 19, 2020	At the close of the 2024 Shareholders’ Meeting

Laurence Dalboussière, born in 1964, is a member of the Supervisory Board of the Orange Actions mutual fund. She currently works in internal communications at Orange France. Before joining France Telecom in 1998, she worked in an IT services company specialized in customer relations and software development. She then took part in the launch of the first French counter-less bank. She began her career at France Telecom by setting up a customer relations platform for small and mid-sized companies, then worked in operational marketing in the B2B Customer department, before moving to the Enterprise Customer Department. From 2009 to 2012, she was secretary of the French Marketing Sales Committee. She then became Director of Internal Communication for the France B2B Department. Since 2016, she has been General Secretary of CFE-CGC Orange. She is a French national.

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A member of Orange’s Central Social and Economic Committee (CSEC) and a representative of the Worldwide Works Council participate in meetings of the Board of Directors.

Changes in the composition of the Board of Directors

By ministerial order dated May 17, 2021, Stéphanie Besnier was appointed representative of the French State on the Board of Directors, replacing Claire Vernet-Garnier. At its meeting of May 18, 2021, the Board of Directors appointed Stéphanie Besnier as a member of the Audit Committee.

At its meeting of October 25, 2021, the Board of Directors appointed Laurence Dalboussière as a member of the GCSERC.

Following the elections held in November 2021, Sébastien Crozier was re-elected and Vincent Gimeno and Magali Vallée were elected by the Group’s employees as directors, with their terms of office taking effect on December 3, 2021.

In December 2021, the Board of Directors appointed Vincent Gimeno and Magali Vallée as members of the Innovation and Technology Committee.

On January 31, 2022, after having previously informed the Board at its January 28 meeting, Helle Kristoffersen, an independent director since June 7, 2011, resigned from her position for personal reasons.

Summary presentation of the Board of Directors

As of February 16, 2022	Age	Gender	Nationality	Number of shares	Number of positions held in other listed companies	First appointed	Term ending	Seniority on the Board	Membership of Board Committees
Chairman and Chief Executive Officer
Stéphane Richard	60		French	73,758	0	06/09/2010	2022 SM	11 years	X
Non-independent Director
Christel Heydemann (1)	47		French	1,000	0	07/26/2017	2024 SM	4 years	X
Independent Directors
Alexandre Bompard	49		French	1,000	1	12/07/2016	2023 SM	5 years	ITC
Anne-Gabrielle Heilbronner	53		French	1,000	1	05/21/2019	2023 SM	3 years	GCSERC (Chairwoman)
Bernard Ramanantsoa (2)	73		French and Malagasy	1,000	0	06/07/2016	2024 SM	5 years	Audit Comm. (Chairman)
Frédéric Sanchez	61		French	1,000	2	05/19/2020	2024 SM	2 years	ITC (Chairman)
Jean-Michel Severino	64		French	1,000	2	06/07/2011	2023 SM	10 years	Audit Comm.
Directors representing the public sector
Bpifrance Participations (represented by Thierry Sommelet (3))	52		French	254,219,602	3	05/28/2013	2025 SM	8 years	ITC
Anne Lange	53		French	0	3	05/27/2015	2023 SM	6 years	GCSERC
Stéphanie Besnier	44		French	0	2	05/17/2021	05/16/2025	< 1 year	Audit Comm.
Director representing employee shareholders
Laurence Dalboussière	57		French	1,501	0	05/19/2020	2024 SM	2 years	GCSERC
Director representing employees
Sébastien Crozier	54		French	9,077	0	12/03/2017	12/02/2025	4 years	Audit Comm.
Vincent Gimeno	56		French	1,970	0	12/03/2021	12/02/2025	< 1 year	ITC
Magali Vallée	50		French	586	0	12/03/2021	12/02/2025	< 1 year	ITC

(1)   On January 28, 2022, the Board of Directors appointed Christel Heydemann as Chief Executive Officer of Orange as of April 4, 2022. On February 16, 2022, on the recommendation of the CGRSEC and in addition to the criteria set out in Article 9.5 of the AFEP-MEDEF Code, the Board of Directors stated that, in the case in point, she could no longer be considered as an independent director, even before taking up her new position.

(2)   Lead Director.

(3)   Appointed as permanent representative from January 10, 2021 to replace Nicolas Dufourcq. Thierry Sommelet holds 400 Orange shares.

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5.1.2      Corporate Officers

Chairman and Chief Executive Officer

Stéphane Richard has been Chairman and Chief Executive Officer of Orange SA since March 1, 2011. His directorship was renewed during the Shareholders’ Meetings of May 27, 2014, and May 4, 2018, the Board of Directors having reappointed him as Chairman and Chief Executive Officer on the same date, for a four-year term. As the Board of Directors decided on January 28, 2022 to separate the functions of Chairman and Chief Executive Officer, Stéphane Richard will remain a non-independent director and will continue to act as non-executive Chairman until the end of his term of office on May 19, 2022, the date of the Orange Shareholders’ Meeting.

The biography of Stéphane Richard can be found in Section 5.1.1 Board of Directors.

Delegate Chief Executive Officers

On May 4, 2018, the Board of Directors renewed the terms of office of Ramon Fernandez and Gervais Pellissier as Delegate Chief Executive Officers for the same period as the term of the Chairman and Chief Executive Officer. Ramon Fernandez is also Executive Director Finance, Performance and Development. Gervais Pellissier resigned as Delegate Chief Executive Officer effective December 31, 2021 and is now Deputy Managing Director People & Group Transformation and Chairman of Orange Business Services.

As of the date of this document, the Company has only one Delegate Chief Executive Officer, Ramon Fernandez.

Ramon Fernandez, born in 1967, has been Delegate Chief Executive Officer of Orange SA since January 1, 2016. He is also Executive Director Finance, Performance and Development. He joined the Orange group on September 1, 2014 as Deputy Managing Director in charge of the Group’s finance and strategy. From May 2018 to the end of August 2020, he was Executive Director Finance, Performance and Europe. Ramon Fernandez began his career at the French Treasury before joining the International Monetary Fund in Washington from 1997 to 1999. He then returned to the French Treasury and held a number of senior management positions: Head of the Energy, Telecommunications and Raw Materials Department until 2001; Head of the Savings and Financial Markets Department from 2001 to 2002; Deputy Director of International Financial Affairs and Development, and Vice-Chairman of the Club de Paris between 2003 and 2007. He was also Special Advisor to the Minister of the Economy, Finance and Industry (2002-2003) and to the President of the French Republic (2007-2008). In 2008, he was appointed Chief of Staff to the Minister of Labor, Social Relations, Family and Solidarity (2008-2009). Before joining Orange, from March 2009, he was the Chief Executive Officer of the French Treasury, Chairman of the France Trésor Agency and Chairman of the Club de Paris. As the Alternate Governor of the World Bank for France and Governor of the African Development Bank in this period, he also represented the French government with the Board of Directors of GDF Suez and CNP Assurances as well as with the Supervisory Board of Caisse des Dépôts et Consignations. Since April 2021, he has been a director and a member of the Audit Committee and the Finance Committee of AXA. Ramon Fernandez is a graduate of Institut d’études politiques in Paris and École nationale d’administration (ENA). He is a Knight of the French Legion of Honor. He is a French national.

5.1.3      Executive Committee

Pursuant to the provisions of Article L. 22-10-10 2 of the French Commercial Code, and in order to encourage gender diversity, Orange pays close attention to the representation of women on its Executive Committee (see Section 4.5.3.2 Gender equality in the workplace).

As of the date of this document, four of the 13 members (including Stéphane Richard) of the Executive Committee are women, Helmut Reisinger having left the Group on January 17, 2022; he has not been replaced.

Jérôme Barré	Chief Executive Officer, Orange Wholesale & International Networks
Fabienne Dulac	Deputy Chief Executive Officer, Orange France
Ramon Fernandez	Delegate Chief Executive Officer, Executive Director Finance, Performance and Development
Hugues Foulon	Executive Director of Strategy and Cybersecurity activities
Nicolas Guérin	Executive Director, Group Secretary-General and Secretary of the Board of Directors
Mari-Noëlle Jégo-Laveissière	Deputy Chief Executive Officer, Europe
Paul de Leusse	Deputy Chief Executive Officer, Mobile Financial Services
Béatrice Mandine	Executive Director Communication, Brand and Engagement
Alioune Ndiaye	Chief Executive Officer of Orange Middle East and Africa
Gervais Pellissier	Deputy Chief Executive Officer People & Group Transformation and Chairman of Orange Business Services
Elizabeth Tchoungui	Executive Director Group CSR, Diversity and Philanthropy
Michaël Trabbia	Group Executive Director of Technology and Innovation

Gervais Pellissier, Delegate Chief Executive Officer, resigned from his position with effect from December 31, 2021.

The biographies of Stéphane Richard and Ramon Fernandez can be found in Sections 5.1.1 Board of Directors and 5.1.2 Corporate Officers.

Jérôme Barré, born in 1962, has been Chief Executive Officer in charge of the Orange Wholesale & International Networks division since May 2, 2018. He joined the Orange group in 1985, where he worked on the quality and development of the network in Île-de-France and then in Brittany. In 1991, he was named French National Director of Local Authorities. From 1996 to 2010, Jérôme Barré alternated between his national responsibilities and his operational management tasks. From 1996 to 2000, he joined the Consumer Services Department as Director of Service and Quality for the Professional Customer Division, and then as Director of Customer Service at the Retail and Customer Service Division. From 2000 to 2006, he worked as the Regional Director in Burgundy and then in Franche-Comté, and from 2006 to 2010 as the Territorial Director in the North-West Center (Lower Normandy, Upper Normandy, Central Region). In 2010, after coordinating negotiations on workplace stress alongside the Group’s Human Resources Director following what was known as the "social crisis," Jérôme Barré was appointed Head of Commercial Activities and Customer Service for the B2C market at Orange France, where he specifically worked on creating the Orange divisions. In April 2011, he was appointed Head of Orange Île-de-France, tasked with developing Orange’s business in the Île-de-France area. In 2016, he became Senior Executive Vice-President of Human Resources and led the launch of Orange’s promise to be a "digital and caring employer." Jérôme Barré is a graduate of the École polytechnique and the École nationale supérieure des télécommunications (ENST).

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Fabienne Dulac, born in 1967, is Deputy Chief Executive Officer of Orange, Chief Executive Officer of Orange France. After having started a doctoral thesis, Fabienne Dulac began her career at the French Interior Ministry, before joining the business community in 1993 with VTCOM, a company which developed multimedia services at the time of the emergence of the Internet and the appearance of a new business sector, where she was Head of Communication and Marketing. Fabienne Dulac joined France Telecom in 1997 within the newly created Multimedia Division. Her responsibilities, as the Head of External Communication, extended to include all of France Telecom’s multimedia activities within companies such as Wanadoo, Voila and Mappy. For a decade, she held various positions within marketing, business development, and customer relations, and witnessed the transformation of the market and the Company, as well as the development of new commercial territories and customer experience at the heart of the operator’s strategy. In 2008, she became Head of Sales and Online Customer Relations at Orange France; she brings innovation to the field and drives the Company’s digital transformation in terms of sales and customer relations. In 2011, Fabienne Dulac became Head of the Orange North France division, where she was responsible for managing an operational entity with over 5,500 employees. In September 2013, she was appointed Senior Vice-President in charge of Communication of Orange France, before becoming Senior Executive Vice-President in August 2014. Fabienne Dulac holds a postgraduate degree (DEA) in Political Sociology from the Institut d’études politiques in Paris, a master’s degree in History and a bachelor’s degree in Modern Literature.

Hugues Foulon, born in 1968, is Executive Director of Strategy and Cybersecurity activities for the Orange group and Chairman and Chief Executive Officer of Orange Cyberdefense. He began his career in 1994 at Générale des Eaux (Veolia group) where he was appointed Director of a drinking water plant, then Director of Monégasque de Télédistribution and Monégasque des Eaux. In 2000, he made his first foray into the world of telecoms by joining Vivendi group’s Monaco Telecom as Deputy Chief Executive Officer, in charge of functional departments. In 2005, he joined the Group as Director of B2C Commercial Finance for the Mobile business. He remained there for two years, before moving to Northern Africa and becoming Maroc Telecom’s Director of Management Control. In 2007, he returned to Orange, where he took on roles as Management Control Director for the Marketing and Innovation division, Director to the Group’s Delegate Chief Executive Officer in charge of Finance, then Chief Financial Officer of the MEA division. He was then appointed Head of the Chairman & Chief Executive Officer’s office and Secretary of the Group’s Executive Committee. He is a graduate of École polytechnique and the École nationale supérieure de techniques avancées (ENSTA). He is also an auditor of the 66th "defense policy" session of the Institut des hautes études de défense nationale (IHEDN).

Nicolas Guérin, born in 1968, has been Group Secretary-General since March 1, 2018, and Secretary of the Board of Directors. He is also Chairman of the Digital Infrastructure Sector Strategic Committee, Vice-Chairman of the Fédération Française des Télécoms, after having served as its Chairman from 2020 to 2021, Honorary Chairman and Director of Cercle Montesquieu and Chairman of the Evaluation and Orientation Committee of the International Chair in Space and Telecommunication Law at the University of Paris XI. Joining the Group’s Competition and Regulation Legal Affairs Department in 1998 after his time at SFR, Nicolas Guérin arrived just as the sector was undergoing deregulation. He became Head of this department in 2003, before becoming General Counsel and Secretary of the Board of Directors in 2009. In this position, he has been a major contributor to many of the Group’s structuring projects, including the roaming agreement with Free in 2012, M&A transactions to expand the Group’s footprint in Africa and Europe with the acquisition of Jazztel or diversification projects (including content and Orange Bank). His support has also been essential in the implementation of regulatory requirements in the Enterprise market, or in the next stage of the mobile agreement signed between operators and the French state and analysis of fixed-line markets by Arcep. He is a graduate of Institut de droit des affaires (IDA) and holds a specialized master’s degree in Business Law and Taxation from University of Paris II Panthéon-Assas.

Mari-Noëlle Jégo-Laveissière, born in 1968, has been Deputy Chief Executive Officer in charge of Europe (excluding France) since September 1, 2020. She joined the Group’s Executive Committee in 2014 as Senior Executive Vice-President in charge of the Technology and Global Innovation division, and became Deputy Chief Executive Officer in charge of the same division in May 2018. Since joining the Orange group in 1996, Mari-Noëlle Jégo-Laveissière has held several management positions: Director of International & Backbone Network Factory, Head of Group Research & Development, Head of the B2C Marketing department of Orange France and Regional Manager, where she was responsible for technical and commercial services for B2C and B2B customers. Mari-Noëlle Jégo-Laveissière is a graduate of École des mines de Paris and École normale supérieure. She also holds a doctorate in Quantum Chemistry from the University of Paris XI - Waterloo.

Paul de Leusse, born in 1972, is Deputy Chief Executive Officer in charge of Mobile Financial Services, Chief Executive Officer of Orange Bank and Chairman of Orange Bank Africa. He joined the Executive Committee at Orange in May 2018, in order to develop the Group’s mobile financial services activities in Europe and Africa. From 1997 to 2009, Paul de Leusse worked as a consultant and then a Director at Oliver Wyman, before moving to Bain & Company. In 2009, he was appointed Director of Strategy at Crédit Agricole SA. In 2011, he joined Crédit Agricole Corporate and Investment Bank as Chief Financial Officer, before being named Delegate Chief Executive Officer. In 2016, he was appointed Chief Executive Officer at CA Indosuez Wealth. Paul de Leusse was a Director at Union des Banques Arabes et Françaises between 2011 and 2018 and at Fondation Grameen Crédit Agricole from 2016 to 2018. Paul de Leusse is a graduate of École polytechnique and has a civil engineering degree from École des Ponts et Chaussées.

Béatrice Mandine, born in 1968, is Executive Director of Communications, Brand and Engagement. She is a member of the Orange Executive Committee (2013) and Chairwoman of Entreprises et Médias (2021). Béatrice Mandine began her career as a journalist at Le Figaro, Marie-Claire and La Cinq before joining Alcatel’s communications department in 1990. In 1998, she was appointed Media Director of Alcatel’s Consumer Division, and in 2000 became Head of Press and Public Relations for Alcatel’s Mobile Telephony Division. She joined Faurecia (PSA Group) in 2005 as head of press relations and corporate image. In 2008, she joined Orange, where she successively managed the press department, then Group Communications and Brand from 2013, which then integrated internal communications in 2018. Since 2020, its scope has expanded to include Customer Experience and Engagement. She is a graduate of the École supérieure de journalisme (ESJ) and Institut des hautes études internationales (IHEI).

Alioune Ndiaye, born in 1960, has been Executive Director of the MEA region and Chief Executive Officer of Orange Middle East and Africa SA since May 22, 2018, and Chairman of the Board since July 16, 2021. He is also a Director of the Orange Foundation, Chairman of the Board of Directors of Sonatel, Orange Côté d’Ivoire and Orange Egypt. He began his career in manufacturing at Pechiney. He then joined Sonatel in 1988, first taking on audit and management control functions, which led him to participate in the privatization of the company, then becoming Chief Financial Officer. In 2002, he moved to Mali to create Ikatel (which became Orange Mali a few years later) as Chief Executive Officer and held this position for 10 years. From 2012 to 2018, he took over the management of the Sonatel group and served as Chairman of the Boards of Directors of Sonatel Mobiles, Orange Mali, Orange Bissau, Orange Sierra Leone and the Fondation Sonatel. Alioune Ndiaye is a graduate of the University of Paris Dauphine and Télécom Sud Paris.

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Gervais Pellissier, born in 1959, joined Bull in 1983 and held a range of responsibilities in the areas of finance and management control, in France, Africa, South America, and Eastern Europe. In 1994, he was successively appointed Chief Financial Officer of the Services and Systems Integration Division, the Outsourcing Services Division and then the Director of the Management Control Division of the Bull group; subsequently, in 1998, he was appointed Chief Financial Officer of the Bull group. From April 2004 to February 2005, Gervais Pellissier served as Managing Director to the Chairman of the Board of Directors and Deputy Chief Executive Officer of the Bull group. From February 2005 to mid-2008, he was Vice-Chairman of the Board of Directors of Bull. Gervais Pellissier joined the Orange group in October 2005 as project manager for the integration of its entities in Spain and to lead thinking on geographical integration within the Group. In January 2006, he was appointed as a member of the Group’s General Management Committee, in charge of Finance and Operations in Spain, and in March 2009, he became Deputy Managing Director of Orange SA, with responsibility for Finance and Information Systems. After the Group’s new Executive Committee was formed in early April 2010, Gervais Pellissier continued in his role as Deputy Managing Director of Orange SA, with responsibility for Finance and Information Systems. From November 1, 2011 to December 31, 2021, Gervais Pellissier was Delegate Chief Executive Officer of Orange SA. Between September 2014 and April 2018, he was Delegate Chief Executive Officer in charge of operations in Europe, excluding France. From May 2018 to the end of 2021, he was Delegate Chief Executive Officer, People & Group Transformation and Chairman of Orange Business Services. Since January 1, 2022, he has been Deputy Chief Executive Officer People & Group Transformation and Chairman of Orange Business Services. Since 2015, he has been a member of the Supervisory Board and a member of the Audit Committee of Wendel, and has been Lead Director since 2018. Gervais Pellissier is a graduate of École des hautes études commerciales (HEC), Berkeley, and the University of Cologne. He is a Knight of the French Legion of Honor and an Officer of the French Order of Merit.

Elizabeth Tchoungui, born in 1974, is Executive Director Group CSR, Diversity and Philanthropy. In particular, she oversees Orange’s Corporate Social Responsibility policy in line with the objectives of the Engage 2025 strategic plan. She is also Deputy Chairwoman of the Orange Foundation. She is Franco-Cameroonian, was born in the United States, and grew up in Cameroon, Belgium and Italy. A graduate of the École Supérieure de Journalisme in Lille, she had a long career as a journalist and writer before joining the Orange Group. She was a presenter for France 2 (France Televisions Group) and RMC STORY (Altice Group). Elizabeth Tchoungui was the first journalist of African origin to present the TV5 Monde news program and the first woman, after Bernard Pivot, Guillaume Durand and Franz-Olivier Giesbert, to present the emblematic weekly cultural magazine of France 2, the first French national public channel. Elizabeth Tchoungui also headed the culture department of France 24. Elizabeth Tchoungui is the author of several books, including: Le jour où tu es né une deuxième fois (Flammarion), an account of her son, who has Asperger’s syndrome, Je vous souhaite la pluie (Plon), translated into Italian and taught in secondary schools and universities in Cameroon, Bamako Climax (Plon), a novel set against the backdrop of terrorism in the Sahel, and Billets d’Humeur au feminin (Léo Scheer), a collection of opinion pieces published on French website aufeminin.com. She has worked regularly with the Organisation Internationale de la Francophonie. Elizabeth Tchoungui was a Director of Action contre la Faim. She is also a Director of Club XXIe Siècle, a think tank and do tank that promotes diversity through excellence and exemplary career paths. Elizabeth Tchoungui is a Knight of the French Order of Arts and Letters.

Michaël Trabbia, born in 1976, has been the Group’s Executive Director of Technology and Innovation since September 1, 2020. He heads the Orange Innovation division. He began his career at Arcep (the French telecommunication regulator) in 2001, taking charge notably of the allocation and control of mobile licenses. In 2004, he was appointed technical advisor to the office of the Minister for European Affairs, before joining the office of the Minister for Regional Planning in 2005 as technical advisor for ICT and Europe. In 2007, he joined TDF (a network and infrastructure operator in France), where he served as Director of Strategy and Development. In July 2009, he was appointed Deputy Chief of Staff to the Minister for Industry and Head of the Industrial Sectors division. He joined the Orange group in January 2011. He first held the position of Group Director of Public Affairs, before being appointed Director to the Chairman and Chief Executive Officer of Orange, Secretary of the Group’s Executive Committee, in July 2014. In September 2016, he was appointed Chier Executive Officer of Orange Belgium and placed the company in a growth dynamic thanks to customer-centric Bold Challenger positioning. He joined the Group Executive Committee in September 2020. He is a graduate of École polytechnique and Télécom ParisTech, and holds a post-graduate degree in Industrial Economics.

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5.1.4      Information on Directors, Officers and Senior Management

5.1.4.1     Positions held by Directors and Officers

Stéphane Richard

Positions currently held

−    Director, Chairman and Chief Executive Officer of Orange

−    Director of the Opéra National de Paris

−    Director of France Industrie

International

−    Chairman of the Board of Directors and Director of GSMA

−    Permanent representative of Atlas Countries Support in Médi Telecom (1)

Other positions and offices held over the past five years

None

Ramon Fernandez

Positions currently held

−    Delegate Chief Executive Officer of Orange

−    Chairman of the Board of Directors and Director of Orange Bank (1)

−    Chairman of the Board of Directors and Director of Compagnie Financière d’Orange Bank (1)

−    Director of Orange Middle East and Africa (1)

−    Member of the Supervisory Board of Iris Capital Management (1)

−    Member of the Supervisory Board of Orange Venture (1)

−    Director, member of the Audit Committee and the Finance Committee of AXA (2)

−    Director of the Fondation Nationale des Sciences Politiques

−    Director of Institut du Capitalisme Responsable

−    Director of Institut Jean Monnet

International

−    Chairman of the Board of Directors, Director and member of the Remuneration Committee of BuyIn (1)

−    Director of Médi Télécom (1)

−    Vice-Chairman and Member of the Supervisory Board of Orange Polska (1) (2)

Other positions and offices held over the past five years

−    Director of Orange Belgium (1) (2)

−    Chairman of the Board of Directors of BuyIn (1)

−    Director of Médi Télécom (1)

−    Member of the Steering Committee of Institut Orange (1)

−    Member of the Remuneration Committee of Orange Bank (1)

−    Member of the Supervisory Board of Euronext N.V. (2)

−    Member of the Supervisory Board and Member of the Appointments and Remuneration Committee of Euler Hermes group (2)

Stéphanie Besnier

Positions currently held

−    Director representing the State on the Board of Directors of Orange, member of the Audit Committee

−    Director representing the French State on the Board of Directors, member of the Audit Committee, member of the Strategy, Investment and Technology Committee and of the Appointments, Remuneration and Governance Committee of ENGIE (2)

−    Director representing the French State on the Board of Directors, member of the Audit and Risks Committee and of the SAFRAN’s Group Appointments and Remuneration Committee (2)

Other positions and offices held over the past five years

−    Director representing Wendel on the Board of Directors of Bureau Véritas (2)

−    Director representing Wendel on the Board of Directors of IHS towers

Alexandre Bompard

Positions currently held

−    Director of Orange, member of the Innovation and Technology Committee

−    Chairman and Chief Executive Officer of Carrefour (2)

−    Chairman of the Fondation Carrefour

Other positions and offices held over the past five years

−    Chairman and Chief Executive Officer of Fnac Darty (2)

−    Chairman and Chief Executive Officer of Fnac Darty Participations et Services

−    Director of Darty Ltd

−    Member of the Supervisory Board of Banijay group

−    Member of Club Le Siècle

Laurence Dalboussière Positions currently held − Director of Orange, member of the GCSER Committee Other positions and offices held over the past five years None

(1)   Company in which Orange holds an interest.

(2)   Office in a listed company.

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Sébastien Crozier

Positions currently held

−    Director of Orange, member of the Audit Committee

−    Honorary Chairman of ADEAS (association law 1901)

−    Chairman of CFE-CGC Orange (trade union law Waldeck-Rousseau)

−    Director of Fondation Le Refuge

Other positions and offices held over the past five years

−    Member of the Supervisory Board of the Orange Actions mutual fund

−    Treasurer of L’Engagement (association law 1901 - political party)

−    Member of the Board of Directors of GIE Atout France

−    Treasurer of Manifeste pour l’Industrie

Vincent Gimeno Positions currently held − Director of Orange, member of the Innovation and Technology Committee Other positions and offices held over the past five years None

Anne-Gabrielle Heilbronner

Positions currently held

−    Director of Orange, Chairwoman of the GCSER Committee

−    Member of the Executive Board and General Secretary of Publicis group (2)

−    Chairwoman of Publicis Groupe Services

−    Director and member of the Audit Committee of SANEF

−    Director of Somupi

−    Chairwoman of WEFCOS

−    Representative of Multi Market Services France Holdings on the Shareholders’ Committee of WEFCOS

−    Representative of Multi Market Services France Holdings on the Board of Directors of Régie Publicitaire des Transports Parisiens Metrobus Publicité

−    Member of the Executive Committee of Multi Market Services France Holdings

International

−    Director of US International Holding Company, Inc. (United States)

−    Director of Sapient Corporation (United States)

−    Director of Publicis Group Investments B.V. (Netherlands)

−    Director of Publicis Group Holdings B.V. (Netherlands)

−    Director of Publicis Holdings B.V. (Netherlands)

−    Director of BBH Holdings Limited (UK)

−    Director of Publicis Limited (UK)

−    Director and Chairwoman of Publicis Live SA (Switzerland)

Other positions and offices held over the past five years

None

Christel Heydemann

Positions currently held

−    Director of Orange

−    Chief Executive Officer of European Operations, member of the Executive Committee of Schneider Electric (2)(3)

−    Vice-Chair and Director of the Association AX

Other positions and offices held over the past five years

−    Member of the Orange Audit Committee

−    Chairwoman of GIMELEC

−    Director of Schneider Electric Industries SAS

−    Director of Rexecode

−    Director of France Industrie

−    Chairwoman and Chief Executive Officer and Director of Schneider Electric France SAS

(1)   Company in which Orange holds an interest.

(2)   Office in a listed company.

(3)   Position until March 31, 2022.

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Anne Lange

Positions currently held

−    Director of Orange, member of the GCSER Committee

−    Director, member of the Strategy Committee and of the Appointments Committee of Pernod Ricard (2)

−    Director, member of the Investment Committee and of the Finance and Audit Committee of Peugeot Invest (formerly FFP) (2)

International

−    Managing partner of ADARA

−    Director, member of the Audit Committee, the Appointments Committee and the CSR Committee of Inditex (2)

Other positions and offices held over the past five years

−    Director of Imprimerie Nationale

−    Founder and Chief Executive Officer of Mentis

−    Director of Econocom

Bernard Ramanantsoa

Positions currently held

−    Lead Director of Orange, Chairman of the Audit Committee

−    Member of the Supervisory Board, the Strategic Committee, Appointments Committee and of the Remunerations Committee of ODDO-BHF SCA

−    Member of the Supervisory Board of EDUCIN Topco

−    Chairman of SILVERCHAIR (SASU)

−    Director of Etablissement public du Château, du Musée et du Domaine National de Versailles

−    Director of Institut Catholique de Paris

−    Member of the Strategic Orientation Committee and of the Board of Directors of Toulouse Business School

−    Member of the Strategic Orientation Council of EM Normandie

−    Member of the Y SCHOOLS Strategic Committee (formerly ESC Troyes group)

−    Director of Aspen France

−    Director of Le Choix de l’École (Teach for France)

−    Member of the Steering Committee of EuropaNova

International

−    Director, member of the Audit Committee of Banque Franco-Lao (Laos)

−    Director, member of the Audit Committee and of the Risk Committee of Bred Bank Cambodia

−    Director of Manorina Ltd (Mauritius)

−    Director of Sommet-Education (Switzerland)

−    Member of the Advisory Board of ShARE Professional Training and Consulting (Netherlands)

−    Member of the Advisory Board of ISCAM (Madagascar)

−    Member of the Scientific Council ESA Business School (Lebanon)

−    Member of the Advisory Board of Saint Gallen University (Switzerland)

−    Member of the Advisory Board of the Getulio Vargas Foundation (Brazil)

−    Member of the Advisory Board of Zhejiang University School of Management (China)

Other positions and offices held over the past five years

−    Director of ANVIE

−    Director of Institut Français des Administrateurs

−    Member of the Supervisory Board of Albarelle

−    Member of the Academic Council CEIBS (China)

−    Member of the Advisory Board of ESADE (Barcelona)

(1)   Company in which Orange holds an interest.

(2)   Office in a listed company.

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Frédéric Sanchez

Positions currently held

−    Director of Orange, Chairman of the Innovation and Technology Committee

−    Chairman of Fives

−    Director of Bureau Veritas (2)

−    Director of Compagnie des Gaz de Pétrole Primagaz SAS

−    Member of the Supervisory Board of Théa Holding SAS

−    Chairman of MEDEF International

−    Honorary Co-Chairman of the Industry of the Future Alliance and Chairman of the Solutions for the Industry of the Future (SIF) sector of the National Industry Council (CNI)

International

−    Member of the Supervisory Board of STMicroelectronics (2)

Other positions and offices held over the past five years

None

Thierry Sommelet

Positions currently held

−    Permanent representative of Bpifrance Participations on the Orange Board of Directors, member of the Innovation and Technology Committee

−    Director of Worldline (2)

−    Director of Soitec (2)

−    Permanent representative of Bpifrance Participations on the Board of Directors of Technicolor (2)

−    Representative of Bpifrance Investissement on the Supervisory Board of IDEMIA group SAS

−    Representative of Bpifrance Investissement on the Board of Directors of IDEMIA France SAS

Other positions and offices held over the past five years

−    Director of Talend (2)

−    Chairman of the Supervisory Board of Greenbureau (2)

−    Director of Ingenico (2)

−    Director of Tiger Newco

−    Permanent representative of Bpifrance Investissement of the Board of Directors of Mersen (2)

Jean-Michel Severino

Positions currently held

−    Director of Orange, member of the Audit Committee

−    Member of the Supervisory Board and member of the Corporate Social Responsibility Committee of Michelin (2)

−    Director and Chairman of the Audit Committee of Danone (2)

−    Chairman of the Supervisory Board of I&P SAS (Investisseurs et Partenaires)

−    Manager of Emergence Développement

−    Director of Phitrust Impact Investors

−    Director of the Fondation Tunisie Développement

−    Director of FERDI (public interest foundation)

International

−    Director of I&P Développement

−    Director of I&P Gestion

−    Chairman of the Board of Directors of I&P Afrique Entrepreneurs

Other positions and offices held over the past five years

−    Chairman of the Board of Directors of EBI SA (Ecobank International)

−    Director of the Fondation Alstom

−    Director of the Fondation Carrefour

−    Director of Adenia Partners

−    Director of the Fondation Avril

−    Director of the Fondation Grameen Crédit Agricole

Magali Vallée Positions currently held − Director of Orange, member of the Innovation and Technology Committee Other positions and offices held over the past five years None

(1)   Company in which Orange holds an interest.

(2)   Office in a listed company.

The business address of all Directors and Officers, in relation to their positions, is that of Orange SA’s registered office (see Section 7.1 Company identification).

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Positions and offices held in 2021 by Directors whose terms of office have ended since January 1, 2021

Helle Kristoffersen

(Director until January 31, 2022)

Positions currently held

−    Director of Orange, member of the Innovation and Technology Committee

−    Chief Executive Officer Strategy & Sustainability and member of the Executive Committee of the TotalEnergies group (2)

Other positions and offices held over the past five years

−    Director of Strategy & General Secretariat of the Gas, Renewables & Power Business Line of the TotalEnergies group (2)

−    Member of the Supervisory Board of Peugeot (2)

−    Director of Direct Énergie (2)

−    Member of the Board of Directors of SunPower (United States) (2)

−    Member of the Board of Directors of PSL ComUE

Gervais Pellissier

(Delegate Chief Executive Officer until December 31, 2021)

Positions currently held

−    Deputy Managing Director, Orange People & Group Transformation

−    Chairman and Director of Orange Business Services SA (1)

−    Vice-Chairman, member of the Supervisory Board and Lead Director of Wendel (2)

−    Founder and Director of the Fondation des Amis de Médecins du Monde

International

−    Chairman of the Board of Directors and Director of Orange Spain (1)

−    Chairman of Fundación Orange (1)

Other positions and offices held over the past five years

−    Director of Orange Horizons (1)

−    Director and Member of the Strategic Committee of Orange Belgium (1) (2)

−    Vice-Chairman and member of the Supervisory Board, Chairman and member of the Strategic Committee of Orange Polska (1) (2)

Fabrice Jolys (Director until December 2, 2021) Positions currently held − Director of Orange and member of GCSER Committee Other positions and offices held over the past five years None

René Ollier

(Director until December 2, 2021)

Positions currently held

−    Director of Orange, member of the Innovation and Technology Committee

Other positions and offices held over the past five years

None

Claire Vernet-Garnier

(Director until May 16, 2021)

Positions currently held

−    Director representing the State on the Board of Directors of Orange and member of the Audit Committee

−    Director representing the State on the Board of Directors of Dexia Crédit Local and member of the Remunerations Committee

−    Director representing the State on the Board of Directors of Orano Mining

−    Director representing the State on the Board of Directors of Orano Cycle

−    Member representing the State on the Supervisory Board of Aéroport de Montpellier Méditerranée and member of the Audit and Remunerations Committee

International

−    Director representing the State on the Board of Directors of Dexia SA and member of the Remunerations Committee (Belgium)

Other positions and offices held over the past five years

None

(1)   Company in which Orange holds an interest.

(2)   Office in a listed company.

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5.1.4.2     Information on Company shares held by Directors and Officers

Number of shares held by Directors and Officers

According to the terms of Article 13 of the Bylaws, each Director appointed by the Shareholders’ Meeting must hold a minimum number of 1,000 shares of the Company, except the Director representing employee shareholders and the Directors representing the public sector, who are exempt in accordance with the law. In the same way, Directors elected by the employees are not concerned by this obligation.

In addition, the Board of Directors has decided that each of the Corporate Officers shall also hold at least 1,000 registered shares.

The following information is provided as of the date of this document and to the Company’s knowledge :

		Number of shares
Chairman and Chief Executive Officer	Stéphane Richard	73,758
Non-independent Director	Christel Heydemann	1,000
Independent Directors	Alexandre Bompard	1,000
	Anne-Gabrielle Heilbronner	1,000
	Bernard Ramanantsoa	1,000
	Frédéric Sanchez	1,000
	Jean-Michel Severino	1,000
Directors representing the public sector	Bpifrance Participations (Thierry Sommelet appointed as permanent representative from January 10, 2021 to replace Nicolas Dufourcq. He holds 400 Orange shares)	254,219,602
	Anne Lange	0
	Stéphanie Besnier	0
Directors elected by the employees	Sébastien Crozier	9,077
	Vincent Gimeno	1,970
	Magali Vallée	586
Director representing employee shareholders	Laurence Dalboussière	1,501
Delegate Chief Executive Officer	Ramon Fernandez	35,420

Transactions by Directors and Officers on Company securities

The following table details the transactions (reported to the French Financial Markets Authority - AMF) performed on Orange securities during the 2021 fiscal year and between January 1, 2022 and the date of this document by the persons referred to in Article L. 621-18-2 of the French Monetary and Financial Code.

Name	Financial instrument	Type of transaction	Transaction date	Number of securities	Average unit price (in euros)	Transaction amount (in euros)
Stéphane Richard	Equities	Disposals	06/21/2021	10,000	9.8652	98,652.00
Ramon Fernandez	Equities	Purchase	09/10/2021	5,282	9.4560	49,946.59

To the Company’s knowledge, no other transactions having to be reported to the AMF have taken place.

Restrictions regarding the disposal of shares by Directors and Officers

Directors and Officers holding shares under the Orange group’s savings plan through mutual funds that are invested in shares of the Company are subject to the lock-up rules under the legal provisions applicable to investments in this type of company savings plan.

Moreover, within the framework of the EU market abuse regulation, Article 16 of the Board of Directors’ Internal Guidelines prevents members from engaging in any transactions relating to the securities of the listed companies of the Group during the periods preceding the publication of results, and more generally, if they have knowledge of inside information, as well as from directly or indirectly engaging in short sales with respect to such securities.

To the Company’s knowledge, none of the Company’s Directors or Officers has agreed any other restriction to their freedom to dispose without delay of their holding in the Company.

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5.1.4.3     Other information

Court rulings and bankruptcy

To the Company’s knowledge, in the past five years:

−    no Director or Officer has been found guilty of fraud;

−    no Director or Officer has been involved in bankruptcy, receivership or liquidation proceedings;

−    on November 24, 2021, Stéphane Richard was sentenced by the Paris Court of Appeal in the "CDR-Tapie" case, which is unrelated to his functions within Orange and is not related to the Company. He simultaneously announced that he was appealing the decision and that he was resigning as Chairman and Chief Executive Officer before the end of his term; and

−    no Director or Officer has been barred by a court from serving as a member of an administrative, management or supervisory body of a listed company or from being involved in the management or business operations of a listed company.

Family ties

To the Company’s knowledge, there are no family ties among Company Directors and Officers, or between the Directors and Officers and the Executive Committee members.

Conflicts of interest

Under Article 16 of the Internal Guidelines of the Board of Directors, which may be consulted on the Group’s website at www.orange.com, under the heading Group/Governance (see Section 5.2.1.4 Internal Guidelines), each Director must notify the Chairman of the Board and the Lead Director of any situation concerning them liable to give rise to a conflict of interest with a Group company.

In particular, Article 10 of the Internal Guidelines of the Board of Directors entrusts the Lead Director with a specific prevention role regarding conflicts of interest which could occur, primarily by carrying out awareness initiatives. The Lead Director informs the Governance and Corporate Social and Environmental Responsibility (GCSER) Committee and the Board of Directors, if the Committee deems it necessary, of any potential or actual conflicts of interest affecting Corporate Officers and the other members of the Board of Directors. As required, the Lead Director may make recommendations to the GCSER Committee and the Board of Directors on how to manage potential conflicts of interest of which the former becomes aware or which have been reported to him or her (see Section 5.2.1.7 Lead Director).

In addition, Article 16.3 of these Internal Guidelines stipulates that for any situation concerning a Director that may create a conflict of interest, the Director concerned shall refrain from participating in the vote on the corresponding resolution.

Moreover, a declaration relating to the existence or non-existence of a situation of conflict or divergence of interests (even potential) is requested annually from the Company’s Directors and Officers as part of the preparation of the Universal Registration Document, as well as when taking office and any renewals of office. At its meeting of February 11, 2022, the GCSER Committee also took note of the annual declarations of the Directors and Officers (see Section 5.2.1.2 Independent Directors).

To the best of the Company’s knowledge and as of the date of this Universal Registration Document, there is no potential conflict of interests between the duties of Directors or Corporate Officers with regard to Orange and their private interests or other duties.

To the best of the Company’s knowledge, there are no arrangements or agreements with any major shareholder, customer, supplier or any other third party under which any member of the Board of Directors or Corporate Officer has been appointed to the Board of Directors or Company’s General Management (respectively).

5.1.4.4     Shares and stock options held by members of the Executive Committee

As of the date of this document, to the best of the Company’s knowledge, the members of Orange’s Executive Committee, including Stéphane Richard, Chairman and Chief Executive Officer, and Ramon Fernandez, Delegate Chief Executive Officer owned a total of 287,591 Orange shares, representing 0.01% of the capital.

As of the date of this document, the members of the Executive Committee do not hold any stock options, the last plan in force within the Company having expired on May 21, 2017.

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5.2     Operation of the management and supervisory bodies

5.2.1      Operation of the Board of Directors

The Board of Directors presides over all decisions relating to the Group’s major strategic, economic, employment, financial or technological policies and monitors the implementation of those policies by the General Management.

5.2.1.1     Legal and statutory rules relating to the composition of the Board of Directors

In accordance with Article 13 of the Bylaws, the Board of Directors consists of at least twelve members and at most twenty-two members, including three Directors elected by the employees, and one Director elected by the Shareholders’ Meeting and representing employee shareholders. The term of office for Directors is four years.

Pursuant to Government Order No. 2014-948 of August 20, 2014 relating to governance and capital transactions of companies with a public shareholding, as long as the French State holds more than 10% of the Company’s share capital, it is entitled to appoint a representative to the Board of Directors, and a number of positions in proportion to its stake are reserved for members that it may propose. The public sector has three representatives on the Board of Directors: one representative appointed by Ministerial Order and two Directors appointed by the Shareholders’ Meeting.

5.2.1.2     Independent Directors

The annual assessment of Directors’ independence was carried out by the Board of Directors on February 16, 2022, on the basis of a proposal by the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC). In assessing Directors’ independence, the Board took into account all of the criteria of the Afep-Medef Corporate Governance Code for listed companies, which state that a Director, to be considered independent:

−    must not be or have been within the last five years:

-      an employee or executive Corporate Officer of the Company,

-      an employee, executive Corporate Officer or Director of a consolidated subsidiary of the Company,

-      an employee, executive Corporate Officer or Director of the parent company or a consolidated subsidiary of the parent company;

−    must not be an executive Corporate Officer of a company in which the Company directly or indirectly holds a position on the Board of Directors or in which an employee appointed as such, or a person who is an Eexecutive Corporate Officer of the Company or who has been in the previous five years, hold the position of Director;

−    must not be a customer, supplier, commercial banker, investment banker or advisor:

-      that is material to the Company or its Group, or

-      for which the Company or its Group represents a significant share of business.

The assessment of the potential significance of the relationship with Orange or its Group must be debated by the Board, and the qualitative and/or quantitative criteria used in this assessment (continuity, economic dependence, exclusivity, etc.) must be explicitly stated in the Corporate Governance Report;

−    must not have close family ties with a Corporate Officer;

−    must not have been a Statutory Auditor of the Company within the last five years;

−    must not have been a Director of the Company for more than twelve years. Under this criterion, loss of the status of independent Director occurs on the date at which this period of twelve years is reached.

The Afep-Medef Code recommends presenting a summary table of each Director’s position with regard to independence criteria. The analysis of the GCSERC was thus carried out with regard to these criteria; the summary table appears at the end of this section.

The three Directors representing the public sector and the four Directors elected by the employees or representing employee shareholders cannot, by definition, be deemed independent under the Afep-Medef Code. The Orange Board of Directors met on January 28, 2022 and appointed Christel Heydemann, an independent director at that time, as the Chief Executive Officer of Orange as from April 4, 2022. As the Board decided to separate the functions of Chairman and Chief Executive Officer, Stéphane Richard will remain a non-independent director and will continue to act as non-executive Chairman until the end of his term of office on May 19, 2022, the date of the Orange Shareholders’ Meeting.

With regard to the Directors considered to be independent, the GCSERC reviewed, firstly, their annual declarations made when preparing this document, including a section on potential conflicts of interest, and, secondly, any business relationships between the Orange group and these Directors or the companies that employ them, or in which they may hold terms of office (see Section 5.2.1.8 Board and committee activities during the fiscal year).

The GCSERC also examined the nature of business dealings’ volume and partnerships with listed companies in which Company Directors hold offices. This indicated that some of these companies are Orange Business Services customers for "business" telecommunication services or Group suppliers in the normal course of business and for non-material amounts across the Orange group. The Board also reviewed any consultancy services declared that had been carried out the Company’s Directors.

The Board of Directors considered, given the nature and volume of the business relationships in question and the declaration of independence made by each of the aforementioned Directors, that these relationships are not material either for the Orange group or for each of the groups or entities to which the Directors concerned belong. The Board of Directors concluded that these relationships are therefore not likely to call into question their independence.

Following the discussions, Anne-Gabrielle Heilbronner, Alexandre Bompard, Bernard Ramanantsoa, Frédéric Sanchez and Jean-Michel Severino were deemed to be independent under the criteria of the Afep-Medef Code, i.e. five of the Board’s 14 members.

In addition to the criteria set out in Article 9.5 of the Afep-Medef Code, after having appointed Christel Heydemann as Chief Executive Officer of Orange as of April 4, 2022 at its meeting of January 28, 2022, the Orange Board of Directors stated, upon recommendation of the GCSREC, that, in the case in point, she could no longer be considered an independent director, even before she takes up her duties. Thus, with the exception of directors elected by employees or representing employee shareholders, who are not taken into account by the Afep-Medef Code for the purpose of calculating the proportion of independent directors, as of the date of this document the Board had five independent directors out of 10, taking into account the resignation of Helle Kristoffersen from her directorship on January 31, 2022 (see Section 5. Corporate Governance), i.e., 50% of the Board, which is in line with the recommendations of the Afep-Medef Code. The replacement of Stéphane Richard and Helle Kristoffersen as directors of the Company will be subject to an independence analysis in accordance with the Afep-Medef Code.

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The table below presents the position of each independent Director with regard to the independence criteria set in the Afep-Medef Code (Article 9.4).

Directors’ independence	Alexandre Bompard	Anne-Gabrielle Heilbronner	Bernard Ramanantsoa	Frédéric Sanchez	Jean-Michel Severino
Criterion 1: Is not and has not been an employee, Director or Officer within the last five years	✔	✔	✔	✔	✔
Criterion 2: Does not hold cross-directorships	✔	✔	✔	✔	✔
Criterion 3: Does not have significant business relationships	✔	✔	✔	✔	✔
Criterion 4: Does not have close family ties with a Corporate Officer	✔	✔	✔	✔	✔
Criterion 5: Has not been a Statutory Auditor of the Company within the last five years	✔	✔	✔	✔	✔
Criterion 6: Has not have been a Director of the Company for more than twelve years	✔	✔	✔	✔	✔
Criterion 7: Has non-executive Corporate Officer status: does not receive variable compensation in cash or shares or any compensation relating to the Company’s performance	✔	✔	✔	✔	✔
Criterion 8: Has major shareholder status: does not participate in the control of the Company	✔	✔	✔	✔	✔

The detailed list of the offices held by corporate officers is provided in Section 5.1.4 Information on Directors, Officers and Senior Management.

5.2.1.3     Applying the principle of diversity and balanced representation between women and men

The Board ensures that its membership complies with statutory provisions, specifically with regard to diversity and the balanced representation of women and men.

As of the date of this document, the Board of Directors had a total of six women out of 14 Directors. In application of the criteria resulting from the laws of January 27, 2011 (on the balanced representation of women and men on Boards of Directors and Supervisory Boards and on professional equality) and of May 22, 2019 (on growth and the transformation of companies, known as the PACTE law), the proportion of women on the Board was 40% (four women out of 10). This percentage does not take into account the Directors elected by the employees or representing employee shareholders.

Furthermore, pursuant to Article L. 22-10-10 of the French Commercial Code and the Afep-Medef Code, Article 13 of the Company’s Internal Guidelines (see Section 5.2.1.4 Internal Guidelines) states that diversity in the membership of the Board and its committees also refers to indicators such as age, nationality, qualifications and professional experience.

This provision is consistent with the expectations of directors expressed in the 2019 evaluation of the operation of the Board and its committees regarding the need to diversify the profiles present on the Board, with expertise in the digital and international fields and in the "directors’ watch" work carried out by the GCSERC (see Section 5.2.1.8 Board and committee activities during the fiscal year).

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Diversity of expertise on the Board

An assessment of the key skills and expertises of the members of the Board has been carried out among the directors and shows that the Board has the necessary qualities to understand the issues presented to it.

The map below, produced at the beginning of 2022, shows a balanced distribution between the different types of skills required and brought to the Board by its 14 members.

5.2.1.4     Internal Guidelines

In 2003, the Board of Directors adopted Internal Guidelines, which lay down the guiding principles and procedures for its operations and those of its committees. They are available on the website www.orange.com, under the heading Group/Governance.

The Internal Guidelines specify, among other details, the respective responsibilities of the Board of Directors, the Chairman and the Chief Executive Officer, stipulating limits to his powers; they also set the rules governing the composition, powers and operating procedures of each Board committee.

The Internal Guidelines also specify the rules governing the information provided to Directors and the meetings of the Board.

The Internal Guidelines have been updated on a number of occasions by the Board of Directors to reflect changes in the Company’s governance.

5.2.1.5     Chairman of the Board of Directors

Article 1 of the Internal Guidelines of the Board of Directors specifies the role and duties of the Chairman.

The Chairman represents the Board of Directors and, except in unusual circumstances, is the only person authorized to act and speak in the Board’s name. He organizes and steers the work of the Board of Directors and ensures the efficient running of corporate bodies in line with the principles of good governance. He serves as a liaison between the Board of Directors and the Company’s shareholders, in coordination with the General Management; he monitors the quality of the Company’s financial information. When the roles of Chairman of the Board of Directors and Chief Executive Officer are split, he may, in close coordination with the General Management, represent the Company in its upper-level relations with the public authorities, the Group’s major partners and key customers, both within France and internationally. In this case, he is briefed regularly by the Chief Executive Officer on the significant events and situations relating to Group operations, and he may seek any information from the Chief Executive Officer needed to inform the Board of Directors and its committees. The Chairman may meet with the Statutory Auditors in order to prepare the work of the Board of Directors and the Audit Committee. He may attend meetings of Board Committees under the conditions provided for in the Internal Guidelines.

In accordance with Articles 29-1 and 29-2 of French Law No. 90-568 of July 2, 1990, the Chairman of the Board of Directors also has the power to appoint and manage the civil servants employed by the Company.

Pursuant to the Company’s Bylaws, the Chairman of the Board of Directors can hold his position until the age of 70.

5.2.1.6     Committees of the Board of Directors

The Board of Directors is supported by expertise from three specialized committees. Their role is to provide informed input for the Board’s discussions and assist in preparing its decisions. These committees meet as often as is necessary. Their powers and operating procedures are set out in the Internal Guidelines of the Board of Directors. In line with the Afep-Medef Code, significant responsibilities are given to independent Directors. Orange also believes that it is important that each committee benefits from the presence of at least one Director representing the public sector and at least one member representing employees or employee shareholders, which contributes to taking into account different opinions in the work of the committees (see Section 5.2.1.8 Board and committee activities during the fiscal year).

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Thus, with the exception of the Chairman who is free to attend all committee meetings, all of the Directors sit on a committee based on the choices discussed and made by the Board.

Composition of the Board Committees as of the date of this document

	Year created	Chairman	Members
Audit Committee	1997	Bernard Ramanantsoa (2)	Stéphanie Besnier (1) Sébastien Crozier Jean-Michel Severino (2) (3)
Governance and Corporate Social and Environmental Responsibility Committee (GCSERC)	2003	Anne-Gabrielle Heilbronner (2)	Laurence Dalboussière Anne Lange
Innovation and Technology Committee (ITC)	2014	Frédéric Sanchez (2)	Alexandre Bompard (2) Vincent Gimeno (5) Bpifrance Participations represented by Thierry Sommelet (4) Magali Vallée (5)

(1)   Stéphanie Besnier replaced Claire Vernet-Garnier as Director representing the State by ministerial order dated May 17, 2021.

(2)   Independent Director.

(3)   Audit Committee’s financial expert.

(4)   Thierry Sommelet succeeded Nicolas Dufourcq on January 10, 2021 as permanent representative of Bpifrance Participations.

(5)   Magali Vallée and Vincent Gimeno replaced René Ollier and Fabrice Jolys as directors elected by employees on December 3, 2021.

Audit Committee

In accordance with the Internal Guidelines of the Board of Directors, the Audit Committee has at least three members appointed by the Board. At least two-thirds of members must be independent (excluding Directors representing the employees or employee shareholders, who are not taken into account). The Chairman of the Audit Committee is chosen from among the independent Directors.

The composition of the Audit Committee complied with the recommendations of the Afep-Medef Code, with the proportion of independent directors, excluding directors elected by employees or representing employee shareholders, being three out of four until the meeting of the Board of Directors on February 16, 2022, at which time it was decided that Christel Heydemann could no longer be considered independent, even before she takes up her duties on April 4, 2022 (see Section 5.2.1.2 Independent directors). Consequently, it decided, in accordance with the Afep-Medef code and the listing rules, that Christel Heydemann could no longer sit on the Audit Committee as a member. The Committee does not include any corporate officers. The composition of the Audit Committee also complies with the provisions of Article L. 823-19 of the French Commercial Code relating to the establishment of a specialized committee to follow up questions relating to the preparation and control of accounting and financial information.

In this regard, the Committee monitors the financial reporting process and the effectiveness of internal control and risk management systems relating to accounting and financial reporting procedures. It issues a recommendation regarding the Statutory Auditors nominated for appointment, organizes their selection process and submits a reasoned recommendation to the Board regarding their choice and their compensation terms and conditions. It monitors the Statutory Auditors’ fulfillment of their engagement and approves, where applicable, the provision of services other than the certification of the financial statements, for such services that are not prohibited by law or Orange’s rules. The Committee also studies all investment or divestment projects that meet the criteria set out in Article 2 of the Internal Guidelines of the Board of Directors, and prepares related deliberations of the Board. The Audit Committee may also request that any audit or internal/external review be carried out on any matter that it considers to fall within its remit.

Furthermore, the Chairman of the Audit Committee is assigned a particular role, and reports to the Board of Directors on a regular basis on the execution of the Committee’s functions, as well as the outcome of the statutory audit and the manner in which this has contributed to the integrity of the financial information, and the role the Audit Committee has played in this process. He immediately informs the Board of any difficulties encountered and submits a summary of the Audit Committee’s discussions.

The responsibilities of the Audit Committee are detailed in Article 7 of the Internal Guidelines of the Board of Directors.

Financial expertise within the Audit Committee

Members of the Audit Committee are required to have or to gain financial or accounting expertise. The Audit Committee, in accordance with the provisions of Article L. 823-19 of the French Commercial Code and Section 407 of the US Sarbanes-Oxley Act, must also comprise at least one person with specific expertise in the field of finance, accounting or statutory auditing, who must be independent (the "financial expert").

Jean-Michel Severino was appointed financial expert of the Audit Committee during the Board of Directors’ meeting of October 25, 2017, due to his role as Financial Inspector, his past functions as Chief Executive Officer of the Agence française de développement (AFD, French international development agency) and Vice-President of the World Bank for Asia, and his current position as Chairman of fund management company I&P.

Governance and Corporate Social and Environmental Responsibility Committee

In accordance with the Internal Guidelines of the Board of Directors, the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC) has at least three members appointed by the Board.

Its composition is in line with the recommendations of the Afep-Medef Code, as the ratio of independent Directors is 50% (excluding the Director elected by the employees, who is not included in this calculation).

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The major areas of responsibility of this Committee, whose creation is recommended by the Afep-Medef Code, are appointments and compensation, Corporate Social Responsibility, and governance. In particular, it exercises the powers of the specialized committees responsible for the appointment of Directors, and more generally of Corporate Officers, and renewal of their terms of office, as well as the compensation of these Corporate Officers. In these areas, it is tasked in particular with making proposals to the Board of Directors, as well as to the Chairman and, as necessary, the Chief Executive Officer. The Chief Executive Officer also keeps the Committee informed of any new appointments to the Group Executive Committee; the Committee may offer its opinion on the terms and conditions for calculating the compensation of these new members, or regarding multi-year variable compensation plans (Long Term Incentive Plans) or free share award plans in place at the Orange group. The Committee also ensures, with regard to succession plans, that a process is in place for when offices expire and in situations requiring particular attention.

The Committee also examines, in line with the Group’s strategy, the main thrust of the human resources and corporate social and environmental responsibility policies drawn up, based on discussions with the Group’s stakeholders. Once a year, it reviews the Ethics Committee’s report on the Group-wide actions to implement ethics practices, and is informed about the rollout of the Group’s compliance programs.

Article 8 of the Internal Guidelines of the Board of Directors details the responsibilities of the Committee.

Innovation and Technology Committee

In accordance with the Internal Guidelines of the Board of Directors, the Innovation and Technology Committee has at least three members appointed by the Board.

The Committee notably reviews the significant multi-annual investment programs and the major technology partnerships entered into by the Group, the Group’s strategic policies in terms of innovation and technology, and its performance in this respect.

Article 9 of the Internal Guidelines of the Board of Directors details the responsibilities of the Committee.

Joint meeting of Board Committees

In accordance with Article 11 of the Internal Guidelines of the Board of Directors - and without constituting a specialized committee of the Board itself - the Audit Committee, the GCSERC and the Innovation and Technology Committee meet in a joint forum once a year under the chairmanship of the Chairman of the Audit Committee or chaired by the oldest member present. This Joint Committee is responsible for preparing the work of the Board of Directors relative to internal control and risk management systems. Its last meeting took place on October 22, 2021.

The Internal Guidelines provide that during this meeting, the Company’s General Management presents the risk mapping in the Company, in particular the effectiveness of the risk management system, the major risks facing the Group and the mechanisms for preventing and detecting fraud.

Special-purpose committees

Article 5 of the Internal Guidelines of the Board of Directors provides that the Board may decide, for certain technical issues relating to the Company’s operations and/or issues that may involve conflicts of interest and on which the Board of Directors is expected to give its view or make a decision, to establish a special-purpose committee to review these matters in consultation with the Company’s General Management. Article 5 was amended at the request of the Board on December 5, 2018 in order to enable any Director to participate in such committees, provided that they have no conflicts of interest.

The Board of Directors appoints the Chairman, who is chosen from among the Committee’s independent Directors.

A special-purpose committee consisting of the Chairwoman of the GCSERC, Anne-Gabrielle Heilbronner, and the Lead Director, Bernard Ramanantsoa, was set up by the Board on October 25, 2021 to ensure, in close collaboration with the French State shareholder (Agence des participations de l’État), the process aimed at renewing the Group’s governance (see Section 5.2.1.8 Board and committee activities during the fiscal year).

5.2.1.7     Lead Director

The Internal Guidelines of the Board of Directors allow the Board to appoint a Lead Director from among the independent Directors at the proposal of the GCSERC. A Lead Director must be appointed if the same person is both Chairman of the Board of Directors and Chief Executive Officer.

The Board of Directors of February 12, 2020 appointed Bernard Ramanantsoa, who is also Chairman of the Audit Committee, as Lead Director. The powers of the Lead Director are defined in Article 15.1 of the Company’s Bylaws (calling and chairing of Board meetings if the Chairman is unavailable), and in Article 10 of the Internal Guidelines, which also defines the duties.

Duties of the Lead Director

The main duties of the Lead Director are to ensure smooth relations between the Board of Directors and the Company’s General Management. To this end, the Lead Director is responsible for:

−    management of conflicts of interest: the Lead Director informs the GCSERC and, where appropriate, the Board of Directors, of any potential or actual conflicts of interest affecting the Directors and Officers of which the Lead Director becomes aware or which are reported to him or her. Where necessary, the Lead Director makes recommendations on how to manage such conflicts;

−    crisis situations: at the request of the Board of Directors, the Lead Director ensures that the Company’s Corporate Governance enables it to cope with any exceptional crisis situations it may face;

−    assessment of the Board of Directors: the Lead Director may be called on to comment during the GCSERC’s assessment of the work of the Board of Directors and its committees;

−    report on activity: the Lead Director reports on the performance of the Lead Director’s duties annually to the Board of Directors. At Shareholders’ Meetings, the Chairman of the Board of Directors may invite the Lead Director to report on his or her work.

Powers of the Lead Director

The powers of the Lead Director are subject to the limits on those of the Board of Directors and its committees:

−    calling meetings of the Board of Directors/Agenda: the Lead Director may, pursuant to Article 15.1 of the Company’s Bylaws, ask the Chairman of the Board of Directors to call a Board meeting on a given agenda or propose additional agenda items to the Chairman of the Board of Directors. The Lead Director may call meetings of the Board of Directors if the Chairman is unable to do so and may chair Board meetings when the Chairman is absent;

−    information for Directors: the Lead Director ensures that the Directors are able to carry out their duties in the best possible conditions, and in particular that the Directors have all necessary information ahead of Board meetings;

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−    committees of the Board of Directors: the Lead Director is not barred from serving as Chairman of any Board committee. The Lead Director may, on proposal of the committee’s Chairman, contribute to the work of the committees related to the Lead Director’s duties;

−    resources: the Lead Director has access through the Company’s General Management to all documents and information required to carry out his or her duties;

−    compensation: the Board of Directors determines, when the Lead Director is appointed, the amount of compensation the Lead Director receives for this role. In addition, the Lead Director can be reimbursed, upon presentation of receipts, for any expenses incurred in the execution of his or her duties, notably travel costs.

In accordance with a decision of the Board of Directors of October 25, 2017, the Lead Director was identified as the General Management contact regarding situations related to matters of compliance, especially in order to be able to report to all members of the Board on the effectiveness of the compliance system and its level of risk. The Lead Director participates annually in a meeting of the Risk Committee (see Section 5.2.2.3 Executive Committee and Group governance committees).

5.2.1.8     Board and committee activities during the fiscal year

Board activities

The Board of Directors met twelve times in 2021. Its meetings had a collective attendance rate of 97.2%. Individual attendance rates are presented in the table located at the end of this section. Information on the method for allocating and the payment of Directors’ compensation is presented in Section 5.4.2.1 Amount of compensation paid or allocated for 2021 activity. The typical Board meeting lasts around 3.5 hours.

Each meeting is generally preceded by a meeting of one or more of the Board’s committees with a view to preparing its work and deliberations. The issues discussed by the committees are reported on by their Chairperson to the Board of Directors.

In addition to the regular stages in the life of the Company (review of operating performance, quarterly results, half-yearly and annual financial statements, budget review, risk factors, setting the compensation of Corporate Officers, etc.), in the first half of 2021, the Board authorized the conclusion of an agreement with La Banque des Territoires (Caisse des dépôts), CNP Assurances and EDF Invest for the sale of 50% of the share capital and joint control of Orange Concessions and approved the principle and terms of the contribution agreement between Orange and TOTEM France. It also authorized Orange Spain to participate in the 700 MHz auction process for the rollout of 5G in Spain and to acquire the TV distribution rights to Spanish soccer for the 2021-2022 season. In September 2021, the Board approved the proposed acquisition of control of the Belgian operator VOO.

As in 2020, it paid particular attention throughout the year, in close coordination with General Management, to monitoring the Group’s situation and the measures implemented in the context of the crisis linked to the Covid-19 pandemic.

It also voted in favor of the Orange share purchase offer reserved for employees and approved the organization of elections for directors elected by employees.

The Board of Directors also considered the findings and aftermath of the emergency numbers outage that occurred on June 2, 2021. It reviewed Orange Bank’s development projects, in particular the "One Bank" IT project.

With regard to the Group’s strategy, the Board was given details of the 2023 ambitions for three of the high-growth strategic areas of Engage 2025 (Africa & Middle East, Orange Business Services and Orange Cyberdefense).

It was also kept regularly informed of the Company’s employee-related news (Employment & Skills Planning, signing of agreements).

After consultation with the Central Social and Economic Committee (Central SEC) on the Group’s strategic directions, its representative submitted a series of questions on these directions to the Board of Directors at its meeting on February 16, 2022, as it does every year, and the Board is currently working on a reasoned opinion in response.

The Board proposed the renewal of the conditional multi-year variable compensation plan (Long Term Incentive Plan, or LTIP) for Corporate Officers, executives and leaders for the period from 2022 to 2024. This system will be submitted to the vote of the Shareholders’ Meeting of May 19, 2022 (see Section 5.4.1 Report of the Board of Directors on compensation and benefits paid to Corporate Officers). The Board of Directors’ review of points related to the appointment, compensation and evaluation of Corporate Officers is conducted in the absence of the interested parties.

On October 22, 2021, it also examined the existence and monitoring of the effectiveness of internal control and financial and non-financial risk management systems in the form of a joint meeting of the three committees.

The Board of Directors was presented with an update of the Group vigilance plan and the obligations regarding the Statement of Non-Financial Performance. It also approved the information on the corporate social and environmental issues of the Group included in the Report of the Board of Directors to the Shareholders’ Meeting.

In accordance with the provisions of the Afep-Medef Code relating to the policy of gender diversity in management bodies, the Board was presented with a progress report on the objectives that the Company has set for itself in terms of increasing the number of women in management bodies, in particular within the management network of the Group’s executives and leaders. It approved the annual resolution on the policy of professional and salary equality between women and men (see Section 2.2.4.2.4 Promoting diversity and inclusion - Gender equality in the workplace).

The Board also carried out a self-assessment of its operations in the second half of 2021 (see Section 5.2.1.9 Periodic review of the operations of the Board of Directors and its committees).

At the Board of Directors’ meeting of February 16, 2022, Bernard Ramanantsoa reported on his role as Lead Director in 2021.

The main topics covered in his latest report are:

−    the monitoring of potential crisis situations that could undermine the Company’s governance;

−    the quality of relations within the Board and between the Board of Directors and the General Management;

−    periodic review of independence and potential conflicts of interest.

Finally, at its meeting of November 24, 2021, the Board of Directors took note of the decision of Stéphane Richard, Chairman and Chief Executive Officer, to submit his resignation to the Board following his conviction on appeal in the arbitration proceedings in the "Tapie - Crédit Lyonnais" case. Consequently, the Orange Board of Directors’ meeting of January 28, 2022, appointed Christel Heydemann, an independent director, as Chief Executive Officer of Orange as from April 4, 2022. On this occasion, the Board of Directors decided to separate the functions of Chairman and Chief Executive Officer.

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Committee activities

Audit Committee

The Audit Committee met ten times in 2021. Its meetings had a collective attendance rate of 100%.

It met regularly with Orange’s Senior Management and the main managers of the Group’s Finance Department, as well as with the Head of the Group Audit, Control and Risk Management Department and the Statutory Auditors in order to review with them their respective action plans and follow-up on these plans.

Financial reporting

In 2021, the Committee analyzed the Statutory and Consolidated Financial Statements for the 2020 fiscal year and the first half of 2021, together with the first and third quarter results for 2021. At its meeting on February 14, 2022, it reviewed the results of the fourth quarter of 2021, as well as the Statutory and Consolidated Financial Statements for the 2021 fiscal year. It verified that the processes for producing accounting and financial information complied with regulatory and legal requirements, especially in terms of internal control. In this respect, the Committee reviewed the draft Management Report and heard the Statutory Auditors’ Reports. It also reviewed the 2022 budget. The significant risks and off-balance sheet commitments and their accounting impacts, as well as the results of the asset impairment tests were also discussed.

In addition, the Committee reviewed all financial communications before their publication.

Internal control and risk management, ethics

Before approving each set of financial statements, the Committee undertook a review of the significant disputes in which the Group is involved.

Moreover, the Committee examined the results of the annual evaluation of the internal financial control system, which were presented to it by the Group Internal Control Department, and concluded that the system was effective (see Section 2.2.2.2 Summary of internal control work implemented pursuant to Section 404 of the Sarbanes-Oxley Act).

The Committee also reviewed the major risks that the Company believes could have a significant adverse effect on its business, financial position or earnings, particularly in light of its risk mapping. It also ensured that the recommendations formulated after the internal audit assignments by the Group Audit, Control and Risk Management Department were correctly implemented. The findings of the audit assignments as well as the schedule of upcoming audit assignments were presented. The description of material risks is presented in Section 2.1 Risk factors.

Management of debt and cash

The Committee regularly reviewed the Group’s debt refinancing and cash management policy and was given a presentation on the annual update of the Group’s derivative counterparty and cash investment limits.

Development projects and strategic plan

The Committee was informed about the position of certain of the Group’s equity interests in Europe, Africa and the Middle East and reviewed the asset impairment tests conducted at the end of 2021 at the Group’s main subsidiaries and equity interests, based on the entities’ updated strategic plans, in order to take the 2022 budget as well as geopolitical and macroeconomic changes into account.

Statutory Auditors

The Committee reviewed the fees of the Statutory Auditors for 2021 and the financial terms of their work during the year. In the second half of 2021, the Statutory Auditors presented their external audit plan to the Audit Committee.

Governance and Corporate Social and Environmental Responsibility Committee (GCSERC)

The GCSERC met eight times in 2021. Its meetings had a collective attendance rate of 100%.

Compensation of Directors and Officers

At the beginning of 2021, the Committee determined the target proposals and calculation methods for the variable portion of the compensation of the Chairman and Chief Executive Officer and the two Delegate Chief Executive Officers for 2021, and the proposed objectives of the Corporate Officers for 2022 were reviewed and discussed at several meetings and defined in February 2022. These efforts have given rise to a great deal of work, within the framework of the GCSERC and with the support of the special-purpose committee for the renewal of the Group’s governance, with a view to preparing the compensation policy for Corporate Officers in respect of their terms of office for the 2022 fiscal year (see Section 5.4 Compensation and benefits paid to Directors, Officers and Senior Management).

The Committee also monitored the implementation of the conditional multi-year variable compensation plans (Long Term Incentive Plans or LTIPs), in particular the results of the LTIP 2019-2021 and the overall terms and conditions of a new LTIP 2022-2024, the principle of which will be put to the vote of the Shareholders’ Meeting of May 19, 2022 (see Section 5.4.1 Report of the Board of Directors on compensation and benefits paid to Corporate Officers).

Lastly, the Committee prepared the breakdown of compensation for Directors in respect of the 2021 fiscal year and defined the Directors’ compensation policy for the 2022 fiscal year (see Section 5.4.2 Board of Directors’ report on Directors compensation). In this context, the GCSERC, taking into account the recurrence of the number of Board meetings and the role played by the chairmen of the three committees, proposed to the Board to increase the compensation of the Directors for their participation in Board meetings as well as that of the committee Chairmen in their capacity as such, and to adopt a new compensation scale as of January 1, 2022.

Governance and operation of the Board

The Committee reviewed the Board’s Corporate Governance Report attached to the Management Report.

It also examined, as it does every year, the situation of each of the independent Directors with regard to the independence criteria set out in the Afep-Medef Code (see Section 5.2.1.2 Independent Directors).

At its meeting of February 11, 2022, the Committee took note of annual declarations made by Orange’s Directors and Officers, in which certain information is required: number of Orange shares held and any related-party transactions, terms of office and positions held in 2021, personal situation, potential conflicts of interest, etc.

Members of the GCSERC noted that in light of the annual declarations made by Directors and Officers, no specific conflicts of interest had been identified. This review, together with other work carried out by the Committee, made it possible to propose to the Board of Directors at its meeting of February 16, 2022 that five Directors be considered independent within the meaning of the Afep-Medef Code, Helle Kristoffersen having resigned from her position on January 31, 2022, and Christel Heydemann no longer being able to be considered independent and a member of the Audit Committee, even before she takes up her position on April 4, 2022 (see Section 5.2.1.2 Independent Directors).

The Committee also considered the annual activity report of the Lead Director.

During the year, the Committee was presented with the operationalization and steering of Orange’s corporate purpose and the establishment of a new committee called the "Raison d’agir" Committee (Purpose of action) designed to make recommendations on implementing the corporate purpose commitments (alignment of commitments and key projects, monitoring of commitments using indicators, informing the various external stakeholders of Orange’s impact in society).

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Nomination

On January 5, 2021, Bpifrance Participations informed the Chairman of the Board of Directors of the appointment of Thierry Sommelet as its new permanent representative to replace Nicolas Dufourcq. The GCSERC recommended to the Board his appointment to the ITC.

In February 2021, the GCSERC reviewed the conditions for renewing the term of office of legal entity Director Bpifrance Participations, whose term expires at the close of the Shareholders’ Meeting of May 18, 2021.

By ministerial order dated May 17, 2021, Orange was informed of the appointment of Stéphanie Besnier to replace Claire Vernet-Garnier as the State’s representative on the Board of Directors, which appointed her to join the Audit Committee.

In the second half of 2021, following Stéphane Richard’s statement that he would not seek reappointment as Chief Executive Officer, the GCSERC began a process to search for and identify a new CEO with the support of an external firm. This process has been the subject of joint work by the Chairwoman of the GCSERC and the Lead Director and of regular reports to the Board. As of November 24, 2021, the date Stéphane Richard announced his intention to resign, this process was extended to the search for a Chairman.

In addition, following the resignation of Helle Kristoffersen from her position as Director on January 31, 2022, the GCSERC launched a search to identify potential candidates to replace her. Accordingly, it has identified a list of candidates who meet the requirements of gender diversity and independence and who correspond to the skills profile required by the Board, in accordance with the recommendations made during the last evaluation of its operations.

More generally, the committee has continued its ongoing monitoring work ("director watch") in order to regularly review a list of director profiles that may correspond to the Board’s needs and thus enable it to prepare for any necessary replacement. The Committee remains attentive to any profile with expertise in the fields of innovation and technology, internationally where appropriate, and who is or has been a Senior Manager.

CSR, ethics, compliance

The Committee reviewed the strategy and important issues related to the Group’s Corporate Social Responsibility policies. It examined the major achievements in this area in 2021. The Committee reported to the Board of Directors on its work on this subject.

The Committee was presented with a report on the progress of the rollout of the Group’s corruption prevention program, in particular relating to the implementation of measures resulting from the French Law of December 9, 2016, known as the Sapin II Law, and from Government Order No. 2017-1180 of July 19, 2017 on the publication of non-financial information. In particular, the Committee examined the implementation of the Code of Conduct and the obligations regarding the Statement of Non-Financial Performance, and the rollout of the Group’s vigilance plan in 2021. The Board of Directors was informed on this matter.

The Committee also examined the annual report on ethics and compliance and studied the Group-wide actions resulting in the implementation of the ethics and compliance program (see Section 2.2 Activity and risk management framework). It also assessed the vigilance plan for 2022 and the obligations regarding the Statement of Non-Financial Performance.

The GCSERC was also presented with the system put in place to respond to the assessment notice from the French Anti-Corruption Agency (AFA) received in October 2021, which concerns the "Orange Business Services" activities of Orange SA and all the subsidiaries or companies it controls. He was informed that certain Directors could be contacted as part of the interviews that AFA will request.

Finally, as part of the periodic review of the Board’s work (see Section 5.2.1.9 Periodic review of the operations of the Board of Directors and its committees), the Committee continued its discussions on the development and monitoring of replacement plans for Corporate Officers.

Employment

The Committee monitored changes in the yearly indicators of the employee satisfaction survey. At its meeting of November 18, 2021, the Committee was presented with a detailed annual report on workplace gender equality and equal pay at Orange, specifically covering the proportion of women in the workforce, an analysis of pay gaps, and the awareness and training initiatives undertaken in 2021, and prepared the relevant Board discussions. The gender equality policy within the governing bodies was reviewed by the GCSERC and was the subject of a recommendation to the Board, which, in accordance with the new provisions of the Afep-Medef Code, determines the gender equality objectives within these bodies. This policy is supplemented by special attention paid to the percentage of women on the Boards of Directors of the Group’s subsidiaries and to that of the specialized committees reporting to the Executive Committee.

Innovation and Technology Committee (ITC)

The ITC met three times in 2021. Its meetings had a collective attendance rate of 88.9%.

After having carried out a debate at the beginning of 2021 on its role and function, the ITC devoted one of its meetings to the organization of innovation and technologies within Orange. It reviewed Orange’s research priorities and was presented with the Group’s public Cloud objectives and Orange’s innovation strategy.

Joint meeting of Board Committees

At a joint meeting in October 2021, the members of the Audit Committee, the GCSERC and the ITC reviewed the effectiveness of the risk management system, with a review of 2021 and a focus on the Group’s major risks, particularly from the point of view of security, including data and the impact of climate change.

Special-purpose committee

A special-purpose committee, as provided for in Article 5 of the Internal Guidelines, consisting of the Chairwoman of the GCSERC, Anne-Gabrielle Heilbronner, and the Lead Director, Bernard Ramanantsoa, was set up by the Board on October 25, 2021 to carry out, in close collaboration with the French State shareholder (Agence des participations de l’État), the process of searching for and identifying a candidate for the position of Chief Executive Officer with a view to renewing the governance of the Group. The committee was assisted in this work by a specialized recruitment firm and by an expert firm in executive compensation. In a second phase, this special-purpose committee extended its work to the search for a new Chairman of the Board of Directors and an independent director to replace Helle Kristoffersen, an independent director, who resigned from her position on January 31, 2022.

Strategic seminar

All members of the Board of Directors met with the members of the Executive Committee for a strategic seminar on December 7, 2021. This meeting provided the Directors with an overview of the Orange ecosystem as well as a projection of the decommissioning of the copper network and a focus on the Group’s climate strategy.

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Individual attendance of Board members

In accordance with Article 11.1 of the Afep-Medef Code, the table below presents the attendance rate of each member of the Board of Directors in 2021.

	Attendance of members of the Board of Directors
	Board of Directors	Audit Committee	GCSERC	ITC
Stéphane Richard	100%	N/A	N/A	N/A
Alexandre Bompard	75%	N/A	N/A	33%
Sébastien Crozier	100%	100%	N/A	N/A
Laurence Dalboussière (1)	100%	N/A	100%	100%
Anne-Gabrielle Heilbronner	100%	N/A	100%	N/A
Christel Heydemann	100%	100%	N/A	N/A
Fabrice Jolys	100%	N/A	100%	N/A
Helle Kristoffersen	92%	N/A	N/A	100%
Anne Lange	100%	N/A	100%	N/A
René Ollier	100%	N/A	N/A	100%
Bernard Ramanantsoa	100%	100%	N/A	N/A
Frédéric Sanchez	100%	N/A	N/A	100%
Jean-Michel Severino	92%	100%	N/A	N/A
Claire Vernet-Garnier (2)	100%	100%	N/A	N/A
Bpifrance Participations represented by Thierry Sommelet	100%	N/A	N/A	100%
Stéphanie Besnier (2)	100%	100%	N/A	N/A
Vincent Gimeno (2)	100%	N/A	N/A	N/A
Magali Vallée (2)	100%	N/A	N/A	N/A

(1)   Laurence Dalboussière has left the ICT and will join the GCSERC on October 25, 2021.

(2)   Directors’ attendance rates are calculated based on their term of office in 2021, it being specified that:

•     Claire Vernet-Garnier was appointed as a Director effective October 27, 2020 until May 17, 2021;

•     Stéphanie Besnier was appointed as a Director effective May 17, 2021;

•     Magali Vallée and Vincent Gimeno were elected as Directors by the employees, with a start date of December 3, 2021.

5.2.1.9     Periodic review of the operations of the Board of Directors and its committees

The operating procedures of the Board of Directors and of its committees are alternatively assessed internally via self-assessment, as was the case in 2021, and externally with the help of an independent consultant, as was the case in 2019.

In the second half of 2021, the GCSERC proposed to the Board a self-assessment scheme based on the response to a questionnaire and then a one-on-one interview with the GCSERC Chairwoman and the Secretary of the Board of Directors. All the Directors participated in this exercise.

During the discussions in the GCSERC and then in the Board of Directors’ meetings, the responses and comments made by the Directors were very consistent. The Directors were generally very satisfied with the operation of the Orange Board of Directors, except for the length of the meetings, which were sometimes considered too long, and an expectation that the Board should be more involved in the Group’s strategy. Its composition is considered appropriate by a majority of its members, who would nevertheless like to strengthen it with international profiles and a focus on technical subjects. The fact that all members’ voices are heard and there is freedom of debate were unanimously emphasized. Finally, it appeared that combining the functions of Chairman of the Board and Chief Executive Officer was now considered only "moderately adapted" to Orange’s situation.

The main recommendations, some of which are already being implemented, were submitted to the Board at its December 7, 2021 meeting and are structured around three themes:

−    Strategy and role of the Board (deepen the topics of value creation, improve strategic visibility, periodically offer training on certain technological issues of the Company);

−    Quality of the debates and how they function (reduction of the average length of the meetings, in particular on the subjects which do not necessarily concern the Council, more concise documentation);

−    Practical organization of the Board (review the compensation package for Directors, encourage informal exchanges between Directors outside the framework of the Board).

5.2.1.10   Description of the procedure for assessing ongoing agreements in place

Pursuant to Article L. 225-39 of the French Commercial Code as amended by the law of May 22, 2019 on the growth and transformation of companies (known as the PACTE law), the Boards of Directors of listed companies are required to implement a procedure to regularly assess whether agreements relating to ongoing operations and entered into on an arm’s length basis meet these conditions.

On December 3, 2019, the Orange SA Board of Directors adopted an internal procedure to assess whether the agreements concluded between (i) Orange SA and (ii) the Directors and Officers of Orange SA or the public sector (including the French government, Bpifrance Participations, central government administrations and companies controlled by the government) or any company in which an Orange SA Director or Officer holds a position, can continue to be described as agreements "relating to ongoing operations concluded on an arm’s length basis".

As part of the procedure, the Group Legal Department is responsible for (i) centralizing the recording of these freely negotiated agreements with the Legal Departments of the Orange SA divisions, and (ii) carrying out a subsequent evaluation.

This involves assessing agreements prior to their signature, agreements being classified on a case-by-case basis by the Legal Department in question, with the support of the Operational, Financial and Compliance Departments of the Group, on the basis of cumulative criteria (the operation must be both ongoing and entered into on an arm’s length basis), and a re-examination of these agreements is planned on an annual basis. An annual in-depth check is also carried out on material agreements to ensure that they continue to meet the criteria for current agreements and normal conditions at the level of Orange SA. Material agreements are those subject to significant commitments for Orange SA or decisions made in Group Investment Committees.

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A report on this procedure is presented annually to the Board of Directors for approval. The Board will examine the effectiveness of the procedure for evaluating standard agreements entered into on an arm’s length basis within the Group.

For the year ended December 31, 2020, the above-mentioned report established that the agreements identified, subject to the procedure, could continue to be classified as ongoing agreements entered into on an arm’s length basis. The report was presented to the Audit Committee on July 26, 2021 and was approved by the Board of Directors on July 28, 2021 on the recommendation of the Audit Committee. Its review led to the conclusion that the internal procedure was effective and that it was implemented under the same conditions in 2021.

5.2.2      Operation of General Management

5.2.2.1     Form of exercise of General Management

On February 23, 2011, the Board of Directors decided to combine the roles of Chairman and Chief Executive Officer and to appoint Stéphane Richard as Chairman of the Board of Directors with responsibility for the General Management of the Company. This management structure was considered at the time by the Board of Directors to be the best suited to the Company’s organization and mode of operation, and was supplemented by the appointment of a statutory Lead Director with significant duties and powers (see Section 5.2.1.7 Lead Director).

In view of the end of Stéphane Richard’s term of office, the Orange Board of Directors, which met on January 28, 2022, decided to separate the functions of Chairman and Chief Executive Officer, and appointed Christel Heydemann, then an independent director, as Chief Executive Officer of Orange as from April 4, 2022. At the end of the Chairman’s term of office, and under the conditions defined by the Bylaws, the Board of Directors must decide on the terms and conditions for the exercise of General Management, which is assumed either by a Chairman and Chief Executive Officer, or by another natural person appointed by the Board of Directors and bearing the title of Chief Executive Officer. With the arrival of a new Chief Executive Officer, opting for this form of management is a natural evolution at a moment of change in governance and is in line with the wishes of the company’s various shareholder stakeholders; Stéphane Richard also expressed similar sentiments.

5.2.2.2     Limits set on the Chairman and Chief Executive Officer’s or the Chief Executive Officer’s powers

In accordance with the law and the Company’s Bylaws, the Chief Executive Officer is invested with extensive powers to act in the Company’s name. He exercises his powers within the limits of the corporate scope and subject to those powers that the law and Internal Guidelines of the Board of Directors expressly attribute to him. He is supported in this task by the Executive Committee and any Delegate Chief Executive Officers.

Article 2 of the Internal Guidelines of the Board of Directors provides that the Chief Executive Officer must obtain the Board’s prior authorization before committing the Company to:

−    investments or divestments exceeding 200 million euros per transaction falling within the consolidation scope, and when the total consolidated exposure exceeds the Board’s prior authorization for such an investment; or

−    any new investment (excluding acquisitions of telecom spectrum) under the Group’s major multi-annual technology programs in its main geographies (such as FTTH, 5G, etc.) in an average amount per annum exceeding 2.5% of the Group’s investments budgeted during the year in question.

In addition, acquisitions of telecom spectrum by the Group in geographies representing at least 10% of consolidated revenue are subject to prior presentation to the Board of Directors, which will set a maximum amount that can be bid at auction.

Investments or divestments remain, as the case may be, subject to independent review by the governing bodies of the subsidiaries in question.

Furthermore, any investment or divestment that falls outside the scope of the Company’s strategy and involves a transaction in excess of 20 million euros must first be approved by the Board of Directors. Where relevant, the Board of Directors must be kept informed of any significant new developments regarding such transactions.

The Chief Executive Officer must also obtain the authorization of the Board of Directors annually, within ceilings determined by it, to issue sureties, endorsements or guarantees or for the Company to issue bonds or similar securities or arrange syndicated bank loans.

5.2.2.3     Executive Committee and Group governance committees

The Executive Committee, under the authority of the Chief Executive Officer, is responsible for managing the Group and coordinating the implementation of its strategy. It oversees the achievement of operational, employee-related and technical objectives, as well as of those relating to the allocation of financial resources. Its meetings are generally held weekly. Its composition is set out in Section 5.1.3 Executive Committee.

Within the Company, a series of powers and signing authority is in place from the Chief Executive Officer to each of the members of the Executive Committee, each of whom has applied them in their respective area of expertise.

Several specialized committees reporting to the Executive Committee were created to apply or oversee the implementation of its directives throughout the Group. The main committees that support Group governance are the Group Investment Committee, the Treasury and Financing Committee, the Tax Committee, the Claims and Commitments Committee, the Risks Committee, the Employment and Skills Committee and the Disclosure Committee. Each committee has adopted Internal Guidelines or a charter defining their operating and deliberation procedures. These committees are also responsible for monitoring risk management with regard to financial liabilities, thereby helping limit the Group’s overall exposure.

The Group Investment Committee, on delegation from the Chief Executive Officer, is chaired by the Delegate Chief Executive Officer, Executive Director Finance, Performance and Development, and includes four other permanent members: the Deputy Chief Executive Officer in charge of People & Group Transformation, the Chief Technology and Innovation Officer, the Senior Executive Vice-President, Strategy and Cybersecurity activities and the General Secretary. The Internal Guidelines of this Committee (terms of reference) evolved in March 2020. Its role is to review projects implying financial commitments, off-balance sheet commitments and non-financial commitments for the Group, also focusing on value creation. Other than in extraordinary circumstances, the Committee has decision-making authority on investment projects in IT systems and service platforms exceeding 10 million euros as well as bids in response to calls for tender on the Enterprise market whose financing needs exceed 10 million euros, and on other investment projects exceeding 50 million euros (including implied operating expenses). It also rules on acquisitions and asset disposals, and the financing needs of subsidiaries in the event of an increase in the Group’s financial exposure. This Committee meets as often as it deems necessary and in general once a week.

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The Treasury and Financing Committee, chaired by the Delegate Chief Executive Officer, Executive Director Finance, Performance and Development, sets the guidelines for managing the Group’s debt and financing on a quarterly basis, especially in respect of its liquidity, interest rate, exchange rate and counterparty risks. The financial monitoring of the subsidiaries is also presented to the Committee. The Committee also reviews past management (key debt figures, completed transactions, financial results, etc.). It met four times in 2021.

The Tax Committee is chaired by the Delegate Chief Executive Officer, Executive Director Finance, Performance and Development. Its role is to review the major tax issues in order to determine their accounting consequences, if any. The materiality threshold for tax matters that must be submitted to the Tax Committee is 10 million euros. This Committee meets twice a year. However, the Committee may hold special meetings to assess and approve the tax options to be taken on issues that are particularly important for the Group. The Tax Committee met twice in 2021.

The Claims and Commitments Committee, which is chaired by the General Secretary, examines the Group’s significant disputes and contractual commitments to ensure that the related risks are taken into account as necessary in the form of accounting provisions. The Committee’s role also includes approving the information in the notes to the financial statements on significant disputes. The Committee met seven times in 2021.

The Risks Committee, which operates under the authority of the Chairman and Chief Executive Officer, is chaired by the Delegate Chief Executive Officer, Executive Director Finance, Performance and Development. It is made up of members of the Executive Committee, ten of whom are permanent members. The Committee’s role is to review the Group’s principal risks and to propose to the Executive Committee all decisions regarding risk management and the quality of internal control, as well as to assist the General Management in its risk management reporting to the Audit Committee and Board of Directors. To that end, the Committee validates the risk mapping, validates and monitors the execution of the annual internal audit program and ensures the monitoring of the implementation of audit recommendations and corrective action plans. It monitors fraud and corruption prevention programs and reviews identified cases during meetings with the Lead Director. It is also informed of the main work on internal control, and ensures the consistency of the internal control and internal audit plans with the risk management objectives. The Committee met five times in 2021.

The Employment and Skills Committee, under the authority of the Chief Executive Officer, is chaired by delegation by the Deputy CEO, People & Group Transformation. It is made up of members of the Executive Committee or, by delegation, their representatives. The Committee plays a key role in implementing the Group’s employment policy. The Employment and Skills Committee examines employment forecasts and trends in the Group’s sectors, divisions and countries. It also looks at all plans for external hires in France. It also issues recommendations on each candidate presented. The Committee meets several times a year.

The Disclosure Committee operates under the authority of the Delegate Chief Executive Officer, Executive Director Finance, Performance and Development. It is chaired, by delegation, by the Group Chief Accounting Officer, and includes the relevant department heads within the accounting, legal, internal audit, management control, investor relations and communications fields. It ensures integrity, accuracy, and compliance with applicable laws and regulations and recognized practices, and ensures the consistency and quality of the Group’s financial information. It carries out this mission within the procedural framework for the preparation and validation of financial information as defined by the Group. Accordingly, it examines all financial disclosures made by the Company: the consolidated financial statements, the annual and half-yearly financial reports, the Registration Document (now called the Universal Registration Document) filed with the AMF, the US Annual Report (Form 20-F) filed with the SEC, as well as any press releases containing financial information and presentations to institutional investors. In addition, the Committee looks at financial communication issued by the principal listed subsidiaries. It met 17 times in 2021.

Furthermore, in terms of the Group’s governance, the following committees help guide strategy in the area of non-financial performance and diversity at Orange.

The Group Ethics and Sustainable Performance Committee deals with issues of compliance, ethics and social responsibility at Orange. The Committee is co-chaired by the Delegate Chief Executive Officer, Executive Director Finance, Performance and Development and the Executive Director CSR, Diversity and Solidarity. The other members are appointed by General Management, including members of the Executive Committee, the Group’s Inspector General and the Chief Compliance Officer. During a meeting in July 2019, the decision was made to expand its role to steering non-financial performance. It now constitutes the collegiate governance decision-making body of the Executive Committee on in areas of social responsibility. It validates the information presented to the Directors of the Board in the GCSERC and reviews, in particular, the Non-Financial Performance Declaration (NFPD) and the "Orange Group Vigilance Plan," which are included in the Management Report presented to the Shareholders’ Meeting. The Group Ethics Committee met four times in 2021.

The Professional Equality Strategy Committee, created in 2011, guides Orange’s policy in the area of gender equality in the workplace. It is made up of members of the Executive Committee as well as individuals representing the Group’s entities, and is led by the Group’s Diversity and Inclusion Department. This committee defines the main orientations of the Group’s gender equality policy and monitors the implementation of this policy in five areas: gender diversity in all of the Group’s businesses, particularly in the technical and digital sectors, access for women to positions of responsibility, equal pay for men and women, work-life balance and the fight against violence. As such, since 2020, the Committee has been informed of the implementation of the global agreement on gender equality, the fight against discrimination and violence, and work-life balance, which was signed with UNI global union on July 17, 2019. The Professional Equality Strategy Committee met twice in 2021.

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5.3     Reference to a Code of Corporate Governance

Orange refers to the Afep-Medef Corporate Governance Code for listed companies revised in January 2020, which may be consulted on the Orange, Afep and Medef websites. The Company hereby declares that it complies with the recommendations of the Afep-Medef Code as of the date of this document.

Main differences with the rules of the New York Stock Exchange

Orange has endeavored to take the New York Stock Exchange (NYSE) Corporate Governance rules into account. However, since the Company is not a US company, most of these rules do not apply to it, and the Company is allowed to follow the rules applicable in France instead. Accordingly, Orange has elected to refer to the Afep-Medef Code, where the recommendations differ in some respects from the NYSE governance rules applicable to US companies listed on the NYSE.

The main differences between Orange’s practices and the rules applicable to US companies are described in Orange’s annual report (Form 20-F) filed with the Securities and Exchange Commission of the United States.

5.4     Compensation and benefits paid to Directors, Corporate Officers and Senior Management

5.4.1      Report of the Board of Directors on compensation and benefits paid to Corporate Officers

The Company refers in general, and in particular with regard to compensation, to the Afep-Medef Corporate Governance Code for listed companies in its revised version of January 29, 2020.

This report presents the itemized total compensation and benefits of any kind paid to Directors and Officers during the fiscal year ended December 31, 2021, or awarded in respect of that same fiscal year, as well as the compensation policy for Directors and Corporate Officers for their terms of office, pursuant to Article L. 225-37-2 I. of the French Commercial Code.

This report was prepared under the aegis of the Governance and Corporate Social and Environmental Responsibility (GCSER) Committee.

5.4.1.1     Compensation policy for executive and non-executive Corporate Officers

Orange aims to define and implement a balanced and socially equitable compensation policy for its Corporate Officers.

The compensation policy for executive Corporate Officers is in line with the Group’s strategic priorities, and especially its financial objectives. It is not only a management tool for attracting, motivating, and retaining the talent the Company needs, but also meets the expectations of shareholders and other stakeholders, particularly in terms of transparency, performance and fulfillment of CSR commitments.

All compensation and benefits are analyzed by item, then overall, to obtain the appropriate balances between fixed and variable, individual and collective, and short- and long-term compensation.

Orange ensures that the criteria governing the annual and multi-year variable components for executive Corporate Officers are aligned with the criteria for all the Company’s Senior Management.

The compensation policy for Corporate Officers is set by the Board of Directors upon the recommendation of the GCSERC, while taking into account applicable laws (particularly L. 22-10-8 and L. 22-10-9 of the French Commercial Code), and recommendations from the Afep-Medef Code.

Governance

The general principles and criteria for the compensation and assessment of Directors and Officers are prepared and examined by the GCSERC, which then makes recommendations to the Board of Directors for decision.

The GCSERC may use external benchmarks to evaluate the positioning of the Directors’ and Officers’ compensation. In this respect, surveys are regularly used to ensure that compensation levels and structures are competitive in relation to a panel of comparable companies, including companies based in France and internationally that are the Group’s competitors in telecommunications, as well as services companies, some of which have a State shareholder.

The GCSERC listens to the comments and requests of investors and other stakeholders and takes them into account while maintaining a consistent compensation policy, subject to constraints imposed by the confidentiality of the information published.

Finally, the GCSERC ensures the proper alignment of the compensation policies for the Company’s executive Corporate Officers and other Senior Management in terms of the annual variable compensation and award of performance shares, and more generally the balance of Orange’s compensation packages with the analysis of changes in internal pay ratios.

The GCSERC generally defines the structure of the compensation of executive Corporate Officers at the end of the prior year, and at the start of the current year, sets the targets and criteria governing variable compensation packages in line with the Group’s strategy, the contribution demanded of these Corporate Officers as well as the compensation of the other Directors and Officers.

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In 2021, the GCSERC reviewed the compensation of Directors and Officers during five meetings. In light of Stéphane Richard’s term of office expiring, and the separation of the roles of Chairman and Chief Executive Officer, starting in mid-2021 through the date of this document, the GCSERC reviewed the compensation of the Corporate Officers, in particular the executive Corporate Officers, in six meetings, primarily due to the process of finding and choosing a new CEO and Chair of the Board of Directors. The process was led by a special-purpose committee and the GCSERC (see Section 5.2.1.8 Board and committee activities during the fiscal year).

The topic of the compensation of Corporate Officers was addressed during three meetings of the Board of Directors in 2021. Corporate Officers do not participate in the discussions of the Board of Directors about their own compensation.

Compensation structure for executive Corporate Officers (Chair and CEO, separate CEO, Delegate Chief Executive Officers),

The compensation structure for each executive Corporate Officer mainly consists of fixed compensation, annual variable compensation, and multi-year variable compensation. Each of these items is more fully detailed below.

Fixed compensation

The fixed compensation of Corporate Officers is based on:

−    the importance and complexity of their responsibilities;

−    the experience and background of the people holding the various positions;

−    a market analysis for comparable positions.

Annual variable compensation

The purpose of annual variable compensation is to inspire executive Corporate Officers to achieve the annual performance targets set for them by the Board of Directors, in line with the Group’s strategic priorities, and in particular its financial objectives. Pursuant to the Afep-Medef Code, the potential amount of variable compensation is expressed as a percentage of the fixed compensation.

The variable compensation depends on performance levels applied to financial and extra-financial indicators, with both accounting for the overall performance expected. The entire variable compensation is determined on the basis of precise targets, most importantly a quantitative performance measurement, including for the non-financial indicators, made on the basis of the target chosen by the Board of Directors for the needs of the measurement.

Multi-year variable compensation

Orange offers executive Corporate Officers an annual performance share plan for their multi-year variable compensation to retain talent and further align their interests with the company’s success as well as with shareholder returns, in line with market practices. The Shareholders’ Meeting approves the volume and major policies of the plan. The plan will include criteria that takes into account the beneficiaries’ direct contributions to the company’s long-term and overall performance. Employees holding key positions within the Orange group are also eligible for the plan.

In addition to the performance conditions, the vesting of the shares is subject to the executive Corporate Officers still being in office on the date the performance conditions assessment is completed. However, the Board may decide whether a beneficiary can keep an unvested performance share plan if said beneficiary’s term of office is lost.

The use of a multi-year cash incentive plan may again be considered in the future if regulatory changes or any other circumstances were to make it difficult or impossible for the Company to use a performance share-based plan.

Exceptional compensation

Specific circumstances may result in exceptional compensation (for instance, due to how important these circumstances are for the company, the amount of involvement required, and the difficulty), in which case the Board of Directors will provide the reason for this compensation and will explain why accomplishing the event has led to payment of exceptional compensation. The Shareholders’ Meeting will then vote on this exceptional compensation ("say-on-pay"). The company has not used this possibility in prior years.

Directors’ fees

Corporate Officers do not receive Directors’ compensation (e.g. "Directors’ fees") for the duties and offices carried out in the Group’s companies.

Plans related to termination of service or loss of corporate office

There is no compensation or benefit due or likely to be due because of the termination or change of office of Corporate Officers, nor any commitment to pay any compensation in consideration for a non-competition clause. Executive Corporate Officers who are not under an employment contract are also not eligible for unemployment insurance if they lose their office.

If an executive Corporate Officer is appointed from outside the company, the Board of Directors reserves the right to apply such provisions in keeping with the law and in compliance with the Afep-Medef Code.

Supplemental retirement plan

In addition to the compulsory standard and supplementary retirement plans, a supplemental retirement plan in the form of a defined benefit plan with acquired rights (called "new article 39 plans") or defined contribution plans (called "article 82 plans") may be set up for executive Corporate Officers based on a yearly contribution amount to be defined. This contribution will be considered a salary, and as a result, accounted for as a benefit in kind.

Benefits in kind

Executive Corporate Officers are provided, if they so desire, with a company car and driver, consulting services providing personal legal assistance related to their duties, an annual physical, Internet or telephone access and equipment, including IT equipment, necessary to perform their duties. Contributions the company pays for to set up a supplemental retirement plan would also be a benefit in kind.

Miscellaneous

The Chairman and CEO, the CEO as well as the Delegate CEO(s) are enrolled in the Orange group’s death and disability and supplemental health insurance plans (see Section 6.7 Statutory Auditors’ Special Report on related-party agreements).

Compensation structure for non-executive Corporate Officers (separate Chairman of the Board of Directors)

Fixed compensation

The compensation of the separate Chairman of the Board of Directors is established by comparing the compensation levels and structures of a panel of comparable companies, and particularly the compensation levels and structures of companies where the French State is the reference shareholder.

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Directors’ fees

The Board of Directors determines how compensation gets allocated among Directors for their work (formerly "Directors’ fees"). The Board may decide that the separate Chairman of the Board will not receive compensation as a Director (see Section 5.4.2.2 Compensation policy for Directors).

The separate Chairman of the Board of Directors does not receive any other compensation (particularly variable compensation, stock options or performance shares) or benefits in kind. However, the company will provide a company car and driver, an office, a secretary, access to the Internet or telephone and equipment, including IT equipment, necessary to perform their duties. Any fees the non-executive Chairman of the Board of Directors incurs when performing duties will be reimbursed by the Company upon presentation of receipts.

5.4.1.2     Amount of compensation paid or allocated to Corporate Officers for 2021

Tables No. 1 to 11 below follow the standard presentation as recommended in Annex 4 of the Afep-Medef Code.

Summary of the compensation, stock options and shares allocated to each Corporate Officer (table No. 1)

(in euros)	2021	2020
Stéphane Richard
Gross compensation in respect of the fiscal year (breakdown in table 2)	1,782,271	1,534,511
Valuation of options allocated during the fiscal year	-	-
Valuation of LTIP performance shares allocated during the fiscal year	221,550	211,960
Total	2,003,821	1,746,471
Ramon Fernandez
Gross compensation in respect of the fiscal year (breakdown in table 2)	963,063	852,692
Valuation of options allocated during the fiscal year	-	-
Valuation of LTIP performance shares allocated during the fiscal year	113,940	109,008
Total	1,077,003	961,700
Gervais Pellissier
Gross compensation in respect of the fiscal year (breakdown in table 2)	966,190	846,014
Valuation of options allocated during the fiscal year	-	-
Valuation of LTIP performance shares allocated during the fiscal year	113,940	109,008
Total	1,080,130	955,022

Performance shares awarded in 2020 and 2021 under the LTIP 2020-2022 and LTIP 2021-2023 performance share plans were measured at their award date at the IFRS fair value (breakdown of the calculation in table No. 6).

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Summary of the compensation paid to each Corporate Officer (table No. 2)

Gross amounts (in euros)	2021		2020
	Amounts due in respect of the fiscal year	Amounts paid during the fiscal year	Amounts due in respect of the fiscal year	Amounts paid during the fiscal year
Stéphane Richard
Fixed compensation	950,000	950,000	950,000	950,000
Variable compensation	817,760	570,000	570,000	655,120
Multi-year variable compensation (LTIP)
Exceptional compensation
Directors’ fees (1)
Benefits in kind	14,511	14,511	14,511	14,511
Total	1,782,271	1,534,511	1,534,511	1,619,631
Ramon Fernandez
Fixed compensation	600,000	600,000	600,000	600,000
Variable compensation	353,520	234,000	234,000	278,280
Multi-year variable compensation (LTIP)
Exceptional compensation
Directors’ fees	N/A	N/A	N/A	N/A
Benefits in kind	9,543	9,543	18,692	18,692
Total	963,063	843,543	852,692	896,972
Gervais Pellissier
Fixed compensation	600,000	600,000	600,000	600,000
Variable compensation	353,520	234,000	234,000	278,280
Multi-year variable compensation (LTIP)
Exceptional compensation
Directors’ fees	N/A	N/A	N/A	N/A
Benefits in kind	12,670	12,670	12,014	12,014
Total	966,190	846,670	846,014	890,294

(1)   Stéphane Richard does not receive Directors’ fees.

N/A: not applicable.

Fixed compensation

In accordance with the resolutions approved by the Shareholders’ Meeting of May 18, 2021, the compensation of Stéphane Richard remained unchanged at 950,000 euros annually, as did that of Ramon Fernandez and Gervais Pellissier at 600,000 euros annually.

Annual variable compensation

In 2021, Stéphane Richard received variable compensation of 570,000 euros in respect of the 2020 fiscal year. Ramon Fernandez and Gervais Pellissier each received variable compensation of 234,000 euros in respect of the same fiscal year. The Shareholders’ Meeting of May 18, 2021 approved these components.

For 2020, Stéphane Richard was entitled to variable compensation of 80% of his annual fixed compensation, subject to the achievement of targets, and up to 100% for outperformance.

For 2020, Ramon Fernandez and Gervais Pellissier were each entitled to variable compensation, subject to the achievement of targets, capped at 60% of their annual fixed compensation.

Reminder of targets and results achieved for 2021

In 2021, the Corporate Officers’ annual variable compensation was based on the weighted average of five indicators emphasizing the Group’s growth, its profitability (Organic cash flow from telecom activities & EBITDAal), service quality, and performance on employee-related issues. The expected performance levels were set by the Board of Directors, with financial indicators based on the Group’s budget.

For the calculation of the achievement rate, an elasticity curve is constructed so that a rate reflecting the level of achievement can be assigned for each indicator.

Organic revenue growth (for 15%)

The revenue growth target (on a comparable basis) set for the Corporate Officers for 2021 was in line with the Group’s budget. With a change of 321 million euros, the elasticity curve puts the achievement rate of this indicator at 111.4% for Stéphane Richard and 100% for Ramon Fernandez and Gervais Pellissier.

Organic cash flow (telecom activities) (for 15%)

The organic cash flow target set for the Corporate Officers for 2021 was in line with the Group’s budget. With organic cash flow of 2,401 million euros, the elasticity curve puts the achievement rate of this indicator at 120.2% for Stéphane Richard and 100% for Ramon Fernandez and Gervais Pellissier.

EBITDAaL (for 20%)

The EBITDAaL target set for the Corporate Officers for 2021 was in line with the Group’s budget. With EBITDAaL of 12,566 million euros, the elasticity curve puts the achievement rate of this indicator at 91.2% for Stéphane Richard, Ramon Fernandez and Gervais Pellissier.

B2C and B2B service quality (for 17%)

The customer experience indicator is broken down into two sub-indicators: a mass-market customer experience indicator (B2C customer survey), which accounts for 75% of the result, and a global B2B customer experience indicator (B2B customer survey) for 25%.

The B2C and B2B sub-indicators are mean recommendation scores (MRS) given by customers. These surveys are conducted in several countries: in France, in the Europe region as well as the MEA region, and with the B2B customers of Orange Business Services.

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In 2021, the target for the B2C indicator was 81.7; the actual figure was 81.7. For the B2B indicator, the target was 7.6; the actual figure was 7.79.

The elasticity curve applied to the B2C indicator puts the achievement rate of this indicator at 100% for Stéphane Richard, Ramon Fernandez and Gervais Pellissier. The elasticity curve applied to the B2B indicator puts the achievement rate of this indicator at 111.9% for Stéphane Richard, and at 100% for Ramon Fernandez and Gervais Pellissier.

Performance on employee-related issues - ICPS (for 33%)

The aim was to achieve overall progress in the indicator’s five components:

−    three relate to results from the employee survey with a weighting of 70%. The employee survey is usually conducted by an external body at the end of a given year and at the beginning of the next year. Results are reviewed based on the employees’ perceptions in connection with the three themes: skills, collective agility, commitment;

−    two relate to changes in HR indicators, with a weighting of 30%: the training access rate and the percentage of women in management networks;

the result for each component is measured in the following way:

−    Target not achieved: result of -1;

−    Target achieved: result of 0;

−    Target exceeded: result of +1.

As part of the company’s renewal of its governance at the corporate body level, of which Stéphane Richard has been at the helm for more than 11 years, most notably keeping the Group steady during the employee crisis, following a ruling handed down by the courts against Stéphane Richard on November 24, 2021, in a case that had nothing to do with his position or duties at Orange and not relating to the Company, Stéphane Richard submitted his resignation as Chairman and CEO to the Board of Directors. The employee survey, which covers topics related to the Chairman and CEO and this person’s relationship with the company, was not conducted during the 4th quarter of 2021.

The surveys carried out in 2021 among the social body highlighted in particular that the measures put in place for several years around training and skills development, as well as social support and local management continued to play a key role and enabled the teams to cope with the context of the health crisis.

Against this backdrop, the Board decided to renew the results of the previous employee survey that was completed in early 2021.

Human resources indicators are on target.

Criterion	2021 employee experience results			Scoring
	Minimum	Actual	Maximum
Employee survey	-3	3	3	Delegate CEOs 70%; Chairman and CEO 87.5%
HR indicators	- 2	0	2	Delegate CEOs 30%; Chairman and CEO 37.5%
Total	Delegate CEOs 100%; Chairman and CEO 125%

The elasticity curve puts the achievement rate of this indicator at 112.5% for Stéphane Richard, and, with no overperformance, at 100% for Ramon Fernandez and Gervais Pellissier.

Amount of annual variable compensation for 2021

-  Achievement rate for Stéphane Richard

Criterion	Weighting	Variable compensation 2021 results			Note
		Threshold	Budget/Target	Maximum
Organic revenue growth	15.00%	Budget -1.5 pts	Budget	Budget +0.5 pt	16.7%
Organic cash flow	15.00%	Budget -€120m	Budget	Budget +€109m	18%
EBITDAaL	20.00%	Budget -€105m	Budget	Budget +0.8%	18.2%
B2C customer experience	12.75%	Target -4 pts	Target	Target +4 pts	12.8%
B2B customer experience	4.25%	Target -0.4 pt	Target	Target +0.4 pt	4.8%
Performance on employee-related issues - ICPS	33.00%	0%	100%	125%	37.1%
Weighted total	100.00%				107.6%

-  Achievement rate for Ramon Fernandez and Gervais Pellissier

Criterion	Weighting	Variable compensation 2021 results			Note
		Threshold	Budget/Target	Maximum
Organic revenue growth	15.00%	Budget -1.5 pts	Budget	Budget	15%
Organic cash flow	15.00%	Budget -€120m	Budget	Budget	15%
EBITDAaL	20.00%	Budget -€105m	Budget	Budget	18.2%
B2C customer experience	12.75%	Target -4 pts	Target	Target +4 pts	12.8%
B2B customer experience	4.25%	Target -0.4 pt	Target	Target +0.4 pt	4.2%
Performance on employee-related issues - ICPS	33.00%	0%	100%	100%	33%
Weighted total	100.00%				98.2%

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The application of these achievement rates to the Corporate Officers’ respective annual variable compensation objectives yields the following amounts for 2021:

Corporate Officer	Fixed compensation (€)	Target (%)	Achievement rate (%)	Variable compensation due (€)	Payment rate (%)
Stéphane Richard	950,000	80%	107.6%	817,760	86.08%
Ramon Fernandez	600,000	60%	98.2%	353,520	58.92%
Gervais Pellissier	600,000	60%	98.2%	353,520	58.92%

Performance share plans

Under the LTIP 2019-2021, 35,000 shares were allocated to Stéphane Richard and 18,000 to Ramon Fernandez and Gervais Pellissier, subject to performance and presence conditions in accordance with the twenty-eighth resolution approved by the Shareholders’ Meeting of May 21, 2019.

Results of the LTIP 2019-2021

The performance conditions of this plan are measured using the following two indicators:

−    comparative change between the Orange Total Shareholder Return (TSR) and the TSR of the Stoxx Europe 600 Telecommunications index over the duration of the plan for 50%;

−    organic cash flow (telecom activities), as defined by the plan, measured over three fiscal years and compared annually with the budget forecast for 50%.

The result is adjusted in accordance with five criteria: adjusted EBITDA, diversification revenue, average mobile and fixed data speed, mobile brand power and the Net Promoter Score (NPS). Each criterion is scored +3% if the target is achieved and -3% if not.

Total Shareholder Return (TSR)

The TSR target was not met for the 2019-2021 period. Orange’s TSR was -20.011%, less than the Stoxx Europe 600 Telecommunications index TSR, which was +7.486%, which gives this indicator an achievement rate of 0%.

Organic cash flow (telecom activities), as defined by the plan

The target was achieved for 2019, 2020 and 2021. This gives a valuation of 50%.

Adjustment criteria

The combined results of the five adjustment criteria gave a total result of -3%:

Criterion	Weighting	Result	Scoring	Targets
CO2 per customer use	3.00%	achieved	3.00%	20% decline in 2021 vs 2006
Diversification revenue	3.00%	not achieved	-3.00%	€1.5bn
Mobile and fixed data speeds	3.00%	achieved	3.00%	Mobile speeds: 33 Mps fixed speeds: 260 Mps
Brand power	3.00%	not achieved	-3.00%	Increase in at least 2/3 of countries vs 2018
NPS	3.00%	not achieved	-3.00%	Be a leader in 75% of our countries accounting for at least 66.67% of the customer base.
Total adjustment			-3%

Valuation in number of shares

Adding the results on the two indicators, with an adjustment of -3%, gives a result of 48.50%.

Corporate Officer	Target	Achievement rate (%)	Shares vested LTIP 2019-2021
Stéphane Richard	35,000	48.50%	16,975
Ramon Fernandez	18,000	48.50%	8,730
Gervais Pellissier	18,000	48.50%	8,730

Breakdown of benefits in kind in 2021

Corporate Officers received the following benefits in kind in 2021:

Benefits in kind	Company car	Health check	Legal advice	Internet/telecommunications
Stéphane Richard	X
Ramon Fernandez		X	X	X
Gervais Pellissier	X	X	X	X

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Internal pay ratios

The 2021 internal pay ratios as well as the four previous years are published in accordance with the Afep recommendations:

−    selected entity: Orange SA, which represents 85.27% of the permanent workforce in France (77,377 permanent employees);

−    scope: all private or public employees, civil servants excluding expatriates present throughout the prior and current years;

−    compensation taken into account: compensation (in full-time equivalent for part-time employees) and benefits in kind paid in the current year on a gross basis and LTIP allocated in the current year measured at fair value in accordance with IFRS.

	ratio	2017	2018	2019	2020	2021
Stéphane Richard	versus average	32.2	39.2	37.9	31.4	31,86
	versus median	36.9	44.8	43.0	35.5	36,01
Ramon Fernandez	versus average	19.3	22.9	22.0	17.2	17,37
	versus median	22.1	26.2	24.9	19.5	19,64
Gervais Pellissier	versus average	21.7	24.8	21.9	17.1	17,43
	versus median	24.8	28.4	24.8	19.3	19,70

2018 and 2019 are atypical since they simultaneously present the payment of a cash LTIP and the award of an LTIP benefit in the form of performance shares at the start of the plan.

As already noted in the 2018 Registration Document and 2019 Registration Document, the cash LTIP 2015-2017 paid in 2018 and the award of the LTIP 2018-2020 in performance shares are both taken into account in the calculation of the 2018 ratio. Likewise, the cash LTIP 2016-2018 paid in 2019 and the award of the LTIP 2019-2021 in performance shares are both taken into account in the calculation of the 2019 ratio.

As such, for a better understanding of changes in the Corporate Officers’ compensation in connection with changes in performance (as shown below), the table below presents a pro-forma calculation of the ratios by allocating the cash LTIP amounts at the start of the plan, i.e. in 2015 for the LTIP 2015-2017 and in 2016 for the LTIP 2016-2018:

	2017	2018	2019	2020	2021
Stéphane Richard
% change in compensation	2.6%	4.4%	-0.6%	-1.5%	- 4,13%
ratio versus average	32.2	33.8	32.7	31.4	31,86
ratio versus median	36.9	38.6	37	35.5	36,01
Ramon Fernandez
% change in compensation	-11.2%	3.4%	-5.1%	-4.3%	- 4,83%
ratio versus average	19.3	20	18.5	17.2	17,37
ratio versus median	22.1	22.9	20.9	19.5	19,64
Gervais Pellissier
% change in compensation	-5.0%	-2.6%	-11.0%	-4.5%	- 3,88%
ratio versus average	21.7	21.2	18.4	17.1	17,43
ratio versus median	24.8	24.3	20.8	19.3	19,70
Employees of Orange SA
% change in average compensation	3.3%	-0.5%	2.7%	2.5%	- 5,5%
% change in median compensation	4.1%	-0.4%	3.8%	2.8%	- 5,6%

Change in performance

Amounts in accordance with IFRS (in millions of euros)	2017	2018	2019	2020	2021
Revenue	40,859	41,381	42,238	42,270	42,522
Change (in %)	0.4%	1.3%	2.1%	0.1%	0.6%
Adjusted EBITDA/EBITDAaL (1)	12,680	13,005	12,856	12,680	12,566
Change (in %)	0.9%	2.6%	(1.1)%	(1.4)%	(0.9)%
Operating income	4,778	4,829	5,930	5,521	2,521
Change (in %)	22.0%	1.1%	22.8%	(6.9)%	(54.3)%

(1)   2017 and 2018 adjusted EBITDA; 2019, 2020 and 2021 EBITDAaL.

Stock options awarded during the fiscal year to each Corporate Officer (table No. 4)

During the 2021 fiscal year, neither Orange SA nor any other of the Group’s companies awarded any stock options to Corporate Officers.

Stock options exercised during the fiscal year by each Corporate Officer (table No. 5)

None.

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Performance shares awarded during the fiscal year to each Corporate Officer (table No. 6)

Corporate Officer	Award date	Number of shares awarded	Value of the award (in €) (IFRS fair value)	Vesting date of shares	First disposal possible for a portion of them (1)	Performance conditions
Stéphane Richard	July 28, 2021	35,000	221,550	March 31, 2024	50% as of April 1, 2024	Yes
Ramon Fernandez	July 28, 2021	18,000	113,940	March 31, 2024	50% as of April 1, 2024	Yes
Gervais Pellissier	July 28, 2021	18,000	113,940	March 31, 2024	50% as of April 1, 2024	Yes

(1)   These Corporate Officers must hold at least 50% of the shares they will receive from this award until the end of their office.

NB: the performance shares allocated to Stéphane Richard during the fiscal year account for 0.000021% of the share capital and those allocated to each Delegate CEO account for 0.000011% of the share capital.

Performance shares vesting to each Corporate Officer during the fiscal year (table No. 7)

Corporate Officer	Plan	Number of shares that became available (1)
Stéphane Richard	LTIP 2018-2020	10,616
Ramon Fernandez	LTIP 2018-2020	5,459
Gervais Pellissier	LTIP 2018-2020	5,459

(1)   These Corporate Officers must hold at least 50% of these available shares until the end of their term of office.

History of stock option awards (table No. 8)

The last Orange SA stock option plan matured on May 21, 2017. Gervais Pellissier, the only Corporate Officer to have received options under this last plan, has not exercised any of them.

History of performance share awards (table No. 9)

	LTIP 2018-2020	LTIP 2019-2021	LTIP 2020-2022	LTIP 2021-2023
Date of Shareholders’ Meeting	May 4, 2018	May 21, 2019	May 19, 2020	May 18, 2021
Date of Board of Directors’ meeting	July 25, 2018	July 24, 2019	July 29, 2020	July 28, 2021
Total number of bonus shares awarded	1,681,000	1,669,000	1,762,000	1,600,000
Number of shares allocated to Stéphane Richard	35,000	35,000	35,000	35,000
Number of shares allocated to Ramon Fernandez	18,000	18,000	18,000	18,000
Number of shares allocated to Gervais Pellissier	18,000	18,000	18,000	18,000
Vesting date	March 31, 2021	March 31, 2022	March 31, 2023	March 31, 2024
First disposal possible for Corporate Officers	50% as of April 1, 2021	50% as of April 1, 2022	50% as of April 1, 2023	50% as of April 1, 2024
Performance conditions	yes	yes	yes	Yes
Number of shares vested (delivered)	452,111
Number of shares canceled		87,000	N/A	N/A
Residual (number of shares)		1,582,000	N/A	N/A

N/A: Not Applicable.

Summary of the multi-year variable compensation paid to each Corporate Officer (table No. 10)

The only multi-year variable compensation for Corporate Officers is the LTIP. Shares vested under the LTIP 2018-2020 were delivered in 2021. The LTIP 2019-2021, LTIP 2020-2022 and LTIP 2021-2023 are still active. The Board of Directors will ask the Shareholders’ Meeting of May 19, 2022 to set up a new LTIP for 2022-2024.

	LTIP 2018-2020 (1)	LTIP 2019-2021 (2)	LTIP 2020-2022 (2)	LTIP 2021-2023 (2)
	See table No. 7, "Performance shares that became available during the fiscal year"	See table No. 9, "History of performance share awards"	See table No. 9, "History of performance share awards"	See table No. 6, "Performance shares awarded during the fiscal year"
Stéphane Richard	392,700 euros	273,000 euros	211,960 euros	221,550 euros
Ramon Fernandez	201,960 euros	140,400 euros	109,008 euros	113,940 euros
Gervais Pellissier	201,960 euros	140,400 euros	109,008 euros	113,940 euros

(1)   The equivalent value used is the IFRS fair value.

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Other benefits granted to Corporate Officers (table No. 11)

Corporate Officers	Employment contract	Supplemental retirement plan	Compensation or benefits due or likely to be due upon termination or change of office	Compensation payable under a non-competition clause
Stéphane Richard	No	No	No	No
Ramon Fernandez	No	No	No	No
Gervais Pellissier	No	No	No	No

Stéphane Richard’s employment contract was terminated on March 1, 2010, when he was appointed Chief Executive Officer.

Gervais Pellissier’s employment contract was suspended on November 1, 2011, when he was appointed Delegate Chief Executive Officer. Gervais Pellissier resigned as Delegate Chief Executive Officer effective as of December 31, 2021 and his employment contract was reinstated.

Ramon Fernandez’s employment contract was suspended on January 1, 2016, when he was appointed Delegate Chief Executive Officer.

5.4.1.3     Compensation structure for Corporate Officers for 2022

The principles of the compensation policy for Corporate Officers are described in Section 5.4.1.1 Compensation policy for executive and non-executive Corporate Officers.

The Board of Directors considered the level of approval of the compensation of Corporate Officers for 2021 by the Shareholders’ Meeting and investors’ comments and requests as well as their views on the separation of the Chairman and CEO functions and the appointment of a new CEO, Christel Heydemann, from outside the Company and a new Chairman of the Board of Directors, it being specified that Stéphane Richard will remain Chairman and CEO until April 4, 2022. After this date, he will continue his term of office as a non-independent Director and when the new CEO arrives will continue to carry out the duties of non-executive Chairman until the end of his term, on May 19, 2022 - the date of Orange’s Shareholders’ Meeting.

The Board of Directors took into account:

−    by what margin the Shareholders’ Meeting approved the resolutions relating to the compensation of Corporate Officers for 2021;

−    investor comments and requests as well as views on separating the Chairman and CEO functions;

−    the appointment of a new CEO, Christel Heydemann, as an external candidate and the elements of compensation she was entitled to in her previous role;

−    the upcoming appointment of a new Chairman of the Board of Directors.

These factors led the Board of Directors to establish several different compensation structures for Corporates Officers for 2022, with stable compensation for Corporate Officers until the two executive functions are separated, then a change to take into account the arrival of the external Corporate Officers.

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Summary of proposed changes

Components of compensation	Changes proposed	Reason
Annual fixed compensation	Change in the amount of fixed annual compensation for the new Corporate Officers.

Choosing to separate the Company’s executive functions upon the arrival of a new Chief Executive Officer and the renewal of the Company’s governance led the GCSERC to reflect and work on the Executive Management Team’s compensation structure, its components of compensation, and the associated levels and criteria, and make a revised proposal to the Board of Directors that is in line with the Group’s strategic priorities (see Section 5.4.1.1 Compensation policy for executive and non-executive Corporate Officers).

Annual variable compensation	No change in structure, but the GCSERC suggests the Board of Directors raise the targets for the new Corporate Officers and set a higher outperformance level for the new CEO.	This proposed change relates to the work carried out with the arrival of the new CEO and the Company renewing its governance (see above).
Performance shares (LTIP 2022-2024)	No change in structure
Other items

For the new Chief Executive Officer, the CGRSE suggests severance pay, a non-competition agreement, and a specific private unemployment insurance policy for corporate officers (the Garantie Sociale des Chefs et Dirigeants d’Entreprise) that the company will take out for the CEO.

For executive Corporate Officers appointed after the Chairman and CEO functions are separated, the CGRSE suggests the Company take out defined benefit retirement plans for the executive Corporate Officers.

As part of the process to renew the Group’s governance, which resulted in hiring a CEO from outside the Company, a specialized recruitment firm and an executive compensation consulting firm has analyzed the chosen candidate’s current compensation and external benchmarks. The Company realized that Chairman and CEO Stéphane Richard’s compensation package, which was defined over 11 years ago, did not include any severance pay due to loss of corporate office (including income replacement benefits equal to unemployment benefits), unlike other similar large groups. Compensation policies now often include early departure severance pay, a non-competition agreement and a specific private unemployment insurance policy for Corporate Officers (the Garantie Sociale des Chefs et Dirigeants d’Entreprise), as well as a supplemental retirement plan.

Fixed compensation

Fixed compensation for Corporate Officers (Chairman and Chief Executive Officer and Delegate Chief Executive Officers) will be as follows for 2022:

−    annual fixed compensation of the Chairman and CEO: 950,000 euros, unchanged, that will be calculated on a prorated basis from January 1 to April 3, 2022;

−    annual fixed compensation of the Delegate CEOs: 600,000 euros, unchanged.

In addition, considering the governance renewal process, the Corporate Officers’ fixed compensation (for the CEO and the non-executive Chairman of the Board of Directors) will be as follows for 2022:

−    annual fixed compensation of the non-executive Chairman of the Board of Directors: 450,000 euros, which will be calculated on a prorated basis;

−    annual fixed compensation of the CEO: 900,000 euros, which will be calculated on a prorated basis started from April 4, 2022.

In accordance with the provisions of Article L. 225-37-2 II of the French Commercial Code, this fixed compensation for Corporate Officers is subject to resolutions that will be submitted for a vote by the Shareholders’ Meeting of May 19, 2022 ("say-on-pay" ex ante) (see Section 6.5 Draft Resolutions, twelfth through fourteenth resolutions).

Annual variable compensation

The Board of Directors decided that the calculation methods for the executive Corporate Officers’ variable compensation will be as follows for 2022, it being specified that the separate Chairman of the Board of Directors, as a non-executive Corporate Officer, will not be eligible for annual variable compensation:

−    target amount of variable compensation provided targets are achieved: 80% of the fixed compensation for the Chairman and CEO, 100% of the fixed compensation for the CEO and 60% of the fixed compensation for the Delegate CEO (until April 3, 2022), then 80% of the fixed compensation for the Delegate CEOs appointed as from April 4, 2022; as this variable compensation is a percentage of the fixed compensation, it will also apply on a prorated basis;

−    outperformance up to 100% for the Chairman and CEO, 150% for the CEO and no outperformance payment for the Delegate CEOs if the targets are exceeded.

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Executive Corporate Officer	Fixed compensation (€)	Target (%)	Target amount (euros)	Min %	Max %	Maximum amount achievable (euros)
Stéphane Richard (Chairman and CEO until April 3, 2022)	950,000	80%	760,000	0.00%	100.00%	950,000
Ramon Fernandez (Delegate Chief Executive Officer until April 3, 2022)	600,000	60%	360,000	0.00%	60.00%	360,000
Christel Heydemann (CEO as from April 4, 2022)	900,000	100%	900,000	0.00%	150%	1,350,000
The Delegate Chief Executive Officer(s) (as from April 4, 2022)	600,000	80%	480,000	0.00%	80%	480,000

Annual variable compensation structure for the Chief Executive Officer and the Delegate Chief Executive Officer(s)

−    financial indicators accounting for 50% of the annual variable compensation calculated based on the budget in effect, including:

-      revenue growth for 15%,

-      organic cash flow (telecom activities) for 15%,

-      EBITDAaL for 20%;

−    non-financial indicators accounting for 50% of the annual variable compensation, including:

-      service quality/customer experience for 17%:

B2C customer experience with respect to the consumer market (weighted 75%),

B2B customer experience with respect to the business market (weighted 25%),

-      performance on employee-related issues for 33%, based on:

50% for the employee survey; this employee-related performance criterion remains critically important for a group like Orange and the Group will continue to use a reputable independent third party firm to measure it. The result is examined on the basis of employee perceptions on three themes and is equal to the average of the results obtained on those three themes.

50% for two HR and CSR indicators: the rate of access to training and the percentage of women in management networks.

-  For the CEO

Criterion	Weighting	2022 performance targets			Range
		Threshold	Target	Maximum
Organic revenue growth	15.00%	Budget -1.15 pts	Budget	Budget +0.85 pt	0-22.50%
Organic cash flow	15.00%	Budget -€180m	Budget	Budget +€180m	0-22.50%
EBITDAaL	20.00%	Budget -€30m	Budget	Budget +€45m	0-30.00%
B2C Service quality	12.75%	78.2	82.2	86.2	0-19.125%
B2B Service quality	4.25%	7.4	7.8	8.2	0-6.375%
Employee survey	16.50%	70%	87%	92%	0-24.75%
Rate of women in management networks	8.25%	31.6%	32.4%	33.2%	0-12.375%
Training access rate	8.25%	83%	87%	91%	0-12.375%
Weighted total	100.00%				0-150%

Hiring

If a person outside the Company is appointed as an executive Corporate Officer, the same principles will apply, bearing in mind that the amount due will be pro-rated to his or her time in office if he or she arrives during the fiscal year.

Termination of service

If the person leaves the Group, the executive Corporate Officer’s variable compensation will be pro-rated to his or her time in office.

Annual variable compensation structure for the Chairman and CEO

Given that these two positions will be separated soon, and Stéphane Richard will no longer be vested with the operational authority to ensure the Company’s strategic priorities are achieved starting on April 4, 2022, and to keep things simple, the Board of Directors has decided that the Chairman and CEO’s annual variable compensation for 2022 would continue in the same format as his 2021 annual variable compensation, and calculated on a prorated basis until his position as Chairman and CEO ends on April 3, 2022. This compensation will only be paid at the end of the Ordinary Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2022 (ex post "say-on-pay").

Multi-year variable compensation

The Board of Directors has decided to implement a new performance share-based LTIP for 2022-2024 in line with the previous plans. A resolution on this bonus share allocation plan will be submitted for approval by the Shareholders’ Meeting of May 19, 2022, to authorize the Board of Directors to award bonus shares to Corporate Officers and to certain Employees holding key positions within the Group (see Section 6.5 Draft resolutions, eighteenth resolution).

If the Shareholders’ Meeting of May 19, 2022 does not approve the eighteenth resolution, the Board of Directors may decide to pay sums due in respect of the LTIP 2022-2024 in cash.

Performance indicators

The Board of Directors has selected the following indicators for the new LTIP, which still has a term of three years:

−    a market indicator, Total Shareholder Return (TSR), based on the relative performance over three fiscal years compared with the Stoxx Europe 600 Telecommunications index, with a weighting of 30%;

−    organic cash flow (telecom activities), for which growth is measured on a multi-year basis over the term of the plan, with a weighting of 50%;

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−    a composite CSR indicator, with a weighting of 20%, made up of the following criteria:

-      reduction in CO2 emissions (10%),

-      percentage of women in management networks (10%).

Performance conditions

−    organic cash flow from telecom activities:

-      organic cash flow will be assessed over the three-year plan period against the target set by the Board of Directors:

if the result is below 95% of the target: no award,

if the result is equal to or above the target: 100% of the award,

-      Straight-line variation between 80% and 100% between the two previous limits;

−    TSR:

-      if the Orange TSR is equal to or greater than the change in the Stoxx Europe 600 Telecommunications index over the plan period: 100% of the award. However, should the Orange TSR reach the target but be negative, the result would be submitted to the Board of Directors for approval,

-      if the change in Orange TSR is below that of the index: no award;

−    composite CSR indicator, for each CSR criterion:

-      if the result is lower than the target defined by the Board of Directors: no award,

-      if the result is equal to or above the target: 100% of the award.

Condition of continued employment

The final vesting of the shares is subject to the beneficiary executive Corporate Officers still being in office on the date the performance conditions assessment is completed.

However, if the beneficiary stops performing their functions before the three-year LTIP period ends, the Board may decide to maintain the unvested performance share plan under the following conditions:

−    If the beneficiary’s functions are terminated due to death or disability, the TSR, organic cash flow and CSR indicator targets will be considered achieved over the three-year period;

−    If the beneficiary’s functions are terminated due to the loss of his or her office:

-      performance conditions will be assessed by taking into account changes approved for each year until the plan ends, meaning without changing the performance conditions,

-      the award of shares will be pro-rated to his or her effective time with the Company as an executive Corporate Officer.

It is also stipulated that if the beneficiary is no longer an executive Corporate Officer while remaining in the Group during the LTIP period, he or she shall retain their right to shares awarded under the plan.

Maximum award

The CEO, Christel Heydemann, will be awarded 70,000 performance shares and the current Delegate Chief Executive Officer, Ramon Fernandez, will be awarded 18,000 shares under the LTIP 2022-2024. This is the maximum amount that can be awarded, subject to performance and presence conditions.

Stéphane Richard will not be eligible for the LTIP 2022-2024 either as Chairman and CEO (until April 3, 2022) or as a non-executive Chairman of the Board of Directors, like a future non-executive Corporate Officer.

Lock-up period

When the Shareholders’ Meeting authorizes the award of performance shares, Corporate Officers must keep at least 50% of the shares they will receive as registered shares until the end of their term of office. Moreover, Corporate Officers have made the formal commitment not to use hedging instruments on these shares until the end of their term of office.

Loss of the Chairman and CEO’s office

The Board of Directors decided, for awards that it had already approved for Chairman and CEO Stéphane Richard (LTIP 2020-2022 and LTIP 2021-2023), namely a maximum 35,000 Orange shares for each of these plans, that these plans will be maintained even though they are not yet vested, with the presence condition waived, without changing the performance condition, and prorating his actual presence in the company as Chairman and CEO, i.e. until April 3, 2022. As a result, the maximum amount awarded to Stéphane Richard subject to performance conditions would be 26,250 shares for the LTIP 2022-2022 (considering 27 months actually serving as Chairman and CEO out of 36 months of the plan) and 14,583 shares for the LTIP 2021-2023 (considering 15 months actually serving as Chairman and CEO out of 36 months of the plan), without changing any performance conditions or vesting dates (March 31, 2023 and March 31, 2024, respectively).

Annual exceptional income for the Chairman and CEO

On November 24, 2021, Stéphane Richard submitted his resignation as Chairman and Chief Executive Officer to the Board of Directors. His compensation package did not include any severance pay for loss of office, nor is he eligible for unemployment or similar compensation.

The Orange Board of Directors met on January 28, 2022 and decided to separate the functions of Chairman and Chief Executive Officer at this meeting. It also decided at this time that Stéphane Richard will continue his term of office as a non-independent Director (May 19, 2022) and when the new CEO arrives will continue to carry out the duties of non-executive Chairman until a new Chairman arrives. The Board also appointed Stéphane Richard Honorary Chairman of Orange.

Stéphane Richard’s employment contract with Orange was terminated on March 1, 2010 when he was appointed Chairman and Chief Executive Officer of Orange over 11 years ago. The Board of Directors highlighted his commitment at the helm of Orange during sometimes tumultuous times, and always working in the company’s best interests, including the appeasement following the employee crisis and successfully leading Orange’s transformation into a leading multi-services operator in Europe and Africa.

In the process of finding and choosing a candidate to take over as Chief Executive Officer in order to renew the Group’s governance, Stéphane Richard has been committed to maintaining the Group’s proper governance and preparing for the transition in the best possible conditions. Not only did he identify potential candidates, but throughout the entire process, he followed up regularly with the special-purpose committee and the various stakeholders involved. He also got involved with the Company’s employees and representatives regarding communications on the outside hiring and arrival of Christel Heydemann as CEO and the Company’s new separate governance structure. In order to protect the Company’s interests and ensure a smooth transition, and as part of regular discussions, he began supporting the new CEO as she started her functions, considering his intimate knowledge and vision of the global telecoms ecosystem and the challenges Orange faces, the history of strategic issues he has worked on and the close relationships he has been able to forge throughout his 11 years with the Group’s many internal and external partners.

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Stéphane Richard also agreed to continue his functions, both as Chairman and Chief Executive Officer until the new CEO arrives on April 4, 2022 and as non-executive Chairman until his legal term of office ends, even though his corporate term of office as Chairman and CEO was initially to end on January 31, 2022.

Due to the work described above, the Board decided to grant Stéphane Richard exceptional gross compensation of 475,000 euros.

No other exceptional compensation is being considered, particularly regarding the transition of the new CEO.

Plans related to termination of function or loss of corporate office of the CEO

As part of the process of finding and choosing a CEO candidate to renew the Group’s governance, (see Section 5.2.1.8 Board and committee activities during the fiscal year), which led to hiring Christel Heydemann from outside the Company, two specialized firms-Spencer Stuart, a recruitment firm, and an executive compensation firm, Mercer-assisted the special-purpose committee (consisting of the Chair of the GCSERC, Anne-Gabrielle Heilbronner and the Lead Director, Bernard Ramanantsoa) in reviewing the chosen candidate’s current compensation package and external benchmarks (see Section 5.4.1.1 Compensation policy for Executive and Non-Executive Corporate Officers). The Company realized that Chairman and CEO Stéphane Richard’s compensation package did not include any severance pay should he lose his term of office (including income replacement benefits equal to unemployment benefits), which does not align with market practices. This led the Board to institute severance pay, a non-compete agreement, and a specific private unemployment insurance policy for executives (Garantie Sociale des Chefs et Dirigeants d’Entreprise) for Christel Heydemann that the Company will pay for.

In accordance with Afep-Medef Code recommendations, the total amount of severance pay and non-competition compensation that would be paid may not exceed two years of compensation (annual fixed and variable).

Severance pay

If her office is revoked or not renewed and it is not due to gross misconduct or gross negligence, Orange will pay CEO Christel Heydemann gross severance pay equal to 12 months of fixed compensation and annual variable compensation calculated based on the last fixed compensation plus the annual variable compensation paid, with the latter being calculated based on the average annual variable compensation paid for the last 24 months prior to leaving the Company. This compensation will only be due if performance conditions for the annual variable compensation of the past two years prior to leaving the Company were achieved at an average of at least 90%.

Non-compete agreement

In order to protect the Group’s legitimate interests, and considering her duties and the strategic information Christel Heydemann has access to as CEO, she undertakes, for a period of one year starting from the day she ceases to perform CEO functions, to not work for or manage a telecommunication operator in the European Union, directly or indirectly, personally or through a third party in any way or for any purpose, on her own behalf or on behalf of a third party.

The non-compete compensation will be a gross amount equal to 12 months fixed compensation and annual variable compensation, with the variable compensation being calculated based on the average annual variable compensation paid for the last 24 months prior to leaving the Company. Subject to the Board of Directors’ approval, Orange may decide to release the CEO from this commitment at its sole discretion.

Loss of corporate office

Orange will take out a specific insurance policy (Garantie Sociale des Chefs et Dirigeants d’Entreprise) for its CEO, Christel Heydemann. This policy will provide the CEO replacement income (subject to the policy’s terms and conditions) if the Company ever decides to revoke the CEO’s office. Orange will pay for the entire premium and it will be treated as a benefit in kind.

Supplemental retirement plan

Executive Corporate officers do not receive a supplemental retirement plan for their term of office beyond the basic and supplementary pension plans that are compulsory by law.

To match what Christel Heydemann received in previous roles, the Board of Directors decided to set up what is called an "article 82" supplementary defined benefit retirement plan for executive Corporate Officers. Orange will contribute an amount equivalent to 20% of the executive Corporate Officers’ annual fixed and variable compensation to the plan per year and it will be treated as a benefit in kind.

Benefits in kind

In addition to paying for the insurance premium on the private executive unemployment insurance policy for CEO Christel Heydemann, and premiums for the supplementary retirement plan (see above), executive Corporate Officers may also receive a company car with driver, personal legal assistance related to their duties, an annual health check, Internet or telephone access and equipment, including IT equipment, necessary to perform their duties, if they so desire.

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5.4.2      Board of Directors’ report on Director compensation

5.4.2.1     Amount of compensation paid or allocated for 2021 activity

On February 16, 2022, the Board of Directors decided on the allocation of compensation to Directors (formerly "Directors’ fees") for the 2021 fiscal year in accordance with the compensation policy approved by the Shareholders’ Meeting of May 18, 2021.

Pursuant to this policy, the total amount of compensation allocated to Directors for their term of office in respect of the 2021 fiscal year amounts to 712,806 euros. The Chairman and CEO waived his right to receive the compensation allocated to him in respect of his directorship (as has been the case since his appointment). The variable share of this compensation, linked to attendance and participation in the work of the Board and its committees, represents 80.5% of the sums to be paid in respect of fiscal year 2021.

The payment of the compensation of non-executive Directors will be made in the month following the Shareholders’ Meeting of May 19, 2022, subject to approval. Compensation allocated to Directors representing the French State will be paid to the State budget. In addition, the Directors elected by the employees have requested that the compensation for their terms of office be paid to their trade union.

Compensation for activity (in euros)	Gross amounts paid in 2022 (for the 2021 fiscal year)	Gross amounts paid in 2021 (for the 2020 fiscal year)	Gross amounts paid in 2020 ( for the 2019 fiscal year)
Directors
Alexandre Bompard	32,000	38,000	32,000
Stéphanie Besnier (3)	36,222	N/A	N/A
Bpifrance Participations	40,000	24,000	22,000
Sébastien Crozier (1)	58,000	62,000	54,000
Laurence Dalboussière (1)	44,000	22,167	N/A
Vincent Gimeno (1)	4,806	N/A	N/A
Anne-Gabrielle Heilbronner	63,000	57,000	30,111
Christel Heydemann	58,000	56,000	50,000
Helle Kristoffersen	46,000	46,000	36,000
Anne Lange (2)	54,000	54,000	54,000
Bernard Ramanantsoa	84,000	81,329	70,000
Frédéric Sanchez	42,000	20,167	N/A
Jean-Michel Severino	56,000	54,000	46,000
Magali Vallée (1)	4,806	N/A	N/A
Former Directors
Philippe Charry (1)	N/A	19,833	19,472
Hélène Dantoine (3)	N/A	39,028	37,972
Charles-Henri Filippi	N/A	35,504	79,000
Fabrice Jolys (1)	47,194	54,000	52,000
Luc Marino (1)	N/A	N/A	20,528
René Ollier (1)	39,194	42,000	38,000
Mouna Sepehri	N/A	N/A	5,889
Claire Vernet-Garnier (3)	21,778	7,778	N/A
Total	731,000	712,806	646,972

(1)   Directors who requested the direct payment of their compensation to their trade union.

(2)   Director proposed by the French State; 15% of the amount of compensation due is paid to the French State budget.

(3)   Directors representing the French State, whose compensation is paid to the French State budget.

N/A: not applicable.

5.4.2.2     Director compensation policy

In accordance with the law, the maximum amount of compensation that can be paid annually to Directors is set by the Shareholders’ Meeting. The resolution approved remains valid until a new decision is made by the Shareholders’ Meeting. The Shareholders’ Meeting of May 27, 2014 set this amount at 750,000 euros. The Board of Directors is asking the Shareholders’ Meeting of May 19, 2022 to vote to increase this amount to 1,050,000 euros, considering the large number of Board and Committee meetings every year with high attendance rates, the amount of work and time the chairs of the three committees dedicate to their duties. Additionally, benchmarks were created based on the practices and director compensation of similar major French companies. The Board used all of the above when formulating this proposal.

At the beginning of every year, the Board of Directors sets the compensation policy for Directors based on their term of office for the fiscal year within the amount limit decided on by the Shareholders’ Meeting, and upon a proposal by the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC). Then it is put to vote at the Shareholders’ Meeting ("say-on-pay" ex ante).

At its meeting on February 16, 2022, the Board of Directors set the compensation policy for Directors. It decided to use the following points as a scale for the 2022 fiscal year:

−    a fixed amount of 10,000 euros per Director per year calculated prorata temporis where applicable;

−    an amount directly related to attendance and participation in the work of the Board and its committees, namely:

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-      3,000 euros per meeting of the Board of Directors and the Strategic Seminar,

-      2,000 euros per meeting of the Audit Committee, the GCSERC and the Innovation and Technology Committee,

-      2,000 euros additional per Committee meeting for the Chairmen of the Committees.

The total amounts definitively allocated may not exceed the maximum amount set by the Shareholders’ Meeting, and consequently, these amounts may not be reduced after cross multiplying once they are granted.

Corporate officers who are also directors will not be eligible for this compensation.

In addition, the Internal Guidelines of the Board of Directors provide for:

−    the creation of special-purpose committees, when the Board of Directors decides to assign, on an exceptional basis, a task to one (or several) of its members or one (or several) third parties, with the Board of Directors deciding the main characteristics of this task (Article 5);

−    the appointment by the Board of Directors, on the proposal of the GCSERC, of a Lead Director from among the independent Directors (Article 10).

In this context, it is recommended that the following scale be used:

−    in accordance with Article 5 of the Board’s Internal Guidelines, the Board of Directors will determine not only the special-purpose committees’ assignments, but their compensation as well, if applicable, taking into account the type of assignment, the duration of the assignment and the time needed to complete the assignment;

−    a fixed amount of 15,000 euros per year for the Lead Director for his or her assignment.

Compensation for members of the special-purpose committee, where applicable, or for the Lead Director, can be paid in the same form as the compensation allocated to Directors, and in these two cases under the same conditions relating to any maximum amount and reductions applying to sums allocated under non-executive Director compensation.

The Directors elected by the employees and the Directors representing employee shareholders receive compensation for their activities under the same conditions and in the same manner as any other non-executive Director.

5.4.2.3     Other compensation

The following table sets out the compensation paid to the Directors elected by the employees and the Directors representing employee shareholders, excluding compensation for their activities as non-executive Directors (already mentioned above).

Gross amounts (in euros)	Amounts paid in 2021	Amounts paid in 2020
Sébastien Crozier	218,396	208,993
Laurence Dalboussière	88,490	51,139
Vincent Gimeno (1)	6,511	N/A
Fabrice Jolys (2)	41,264	41,556
René Ollier (3)	37,072	37,378
Magali Vallée (4)	3,281	N/A

(1)   Starting from December 3, 2021.

(2)   Until December 2, 2021.

(3)   Until December 2, 2021.

(4)   Starting from December 3, 2021.

N/A: Not Applicable.

This amount includes all compensation paid in respect of the 2021 fiscal year: gross salaries, bonuses (including annual variable compensation), LTIP, benefits in kind, profit-sharing and incentive bonuses (excluding any employer’s matching contribution as regards the last two items).

The directors elected by the employees and the directors representing employee shareholders are employed by Orange SA as civil servants or private company employees contractually covered by the national telecommunication collective bargaining agreement. Like eligible Orange group employees, they receive bonus share allocation plans (where applicable as part of Long Term Incentive Plans - LTIP).

With the exception of this compensation, non-executive Directors receive no compensation other than that paid for their office.

Furthermore, there are no contracts linking any member of the Board of Directors to Orange SA or any of its subsidiaries that provide for the granting of any benefits to this Director at the end of his or her term.

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5.4.3      Compensation of members of the Executive Committee

The Executive Committee’s members are described in Section 5.1.1. Executive Committee.

The overall gross amount, excluding employer social security contributions, of compensation due for the 2021 fiscal year from Orange SA and controlled companies to all members of the Orange Executive Committee is 13,112,682 euros.

This amount includes all compensation due in respect of the 2021 fiscal year: gross salaries, bonuses (including annual variable compensation), granted shares, benefits in kind, profit-sharing and incentive bonuses (excluding any employer’s matching contribution as regards the last two items).

The annual variable portions included are the target amounts for 2021 to be paid in 2022 concerning Executive Committee members, but not including Directors and Officers. For Directors and Officers, the variable portion included is the part due for 2021 and to be paid in 2022.

The employment contracts of the members of the Executive Committee (excluding Corporate Officers), signed from January 1, 2015, include a clause providing for contractual severance pay not exceeding 15 months of salary based on total annual gross compensation (including any termination pay provided for by contractual agreements).

The members of the Executive Committee do not receive Directors’ compensation for their positions as Directors or Officers of the Orange group’s subsidiaries.

They did not receive any stock options during the 2021 fiscal year.

The Board of Directors set up share-based Long-Term Incentive Plans (LTIP) that also apply to Executive Committee members subject to the terms and conditions voted on by the Shareholders’ Meeting.

The LTIP 2019-2021 allowed for 15,000 shares to be awarded to the Delegate CEOs and executive officers who are divisional heads and 10,000 shares to the other senior executives.

The thirty-first resolution submitted to the Shareholders’ Meeting of May 18, 2021 related to the LTIP for the 2021-2023 period, which applies to members of the Executive Committee with the same share-based compensation levels as the LTIP 2019-2021.

Stock options awarded to the top 10 employees and options exercised by them

During the 2021 fiscal year, neither Orange SA nor any other Group company awarded any stock options to employees.

There have been no stock option plans in effect since 2017, the date the last Orange SA stock option plan matured. Therefore, no stock options were exercised during the fiscal year.

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6.       Shareholder Base and Shareholders’ Meeting

6.1Share capital

6.1.1Amount and history of the share capital

6.1.2Securities giving access to the capital

6.1.3Authorizations to carry out capital increases

6.1.4Treasury shares - Share Buyback program

6.2Major shareholders

6.2.1Distribution of capital and voting rights

6.2.2Direct or indirect control of Orange SA

6.3Dividend distribution policy

6.4Statutory information on shares and Shareholders’ Meetings

6.4.1Rights, preferences and restrictions attached to shares

6.4.2Actions necessary to modify shareholders’ rights

6.4.3Rules for participation in and notice of Shareholders’ Meetings

6.4.4Declarations of threshold crossing

6.5Draft resolutions to be submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 19, 2022

6.6Report of the Board of Directors on the resolutions submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 19, 2022

6.7Statutory Auditors’ Reports on resolutions and related party agreements

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6.1     Share capital

6.1.1      Amount and history of the share capital

At December 31, 2021, the share capital of Orange SA was 10,640,226,396 euros. It was divided into 2,660,056,599 fully paid-up shares with a par value of four euros each. The share capital has not increased over the last two fiscal years.

6.1.2      Securities giving access to the capital

Under the terms of the settlement agreement signed in 2002 that ended the partnership with MobilCom to develop the mobile business in Germany, on March 3, 2003, Orange issued 430,705 perpetual bonds redeemable for shares (TDIRAs) with a par value of 14,100 euros, for an overall amount of 6,073 million euros, reserved for members of the banking syndicate and for creditor equipment suppliers of MobilCom. At December 31, 2021, there were 44,880 TDIRAs outstanding with a total nominal value of 633 million euros. See Note 13.4 TDIRAs to the Consolidated Financial Statements.

Potential issuance of new shares

The table below shows the number of new shares that would be issued if all securities giving access to the capital outstanding at December 31, 2021 were converted or redeemed in shares and all stock options existing on the same date were exercised, as well as the number of shares that would comprise the Company’s capital following the issuance of such shares.

	Corresponding shares	% of the capital (on a fully diluted basis)
Perpetual bonds redeemable for shares (1)	27,243,371	1.01
Share subscription options (2)	0	0
Subtotal	27,243,371	1.01
Capital at December 31, 2021	2,660,056,599	98.99
Total	2,687,299,970	100

(1)   See Note 13.4 to the Consolidated Financial Statements.

(2)   See Section 5.4.1.2 History of stock-option grants (table No. 8) and Note 6.3 to the Consolidated Financial Statements.

Note 15.7 Earnings per share to the Consolidated Financial Statements (Section 3.3) presents the weighted average number of outstanding and dilutive shares, calculated in accordance with IAS 33 Earnings per share.

6.1.3      Authorizations to carry out capital increases

The Orange SA Shareholders’ Meeting of May 18, 2021 approved various financial authorizations that delegated to the Board of Directors the authority to increase the capital of the Company by issuing shares or other securities, with or without preferential subscription rights (public offering, contribution of securities, etc.) and subject to certain conditions (outside the periods of public tender offers for the Company’s securities, ceilings, etc.).

The Orange SA Shareholders’ Meeting also delegated authority to the Board of Directors to carry out capital increases reserved for members of the Group savings plan.

Current delegations granted to the Board of Directors by the Shareholders’ Meeting in terms of capital increases and the use made of these delegations are mentioned in Section 6.6 Report of the Board of Directors on the resolutions.

The Shareholders’ Meeting of May 19, 2022 will once again be asked to authorize the Board of Directors to carry out capital increases (see Section 6.6 Report of the Board of Directors on the resolutions).

6.1.4      Treasury shares - Share Buyback program

The Shareholders’ Meeting of May 18, 2021 renewed the share Buyback program for 18 months within a limit of 10% of the share capital outstanding at the date of this Meeting. On February 16, 2022 the Board of Directors resolved to ask the Shareholders’ Meeting of May 19, 2022 to renew this authorization under the same conditions.

A description of the program for 2022 appears in the Report of the Board of Directors on the fifteenth resolution submitted to the Shareholders’ Meeting of May 19, 2022 (see Section 6.6 Report of the Board of Directors on the resolutions).

In the context of French Financial Markets Authority (Autorité des marchés financiers - AMF) decision no. 2021-01 of June 22, 2021, Orange and Rothschild Martin Maurel entered into a new liquidity contract on February 11, 2019, replacing the contract executed in May 2007. This latter agreement reduced the resources allocated to the liquidity account which, on the date of implementation of the new contract, amounted to 950,000 Orange shares and 37,913,500 euros. At December 31, 2021, the liquidity account contained no Orange shares but 50,809,592.11 euros in cash.

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Summary of purchases and sales of treasury shares during the 2021 fiscal year

Objective of the purchases	Number of shares held at December 31, 2020	Number of shares purchased	Gross weighted average price (in euros)	Number of shares sold	Gross weighted average price (in euros)	Number of shares held at December 31, 2021	% of capital
Shares allocated to employees	1,095,099	27,442,559	9.47	26,528,158 (1)	2.96	2,009,500	0.08%
Liquidity contract	170,000 (2)	19,740,243	9.91	19,910,243	9.92	0 (3)	0.00%
Total	1,265,099	47,182,802		46,438,401		2,009,500	0.08%

(1)   Of which 11,839,000 shares subscribed by employees at a price of €6.64 per share and 14,236,974 shares as part of the Together 2021 offer; 452,184 shares granted on expiry of the Orange Vision 2020 and LTIP 2018-2020 plans and, in accordance with Article L. 225-197-3 of the French Commercial Code, to the heirs and assigns of beneficiaries of free share plans who died or became incapacitated before the end of the plans’ vesting period.

(2)   Position at December 29, 2020 in order to take into account the two business days needed for transfer of ownership.

(3)   Position at December 29, 2021 in order to take into account the two business days needed for transfer of ownership.

6.2     Major shareholders

6.2.1      Distribution of capital and voting rights

Holder	December 31, 2021			December 31, 2020			December 31, 2019
	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights
Bpifrance Participations (1)	254,219,602	9.56%	8.19%	254,219,602	9.56%	8.20%	254,219,602	9.56%	8.23%
French State	356,194,433	13.39%	21.22%	356,194,433	13.39%	21.23%	356,194,433	13.39%	21.31%
Total Public Sector	610,414,035	22.95%	29.41%	610,414,035	22.95%	29.43%	610,414,035	22.95%	29.54%
Group employees (2)	196,264,286	7.38%	10.81%	163,270,522	6.14%	9.67%	144,262,978	5.42%	8.99%
Treasury shares	2,009,500	0.07%	0.00%	1,265,099	0.05%	0.00%	9,742,968	0.37%	0.00%
Free float	1,851,368,778	69.60%	59.78%	1,885,106,943	70.86%	60.90%	1,895,636,618	71.26%	61.47%
Total	2,660,056,599	100%	100%	2,660,056,599	100%	100%	2,660,056,599	100%	100%

(1)   Public financing and investment group for businesses, resulting from the merger of OSEO, CDC Entreprises, FSI and FSI Régions.

(2)   Includes shares held as part of the Group savings plan, in particular through the Orange Actions and Orange Ambition International mutual funds, or directly by employees in registered form.

The public sector (the French State and Bpifrance Participations) and the Orange Actions mutual fund of the Group savings plan invested in Orange shares have double voting rights for their shares held in registered form for over two years (see Section 6.4.1 Rights, preferences and restrictions attached to shares).

The French State and Bpifrance Participations hold in concert 22.95% of the capital and 29.41% of voting rights at Shareholders’ Meetings, taking into consideration the double voting rights.

At December 31, 2021, the mutual funds of the Group savings plan invested in Orange shares represented 6.83% of the Company’s capital and 10.05% of voting rights at Shareholders’ Meetings. The regulations governing the mutual funds state that voting rights attached to securities held as fund assets are exercised by the Supervisory Boards of these funds. In the absence of an express reference in the regulations to the cases where the Supervisory Boards must gather the prior opinions of unit holders, the Supervisory Boards decide on the tender of securities held as fund assets to public tender or exchange offers, in accordance with Article L. 214-164 of the French Monetary and Financial Code.

As of the date of this document, to Orange’s knowledge, no shareholder other than the French State, Bpifrance Participations and Group employees (in particular via the Orange Actions mutual fund) held, directly or indirectly, more than 5% of the capital or voting rights.

6.2.1.1     Changes in the distribution of capital held by major shareholders over the last three fiscal years

In the last three fiscal years, the Company has bought and sold treasury shares to meet obligations related to employee share allocation programs. In December 2021, Orange sold 26 million existing shares to employees as part of the Together 2021 Employee Offering. To Orange’s knowledge, there has been no major change in the distribution of capital and voting rights since December 31, 2021.

6.2.1.2     Information on shareholders’ agreements

On February 23, 2016, the French Financial Markets Authority (Autorité des marchés financiers - AMF) was notified of the execution, on February 18, 2016, of a new shareholders’ agreement between the French Republic and Bpifrance Participations. This agreement replaces the previous shareholders’ agreement signed between the same parties on December 24, 2012, formalizing the existing concert action between them with respect to their shareholding in Orange.

The shareholders’ agreement has been established for a period of two years (renewable), and stipulates that the parties will:

−    consult on the vote of resolutions put to the Shareholders’ Meeting, with a commitment to exchange respective views and seek a common position on resolutions, without being under any obligation to reach a joint position;

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−    consult each other on the form (within the meaning of Article L. 228-1 of the French Commercial Code) of their Orange securities.

6.2.1.3     Additional information on the distribution of the free float

Orange regularly identifies its shareholders, notably via the procedure known as "Identifiable Bearer Shares" (IBS). As of December 31, 2021, institutional investors held 63.0% of the capital (down by 1.9 points compared to 2020) and individual investors 6.6% (up by 0.6 points).

Geographical distribution of institutional investors at December 31, 2021

France	25%
United Kingdom	12%
Other European countries	21%
Europe Total	58%
North America	36%
Rest of the world	6%
Total	100%

Source:IBS survey.

6.2.2      Direct or indirect control of Orange SA

As of the date of this document, the public sector (French State and Bpifrance Participations) has three representatives out of a total of 14 members on the Board of Directors of Orange (see Section 5.1.1 Board of Directors).

Orange’s main shareholder is the public sector: the French State, which, in concert with Bpifrance Participations, held 22.95% of the share capital and 29.41% of voting rights at December 31, 2021. As is the case with all Orange’s shareholders, these shares carry double voting rights when held in registered form for over two years (see above Sections 6.2.1.2 Information on shareholders’ agreements and 6.2.1 Distribution of capital and voting rights). While not giving it as such the ability to exercise control over the Company, this level of holding could, based on the attendance rate at Shareholders’ Meetings in the past, allow the public sector to block the adoption of resolutions requiring a qualified majority vote by the shareholders.

In light of the recommendations of the Afep-Medef Code, revised in January 2020, Orange has put in place Corporate Governance rules to ensure the proper operation of the Board of Directors and its specialist committees in respecting the interests of all shareholders. The Board of Directors comprises 5 independent Directors including a Lead Director (See section 5.2 Operation of the management and supervisory bodies). Orange therefore feels there is no risk that the French State may exercise control in an abusive manner.

No other natural or legal persons exercise or could exercise control over Orange, be it directly or indirectly, or individually, jointly or in concert.

To Orange’s knowledge, there is no agreement which, if implemented, could, at a later date, entail a change in its control.

6.3     Dividend distribution policy

For the 2020 fiscal year, Orange distributed a dividend of 0.70 euros per share, plus 0.20 euros linked to the favorable decision of the French Conseil d’État concerning a long-standing tax dispute.

For the fiscal year 2021, the Shareholders’ Meeting of May 19, 2022 will decide on the distribution of a dividend of 0.70 euros per share. Taking into account an interim dividend of 0.30 euros paid on December 15, 2021, the balance of the dividend, subject to approval by the Shareholders’ Meeting, will amount to 0.40 euros per share and will be paid in cash on June 9, 2022. The ex-dividend date will be June 7, 2022.

With respect to the 2022 fiscal year, the payment of a dividend of 0.70 euros per share will be proposed to the Shareholders’ Meeting in 2023. An interim dividend of 0.30 euros per share will be paid in December 2022.

Past dividend payments

Fiscal year	2020	2019	2018	2017	2016
Dividend per share (in euro)	0.90	0.50	0.70	0.65	0.60

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6.4     Statutory information on shares and Shareholders’ Meetings

6.4.1      Rights, preferences and restrictions attached to shares

Orange has only issued ordinary shares. Each share shall entitle its holder to a portion of the corporate profits and assets proportional to the amount of capital represented thereby. Furthermore, each share shall entitle its holder to vote and be represented in the Shareholders’ Meetings in accordance with provisions of the law and of the Bylaws. Ownership of one share implies, ipso jure, adherence to the Bylaws and the decisions of the Shareholders’ Meeting.

There is no clause in the Bylaws providing for double or multiple voting rights for Orange shareholders. However, in accordance with legal stipulations, double voting rights are automatically granted to all shares held in registered form by the same holder for at least two years.

The shareholders shall only be liable for losses within the limits of their contributions to the Company’s capital.

Payment of dividends

The terms and conditions for the payment of the dividends approved by the Shareholders’ Meeting are determined by the Shareholders’ Meeting, or in lieu, by the Board of Directors. However, cash dividends must be paid within a maximum of nine months after the close of the fiscal year, unless extended by court order. The Ordinary Shareholders’ Meeting may grant each shareholder, for all or part of the dividends to be distributed, an option between payment of the dividends in cash or in shares, subject to legal requirements.

Interim dividends may be distributed before the approval of the financial statements for the fiscal year when the balance sheet established during or at the end of a fiscal year and certified by a Statutory Auditor shows that the Company has made a profit since the close of the last fiscal year, after recognizing the necessary depreciation, amortization and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the Bylaws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.

Dividends not claimed within five years after the payment date shall be deemed to expire and revert to the French State.

Disposal and transfer of shares

Shares are freely negotiable, subject to applicable legal and regulatory provisions. They shall be registered in a share account and are transferred by means of a transfer order from account to account.

6.4.2      Actions necessary to modify shareholders’ rights

Shareholders’ rights may be modified as allowed by law. Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. The Meeting may not, however, increase shareholder commitments, except for properly executed transactions resulting from a share consolidation.

6.4.3      Rules for participation in and notice of Shareholders’ Meetings

Access to, participation in and voting rights at Shareholders’ Meetings

Shareholders’ Meetings are composed of all shareholders whose shares are fully paid-up and for whom a right to attend Shareholders’ Meetings has been established by registration of their shares in an account in the name either of the shareholder or of the intermediary holding their account, where the shareholder is not resident in France, by midnight (Paris time) on the second business day preceding the Meeting.

The shares must be registered within the time limit specified in the preceding paragraph either in an account in their own name maintained by the Company, or in the bearer share accounts maintained by the authorized intermediary.

If it sees fit to do so, the Board of Directors may distribute personalized admission cards to shareholders and require them to produce these cards at the Meeting.

Shareholders participating via video-conferencing or other means of telecommunication which meet legal and regulatory conditions and allow identification shall be deemed present for the calculation of quorum and majority at Shareholders’ Meetings. The Board of Directors organizes, in accordance with legal and regulatory requirements, the participation and vote of the Shareholders’ Meeting, assuring, in particular, the effectiveness of the means of identification.

Any shareholder may, in accordance with legal and regulatory requirements, vote without attending the Meeting or grant a proxy to any other physical person or legal entity of his or her choice. Shareholders may, in accordance with legal and regulatory requirements, send their vote or proxy, either by hard copy or via electronic means of telecommunication, until 3:00 pm (Paris time) the day before the Shareholders’ Meeting. Transmission methods are set forth by the Board of Directors in the notice of Meeting and the notice to attend.

Shareholders sending in their vote within the time limit specified under this section, by means of the form provided by the Company to shareholders, are deemed present or represented at the Meeting.

The forms for sending in a vote or a proxy, as well as the certificate of attendance, can be completed in electronic format duly signed under the conditions provided for in the applicable laws and regulations. For this purpose, the recording of the electronic signature on the certificate can be made directly on the Internet site established by the organizer of the Meeting.

Shareholders who are not resident in France may be represented at a Shareholders’ Meeting by a registered intermediary who may participate subject to legal requirements.

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Notice of Shareholders’ Meetings

Shareholders’ Meetings are convened by the Board of Directors, or, failing that, by the Statutory Auditors, or by any person empowered for this purpose. Meetings are held at the registered office or at any other location indicated in the notice to convene. Subject to exceptions provided by law, notice must be given at least 15 days before the date of the Shareholders’ Meeting. When the Shareholders’ Meeting cannot deliberate due to the lack of the required quorum, the second Meeting and, if applicable, the second postponed Meeting, must be called at least 10 days in advance in the same manner as the first notice.

Ordinary Shareholders’ Meeting

Ordinary Shareholders’ Meetings are those Meetings called to make any and all decisions that do not amend the Bylaws. An Ordinary Meeting shall be convened at least once a year within six months of the end of each fiscal year in order to approve the Statutory and Consolidated Financial Statements for the fiscal year in question or, in the case of postponement, within the period established by court order. Upon first notice, the Meeting shall only validly deliberate if the shareholders present or represented by proxy or voting by mail represent at least one-fifth of the shares entitled to vote. Upon second notice, no quorum is required. Decisions are made by a majority of votes held by the shareholders present, represented by proxy, or voting by mail.

Extraordinary Shareholders’ Meeting

Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. Subject to the legal provisions governing capital increases by incorporation of reserves, profits or premiums, the Extraordinary Shareholders’ Meeting shall only validly deliberate if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote when convened for the first time, or one-fifth when convened for the second time. If the latter quorum is not reached, the second Meeting may be postponed to a date no later than two months after the date for which it was called. Subject to the same condition, the second Meeting shall make decisions by a two-thirds majority of the shareholders present, represented by proxy, or voting by mail.

6.4.4      Declarations of threshold crossing

In addition to the legal obligation to inform the Company and the French Financial Markets Authority (Autorité des marchés financiers - AMF) when thresholds of 5%, 10%, 15%, 20%, 25%, 30%, 33 1/3%, 50%, 66 2/3%, 90% and 95% of the capital and voting rights are crossed, any individual or legal entity, acting alone or in concert with others, who acquires, directly or indirectly, as defined by Articles L. 233-7 et seq. of the French Commercial Code, a number of shares, voting rights or securities representing shares equal to 0.5% of the capital or voting rights in Orange is required, within five trading days from the date of registration of the securities that result in reaching or crossing such threshold, to declare to Orange by registered letter with return receipt, the total number of shares, voting rights and securities giving access to the capital that such individual or entity holds.

This declaration must be repeated in accordance with the conditions indicated above each time a new 0.5% threshold is reached or crossed, whether crossing above or below, for any reason whatsoever, including beyond the 5% threshold.

In the event of failure to comply with any of the provisions set forth above, the shareholder or shareholders in question shall be deprived of the voting rights attached to any securities in excess of the thresholds, subject to legal provisions and limits, if one or more shareholders holding at least 0.5% of the capital or voting rights so requests at a Shareholders’ Meeting.

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6.5     Draft resolutions to be submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 19, 2022

The draft resolutions presented below were approved by the Board of Directors’ Meetings of February 16, 2022 and March 30, 2022 . Additional draft resolutions have been included in the agenda of the Shareholders’ Meeting pursuant to Article L. 225-105 of the French Commercial Code.

The final draft of the resolutions put to the Shareholders’ Meeting will be published on the website at www.orange.com, see Finance/Annual Shareholders’ Meeting, and in the notice provided for in Article R. 225-66 of the French Commercial Code.

Resolutions within the competence of the Ordinary Shareholders’ Meeting

First resolution

Approval of the statutory financial statements for the fiscal year ended December 31, 2021

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Management Report of the Board of Directors and the Statutory Auditors’ Report, approves the statutory financial statements as presented for the fiscal year ended December 31, 2021, as well as the transactions reflected in those statutory financial statements and summarized in those reports. It approves the loss of 1,905,252,426.83 euros for this fiscal year.

Second resolution

Approval of the consolidated financial statements for the fiscal year ended December 31, 2021

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Management Report of the Board of Directors and the Statutory Auditors’ Report on the consolidated financial statements, approves the consolidated financial statements as presented for the fiscal year ended December 31, 2021, as well as the transactions reflected in those consolidated financial statements and summarized in those reports.

Third resolution

Allocation of income for the fiscal year ended December 31, 2021, as stated in the statutory financial statements

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Management Report of the Board of Directors and the Statutory Auditors’ Report on the statutory financial statements:

(i)    notes that, in view of the loss for the fiscal year of (1,905,252,426.83) euros and the retained earnings of 9,006,158,971.93 euros (before allocation of the interim dividend provided for in (iii) below), the distributable profit amounts to 7,100,906,545.10 euros;

(ii)   resolves to pay a dividend of 0.70 euro per share to shareholders and to allocate the balance to "Retained earnings";

(iii)  notes that, in view of the interim dividend of 0.30 euro per share paid on December 15, 2021, the balance of the dividend to be paid amounts to 0.40 euro per share.

The ex-dividend date will be June 7, 2022; the balance of the dividend will be paid on June 9, 2022.

The Shareholders’ Meeting grants full powers to the Board of Directors to determine the total dividend amount, in particular considering the number of treasury shares at the payment date, and, consequently, to determine the amount of the balance of the distributable income that will be allocated to the "Retained earnings" account.

Please note that the balance of the dividend to be paid is eligible in the gross amount received for the 40% tax allowance under the conditions set out in Article 158-3-2 of the French General Tax Code, applicable to individuals residing in France for tax purposes.

Dividends paid in respect of the last three fiscal years, were as follows:

Fiscal Year	Number of shares (excluding treasury shares)	Dividend per share	Portion of dividend eligible for the 40% tax allowance
2018	2,652,992,864	€0.70	100%
2019	2,658,562,160	€0.50	100%
2020	2,659,279,906	€0.90	100%

Fourth resolution

Agreements provided for in Articles L. 225-38 et seq. of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Statutory Auditors’ Special Report on the related-party agreements provided for in Articles L. 225-38 et seq. of the French Commercial Code, takes note of the conclusions of the said report and approves the new agreements authorized and entered into in the fiscal year ended December 31, 2021.

Fifth resolution

Appointment of a Director

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, resolves to appoint Mr. Jacques Aschenbroich, as Director, to replace Mr. Stéphane Richard, whose term of office as Director expires at the end of this Ordinary Shareholders’ Meeting, for a period of four years that would expire at the end of the Ordinary Shareholders’ Meeting that will be convened to approve the financial statements for the fiscal year ending December 31, 2025.

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Sixth resolution

Appointment of a Director

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, resolves to appoint Ms. Valérie Beaulieu-James, as Director to replace Ms. Helle Kristoffersen, for a period of four years that would expire at the end of the Ordinary Shareholders’ Meeting that will be convened to approve the financial statements for the fiscal year ending December 31, 2025.

Seventh resolution

Setting the amount of the overall annual compensation for Directors

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors, resolves to set, as from fiscal year 2022, the maximum amount of the annual fixed sum provided for by Article L. 225-45 of the French Commercial Code to be allocated to Directors as compensation for their activity, at 1,050,000 euros, and this shall be so unless a contrary decision is taken by the Shareholders’ Meeting.

Eighth resolution

Approval of the information mentioned in Article L. 22-10-9 I. of the French Commercial Code, pursuant to I of Article L. 22-10-34 of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors provided for in Article L. 225-37 of the French Commercial Code, approves, pursuant to I of Article L. 22-10-34 of the French Commercial Code, the information mentioned in I of Article L. 22-10-9 of the French Commercial Code, as presented in Sections 5.4.1.2, 5.4.2.1 and 5.4.2.3 of the Company’s 2021 Universal Registration Document.

Ninth resolution

Approval of the components of compensation paid during the fiscal year ended December 31, 2021 or allocated in respect of the same fiscal year to Mr. Stéphane Richard, Chairman and Chief Executive Officer, pursuant to II of Article L. 22-10-34 of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors provided for in Article L. 225-37 of the French Commercial Code, approves, pursuant to II of Article L. 22-10-34 of the French Commercial Code, the fixed, variable and exceptional components comprising the total compensation and benefits of any kind paid during the fiscal year ended December 31, 2021 or allocated in respect of the same fiscal year to Mr. Stéphane Richard, Chairman and Chief Executive Officer, as presented in Section 5.4.1.2 of the Company’s 2021 Universal Registration Document.

Tenth resolution

Approval of the components of compensation paid during the fiscal year ended December 31, 2021 or allocated in respect of the same fiscal year to Mr. Ramon Fernandez, Delegate Chief Executive Officer, pursuant to II of Article L. 22-10-34 of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors provided for in Article L. 225-37 of the French Commercial Code, approves, pursuant to II of Article L. 22-10-34 of the French Commercial Code, the fixed, variable and exceptional components comprising the total compensation and benefits of any kind paid during the fiscal year ended December 31, 2021 or allocated in respect of the same fiscal year to Mr. Ramon Fernandez, Delegate Chief Executive Officer, as presented in Section 5.4.1.2 of the Company’s 2021 Universal Registration Document.

Eleventh resolution

Approval of the components of compensation paid during the fiscal year ended December 31, 2021 or allocated in respect of the same fiscal year to Mr. Gervais Pellissier, Delegate Chief Executive Officer, pursuant to II of Article L. 22-10-34 of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors provided for in Article L. 225-37 of the French Commercial Code, approves, pursuant to II of Article L. 22-10-34 of the French Commercial Code, the fixed, variable and exceptional components comprising the total compensation and benefits of any kind paid during the fiscal year ended December 31, 2021 or allocated in respect of the same fiscal year to Mr. Gervais Pellissier, Delegate Chief Executive Officer, as presented in Section 5.4.1.2 of the Company’s 2021 Universal Registration Document.

Twelfth resolution

Approval of the 2022 compensation policy for the Chairman and Chief Executive Officer, the Chief Executive Officer, and the Delegate Chief Executive Officer(s), pursuant to Article L. 22-10-8 of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, pursuant to II of Article L. 22-10-8 of the French Commercial Code, approves the 2022 compensation policy for the Chairman and Chief Executive Officer, the Chief Executive Officer and the Delegate Chief Executive Officer(s) by virtue of their office, as detailed in Section 5.4.1.3 of the Company’s 2021 Universal Registration Document.

Thirteenth resolution

Approval of the 2022 compensation policy for the separated Chairman of the Board of Directors, pursuant to Article L. 22-10-8 of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, pursuant to II of Article L. 22-10-8 of the French Commercial Code, approves the 2022 compensation policy for the separated Chairman of the Board of Directors by virtue of his office, as detailed in Section 5.4.1.3 of the Company’s 2021 Universal Registration Document.

Fourteenth resolution

Approval of the compensation policy for Directors, pursuant to Article L. 22-10-8 of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, pursuant to II of Article L. 22-10-8 of the French Commercial Code, approves the compensation policy for the Directors by virtue of their office, as detailed in Section 5.4.2.2 of the Company’s 2021 Universal Registration Document.

Fifteenth resolution

Authorization to be granted to the Board of Directors to purchase or transfer Company shares

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors, authorizes the Board of Directors, pursuant to Articles L. 22-10-62 et seq. and L. 225-210 et seq. of the French Commercial Code, to purchase Company shares, within a limit of 10% of the share capital existing on the date of this Shareholders’ Meeting, under the following conditions:

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−    the maximum purchase price will not exceed 24 euros per share, it being specified that in the event of transactions affecting the capital, in particular by capitalization of reserves followed by the issuance and free shares allocation, and/or through a stock split or reverse stock split, this price will be adjusted accordingly;

−    the maximum amount of funds allocated to the share Buyback program is 6,384,135,837.60 euros;

−    purchases carried out by the Company pursuant to this authorization may under no circumstances cause it to hold, directly or indirectly, at any time, more than 10% of the shares comprising the share capital;

−    purchases or transfers of shares may be carried out at any time, in accordance with applicable legal and regulatory provisions. However, the Board of Directors may not, unless prior authorization is obtained from the Shareholders’ Meeting, make use of this delegation of authority from the date of the filing by a third party of a public tender offer for the Company’s shares, and until the end of the offer period;

−    purchases or transfers of shares may be carried out by any means, in accordance with the conditions provided for by law, in particular on regulated markets, organized multilateral trading systems or over-the-counter, including through block disposals or purchases or by use of derivative securities traded on regulated markets;

−    this authorization is valid for a period of 18 months.

These share purchases may be carried out for any purpose permitted by law, the objectives of this share Buyback program being:

(i)    to fulfill obligations related to:

a.    stock option plans and other allocations of shares to the employees of the Company or affiliates, and in particular to allocate shares to employees of the Company and its Group entities as part of (i) the Company’s profit-sharing scheme, (ii) any share purchase or stock option plan, including any free share allocates benefiting all or certain employees and Corporate Officers, or (iii) any Orange group employee shareholding plan (including any disposal of shares provided for in Article L. 3332-24 of the French Labor Code), and to carry out any transactions necessary to cover the requirements of these plans or programs,

b.  securities giving access to the Company’s shares (including all transactions necessary to cover the requirements relating to these securities), including securities subscribed for by employees or former employees of the Company and entities of its Group,

(ii)   to ensure the liquidity of the Company’s share pursuant to a liquidity contract with an investment services provider in compliance with French Financial Markets Authority (Autorité des marchés financiers - AMF) decision no. 2021-01 of June 22, 2021;

(iii)  to keep shares for subsequent delivery in exchange or as payment within the framework of potential external growth transactions;

(iv)  to reduce the capital of the Company in accordance with the twentieth resolution of this Shareholders’ Meeting, subject to its adoption.

The Shareholders’ Meeting grants full powers to the Board of Directors, with the right to delegate in accordance with the conditions provided for by law, to decide and implement this authorization, to clarify its terms and to decide details, to place all market orders, enter into all agreements, draw up all documents, in particular those providing information, carry out all formalities, including to allocate or reallocate the shares acquired for the different objectives sought, and make all declarations to all organizations and, generally, take all necessary measures.

The unused portion of the delegation of authority granted pursuant to the eighteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021 is hereby terminated with immediate effect.

Resolutions within the competence of the Extraordinary Shareholders’ Meeting

Sixteenth resolution

Amendments of the Bylaws: amendment of Articles 2, 13, 15 and 16 of the Bylaws

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors, has resolved to update the Company’s Bylaws in particular in accordance with legislative and regulatory changes, and consequently, to amend the following Articles of the Bylaws as follows:

Article 2 - Corporate scope and purpose

"The company’s corporate scope, in France and abroad, specifically in accordance with the French Postal & Electronic Communications Code, shall be:"

The other provisions of Article 2 of the Bylaws remain unchanged.

Article 13 - Board of Directors

"7. The Shareholders’ Meeting sets the amount of the attendance compensation given to directors."

The other provisions of Article 13 of the Bylaws remain unchanged.

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Article 15 - Deliberations of the Board of Directors

"1. The Board of Directors meets as often as required in the interest of the company, when convened by its chairperson or, should the latter be unable to do so, by the Lead Director, whose appointment may be decided by the Board of Directors in accordance with its internal regulation.

The meeting is held at the registered office or at any other location indicated in the notice to convene. The notice to meet must, in principle, be sent at least five days in advance by mail, telegram, telex, fax or email. The notice shall indicate the agenda for the meeting. It can also be sent without delay and by any means, even verbally in the event of emergency."

The other provisions of Article 15.1 of the Bylaws remain unchanged.

Article 15 of the Company’s Bylaws is amended as follows to include a new point 5. The provisions of points 1 to 4 of Article 15 of the Bylaws remain unchanged (except as stated above).

Article 15 - Deliberations of the Board of Directors

"5. The Board of Directors may also make the following decisions within its scope by written consultation with Directors:

−    temporary appointment of members of the Board of Directors;

−    authorization for securities, endorsements and guarantees;

−    amendments required for the Bylaws to bring them into compliance with the legislative and regulatory provisions;

−    notice of Shareholders’ Meetings; and

−    transfer of the registered office in the same department."

ARTICLE 16 - Powers of the Board of Directors

"The Board of Directors determines the guidelines for the company’s activity and ensures their implementation, in accordance with its corporate interest, while taking into consideration the social and environmental challenges of its activity. It also takes into consideration, if necessary, the company’s purpose defined in application of Article 1835 of the French Civil Code. Subject to the powers given to Shareholders’ Meetings and to the chairperson of the Board of Directors and within the limits of the corporate scope, the Board reviews all issues concerning the company’s smooth operation and settles, through its deliberations, matters that concern it."

The other provisions of Article 16 of the Bylaws remain unchanged.

Seventeenth resolution

Amendment to the Bylaws regarding the age limit for the Chairperson of the Board of Directors

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, after having reviewed the Report of the Board of Directors, resolves to amend paragraph 2 of Article 14 of the Company’s Bylaws as follows:

The provisions of the first paragraph of Article 14 remain unchanged.

Article 14 - Chairperson of the Board of Directors - Appointment

"The age limit for holding the office of Chairperson of the Board of Directors is set at 70 years; if this age is reached by the Chairperson while in office, the age limit shall be extended in order to allow the Chairperson of the Board of Directors to carry out the required duties until their term of office expires."

Eighteenth resolution

Authorization granted to the Board of Directors to allocate free shares of the Company to Corporate Officers and certain Orange group employees and involving the waiver of shareholders’ preferential subscription rights

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, authorizes, pursuant to Articles L. 225-197-1 et seq. and L. 22-10-59 et seq. of the French Commercial Code, the Board of Directors, on one occasion and under conditions that it shall determine, within the limits set in this authorization, to allocate existing or new free shares of the Company to Corporate Officers (within the meaning of II of Article L. 225-197-1 of the French Commercial Code) and certain employees of the Company or companies or groups affiliated with the Company within the meaning of Article L. 225-197-2 of the French Commercial Code.

This authorization is granted for a period of 12 months as from this Shareholders’ Meeting.

The total number of free shares allocated pursuant to this resolution will not represent more than 0.07% of the Company’s capital as of the date of this Shareholders’ Meeting, it being specified that the total number of free shares allocated to the Company’s Corporate Officers pursuant to this resolution may not exceed 100,000 shares.

The Shareholders’ Meeting resolves that any award decided by the Board of Directors under this resolution will be subject to the achievement of the following performance conditions, as these conditions may be specified by the Board of Directors.

The performance conditions are the following:

−    the amount of the Group’s organic cash flow (50% of the final entitlement), the achievement of the target being assessed at the end of a three-year period (including the year during which the free shares are allocated) in relation to the organic cash flow target set for this multi-year period as previously approved by the Board of Directors;

−    the relative change in the Orange Total Shareholder Return (TSR) (30% of the final entitlement), which will be assessed at the end of a three-year period (including the year during which the free shares are allocated) by comparing (i) the change in the Orange TSR calculated by comparing the average Orange Share price between September 1, 2021 and December 31, 2021 (i.e. 9.47 euros) with the average Orange Share price between September 1, 2024 and December 31, 2024, (ii) the change in the sector TSR calculated according to the same methodology using the Stoxx Europe 600 Telecommunications index as the benchmark or any other index that may replace it, it being understood that the result will be recorded on the hit-or-miss principle between the changes in the Orange TSR and the sector TSR calculated on the basis of the Stoxx Europe 600 Telecommunications index;

−    the reduction in CO2 emissions compared with 2015 (10% of the final entitlement), observed on the hit-or-miss principle, and the increase in the proportion of women in the Group’s management networks (also 10% of the final entitlement), the achievement of which will be assessed in both case at the end of a three-year period (including the year during which the free shares are allocated), in order to support the ambition in terms of the Orange group’s corporate social and environmental responsibility as part of its Engage 2025 strategic plan.

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The Board of Directors will determine the duration of the vesting period, which may not end before March 31, 2025 and in no case may it be less than two years, without a minimum mandatory holding period for beneficiaries.

However, the Company’s Corporate Officers beneficiaries must hold at least 50% of the shares they receive until the end of their office.

In the event that a beneficiary becomes disabled, as determined by law, the final allocation of the shares may occur before the end of the vesting period.

In the event that the allocation pursuant to this resolution takes the form of existing shares, those shares will be purchased by the Company as part of the share Buyback program authorized in the fifteenth resolution submitted to this Shareholders’ Meeting pursuant to Article L. 22-10-62 of the French Commercial Code or as part of any share Buyback program previously or subsequently applicable.

The Shareholders’ Meeting acknowledges and resolves, as necessary, that this authorization entails the waiver by shareholders of any rights over the free shares allocated on the basis of this resolution, in favor of the beneficiaries of the share allocation.

The Shareholders’ Meeting grants full powers to the Board of Directors to:

−    decide the apportionment of the free share allocation between existing and new shares;

−    specify the conditions and, where applicable, the criteria for the allocation of shares, in particular the percentage of shares to be allocated based on the amount of the Group’s organic cash flow and the percentage of shares to be allocated based on the proportion of women in the Group’s management networks, depending on whether or not the respective targets are met;

−    set, under the legal conditions and limits or the conditions and limits of this resolution, the date on which the free shares will be allocated, the dates for assessing the terms of performance and duration of the vesting period;

−    identify the beneficiaries, the number of shares allocated to each, and the terms and conditions for allocation and delivery of the shares and the continued employment conditions applicable to beneficiaries;

−    decide the conditions under which the number of shares allocated will be adjusted; and

−    more generally, with the right to sub-delegate within the limits prescribed by law, enter into all agreements, draw up all documents, carry out all formalities and official declarations and take all other necessary measures.

The unused portion of the delegation of authority granted pursuant to the thirty-first resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021 is hereby terminated with immediate effect.

Nineteenth resolution

Delegation of authority to the Board of Directors to issue shares or complex securities reserved for members of savings plans and involving the waiver of shareholders’ preferential subscription rights

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report, delegates to the Board of Directors, for a period of 18 months, the authority to issue, on one or more occasions, (i) Company shares or (ii) securities in the form of equity securities giving access to existing Company shares or to the allocation of debt securities of the Company or (iii) securities giving access to Company shares to be issued, reserved for members of Company savings plans (and/or members of any other plan for which Article L. 3332-18 of the French Labor Code allows a reserved capital increase under similar conditions) set up within the Company or its Group.

For the purposes of this delegation of authority, "Group" means the Company and French or foreign companies included in the scope of consolidation of the Company’s financial statements pursuant to Articles L. 3344-1 and L. 3344-2 of the French Labor Code.

The nominal amount of an immediate or future increase in the Company’s capital resulting from all issuances carried out pursuant to this delegation is set at 200 million euros, without taking into account the nominal value of the shares to be issued, to preserve, in accordance with the law, the rights of the holders of the securities giving access to the shares.

The subscription price of the new shares will be equal to the average quoted share price during the 20 trading days preceding the date of the decision establishing the opening date of the subscriptions, reduced by the maximum discount provided for by law on the day the Board of Directors makes its decision, it being specified that the Board of Directors may reduce this discount if it deems appropriate.

The Board of Directors may allocate, free of charge, to the aforementioned beneficiaries, in addition to shares to be subscribed for in cash, existing or new free shares, which need not be of the same type as the shares to be subscribed for in cash, as a replacement for all or part of the aforementioned discount and/or employer’s contribution, it being understood that the benefit resulting from this allocation cannot exceed the applicable legal or regulatory limits. The nominal amount of any immediate or future capital increase resulting from the allocation of shares will be charged against the ceiling referred to above (200 million euros).

The Shareholders’ Meeting resolves to waive the shareholders’ preferential subscription rights to securities to be issued pursuant to this delegation in favor of the aforementioned beneficiaries, the said shareholders waiving any right to the free securities allocated under this delegation (including the portion of reserves, profits or premiums capitalized on account of the allocation of said securities pursuant to the present delegation).

The Shareholders’ Meeting acknowledges that this delegation entails the waiver by shareholders of their preferential subscription rights to shares to which the securities that may be issued pursuant to this delegation may give access.

The Board of Directors, with the right to delegate in accordance with the conditions provided for by law, shall have full powers for the purpose of implementing this delegation and in particular to:

−    determine the characteristics, amount and terms of each securities issuance;

−    determine that the issuances may be made directly in favor of the beneficiaries or through the intermediary of employee saving funds (UCITS) or equivalent;

−    decide the list of companies or groups whose employees and former employees may subscribe for issued shares;

−    determine the nature and terms and conditions of the capital increase, as well as the terms of issuance;

−    acknowledge the completion of the capital increase;

−    determine, where applicable, the amount of the sums to be capitalized up to the limit set above, the equity account(s) from which they will be drawn as well as the date from which the shares thus issued will bear dividend rights;

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−    if it deems appropriate, charge the costs for the capital increases against the amount of premiums related to such increases and take from this amount such sums as required to bring the statutory reserve account to one-tenth of the new capital after each increase; and

−    take all necessary measures to complete the capital increases, carry out the formalities as a consequence thereof, in particular those relating to the listing of the securities issued, and amend the Bylaws in relation to these capital increases, and generally do whatever is necessary.

The unused portion of the delegation of authority granted pursuant to the thirty-second resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021 is hereby terminated with immediate effect.

Twentieth resolution

Authorization to the Board of Directors to reduce the capital through the cancellation of shares

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report,

−    delegates full powers to the Board of Directors for a period of 18 months to cancel, on one or more occasions, within a limit of 10% of the Company’s share capital per 24-month period, all or some of the Company shares purchased under the share Buyback programs authorized by the fifteenth resolution submitted to this Shareholders’ Meeting or under share Buyback programs authorized prior or subsequent to the date of this Shareholders’ Meeting;

−    resolves that the surplus of the purchase price of the shares over their par value will be charged to the "Share premiums" account or to any account of available reserves, including the statutory reserve, within a limit of 10% of the capital reduction carried out;

−    delegates full powers to the Board of Directors, with the right to delegate in accordance with the conditions provided for by law, to carry out the capital reduction resulting from the cancellation of the shares and the aforementioned charging, as well as to amend the Bylaws accordingly.

The unused portion of the delegation of authority granted pursuant to the thirty-fourth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021 is hereby terminated with immediate effect.

Twenty-first resolution

Powers for formalities

The Shareholders’ Meeting confers full powers on the holder of an original, a copy or an extract of the minutes of this Shareholders’ Meeting for the purpose of carrying out all legal or administrative formalities and making all filings and public disclosures provided for under current law.

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6.6     Report of the Board of Directors on the resolutions submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 19, 2022

Presentation of resolutions within the competence of the Ordinary Shareholders’ Meeting

First and second resolutions

Approval of the statutory and consolidated financial statements

Under the terms of the first and second resolutions, the Shareholders’ Meeting is asked to approve the statutory financial statements of the Company as well as the consolidated financial statements of the Group at December 31, 2021.

It is hereby specified with respect to fiscal year 2021 that the costs or expenses provided for in Article 39-4 of the French General Tax Code amounted to 2,529,033 euros and the tax related thereto to 718,498 euros.

Third resolution

Allocation of income and approval of dividend amount

It is the responsibility of the Shareholders’ Meeting to approve the allocation of income for fiscal year 2021 and payment of a dividend to shareholders.

With a payout capacity of more than 7 billion euros at December 31, 2021, and retained earnings with a positive balance of more than 9 billion euros (before deducting the interim dividend paid on December 15, 2021), and despite the Company’s loss for the year of 1,905,252,426.83 euros, resulting in particular from the implementation of the "French part-time for seniors plans" to support the Group’s operational transformation and the recognition in its accounts of the deteriorated situation in Spain, your Company has a very solid balance sheet, significant reserves and cash resources compatible with the dividend payout. It should also be noted that the statutory reserve are already equal to the minimum required and therefore do not require any additional funds.

The Board of Directors has decided to propose a dividend of 0.70 euros per share. Subject to the approval of this payment by the Shareholders’ Meeting, and in view of the payment of an interim dividend of 0.30 euros per share on December 15, 2021, the balance of the dividend to be paid amounts to 0.40 euros per share. It will be paid in cash.

The balance will be paid on June 9, 2022 to holders of shares entitled to receive a dividend, i.e. those holding Orange shares with dividend rights for fiscal year 2021 on the ex-dividend date (in France, that being two business days before the payment date, i.e. June 7, 2022).

The interim dividend paid on December 15, 2021 amounted to 797,327,111.40 euros and, based on the number of shares eligible to receive dividends at December 31, 2021, the total amount of the balance of the dividend amounted to 1,063,218,839.60 euros. Treasury shares are not eligible to receive dividends.

As the number of shares eligible to receive dividends may change up until the payment date, the Shareholders’ Meeting grants full authority to the Board of Directors to determine the final total amount of the dividend, the balance of the distributable income and, consequently, the amount to be entered under "retained earnings.".

Pursuant to Article 117 quater of the French General Tax Code, natural persons domiciled in France for tax purposes are subject to a flat-rate levy on dividends received (currently 12.8%), plus the contributions provided for in Article L. 136-7 of the French Social Security Code (currently 17.2%). However, as an express and irrevocable option, such individuals may request that the dividend be included in their overall income under the conditions provided for in paragraph 2 of Article 200 A of the French General Tax Code in order to benefit from the 40% tax allowance pursuant to paragraphs 2 and 3 of Article 158 of the French General Tax Code.

The table below summarizes the amount of dividends paid with respect to the last three fiscal years, which were fully eligible for the tax allowance provided for in Article 158-3-2 of the French General Tax Code:

Fiscal Year	Number of shares	Dividend per share	Share of dividend eligible for the 40% tax allowance
2018	2,652,992,864	€0.70	100%
2019	2,658,562,160	€0.50	100%
2020	2,659,279,906	€0.90	100%

Fourth resolution

Agreements provided for in Articles L. 225-38 et seq. of the French Commercial Code

The fourth resolution proposes to the Shareholders’ Meeting, after having reviewed the Statutory Auditors’ Special Report on the regulated agreements described in Articles L. 225-38 et. seq. of the French Commercial Code, to approve a new agreement entered into by your Company.

In the plan to create Orange Concessions to support the growth of Orange in fiber in rural areas and enhance the value of its infrastructures, the Board of Directors of Orange SA authorized, at its meeting of January 22, 2021, the finalization of an exclusive agreement between the consortium comprising the Banque des Territoires (Caisse des Dépôts et Consignations), CNP Assurances and EDF Invest, on one side, and the company Orange SA and its subsidiary Orange Participations, on the other. The term of this exclusive agreement enabled the disposal in November 2021 of 50% of the share capital and voting rights of Orange Concessions to the consortium.

The details of this regulated agreement can be found in the Statutory Auditor’s Special Report.

In this respect, the French State will not join in voting on the fourth resolution proposed to the Shareholders’ Meeting, pursuant to Article L. 225-40 of the French Commercial Code.

Lastly, previously authorized agreements that were still in effect during the last fiscal year are also dealt with in the Statutory Auditors’ Special Report, of which the shareholders are asked to take note.

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Those agreements were also presented to the Board of Directors’ Meeting of February 16, 2022 for annual review, in accordance with the provisions of Article L. 225-40-1 of the French Commercial Code.

The relevant agreements are the same as those in the Statutory Auditors’ Special Report presented to your Shareholders’ Meeting, namely the amendments concluded with Novalis to extend to Corporate Officers the benefits of the Group’s policies covering both healthcare costs and death, incapacity and disability. The Corporate Officers concerned, during the fiscal year ended, are Stéphane Richard, Ramon Fernandez and Gervais Pellissier.

Fifth resolution

Appointment of a Director

The term of office of Stéphane Richard will expire following the Shareholders’ Meeting of May 19, 2022.

In order to successfully complete the process aimed at the renewal of the Group’s governance, the Board of Directors has set up a ad hoc committee, comprised of the Chairwoman of the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC) and the Lead Director. More recently, this ad hoc committee under the aegis of the GCSERC expanded its work to seek a new Chairperson for the Board of Directors (to find out more about this process and the renewal of governance please refer to Section 5 Corporate Governance of the Company’s Universal Registration Document for fiscal year 2021).

This ad hoc committee established, in consultation with the GCSERC, the main outlines of the profile sought for the position of Chairperson of the Orange Board of Directors. In particular, he ensured that, in accordance with the law, the gender balance on the Board (excluding directors elected by employees and director representing employee shareholders) was respected and that this person had solid experience in the management of large groups, was capable of forming an operational tandem with Christel Heydemann, and had a real strategic vision for Orange that would enable it to unite the various shareholders on common long-term objectives. Finally, the proposed candidate must have a good knowledge of the digital sector or of companies with a state shareholding.

This screening process led to the GCSERC’s recommendation at the meeting of March 24, 2022, approved by the Board of Directors’ Meeting of March 30, 2022. This process has led to the proposal, at the next Shareholder’s Meeting, of Mr. Jacques Aschenbroich as a candidate.

This appointment shall be made under the conditions set out in Article 13 of the Bylaws for a period of four years, set to expire at the end of the Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2025. This new director would then be proposed to the Board of Directors to become the non-executive chairperson of the Group.

Jacques Aschenbroich born in 1954, is Chairman of the Board of Directors of Valeo since the 26th January 2022. He was Director and Chief Executive Officer of the Group from March 20, 2009 until February 18, 2016, then Chairman and Chief Executive Officer until January 26, 2022Before joining Valeo, he held several positions in the French administration and served in the Prime Minister’s office in 1987 and 1988. He then pursued an industrial career in the Saint-Gobain group from 1988 to 2008. After having managed subsidiaries in Brazil and Germany, he became Managing Director of the Flat Glass division of Compagnie de Saint-Gobain and went on to become Chairman of Saint-Gobain Vitrage in 1996.As Senior Vice-President of Compagnie de Saint-Gobain from October 2001 to December 2008, he managed the flat glass and high-performance materials sectors as from January 2007 and, as the Vice-Chairman of Saint-Gobain Corporation and General Delegate to the United States and Canada, he directed the operations of the group in the United States as from September 1, 2007. He was also a director of Esso SAF until June 2009. He is also Director of BNP Paribas, Director of TotalEnergies, Chairman of the Board of Directors of Ecole Nationale Supérieure Mines ParisTech and Co-Chairman of the Franco-Japanese Business Club. Jacques Aschenbroich is Ingénieur diplômé du Corps des Mines. He is a French national.

Jacques Aschenbroich holds, as of the date of this document, 1,000 Company shares.

Sixth resolution

Appointment of a Director

The term of office of Ms. Helle Kristoffersen, independent director, who resigned from her duties on January 31, 2022, is set to expire at the end of the Shareholders’ Meeting.

In this context, at the end of an identification and selection process carried out by the ad hoc committee, in consultation with the CGRSE, the Board of Directors decided on the name of Valérie Beaulieu-James, whose candidacy stood out in particular because of her strategic vision, her expertise in sales and marketing and her skills in the digital field acquired in particular through 20 years of professional experience at Microsoft.

To this end, in accordance with the work and recommendations of the GCSERC, the Board of Directors’ Meeting of March 30, 2022, pursuant to the terms of Article 13 of the Bylaws, proposes to appoint Ms. Valérie Beaulieu-James as director for a period of four years, set to expire at the end of the Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2025.

Regarding the balanced representation of men and women, after these appointments, the Board will be made up of five women out of the fifteen directors, not including the three directors elected by employees and the director representing employee shareholders who are not taken into account, i.e. a proportion of 45% which remains compliant with the legal provisions applicable in the matter.

Valérie Beaulieu-James born in 1967, is Chief Sales and Marketing Officer of the Adecco Group since November 16, 2020. Valérie Beaulieu began her career as a journalist at Radio France and the French daily newspaper Ouest-France. She was Marketing Director at ECS-Allium from 1991 to 1996. Valérie Beaulieu-James then joined Microsoft where she held various marketing and sales management positions in North America, Asia and Europe for over 20 years. Since 1996, she has been COO and CMO of the Advertising business, General Manager of Asia Pacific for Partners and Small and Medium Businesses, and from October 2018 to October 2020, Director of Marketing for Microsoft US. Valérie Beaulieu-James has been a French Foreign Trade Advisor since January 2015. She has also been Director and member of the Audit and Risk Committee of ISS A/S since April 2020. Valerie Beaulieu-James holds a master’s degree in English from the University of Haute-Bretagne and a diploma in international trade from the Chamber of Commerce and Industry of Reunion Island. She is a French national.

Seventh resolution

Setting the amount of the overall annual compensation for directors

A proposal is made to shareholders to raise the current maximum amount of the attendance compensation allocated to directors from 750,000 euros to 1,050,000 euros. The previous budget had been granted by the Shareholders’ Meeting of May 27, 2014 and was unchanged since that date. This proposal takes account of the recurrence of the number of Board meetings and the role played by the chairpersons of the three committees (to find out more about Board and committee activities during the fiscal year, please refer to Section 5.2 Operation of the Management and Supervisory Bodies of the Company’s Universal Registration Document for the 2021 fiscal year). As such, the Board of Directors’ Meeting of February 16, 2022, proposed to increase the compensation given to Directors for their participation in Board meetings and to committee chairpersons for their ex officio participation. On the basis of this new budget, the attendance compensation may be granted to directors in office as of fiscal year 2022, according to the allocation decided by the Board of Directors. Corporate officers who are also directors will not be eligible for this compensation. The maximum amount proposed of 1,050,000 euros for the current fiscal year and each subsequent fiscal year is in the lower range observed for CAC 40 companies, particularly when considering the number of directors.

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Eighth to eleventh resolutions

Approval of the information mentioned in I of Article L. 22-10-9 of the French Commercial Code relating to the compensation of Directors and Officers presented in the Report on Corporate Governance approved by the Board of Directors, as presented in the Universal Registration Document

Pursuant to I of Article L. 22-10-34 of the French Commercial Code, shareholders are asked to vote on certain information included in the Report on Corporate Governance approved by the Board of Directors’ Meeting of February 16, 2022 and mentioned in I of Article L. 22-10-9 of the French Commercial Code. The purpose of the eighth resolution is therefore to ask the shareholders to approve this information in particular relating to the compensation paid to all Directors and Officers during or awarded in respect of the fiscal year ended December 31, 2021, as presented in Sections 5.4.1 and 5.4.2 of the Company’s 2021 Universal Registration Document.

Approval of the components of compensation paid to the Chairman and Chief Executive Officer and the Delegate Chief Executive Officers during the fiscal year ended December 31, 2021 or allocated in respect of the same fiscal year

Pursuant to II of Article L. 22-10-34 of the French Commercial Code, shareholders are asked to vote on the compensation paid to Corporate Officers during or awarded in respect of the fiscal year ended December 31, 2021 by means of resolutions to be submitted to the Shareholders’ Meeting for approval. In this respect, shareholders are asked to vote on a resolution regarding the individual compensation of each of three corporate officers: Stéphane Richard, Chairman and Chief Executive Officer of Orange (ninth resolution), Ramon Fernandez and Gervais Pellissier, Delegate Chief Executive Officers (in the tenth and eleventh resolutions respectively).

The table below summarizes these components of compensation.

Gross amounts (in euros)	Amounts due to Stéphane Richard in respect of the fiscal year	Amounts paid to Stéphane Richard during the fiscal year	Amounts due to Ramon Fernandez in respect of the fiscal year	Amounts paid to Ramon Fernandez during the fiscal year	Amounts due to Gervais Pellissier in respect of the fiscal year	Amounts paid to Gervais Pellissier during the fiscal year
Fixed compensation	950,000	950,000	600,000	600,000	600,000	600,000
Variable compensation	817,760	570,000	353,664	234,000	353,664	234,000
Multi-year variable compensation
Exceptional compensation
Attendance compensation	0 (1)	0 (1)	N/A (2)	N/A (2)	N/A (2)	N/A (2)
Welcome bonuses or payments for termination of service	N/A	N/A	N/A	N/A	N/A	N/A
Supplemental retirement plan	N/A	N/A	N/A	N/A	N/A	N/A
Benefits in kind	14,511	14,511	9,543	9,543	12,670	12,670
Total (3)	1,782,271	1,534,511	963,207	843,543	966,334	846,670

(1)   Stéphane Richard has waived his right to receive attendance fees.

(2)   Not applicable.

(3)   For the allocation of stock options, performance shares or any components of long-term compensation, see Section 5.4.1.2 of the Company’s 2021 Universal Registration Document.

A detailed presentation of the compensation of Corporate Officers is shown in Section 5.4.1.2 Amount of compensation paid or allocated to Corporate Officers for 2021 of the Company’s 2021 Universal Registration Document.

Twelfth to fourteenth resolutions

Approval of the compensation policy for Directors and Officers

Pursuant to Article L. 22-10-8 of the French Commercial Code, shareholders are required to approve in a Shareholders’ Meeting the compensation policy for all Directors and Officers.

Therefore, the purpose of the twelfth resolution is to ask shareholders to vote on the compensation policy for 2022 of the Chairman and Chief Executive Officer, the Chief Executive Officer and the Delegate Chief Executive Officer(s). The components of the compensation policy submitted to the Shareholders’ Meeting have been studied in depth by an ad hoc committee comprising the Chairwoman of the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC) and the Lead Director in close collaboration with the French State shareholder, assisted in this work by a specialized recruitment firm, Spencer Stuart, and by a firm specializing in executive compensation, Mercer (to find out more, please refer to Section 5. Corporate Governance of the Company’s 2021 Universal Registration Document).

The purpose of the thirteenth resolution is to ask shareholders to vote on the compensation policy for the separated role of Chairman of the Board of Directors for 2022.

The purpose of the fourteenth resolution is therefore to ask shareholders to vote on the compensation policy for Directors.

Details on this policy are shown in the Report on Corporate Governance drawn up by your Board of Directors and in particular in Sections 5.4.1.3 Compensation structure for Corporate Officers for 2022 and 5.4.2.2 Compensation policy for Directors of the Company’s 2021 Universal Registration Document.

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Fifteenth resolution

Authorization to be granted to the Board of Directors to purchase or transfer Orange shares

Your Board of Directors asks that you authorize it to buy back Company shares within the limit of a number of shares representing 10% of the capital and at the maximum price of 24 euros per share (this price may be adjusted in the event of capital transactions). The maximum amount of funds allocated to the share Buyback program is therefore set at 6,384,135,837.60 euros.

This authorization will be valid for a period of 18 months from the date of the Shareholders’ Meeting and may be implemented at any time except in the event of a public tender offer for the Company’s shares.

The purpose of the Buyback program would be to (i) enable the Company to fulfill obligations related to securities giving access to the capital or to stock option programs or any other type of share allocation to employees (in particular, free share awards or employee shareholding plans), (ii) ensure the liquidity of Orange shares pursuant to a liquidity contract with an investment services provider in compliance with French Financial Markets Authority (Autorité des marchés financiers - AMF) decision no. 2021-01 of June 22, 2021, (iii) retain shares to deliver in exchange or in payment for external growth transactions, and (iv) reduce the Company’s capital.

The Board of Directors will have full powers to implement this delegation and set the terms.

The adoption of this resolution would terminate the authorization to buy back shares granted by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021.

This authorization was used to purchase and sell treasury shares to honor obligations related to the share allocation programs to employees and in the context of the liquidity contract with the independent investment service provider (ISP) (Rothschild). This contract was revised in February 2019 further to changes in regulation regarding liquidity contracts. In December 2021, Orange transferred to employees existing shares for the requirements of the Together 2021 Employee Offering (see Section 6.1.4 Treasury shares - Share Buyback program).

The Board of Directors will inform you, in its Annual Report, of share purchases, transfers or cancellations and, as the case may be, of the allocation of shares acquired for the various objectives pursued.

Presentation of resolutions within the competence of the Extraordinary Shareholders’ Meeting

Sixteenth resolution

Amendment of the Bylaws: amendment of Articles 2, 13, 15 and 16 of the Bylaws

For reasons of consistency or updates in accordance with the applicable legislation or regulations, this resolution proposes:

−    the amendment of Article 2 of the French language Bylaws (Corporate Scope and Purpose) for the purpose of updating the reference to the French Postal & Electronic Communication Code (formerly the Postal & Communication Code);

−    the amendment of Article 13.7 of the French language Bylaws (Board of Directors) in order to change the term jetons de présence (Director’s fees) to rémunération de présence (attendance compensation);

−    the amendment of Article 15.1 of the French language Bylaws (Board deliberations) regarding procedures for convening the members of the Board of Directors by email;

−    the addition of point 5 (decisions of the Board of Directors through written consultation) to Article 15 of the Bylaws (Board deliberation) in accordance with the provisions of Article L. 225-37 of the French Commercial Code; and

−    the amendment of Article 16 of the Bylaws (Powers of the Board of Directors) in accordance with Article L. 225-35 paragraph 1 of the French Commercial Code (formal reference in the powers of the Board of Directors to the taking "into consideration the social and environmental issues of its activity").

Seventeenth resolution

Amendment to the Bylaws regarding the age limit for the Chairperson of the Board of Directors

In the absence of explicit provision of the Bylaws, the age limit for the performance of the office of the Chairperson of the Board of Directors is 65 years (article L. 225-48 of the French Commercial Code). The age limit for the Chairperson of the Board of Directors of your Company is set by the terms of paragraph 2 of Article 14 of the Bylaws which states that this age limit is 70 years and that the Chairperson shall be considered to have resigned from office on the anniversary date if this age limit is reached during their term of office.

You are asked to amend the provisions of paragraph 2 of Article 14 of the Bylaws of your Company to allow a Chairperson of the Board of Directors who reaches the age of 70 while in office to continue until the end of their term. In a context where the Chairperson does not exercise operational functions, these new provisions would avoid depriving the Company of high caliber candidates as a result of extending the exercise of operational professional duties.

Eighteenth resolution

Authorization granted to the Board of Directors to allocate free shares of the Company to Corporate Officers and certain Orange group employees and involving the waiver of shareholders’ preferential subscription rights

Shareholders are once again asked this year to authorize the allocation of free Orange shares in the form of performance shares to Corporate Officers and certain employees of the Company or companies or groups affiliated with the Company (subsidiaries and shareholdings). This scheme is intended to offer Orange group Senior Management comparable schemes to those offered to managers holding comparable positions in other major groups.

Awards of this nature would fall within the framework of the long-term incentive plan (LTIP) established for Corporate Officers of the Company and members of the Executive Committee who are not Corporate Officers of the Company for the 2022-2024 period. This LTIP extends to employees designated as "Executives" and "Leaders" under the same terms (excluding the number of shares) and conditions. These terms and conditions are described in the Report on remuneration and benefits of corporate officers drawn up by your Board (see Section 5.4.1.3 Structure of the compensation of corporate officers for 2022).

The characteristics of this allocation have been reviewed and approved by your Board on the basis of the GCSERC’s recommendations:

−    the number of shares allocated is limited to 0.07% of the share capital including the shares awarded to Corporate Officers of the Company, it being stated that the total number of these latter shares shall be limited to 100,000;

−    they will either be existing shares or newly issued shares;

−    the duration of the authorization is limited to 12 months. The Board of Directors’ aim is to award the free shares soon after the Shareholders’ Meeting in order to allow an assessment of the performance conditions over the 2022-2024 period.

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This authorization is accompanied by performance conditions, similar to those presented last year to the Shareholders’ Meeting for approval, related to:

−    the amount of organic cash flow (for 50% of the final entitlement);

−    the relative change in the Total Shareholder Return (TSR) (for 30% of the final entitlement); and

−    CSR criteria (for 20% of the final entitlement), half of which relates to CO2 emission reductions compared to 2015 (reduction targeted for this indicator) and the other half to the increase in the proportion of women in the Group’s management networks (increase targeted for this indicator) (see below).

The achievement of the organic cash flow target will be assessed on a multi-year basis over the entire 2022-2024 period. Its achievement will be measured in relation to the organic cash flow target established for that period as part of the Engage 2025 strategic plan. This criterion will be verified by applying a graduated system where achieving or exceeding this organic cash flow target over the period will result in 100% of the final entitlement for this criterion.

The relative change in the Orange Total Shareholder Return (TSR) will be assessed in comparison with the change in the telecommunication sector’s TSR. Change in the Orange TSR will be calculated by comparing the average Orange Share price between September 1, 2021 and December 31, 2021 (i.e. 9.47 euros) with the average Orange Share price between September 1, 2024 and December 31, 2024. The change in the telecommunication sector’s TSR will be calculated according to the same methodology using the Stoxx Europe 600 Telecommunications index or any other index replacing it as a benchmark. This criterion will then be verified according to the "hit or miss" principle.

The CO2 emission reduction criterion (Scopes 1 & 2) compared to 2015, as established under the GHG (Greenhouse Gas) Protocol covering greenhouse gases within the Kyoto Protocol, is measured at Group level. It allows the Group’s progress to be measured against the commitment made in its strategic plan to reduce its CO2 emissions by 30% compared to 2015 (Scopes 1 & 2). This commitment is set out on an annual basis in the environmental roadmaps developed by the CSR, Diversity, Partnerships and Solidarity Department with each Group entity, which are themselves an integral part of the budget process and the Company’s strategic plan. This criterion will then be assessed according to the "hit or miss" principle.

The calculation is based on the aggregation of the energy consumption of each country in the Group’s scope of consolidation, which is then translated into CO2 emissions, to which the IEA (International Energy Agency) conversion factors are applied for electricity consumption and those of the GHG Protocol for fuels (gas, fuel oil, coal, gasoline, diesel and LPG). Energy consumption from renewable sources (produced by Orange or from consumption contracts with a guarantee of origin certificate from their suppliers) is subtracted from this calculation. The level of emissions used as a reference for 2015 is 1,451,012 metric tons of CO2.

The criterion of increasing the proportion of women in the Group’s management networks will be established using the proportion of women who occupy given key positions and who are part of the "Leaders" and "Executives" management networks. An annual target is set, with the target for 2025, in accordance with the Engage 2025 strategic plan and the global agreement on gender equality in the workplace signed on July 17, 2019 with the UNI global union (international trade union federation), being a proportion of 35% women, in line with the proportion of women in the Group’s workforce, which stood at 35.9% at the end of 2021. This criterion reflects Orange’s strong intention to manage and prioritize this change. It necessitates specific efforts by the Group in terms of support and training, including technical training, for the Company’s female employees, both in France and abroad, and confirms the positioning of diversity and gender balance as levers for value creation.

The vesting of shares (delivery of these shares to beneficiaries) cannot occur before the vesting date, set at March 31, 2025, and under any circumstance may not be less than two years, with no mandatory minimum holding period for shareholders. However, the Company’s Corporate Officers beneficiaries must hold at least 50% of the shares they receive until the end of their office.

Nineteenth resolution

Delegation of authority to the Board of Directors to issue shares or complex securities reserved for members of savings plans and involving the waiver of shareholders’ preferential subscription rights

The purpose of this resolution is to permit the issue of shares or securities giving access to shares of the Company, to be subscribed in cash, in favor of members of the Orange group savings plan. Where applicable, under such issuance, shares or securities giving access to shares of the Company could be allocated free of charge, to replace all or part of the discount provided for hereinafter and/or the employer’s contributions.

The nominal amount of an immediate or future capital increase of the Company, resulting from all issuances carried out pursuant to this delegation, would be set at 200 million euros, without taking into account the nominal value of the shares to be issued, to preserve, in accordance with the law, the rights of the holders of the securities giving access to the shares.

The subscription price of the new shares would be equal to the average quoted share price during the 20 trading days preceding the day of the decision establishing the opening date of the subscription, reduced by the maximum discount provided for by law on the day the Board of Directors makes its decision, it being specified that the Board of Directors could reduce this discount if it deems appropriate, particularly in the event of a securities offering on the international and/or foreign market in order to meet in particular the requirements of applicable local rights.

Shareholders’ preferential subscription rights to shares thus issued would be waived in favor of the members of the Orange group savings plan.

The term of this delegation would be 18 months.

At December 31, 2021, Group employees held, via the mutual funds of the Group savings plan, 6.83% of the capital and 10.05% of the voting rights. At December 31, 2021, some employees also held Orange shares in registered form resulting from previous transactions (free share award plan), representing 0.55% of the capital and 0.76% of voting rights.

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Twentieth resolution

Authorization to cancel repurchased shares

The Board of Directors proposes that you authorize, for a period of 18 months from the date of the Shareholders’ Meeting, the cancellation of all or part of the Orange shares that may have been acquired, whether under the share Buyback program authorized under the fifteenth resolution, or under share Buyback programs prior or subsequent to the Shareholders’ Meeting, and consequently, to reduce the capital.

By law, total shares canceled per 24-month period may not exceed 10% of the Company’s capital.

Twenty-first resolution

Powers for formalities

It is proposed, as is customary, that the Shareholders’ Meeting confer full powers on the holder of an original, a copy, or an extract of the minutes of the Shareholders’ Meeting for the purposes of carrying out all legal or administrative formalities and completing all filings and public disclosures provided for under current law with respect to the Shareholders’ Meeting.

If the Board of Directors’ proposals meet your approval, we request that you approve them by voting on the resolutions submitted to you, following review of the reports drawn up by the Statutory Auditors in accordance with applicable laws and regulations.

Additional reports in the event delegations are used

Applicable rules

If the Board of Directors uses the delegations that your Shareholders’ Meeting has granted, it will draw up an additional report or, if such additional report is not required, will inform you thereof in its Annual Report, in accordance with the laws and regulations in effect when the delegation is used.

In addition, when securities are issued pursuant to said delegations, the Statutory Auditors must draw up a report for the Board of Directors in accordance with the laws and regulations in effect when the delegation is used.

Current use

The table attached to this report shows the use made by the Board of Directors of the delegations granted for capital increases.

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Appendix

Summary table of delegations and authorizations granted by the Shareholders’ Meeting to the Board of Directors - Fiscal Year 2021

With the exception of the treasury share Buyback program specifically mentioned in the Universal Registration Document containing the Management Report, in accordance with paragraph 2 of Article L. 225-211 of the French Commercial Code, the table below summarizes, with respect to the 2021 fiscal year, all currently valid authorizations granted to the Board of Directors by the Shareholders’ Meeting, including the delegations of authority granted in respect of capital increases as required under paragraph 3 of Article L. 225-37-4 of the French Commercial Code.

Delegations granted by the Shareholders’ Meeting	Date of the Shareholders’ Meeting granting the delegation	Term of the delegation and expiration date	Total amount of the delegation (in euros)	Use made of the delegation during the fiscal year (in euros)	Balance (in euros)
Delegation of authority to the Board of Directors to issue, outside the period of a public tender offer, shares in the Company and complex securities, with shareholders’ preferential subscription rights. (19th resolution)	May 18, 2021	26 months July 17, 2023	2 billion ( [1] )	-	2 billion
Delegation of authority to the Board of Directors to issue, outside the period of a public tender offer, shares in the Company and complex securities, with the waiver of shareholders’ preferential subscription rights. (21st resolution)	May 18, 2021	26 months July 17, 2023	1 billion (1)	-	1 billion
Delegation of authority to the Board of Directors to issue, outside the period of a public tender offer, shares in the Company and complex securities, with the waiver of shareholders’ preferential subscription rights, as part of an offer provided for in Section 1 of Article L. 411-2 of the French Monetary and Financial Code. (23rd resolution)	May 18, 2021	26 months July 17, 2023	1 billion (1)	-	1 billion
Delegation of authority to the Board of Directors to issue, outside the period of a public tender offer, shares in the Company and complex securities, with the waiver of shareholders’ preferential subscription rights, in the event of a public exchange offer initiated by the Company. (26th resolution)	May 18, 2021	26 months July 17, 2023	1 billion (1)	-	1 billion
Delegation of authority to the Board of Directors to issue, outside the period of a public tender offer, shares in the Company and complex securities, with the waiver of shareholders’ preferential subscription rights, as consideration for contributions in kind granted to the Company and comprised of equity securities or securities giving access to the Company’s capital. (28th resolution)	May 18, 2021	26 months July 17, 2023	1 billion within the limit of 10% of the capital (1)	-	1 billion within the limit of 10% of the capital (1) 1,064,022,639
Delegation of authority to the Board of Directors to increase the capital of the Company by incorporation of retained earnings, profits or premiums. (33rd resolution)	May 18, 2021	26 months July 17, 2023	2 billion	-	2 billion
Authorization given to the Board of Directors to allocate free shares of the Company to Corporate Officers and certain employees. (31st resolution)	May 18, 2021	12 months May 17, 2022	0.07% of the capital	0.068% of capital	0.002% of capital
Delegation of authority to the Board of Directors to carry out capital increases reserved for members of savings plans and involving the waiver of shareholders’ preferential subscription rights. (32nd resolution)	May 18, 2021	18 months November 17, 2022	200 million	-	200 million
Authorization granted to the Board of Directors to reduce the capital through the cancellation of shares. (34th resolution)	May 18, 2021	18 months November 17, 2022	10% of the capital per 24-month period	-	10% of the capital per 24-month period

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6.7     Statutory Auditors’ Reports on resolutions and related party agreements

Statutory Auditors’ Report on regulated agreements

Shareholders’ Meeting held to approve the financial statements for the year ended 31 December 2021

This is a free translation into English of the Statutory Auditors’ special report on regulated agreements that is issued in the French language and is provided solely for the convenience of English speaking readers. This report on regulated agreements should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France. It should be understood that the agreements reported on are only those provided by the French Commercial Code and that the report does not apply to those related party transactions described in IAS 24 or other equivalent accounting standards.

To the Annual General Meeting of Orange S.A.,

In our capacity as Statutory Auditors of Orange S.A. (the "Company"), we hereby report to you on regulated agreements.

The terms of our engagement require us to communicate to you, on the basis of information provided to us, the principal terms and conditions of those agreements brought to our attention or which we may have discovered during the course of our audit, without expressing an opinion on their usefulness and appropriateness or identifying such other agreements, if any. It is your responsibility, pursuant to Article R. 225-31 of the French Commercial Code (Code de commerce), to assess the interest involved in respect of the conclusion of these agreements for the purpose of approving them.

Our role is also to provide you with the information stipulated in Article R. 225-31 of the French Commercial Code relating to the implementation during the last fiscal year of agreements previously approved by the Shareholders’ Meeting, if any.

We conducted the procedures we deemed necessary in accordance with the professional guidelines of the French National Institute of Statutory Auditors (Compagnie nationale des commissaires aux comptes) relating to this engagement. These procedures consisted in verifying the information provided to us with the relevant source documents.

Agreements submitted to the approval of the Shareholders’ Meeting

Agreements authorized and concluded during the last financial year

Pursuant to Article L. 225-40 of the French Commercial Code, we have been notified of the following agreement entered into during the last fiscal year which was previously authorized by your Board of Directors.

Opening of the share capital of Orange concessions to the consortium comprising the Bank of the Territories (Caisse des Dépôts et Consignations), CNP Assurances and EDF invest

Person concerned

−    The French State, a shareholder of Orange SA with a fraction of the voting rights of more than 10%;

−    Ms Claire Vernet-Garnier, director representing the French State on the Board of Directors of Orange SA (replaced by Ms Stéphanie BESNIER on 17 May 2021);

−    Ms Anne LANGE, director representing the public sphere on the Board of Directors of Orange SA; and

−    Mr Thierry SOMMELET, permanent representative of Bpifrance Participations member of the Board of Directors of Orange SA. Bpifrance Participations is a 100% subsidiary of the limited company Bpifrance Financing, which is itself owned (i) 50% by the EPIC BPI France (100% owned by the State) and (ii) 50% by the Caisse des Dépôts et Consignations.

Nature and purpose

The agreement covers an exclusive agreement with La Banque des Territoires (Caisse des Dépôts et Consignations), CNP Assurances and EDF invest (together the "Consortium"), on the one hand, and Orange SA and its subsidiary Orange Participations, on the other hand. This agreement made it possible to determine the terms and conditions for the transfer of 50% of the share capital and voting rights of Orange Concessions by Orange Group to the Consortium (the "Transaction").

Orange Concessions comprises 24 Public Initiative Networks (PIN), governed by contracts with local authorities, in mainland France and the French overseas territories. This transaction values Orange Concessions at 2.675 billion euros. Orange Group has a call-option for the acquisition of an additional 1%, exercisable during the second quarter of the fiscal years 2025 to 2027.

The conclusion of this agreement was authorized by your Board of Directors of January 22, 2021. This agreement was signed on January 22, 2021, it being specified that the final agreements, which incorporate guarantees, that are customary in this type of transaction, were signed on March 26, 2021 and that the transaction took effect on November 3, 2021. Orange Participations, a direct wholly owned subsidiary of Orange SA, has sold to the Consortium 50% of the share capital of Orange concessions for an amount of 1.053 billion euros.

Reasons justifying the interest of the agreement for the Company

Your Board of Directors considered that:

−    the partnership between Orange Group, France’s leader in fiber roll-out, and long-term and renowned investors in both infrastructure and local development, will enable Orange Concessions to fully seize growth opportunities; and

−    this transaction will allow Orange Group to support its ambitions in public initiative network while sharing required investment.

Agreements already approved by the Shareholders’ Meeting

Agreements approved during previous financial years that remained in force during the past financial year

Pursuant to Article R. 225-30 of the French Commercial Code, we have been notified that the following agreements, previously approved by Shareholders’ Meetings of prior years, have remained in force during the fiscal year.

-  With Novalis

Persons concerned

Corporate officers: Stéphane Richard, Chairman and Chief Executive Officer, Ramon Fernandez and Gervais Pellissier, Delegate Chief Executive.

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Nature and purpose

On January 11, 2010, two amendments were made to current contracts with Novalis and have not been modified since. These amendments extend to corporate officers, health, death and disability insurance benefits coverage under Orange group’s contracts applicable to employees.

Both amendments were authorized by the Board of Directors on March 24, 2010 and approved by the Shareholders’ General Meeting on June 9, 2010.

Paris-La Défense, March 28, 2022

The statutory auditors

French original signed by

KPMG Audit A division of KPMG S.A. Jacques Pierre	Deloitte & Associés Christophe Patrier

Statutory Auditors’ Report on the authorization of free allocation of existing shares or shares to be issued to Corporate Officers and certain Orange group employees

Annual General Meeting dated May 19, 2022 - Eighteenth resolution

This is a translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

To the Annual General Meeting of Orange,

In our capacity as statutory auditors of your Company (the "Company") and in compliance with Article L. 225-197-1 of the French Commercial Code (Code de commerce), we hereby report on the proposed free allocation of the Company’s existing shares or shares to be issued, subject to fulfillment of performance conditions, reserved for Corporate Officers (within the meaning of Article L. 225-197-1 Part II of the French Commercial Code) and certain employees of the Company or companies or groups affiliated with the Company within the meaning of Article L. 225-197-2 of the French Commercial Code, an operation upon which you are called to vote.

The total number of shares awarded as free shares pursuant to this resolution shall not represent more than 0.07% of the capital of the Company on the date of this Shareholders’ Meeting, it being stated that the total number of shares awarded as free shares to Corporate Officers of the Company under this resolution shall not exceed 100,000 shares.

Your Board of Directors proposes that, on the basis of its report, il be authorized, for a period of twelve months as of the date of this Shareholders’ Meeting, to allocate existing or future shares.

It is the responsibility of the Board of Directors to prepare a report on the proposed operation. Our role is to report on any matters relating to the information regarding the proposed operation.

We have performed those procedures which we considered necessary to comply with the professional guidance issued by the French national auditing body (Compagnie nationale des commissaires aux comptes) for this type of engagement. These procedures consisted mainly in verifying that the proposed methods described in the Board of Directors’ report comply with the legal provisions governing such operations.

We have no matters to report as to the information provided in the Board of Directors’ report relating to the proposed free allocation of shares.

Paris-La Défense, March 28, 2022

The Statutory Auditors

French original signed by

KPMG Audit A division of KPMG S.A. Jacques Pierre	Deloitte & Associés Christophe Patrier

Statutory Auditors’ report on the issue of shares or marketable securities reserved for members of Company savings scheme

Annual General Meeting dated May 19, 2022 - Nineteenth resolution

This is a translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

To the Annual General Meeting of Orange,

In our capacity as statutory auditors of your Company (the "Company") and in compliance with Articles L. 228-92 and L. 225-135 et seq. of the French Commercial Code (Code de commerce), we hereby report on the proposal to delegate to your Board of Directors the powers to decide whether to proceed with an issue in one or several stages of (i) the Company‘s shares or (ii) securities that are equity securities giving access to existing shares of the Company or to the allocation of debt securities of the Company or (iii) securities giving access to shares to be issued of the Company, with cancellation of preferential subscription rights, reserved for members of the Company savings scheme (and/or members of any other plan for which Article L. 3332-18 of the French Labor Code (Code du travail) allows a reserved capital increase under similar conditions) set up within the Company or within the Group, an operation upon which you are called to vote.

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For the purpose of this authorization, Group shall mean the Company and French or foreign entities falling within the consolidation scope of the Company’s financial statements in accordance with Articles L. 3344-1 and L. 3344- 2 of the French Labor Code (Code du travail).

The nominal amount of an immediate or future increase in the Company’s capital resulting from all issuances carried out pursuant to this delegation shall not exceed at 200 million euros.

This issue is submitted for your approval in accordance with Articles L. 225-129-6 of the French Commercial Code (Code de commerce) and L. 3332-18 et seq. of the French Labor Code (Code du travail).

Your Board of Directors proposes that, on the basis of its report, it be delegated for a period of eighteen months the power to decide in one or several stages an issue and to waive your preferential subscription rights to the shares or marketable securities to be issued. If necessary, it will be responsible for determining the final issue conditions for this transaction.

It is the responsibility of the Board of Directors to prepare a report in accordance with Articles R. 225-113 et seq. of the French Commercial Code (Code de commerce). Our role is to report on the fairness of the financial information taken from the accounts, on the proposed cancellation of preferential subscription rights and on other information relating to the issue provided in the report.

We have performed those procedures which we considered necessary to comply with the professional guidance issued by the French Institute of Statutory Auditors (Compagnie nationale des commissaires aux comptes) for this type of engagement. These procedures consisted in verifying the information provided in the Board of Directors’ report relating to this operation and the methods used to determine the issue price of the capital securities to be issued.

Subject to a subsequent examination of the conditions for the issue that would be decided, we have no matters to report as to the methods used to determine the issue price of the capital securities to be issued provided in the Board of Directors’ report.

As the final conditions for the issue have not yet been determined, we cannot report on these conditions and, consequently, on the proposed cancellation of preferential subscription rights.

In accordance with Article R. 225-116 of the French Commercial Code (Code de commerce), we will issue a supplementary report, if necessary, when your Board of Directors has exercised this delegation in case of the issue of shares, or securities that are equity securities giving access to other capital securities or giving allocation rights to debt securities, and in case of the issue of equity securities giving access to capital securities to be issued.

Paris-La Défense, March 28, 2022

The Statutory Auditors

French original signed by

KPMG Audit A division of KPMG S.A. Jacques Pierre	Deloitte & Associés Christophe Patrier

Statutory auditors’ report on the reduction in capital

Annual General Meeting dated May 19, 2022 - Twentieth resolution

This is a translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

To the General Annual Meeting of Orange,

In our capacity as statutory auditors of your Company (the "Company") and in compliance with Article L. 22-10-62 of the French Commercial Code (Code de commerce) in respect of the reduction in capital by the cancellation of repurchased shares, we hereby report on our assessment of the terms and conditions for the proposed reduction in capital.

Your Board of Directors proposes that it be delegated, for a period of eighteen months, all powers to proceed in one or several stages with the cancellation of shares the Company was authorized to repurchase, representing an amount not exceeding 10% of its total share capital, by periods of twenty-four months in compliance with the article mentioned above.

We have performed those procedures which we considered necessary in accordance with professional guidance issued by the French Institute of Statutory Auditors (Compagnie nationale des commissaires aux comptes) for this type of engagement. These procedures consisted in verifying that the terms and conditions for the proposed reduction in capital, which should not compromise equality among the shareholders, are fair.

We have no matters to report as to the terms and conditions of the proposed reduction in capital.

Paris-La Défense, March 28, 2022

The Statutory Auditors

French original signed by

KPMG Audit A division of KPMG S.A. Jacques Pierre	Deloitte & Associés Christophe Patrier

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Annual General meeting held to approve the financial statements for the year ended December 31, 2021

Statutory auditors’ attestation on the information communicated in accordance with the requirements of Article L. 225-115 4° of the French Commercial Code relating to the total amount of remuneration paid to the highest-paid employees for the year ended December 31, 2021

This is a free translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users. This report should be read in conjunction with and construed in accordance with French law and professional standards applicable in France,

To the Annual General Meeting of Orange.

In our capacity as statutory auditors of your Company and in compliance with the requirements of Article L. 225- 115 4° of the French Commercial Code (Code de commerce), we have prepared this attestation on the information relating to the total amount of remuneration paid to the highest-paid employees for the year ended December 31, 2021, contained in the attached document.

This information was prepared under the Chief Executive Officer’s responsibility. Our role is to attest this information.

In the context of our role as statutory auditors (Commissaires aux comptes), we have audited the annual financial statements of your company for the year ended December 31, 2021. Our audit was conducted in accordance with professional standards applicable in France, and was planned and performed for the purpose of forming an opinion on the annual financial statements taken as a whole and not on any individual component of the accounts used to determine the total amount of remuneration paid to the highest-paid employees. Accordingly, our audit tests and samples were not carried out with this objective and we do not express any opinion on any components of the accounts taken individually.

We performed those procedures which we considered necessary to comply with the professional guidance issued by the French Institute Statutory Auditors (Compagnie nationale des commissaires aux comptes) for this type of engagement. These procedures, which constitute neither an audit nor a review, consisted in performing the necessary reconciliations between the total amount of remuneration paid to the highest-paid employees and the accounting records, and verifying that it is consistent with the data used to preparethe annual financial statements for the year ended December 31, 2021.

On the basis of our work, we have no matters to report on the reconciliation of the total amount of remuneration paid to the highest-paid employeescontained in the attached document and amounting to €9,488,674, with the accounting records used to prepare the annual financial statements for the year ended December 31, 2021.

This attestation shall constitute certification as accurate of the total amount of remuneration paid to the highest-paid employees within the meaning of Article L. 225-115 4°of the French Commercial Code.

Paris-La Défense, March 30, 2021

The Statutory Auditors

French original signed by

KPMG Audit Division of KPMG S.A. Jacques Pierre	Deloitte & Associés Christophe Patrier

Total amount of remuneration paid to the ten highest paid employees

The total amount of salaries [2], allowances and various indemnities, fees or benefits in kind, paid to the ten highest paid employees during the year 2021 amounts to 9,488,674 € (nine million four hundred and eighty-eight thousand six hundred and seventy-four euros).

Issy-les-Moulineaux, March 28, 2022

The Chief Executive Officer

Stéphane Richard

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[1]     Within the overall limit of 3 billion euros (30th resolution) of the maximum nominal amount of the Company’s capital increases likely to be made pursuant to the delegations granted by the 19th to 29th resolutions of the Shareholders’ Meeting of May 18, 2021.

[2]     excluding Orange performance shares, delivered in April, 2021 which are part of the 2018-2020 Long Term Incentive Plan.

7.       Additional information

7.1Company identification

7.2Glossaries

7.2.1Financial glossary

7.2.2Glossary of technical terms

7.3Cross-reference tables

7.3.1Universal Registration Document (URD)

7.3.2Annual Financial Report

7.3.3Management Report of the Board of Directors

7.3.4Corporate Governance Report of the Board of Directors

7.3.5Documents sent to shareholders upon request

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7.1     Company identification

Company name: Orange

Place and registration number:

Paris Trade and Companies Register (Registre du commerce et des sociétés) 380 129 866 APE (principal activity) code: 6110Z

Legal Entity Identifier (LEI): 969500MCOONR8990S771

Date of incorporation and term:

Orange SA was incorporated as a French société anonyme (a public limited company under French law) on December 31, 1996 for a 99-year term. Barring early liquidation or extension, the Company will expire on December 31, 2095.

Registered office:

78, rue Olivier de Serres, 75015 Paris, France

Telephone: + 33 (0)1 44 44 22 22

Website: www.orange.com

Legal form and legislation applicable:

Orange is governed by French corporate law subject to specific laws governing the Company, notably Act 90/568 of July 2, 1990 on the organization of public postal services and France Telecom, as amended.

The regulations applicable to Orange as a result of its operations are described in Section 1.7 Regulation of activities.

Purpose: "As a trusted partner, Orange gives everyone the keys to a responsible digital world"

The purpose of Orange, included in Article 2 Corporate scope and Purpose of the By-laws, is part of the Strategic Plan, Engage 2025, which is guided by exemplary social and environmental conduct. See Chapter 4 Non-financial performance, Section Orange’s Purpose.

Corporate scope:

The Company’s corporate scope, in France and abroad, specifically pursuant to the French Postal & Electronic Communications Code, shall be;

−    to provide all electronic communication services in internal and international relations;

−    to carry out activities related to public service and, in particular, to provide, where applicable, a universal telecommunications service and other mandatory services;

−    to establish, develop and operate all electronic communications networks open to the public necessary for providing said services and to interconnect the same with other French and foreign networks open to the public;

−    to provide all other services, facilities, handset equipment, electronic communications networks, and to establish and operate all networks distributing audiovisual services, and especially radio, television and multimedia broadcasting services;

−    to set up, acquire, rent or manage all real-estate or other assets and businesses, to lease, install and operate all structures, businesses, factories and workshops within the corporate scope defined above;

−    to obtain, acquire, operate or transfer all processes and patents related to any of the purposes defined above;

−    to participate directly or indirectly in all transactions that may be related to any of the purposes defined above, through the creation of new companies or enterprises, the contribution, subscription or purchase of securities or corporate rights, acquisitions of interests, mergers, partnerships, or by any other means;

−    and more generally, all industrial, commercial and financial transactions, or transactions involving movable or fixed assets, that may be related directly or indirectly, in whole or in part, to any of the aforementioned corporate purposes, or to any similar or related purposes, or to any and all purposes that may enhance or develop the Company’s business.

7.2     Glossaries

7.2.1      Financial glossary

Average number of employees (full-time equivalents): average number of active employees over the reporting period, prorated for their work time, including both permanent contracts and fixed-term contracts.

Change in working capital requirement: change in working capital requirement is made up of:

−    Change in working capital requirements for operations, which is made up of (i) the changes in gross inventories, (ii) the change in gross trade receivables, (iii) the change in trade payables for other goods and services, and (iv) the change in customer contract assets and liabilities; and

−    Change in working capital requirements excluding operations which includes the change in other assets and liabilities (excluding receivables and payables related to operating taxes and levies).

Commercial expenses, equipment and content costs: see External purchases.

Convergent ARPO: average revenue per customer from convergent offers (Average Revenue Per Offer, ARPO) for the period is calculated by dividing (i) the revenue from retail convergent offers invoiced to customers (excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of retail convergent offers over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Convergent ARPO is expressed in monthly revenue per convergent offer customer.

Convergent services: see Revenue.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period (see Section 3.1.5.1 Data on a comparable basis). The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the fiscal year ended and restating the previous fiscal year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. The method used applies the data of the corresponding period of the preceding fiscal year, the methods and the scope of consolidation for the period ended, as well as the average exchange rates used for the Consolidated income statement in the consolidated financial statements for the period ended. Changes on a comparable basis enable organic business changes to be reflected. Data on a comparable basis is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 3.1.5 Financial indicators not defined by IFRS).

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Data on a historical basis: data for past periods as reported in the consolidated financial statements of the current financial period.

EBITDAaL or "EBITDA after Leases": operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on lease liabilities and interest on debts related to financed assets, and (iii) adjusted for significant litigation, specific labor expenses, review of fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific items that are systematically specified in relation to income and/or expenses (see Note 1 to the consolidated financial statements). EBITDAaL is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 3.1.5 Financial indicators not defined by IFRS).

EBITDAaL - eCAPEX: EBITDAaL (see definition of this term) minus eCAPEX (see definition of this term). The "EBITDAaL - eCAPEX" indicator is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 3.1.5 Financial indicators not defined by IFRS).

eCAPEX or "economic CAPEX": investments in property, plant and equipment and intangible assets excluding telecommunication licenses and financed assets, minus the disposal price of fixed assets (see Note 1.5 to the consolidated financial statements). eCAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 3.1.5 Financial indicators not defined by IFRS).

Economic CAPEX: see eCAPEX.

Equipment sales: see Revenue.

External data: data after elimination of internal flows between the consolidation scopes taken into consideration.

External purchases: external purchases include the following operating expenses, excluding lease contracts falling within the scope of application of IFRS 16 (see Note 5.1 to the consolidated financial statements):

−    Commercial expenses, equipment and content costs: cost of handsets and other equipment sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding expenses, and content costs;

−    Other external purchases: overheads, real estate fees, purchases of other services and service fees, purchases of equipment and other supplies held in inventory, call center outsourcing expenses and other external services, net of capitalized goods and services produced;

−    Other network expenses and IT expenses: outsourcing expenses for operations and technical maintenance, IT expenses; and

−    Service fees and inter-operator costs: network expenses and interconnection costs.

Financial investments: acquisitions of equity securities (net of cash acquired) and changes in ownership interests with no gain of control in subsidiaries.

Fixed only broadband ARPO: average revenue per customer of fixed only offers (Average Revenue Per Offer, ARPO) for the period is calculated by dividing (i) the revenue from fixed only broadband services sold on a retail basis (excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of fixed only broadband offers over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Fixed only broadband ARPO is expressed in monthly revenue per fixed offer only customer.

Fixed only services: see Revenue.

Investments in intangible assets and property, plant and equipment: see eCAPEX.

IT & Integration services: see Revenue.

Labor expenses: wages and employee benefit expenses (net of capitalized costs), employee profit- sharing expenses, and expenses relating to share- based compensation (see Note 6.1 to the consolidated financial statements).

Mobile only ARPO: average revenue per customer of mobile only offers (Average Revenue Per Offer, ARPO) for the period is calculated by dividing (i) the revenue from mobile only services sold on a retail basis (excluding Machine to Machine and excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of mobile only offers (excluding Machine to Machine) over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Mobile only ARPO is expressed in monthly revenue per mobile only customer.

Mobile only services: see Revenue.

Net financial debt: net financial debt as defined and used by Orange does not incorporate the Mobile Financial Services activities for which this concept is not relevant. It consists of (i) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), (ii) less cash collateral paid, cash, cash equivalents and financial assets at fair value. Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge items that are not included therein, such as future cash flows. As a consequence, the portion of these components related to unmatured hedging instruments recorded in other comprehensive income is added to gross financial debt to offset this temporary difference (see Note 13.3 to the consolidated financial statements). Net financial debt is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 3.1.5 Financial indicators not defined by IFRS).

Number of employees (active employees at end of period): number of employees working on the last day of the reporting period, including both permanent contracts and fixed-term contracts.

Operating taxes and levies: taxes and levies including the Territorial Economic Contribution (CET) and the Flat-rate Tax on Network Enterprises (IFER) in France, fees for the use of frequencies and levies on telecommunication services (see Note 10.1 to the consolidated financial statements).

Organic cash flow from telecom activities: within the scope of the telecom activities, corresponds to net cash generated by the operating activities, minus (i) repayment of lease liabilities and debts related to financed assets, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of change in the fixed assets payables, (iii) excluding effect of telecommunication licenses paid and significant principal litigations paid (and received) (see Note 1.8 to the consolidated financial statements). Organic cash flow from telecom activities is not a financial indicator defined by IFRS and may not be comparable to similarly named indicators used by other groups (see Section 3.1.5 Financial indicators not defined by IFRS).

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Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating expenses: see Other operating income and expenses.

Other operating income and expenses: other operating income net of other operating expenses. Other operating income and expenses include:

−    Other operating expenses: mainly disputes, impairments and losses on trade receivables from telecom activities, universal service charges, acquisition and integration costs, operating foreign exchange gains/losses and the cost of bank credit risk (see Note 5.2 to the consolidated financial statements); and

−    Other operating income: primarily income related to collection of trade receivables, net banking income (NBI, net balance of income and expenses from banking operations), site rentals and franchises, tax credits and subsidies, income from universal service, brand royalties and management fees invoiced to certain unconsolidated entities, rebilling of network sharing costs, income from disputes, income relating to line damage (see Note 4.2 to the consolidated financial statements).

Other operating income: see Other operating income and expenses.

Other revenue: see Revenue.

Retail services (B2C+B2B): see Revenue from retail services (B2C+B2B).

Revenue from retail services (B2C+B2B): aggregation of Convergent services, Mobile only services, Fixed only services and IT & Integration services (see these definitions). Revenue from retail services (B2C+B2B) bring together all revenue from a given scope excluding revenue from Wholesale services, Equipment sales and Other revenue (see these definitions).

Revenue: revenue (see Notes 1.1 and 4.1 to the consolidated financial statements) includes:

−    Convergent services: revenue from the convergent offers sold on a retail basis to B2C customers, excluding equipment sales (see this definition). A convergent offer is defined as the combination of, at least, fixed broadband access (xDSL, FTTx, cable, fixed 4G) and a mobile voice plan;

−    Equipment sales: fixed and mobile equipment sales, excluding (i) equipment sales related to the supply of IT & Integration services, and (ii) network equipment sales related to the operation of voice and data services for the Enterprise segment and (iii) equipment sales to external dealers and brokers;

−    Fixed only services: revenue of fixed only services sold on a retail basis, excluding convergent services and equipment sales (see these definitions). It includes (i) narrowband fixed services (conventional fixed telephony), (ii) fixed broadband services, and (iii) business solutions and networks (with the exception of France, for which essential business solutions and networks are supported by the Enterprise operating segment). For the Enterprise segment, revenue for fixed only services includes network equipment sales linked to the operation of voice and data services;

−    IT & integration services: revenue including unified communication and collaboration services (Local Area Network and telephony, consultancy, integration, project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, video conferencing services, services related to Machine to Machine activities (off-line), as well as sales of equipment related to the above products and services;

−    Mobile only services: revenue from mobile plans (mainly outgoing calls: voice, SMS and data) for retail sales, excluding convergent services and equipment sales (see these definitions);

−    Other revenue: other revenue includes equipment sales to external dealers and brokers, revenue from portals, on-line advertising revenue and corporate transversal business line activities of the Group, and other miscellaneous revenue; and

−    Wholesale (Carrier services): revenue including (i) mobile services to carriers, which groups together in particular incoming mobile traffic, visitor roaming, network sharing, national roaming and mobile virtual network operators (MVNO), and (ii) fixed services to other carriers, which include in particular national interconnection, services to international carriers, high-speed and very high-speed broadband access services (fiber access, unbundling of telephone lines, xDSL access sales), and sales of telephone lines on the wholesale market;

Service fees and inter-operator costs: see External purchases.

Statutory data: data before elimination of internal flows between the consolidation scopes taken into consideration.

Wages and employee benefit expenses: see Labor expenses.

Wholesale (Carrier services): see Revenue.

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7.2.2      Glossary of technical terms

API (Application Programming Interface): computer programming interface that enables programs to interact with one another, in a similar manner to a human-machine interface.

Arcep: regulatory authority for electronic communications, posts and press distribution.

Bitstream: wholesale offer enabling alternative operators to rent broadband access which has been activated by the incumbent operator. In this way they can offer retail broadband services in areas where they do not offer unbundled access.

Call termination (interconnection or termination rate): amount per minute paid by one telephone operator to another to transmit a telephone conversation over the network of the second operator to its destination. These rates are regulated.

Cloud Computing: concept that involves using remote servers for the storage and processing of electronic data, traditionally located on local servers or the user’s workstation.

DSL (Digital Subscriber Line): technologies enabling the use of copper cables connecting subscribers of "Switched Telephone Networks" (STN) to enable broadband transfers of digital packets.

DWDM (Dense Wavelength Division Multiplexing): digital transmission technology based on multiplexing wavelengths over fiber optic, enabling very high-speed broadband (up to 10 Gigabits per second) information transfers over long distance networks.

Efficient operator: concept used in relation to the regulation of prices for wholesale and retail services sold by an operator when the regulatory authority requires the operator to orient its prices towards the costs borne. If the actual costs of this operator turn out to be higher than they should be because of its inefficiency, the corresponding excess cost is excluded from the price base used to determine prices.

FTTH (Fiber To The Home): connection by fiber optic directly to the subscriber’s home ensuring very high-speed transmissions compatible with triple play packages.

FTTx: (Fiber To The X): generic name for different forms of optical connections.

Full MVNO: MVNO (virtual mobile operator) that operates its own core network components and its own applications platforms, while renting radio capacities to host operators. See MVNO.

Gbit/s or Gigabit per second: one billion bits (109) transferred per second on a transmission network. See Bit.

Go or Gigaoctet: a unit of measurement used in computing to indicate memory capacity. Each unit corresponds to a billion octets (octet is a computer coding unit consisting of 8 bits).

GPON (Gigabit Passive Optical Network): passive FTTH optical network architecture, not to be confused with the competing point to point FTTH architecture; it is used for on-demand broadcasting such as video over IP (IPTV).

GSMA (GSM Association): association representing nearly 800 mobile telephony operators and manufacturers in 220 countries of the world. The GSMA takes part in the definition and publication of mobile telephony standards.

ICT (Information and Communication Technologies): techniques used to process and transmit information, mainly computing, audiovisual, multimedia, Internet and telecommunications.

Integrated Service Digital Network (ISDN): digital network for the transmission of integrated information: data, voice and video. Orange trade name: Numéris.

IMS (IP Multimedia Subsystem): standardized IP-based network architecture and technology providing fixed and mobile voice and multimedia services, including VoIP, VoLTE and VoWifi.

IP-VPN: see Virtual Private Network.

IPX: interconnection service ensuring interoperability between the different technologies and thus allowing the secure exchange of IP-based traffic between customers of the different mobile, fixed-line telephony and Internet operators.

ISDN: see Integrated Service Digital Network.

LoRaWAN (Long Range Wide-Area Network): telecommunication protocol that allows connected devices to exchange small amounts of data in narrowband, reducing the energy used by the objects.

LAN (Local Area Network): network enabling workstations or PCs of the same entity on the same site to be interconnected with other local networks on other sites and be linked to the public network.

LTE (Long Term Evolution): standard developed within 3GPP which produced technical specifications for the fourth-generation mobile network standard (4G). By extension, LTE also refers to so-called fourth generation mobile systems.

LTE-M (LTE for Machines): technology which enables Internet of Things equipment to connect to the 4G network without a gateway.

M2M or Machine to Machine: exchanges of information between machines that are established between the central control system (server) and any type of equipment, through one or several communication networks.

MEA (Middle East & Africa): Africa & Middle East zone.

Mobile network sharing: Pooling between several operators of all or part of the equipment constituting their mobile networks. There are different types of infrastructure sharing:

−    Passive sharing: pooling of passive infrastructure among operators. The partners jointly use the pylons, premises or even the technical environment (power supply, air conditioning), but each operator deploys its own active network equipment;

−    Active sharing: pooling of active elements (base station equipment, base station controllers, transmission links) among operators, in addition to passive infrastructure sharing.

MPLS (Multi-Protocol Label Switching): routing technique which improves network speed and efficiency, allowing routers to transfer information along p-defined paths depending on the level of quality required.

Multiplexing: technique to simultaneously transfer several communications on a single transmission channel.

NFC (Near Field Communication): technology for short-range and 7 high-frequency wireless communications, allowing the exchange of information between devices up to a distance of about 10 cm.

NGN (New Generation Network or Next Generation Network): generic concept referring to IP-based voice and data networks, making it possible to switch from a simple connectivity approach to a new approach to developing services for customers.

OTT (Over-The-Top): refers to a broadcaster that provides services, for example on-demand video services on the Internet, using the infrastructures of a telecoms network operator, when the network operator does not offer this service itself.

Roaming: the use of a mobile phone service on the network of another operator than the one with which the subscription is taken out. A typical example is the use of a mobile phone abroad from another operator’s network of.

Scopes 1, 2 and 3 (linked to the greenhouse gas emission perimeters):

−    Scope 1: emissions directly related to Orange’s activities (equipment, buildings, etc.);

−    Scope 2: indirect emissions related to Orange’s energy consumption (electricity);

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−    Scope 3: other indirect emissions (employee travel, product transport, emissions from Orange customers and suppliers).

Seamless network: a telecommunications service provided by a network operator or a service provider which uses the resources of one or more other operators or suppliers to give users the impression that they are accessing the same network without interruption regardless of where they are.

Signaling System 7 (SS7): information exchanges required for the management of a telephone communication (establishment and termination, maintenance and supervision, invoicing) and transferred in digital form by a network separate from that used for the communication itself.

SS7: see Signaling System 7.

Streaming: technology enabling the broadcasting of video images on the Internet and continuous viewing in real time.

Switched Telephone Network (STN): voice transport network comprised of terminals, subscriber lines, circuits and exchanges/switches. It is also used to access certain data services.

Triple play: broadband contract package including Internet access, telephony and a package of television channels.

UMTS (Universal Mobile Telecommunications System): third-generation (3G) mobile telephony standard allowing broadband communication (up to 2 Mbits/s at theoretical symmetrical speed) over the 1.9 to 2.2 GHz frequency band.

vDSL (Very high bit-rate DSL): technique based on the same technique as xDSL. vDSL signals are sent over a pair of copper wires, simultaneously and without interfering with voice telephony. This allows for very high speeds.

Virtual Private Network (VPN): a set of resources on a public network made exclusively available to a business customer.

Voice over Internet Protocol - VoIP: transport of voice services using IP technologies.

VPN: see Virtual Private Network.

VSAT (Very Small Aperture Terminal): satellite communications technology that uses two-way satellite dishes with a diameter of less than 3 m and requires few ground resources. VSAT is used to connect a small site to communication networks, either for telephony or Internet access.

WiFi (Wireless-Fidelity): technology enabling the connection of wireless equipment using radio waves in the 2.4 GHz wavelength, at speeds of 11 Mbits/s (802.11b standard) or 54 Mbits/s (802.11g standard). By extending the Ethernet protocol to cover radio services, WiFi offers businesses and individuals the ability to wirelessly connect several computers or shared devices in a network over distances that may reach several dozen meters.

xDSL: see DSL.

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7.3     Cross-reference tables

7.3.1      Universal Registration Document (URD)

Headings of Annexes 1 and 2 of Commission Delegated Regulation (EU) 2019/980 of March 14, 2019		URD
		Section	Pages
1.	Persons responsible
1.1	Name and function of the persons responsible for the information		1
1.2	Declaration of the persons responsible		1
1.3	Expert statement or report	N/A
1.4	Information from third parties	N/A
1.5	Declaration without prior approval of the competent authority		1
2.	Statutory Auditors
2.1	Names and addresses	3.5.1	283
2.2	Changes	3.5.1	283
3.	Risk factors	2.1	50-56
4.	Information about the issuer
4.1	Legal and commercial name	7.1	424
4.2	Place, registration number and legal entity identifier (LEI)	7.1	424
4.3	Date of incorporation and length of life	7.1	424
4.4	Registered office, legal form, website and applicable legislation	7.1	424
5.	Business overview
5.1	Principal activities	1.4	17-30
5.2	Principal markets	1.2.2, 1.4	10, 17-30
5.3	Important events in the development of the issuer’s business	1.1.3, 1.3	6, 14-17
5.4	Issuer’s strategy and objectives	1.2.3, 3.2.2	10-13, 120
5.5	Dependence on patents or licenses, industrial, commercial or financial contracts or new manufacturing processes	1.6.2, 1.7, 2.1.1-2.1.2	35, 36-48, 52-53
5.6	Competitive position	1.4	17-30
5.7	Investments
5.7.1	Material investments made	3.1.2.5.1	90-91
5.7.2	Material investments in progress or for which firm commitments have already been made	3.3 note 16.1	231-233
5.7.3	Significant joint ventures and equity investments	3.3 notes 11, 13.7, 20 3.4.1 note 4.2	201, 212-213, 244-245 256-259
5.7.4	Environmental issues that may affect the issuer’s use of its property, plant and equipment	2.1.1, 2.1.4, 4.2	50-52, 54-56, 303-319
6.	Organizational structure
6.1	Brief description of the Group and diagram of the organizational structure	1.1	4-6
6.2	List of significant subsidiaries	3.3 note 20	244-245
7.	Operating and financial review
7.1	Financial condition	3.1	82-118
7.1.1	Analysis of the development and performance of the issuer’s business and of its position	3.1.1-3.1.3	83-107
7.1.2	Likely future development of the issuer’s business and Research & Development activities	1.6	33-35
7.2	Operating results	3.1.2.1-3.1.2.2	85-89
7.2.1	Significant factors materially affecting the issuer’s income from operations	1.3, 3.1.2.1-3.1.2.2	14-17, 85-89
7.2.2	Discussion of the reasons for material changes in net sales or revenues	3.1.1.2, 3.1.2.1.1	84-85, 85-86
8.	Capital resources
8.1	Information concerning the issuer’s capital resources	3.3 note 15, 6.1	224-231, 400-401
8.2	Issuer’s cash flows	3.1.4.1, 3.3	108-111, 121-246
8.3	Borrowing requirements and funding structure	3.1.4.2	112-113
8.4	Restrictions on the use of capital resources	N/A
8.5	Anticipated sources of funds	3.3 note 14.3	218-220
9.	Regulatory environment	1.7	36-48
10.	Trend information
10.1	Most significant recent trends and significant changes in the Group’s financial performance since the end of the last financial period	3.2.1	119
10.2	Trends and uncertainties likely to have a significant influence on outlook	1.2.2, 2.1	10, 50-56
11.	Profit forecasts or estimates
11.1	Published profit forecasts or estimates	3.2.2	120
11.2	Principal assumptions	1.2.2, 1.2.3, 1.4	10-13, 17-30
11.3	Declaration of comparability with historical financial information and compliance with accounting methods	3.2.2	120
12.	Administrative, management, and supervisory bodies and senior management
12.1	Composition of management and supervisory bodies	5.1	356-370
12.2	Administrative, management and supervisory bodies and senior management conflicts of interest	5.1.4.3	370
13.	Remuneration and benefits
13.1	Amount of remuneration paid and benefits in kind granted to members of management and supervisory bodies	5.4.1-5.4.2	382-396
13.2	Total amounts set aside or accrued to provide for pensions, retirement or similar benefits	5.4.1	382-394
14.	Board practices
14.1	Date of expiration of the current terms of office	5.1.1	356-360
14.2	Service contracts providing for benefits upon termination of employment	5.4.1.1	382-384
14.3	Committees of the Board of Directors	5.2.1.6, 5.2.1.8	373-375, 376-379
14.4	Statement of compliance with the Corporate Governance regime applicable in France	5.3	382
14.5	Potential material impacts on the Corporate Governance	N/A
15.	Employees
15.1	Number of employees and breakdown of persons employed	4.3.1	320-323
15.2	Share ownership and stock options held by members of management and supervisory bodies	5.1.4.2 5.1.4.4	369 370
15.3	Arrangements for involving the employees in the capital of the issuer	4.3.3	324-326
16.	Major shareholders
16.1	Shareholders holding more than 5% of the capital	6.2.1	401-402
16.2	Existence of different voting rights	6.4.1	403
16.3	Control of the issuer	6.2.2	402
16.4	Arrangements the operation of which may result in a change in control of the issuer	N/A
17.	Related party transactions	3.3 note 12, 3.4.1 note 8	203 274
18.	Financial information concerning the issuer’s assets and liabilities, financial position and profits and losses
18.1	Historical financial information	3.3, 3.4.1	121-246, 248-280
18.2	Interim and other financial information	N/A
18.3	Auditing of historical annual financial information	3.5.2	283-294
18.4	Pro forma financial information	N/A
18.5	Dividend policy	6.3	402
18.6	Legal and arbitration proceedings	3.3 note 18, 3.4.1 note 7	242-244 273-274
18.7	Significant change in the issuer’s financial position	3.2.1	119
19.	Additional information
19.1	Share capital
19.1.1	Amount of issued capital and (number of shares)	3.3 note 15, 6.1.1	224-231, 400
19.1.2	Shares not representing capital	N/A
19.1.3	Shares held by the issuer or its subsidiaries	6.1.4	400-401
19.1.4	Convertible or exchangeable securities or securities with warrants	6.1.2	400
19.1.5	Acquisition rights and/or obligations over authorized but unissued capital	N/A
19.1.6	Information about any capital of any member of the Group which is under option or agreed to be put under option	N/A
19.1.7	History of share capital	6.1.1	400
19.2	Memorandum and Articles of Association
19.2.1	Register and corporate purpose	7.1	424
19.2.2	Rights, preferences and restrictions attached to shares	6.4.1	403
19.2.3	Provisions of the issuer’s articles of association, statutes, charter or Bylaws that would have an effect of delaying, deferring or preventing a change in control of the issuer	N/A
20.	Material contracts	3.3 notes 3.2 and 14.3	155-158, 218
21.	Documents available		1

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N/A: not applicable.

7.3.2      Annual Financial Report

The Annual Financial Report required by Article L. 451-1-2 of the French Monetary and Financial Code and Article 222-3 of the AMF General Regulation, and reporting on the items mentioned below, is included in this Universal Registration Document.

Items required by Articles L. 451-1-2 of the French Monetary and Financial Code and 222-3 of the AMF General Regulation	URD
	Section	Pages
Consolidated financial statements (IFRS)	3.3	121-246
Annual financial statements (French GAAP)	3.4.1	248-280
Management Report	See Cross-reference Table 7.3.3
Declaration by the person responsible		1
Report of the Statutory Auditors on the consolidated financial statements	3.5.2.1	283-288
Report of the Statutory Auditors on the annual financial statements	3.5.2.2	289-294

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7.3.3      Management Report of the Board of Directors

The Management Report of the Board of Directors to the Shareholders’ Meeting, required by Article L. 225-100 of the French Commercial Code and reporting on the items mentioned below is included in this Universal Registration Document. It was approved by the Board of Directors of Orange SA on February 16, 2022.

Items required by the French Commercial Code, Monetary and Financial Code, Universal Registration Document, the General Tax Code, and by the General Regulations of the AMF	URD
	Section	Pages
I. Activity
Analysis of the business performance, results and financial position of the Company during the past fiscal year (L. 225-100-1 and L. 232-1 of the French Commercial Code)	3.4.1-3.4.2	247-280
Analysis of the business performance, results and financial position of the Group during the past fiscal year (L. 225-100-1 II and L. 233-26 of the French Commercial Code)	3.1	82-118
Results of subsidiaries and controlled companies by business segment (L. 233-6 of the French Commercial Code)	3.1.3	92-107
Research and development activities (L. 232-1 and L. 233-26 of the French Commercial Code)	1.6	33-35
Description of the principal risks and uncertainties (L. 225-100-1 of the French Commercial Code)	2.1	50-56
Information on financial risks related to the effects of climate change and measures taken by the company to reduce them (L. 22-10-35 of the French Commercial Code)	2.1.1, 2.1.4, 2.2.3.2.1, 4.2.4.1	50-52, 54-56, 64-67, 313-314
Group’s policy concerning financial risk management and exposure to price, credit, liquidity and cash risks (L. 225-100-1 of the French Commercial Code)	3.1.4.2.3 3.3 note 14	112, 217-224
Add-back of operating expenses and extravagant expenses (Art. 39.4 and 223 quater, Art. 39.5 and 223 quinquies of the General Tax Code)	3.4.2.2	280
Information on supplier payment terms (L. 441-14 of the French Commercial Code)	3.4.2.4	281
Five-year summary of results (R. 225-102 of the French Commercial Code)	3.4.2.5	282
Information on trends (L. 232-1 and L. 233-26 of the French Commercial Code)	3.1.2.5.3, 3.2.2	91, 120
Material events subsequent to the balance sheet date (L. 232-1 and L. 233-26 of the French Commercial Code)	3.2.1, 3.3. note 19	119, 244,
Main characteristics of the internal control and risk management procedures pertaining to the preparation and processing of accounting and financial information (L. 22-10-35 of the French Commercial Code)	2.2.3.1	63-64
II. Consolidated Non-Financial Statement (L. 225-102-1, L. 22-10-36 and R. 225-105 of the French Commercial Code)
Business model	1.2.3	10-13

Main risks relating to the employment-related and environmental consequences of Orange’s activities, including the risks arising from climate change and those related to the impacts of our business on respect for human rights, anti-corruption measures and tax avoidance

	2.1.4 4.6	54-54, 346-347,
Policies to prevent, identify and mitigate risks	2.2.2, 2.2.3, 4.6	61-63, 63-80, - 347
Effectiveness of our policies and key
- employment-related performance indicators	4.2	303-319
- environmental performance indicators	4.4	330-331
- and community and sustainable development performance indicators	4.1, 4.3, 4.5	296-303, 320-330, 332-345,
III. Vigilance plan (L. 225-102-4 of the French Commercial Code)
Risk mapping	2.1.4, 4.6	54-56, 347
Procedures for evaluating the position of subsidiaries, subcontractors and suppliers	2.2, 4.6	57-80,347
Actions taken to mitigate risks and prevent abuses	2.2, 4.1.3, 4.3.6, 4.4, 4.5, 4.6	57-80, 298, 317-329, 330-331, 332-345, 347,
Alert mechanism	2.2.3.2.3, 4.1.2, 4.6	71-73, 297-298, 347
Monitoring mechanism and assessment of measures taken	4.6	347
IV. Legal information and information related to shareholding
Employee shareholdings at the year-end (L. 225-102 of the French Commercial Code)	6.2.1	401-402
Identity of shareholders holding more than 5%; treasury shares (L. 233-13 of the French Commercial Code)	6.2.1	401-402
Information on share buybacks (L. 225-211 of the French Commercial Code)	6.1.4	401
Dividends distributed for the last three fiscal years (243 bis of the General Tax Code)	6.3	402
Equity investment in or takeover of companies having their registered office in France (L. 233-6 of the French Commercial Code)	3.4.2.3	280
Summary of transactions by Corporate Officers on company securities (L. 621-18-2 and R. 621-43-1 of the French Monetary and Financial Code, and 223-22 A and 223-26 of the AMF General Regulation)	5.1.4.2	369-
V. Miscellaneous
Information on loans granted to other companies (L. 511-6 and R. 511-2 1-3 of the French Monetary and Financial Code)	N/A	-
List of company branches abroad (L. 232-1 of the French Commercial Code)	N/A	-

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7.3.4      Corporate Governance Report of the Board of Directors

The report of the Board of Directors required by Article L. 225-37 of the French Commercial Code and reporting on the items indicated below, is included in this Universal Registration Document. It was approved by the Board of Directors of Orange SA on February 16, 2022.

The Statutory Auditors’ Report on the Board of Directors’ report on Corporate Governance is included in their report on the separate annual financial statements.

Information required by Article L. 22-10-8 et seq. of the French Commercial Code	URD
	Section	Pages
Composition of the Board of Directors	5.1.1	356-360
Directorships and offices held in any company by each of the corporate officers during the year	5.1.4.1	364-368
Application of the principle of balanced representation between women and men on the Board of Directors	5.2.1.3	372-373
Information on gender balance in the 10% most senior positions	4.5.3.2	337-338
Information on balanced representation between women and men on the committee assisting the General Management (Executive Committee)	4.5.3.2	337-338
Information on balanced representation between women and men in governing bodies	2.2.3.2.2.4	70-71
Conditions of preparation and organization of the work of the Board of Directors	5.2.1.4-5.2.1.9	373,379
Description of the procedure for evaluating current agreements implemented	5.2.1.10	379-380
Form of exercise of the General Management	5.2.2.1	380
Limits on the powers of the Chief Executive Officer	5.2.2.2	381
Reference to a Code of Corporate Governance	5.3	382
Special procedures regarding shareholder participation at Shareholders’ Meetings	6.4.3	403-404
Items relating to the compensation policy for corporate officers	5.4.1.3	390-394
Total compensation and benefits of any kind paid to each corporate officer	5.4.1.2	384-390
Difference in the compensation of corporate officers and employees	5.4.1.2	384-390
Factors that may have an impact in the event of a public tender or exchange offer	5.2.1.1, 6.2
Related party agreements and commitments	6.7	419-422
Summary table of delegations and authorizations granted by the Shareholders’ Meeting to the Board of Directors to increase the Company’s capital and use made of these delegations during the fiscal year (L. 225-37-4 of the French Commercial Code)	6.6	411-418

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7.3.5      Documents sent to shareholders upon request

The documents required by Article R. 225-88 of the French Commercial Code (documents sent to shareholders who request them prior to the Annual Shareholders’ Meeting) included in this Universal Registration Document are listed below. Other documents required by this article are included in the notice of meeting sent to shareholders and are, together with the Group’s Social Audit Report, available on the www.orange.com website, under the heading Finance/Annual Shareholders’ Meeting.

Elements required by Article R. 225-88 of the French Commercial Code	URD
	Section	Pages
List of directors and Chief Executive Officers and offices held	5.1.1-5.1.2 5.1.4.1	356-361, 364-369
Text of draft resolutions	6.5	405-410
Report of the Board of Directors to the Shareholder’s Meeting	6.6 (also see Cross-reference Table 7.3.3)	411-418
Statutory Auditors’ Special Report on regulated agreements	6.7	419-422
Statutory Auditors’ Report on the resolutions proposed to the General Meeting	6.7	417-422
Annual financial statements	3.4	247-282
Allocation of income	6.6	411-418
Statutory Auditors’ General Report on the annual financial statements	3.5.2.2	289-294
Consolidated financial statements	3.3	121-246
Group Management Report	3.1	82-118
Corporate Governance Report of the Board of Directors	See Cross-reference Table 7.3.4
Statutory Auditors’ Report on items that could have an effect in case of public tender or exchange offer	3.5.2.2	289-294
Summary table of delegations of authority and powers concerning capital increases	6.6	411-418

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ORANGE

Date: March 31, 2022	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations